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08001076

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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Alpha Credit Bank

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

MAR 0 6 2008

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 03399

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 3/5/08

ALPHA BANK

FINANCIAL STATEMENTS AS AT 31.12.2007

(In accordance with the International Financial Reporting Standards - I.F.R.S.)

ATHENS
FEBRUARY 26, 2008

Table of Content

KPMG
Certified Auditors AE
3 Stratigou Tombra Street
Aghia Paraskevi
GR – 153 42 Athens Greece

Στρατηγού Τόμπρα 3
153 42 Αγία Παρασκευή
Ελλάς
ΑΡΜΑΕ29527/01ΑΤ/Β/93/162/96

Telephone Τηλ: +30 210 60 62 100
Fax Φαξ: +30 210 60 62 111
Internet www.kpmg.gr
e-mail postmaster@kpmg.gr

Independent Auditors' Report
(Translated from the original in Greek)

To the Shareholders of ALPHA BANK A.E.

Report on the Financial Statements

We have audited the accompanying financial statements of ALPHA BANK A.E. (the "Bank") which comprise the balance sheet as at 31 December 2007, and the income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and the fair presentation of these financial statements in accordance with International Financial Reporting Standards, as adopted by the European Union. This responsibility includes: designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Greek Auditing Standards, which are harmonized with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG

Opinion

In our opinion, the financial statements give a true and fair view, of the financial position of the Bank as of 31 December 2007, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards, as adopted by the European Union.

Athens, 26 February 2008

KPMG Certified Auditors AE

Marios T. Kyriacou Certified Auditor Accountant AM SOEL 11121	Harry Sirounis Certified Auditor Accountant AM SOEL 19071

INCOME STATEMENT

	Note	(Thousands of Euro) From 1 January to 31.12.2007	31.12.2006
Interest and similar income	2	3,106,845	2,442,729
Interest expense and similar charges	2	(1,879,187)	(1,301,845)
Net interest income		1,227,658	1,140,884
Fee and commission income		349,399	313,844
Commission expense		(27,480)	(21,399)
Net fee and commission income	3	321,919	292,445
Dividend income	4	45,462	52,907
Gains less losses on financial transactions	5	(42,833)	121,626
Other income	6	34,878	15,015
		37,507	189,548
Total income		**1,587,084**	**1,622,877**
Staff costs	7	(386,694)	(368,852)
General administrative expenses	8	(338,490)	(276,333)
Depreciation and amortization expenses	19,20,21	(51,186)	(40,467)
Other expenses		(2,486)	(1,686)
Total expenses		**(778,856)**	**(687,338)**
Impairment losses and provisions for credit risk	9	(194,587)	(219,505)
Profit before tax		**613,641**	**716,034**
Income tax	10.1	(150,251)	(139,839)
		463,390	**576,195**
Tax on reserves	10.2	(6,384)	(73,902)
Profit after tax		**457,006**	**502,293**
Earnings per share:	11		
Basic earnings per share (€)		1.13	1.28
Diluted earnings per share (€)		1.12	1.28

The attached notes (pages 12 to 77) form an integral part of these financial statements.

BALANCE SHEET

(Thousands of Euro)

	Note	31.12.2007	31.12.2006
ASSETS			
Cash and balances with Central Banks	12	1,650,327	1,477,675
Due from banks	13	7,349,675	6,184,088
Securities held for trading	14	264,788	346,207
Derivative financial assets	15	384,466	254,566
Loans and advances to customers	16	35,267,874	28,237,691
Investment securities			
- Available-for-sale	17	6,300,377	7,462,388
Investments in subsidiaries, associates and joint ventures	18	1,626,100	1,593,550
Investment property	19	42,370	42,006
Property, plant and equipment	20	603,831	544,636
Goodwill and other intangible assets	21	55,836	42,104
Deferred tax assets	22	158,160	261,363
Other assets	23	280,626	229,825
		53,984,430	46,676,099
Non-current assets held for sale	24	54,706	92,513
Total Assets		**54,039,136**	**46,768,612**
LIABILITIES			
Due to banks	25	5,637,562	7,222,117
Derivative financial liabilities	15	383,129	226,223
Due to customers	26	23,334,888	20,372,543
Debt securities in issue and other borrowed funds	27	20,521,976	15,148,320
Liabilities for current income tax and other taxes	28	127,863	110,102
Deferred tax liabilities	22	82,960	137,901
Employee defined benefit obligations	29	3,733	513,311
Other liabilities	30	1,159,012	584,358
Provisions	31	47,796	17,901
Total Liabilities		**51,298,919**	**44,332,776**
EQUITY			
Share capital	32	1,602,809	1,591,286
Share premium	33	184,033	127,961
Reserves	34	333,892	207,853
Retained earnings	35	619,483	523,201
Treasury shares	36	-	(14,465)
Total Equity		**2,740,217**	**2,435,836**
Total Liabilities and Equity		**54,039,136**	**46,768,612**

The attached notes (pages 12 to 77) form an integral part of these financial statements.

STATEMENT OF CHANGES IN EQUITY

(Thousands of Euro)

	Note	Share capital	Share premium	Reserves	Retained earnings	Treasury shares	Total
Balance 1.1.2006		**1,456,018**	**125,685**	**220,423**	**337,439**	**(188,128)**	**1,951,437**
Changes in equity for the period 1.1-31.12.2006							
Net change in fair value of available-for-sale securities				(48,428)			(48,428)
Net change in fair value of available-for- sale securities transferred to income statement from sales				(4,804)			(4,804)
Exchange differences on translating foreign operations					(46)		(46)
Net income recognized directly in equity				(53,232)	(46)		(53,278)
Profit for the period, after income tax					502,293		502,293
Total				(53,232)	502,247		449,015
Purchase of treasury shares						(209,730)	(209,730)
Sale of treasury shares					92,604	383,393	475,997
Dividends distributed					(237,556)		(237,556)
Appropriation to reserves				37,780	(37,780)		-
Share capital increase by capitalization of reserves and change of nominal value of share to € 3.90	32	133,954			(133,954)		-
Recognition of employee share options				5,158			5,158
Exercise of employee share options	33		2,276	(2,276)			
Issue of new shares due to share options exercise	32	1,314					1,314
Other					201		201
Balance 31.12.2006		1,591,286	127,961	207,853	523,201	(14,465)	2,435,836

The attached notes (pages 12 to 77) form an integral part of these financial statements.

	Note	Share capital	Share premium	Reserves	Retained earnings	Treasury shares	Total
Balance 1.1.2007		**1,591,286**	**127,961**	**207,853**	**523,201**	**(14,465)**	**2,435,836**
Changes in equity for the period 1.1-31.12.2007							
Net change in fair value of available-for-sale securities				(48,196)			(48,196)
Net change in fair value of available-for-sale securities transferred to income statement from sales				126,825			126,825
Exchange differences on translating foreign operations					200		200
Net income recognized directly in equity				78,629	200		78,829
Profit for the period after income tax					457,006		457,006
Total				78,629	457,206		535,835
Purchase of treasury shares	36					(329,189)	(329,189)
Sale of treasury shares	36				(2,999)	343,654	340,655
Dividends distributed	35				(304,421)		(304,421)
Appropriation to reserves	34			53,400	(53,400)		
Recognition of employee share options				19,487			19,487
Exercise of employee share options	33,34		25,477	(25,477)			-
Issue of new shares due to share options exercise	32,33,42	11,523	30,595				42,118
Other					(104)		(104)
Balance 31.12.2007		1,602,809	184,033	333,892	619,483	-	2,740,217

The attached notes (pages 12 to 77) form an integral part of these financial statements.

CASH FLOW STATEMENT

	Note	(Thousands of Euro) From 1 January to 31.12.2007	31.12.2006
Cash flows from operating activities			
Profit before tax		613,641	716,034
Adjustments for:			
Depreciation of property, plant and equipment	19,20	33,355	27,011
Amortization of intangible assets	21	17,831	13,456
Impairment losses from loans and provisions		205,733	225,950
Other adjustments		19,487	5,157
(Gains)/losses from investing activities		57,547	(160,987)
(Gains)/losses from financing activities		115,678	72,092
		1,063,272	898,713
Net (increase)/decrease in assets relating to operating activities:			
Due from banks		(1,589,718)	(756,600)
Securities held for trading and derivative financial assets		(48,481)	(308,072)
Loans and advances to customers		(7,202,283)	(4,304,132)
Other assets		(1,611)	(87,399)
Net increase/(decrease) in liabilities relating to operating activities			
Due to banks		(1,584,555)	(1,380,192)
Derivative financial liabilities		156,905	85,591
Due to customers		7,984,035	5.579.149
Other liabilities		(11,747)	12,017
Net cash from operating activities before taxes		(1,234,183)	(260,925)
Income taxes and other taxes paid		(86,412)	(156,379)
Net cash flows from operating activities		**(1,320,595)**	**(417,304)**
Cash flows from investing activities			
Acquisitions of subsidiaries, associates and joint ventures		(28,325)	(12,468)
Proceeds from sale of subsidiaries, associates and joint ventures		1,137	17,678
Dividends received		45,461	52,907
Purchase of property, plant and equipment		(98,649)	(81,018)
Disposal of property, plant and equipment		27,897	(48,125)
Net (increase)/decrease in investment securities		1,133,696	10,492
Merger of Belgrade branch with Alpha Bank Srbija A.D.		-	61,823
Net cash flows from investing activities		**1,081,217**	**1,289**
Cash flows from financing activities			
Share capital increase from share options exercise		42,118	1,314
(Purchases)/sales of treasury shares		11,466	266,267
Dividends paid		(302,474)	(234,989)
Proceeds from the issue of debt securities and other borrowed funds	27	677,038	-
Repayment of debt securities and other borrowed funds		(440,749)	(93,153)
Net cash flows from financing activities		**(12,601)**	**(60,561)**
Effect of exchange rate fluctuations on cash and cash equivalents		500	1,028
Net increase/(decrease) in cash and cash equivalents		**(251,479)**	**(475,548)**
Cash and cash equivalents at beginning of the year	12	**4,608,407**	**5,083,955**
Cash and cash equivalents at end of the year	12	**4,356,928**	**4,608,407**

The attached notes (pages 12 to 77) form an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

General Information

At present, the Bank operates under the brand name of ALPHA BANK A.E. and with the sign of ALPHA BANK. Its registered office is 40 Stadiou Street, Athens and it is listed as a societe anonyme, with number 6066/06/B/86/05. The Bank's duration is until 2100 which can be extended by a decision of the shareholders in General Meeting.

In accordance with article 4 of the articles of association, the Bank's purpose is to provide general banking services in Greece and abroad.

The term of the Board of Directors, elected by the Shareholders' General Meeting on April 19, 2005 ends in 2010. The Board of Directors, after the changes approved by the Board meeting held on 27 February 2007 (resignation of the non-executive member Mr. Takis Athanasopoulos, who was replaced by Mr. Evangelos Kaloussis) as at 31 December 2007 consist of:

CHAIRMAN (Executive Member)

Yannis S. Costopoulos

VICE CHAIRMAN (Non Executive Member)
Minas G. Tanes***

EXECUTIVE MEMBERS

MANAGING DIRECTOR

Demetrios P. Mantzounis

EXECUTIVE DIRECTORS AND GENERAL MANAGERS

Marinos S. Yannopoulos (CFO)***

Spyros N. Filaretos

Artemis Ch. Theodoridis

NON-EXECUTIVE MEMBERS

George E. Agouridis *

Sophia G. Eleftheroudaki

Paul G. Karakostas*

Nicholaos I. Manessis **

NON-EXECUTIVE INDEPENDENT MEMBERS

Pavlos A. Apostolides **

Thanos M. Veremis

Evangelos I. Kaloussis */***(On 3 April 2007 elected from non-executive member to a non-executive independent member by the Shareholders' Meeting)

Ioannis K. Lyras **

SECRETARY

Hector P. Verykios

* Member of the Audit Committee
** Member of the Remuneration Committee
*** Member of the Risk Management Committee

The certified auditors of the semi-annual and year end financial statements of the Bank are:

Principal Auditors:	Marios T. Kyriacou Harry G. Sirounis
Substitute Auditor: of KPMG Certified Auditors A.E.	Nick Ch. Tsiboukas

The Bank's shares are listed on the Athens Stock Exchange since 1925.

As at 31 December 2007 Alpha Bank was ranked fifth, in terms of market capitalization. Since February 2004 the Bank has been included in the FTSE Eurofirst 300 Index, an index which consists of the 300 largest European companies. Additionally, the Bank is included in a series of other indices, such as (S&P Europe 350, FTSE Med 100, MSCI Europe, DJ Euro Stoxx and FTSE4 Good).

Apart from the Greek listing, the shares of the Bank are listed in the London Stock Exchange in the form of international certificates (GDR's) and they are traded over the counter in New York (ADR's).

As at 31 December 2007 the Bank has 410,976,652 shares in issue.

The Bank's growth and consistent dividend policy has attracted local and foreign investors. This has increased the shares' liquidity which for the year ended 31 December 2007 amounted to an average of 1,307,691 shares per day.

Finally, the credit rating of the Bank remains at a high level (Standard & Poor's: A-, Moody's: A1, Fitch Ratings: A-) and reflects the dynamics of its operations and the positive outlook with respect to its share price.

The financial statements have been approved by the Board of Directors on 26 February 2008.

1. Accounting policies applied

1.1 Basis of presentation

These financial statements relate to the fiscal year 1 January 2007 to 31 December 2007 and they have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union in accordance with Regulation 1606/2002 of the European Parliament and the Council of the European Union on 19 July 2002.

The financial statements are prepared on the historical cost basis except for the following assets and liabilities which are measured at fair value:

- Securities held for trading
- Derivative financial instruments
- Available-for-sale securities

The financial statements are presented in Euro, rounded to the nearest thousand unless otherwise indicated.

The estimates and judgments applied in preparing the financial statements are based on historical information and assumptions which at present are considered appropriate.

The estimates and assumptions are reviewed on an ongoing basis to take into account current conditions, and the effect of any revisions are recognized in the period in which the estimate is revised.

The accounting policies, applied by the Bank in the financial statements as at 31 December 2007, are the same as those applied in the financial statements for the year ended 31 December 2006 after taking into account amendments to the standards, and interpretations issued by the International Accounting Standards Board (IASB) and adopted by the European Union which are effective for annual periods beginning on or after 1.1.2007:

- International Financial Reporting Standard (IFRS) 7 *«Financial Instruments: Disclosures» (Regulation 108/2006)*

IFRS 7 and the amendments to other Standards resulted in significant changes relating to the disclosure requirements of financial instruments, which are included in financial statements of 31.12.2007.

- Amendment to IAS 1 *«Presentation of Financial Statements – Capital Disclosure»*

This amendment requires additional disclosures for the management of the Bank's capital and quantitative disclosures included in the financial statements of 31.12.2007.

- Interpretation 7 *«Applying the restatement Approach Under IAS 29 Financial Reporting in Hyper Inflationary Economies (Regulation 708/2006)*

The adoption of this interpretation had no effect on the financial statements as the Bank has no operations in hyper inflationary economies.

- Interpretations 8 and 9 *«Scope of IFRS 2» and «Reassessment of embedded derivatives» (Regulation 1329/8.9.2006)*

The adoption of these interpretations had no impact on the Bank's financial statements.

- Interpretation 10 *«Interim Financial Reporting and Impairment» (Regulation 610/2007)*

With the adoption of this interpretation an entity can not reverse an impairment loss recognized in an interim period relating to goodwill or an investment in either an equity instrument or a financial asset carried at cost.

The adoption of this interpretation did not have an impact on Bank's financial principles.

Apart from the above Standards and Interpretations, the European Union adopted the following standards and interpretations, which are effective for annual periods beginning after 1.1.2007 and have not been early adopted by the Bank.

- Interpretation 11 *"IFRS 2 – Group and Treasury Share Transactions"*
Effective for annual periods beginning on or after 1.3.2007 (Rule 611/1.6.2007)

The adoption of this Interpretation will not have a substantial impact on the Bank's financial statements.

- International Financial Reporting Standard 8 «Operating segments» Effective for annual periods on or after 1.1.2009.(Rule 1358/21.11.2007)

This standard replaces IAS 14 «Segment reporting».

Its adoption by the European Union and by the Bank will have a impact on the Bank's disclosures relating to operating segments.

In addition, the International Accounting Standards Board (IASB) has issued the following standards and interpretations which have not yet been adopted by the European Union and have not been early implemented by the Bank.

- Amendment of International Accounting Standard 23 *«Borrowing costs »* Effective for annual periods on or after 1.1.2009

On 29 March 2007, the Board issued the revised IAS 23, which removed the option of immediately recognizing as an expense all borrowing costs that relate to assets that have a substantial period of time to be ready for use or sale. Such borrowing costs are capitalized as part of the cost of the asset.

Its adoption will not have a substantial impact on Bank's financial statements.

- Amendment of International Accounting Standard (IAS) 1 *«Presentation of financial statements»*. Effective for annual periods on or after 1.1.2009.

On 6 September 2007, the Board published the revised version of IAS 1. The most significant changes are the following:

i) Introduction of a statement of comprehensive income. This statement includes the profit or loss of the period and all non-owner changes in equity. Entities may present a separate income statement, but all non-owner changes in equity must be presented in an additional statement.

ii) The statement of changes in equity, will include transactions between the entity and the equity holders.

iii) In the instances where a new accounting standard is retrospectively implemented or items are restated, the comparative figures must include the opening and closing balance sheet of the prior year.

The adoption of this Standard by the European Union and the Bank will affect the presentation of financial statements.

- *Amendment of International Accounting Standard 27 «Consolidated and Separate Financial Statements» and International Financial Reporting Standard 3 «Business combinations» – Effective for business combinations where the acquisition date relates, to annual periods beginning on or after 1.7.2009.*

The main changes from the amended standards issued on 10 January 2008, are summarized as follows:

i) In circumstances where changes in ownership interests have as result an entity to obtain control or to lose control of another entity, the value of the investment prior to the change or the remaining value, should be measured at fair value with changes recognized in profit and loss account.

ii) Upon initial recognition non-controlling interest might be measured at fair value. In addition non-controlling interest should absorb the total losses incurred attributable to their interest.

iii) Any contingent consideration is recognized as a liability and measured at fair value.

iv) Costs incurred by the acquirer are not included in the cost of a business combination but are expensed.

Finally, changes in a parent's ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

- Amendment of International Financial Reporting Standard 2 *"Share based payments" Effective for annual periods beginning on or after 1.1.2009.*

This amendment issued on 17 January 2008 clarifies that the vesting conditions are distinguished to:

i. Service conditions which are further distinguished to:

- vesting conditions that require to complete a specified period of service

- conditions that require performance targets

ii. Conditions that are not connected to service.

In addition, rules for measuring the grant date fair value of the share-based payments for each for the above categories are clarified, together with the accounting treatment in the cases that a failure to meet the conditions is arisen.

The adoption of this amendment by the European Union and the Bank, is not expected to have a significant impact on the financial statement.

- Amendment of International Accounting Standard 32 «Financial Instruments: Presentation» - and International Accounting Standard 1 «Presentation of financial statements» Effective for annual periods beginning on 1.1.2009

With the implementation of the above amendment, issued on 14 February 2008, financial instruments that otherwise meet the definition of financial liability, but also contain the right for the holder to put them back to the issuer, under specific conditions, are classified as equity of the issuer. This amendment requires additional disclosures on the financial statements.

The Bank is examining whether there will be an impact from the adoption of the above amendment in the financial statements.

- Interpretation 12 «Service concession arrangements» Effective for annual periods on or after 1.1.2008

- Interpretation 13 «Customer loyalty programs» Effective for annual periods on or after 1.7.2008

- Interpretation 14 «IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction» Effective for annual periods on or after 1.1.2008

The Bank is examining whether there will be an impact from the adoption of the above Interpretations in the financial statements.

1.2 Segment reporting

The Bank after considering the present management and reporting structure, and that the majority of its income arise from activities in Greece decided that:

a. the primary reporting format are the following business segments:

- Retail
- Corporate Banking
- Asset Management/Insurance
- Investment Banking/Treasury
- South Eastern Europe
- Other

b. the following geographical segments are the secondary reporting format:

- Greece
- Other countries

Detailed information relating to business and geographical segments is presented in note 38.

1.3 Transactions in foreign currency and translation of foreign operations

a. Transactions in foreign currency

The financial statements are presented in Euro, which is the functional currency and the currency of the country of incorporation of the Bank. Items included in the financial statements of each of the foreign branches are measured at the functional currency of each branch which is the currency of the country of incorporation in which the branch operates or the currency used for the majority of transactions held.

Transactions in foreign currencies are translated to the functional currency at the closing exchange rate at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the functional currency at the closing exchange rate at that date. Foreign exchange differences arising on translation are recognized in the income statement.

Non-monetary assets and liabilities are recognized at the exchange rate ruling at initial recognition, except for those non-monetary items denominated in foreign currencies that are stated at fair value. The exchange differences relating to these items are part of the change in fair value and they are recognized in the income statement or recorded directly in shareholders' equity depending on the classification of the non-monetary item.

b. Translation of foreign operations

The results and financial position of all foreign branches that have a functional currency that is different from the presentation currency of Bank's financial statements are translated into the presentation currency as follows:

(i) Assets and liabilities for each balance sheet presented are translated to Euro at the closing rate applicable on the balance sheet date.
The comparative figures presented are translated to Euro at the closing rate at the respective date of the comparative balance sheet.

(ii) Income and expense items for each income statement are translated to Euro at average exchange rates applicable for each period presented.

The resulting exchange differences from the above translation and those arising from other monetary items designated as a part of the net investment in the entity are recorded in equity. When a foreign entity is sold, the exchange differences are recognized in the income statement as part of the gain or loss on sale.

1.4 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents consist of:

a. Cash on hand.
b. Non-restricted placements with Central Banks.
c. Short-term balances due from banks.

Short-term balances due from banks are amounts that mature within three months after the date of the financial statements.

1.5 Classification and measurement of financial assets

The Bank classifies its financial assets in the following categories:

- Loans and receivables.
- Held-to-maturity investments.
- Financial assets at fair value through profit or loss.
- Available-for-sale financial assets.

For each of the above classifications the following is applicable:

a) Loans and receivables

Included in this category are:

i. Loans to customers.
ii. Amounts paid for a portion or total acquisition of bonds issued by customers.
iii. All receivables from customers, banks etc.

Loans and receivables are carried at amortized cost.

b) Held-to-maturity

Held-to-maturity investments are financial assets that the Bank has the positive intention and ability to hold to maturity.

This category is carried at amortized cost. The Bank has not included any financial assets in this category.

c) Financial assets at fair value through profit or loss.

Financial assets included in this category are those:

i. That are acquired principally for the purpose of selling in the near term in order to exploit short term market fluctuations (trading portfolio). The Bank has included in this category fixed rate Government bonds and treasury bills, except for certain specific issues, for which different decisions have been taken, and a limited number of shares and corporate loans.
ii. The Bank, at initial recognition, designates these financial assets at fair value and recognize changes in the fair value in the income statement.

This classification is used when:

- Management monitors and manages the financial instruments on a fair value basis in accordance with a documented risk management or investment strategy.
- Eliminates an accounting mismatch that would otherwise arise from measuring financial assets and liabilities on a different basis (i.e. amortized cost) in relation to another financial asset or liability (i.e. derivatives which are measured at fair value through the profit or loss).
- The financial instrument contains an embedded derivative that significantly modifies the cash flows or the separation of this derivative is not prohibited.

The Bank, at initial recognition, does not designate financial assets at fair value through profit or loss.

d) Available-for-sale

Available-for-sale financial assets are investments that have not been classified in any of the previous categories.

The Bank has included in this category:

i. Variable interest rate bonds
ii. Certain issues of fixed rate Government bonds, for which a specific decision has been taken, and fixed rate bonds of other issuers
iii. Shares
iv. Mutual fund units

This category is measured at fair value. Changes in fair value are recognized directly in equity until the financial asset is derecognized or impaired at which time the cumulative gain or loss previously recognized in equity is transferred to profit or loss. The financial assets included in this category are reviewed at each balance sheet date to determine whether there is any indication of impairment. When a subsequent event cause the amount of impairment loss on an available-for-sale debt security to decrease, the impairment loss is reversed through profit or loss. An impairment loss is reversed through the profit or loss if it can be related objectively to an event occurring after the impairment loss was recognized. However, the impairment losses for equity securities and mutual fund units are not reversed.

The measurement principles noted above are not applicable when a specific financial asset is the hedged item in a hedging relationship, in which case the principles set out in note 1.6 are followed.

1.6 Derivative financial instruments and hedge accounting

Derivatives are financial instruments that upon inception have a minimal or zero value and subsequently change in accordance with a particular underlying instrument (foreign exchange, interest rate, index or other variable).

All derivatives are recognized as assets when their fair value is positive, and as liabilities when their fair value is negative.

Derivatives are entered into for either hedging or trading purposes and they are measured at fair value irrespective of the purpose for which they have been transacted.

In the cases were certain derivatives embedded in other financial instruments, such as bonds, loans, deposits, borrowed funds etc are not carried at fair value through profit or loss then they are accounted for as separate derivatives when the derivative is not closely related to the host contract. These embedded derivatives are measured at fair value and are recognized as derivative assets or liabilities.
In the cases where derivatives embedded in financial instruments that have been designated at fair value through profit or loss, the changes in fair value of the derivatives are included in the fair value change of the combined instrument and recognized in gains less losses on financial transactions.

The Bank's activities involve the use of derivatives as a means of exercising asset-liability management within the guidelines established by the Asset-Liability Committee (ALCO).

In addition the Bank uses derivatives for trading purposes to exploit short-term market fluctuations, within the Bank risk level set by the Asset-Liability Committee (ALCO). Valuation differences arising from these derivatives are recognized in gains less losses on financial transactions.

When the Bank uses derivatives for hedging purposes it ensures that appropriate documentation exists on inception of the transaction, and that the effectiveness of the hedge is monitored on an ongoing basis and the above are repeated at each balance sheet date.

We emphasize the following:

a. *Synthetic Swaps*

The Bank, in order to increase the return on deposits to selected customers, uses synthetic swaps.

This involves the conversion of a Euro deposit to JPY with a simultaneous forward purchase of JPY to cover the foreign exchange exposure.

The result arising from the forward foreign exchange is recognized as interest expense, foreign exchange differences and other gains less losses on financial transactions.

b. *FX Swaps*

These types of swaps are entered into primarily to hedge the exposures arising from customer loans and deposits.

As there is no documentation to support hedge accounting they are accounted for as trading instruments.

The result arising from these derivatives is recognized as interest, foreign exchange differences, in order to match with the interest element resulting from the deposits and loans, and other gains less losses on financial transactions.

Hedge accounting

Hedge accounting establishes the valuation rules to offset on the gain or loss in the fair value of a hedging instrument and a hedged item which would not have been possible if the normal measurement principles were applied.

Documentation of the hedge relationship upon inception and of the effectiveness of the hedge on a on-going basis are the basic requirements for the adoption of hedge accounting.

The hedge relationship is documented upon inception and the hedge effectiveness test is carried out upon inception and it is repeated at each reporting date.

(a) Fair value hedge

A fair value hedge of a financial instrument offsets the change in the fair value of the hedged item in respect of the risks being hedged.

Changes in the fair value of both the hedging instrument and the hedged item in respect of the specific risk being hedged are recognized in the income statement.

When the hedge relationship no longer exists, the hedged items are re-measured based on their classification and valuation principles as analyzed in notes 1.5 and 1.15.

Specifically any adjustment, up to the point that the hedge relationship ceases to be effective, to a hedged item for which the effective interest method is used, is amortized to interest income or expense based on a recalculated effective interest rate of the item, over its remaining life.

The Bank uses interest rate swaps (IRS's) to hedge risks relating to borrowings, bonds, loans and fixed rate term deposits. In addition the Bank uses foreign exchange derivatives to hedge foreign exchange risks arising from investments in subsidiaries.

(b) Cash flow hedge

A cash flow hedge changes the cash flows of a financial instrument from a variable rate to a fixed rate.

The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, whereas the ineffective portion is recognized in profit or loss. The accounting treatment of the hedged item does not change.

There were no instances that would require cash flow hedge accounting.

(c) Hedges of net investment in a foreign operation

The accounting for hedge of a net investment in a foreign operation is similar to cash flow hedge accounting. In cases where the hedge relationship no longer exists the cumulative gain or loss recognized in equity is reversed and recognized in profit or loss, at the time the disposal of the foreign operation takes place.

1.7 Investments in subsidiaries, associates and joint ventures

Investments in subsidiaries, associates and joint ventures are carried at cost, plus any expenses directly attributable to the acquisition less impairment losses.

Dividends received relating to post-acquisition profits are recorded in the income statement, whereas dividend income from pre-acquisition profits are considered as a return of capital and recorded as a reduction of the cost of the investment.

Dividend income is recognized when the right to receive income is established, which is when the decision to this effect has been taken by the shareholders' general meeting.

1.8 Property, plant and equipment

This caption includes: land, buildings for use by the branches or for administrative purposes, additions and improvements of leased fixed assets and equipment.

Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses.

Costs includes expenditures that are directly attributable to the acquisition of asset.

Subsequent expenditure is recognized in the carrying amount of the item when it increases future economic benefits.

Expenditure on repairs and maintenance is recognized in profit or loss as incurred.

Depreciation is recognized in profit or loss on a straight line basis over the estimated useful lives of property, plant and equipment.

The estimated useful lives are as follows:

- Buildings: 33 years.
- Additions to leased fixed assets and improvements: duration of the lease.
- Equipment and vehicles: 4 to 20 years.

Land is not depreciated.

Residual values of property and equipment and useful lives are reassessed and adjusted, if necessary, at the reporting date.

Property, plant and equipment are reviewed at each reporting date to determine whether there is an indication of impairment and if they are impaired the carrying amount is adjusted to its recoverable amount with the difference recorded in profit or loss.

Gains and losses from the sale of property and equipment are recognized in profit or loss.

1.9 Investment property

The Bank includes in this category buildings or a portion of buildings together with the respective portion of the land that is held to earn rental income.

Investment property is measured at cost, which includes all expenditures directly attributable to the acquisition, less accumulated depreciation and impairment losses.

Subsequent expenditure is recognized in the carrying amount of the item when it increases future economic benefits.

Expenditure on repairs and maintenance is recognized in profit or loss as incurred.

The estimated useful lives, over which depreciation is calculated using the straight line method, are the same as those applied to property, plant and equipment.

1.10 Goodwill and other intangible assets

The Bank has included in this category:

a) Software, which is carried at cost less accumulated amortization. Amortization is charged over the estimated useful life, which the Bank has estimated between 3 to 4 years. Expenditure incurred to maintain the software programs is recognized in the income statement as incurred.

b) Brand names and banking rights which are carried at cost less accumulated amortization. Amortization is charged over the estimated useful life, which the Bank has estimated at 5 years.

Intangible assets are measured at cost less accumulated amortization, excluding those with indefinite useful life, which are not amortized.

All intangible assets are subject to an impairment test.

For intangible assets no residual value is estimated.

1.11 Leases

The Bank enters into leases either as a lessee or as a lessor.

When the risks and rewards incident to ownership of an asset are transferred to the lessee they are classified as finance leases.

All other lease agreements are classified as operating leases.

The accounting treatment followed depends on the classification of the lease, which is as follows:

a) When the Bank is the lessor

i. Finance leases:

For finance leases where the Bank is the lessor the aggregate amount of lease payments is recognized as loans and advances.

The difference between the present value (net investment) of lease payments, and the aggregate amount of lease payments, is recognized as unearned finance income and is deducted from loans and advances.

The lease rentals received decrease the aggregate amount of lease payments and finance income is recognized on an accrual basis.

The finance lease loans are subject to the same impairment testing as applied to customer loans and advances as described in note 1.12.

ii. Operating leases:

When the Bank is a lessor of assets under operating leases, the leased asset is recognized and depreciation is charged over its estimated useful life. Income arising from the leased asset is recognized as other income on an accrual basis.

b) When the Bank is the lessee

i. Finance leases:

For finance leases, where the Bank is the lessee, the leased asset is recognized as property, plant and equipment and a respective liability is recognized in other liabilities. At the commencement of the lease the leased asset and liability are recognized at amounts equal to the fair value of leased property or, if lower, the present value of the minimum lease payments.

The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease or if this is not available the Bank's borrowing rate for similar financing.

Subsequent to initial recognition the leased assets are depreciated over their useful lives unless the duration of the lease is less than the useful life of the leased asset and the Bank is not expected to obtain ownership at the end of the lease, in which case the asset is depreciated over the term of the lease.

The lease payments are apportioned between the finance charge and the reduction of the outstanding liability.

ii. Operating leases:

For operating leases, the Bank as a lessee does not recognize the leased asset but charges in general administrative expenses, the lease payments on an accrual basis.

1.12 Impairment losses on loans and advances

The Bank assess as at each balance sheet date, whether there is evidence of impairment in accordance with the general principles and methodology set out in IAS 39 and the relevant implementation guidance.

Specifically, the steps performed are the following:

a. *Establishment of events that provide objective evidence that a loan is impaired (trigger events).*

The loans and advances with payment of interest or principal overdue by more than 90 days represents the majority of the loans which were tested for impairment.

In addition an impairment test may be performed for accounts with delays less than 90 days, or accounts with no delay when:

i. procedures for forced recovery have been initiated;

ii. the Bank has information that indicates that the financial position of the borrower is deteriorating (reduced sales, gross margins, profit etc.) or other events (bankruptcy filing, extra-ordinary events such as floods, fire, etc at the installations of the borrower) which occurred after the date of initial recognition and which are considered to affect the ability of the borrower to adhere to the agreed repayment schedule.

Finally, an impairment test is performed on loans and advances granted to sectors of the economy or geographical regions which are experiencing problems that arose after the date of initial recognition of the loans.

b. *The criteria for assessment on an individual or collective basis.*

The outstanding balance is the basic factor in determining whether the assessment of impairment will be performed on an individual basis or on a collective basis.

More specifically the separation point for the Bank is the amount of € 1 million.

In determining the amount numerous factors were considered such as the composition of the loan portfolio, the specific circumstances of the market and experience obtained from the management of the portfolio.

c. *Establishment of groups of assets with similar risk characteristics*

In those instances whereby based on the amount outstanding the assessment of impairment was performed on a collective basis of assets with similar risk characteristics, with respect to credit risk, the collective groups were determined as follows:

i. the borrowers' industry (construction, tourism etc.) for commercial loans.
ii. the type of loan (consumer, credit cards, mortgage etc.) for retail loans.

Based on detailed internal data the above groups are either expanded or combined in the event that this is justified from the historical data.

d. *Methodology in determining future cash flows from impaired loans*

The Bank has accumulated a significant amount of historical data of the last five years, which includes the loss given default for loans after the completion of forced recovery, or other measures taken to secure collection of loans, including the realization of collaterals.

On the basis of this data the amount of the impairment is determined on both an individual and collective basis taking into account the time value of money.

The cash flows are discounted at the loans' original effective interest rate.

e. *Interest income recognition*

Interest income on impaired loans is recognized based on the carrying value of the loan net of impairment at the original effective interest rate.

f. *Impairment recognition*

Impaired loans are usually written-off, with the exception of a small number of accounts with large outstandings were an allowance account is established.

g. *Recoveries*

If in a subsequent period after the recognition of the impairment loss, events occur which require impairment loss to be reduced, or there has been a collection of amounts from loans and advances previously written-off, the recoveries are recognized in impairment losses and provisions to cover credit risk.

1.13 Deferred taxation

Deferred taxation is the tax that will be paid, or for which relief will be obtained in future periods resulting from the different period that certain items are recognized for financial reporting purpose and for taxation purposes.

Deferred tax is provided for temporary differences between the tax base of assets and liabilities and their respective carrying amounts in the financial statements.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply the temporary difference when it reverses, based on the tax rate (and laws) enacted at the balance sheet date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

1.14 Non-current assets held for sale

Non-current assets held for sale consist of assets acquired through the enforcement of security over customer loans and advances, and liabilities that are expected to be recovered primarily through sale.

Before their classification as held for sale, the assets are remeasured in accordance with the respective accounting policy. Thereafter they are measured at the lower of their carrying amount and fair value less cost to sell.

Any losses arising from the above measurement is recorded in the profit or loss. The above losses which can be reversed in the future, are allocated to assets in the disposal group that are within the scope of the measurement requirements of the Standard. The impairment losses on a disposal group first are allocated to goodwill and then to remaining assets and liabilities on a pro-rata basis.

Property in this category are not depreciated, however, they are reviewed for impairment at each reporting date.

Gains or losses from the sale of these assets are recognized in the income statement.

1.15 Financial liabilities

The Bank for measurement purposes classifies financial liabilities in the following categories:

a) Financial liabilities measured at fair value through profit or loss

i) This category includes financial liabilities held for trading:

- when the financial liability is acquired or repurchased in the short term to take advantage of short-term market fluctuations;
- they are derivatives which are not used for hedging purposes.

ii) In addition in this category the Bank includes financial liabilities which are measured on initial recognition, at fair value through profit or loss in accordance to the principles set in note 1.5 (point c(ii)).

The Bank has included in the category of financial liabilities held for trading, derivatives which are not used for hedging purposes.

The derivatives and the liabilities arising from derivatives which are used for hedging purposes are presented in derivatives liabilities and valuation principles are set out in note 1.6.

At present no financial liabilities have been classified as fair value through profit or loss.

b) Financial liabilities carried at amortized cost.

The liabilities which are classified in this category are measured at amortized cost using the effective interest method.

Liabilities to credit institutions and customers, debt securities in issue and other loan liabilities are classified in this category.

If financial liabilities included in this category are the hedged item in a hedge relationship the accounting principles applied are those set out in note 1.6.

1.16 Employee benefits

The Bank has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement which is dependent, among others, on years of service and salary on date of retirement and it is guaranteed by the Bank.

A defined contribution plan is where the Bank pays fixed contributions into a separate entity. The Bank has no legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all employees the benefits relating to employee service in current or prior years.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets together with adjustments for unrecognized actuarial gains or losses and past service costs.

The amount resulted from the use of the above method may be negative namely asset. The recognized asset is limited to the net total of:

a) of any unrecognized actuarial losses and past services costs and

b) the present value of any future refunds of Bank's plan or reductions in future contributions to Bank's plan.

The defined benefit obligation is calculated annually based on actuarial valuation performed by independent actuaries using the projected unit credit method.

The present value of the defined benefit is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Cumulative actuarial gains and losses arising from experience adjustments and changes, and actuarial assumption variations to the extent that they exceed 10 per cent of the greater of the accrued obligation or the fair value of plan assets are amortized over the period equal to the average remaining working lives of the employees.

Past-service costs are recognized immediately in income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In the second case, the past service costs are amortized on a straight line basis over the vesting period.

For defined contribution plans, the Bank pays contributions to publicly or privately administered pension insurance plans, to insurance companies and other funds on a mandatory or voluntary basis. The Bank has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense on an accrual basis. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

1.17 Share options granted to employees

The Bank rewards the performance of its executives and managers by granting share options. The number of granted share options, the price and the exercise date are decided from the Board of Directors in accordance to Shareholders' Meeting approvals.

The fair value calculated at grant date, is recognized over the period from the grant date and exercise date and recorded as an expense in payroll and related costs with an increase of a reserve in equity respectively. The amount paid by the beneficiaries of share options upon the exercise date increases the share capital of the Bank and the reserve in equity from previously recognized fair value of the exercised options is transferred to share premium.

1.18 Provisions

A provision is recognized if as a result of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation.

Provisions are determined by discounting the expected future cash flows. The discount rate applied reflects current market assessments of the time value of money required to settle the obligation. Cash payments are recorded to provisions to the extent that they relate to the specific provision. At each reporting period provisions are re-assessed.

Provisions are not recognized for future operating losses.

Future events that may affect the amount required to settle the obligation, for which a provision has been recognized, are taken into account when sufficient objective evidence exists that they will occur.

Reimbursements from third parties relating to a portion of or all of the estimated cash outflow are recognized as assets, only when it is virtually certain that they will be received. The expense recognized in the profit or loss relating to the provision may be presented net of the amount of the reimbursement.

1.19 Sale and repurchase agreements

The Bank enters into purchases of securities under agreements to resell at a certain date in the future at a fixed price. Securities purchased subject to commitments to resell them at future dates are not recognized as investments.

The amounts paid are recognized in loans and advances to either banks or customers. The difference between the purchase price and the resale price is recognized as interest on an accrual basis.

Securities that are sold under agreements to repurchase continue to be recognized in the balance sheet and are measured in accordance with accounting policy of the category that they have been classified and are presented as investments.

The proceeds from the sale of the securities are reported as liabilities to either banks or customers. The difference between the sales price and the repurchase price is recognized on an accrual basis as interest.

Securities borrowed under securities borrowing agreements are not recognized except when they have been sold to third parties whereby the gain on the sale is recognized in the income statement and the liability to deliver the security is recognized at fair value.

1.20 Equity

Incremental costs of share capital increase

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Share premium

The difference between the nominal value of the shares issued and their market value, in cases of the exchange of shares as consideration for the acquisition of a business by the Bank is recorded as share premium.

This also includes the difference between the nominal value of the shares and the cost consideration received in the case of a share capital increase.

Treasury shares

The cost of acquiring treasury shares is recognized as a reduction of equity. Subsequent gains or losses from the sale of treasury shares, after deducting all direct costs and taxes, is recognized directly in retained earnings.

Retained Earnings

Dividends are deducted from retained earnings and recorded as a liability in the period that the dividend is approved by the shareholders in general meeting.

1.21 Interest income and expense

Interest income and expense is recognized in the income statement for all instruments measured at amortized cost.

The recognition of interest income and expense is performed on the accrual basis using the effective interest rate method.

The effective interest rate method is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or the next repricing date, in order the present value of the future cash flows to be equal to the carrying amount of the financial instrument including fees or transaction costs.

Interest on financial assets that are impaired is determined on the balance after the impairment provision using the effective interest rate.

Interest income and expense is also calculated for interest bearing financial instruments that are measured at fair value.

1.22 Fee and commission income

Fee and commission income are recognized on a accrual basis when the relevant service has been provided.

Transaction revenues relating to the recognition of a financial instrument which measured at amortized cost, such as loans and advances, are capitalized and recognized in the income statement using the effective interest method.

1.23 Comparatives

To the extent considered necessary the comparatives have been adjusted to facilitate changes in presentation of the current year amounts.

Income Statement

2. Net interest income

Interest and similar income	From 1 January to 31.12.2007	31.12.2006
Due from banks	367,698	124,882
Due from customers	2,194,124	1,746,774
Available-for-sale securities	220,564	251,020
Securities held for trading	10,377	14,581
Derivative financial instruments	313,538	304,833
Other	544	639
Total	**3,106,845**	**2,442,729**

Interest expense and similar charges		
Due to banks	(199,028)	(215,847)
Due to customers	(424,464)	(258,793)
Debt securities in issue and other borrowed funds	(855,391)	(442,580)
Derivative financial instruments	(310,620)	(300,504)
Other	(89,684)	(84,121)
Total	**(1,879,187)**	**(1,301,845)**
Net interest income	**1,227,658**	**1,140,884**

3. Net fee and commission income

	From 1 January to 31.12.2007	31.12.2006
Loans	60,149	55,707
Letters of guarantee	30,899	33,686
Imports-Exports	16,033	17,673
Credit Cards	49,900	44,861
Fund transfers	58,337	59,438
Mutual funds	47,141	43,205
Advisory fees and securities transactions fees	6,232	6,572
Other	53,228	31,303
Total	**321,919**	**292,445**

4. Dividend income

	From 1 January to 31.12.2007	31.12.2006
Subsidiaries and associates	43,924	51,076
Available-for-sale securities	1,538	1,831
Total	**45,462**	**52,907**

5. Gains less losses on financial transactions

	From 1 January to	
	31.12.2007	31.12.2006
Foreign exchange differences	43,634	16,964
Securities held for trading		
- Bonds	(1,290)	(13,251)
- Shares	3,030	4,430
Available-for-sale securities		
- Bonds	(135,907)	(13,645)
- Shares	9,283	32,456
- Mutual funds	9,172	-
Investments	(1,408)	86,991
Derivative financial instruments	22,006	44,542
Valuation of assets due to fair value hedges	(32,154)	(49,001)
Valuation of liabilities due to fair value hedges	39,208	11,407
Other financial instruments	1,593	733
Total	**(42,833)**	**121,626**

6. Other income

	From 1 January to	
	31.12.2007	31.12.2006
Rental income	3,397	2,999
Sale of property, plant and equipment	16,770	3,387
Insurance indemnities	238	408
Secondment of personnel to group companies	2,445	2,226
Preparation of business plans and financial studies	6,237	4,341
Other	5,791	1,654
Total	**34,878**	**15,015**

7. Staff costs

	From 1 January to	
	31.12.2007	31.12.2006
Wages and salaries	277,483	232,352
Social Security contributions	66,205	68,812
Defined benefit plan expense (note 29)	11,198	46,000
Other	31,808	21,688
Total	**386,694**	**368,852**

As at 31.12.2007 staff costs include € 19,487 (31.12.2006: € 5,158) that relate to the cost of share options granted to employees as determined on the grant date.

The total employees of the Bank as at 31.12.2007 were 7,693 (31.12.2006: 7,184) of which 6,960 (31.12.2006: 6,782) are employed in Greece and 733 (31.12.2006: 402) are employed abroad.

Defined contribution plans

All the employees of the Bank receive their main pension from the Social Insurance Fund (IKA).

a) The supplementary pension plan for employees of the former Ionian and Popular Bank of Greece is TAPILTAT, a multi-employer plan. The Bank has obtained legal opinions that indicate that it has no obligation if the fund does not have sufficient assets to pay employee benefits. Therefore the Bank considers that the fund is a defined contribution plan and it is accounted for as such.

b) All employees of the Bank receive medical benefits from the Employee Medical Insurance Fund of Credit Bank, of Geniki Bank, of American Express and others. This plan has been accounted for as a defined contribution plan.

Defined benefit plans

An analysis of liabilities arising from defined benefit plans are set out in note 29.

8. General administrative expenses

	From 1 January to	
	31.12.2007	31.12.2006
Rent of buildings	27,407	23,552
Rent and maintenance of EDP equipment	17,295	16,740
EDP expenses	36,988	36,059
Marketing and advertisement expenses	35,434	27,365
Telecommunications and postage	23,963	20,704
Third party fees	23,105	19,394
Consultants fees	7,371	9,970
Contribution to Deposit Guarantee Fund	11,193	10,405
Insurance	6,740	7,408
Consumables	6,841	4,951
Electricity	5,480	4,971
Taxes (VAT, real estate etc)	35,487	31,065
Repairs of buildings and equipment	4,245	4,139
Cleaning fees	2,612	2,258
Security	7,075	4,702
Transportation	3,741	3,552
Agency fees	4,637	6,382
Donations to forest fire-victims	24,600	-
Other	54,276	42,716
Total	**338,490**	**276,333**

9. Impairment losses and provisions for credit risk

	From 1 January to	
	31.12.2007	31.12.2006
Impairment losses on loans and advances to customers	172,264	209,171
Provisions to cover credit risk relating to off balance sheet items	30,983	14,946
Recoveries	(8,660)	(4,612)
Total	**194,587**	**219,505**

10.1. Income tax

In accordance with Greek tax law the profits of entities in Greece are taxed at a rate of 29% for 2006, and 25% in 2007 and thereafter.

In addition, in accordance with article 9 of Law 2992/2002, as amended by Law 3259/2004, the tax rate for entities that have concluded mergers by 31.12.2005 is reduced by 10% and 5%. This reduced rate is applicable on the profits declared for the first and second fiscal year after the completion of the merger respectively, on the condition that the entities were not related from 1.1.1997 up to 20.3.2002. For entities that were related up to 31.12.1996 the reduction of the tax rate is 5% for each year.

Based on the above, the 2006 profit of the Bank was taxed at the rate of 24% due to the merger with Delta Singular A.E.P., a listed company completed on 8.4.2005. The Bank was not related with Delta Singular A.E.P. before 1.1.1997.

It should be noted that as all profits have been taxed, the distribution of dividends to shareholders are free of tax.

The income tax expense is analyzed as follows:

	From 1 January to	
	31.12.2007	31.12.2006
Current tax	101,989	94,318
Additional taxes arising from tax audits	-	10,563
Deferred tax	48,262	34,958
Total	150,251	139,839

The increased income tax in 2007 is due to the increase in the tax rate from 24% to 25% (due to the abolition of the benefits of law 2992/2002, as described above) and the lower non taxable income.

Deferred tax recognized in the income statement is attributable to the following temporary differences:

	31.12.2007	31.12.2006
Depreciation and fixed asset write-offs	7,141	9,262
Valuation of loans	(6,829)	(12,758)
Suspension of interest accruals	29,175	23,923
Loans impairment	12,012	(3,785)
Employee defined benefit obligations	15,310	460
Valuation of derivatives	(5,496)	11,569
Effective interest rate	4,534	1,201
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	9,887	2,838
Valuation of investments	(2,976)	-
Valuation of bonds	1,838	-
Other temporary differences	(16,334)	2,248
Total	48,262	34,958

Reconciliation of effective and current tax rate:

		31.12.2007		31.12.2006
Profit before tax		613,641		716,034
Income tax (current tax rate)	25%	153,410	24%	171,848
Increase/(decrease) due to:				
Additional tax on rental income of fixed assets	0.03%	183	0.04%	253
Non taxable income	(1.89%)	(11,572)	(6.68%)	(47,829)
Non deductible expenses	1.12%	6,894	0.78%	5,577
Part of profit relating to non taxable income		-	(0.87%)	(6,260)
Part of profit relating to distributable income		-	0.76%	5,439
Effect of tax rates used for current and deferred tax		-	0.19%	1,398
Other temporary differences	0.22%	1,336	(0.16%)	(1,150)
Additional taxes from tax audit		-	1.48%	10,563
Income tax (effective tax rate)	**24.48%**	**150,251**	**19.54%**	**139,839**

10.2. Tax on reserves

a) In accordance with Greek tax law, entities may form tax free reserves from either profits that are not subject to tax (for example gains from the sale of securities) or from income subject to taxation at the source and where the payment of the tax extinguishes the legal entity's tax liability, but not of its shareholders (for example interest from Greek Government bonds, profits from the sale of non-listed shares). The tax free reserves were subject to taxation if distributed or capitalized at the tax rate applicable at the time of distribution or capitalization.

In accordance with article 10 of Law 3513/2006 these reserves, formed until 31.12.2005 by banks established in Greece and by branches of foreign banks operating in Greece, were subject to taxation. The tax rate was 15% on profits that were not subject to tax and 10% on profits that were previously subject to tax at the source.

In 2006 the total tax on these reserves for the Bank amounted to € 73,902. The payment of the above tax extinguishes the Bank's liability as well as that of its shareholders. Therefore these reserves can be distributed or capitalized without any further payment of tax.

b) In accordance with article 26 of Law 3634/2008, the profits of banks, for tax which has been deferred until the profits are distributed and which are recorded to a specific reserve, are subject to taxation at the current tax rate (25%). The above law is applicable for profits generated from fiscal year 2007 and thereafter.

The tax for such reserves for the Bank amounts to € 6,384 and will be paid on September 2008 with a specific return. The payment of the above tax extinguishes the Bank's liability as well as that of its shareholders and these reserves can be distributed or capitalized without any further tax payment.

11. Earnings per share

a. Basic earnings per share

Basic earnings per share is calculated by dividing the profit after tax for the period by the weighted average number of ordinary shares outstanding, after deducting the weighted average number of own shares held, during the period.

	From 1 January to	
	31.12.2007	**31.12.2006**
Profit attributable to shareholders	457,006	502,293
Weighted average number of outstanding ordinary shares	405,512,713	393,188,211
Basic earnings per share (in €)	1.13	1.28

b. Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Bank has a single category of dilutive potential ordinary shares resulting from a share options program which were exercised during 2007.

For the share options, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Bank's shares) based on the monetary value of the subscription rights attached to outstanding share options. Upon the issuance of new ordinary shares resulting from share options exercise, the shares are included in the calculation of basic and dilutive earnings per share.

The weighted average number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	From 1 January to	
	31.12.2007	**31.12.2006**
Profit attributable to shareholders	457,006	502,293
Weighted average number of outstanding ordinary shares	405,512,713	393,188,211
Adjustment for share options	727,195	731,705
Weighted average number of outstanding ordinary shares for diluted earnings per share	406,239,908	393,919,916
Diluted earnings per share (in €)	1.12	1.28

Assets

12. Cash and balances with Central Banks

	31.12.2007	31.12.2006
Cash	324,234	317,964
Cheques receivable	52,546	62,572
Balances with Central Banks	1,273,547	1,097,139
Total	**1,650,327**	**1,477,675**
Less: Deposits pledged with Central Banks	(564,505)	(608,453)
Total	**1,085,822**	**869,222**

The Bank is required to maintain a current account with the Bank of Greece (Central Bank) in order to facilitate interbank transactions with the Central Bank and other financial institutions through the Trans European – Automated Real Time Gross Settlement Express Transfer System (TARGET).

The Bank of Greece also requires, that all financial institutions established in Greece maintain reserve deposits with the Central Bank equal to 2% of customer deposits.

These deposits bear interest at the refinancing rate as set by the European Central Bank which as at 31.12.2007 was 4.18% (31.12.2006:3.58%).

Cash and cash equivalents (as presented for the purposes of the cash flow statement)

	31.12.2007	31.12.2006
Cash and balances with Central Banks	1,085,822	869,222
Sale and repurchase agreements (Reverse Repos)	-	395,604
Short-term placements with other banks	3,271,106	3,343,581
Total	**4,356,928**	**4,608,407**

13. Due from banks

	31.12.2007	31.12.2006
Placements with other banks	6,679,979	4,875,032
Sale and repurchase agreements (Reverse Repos)	-	395,604
Loans to financial institutions	669,696	913,452
Total	**7,349,675**	**6,184,088**

14. Securities held for trading

	31.12.2007	31.12.2006
Government bonds	236,340	182,557
Other debt securities		
- Listed	28,178	80,510
- Non-listed	270	53,414
Shares		
- Listed	-	29,726
Total	**264,788**	**346,207**

15. Derivatives financial instruments (assets and liabilities)

	31 December 2007		
	Contract nominal amount	Fair value	
		Assets	Liabilities
Derivatives held for trading			
a. Foreign exchange derivatives			
Currency forwards	1,149,379	12,635	9,563
Currency swaps	3,148,553	40,986	43,648
Cross currency swaps	555,968	63,655	40,104
Currency options	175,822	3,438	3,261
Currency options embedded in customer products	631	1	-
Total non-listed	**5,030,353**	**120,715**	**96,576**
b. Interest rate derivatives			
Interest rate swaps	8,262,962	161,194	136,648
Interest rate options (caps)	616,963	2,233	1,388
Total non-listed	**8,879,925**	**163,427**	**138,036**
Futures	354,305	99	28
Options	6,300	32	-
Total listed	**360,605**	**131**	**28**
c. Commodity derivatives			
Commodity swaps	14,410	138	124
Total non-listed	**14,410**	**138**	**124**
d. Index derivatives			
Futures	202	-	1
Options	383	4	-
Total listed	**585**	**4**	**1**
Derivatives for hedging			
a. Foreign exchange derivatives			
Currency swaps	95,849	7,935	-
Cross currency swaps	181,895	-	46,258
Total non-listed	**277,744**	**7,935**	**46,258**
b. Interest rate derivatives			
Interest rate swaps	4,083,070	92,116	102,106
Total non-listed	**4,083,070**	**92,116**	**102,106**
Grand Total	**18,646,692**	**384,466**	**383,129**

	31 December 2006		
	Contract nominal amount	Fair value	
		Assets	Liabilities
Derivatives held for trading			
a. Foreign exchange derivatives			
Currency forwards	772,506	7,169	5,410
Currency swaps	1,651,405	17,636	10,102
Cross currency swaps	533,026	67,005	61,398
Currency options	254,115	1,722	1,202
Currency options embedded in customer products	1,745	6	-
Total non-listed	**3,212,797**	**93,538**	**78,112**
b. Interest rate derivatives			
Interest rate swaps	9,699,100	113,333	85,735
Interest rate options (caps)	220,399	1,322	711
Total non-listed	**9,919,499**	**114,655**	**86,446**
Futures	450,704	1	317
Options	100,000	4	-
Total listed	**550,704**	**5**	**317**
c. Stock derivatives			
Equity swaps	25,427	847	-
Total non-listed	**25,427**	**847**	**-**
d. Index derivatives			
Futures	4,930	-	44
Total listed	**4,930**	**-**	**44**
Derivatives for hedging			
a. Foreign exchange derivatives			
Currency swaps	72,917	-	2,603
Cross currency swaps	191,168	-	39,541
Total non-listed	**264,085**	**-**	**42,144**
b. Interest rate derivatives			
Interest rate swaps	1,660,127	45,521	19,160
Total non-listed	**1,660,127**	**45,521**	**19,160**
Grand Total	**15,637,569**	**254,566**	**226,223**

16. Loans and advances to customers

	31.12.2007	31.12.2006
Individuals:		
- Mortgages	9,741,095	8,176,640
- Consumer	2,922,529	2,169,009
- Credit cards	1,046,941	905,689
- Other	100,031	130,605
Total	13,810,596	11,381,943
Companies:		
Corporate loans	21,900,097	17,443,652
Other receivables	166,342	151,423
	35,877,035	28,977,018
Less:		
Allowance for impairment losses *	(609,161)	(739,327)
Total	**35,267,874**	**28,237,691**

Allowance for impairment losses

Balance 1.1.2006	**822,977**
Foreign exchange differences	(178)
Impairment losses for the period (note 9)	209,171
Change in present value of impairment reserve	71,650
Decrease due to merger of Belgrade Branch with Alpha Bank Srbija A.D.	(3,180)
Loans written-off during the period	(361,113)
Balance 31.12.2006	**739,327**
Foreign exchange differences	(163)
Impairment losses for the period (note 9)	172,264
Change in present value of impairment reserve	38,700
Loans written-off during the period	(340,967)
Balance 31.12.2007	**609,161**

* In addition to the allowance for impairment losses, an additional provision of € 45,929 (31.12.2006: € 14,946) has been recorded to cover credit risk relating to off-balance sheet items (note 31). The total provision recorded to cover credit risk amounts to € 655,090 (31.12.2006: € 754,273).

17. Investment securities – Available-for-sale

Available-for-sale	31.12.2007	31.12.2006
Government bonds	1,856,217	6,016,005
Other debt securities:	—	
- Listed	4,310,379	1,320,834
- Non-listed	34,269	25,072
Shares:		
- Listed	62,672	46,286
- Non-listed	6,172	11,063
Other variable yield securities	30,668	43,128
Total	**6,300,377**	**7,462,388**

18. Investments in subsidiaries, associates and joint ventures

	1.1-31.12.2007	1.1-31.12.2006
Subsidiaries		
Opening balance	1,587,804	1,471,394
Additions(1)	52,634	198,178
Disposals	(1,117)	(83,876)
Valuation of subsidiaries due to fair value hedge (2)	(14,012)	2,108
Closing balance	1,625,309	1,587,804
Associates		
Opening balance	5,624	10,463
Additions	20	144
Disposals(3)	(5,570)	(4,983)
Closing balance	74	5,624
Joint Ventures		
Opening balance	122	122
Additions(4)	615	-
Disposals	(20)	-
Closing balance	717	122
Grand Total	**1,626,100**	**1,593,550**

Additions represent share purchases, participation in share capital increases and acquisitions of shares from mergers.

Disposals represent sales of shares, return of capital, proceeds arising from the liquidation of Companies and contributions in kind.

(1) They mainly concern acquisitions of shares of the following entities:
- € 3,040 of Ionian Hotel Enterprises A.E
- € 18,401 of Alpha Astika Akinita A.E.
- € 18,876 of Ionian Equity Participations
- € 6,068 of Alphalife A.E.
- € 846 of Alpha Leasing A.E.
- € 1,048 of Alpha Finance US Corporation
- € 3,371 of Alpha Finance A.E.P.E.Y

(2) The Bank through currency swaps and interbank loans hedges the foreign exchange risks arising from investments in Alpha Bank London Ltd and Alpha Bank Romania S.A. respectively.

(3) The amount represents a contribution of assets of ALC Novelle Investments Ltd to the subsidiary Ionian Equity Participation Ltd.

(4) They mainly concern purchases of shares of the following entities:
- € 14 of Anadolu Alpha Gayrimenkul Ticaret A.S.
- € 541 of A.P.E. Commercial Property

Summary Financial Information
Subsidiaries, associates and joint ventures

		Balance 31.12.2007					
		Assets	Equity	Liabilities	Turnover 1.1-31.12.2007	Profit/(loss) before taxes	Ownership interest %
Subsidiaries							
BANKS							
1. Alpha Bank London Ltd	United Kingdom	637,094	90,896	546,198	44,355	8,350	100
2. Alpha Bank Cyprus Ltd	Cyprus	5,419,888	316,079	5,103,809	273,320	81,545	100
3. Alpha Bank Romania S.A.	Romania	3,556,098	233,256	3,322,842	274,433	34,030	99.44
4. Alpha Bank AD Skopje	Fyrom	114,621	27,037	87,584	499,164	1,474	100
5. Alpha Bank Srbija A.D.	Serbia-Montenegro	644,191	129,552	514,639	221,965	2,926	100
LEASING/ FACTORING COMPANIES							
1. Alpha Leasing A.E.	Greece	1,178,874	282,449	896,425	70,038	20,783	100
2. Alpha Leasing Romania S.A.	Romania	127,502	12,264	115,238	18,909	1,427	62.94
3. ABC Factors AE	Greece	500,702	68,170	432,532	34,438	10,851	100
INVESTMENT BANKING							
1. Alpha Finance A.X.E.P.E.Y.	Greece	108,363	62,953	45,410	58,310	27,691	99.62
2. Alpha Finance US Corporation	USA	1,633	1,474	159	1,264	-	100
3. Alpha Finance Romania S.A.	Romania	3,309	1,514	1,795	737	(656)	45.68
4. Alpha Ventures A.E.	Greece	32,817	32,088	729	2,940	3,089	99.42
5. Alpha Group Investments LTD	Cyprus	262,453	262,123	330	-	-	100
6. Ionian Equity Participations LTD	Cyprus	18,872	18,865	7	-	-	100
ASSET MANAGEMENT							
1. Alpha Asset Management A.E.D.A.K.	Greece	58.355	44.364	13.991	62.426	18.920	85.21
2. Alpha Private Investment Services A.E.P.E.Y.	Greece	12,460	11,360	1,100	11,204	3,543	99
INSURANCE							
1. Alpha Insurance Agents A.E.	Greece	7,407	6,700	707	7,736	7,712	100
2. Alpha Insurance Ltd	Cyprus	53,717	8,128	45,589	2,659	1,827	17.95
3. Alphalife A.A.E.Z.	Greece	6,000	6,000	-	-	-	99.9
OTHER COMPANIES							
1. Alpha Astika Akinita A.E.	Greece	113,801	109,364	4,437	15,779	6,813	84.1
2. Alpha Group Jersey Ltd	Jersey	1,064,685	485	1,064,200	59,854	-	100
3. Ionian Hotel Enterprises A.E.	Greece	239,467	107,989	131,478	45,616	5,227	94.81
4. Ionian Holding A.E.	Greece	361,530	359,623	1,907	13,608	13,526	100
5. Oceanos A.T.O.E.E.	Greece	20,992	18,759	2,233	1,550	987	100
6. Alpha Credit Group Plc	United Kingdom	20,633,988	16,190	20,617,798	852,723	22,653	100
7. Messana Holdings S.A	Luxemburg	66	60	6	10	-	99
8. Evremethea A.E.	Greece	424	(622)	1,046	395	(867)	100
9. Kafe Alpha A.E.	Greece	193	122	71	191	27	99
10. Ionian Supporting Services A.E.	Greece	8,579	(1,271)	9,850	-	(1,831)	99
Associates							
1. Evisak A.E.	Greece		3,241				27
2. AEDEP Thessalias and Stereas Ellados	Greece	-	147	-	-	-	50
Joint Ventures							
1. Cardlink A.E.	Greece	526	336	190	961	54	50
2. APE Fixed Assets A.E.	Greece	41,067	(2,142)	43,209	-	(2,115)	60.1
3. APE Commercial Property A.E.	Greece	30,914	(1,642)	32,556	-	(1,780)	60.1
4. APE Investment Property S.A.	Greece	125,049	48	125,001	-	(12)	67.42
5. Anadolu Alpha Gayrimenkul Ticaret A.S.	Turkey	-	-	-	-	-	50

19. Investment property

	Land and Building
Balance 1.1.2006	
Cost	49,618
Accumulated depreciation	(6,373)
Net book value 1.1.2006	43,245
1.1.2006-31.12.2006	
Net book value 1.1.2006	43,245
Additions	47
Disposals	(884)
a) Cost	(1,216)
b) Accumulated depreciation	332
Depreciation charge for the period	(402)
Net book value 31.12.2006	42,006
Balance 31.12.2006	
Cost	48,449
Accumulated depreciation	(6,443)
1.1.2007-31.12.2007	
Net book value 1.1.2007	42,006
Additions	770
Depreciation charge for the period	(406)
Net book value 31.12.2007	42,370
Balance 31.12.2007	
Cost	49,219
Accumulated depreciation	(6,849)

The fair value of investment property, as determined by Alpha Astika Akinita A.E. as at 31.12.2006, was not substantially different from the respective carrying amount. The fair value has not materially changed during 2007.

20. Property, plant and equipment

	Land and Building	Leased equipment	Equipment	Total
Balance 1.1.2006				
Cost	647,739	1,210	246,692	895,641
Accumulated depreciation	(154,914)	(890)	(210,326)	(366,130)
Net book value 1.1.2006	492,825	320	36,366	529,511
1.1.2006 -31.12.2006				
Net book value 1.1.2006	492,825	320	36,366	529,511
Additions	24,613		25,100	49,713
Foreign exchange differences	(21)		(5)	(26)
a) Cost	(30)		(17)	(47)
b) Accumulated depreciation	9		12	21
Disposals[1]	(7,450)		(571)	(8,021)
a) Cost	(8,371)		(2,543)	(10,914)
b) Accumulated depreciation	921		1,972	2,893
Reclassifications				
a) Cost		(68)	68	-
b) Accumulated depreciation		68	(68)	-
Depreciation charge for the period[2]	(12,634)	(120)	(13,787)	(26,541)
Net book value 31.12.2006	497,333	200	47,103	544,636
Balance 31.12.2006				
Cost	663,951	1,142	269,300	934,393
Accumulated depreciation	(166,618)	(942)	(222,197)	(389,757)
1.1.2007-31.12.2007				
Net book value 1.1.2007	497,333	200	47,103	544,636
Additions	32,462		21,926	54,388
Foreign exchange differences	42		12	54
a) Cost	62		40	102
b) Accumulated depreciation	(20)		(28)	(48)
Disposals	(4,592)		(111)	(4,703)
a) Cost	(7,517)		(1,551)	(9,068)
b) Accumulated depreciation	2,925		1,440	4,365
Reclassification from "Non-current assets held-for-sale"[3]	42,405			42,405
a) Cost	43,298			43,298
b) Accumulated depreciation	(893)			(893)
Depreciation charge for the period	(15,640)	(120)	(17,189)	(32,949)
Net book value 31.12.2007	552,010	80	51,741	603,831
Balance 31.12.2007				
Cost	732,256	1,142	289,715	1,023,113
Accumulated Depreciation	(180,246)	(1,062)	(237,974)	(419,282)

Notes: [1] Disposals include an amount of € 6,134 relating to property, plant and equipment of the Belgrade Branch which merged in May 2006 with Alpha Bank Srbija A.D.

[2] For the reason mentioned above, depreciation charge for the period does not include depreciation for 1.1 – 31.5.2006 of the Belgrade Branch amounting to € 68.

[3] Property, plant and equipment amounting to € 42.4 million was reclassified from "Non-current assets held for sale" due to Bank's decision for own use. The depreciation for the respective period that the specific Property, plant and equipment was classified as "Non-current assets held for sale" amounts to € 2.2 million and it was charged to the profit and loss account in 2007.

As at 31.12.2006 the Bank examined the fixed assets for indication of impairment, and there was no recognition of impairment losses. Since then no significant events have occurred to indicated that the fixed assets carrying amount is lower than the recoverable amount.

21. Goodwill and other intangible assets

	Software	Banking rights	Total
Balance 1.1.2006			
Cost	104,142	-	104,142
Accumulated amortization	(71,126)	-	(71,126)
Net book value 1.1.2006	33,016	-	33,016
1.1.2006-31.12.2006			
Net book value 1.1.2006	33,016	-	33,016
Additions	22,646	-	22,646
Foreign exchange differences	(3)	-	(3)
a) Cost	(4)	-	(4)
b) Accumulated amortization	1	-	1
Disposals	(99)	-	(99)
a) Cost	(113)	-	(113)
b) Accumulated amortization	14	-	14
Amortization charge for the period	(13,456)	-	(13,456)
Net book value 31.12.2006	42,104	-	42,104
Balance 31.12.2006			
Cost	126,671	-	126,671
Accumulated amortization	(84,567)	-	(84,567)
1.1.2007-31.12.2007			
Net book value 1.1.2007	42,104	-	42,104
Additions[1]	30,385	1,785	32,170
Foreign exchange differences	11	-	11
a) Cost	11	-	11
b) Accumulated amortization	-	-	-
Disposals	(618)	-	(618)
a) Cost	(618)	-	(618)
b) Accumulated amortization	-	-	-
Amortization charge for the period	(17,801)	(30)	(17,831)
Net book value 31.12.2007	54,081	1,755	55,836
Balance 31.12.2007			
Cost	156,449	1,785	158,234
Accumulated amortization	(102,368)	(30)	(102,398)

[1] Amount of € 1,785 refers to the purchase of brand name and other banking rights which will be amortized in 5 years.

22. Deferred tax assets and liabilities

	31.12.2007	31.12.2006
Deferred tax assets	158,160	261,363
Deferred tax liabilities	(82,960)	(137,901)
Total	**75,200**	**123,462**

Deferred tax assets and liabilities arise from:

		1.1.2007 -31.12.2007		
		Recognized in		
	Balance 1.1.2007	Income statement	Equity	Balance 31.12.2007
Depreciation	15,696	(7,141)		8,555
Valuation of loans	11,706	6,829		18,535
Suspension of interest accruals	(24,284)	(29,175)		(53,459)
Impairment of loans	7,305	(12,012)		(4,707)
Valuation of derivative financial instruments	(6,191)	5,496		(695)
Other provisions	590	16,788		17,378
Other receivables	(2,750)	(454)		(3,204)
Effective interest rate	3,149	(4,534)		(1,385)
Employee defined benefit obligations	126,026	(15,310)		110,716
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(7,785)	(9,887)		(17,672)
Valuation of investments		2,976		2,976
Valuation of bonds		(1,838)		(1,838)
Total	**123,462**	**(48,262)**	**-**	**75,200**

		1.1.2006 -31.12.2006		
		Recognized in		
	Balance 1.1.2006	Income statement	Equity	Balance 31.12.2006
Depreciation	24,958	(9,262)		15,696
Valuation of loans	(1,052)	12,758		11,706
Suspension of interest accruals	(361)	(23,923)		(24,284)
Impairment of loans	3,520	3,785		7,305
Valuation of derivative financial instruments	5,378	(11,569)		(6,191)
Other provisions	87	503		590
Other receivables		(2,750)	—	(2,750)
Effective interest rate	4,350	(1,201)		3,149
Employee defined benefit obligations	126,486	(460)		126,026
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(4,947)	(2,838)		(7,785)
Total	**158,419**	**(34,957)**	**-**	**123,462**

23. Other assets

	31.12.2007	31.12.2006
Prepaid expenses	11,669	8,912
Accrued income	3,845	3,436
Tax advances and withholding taxes	161,558	159,506
Employee advances	7,431	7,601
Receivables from employee defined benefit plan (note 29)	49,189	-
Other	46,934	50,370
Total	**280,626**	**229,825**

24. Non-current assets held for sale

As at 31.12.2007 "Non-current assets held for sale" include land, buildings and office equipment amounting to € 54,706 (31.12.2006: € 92,513).

The variation from the previous year is due to the fact that during 2007 "Non-current assets held for sale" amounting to € 42.4 million has been reclassified to "Property, plant and equipment" based on Bank's decision to use those assets for administrative purposes.

Liabilities

25. Due to Banks

	31.12.2007	31.12.2006
Current accounts	40,090	90,143
Term deposits	3,404,942	1,620,726
Sale and repurchase agreements (Repos)	1,923,548	5,234,820
Borrowings	268,982	276,428
Total	**5,637,562**	**7,222,117**

26. Due to Customers

	31.12.2007	31.12.2006
Current accounts	5,734,927	5,655,696
Savings accounts	9,122,487	9,588,327
Term deposits:		
- Synthetic swaps	724,038	414,796
- Other	7,469,973	4,150,358
Sale and repurchase agreements (Repos)	113,174	376,118
	23,164,599	20,185,295
Cheques payable	170,289	187,248
Total	**23,334,888**	**20,372,543**

27. Debt securities in issue and other borrowed funds

Senior debt securities	
Balance 1.1.2007	**13,165,944**
Changes for the period from 1.1 to 31.12.2007	
New issues [1]	8,222,292
Maturities/Redemptions	(3,185,839)
Fair value change due to hedging	(43,290)
Change in accrued interest	56,709
Foreign exchange differences	(28,183)
Balance 31.12.2007	**18,187,633**
Subordinated debt	
Balance 1.1.2007	**1,061,008**
Changes for the period from 1.1 to 31.12.2007	
New issues[2]	677,038
Maturities/Redemptions[3]	(325,000)
Fair value change due to hedging	3,745
Changes of accrued interest	6,406
Foreign exchange differences	(10,766)
Balance 31.12.2007	**1,412,431**
Hybrid securities	
Balance 1.1.2007	**921,368**
Changes for the period from 1.1 to 31.12.2007	
Changes of accrued interest	544
Balance 31.12.2007	**921,912**
Grand Total	**20,521,976**

(1) The majority of the new senior debt securities (€ 7,109 million) pay a Euribor floating rate, with a spread between -10 basis point and +25 basis points, depending on the duration of issue. On 16.11.2007 a loan of $ 300 million was issued which pays three month Libor plus 10 basis points.

(2) On 1 February 2007, a loan of € 350 million was issued, which pays three month Euribor plus 40 basis points for the first 5 years. If the Bank does not redeem the loan, the spread for the following five years increases to 170 basis points.

On 8 March 2007, a loan of € 200 million, which pays three month Euribor plus 35 basis points for the first 5 years was issued. If the Bank does not redeem the loan, then for the following 5 years the spread increases to 165 basis points.

On 27 July 2007 a perpetual upper Tier II security of € 130 million nominal value, which pays three month Euribor plus 50 basis points for the first 5 years, was issued. If the Bank does not redeem the security, the spread for the next five years, increases to 150 basis points.

(3) On 8 March 2007, five years after issuance, the Bank redeemed a 10 year subordinated debt amounting to € 300 million.

On 8 May 2007 five years after issuance, the Bank redeemed 10 year subordinated debt amounting to € 25 million.

28. Liabilities for current income tax and other taxes

	31.12.2007	31.12.2006
Current income tax	104,266	95,653
Other taxes	23,597	14,449
Total	**127,863**	**110,102**

29. Employee defined benefit obligations

The total amounts recognized in the financial statements for employee defined benefit obligations are presented in the table below:

	Balance sheet 31.12.2007 Liability/(Asset)	Income statement 1.1.-31.12.2007 Expense/(Income)	Balance sheet 31.12.2006 Liability/(Asset)	Income statement 1.1.-31.12.2006 Expense/(Income)
TAP – supplementary pension	-	(1,199)	569,807	42,710
TAP – Lump sum benefit	(49,189)	4,203	(52,035)	2,799
Total	**(49,189)**	**3,004**	**517,772**	**45,509**
TAPILT	**3,733**	**8,194**	**(4,461)**	**491**
Total		**11,198**	**513,311**	**46,000**

Balance sheet and income statements amounts are analyzed as follows:

a) Supplementary Pension Fund (TAP) of former Alpha Credit Bank Employees

The supplementary pension fund (TAP) of former Alpha Credit Bank was responsible for the supplementary pension and lump sum retirement benefits of retired employees of former Alpha Credit Bank.

In accordance with article 10 of Law 3620/2007 the members of TAP joined, from 1.1.2008 the Common Insurance Fund of Bank Employees (E.T.A.T.) for their supplementary pension benefits.

TAP retains its obligation relating to the lump-sum benefit, which is guaranteed by the Bank.

The amounts are analyzed as follows:

i) Supplementary pension

The total cost of joining E.T.A.T. amounts to € 543 million. This cost was determined on the basis of an economic study stipulated by Law 3371/2005. This amount will be paid in 10 equal annual installments of € 67,281 each, starting from January 2008.

Since the economic study reference date was 31.12.2006 the total cost of € 543 million includes the pension costs of 2007. In addition the installments are interest bearing from 1.1.2007 at the rate 4.1%, which is equal to the yield of 10- year EURO ZONE bonds on the date of the study (29.1.2007), in accordance with the requirements of the Ministry of Finance relating to the preparation of economic studies in accordance with Law 3371/2005.

As a result of the above the financial effects of the settlement start on 1.1.2007 whereas the Bank's personnel mandatorily joins E.T.A.T. on 1.1.2008. Consequently the effect from the settlement of the liability for the supplementary pension has been calculated according to 1.1.2007 data.

Amounts included in balance sheet are as follows:

	31.12.2007	31.12.2006
Present value of defined benefit obligations	-	612,339
Fair value of plan assets	-	-
	-	**612,339**
Unrecognized actuarial losses	-	(42,532)
Liability in balance sheet	-	**569,807**

Amounts included in profit and loss are as follows:

	31.12.2007	31.12.2006
Current service cost	-	9,116
Interest cost	-	33,594
Total (included in staff costs)	-	**42,710**

The movement in the present value of the liability during 2006 is as follows:

	2006
Opening balance	**601,022**
Current service cost	9,116
Interest cost	33,594
Employees' contributions	2,939
Benefits paid	(34,332)
Closing balance	**612,339**

The movement in fair value of plan assets during 2006 is as follows:

	2006
Opening balance	-
Bank contribution	31,393
Employee contributions	2,939
Benefits paid	(34,332)
Closing balance	-

The movement in liability arises as follows:

Balance 1.1.2006	**558,490**
Accrued expense	42,710
Contributions paid	(31,393)
Balance 31.12.2006	**569,807**
Balance 1.1.2007	**569,807**
Balance as at 1.1.2007 which is recognized in accordance with Law 3620/07 in the caption Other Liabilities/Liabilities to ETAT	(543,000)
Settlement result	(26,807)
Balance 31.12.2007	-

The principal actuarial assumptions used for 2006 are the following:

	31.12.2006
Discount rate	5.5%
Future salary increases	3.5%
Future pension increases	2.5%

The result of supplementary pension in 2007 is analyzed as follows:

	Income statement 1.1.-31.12.2007 Expense/(Income)
Settlement	(26,807)
First installment interest (Law 3620/2007)	22,263
Bank's contribution	3,345
Total (included in staff costs)	**(1,199)**

ii) Lump-sum benefits

Amounts included in balance sheet are as follows:

	31.12.2007	31.12.2006
Present value of defined benefit obligations	127,035	121,463
Fair value of plan assets	(162,031)	(165,051)
Deficit/(Surplus)	**(34,996)**	**(43,588)**
Unrecognized actuarial losses	(14,193)	(8,447)
Asset in balance sheet	**(49,189)**	**(52,035)**

The receivable as at 31.12.2006 was offset with the other defined benefit liabilities.

Amounts included in profit and loss are as follows:

	From 1 January to	
	31.12.2007	31.12.2006
Current service cost	5,484	4,528
Interest cost	5,342	5,387
Expected return on plan assets	(6,623)	(7,116)
Total (included in staff costs)	**4,203**	**2,799**

The movement in present value of accrued liability arises as follows:

	2007	2006
Opening balance	**121,463**	**116,426**
Current service cost	5,484	4,528
Interest cost	5,342	5,387
Employee contributions	1,032	1,110
Benefits paid	(8,466)	(5,913)
Benefits paid directly by the Bank	(1,357)	-
Expenses	(68)	(75)
Actuarial losses	3,605	-
Closing balance	**127,035**	**121,463**

The movement in fair value of plan assets arises as follows:

	2007	2006
Opening balance	**165,051**	**149,392**
Expected return	6,623	7,116
Bank contribution	-	15,093
Employee contributions	1,032	1,110
Benefits paid	(8,466)	(5,913)
Expenses	(68)	(75)
Actuarial losses	(2,141)	(1,672)
Closing balance	**162,031**	**165,051**

The Plan's assets include deposits with Alpha Bank € 35.1 million, receivables from ETAT € 31.1 million, securities of Alpha Credit Group plc bonds € 80.5 million and of Alpha Bank shares € 11.7 million.

The movement of the receivable is as follows:

Balance 1.1.2006	**(39,741)**
Accrued expense	2,799
Contributions paid	(15,093)
Balance 31.12.2006	**(52,035)**
Balance 1.1.2007	**(52,035)**
Accrued expense	4,203
Contributions paid	-
Benefits paid directly by the Bank	(1,357)
Balance 31.12.2007	**(49,189)**

The principal actuarial assumptions used are the following:

	31.12.2007	31.12.2006
Discount rate	5.5%	5.5%
Expected return on plan assets	5.0%	5.5%
Future salary increases	3.5%	3.5%

b) Ionian and Popular Bank Insurance Fund (TAPILT – welfare sector)

Ionian and Popular Bank Insurance Fund (TAPILT – Welfare Sector) is responsible for the lump sum benefits of retired employees of former Ionian Bank.

The Bank has guaranteed all benefits paid by the Fund until the last employee retires in accordance with the conditions set out on 6.5.2003.

Amounts included in balance sheet are as follows:

	31.12.2007	31.12.2006
Present value of defined benefit obligations	74,737	63,458
Fair value of plan assets	(64,006)	(61,202)
	10,731	**2,256**
Unrecognized actuarial losses	(6,998)	(6,717)
Liability (receivable) in balance sheet	**3,733**	**(4,461)**

The receivable as at 31.12.2006 has been offset with other defined benefit liabilities.

Amounts included in profit and loss are as follows:

	From 1 January to	
	31.12.2007	31.12.2006
Current service cost	255	449
Interest cost	2,744	2,752
Expected return on plan assets	(2,508)	(2,766)
Actuarial losses recognized in this fiscal year	28	56
Past service cost	7,675	-
Total (included in staff costs)	**8,194**	**491**

The movement in present value of the liability is as follows:

	2007	2006
Opening balance	**63,458**	**59,743**
Current service cost	255	449
Interest cost	2,744	2,752
Employee contributions	3,061	2,442
Benefits paid	(3,096)	(1,602)
Expenses	(85)	(326)
Past service cost	7,675	-
Actuarial losses	725	-
Closing balance	**74,737**	**63,458**

The movement in fair value of plan assets is as follows:

	2007	2006
Opening balance	**61,202**	**58,068**
Expected return	2,508	2,766
Employee contributions	3,061	2,442
Benefits paid	(3,096)	(1,602)
Expenses	(85)	(326)
Actuarial losses	416	(146)
Closing balance	**64,006**	**61,202**

Plan assets are as follows:

Fixed assets	983
Shares	5,282
Mutual funds	208
Deposits	56,843
Other non interest-bearing assets	690
Total	**64,006**

The plan assets include Alpha Bank shares of € 4 million and deposits to Alpha Bank of € 0.3 million.

The movement of liability is as follows:

Balance 1.1.2006	**(4,952)**
Accrued expense	491
Contributions paid	-
Balance 31.12.2006	**(4,461)**
Balance 1.1.2007	**(4,461)**
Accrued expense	8,194
Contributions paid	-
Balance 31.12.2007	**3,733**

The principal actuarial assumptions used are the following:

	31.12.2007	31.12.2006
Discount rate	5.5%	5%
Expected return on plan assets	5%	5%
Future salary increases	3.5%	3.5%

30. Other liabilities

	31.12.2007	31.12.2006
Suppliers	38,234	74,615
Deferred income	3,752	30,495
Accrued expenses	41,183	26,846
Liabilities to third parties	237,444	209,948
Liabilities to E.T.A.T.*	565,263	-
Liabilities from credit cards	226,982	207,517
Other	46,154	34,937
Total	**1,159,012**	**584,358**

* In accordance with article 10 of Law 3620/2007 and the fact that employees and pensioners of T.A.P. joined E.T.A.T. from 1.1.2008 (note 29), the charge to the Bank is € 543 million payable in 10 equally annual installments. This account includes the above amount and the interest charged for 2007.

31. Provisions

Balance 1.1.2006	**1,628**
Changes for the period from 1.1 - 31.12.2006	
Provisions to cover credit risk relating to off-balance sheet items (note 9)	14,946
Other provisions charged to profit and loss	1,469
Provisions used during the period	(142)
Balance 31.12.2006	**17,901**
Changes for the period from 1.1 - 31.12.2007	
Provisions to cover credit risk relating to off balance sheet items (note 9)	30,983
Reversal of provisions	(1,078)
Provisions used during the period	(10)
Balance 31.12.2007	**47,796**

Equity

32. Share capital

	Number of shares	Paid-in share capital
Opening balance (1 January 2006)	291,203,608	1,456,018
Capitalization of retained earnings and issue of 4 bonus shares for every 10 old shares and decrease of share nominal value from € 5 to € 3.90	116,481,444	133,954
Exercise of share options	336,950	1,314
Balance 31 December 2006	**408,022,002**	**1,591,286**
Exercise of share options	2,954,650	11,523
Balance 31 December 2007	**410,976,652**	**1,602,809**

As at 31 December 2007 the total number of ordinary shares is 410,976,652 (31.12.2006: 408,022,002) with a nominal value of € 3.90 each.

Each share has a single voting right in Bank's shareholders meetings.

Further details for Bank's share options granted to employees are presented in note 42.

33. Share premium

Opening Balance (1 January 2006)	125,685
Difference of exercised share options	2,276
Balance 31 December 2006	**127,961**
Difference of exercised share options	56,072
Balance 31 December 2007	**184,033**

During 2007 2,954,650 share options were exercised, out of which 1,830,945 share options were exercised at a price of € 20.61 and as a result of the difference between the nominal value of the shares and the exercise price, a share premium of € 30,595 was recognized. The additional increase of € 25,477 arises at the exercise date during 2007 from the reclassification of valuation reserve of share options.

34. Reserves

Reserves are analyzed as follows:

	31.12.2007	31.12.2006
Statutory reserve	336,180	282,780
Available-for-sale reserve	(2,288)	(80,917)
Special reserve from share option valuation	-	5,990
Total	**333,892**	**207,853**

According to the Bank's articles of association (article 24), the Bank is required to transfer 10% of its annual net profit to the statutory reserve, until the reserve reaches the amount of 50% of the share capital. This reserve can only be used to offset losses according to article 44 of Law 2190/1920.

The special reserve from share option valuation was reclassified to share premium due to the exercise of share options

35. Retained earnings

a. Included in retained earnings are reserves formed from gains arising on the sale of listed shares and other non-taxable income or special taxable income that is not subject to tax and will not be distributed.

The reserves which were formed by 31 December 2005, have been taxed.

The reserves which were formed during 2007 and thereafter are subject to tax at the rate applicable to the Bank (Law 3634/2008).

The reserves which have been subject to tax may be distributed or capitalized without any further tax liability.

b. According to the article 3 paragraph 10 of Law 148/1967 entities are obliged to distribute each year dividends, unless decided otherwise by the Shareholders in General meeting a minimum amount equal to 35% of the annual profits after the deduction of the statutory reserve appropriation and the gain from the sale of shares. The net profit arising from the valuation of financial instruments to fair value after deducting losses for the same reason is not included in the calculation of the dividend as defined by the relevant legislation.

Dividends are distributed free of tax to the shareholders since are taxable through entity's income tax return.

The ordinary General Shareholders' Meeting held on 3 April 2007, approved the distribution of a dividend for 2006 of € 0.75 per share. As at 31.12.2007, the total amount of € 304,421 has been deducted from retained earnings.

For the year ended 31 December 2007 the Board of Directors will propose to the shareholders the distribution of a dividend of € 0.90 per share, compared to € 0.75 of 2006.

36. Treasury shares

The Bank based on the decisions of the Ordinary General Shareholders' Meetings held in prior years, acquired up to 31 December 2006 801,719 treasury shares at a cost of € 14,465 which represented 0.20% of the share capital.

During 2007 the Bank gradually purchased 13,674,907 treasury shares at a cost of € 329,189 thousand (€ 24.07 per share).

On 1 August 2007 the bank successfully completed the placement of 3,505,992 treasury shares, at a cost € 77,689 (€ 22.16 per share) representing 0.86% of its issued share capital. On 20 December 2007, the bank completed an additional placement of 10,970,634 treasury shares, representing 2.67% of its issued share capital at a cost of € 265,965 (€ 24.24 per share).

The net of proceeds of the sale amounted to € 340,655 and the losses from the sale of treasury shares amounted to € 2,999 which were recognized directly to retained earnings.

As at 31 December 2007 the Bank did not hold any treasury shares.

The number of treasury shares and the cost are analyzed as follows:

	Number of shares	Cost
Balance 1.1.2007	801,719	14,465
Purchases 1.1-31.12.2007	13,674,907	329,189
Sales 1.1-31.12.2007	(14,476,626)	(343,654)
Balance 31.12.2007	-	-

Additional Information

37. Contingent liabilities and commitments

a) Legal issues

The Bank in the ordinary course of business is a defendant in claims from customers and other legal proceedings. No provision has been recorded because after consultation with legal department, the ultimate disposition of these matters is not expected to have a material effect on the financial position or operations of the Bank.

b) Tax Issues

The Bank's books and records have been audited by the tax authorities up to and including the year ended 31 December 2005. Additional taxes and penalties may be imposed for the unaudited years.

c) Operating leases

- *The Bank as a lessee*

The Bank has various obligations with respect to leases of buildings which are used as branches or for administration purposes. The duration of the lease agreements is initially for 12 years with a renewal option or extension. In accordance with the lease agreements the rent is subject to annual indexation adjustment, usually according to official annual inflation rate.

The policy of the Bank is to renew these contracts.

The minimum future lease payments are:

	31.12.2007	31.12.2006
Less than one year	25,410	22,601
Between one and five years	70,904	68,187
More than five years	57,918	41,503
Total	**154,232**	**132,291**

The lease expense for the fiscal year 2007 relating to rental of buildings amounts to € 27,407 (2006: € 23,552) and are included in "General administrative expenses".

- *The Bank as a lessor*

The Bank's receivables from leases relate to buildings leased either to group companies or third parties.

The minimum future revenues are:

	31.12.2007	31.12.2006
Less than one year	3,720	2,945
Between one and five years	10,307	8,988
More than five years	7,218	4,805
Total	**21,245**	**16,738**

The lease revenues for the year 2007 amount to € 3,397 (2006: € 2,999), and are included in "Other income".

d) Off balance sheet liabilities

	31.12.2007	31.12.2006
Letters of guarantee	5,453,629	4,325,763
Letters of credit	82,857	223,582
Undrawn credit facilities	16,386,205	13,709,879
Guarantees relating to bonds issued by subsidiaries of the Bank	20,485,817	15,143,455
Total	**42,408,508**	**33,402,679**

e) Assets pledged

	31.12.2007	31.12.2006
Loans to customers	800,490	-
Investment securities	160,000	585,000
Total	**960,490**	**585,000**

The Bank has collaterized customer loans to the Bank of Greece in accordance with the Monetary Policy Council Act no 54/27.2.2004 as in force, and following its amendment by Monetary Policy Council Act 61/6.12.2006 the Bank of Greece accepts from 1.1.2007 non-marketable assets as collateral for monetary policy purposes and intraday credit which should meet the terms and conditions of the above act.

From the investment securities portfolio € 80,000 is pledged as collateral for capital withdrawal and € 5,000 is pledged as collateral to clearing house of derivative transactions "ETESEP" A.E. as a margin account insurance. The remaining securities portfolio is pledged as collateral to Bank of Greece for the participation in the Intra-Europe clearing of payments system on an ongoing time (TARGET).

38. Segment reporting

a. *Analysis by sector*

(Millions of Euro)

1.1 - 31.12.2007

	Total	Retail	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Interest	1,227.7	921.0	246.8	3.6	31.5	24.8	-
Commission	321.9	162.7	89.7	51.8	11.9	5.8	-
Other income	37.5	18.1	5.0	2.4	26.8	0.9	(15.7)
Total income	**1,587.1**	**1,101.8**	**341.5**	**57.8**	**70.2**	**31.5**	**(15.7)**
Expenses	(778.9)	(551.8)	(99.3)	(31.3)	(22.6)	(22.5)	(51.4)
Impairment	(194.6)	(115.7)	(78.9)	-	-	-	-
Profit before tax	**613.6**	**434.3**	**163.3**	**26.5**	**47.6**	**9.0**	**(67.1)**
Assets	54,039.1	19,696.4	16,858.3	181.5	14,327.2	1,051.2	1,924.5
Liabilities	51,298.9	29,916.7	2,078.8	1,199.8	14,805.3	697.5	2,600.8
Capital expenditure	98.6	72.7	17.0	1.3	1.2	6.4	-
Depreciation and amortization	51.2	37.6	9.1	0.8	0.6	3.1	-

1.1 - 31.12.2006

	Total	Retail	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Interest	1,140.9	847.4	229.9	2.9	44.7	16.0	-
Commission	292.4	143.4	83.3	47.0	15.7	3.0	-
Other income	189.5	11.2	2.7	0.9	22.5	0.9	151.3
Total income	**1,622.8**	**1,002.0**	**315.9**	**50.8**	**82.9**	**19.9**	**151.3**
Expenses	(687.3)	(507.8)	(90.7)	(27.9)	(18.8)	(11.5)	(30.6)
Impairment	(219.5)	(166.0)	(53.5)	-	-	-	-
Profit before tax	**716.0**	**328.2**	**171.7**	**22.9**	**64.1**	**8.4**	**120.7**
Assets	46,768.6	15,325.5	14,678.5	157.5	14,272.5	406.1	1,928.5
Liabilities	44,332.8	24,699.8	2,276.0	772.2	13,915.9	406.6	2,262.3
Capital expenditure	81.0	62.7	11.2	3.4	2.3	1.4	-
Depreciation and Amortization	40.4	30.0	6.6	0.9	0.4	2.5	-

i. Retail banking
Includes all individuals (retail banking customers) of the Bank, professionals, and small companies. The Bank offers through its extended branch network, all types of deposit products (deposits/ savings accounts, working capital/ current accounts, investment facilities/ term deposits, Repos, Swaps), loan facilities (mortgages, consumer, corporate loans, letter of guarantees) and debit and credit cards to the above customers.

ii. Corporate banking
Includes all medium-sized and large companies, corporations with international activities, corporations managed by the Corporate Banking Division (Corporate) and shipping corporations. The Bank offers working capital facilities, corporate loans, and letters of guarantees.

iii. Asset management/ Insurance
Consists of a wide range of asset management services through the Bank's private banking units. In addition it offers a wide range of insurance products to individuals and corporations.

iv. Investment Banking/ Treasury
Includes stock exchange, advisory and brokerage services relating to capital markets, and also investment banking facilities, offered by the Bank. Includes also the activities of the Dealing Room in the interbank market (FX Swaps, Bonds, Futures, IRS, Interbank placements – Loans etc.).
It is noted that for comparative purposes, an amount of € 36.6 million that relates to income on financial transactions of 2006, was reclassified to the respective segment from "Other".

v. South Eastern Europe
Consists of the Bank's branches operating in South Eastern Europe.

vi. Other
This segment consists of the Bank's income and expenses that are not related to operating activities and administrative expenses which are distributed to Group companies.

b. *Analysis by geographical sector*

(millions of Euro)

	1.1-31.12.2007		
	Total	**Greece**	**Other countries**
Interest	1,227.7	1,201.1	26.6
Commission	321.9	315.7	6.2
Other income and income on financial transactions	37.5	36.0	1.5
Total income	**1,587.1**	**1,552.8**	**34.3**
Expenses	(778.9)	(753.7)	(25.2)
Impairment	(194.6)	(194.6)	-
Profit before tax	**613.6**	**604.5**	**9.1**
Assets	54,039.1	52,607.2	1,431.9

	1.1-31.12.2006		
	Total	**Greece**	**Other countries**
Interest	1,140.9	1,122.7	18.2
Commission	292.4	283.0	9.4
Other income and income on financial transactions	189.5	188.5	1.0
Total income	**1,622.8**	**1,594.2**	**28.6**
Expenses	(687.3)	(673.9)	(13.4)
Impairment	(219.5)	(219.5)	-
Profit before tax	**716.0**	**700.8**	**15.2**
Assets	46,768.6	44,126.4	2,642.2

39. Financial risk management

The Bank has long established a systematic and disciplined framework for the reliable measurement of risk. Considering the stability and continuity of its operations, the Bank's management places a high priority on implementing and continuously improving this framework, in order to minimize any potential adverse effects on the Bank's financial results.

The Board of Directors of the Bank has the overall responsibility for the application of the Risk Management framework. The Risk Management Committee has been established and meets on a quarterly basis, reporting to the Board of Directors on its activities. The Risk Management Committee is responsible for the implementation of and compliance with the risk management policies. The Bank re-evaluates the effectiveness of its risk management framework on a regular basis in order to ensure compliance with international best practices and the regulatory framework.

In the Bank the Risk management departments are operating under the authority of the Group's risk management director and are entitled with the responsibility for the implementation of the risk management framework, according to the directions of the Risk Management Committee.

39.1 Credit risk

Credit risk is the risk of financial loss to the Bank if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk is considered the most significant risk for the Bank, and its continuous monitoring is management's first priority.

The Bank in order to effectively manage credit risk has developed specific methodologies and systems to measure credit risk. These systems and methodologies are continuously evolving so as to provide to the maximum extent possible current and productive support in the decisions making process of the business units in order to avoid possible adverse consequences on the result of the Bank.

The main point for the measurement of credit risk is the credit risk grading system. Current systems use both quantitative and qualitative criteria of measurement and also criteria of transactional behavior in order to report customer probabilities of loss given defaults. Respective models are continuously improved in order for the total loan portfolio to be included in the new system of internal grading imposed by capital adequacy.. The credit grading system consists of nine basic grades. Additionally, the Bank uses ratings provided by International Rating Agencies. At the same time, statistical models are being developed in order to calculate loss given default and the exposure at default.

Credit risk rating also determine both credit limits and collaterals and it is systematically reassessed on a six or twelve month basis. The reassessment is based on the customer's credit worthiness and on any new information and events that may have a significant impact on the level of credit risk.

Credit risk grading systems are being constantly tested qualitatively in order to assure at every turn their ability. At the same time the Bank performs stress testing exercises concerning credit risk on a regular basis. Based on respective stress testing an estimation is provided of the size of financial losses that could occur under extreme transactional behavior of the clients. Additionally, on regular basis large exposures are monitored and management and the Board of Directors are informed

The Bank assess as at each balance sheet date, whether there is evidence of impairment in accordance with the general principles and methodology set out in IAS 39 and the relevant implementation guidance.

Specifically the above mentioned procedures include the following steps:

a. Establishment of events that provide objective evidence that a loan is impaired (trigger events).
b. The criteria for assessment on an individual or collective basis.
c. Establishment of groups of assets with similar risk characteristics.
d. Methodology in determining future cash flows from impaired loans.
e. Interest income recognition.
f. Recoveries.

In note 1.12 "Impairment losses on loans and advances" the accounting principles applied for loan impairment are described in detail.

FINANCIAL INSTRUMENTS CREDIT RISK

	31.12.2007			31.12.2006		
	Exposure before impairment	Impairment	Net exposure to credit risk	Exposure before impairment	Impairment	Net exposure to credit risk
a. Credit risk exposure relating to on-balance sheet items:						
Due from Banks	7,349,675		7,349,675	6,184,088		6,184,088
Loans and advances to customers:						
Individuals:						
- Mortgages	9,741,095	51,641	9,689,454	8,176,640	44,533	8,132,107
- Consumer	2,922,529	72,940	2,849,589	2,169,009	72,180	2,096,829
- Credit cards	1,046,941	53,039	993,902	905,689	27,060	878,629
- Other loans	100,031		100,031	130,605		130,605
	13,810,596	177,620	13,632,976	11,381,943	143,773	11,238,170
Companies:						
- Corporate loans	21,900,097	426,321	21,473,776	17,443,652	590,334	16,853,318
Other receivables	166,342	5,220	161,122	151,423	5,220	146,203
	22,066,439	431,541	21,634,898	17,595,075	595,554	16,999,521
Total	35,877,035	609,161	35,267,874	28,977,018	739,327	28,237,691
Securities held for trading:						
- Government bonds	236,340		236,340	182,557		182,557
- Other debt securities	28,448		28,448	133,924		133,924
- Derivative financial instruments	384,466		384,466	254,566		254,566
Total	649,254		649,254	571,047		571,047
Investment securities:						
- Available-for-sale (government bonds)	1,856,217		1,856,217	6,016,005		6,016,005
- Available-for-sale (other)	4,344,648		4,344,648	1,345,906		1,345,906
- Available-for-sale (other variable yield securities)	30,668		30,668	43,128		43,128
Total	6,231,533		6,231,533	7,405,039		7,405,039
Total amount of on balance sheet items exposed to credit risk (a)	**50,107,497**	**609,161**	**49,498,336**	**43,137,192**	**739,327**	**42,397,865**
Other on-balance sheet items not exposed to credit risk	4,540,800		4,540,800	4,370,747		4,370,747
Total Assets	**54,648,297**	**609,161**	**54,039,136**	**47,507,939**	**739,327**	**46,768,612**
b. Credit risk exposure relating to off balance sheet items:						
Letters of guarantee and letters of credit	5,536,486	45,929	5,490,557	4,549,345	14,946	4,534,399
Undrawn credit facilities [1]	16,386,205		16,386,205	13,709,879		13,709,879
Guarantees relating to bonds issued by subsidiaries of the Bank	20,485,817		20,485,817	15,143,455		15,143,455
Total amount of off balance sheet items exposed to credit risk (b)	**42,408,508**	**45,929**	**42,362,579**	**33,402,679**	**14,946**	**33,387,733**
Total credit risk exposure (a+b)	**92,516,005**	**655,090**	**91,860,915**	**76,539,871**	**754,273**	**75,785,598**

[1] Undrawn credit facilities include an amount of € 531 million (31.12.2006: € 257 million) which are committed limits that cannot be canceled in cases where it becomes apparent that the counterparty will fail to meet their contractual obligations.

LOANS AND ADVANCES TO CUSTOMERS – Analysis of past due amounts

	31.12.2007			
	Neither past due nor impaired	Past due but not impaired	Impaired	Total
Loans and advances to individuals				
- Mortgages				
Performing loans	8,486,531	-		8,486,531
Past due 1-90 days	-	997,867		997,867
Past due >90 days	-	-	256,697	256,697
	8,486,531	**997,867**	**256,697**	**9,741,095**
- Credit cards, consumer and other loans				
Performing loans	3,486,190	-	-	3,486,190
Past due 1-90 days	-	405,368	-	405,368
Past due >90 days	-	-	177,943	177,943
	3,486,190	**405,368**	**177,943**	**4,069,501**
- Corporate loans				
Performing loans	18,921,994	-	240,585	19,162,579
Past due 1-90 days	-	1,849,329	84,852	1,934,181
Past due >90 days	-	260,267	709,412	969,679
	18,921,994	**2,109,596**	**1,034,849**	**22,066,439**
- Total portfolio				
Performing loans	30,894,715	-	240,585	31,135,300
Past due 1-90 days	-	3,252,564	84,852	3,337,416
Past due >90 days	-	260,267	1,144,052	1,404,319
Total	**30,894,715**	**3,512,831**	**1,469,489**	**35,877,035**

	31.12.2006			
	Neither past due nor impaired	Past due but not impaired	Impaired	Total
Loans and advances to individuals				
- Mortgages				
Performing loans	7,278,504	-		7,278,504
Past due 1-90 days	-	674,838		674,838
Past due >90 days	-	-	223,298	223,298
	7,278,504	**674,838**	**223,298**	**8,176,640**
- Credit cards, consumer and other loans				
Performing loans	2,804,888	-	-	2,804,888
Past due 1-90 days	-	262,826	-	262,826
Past due >90 days	-	-	137,589	137,589
	2,804,888	**262,826**	**137,589**	**3,205,303**
- Corporate loans				
Performing loans	14,540,630	-	270,746	14,811,376
Past due 1-90 days	-	1,626,566	128,802	1,755,368
Past due >90 days	-	208,862	819,469	1,028,331
	14,540,630	**1,835,428**	**1,219,017**	**17,595,075**
- Total portfolio				
Performing loans	24,624,022	-	270,746	24,894,768
Past due 1-90 days	-	2,564,230	128,802	2,693,032
Past due >90 days	-	208,862	1,180,356	1,389,218
Total	**24,624,022**	**2,773,092**	**1,579,904**	**28,977,018**

LOANS AND ADVANCES TO CUSTOMERS – Neither past due nor impaired

	31.12.2007			
	Mortgage	Credit cards, consumer and other loans	Corporate Loans	Total
Low risk	8,486,531	3,486,190	18,296,246	30,268,967
Under surveillance	-	-	625,748	625,748
Total	**8,486,531**	**3,486,190**	**18,921,994**	**30,894,715**

	31.12.2006			
	Mortgage	Credit cards, consumer and other loans	Corporate Loans	Total
Low risk	7,278,504	2,804,888	13,954,183	24,037,575
Under surveillance	-	-	586,447	586,447
Total	**7,278,504**	**2,804,888**	**14,540,630**	**24,624,022**

This category includes loans, whose terms have been renegotiated during the last 12 months, and they are no longer past due. These loans amounted to € 46,665 as at 31.12.2007 (31.12.2006: € 69,245).

LOANS AND ADVANCES TO CUSTOMERS: past due but not impaired

	31.12.2007			
	Mortgage	Credit cards, consumer and other loans	Corporate Loans	Total
Past due 1-90 days	997,867	405,368	1,849,329	3,252,564
Past due >90 days			260,267	260,267
Total	**997,867**	**405,368**	**2,109,596**	**3,512,831**
Fair value of collaterals	**1,527,534**	**89,843**	**2,942,557**	**4,559,934**

	31.12.2006			
	Mortgage	Credit cards, consumer and other loans	Corporate Loans	Total
Past due 1-90 days	674,838	262,826	1,626,566	2,564,230
Past due >90 days			208,862	208,862
Total	**674,838**	**262,826**	**1,835,428**	**2,773,092**
Fair value of collaterals	**1,067,451**	**59,751**	**2,763,588**	**3,890,790**

LOANS AND ADVANCES TO CUSTOMERS – Impaired

	31.12.2007			
	Mortgage	Credit cards, consumer and other loans	Corporate Loans	Total
Carrying amount before impairment	256,697	177,943	1,034,849	1,469,489
Allowance of impairment	(51,641)	(125,979)	(431,541)	(609,161)
Carrying amount	**205,056**	**51,964**	**603,308**	**860,328**
Fair value of collaterals	**236,794**	**21,206**	**951,098**	**1,209,098**

	31.12.2006			
	Mortgage	Credit cards, consumer and other loans	Corporate Loans	Total
Carrying amount before impairment	223,298	137,589	1,219,017	1,579,904
Allowance of impairment	(44,533)	(99,240)	(595,554)	(739,327)
Carrying amount	**178,765**	**38,349**	**623,463**	**840,577**
Fair value of collaterals	**199,577**	**11,349**	**1,101,406**	**1,312,332**

DUE FROM BANKS: DERIVATIVE FINANCIAL INSTRUMENTS AND DEBT SECURITIES

	31.12.2007				
	Due from Banks	Trading securities	Derivatives financial instruments	Available- for-sale	Total
AAA				81,305	81,305
AA- to AA+	400,905		266,664	10,000	677,569
A- to A+	5,497,986	246,148	54,622	5,274,148	11,072,904
Lower than A-	1,450,784	18,640	347	866,080	2,335,851
Unrated			62,833		62,833
Total	**7,349,675**	**264,788**	**384,466**	**6,231,533**	**14,230,462**

	31.12.2006				
	Due from Banks	Trading securities	Derivatives financial instruments	Available- for-sale	Total
AAA		123,895		178,069	301,964
AA- to AA+	1,502,682	32,278	170,559	193,198	1,898,717
A- to A+	4,581,738	105,725	45,058	6,121,826	10,854,347
Lower than A-	99,668	54,583	13,492	911,946	1,079,689
Unrated			25,457		25,457
Total	**6,184,088**	**316,481**	**254,566**	**7,405,039**	**14,160,174**

The above do not present delays and no impairment exists after relevant tests. In the following tables are presented the financial instruments carrying amounts by industry sectors of the counterparties.

FINANCIAL INSTRUMENTS CREDIT RISK Analysis by industry sector

31.12.2007

	Financial Institutions	Manufacturing	Construction and real estate	Whole sale and retail trade	Public sector	Transportation	Shipping	Hotels/ Tourism	Other sectors	Individuals	Total
Credit risk exposure relating to on balance sheet items:											
Due from Banks	7,349,675										7,349,675
Loans and advances to customers:											
Individuals											
- Mortgages										9,741,095	9,741,095
- Credit cards and Consumer loans										3,969,470	3,969,470
- Other										100,031	100,031
Total										13,810,596	13,810,596
Corporate loans and other receivables	2,490,290	4,529,146	1,901,826	5,582,347	162,472	1,935,614	1,360,515	1,943,729	2,160,500		22,066,439
Total loans and advances to costumers	2,490,290	4,529,146	1,901,826	5,582,347	162,472	1,935,614	1,360,515	1,943,729	2,160,500	13,810,596	35,877,035
Securities held for trading:											
- Debt securities					236,340				28,448		264,788
- Derivative financial instruments	324,929								59,537		384,466
Total	324,929				236,340				87,985		649,254
Investment securities:											
- Available-for-sale	3,946,821	82,100		80,246	1,856,217				266,149		6,231,533
Total carrying amount of on balance sheet items exposed to credit risk (a)	**14,111,715**	**4,611,246**	**1,901,826**	**5,662,593**	**2,255,029**	**1,935,614**	**1,360,515**	**1,943,729**	**2,514,634**	**13,810,596**	**50,107,497**
Other on balance sheet items not exposed to credit risk									4,540,800		4,540,800
Total assets	**14,111,715**	**4,611,246**	**1,901,826**	**5,662,593**	**2,255,029**	**1,935,614**	**1,360,515**	**1,943,729**	**7,055,434**	**13,810,596**	**54,648,297**
Credit risk exposure relating to off balance sheet items:											
Letters of guarantee and letters of credit	6,188	676,299	887,606	750,258	2,414	10,203	38,700	123,970	3,040,848		5,536,486
Undrawn credit facilities									16,386,205		16,386,205
Guarantees for bonds issued by Bank's subsidiaries									20,485,817		20,485,817
Total carrying amount of off balance sheet items exposed to credit risk (b)	**6,188**	**676,299**	**887,606**	**750,258**	**2,414**	**10,203**	**38,700**	**123,970**	**39,912,870**		**42,408,508**
Total credit risk exposure (a+b)	**14,117,903**	**5,287,545**	**2,789,432**	**6,412,851**	**2,257,443**	**1,945,817**	**1,399,215**	**2,067,699**	**42,427,504**	**13,810,596**	**92,516,005**

	31.12.2006										
	Financial Institutions	Manufacturing	Construction and real estate	Whole sale and retail trade	Public sector	Transportation	Shipping	Hotels/ Tourism	Other sectors	Individuals	Total
a) Credit risk exposure relating to on balance sheet items:											
Due from Banks	6,184,088										6,184,088
Loans and advances to customers:											
Individuals											
- Mortgages										8,176,640	8,176,640
- Credit cards and - Consumer loans										3,074,698	3,074,698
- Other										130,605	130,605
Total										11,381,943	11,381,943
- Corporate loans and other receivables	1,569,952	4,195,980	1,510,836	4,953,365	231,133	1,034,767	777,908	1,673,743	1,647,391		17,595,075
Total loans and advances to customers	1,569,952	4,195,980	1,510,836	4,953,365	231,133	1,034,767	777,908	1,673,743	1,647,391	11,381,943	28,977,018
Securities held for trading:											
- Debt securities					221,300				95,181		316,481
- Derivative financial instruments	205,100								49,466		254,566
Total	205,100				221,300				144,647		571,047
Investment securities											
- Available for sale	4,925,176			—	2,238,716				241,147		7,405,039
Total carrying amount of on balance sheet items exposed to credit risk (a)	**12,884,316**	**4,195,980**	**1,510,836**	**4,953,365**	**2,691,149**	**1,034,767**	**777,908**	**1,673,743**	**2,033,185**	**11,381,943**	**43,137,192**
Other on balance sheet items not exposed to credit risk									4,370,747		4,370,747
Total assets	**12,884,316**	**4,195,980**	**1,510,836**	**4,953,365**	**2,691,149**	**1,034,767**	**777,908**	**1,673,743**	**6,403,932**	**11,381,943**	**47,507,939**
Credit risk exposure relating to off balance sheet items:											
Letters of guarantee and letters of credit	5,993	464,082	1,185,218	639,791	2,327	3,563	7,590	88,023	2,152,758		4,549,345
Undrawn credit facilities									13,709,879		13,709,879
Guarantees relating to bonds issued by subsidiaries of the Bank									15,143,455		15,143,455
Total carrying amount of off balance sheet items exposed to credit risk (b)	**5,993**	**464,082**	**1,185,218**	**639,791**	**2,327**	**3,563**	**7,590**	**88,023**	**31,006,092**		**33,402,679**
Total credit risk exposure (a+b)	**12,890,309**	**4,660,062**	**2,696,054**	**5,593,156**	**2,693,476**	**1,038,330**	**785,498**	**1,761,766**	**33,039,277**	**11,381,943**	**76,539,871**

39.2 Market risk

Market risk is the risk of losses arising from unfavourable changes in interest rates, foreign exchange rates, equity prices and commodities. Losses may occur either from the trading portfolio or from the banking book.

i. Trading portfolio

Market risk is measured with the Value at Risk – VAR. The method applied for calculating Value at Risk is historical simulation. The Bank applies a holding period of 1 and 10 days, depending on the time required to liquidate the portfolio.

1 day value at risk, 99% confidence level (2 years historical data)

	2007					2006
	Foreign currency risk	Interest rate risk	Price risk	Covariance	Total	Total
31 December	129,899	400,253	58,054	(267,415)	320,791	1,287,000
Average daily value (annual)	363,901	818,897	564,707	(728,010)	1,019,495	2,087,632
Maximum daily value (annual)	1,039,112	2,345,212	1,266,372	(1,623,054)	3,027,642	4,640,487
Minimum daily value (annual)	71,192	259,452	52,685	(160,290)	223,039	546,742

The Value at Risk methodology is complemented with stress tests based on both historical and hypothetical extreme movements of market parameters, in order to estimate the potential size of losses that could arise in extreme conditions.

Within the scope of policy-making for financial risk management by the Asset and Liability Management Committee (ALCO), exposure limits and maximum loss (stop loss) limits for various products of the trading portfolio have been set. In particular limits have been set for the following risks:

- Foreign currency risk regarding spot and forward positions.
- Interest rate risk regarding positions on bonds, Interest Rate Swaps, Interest Futures, Interest Options.
- Price risk regarding positions in shares, index Futures and options.
- Credit risk regarding interbank transactions, corporate bonds and emerging market Government bonds.

Positions held in these products are monitored during the day and are examined as to the corresponding limit percentage cover and limit excess.

ii. Liability Management

Apart from the trading portfolio, market risk may also arise from the banking book. This risk is foreign currency risk and interest rate risk.

a. Foreign exchange risk

The Bank takes on exposures to the fluctuations in foreign exchange rates. The General Management of the Bank sets limits on the level of exposure by currency and in total for both overnight and intra-day positions. The total position arises from the net on balance sheet position and derivatives forward position as presented in the tables below:

	31.12.2007						
	USD	GBP	CHF	JPY	OTHER F/C	EURO	TOTAL
ASSETS							
Cash and balances with Central Banks	7,463	1,129	325	35	49,814	1,591,561	1,650,327
Due from banks	541,625	164,192	1,097,502	(4,112)	478,149	5,072,319	7,349,675
Securities held for trading	2,362				9,704	252,722	264,788
Derivative financial instruments						384,466	384,466
Loans and advances to customers	2,053,940	380,546	374,790	26,385	110,339	32,321,874	35,267,874
Investment Securities							
-Available-for-sale	691,101				96,516	5,512,760	6,300,377
Investments in subsidiaries, associates and joint ventures	2,953	57,403			290,662	1,275,082	1,626,100
Investment property						42,370	42,370
Property, plant and equipment					18,925	584,906	603,831
Goodwill and other intangible assets		365			1,024	54,447	55,836
Deferred tax assets						158,160	158,160
Other assets	5,299	763	250	1	3,275	271,038	280,626
Non-current assets held for sale						54,706	54,706
Total Assets	3,304,743	604,398	1,472,867	22,309	1,058,408	47,576,411	54,039,136
LIABILITIES							
Due to banks and customers	4,136,488	344,069	14,184	822,950	602,655	23,052,104	28,972,450
Derivative financial instruments						383,129	383,129
Debt securities in issue and other borrowed funds	264,010		91,723	183,704	379,613	19,602,926	20,521,976
Liabilities for current income tax and other taxes						127,863	127,863
Deferred tax liabilities						82,960	82,960
Employee defined benefit obligations						3,733	3,733
Other liabilities	5,694	393	396	411	1,251	1,150,867	1,159,012
Provisions						47,796	47,796
Total Liabilities	4,406,192	344,462	106,303	1,007,065	983,519	44,451,378	51,298,919
Net on-balance sheet position	(1,101,449)	259,936	1,366,564	(984,756)	74,889	3,125,033	2,740,217
Derivatives forward foreign exchange position	1,123,294	(291,357)	(1,371,230)	979,824	(168,244)	(89,267)	183,020
Total Foreign Exchange Position	21,845	(31,421)	(4,666)	(4,932)	(93,355)	3,035,766	2,923,237
Undrawn credit facilities	95,061	25,667			10,668	16,254,809	16,386,205

	31.12.2006						
	USD	GBP	CHF	JPY	OTHER F/C	EURO	TOTAL
ASSETS							
Cash and balances with Central Banks	5,806	956	211	27	18,067	1,452,608	1,477,675
Due from banks	1,008,124	1,245	449,365	16,203	(9,853)	4,719,004	6,184,088
Securities held for trading	129,992					216,215	346,207
Derivative financial instruments						254,566	254,566
Loans and advances to customers	1,278,103	198,334	157,417	25,168	71,783	26,506,886	28,237,691
Investment Securities							
-Available-for-sale	408,561				60,548	6,993,279	7,462,388
Investments in subsidiaries, associates and joint ventures	33,081	63,544			178,272	1,318,653	1,593,550
Investment property						42,006	42,006
Property, plant and equipment					11,730	532,906	544,636
Goodwill and other intangible assets					637	41,467	42,104
Deferred tax assets						261,363	261,363
Other assets	62	2,093	54	2	606	227,008	229,825
Non-current assets held for sale						92,513	92,513
Total Assets	**2,863,729**	**266,172**	**607,047**	**41,400**	**331,790**	**42,658,474**	**46,768,612**
LIABILITIES							
Due to banks and customers	2,577,113	300,548	18,216	430,560	472,216	23,796,007	27,594,660
Derivative financial instruments						226,223	226,223
Debt securities in issue and other borrowed funds	69,359			193,069	94,737	14,791,155	15,148,320
Liabilities for current income tax and other taxes		16			33	110,053	110,102
Deferred tax liabilities						137,901	137,901
Employee defined benefit obligations						513,311	513,311
Other liabilities	659	591	205	431	395	582,077	584,358
Provisions						17,901	17,901
Total Liabilities	**2,647,131**	**301,155**	**18,421**	**624,060**	**567,381**	**40,174,628**	**44,332,776**
Net on-balance sheet position	216,598	(34,983)	588,626	(582,660)	(235,591)	2,483,846	2,435,836
Derivatives forward foreign exchange position	(198,128)	22,557	(591,154)	578,354	245,857	(70,486)	(13,000)
Total Foreign Exchange Position	**18,470**	**(12,426)**	**(2,528)**	**(4,306)**	**10,266**	**2,413,360**	**2,422,836**
Undrawn credit facilities	398				20,140	13,689,341	13,709,879

The net foreign exchange position as at 31.12.2007 presents the following sensitivity analysis:

	Currency risk	
Currency	**Exchange rate variation scenario against Euro (%)**	**Impact on net income before tax**
USD	Appreciation of USD 5%	1,150
USD	Depreciation of USD 5%	(1,040)
GBP	Appreciation of GBP 5%	(1,654)
GBP	Depreciation of GBP 5%	1,496

The Bank's high exposure in other currencies is primarily due to the CYP/EUR position which due to the entrance of Cyprus in the EURO zone does not exist from 1.1.2008.

i. Interest rate risk (Gap analysis)

Gap Analysis is performed in order to examine the interest rate risk of assets and liabilities. Assets and liabilities are allocated into time bands according to their repricing date for variable interest rate instruments, or according to their maturity date for fixed rate instruments.

Gap Analysis is presented in the table below:

	31.12.2007							
	Less than 1 month	**1 to 3 months**	**3 to 6 months**	**6 to 12 months**	**1 to 5 years**	**More than 5 years**	**Non-interest bearing**	**Total**
ASSETS								
Cash and balances with Central Banks	1,273,667						376,660	1,650,327
Due from banks	4,278,703	1,619,996	500,885	364,180	579,007	6,904		7,349,675
Securities held for trading	2,147	1,296	24,326	1,114	44,081	191,824		264,788
Derivative financial instruments	384,466							384,466
Loans and advances to customers	20,098,772	4,919,167	3,089,640	951,173	6,028,332	180,790		35,267,874
Investment Securities - Available-for-sale	3,021,988	955,633	1,775,414	116,317	101,335	260,718	68,972	6,300,377
Investments in subsidiaries, associates and joint ventures							1,626,100	1,626,100
Investment property							42,370	42,370
Property, plant and equipment							603,831	603,831
Goodwill and other intangible assets							55,836	55,836
Deferred tax assets							158,160	158,160
Other assets							280,626	280,626
Non-current assets held for sale							54,706	54,706
Total Assets	**29,059,743**	**7,496,092**	**5,390,265**	**1,432,784**	**6,752,755**	**640,236**	**3,267,261**	**54,039,136**
LIABILITIES								
Due to Banks	3,531,555	1,520,321	557,671	27,884	131			5,637,562
Derivatives financial instruments	383,129							383,129
Due to customers	19,384,594	1,986,757	802,867	337,192	823,478			23,334,888
Debt securities in issue and other borrowed funds	12,237,861	7,727,744	532,051	20,920	3,400			20,521,976
Liabilities for current income tax and other taxes							127,863	127,863
Deferred tax liabilities							82,960	82,960
Employee defined benefit obligations							3,733	3,733
Other liabilities							1,159,012	1,159,012
Provisions							47,796	47,796
Total Liabilities	**35,537,139**	**11,234,822**	**1,892,589**	**385,996**	**827,009**	**-**	**1,421,364**	**51,298,919**
EQUITY								
Share capital							1,602,809	1,602,809
Share premium					—		184,033	184,033
Reserves							333,892	333,892
Retained earnings							619,483	619,483
Treasury shares								
Total Equity							**2,740,217**	**2,740,217**
Total Liabilities and Equity	**35,537,139**	**11,234,822**	**1,892,589**	**385,996**	**827,009**	**-**	**4,161,581**	**54,039,136**
GAP	**(6,477,396)**	**(3,738,730)**	**3,497,676**	**1,046,788**	**5,925,746**	**640,236**	**(894,320)**	
CUMULATIVE GAP	**(6,477,396)**	**(10,216,126)**	**(6,718,450)**	**(5,671,662)**	**254,084**	**894,320**		

	31.12.2006							
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
ASSETS								
Cash and balances with Central Banks	1,109,930						367,745	1,477,675
Due from Banks	4,032,122	734,383	626,925	381,773	402,025	6,860		6,184,088
Securities held for trading	18,908	66,261	2,956	52,120	127,957	78,005		346,207
Derivative financial instruments	254,566							254,566
Loans and advances to customers	18,269,321	3,217,557	2,452,792	875,976	2,855,733	566,312		28,237,691
Investment Securities								
- Available-for-sale	3,038	147,032	850,356	499,335	5,374,804	489,053	98,770	7,462,388
Investments in subsidiaries, associates and joint ventures							1,593,550	1,593,550
Investment property							42,006	42,006
Property, plant and equipment							544,636	544,636
Goodwill and other intangible assets							42,104	42,104
Deferred tax assets							261,363	261,363
Other assets							229,825	229,825
Non-current assets held for sale							92,513	92,513
Total Assets	23,687,885	4,165,233	3,933,029	1,809,204	8,760,519	1,140,230	3,272,512	46,768,612
LIABILITIES								
Due to Banks	6,226,294	627,027	352,553	16,107	136			7,222,117
Derivatives financial instruments	226,223							226,223
Due to customers	18,276,461	682,260	371,685	272,860	2,640		766,637	20,372,543
Debt securities in issue and other borrowed funds	8,054,298	6,946,671	129,631	17,720				15,148,320
Liabilities for current income tax and other taxes							110,102	110,102
Deferred tax liabilities							137,901	137,901
Employee defined benefit obligations							513,311	513,311
Other liabilities							584,358	584,358
Provisions							17,901	17,901
Total Liabilities	32,783,276	8,255,958	853,869	306,687	2,776	-	2,130,210	44,332,776
EQUITY								
Share capital							1,591,286	1,591,286
Share premium							127,961	127,961
Reserves							207,853	207,853
Retained earnings							523,201	523,201
Treasury shares							(14,465)	(14,465)
Total Equity							2,435,836	2,435,836
Total Liabilities and Equity	32,783,276	8,255,958	853,869	306,687	2,776	-	4,566,046	46,768,612
GAP	(9,095,391)	(4,090,725)	3,079,160	1,502,517	8,757,743	1,140,230	(1,293,534)	
CUMULATIVE GAP	(9,095,391)	(13,186,116)	(10,106,956)	(8,604,439)	153,304	1,293,534		

Gap Analysis allows an immediate calculation of changes in net interest income and equity for available-for-sale securities upon application of alternative scenarios, such as changes in market interest rates or changes in the Bank's base interest rates.

Currency	Interest rate variation scenario (parallel fall or rise in yield curves)	Sensitivity for net interest income (annual)	Sensitivity of equity
EUR	+50 m.b.	16,514	(9,902)
	-50 m.b.	(16,703)	10,093
USD	+50 m.b.	(1,013)	(680)
	-50 m.b.	1,027	685
GBP	+50 m.b.	412	(14)
	-50 m.b.	(409)	14

39.3 Liquidity risk (liquidity gap analysis)

Liquidity risk refers to the Bank's ability to maintain sufficient funds to cover its obligations.

A substantial portion of the Bank's assets are funded with customer deposits and bonds issued by the Group. Funding comprises two categories:

a) Customer deposits for working capital purposes
Deposits for working capital purposes consist of savings accounts and sight deposits. Although these deposits may be withdrawn on demand, the number of the accounts and type of depositors ensure that unexpected fluctuations are limited and that these deposits constitute mostly a stable deposit base.

b) Customer deposits and bonds issued for investment purposes
Customer deposits and bonds issued for investment purposes concern customer term deposits, customer repurchase agreements (repos) and sale of bonds issued by the Group.

In accordance with Liquidity Gap Analysis, cash flows arising from all assets and liabilities are estimated and allocated into time bands, depending on when they occur, with the exception of securities held for trading and available-for-sale securities. In the case of such portfolios, which are considered liquid, they are allocated in the first period using relevant haircuts.

Liquidity Gap Analysis is given in the table below:

	31.12.2007					
	Less than 1 month	**1 to 3 months**	**3 to 6 months**	**6 to 12 months**	**More than 1 year**	**TOTAL**
ASSETS						
Cash and balances with Central Banks	1,650,327					1,650,327
Due from Banks	3,168,792	450,145	443,267	560,924	2,726,547	7,349,675
Securities held for trading						
- Bonds	251,549				13,239	264,788
Derivative financial instruments	384,466					384,466
Loans and advances to customers	806,986	2,554,329	3,423,359	5,499,579	22,983,621	35,267,874
Investment Securities						
- Bonds classified in available-for-sale	5,890,821				310,043	6,200,864
- Shares classified in available-for-sale	89,562				9,951	99,513
Investments in subsidiaries, associates and joint ventures					1,626,100	1,626,100
Investment property					42,370	42,370
Property, plant and equipment					603,831	603,831
Goodwill and other intangible assets					55,836	55,836
Deferred tax assets					158,160	158,160
Other assets	4,503		14,414	157,593	104,116	280,626
Non-current assets held for sale					54,706	54,706
Total Assets	12,247,006	3,004,474	3,881,040	6,218,096	28,688,520	54,039,136
LIABILITIES						
Due to banks	3,526,414	1,051,730	551,096	32,385	475,937	5,637,562
Derivative financial instruments	383,129					383,129
Due to customers	5,369,299	2,372,011	1,354,136	1,439,499	12,799,943	23,334,888
Debt securities in issue and other borrowed funds	457,103	42,707	12,576	698,538	19,311,052	20,521,976
Liabilities for current income tax and other taxes	19,599		101,880	6,384		127,863
Deferred tax liabilities					82,960	82,960
Employee defined benefit obligations					3,733	3,733
Other liabilities	983,091	53,830	33,521	64,493	24,077	1,159,012
Provisions					47,796	47,796
Total Liabilities	10,738,635	3,520,278	2,053,209	2,241,299	32,745,498	51,298,919
EQUITY						
Total Equity					2,740,217	2,740,217
Total Liabilities and Equity	10,738,635	3,520,278	2,053,209	2,241,299	35,485,715	54,039,136
Liquidity gap	1,508,371	(515,804)	1,827,831	3,976,797	(6,797,195)	

	31.12.2006					
	Less than 1 month	**1 to 3 months**	**3 to 6 months**	**6 to 12 months**	**More than 1 year**	**TOTAL**
ASSETS						
Cash and balances with Central Banks	1,477,675					1,477,675
Due from Banks	3,762,698	187,347	468,099	436,630	1,329,314	6,184,088
Securities held for trading						
- Bonds	328,897				17,310	346,207
Derivative financial instruments	254,566					254,566
Loans and advances to customers	932,488	2,319,399	2,963,318	4,157,766	17,864,720	28,237,691
Investment Securities						
- Bonds classified in available for sale	6,993,815				368,096	7,361,911
- Shares classified in available for sale	90,430				10,047	100,477
Investments in subsidiaries, associates and joint ventures					1,593,550	1,593,550
Investment property					42,006	42,006
Property, plant and equipment					544,636	544,636
Goodwill and other intangible assets					42,104	42,104
Deferred tax assets					261,363	261,363
Other assets	2,601		14,675	160,812	51,737	229,825
Non-current assets held for sale					92,513	92,513
Total Assets	**13,843,170**	**2,506,746**	**3,446,092**	**4,755,208**	**22,217,396**	**46,768,612**
LIABILITIES						
Due to banks	6,072,559	330,524	340,796	15,648	462,590	7,222,117
Derivative financial instruments	226,223					226,223
Due to customers	3,810,826	1,101,488	930,425	1,372,842	13,156,962	20,372,543
Debt securities in issue and other borrowed funds	18,977	519,045	403,537	120,345	14,086,416	15,148,320
Liabilities for current income tax and other taxes	14,547		95,555			110,102
Deferred tax liabilities					137,901	137,901
Employee defined benefit obligations					513,311	513,311
Other liabilities	391,214	34,705	43,229	65,488	49,722	584,358
Provisions					17,901	17,901
Total Liabilities	**10,534,346**	**1,985,762**	**1,813,542**	**1,574,323**	**28,424,803**	**44,332,776**
EQUITY						
Total Equity					**2,435,836**	**2,435,836**
Total Liabilities and Equity	**10,534,346**	**1,985,762**	**1,813,542**	**1,574,323**	**30,860,639**	**46,768,612**
Liquidity gap	**3,308,824**	**520,984**	**1,632,550**	**3,180,885**	**(8,643,243)**	

Cash flows arising from financial liabilities, including derivative financial liabilities, are allocated into time bands according to their remaining maturities. Estimated interest payments are also included. Liabilities in foreign currency have been translated into Euro. Regarding derivatives their outflows and inflows are estimated according to their contractual terms.

	31.12.2007						
		Nominal inflow/(outflow)					
	Total Balance Sheet	To 1 month	2 to 3 months	4 to 6 months	7 to 12 months	more than 1 year	TOTAL
Liabilities - non-derivative							
Due to Banks	5,637,562	(3,529,678)	(1,063,807)	(569,914)	(47,470)	(521,350)	(5,732,219)
Due to customers	23,334,888	(5,307,148)	(2,390,802)	(1,498,454)	(1,564,664)	(12,794,445)	(23,555,513)
Debt securities in issue and other borrowed funds	20,521,976	(484,301)	(213,314)	(218,814)	(1,063,621)	(23,435,353)	(25,415,403)
Other liabilities	1,159,012	(983,089)	(53,830)	(33,521)	(64,493)	(24,079)	(1,159,012)
Derivatives held for liabilities fair value hedge	103,670						
- Outflows		(2,618)	(14,647)	(6,575)	(19,459)	(811,865)	(855,164)
- Inflows		2,825	13,540	4,102	14,833	707,756	743,056
Derivatives held for assets fair value hedge	44,160						
- Outflows				(48,430)	(8,431)	(1,202,158)	(1,259,019)
- Inflows		7,810	5,839	13,598	27,061	1,158,024	1,212,332
Derivatives held for trading	235,299						
- Outflows		(1,952,215)	(220,187)	(258,722)	(134,078)	(865,372)	(3,430,574)
- Inflows		1,884,358	233,443	242,887	118,263	702,219	3,181,170
Total	51,036,567	(10,364,056)	(3,703,765)	(2,373,843)	(2,742,059)	(37,086,623)	(56,270,346)
Off Balance sheet items							
Unrecognized loans commitments		(531,063)					(531,063)
Financial guarantees		(57,532)	(32,597)	(12,626)	(14,166)	(75,203)	(192,124)
Total off Balance sheet items		(588,595)	(32,597)	(12,626)	(14,166)	(75,203)	(723,187)

	31.12.2006						
		Nominal inflow/(outflow)					
	Total Balance Sheet	To 1 month	2 to 3 months	4 to 6 months	7 to 12 months	more than 1 year	TOTAL
Liabilities - non-derivative							
Due to Banks	7,222,117	(6,063,028)	(340,464)	(357,585)	(359,322)	(166,667)	(7,287,066)
Due to customers	20,372,543	(3,829,071)	(1,079,468)	(1,004,839)	(1,468,135)	(13,083,223)	(20,464,736)
Debt securities in issue and other borrowed funds	15,148,320	(81,320)	(685,097)	(716,850)	(409,122)	(18,269,340)	(20,161,729)
Other liabilities	584,358	(391,214)	(34,705)	(43,229)	(65,488)	(49,722)	(584,358)
Derivatives held for liabilities fair value hedge	58,193						
- Outflows		(1,083)	(7,099)	(4,487)	(13,584)	(593,595)	(619,848)
- Inflows		694	3,022	2,856	6,333	433,103	446,008
Derivatives held for assets fair value hedge	1,263						
- Outflows				(1,769)	(3,999)	(47,177)	(52,945)
- Inflows		879	411	1,353	3,039	46,673	52,355
Derivatives held for trading	166,767						
- Outflows		(767,535)	(131,296)	(121,886)	(236,697)	(812,455)	(2,069,869)
- Inflows		751,734	146,879	115,793	197,986	690,405	1,902,797
Total	43,553,561	(10,379,944)	(2,127,817)	(2,130,643)	(2,348,989)	(31,851,998)	(48,839,391)
Off Balance sheet items							
Unrecognized loans commitments		(257,332)					(257,332)
Financial guarantees		(136,201)	(79,318)	(19,585)	(13,681)	(55,644)	(304,429)
Total off Balance sheet items		(393,533)	(79,318)	(19,585)	(13,681)	(55,644)	(561,761)

39.4 Fair value of financial assets and liabilities

The table below presents the carrying amounts and the fair values of financial assets and liabilities which are not carried at fair value in the financial statements. For the remaining financial assets and liabilities carried at amortized cost the fair values are not substantially different from carrying amounts.

The fair value of loans is estimated based on the interbank market yield curves adjusted with the credit spread of loans.

The fair value of deposits is estimated based on the interbank market yield curves deducted with customers spread depending on form of the deposit.

Both loans and deposits future cash flows are discounted based on their duration and the respective interest rates.

	31.12.2007	
	Carrying amount	Fair value
ASSETS		
Loans and advances to customers	35,267,874	35,318,333
LIABILITIES		
Due to customers	23,334,888	23,334,077

40. Capital management - Capital Adequacy

The policy of the Bank is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

The dividend policy is always examined in order to achieve the best balance between the higher return for the shareholder and the security affected by the sound capital position.

Share capital increases are performed through Shareholders General Meeting or Board of Directors decisions in accordance with articles of association or relevant laws.

Specifically, the Shareholders' General Meeting held on 6 June 2006 gave the authority to the Board of Directors for the period of four years to approve a share capital increase in accordance with Law 2190/1920 article 13.

The Bank is allowed to purchase treasury shares based on the terms and conditions of law.

The Bank uses all modern methods to manage capital adequacy. It has issued hybrid and subordinated debt which are included as regulatory own-funds. The cost of these securities is lower than share capital and adds value to the shareholders.

The Bank capital adequacy is monitored by the Bank of Greece which is reported to on a quarterly basis.

In accordance with Presidential Decision of the Bank of Greece the minimum capital adequacy ratios have been (Tier I and capital adequacy ratio) which must be adhered to established by the Bank.

The capital adequacy ratio is determined by comparing the Bank's regulatory own funds with the risks that the Bank undertakes (risk weighted assets). Own funds include Tier I capital (share capital, reserves), additional Tier I capital and Tier II capital (subordinated debt and fixed asset revaluation reserves). The risk-weighted assets arise from the credit risk of the investment portfolio and the market risk of the trading portfolio.

The current capital ratios (Tier I ratio and capital adequacy ratio) are much higher than the regulatory limits set by the Bank of Greece directive (4% and 8%, respectively) and the capital base is capable to support the business growth of the Bank in all areas for the next years.

	Millions of Euro	
	31.12.2007	**31.12.2006**
Risk-weighted Assets from Credit Risk	36,750	30,109
Risk-weighted Assets from Market Risk	740	641
Total Risk-weighted assets	37,490	30,750
Upper Tier I capital	2,473	2,352
Tier I capital	2,406	2,309
Total Tier I + Tier II capital	4,455	4,080
Upper Tier I ratio	6.6%	7.6%
Tier I ratio	6.4%	7.5%
Capital adequacy ratio Tier I + Tier II	— 11.9%	13.3%

41. Related-party transactions

A number of banking transactions are entered into with related parties in the normal course of business. These transactions are performed at arms length transaction terms and are approved by Bank's relevant committees.

a. The outstanding balances with members of the Board of Directors and their close family members are as follows:

	31.12.2007	**31.12.2006**
Loans	38,649	2,148
Deposits	43,123	29,761
Letters of guarantee	83	165

	From 1 January to	
	31.12.2007	**31.12.2006**
Interest and similar income	432	36
Interest and similar expense	1,131	749

b. The outstanding balances with subsidiaries and associates and the related results of these transactions are as follows:

I. Subsidiaries

	31.12.2007	31.12.2006
Assets		
Due from banks	4,114,320	1,787,315
Securities held for trading	8,075	48,089
Derivative financial instruments	2,003	113
Loans and advances to customers	1,527,856	1,299,575
Available-for-sale securities	3,368,618	290,816
Total	**9,020,872**	**3,425,908**
Liabilities		
Due to banks	1,574,301	1,183,878
Due to customers	101,128	466,666
Derivatives financial instruments	87	634
Debt securities in issue and other borrowed funds	20,521,976	15,148,320
Other liabilities	1,196	4,095
Total	**22,198,688**	**16,803,593**
Letters of guarantee and other guarantees	1,001,394	84,063

	From 1 January to	
Income	31.12.2007	31.12.2006
Interest and similar income	247,092	102,598
Dividend income	43,915	50,921
Fee and commission income	51,356	48,586
Other income	3,006	2,423
Total	**345,369**	**204,528**
Expenses		
Interest expenses and similar charges	923,556	489,609
Commission expense	1,374	1,708
General administrative expenses	13,169	20,008
Total	**938,099**	**511,325**

II. Associates

Assets	31.12.2007	31.12.2006
Loans and advances to customers	277	611
Total	**277**	**611**
Liabilities		
Due to customers	26	5
Total	**26**	**5**

	From 1 January to	
Income	31.12.2007	31.12.2006
Interest and similar income	33	89
Dividend income	9	155
Other income	-	578
Total	**42**	**822**
Expenses		
General administrative expenses	-	781
Total	**-**	**781**

c. The Board of Directors and Executive General Managers' fees recorded in the income statement of 2007 amounted to € 19,590 (31.12.2006: € 5,622).

42. Share options granted to employees

a) On 11 April 2000 the Shareholders' General Meeting approved a share option plan to be granted to the executive managers of the Bank and Group, which would be granted based on their performance. The total number of shares to be issued under the share option plan was set at 0.5% of the total shares in issue and the exercise price was set at the nominal value. If subsequent to the grant date, there is a change in either the nominal value of the shares or the number of shares in issue, the number of issued options is adjusted so that their fair value is not altered.
The exercise of the share options is three years after the grant date, and the Bank is not obliged to settle the options in cash.

b) On 24 May 2005 the Shareholders' General Meeting approved a new share option plan to be granted to the executive managers of the Bank and the Group. The duration of this plan is 5 years maturing in December 2009. The total number of shares to be issued under the share plan was set up to 1% of the total shares in issue and the exercise price will range from the nominal value up to 80% of the market price of the share.

c) The Second General Meeting of the Shareholders on 6 June 2006 approved the issuance of a new share option plan with a 5 year duration granted to the executive managers of the Bank and the Group. The new share option plan will differ from the current in the following:

   i. The maximum number of options to be issued under the new share option plan is set up at 5% of the total shares in issue.

   ii. The beneficiaries are executive members of the Board of Directors, executive managers and other key management personnel of the Bank and the related companies as defined in Law 2190/1920 article 42e paragraph 5.

   iii. The exercise price will equal to 90% of the average market price of Bank's share for December and the month preceding the Board of Directors' decision to grant the share options.

   iv. After one year from the granting of share options and thereafter every year and for the next two years the beneficiary can exercise up to 1/3 of the total share options entitled. Under certain conditions the options can be exercised during the following two years but not more than 5 years from the grant date.

Finally, it has been approved the modification of the current effective option plan in order the beneficiaries be eligible to participate in both plans.

d) The Board of Directors meetings held on 25 September 2007 and 27 November 2007 decided the exercise of all share options plans approved by the General Shareholders Meetings on 11 April 2000 and 9 April 2001 (2000-2004 plan), 24 May 2005 and 6 June 2006 (2005-2010 plan) and 6 June 2006 (2006-2010 plan).

   As a result the share capital of the Bank increased by € 11,523 with the issuance of 2,954,650 new shares of nominal value of € 3.90 and exercise price:

   i. equal to the nominal value of € 3.90 for the share options plans of 2000-2004 and 2005-2010 and

   ii. equal to € 20.61 for the share option plans of 2006-2010. The difference between the exercise price and nominal value amounting to € 30,595 is included in share premium.

The movement of the share options and their weighted average exercise price, after the adjustment following:

   i. The share capital increases approved by Ordinary Shareholders' General Meetings of 30 March 2004, 19 April 2005 and 18 April 2006

   ii. The share option exercise as at 1 December 2006

   iii. The remaining share options exercise during 2007 are as follows:

	2007		2006	
	Average exercise price per share	Share options remaining	Average exercise price per share	Share options remaining
1 January	3.90	903,824	5.00	523,222
Granted	18.95	2,037,310	3.90	521,027
Cancelled	20.61	(3,970)	3.90	(21,979)
Exercised	14,255	(2,954,650)	3.90	(336,950)
Adjusted	3.90	17,486	3.90	218,504
31 December			**3.90**	**903,824**

43. Acquisitions, disposals of subsidiaries and associates

a) On 5.3.2007 the Bank filed a tender offer for the acquisition of the remaining shares of its subsidiary Alpha Leasing A.E., which the Capital Market Committee approved on 8.3.2007. During April 2007, the Bank acquired 95,773 shares representing 0.24% of the paid in share capital and voting rights of the Company. Consequently, the number of Alpha Leasing shares and voting rights held by Alpha Bank amounts to 39,585,000, or 100%. At the same time, the Capital Market Committee approved on 17.5.2007 the delisting of Alpha Leasing shares from the Athens Stock Exchange following the Company's application.

b) On 13.3.2007 the process of the separation and transfer of the Rhodes Hotel sector from Bank's subsidiary Ionian Hotel Enterprises A.E. to Tourist Resorts A.E. was completed.

c) On 21.3.2007 the restaurant buffet sector of Tourist Resorts A.E. was transferred to the subsidiary Kafe Alpha A.E.

d) On 23.3.2007 the transaction for the sale of Bank's subsidiary Alpha Insurance A.E. from its subsidiary Alpha Group Investments A.E. to the French AXA, insurance company which is the leader of European insurance companies, was completed for € 255 million. At the same time, Alpha Bank and AXA have signed a long-term exclusive bancassurance agreement for the distribution of AXA insurance products through Alpha Bank's extensive branch network

e) On 29.3.2007 Alpha Immovables Bulgaria E.O.O.D was founded in Sofia with initial capital € 306 thousand by the Bank's subsidiary Alpha Astika Akinita A.E. The Company's main purpose is to provide real estate services.

f) On 30.4.2007 the Bank acquired 50% of Anadolu Alpha Gayrimenkul Ticaret Anonim Sirketi, a new founded company in Istanbul, participating together with Anadolu Group. The Company would be a vehicle for investments in Turkey.

Due to the rejection of the application by the Turkish regulatory authorities to acquire an ownership interest in companies Alternatifbank and Alternatiflease, Alpha Bank and the Anadolu Group have terminated, on a consensual basis, their business agreement.

g) On 14.6.2007 Ionian Supporting Services S.A. and Ionian Investments S.A. were established, of which the Bank has a 99% interest in both entities. The primary activity of Ionian Supporting Services S.A. is to provide support services to the Bank and the group entities, whereas Ionian Investments S.A. is involved in the acquisition and sale of securities. The share capital of each company amounts to € 60 thousand.

On 17.8.2007 the Bank participated proportionally in Ionian Supporting Services A.E. share capital increase at the total amount of € 500 thousand.

h) On 19.6.2007 the Bank acquired 100% of the shares of the Cypriot company Ionian Equity Participations Ltd. Company's share capital amounts to CYP 1,000.

i) On 19.6.2007 the Bank acquired 9,034,808 ordinary shares at a price of € 0.60 each by participating in AEGEK A.E., a listed construction company, share capital increase.

j) On 29.6.2007 the transfer of 100% of the shares of Alpha Private Investment Services A.E.P.E.Y., from Alpha Bank London Ltd to the Bank, was completed.

k) On 18.7.2007 the Bank sold its participation in Unisystems A.E. (ownership interest 9.67%).

l) On 18.9.2007 the Bank participated in ALC Novelle Investments Ltd share capital increase proportionally by € 20 thousand and on 28 December 2007 it has been contributed to the subsidiary company Ionian Equity Participations Ltd.

m) On 28.9.2007 the Bank participated in A.P.E. Commercial Property A.E. share capital increase proportionally by € 541 thousand.

n) On 27.11.2007 the subsidiary Ionian Investments A.E. was renamed to A.P.E. Investments Property S.A. On 29.11.2007 the Bank transferred 32.58% of A.P.E. Investment Property S.A. shares to third parties. No profit or loss resulted from the sale. Then on 21.12.2007 APE Investment Property S.A. acquired 90% of Astakos Terminal A.E. and 50% of Akarport A.E. for € 125 million.

o) On 28.11.2007 the Bank participated in Ionian Equity Participation Ltd share capital increase by € 17,490 thousand through the contribution of ALC Novelle Investments Ltd shares and venture capital units in which participates.

p) On 20.12.2007 Alphalife A.A.E.Z. insurance company was established, in which Alpha Bank has a 100% ownership interest. The purpose of the company is to provide insurance life and non life insurance contracts in Greece and abroad. Company's share capital amounts to € 6,000 thousand.

q) On 21.12.2007 the Bank increased of 100% subsidiary ALPHA Finance US Corporation share capital by € 1,047 thousand.

44. Events after the balance sheet date

There are no events after the balance sheet date which require disclosure in accordance with International Financial Reporting Standards (IFRS).

Athens, 26 February 2008

The Chairman of the Board of Directors	The Managing Director	The Executive Director	Group Financial Reporting Officer
Yannis S. Costopoulos I.D. No. X 661480	Demetrios P. Mantzounis I.D. No. I 166670	Marinos S. Yannopoulos I.D. No. N 308546	George N. Kontos I.D. No. AB 522299

The above financial statements, which consist of 77 pages, are the financial statements that we refer to in our auditor's report dated 26 February 2008.

Athens, 26 February 2008

KPMG Certified Auditors A.E.

Marios T. Kyriacou Certified Auditor Accountant AM SOEL 11121	Harry Sirounis Certified Auditor Accountant AM SOEL 19071

ALPHA BANK

GROUP FINANCIAL STATEMENTS
AS AT 31.12.2007

(In accordance with the International Financial Reporting Standards - I.F.R.S.)

ATHENS
FEBRUARY 26, 2008

TABLE OF CONTENTS

KPMG

Independent Auditors' Report

(Translated from the original in Greek)

To the Shareholders of ALPHA BANK A.E.

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of ALPHA BANK A.E. (the "Bank") which comprise the balance sheet as at 31 December 2007, and the income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and the fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as adopted by the European Union. This responsibility includes: designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Greek Auditing Standards, which are harmonized with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the Consolidated Financial Statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG

Opinion

In our opinion, the consolidated financial statements give a true and fair view, of the consolidated financial position of the Bank as of 31 December 2007, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards, as adopted by the European Union.

Report on Other Legal and Regulatory Requirements

The Board of Director's report is consistent with the Consolidated Financial Statements.

Athens, 26 February 2008

KPMG Certified Auditors AE

Marios T. Kyriacou
Certified Auditor Accountant
AM SOEL 11121

Harry Sirounis
Certified Auditor Accountant
AM SOEL 19071

Directors Report for the year 2007

During 2007 the growth of global economy continues to show a satisfactory increase despite the crisis, initiated by the American sub-prime mortage market during July 2007 which has continued up to the beginning of 2008. It is encouraging that Greek banking institutions are not exposed directly to products that are related to American market sub-prime mortage loans given to customers with high credit risk. That is attributed to the fact that Greek banking institutions have focused their efforts to expand their business activities within Greece, where the opportunities are still significant and within neighbouring countries of Southeastern Europe.

Southeastern Europe countries economic growth modules those of developing countries.

The main reasons of the continuing high growth rates are the attraction of capital from abroad, in the form of foreign investments and the fact that Romania and Bulgaria become members and will benefit from structural funds of the European Union.

During 2007, the Greek economy real growth rate remained high, at 4% and it still remains one of the faster growing economies of the European Union. In result to this growth the real convergence is coming along.

During 2007 there was significant progress on the structure reformations. Consequently, the supplementary pension issue of bank employees was resolved and the issues relating to the social security system in general is being addressed.

Therefore employees of the Bank who were insured in the supplementary pension fund (T.A.P.), in accordance with article 10 of Law 3620/07, joined the common pension fund of bank employees (E.T.A.T.) for their supplementary pension from 1.1.2008. The cost of joining E.T.A.T. amounted to EUR 543 million. This cost was determined on an economic study stipulated by Law 3371/2005. This amount shall be paid in 10 equal annual installments and it is included in Group's financial statements in accordance with International Financial Reporting Standards.

With respect to the credit system during 2007 new regulations were embodied in national law which support the transparency of information to investors and protect the capital base of banks.

The positive developments of the Greek banking system continued in 2007 with the expansion of banking services abroad and mainly in the Southeastern Europe, Turkey and Egypt.

The strong growth of the profitability, capital adequacy and the continuous improvement of risk management, contributed to the vigour of the Greek financial system.

The successful and profitable course of the Group continued in 2007 with an increase in net profit of 54%, which includes the tax on reserves based on legislation voted during January 2008 and the donations to forest fire victims.

The strong profitability confirms the robust growth of the Group and the adoption of its strategic expansion in South Eastern Europe.

Net interest income increased by 13% and amounts to EUR 1,605 million. Commissions increased by 16% from the Group's expansion in retail banking evidenced by the increase from loans and credit cards.

Income from financial transactions and other income amount to EUR 82.5 million and
EUR 85 million, respectively.

Operating expenses increased by 16% to Euro 1,025 million effected by the rapid expansion of our network in South Eastern Europe. In the region the organic growth in 2007 was significantly accelerated by 133 additional branches and new staff increase of 1,008 employees.

Despite the above, the cost control policy adopted by the Group managed to achieve the cost to income ratio of 45.8%.

The financial statements include the profit from the sale of 99.57% shares of Alpha Insurance A.E. to AXA. Alpha Bank and AXA have also signed a long-term exclusive bank assurance agreement for the distribution of AXA insurance products through the extensive branch network of the Bank.

As at 31.12.2007 the total assets of the Group amounted to EUR 54.7 billion, a 10.6% increase compared to 31.12.2006, whereas the capital adequacy remains at high levels of 12.5% and the core capital ratio of 9.6%.

Equity amounts to EUR 4.3 billion and share capital amounts to EUR 1.6 billion consisting of 410,976,652 ordinary shares with the nominal value of EUR 3.90 each. The increase in the number of shares, during 2007, is attributed to the exercise of 2,954,650 share options to the Group's personnel.

In addition, during 2007, the Bank purchased 13,674,907 treasury shares at a cost of EUR 329 million, based on the decision of the ordinary General Shareholders Meeting held on 3 April 2007. Furthermore, the Bank completed successfully the private placement of all its treasury shares which amounted to 14,476,626 shares at a cost of EUR 340 million.

The loans, before impairment, recorded a significant increase of 29.3% and amounted to EUR 49.2 billion. This increase is attributable to loans within Greece of 19.5% and to the spectacular increase of loans within Southeastern Europe of 88.0%.

The impairment reserve amounts to EUR 840,6 million, or 2% of the total loan portfolio, including write-offs of EUR 382.1 million.

The impairment charge as a percentage of the average loan portfolio stood at 60 bps at the end of 2007, mainly due to the improved business environment in Greece and Cyprus, and the significant progress in restructuring the credit evaluation and the debt collection procedures.

Customer deposits, including bonds issued by Alpha Bank available to customers have increased by 12%, and to EUR 34.7 billion.

The completion of annual funding program from international markets during 2007 together with the ability to attract retail deposits through our extensive network provides us with the required flexibility to achieve our demanding growth strategy for 2008 without any immediate need for funding from the international markets.

The results of 2007 confirm with the best way, our strong success on our Agenda 2010.

The main features of the new business plan, Agenda 2010 presented in London on 16 January 2008 are as follows:

- Net income in 2010 of at least Euro 1,400 million translated into an average increase of earnings per share of 23% for the period 2007-2010 against to 20% of Agenda 2010 and the achievement of return on equity 30% (versus 28%).
- Increased contribution of South Eastern Europe activities to Group earnings to 30% by 2010 (from 25%).
- Accelerated loan growth to produce risk weighted asset growth of 20%.
- A interim target of net income for 2009 of Euro 1,150 million.

It is noted that the achievement of current goals does not presuppose a share capital increase as it is supported by a strong capital adequacy base and the increase of Group's profitability.

By the end of 2010 Alpha Bank expects to achieve a total market share of more than 10% across Southestern Europe with leading positions in these markets. The strength of the Alpha Bank brand combined with our quality network deployment, trained and committed personnel, uniform branding, group product and marketing support and effective credit controls has led to enhanced efficiency levels in Alpha Bank's operations. As a result we are registering significant acceleration of our performance across all countries:

- In Cyprus we command already the number three position based on loans.
- In Romania, we are the fifth largest bank.
- In Serbia, we completed successfully the restructuring of the acquired Jubanka and are positioned for strong growth.
- In Bulgaria we have reached a 3% market share in less than two years.

Alpha Bank is geared for increased returns in its domestic retail franchise benefiting from its quality brand name and more than two and a half million high-end retail customers.

Initiatives already in place include an overhaul of our consumer finance offering and new products in our asset management division, including bancassurance products developed jointly with AXA. The Bank's strong mutual fund business uses tailor made delivery channels, including Alpha Prime which targets mass affluent customers and is expecting to selectively increase its branch network to 536 units by 2010, in order to take advantage of the Bank's expanding geographic coverage.

Alpha Bank is also the market leader in the Greek corporate banking sector and is aiming to achieve increased penetration of its corporate customer base and market share gains in medium-sized companies, where delivery capacity has been strengthened with the roll out of the business centre concept.

Based on net profit of the year and the achievement of the goals, the management of the Bank propose to the Annual General Shareholders Meeting a dividend of € 0.90 per share versus the € 0.75 per share for 2006, an increase of 20%.

Athens, 26 February 2008

THE CHAIRMAN
OF THE BOARD OF DIRECTORS
YANNIS S. COSTOPOULOS

Explanatory Directors' Report For The Year 2007
(In accordance with article 11a of Law 3371/2005)

1a. The share capital of the Bank is one billion six hundred and two million eight hundred and eight thousand nine hundred and forty two Euros and eighty cents (1,602,808,942.80) of stock and is divided into four hundred and ten million nine hundred and seventy six thousand six hundred and fifty two (410,976,652) shares of a par value of three Euros and ninety cents (3.90) each. All shares are listed for trading on the Athens Exchange. The shares of the Bank are registered and indivisible with voting rights and are issued in dematerialized form, in accordance with legal requirements.

1b. There are no restrictions by the Articles of Incorporation in the transfer of shares, with the exception of those provided by law.

1c. There are no important direct or indirect participations as per Law 3556/2007.

1d. There are no holders of shares which provide special control rights according to the Articles of Incorporation.

1e. There are no restrictions provided for in the Articles of Incorporation as to the right to vote and the deadlines of exercising the right to vote with the exception of those provided by law.

1f. There are no agreements among shareholders, which are known to the Bank and involve restrictions in the transfer of shares or restrictions to exercising voting rights.

1g. There are no rules for the appointment and replacement of members of the Board of Directors, and the amendment of the Articles of Incorporation which deviate from those stipulated in Codified Law 2190/1920.

1h. The Bank's share capital may be increased by resolution of the General Assembly of shareholders or of the Board of Directors, according to the Articles of Incorporation or by virtue of whatever regulations may be in force at the time. The Bank may acquire shares of its stock under the provisions of the law. The General Assembly, on the grounds of its resolution dated 6 June 2006, granted the Board of Directors, for a period of four (4) years, i.e. until the date of the regular termination of tenure of the current Board of Directors, with the authority to increase the Bank's share capital under the requirements of article 13 of Codified Law 2190/1920. In this event, under the requirements of article 13, paragraph 4 of Codified Law 2190/1920, the share capital may be increased up to the outstanding paid in share capital on the date the above authorization was granted. This authorization of the Board of Directors may be renewed, by resolution of the General Assembly, subject to the publicity requirements of article 7b of Codified Law 2190/1920, for a period that cannot exceed five years for each renewal, and shall enter in force upon the expiration of each five-year period.

In application of article 13, paragraph 9 of Codified Law 2190/1920 (as was then in force), the General Assembly of the Bank with its resolutions dated 24 May 2005, 6 June 2006 (as regards the stock option scheme for the years 2005-2010) and 6 June 2006 (as regards the stock option scheme for the years 2006-2010), instituted or amended and/or supplemented accordingly, the aforementioned stock option schemes for the purchase of Bank shares by executive members of the Board of Directors, managerial staff and employees of the Bank and its affiliated companies.

As a result of the exercise of stock options by 245 beneficiaries, during the period from 14 to 24 September 2007, the Board of Directors, in its meeting held on 25 September 2007, approved a share capital increase of Euro 10,788,901.50 by issuing 2,766,385 new common shares, of par value Euro 3.90 each, which represent an equal number of exercised stock options, for the subscription of which the beneficiaries paid the amount of Euro 3.90 and Euro 20.61 for 1,123,705 and 1,642,680 options respectively. On 25.9.2007, the Board of Directors confirmed the complete payment of the share capital increase amount, which now corresponds to Euro 1,602,074,709.30, divided in 410,788,387 common, registered shares of par value of Euro 3.90 each, the amount above par being credited to the appropriate accounts of the Bank. The aforementioned resolution was communicated to the Ministry of Development and registered in the Register of Societes Anonymes with its decision number K2-15004/11.10.2007.

As a result of the above and because of the exercise of stock options by 15 beneficiaries on a total of 16, during the period from 23 to 26 November 2007, the Board of Directors of the Bank, in its meeting held on 27 November 2007, approved a share capital increase of Euro 734,233.50 by issuing 188,265 new common shares, of par value Euro 3.90 each, which represent an equal number of exercised stock options, for the subscription of which the beneficiaries paid the amount of Euro 20.61 for 188,265 options. On 27.11.2007, the Board of Directors confirmed the complete payment of the share capital increase amount, which now corresponds to Euro 1,602,808,942.80, divided in 410,976,652 common, registered shares of par value of Euro 3.90 each, the amount above par being credited to the appropriate accounts of the Bank. The aforementioned resolution was communicated to the Ministry of Development and registered in the Register of Societes Anonymes with its decision number K2-17202/7.12.2007.

The Board of Directors, in its meeting held on 18 December 2007, adjusted accordingly the amount of the share capital, under the requirements of article 13, paragraph 13 of Codified Law 2190/1920, with the proviso that its resolution will be ratified by the forthcoming Annual Ordinary General Meeting.

The Ordinary General Meeting of the Shareholders of the Bank, held on 3 April 2007, approved a share buy-back plan up to 3% of the outstanding paid in share capital, at the minimum purchase price of Euro 3.90 and maximum purchase price of Euro 32.00 per share.

Based on the aforementioned resolution of the General Assembly, in the period of time from 2.5.2007 to 31.7.2007, the Bank purchased 1,378,254 own shares, i.e. 0.34% of the outstanding paid in share capital, with an average cost price of Euro 24.76 per share. On 1.8.2007, the Bank sold by way of a private placement 3,505,992 treasury shares, i.e. 0.86% of the Bank's outstanding paid in share capital.

Furthermore, in the period of time from 9.8.2007 to 18.12.2007, the Bank purchased 10,970,634 own shares, i.e. 2.67% of the outstanding paid in share capital, on a total price of Euro 265.96 million. On 20.12.2007, the Bank successfully sold by way of a private placement 10,970,634 treasury shares, i.e. 2.67% of its outstanding paid in share capital. On 31.12.2007, the Bank did not hold any own shares.

1i. There is no important agreement which the Bank has entered into and comes into effect, is amended or expires in case of change in the control of the Bank after a public offering.

1j. There is no agreement which the Bank has entered into with members of the Board of Directors or the staff, which provides for compensation in the case of resignation or dismissal without just cause or termination of tenure or employment because of a public offering, except as stipulated by law.

Athens, 26 February 2008

THE CHAIRMAN
OF THE BOARD OF DIRECTORS
YANNIS S. COSTOPOULOS

CONSOLIDATED INCOME STATEMENT

(Thousands of Euro)

	Note	From 1 January to 31.12.2007	31.12.2006
Interest and similar income	2	3,406,725	2,699,217
Interest expense and similar charges	2	(1,801,472)	(1,281,601)
Net interest income		1,605,253	1,417,616
Fee and commission income		507,651	434,093
Commission expense		(43,061)	(33,985)
Net fee and commission income	3	464,590	400,108
Dividend income	4	2,254	2,700
Gains less losses on financial transactions	5	82,542	55,496
Other income	6	81,432	66,655
		166,228	124,851
Total income		**2,236,071**	**1,942,575**
Staff costs	7	(526,935)	(476,085)
General administrative expenses	8	(416,253)	(345,292)
Depreciation and amortization expenses	20,21,22	(78,254)	(62,648)
Other expenses		(3,903)	(3,431)
Total expenses		**(1,025,345)**	**(887,456)**
Impairment losses and provisions for credit risk	9	(226,683)	(253,954)
Share of profit/(loss) of associates	19	1,220	(408)
Profit before tax		**985,263**	**800,757**
Income tax	10.1	(208,181)	(175,427)
		777,082	625,330
Tax on reserves	10.2	(6,384)	(73,902)
Profit after tax from continuing operations		**770,698**	**551,428**
Profit after income tax from discontinued operations	11	80,388	2,687
Profit after tax		**851,086**	**554,115**
Profits attributable to:			
Equity holders of the Bank		**850,035**	**551,987**
Minority interests		1,051	2,128
Earnings per share:	12		
From continuing and discontinued operations			
Basic earnings per share (€)		2.10	1.40
Diluted earnings per share (€)		2.09	1.40
From continuing operations			
Basic earnings per share (€)		1.90	1.40
Diluted earnings per share (€)		1.89	1.39

The attached notes (pages 16 to 92) form an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET

	Note	31.12.2007	31.12.2006
		(Thousands of Euro)	
ASSETS			
Cash and balances with Central Banks	13	3,263,612	2,675,702
Due from banks	14	3,509,696	4,636,712
Securities held for trading	15	266,047	305,991
Derivative financial assets	16	383,432	245,676
Loans and advances to customers	17	42,072,071	32,223,034
Investment securities			
-Available for sale	18	3,156,901	7,552,602
Investments in associates	19	5,320	4,091
Investment property	20	73,560	31,518
Property, plant and equipment	21	1,173,275	935,996
Goodwill and other intangible assets	22	134,497	117,138
Deferred tax assets	23	170,257	276,973
Other assets	24	385,676	309,840
		54,594,344	**49,315,273**
Non-current assets held for sale	25	89,945	484,387
Total Assets		**54,684,289**	**49,799,660**
LIABILITIES			
Due to banks	26	4,437,736	6,686,526
Derivative financial liabilities	16	384,139	224,576
Due to customers (including debt securities in issue)	27	34,665,158	31,014,694
Debt securities in issue held by institutional investors and other borrowed funds	28	9,189,297	6,348,467
Liabilities for current income tax and other taxes	29	158,797	129,077
Deferred tax liabilities	23	94,807	140,208
Employee defined benefit obligations	30	42,019	548,584
Other liabilities	31	1,323,554	675,003
Provisions	32	95,935	65,263
		50,391,442	45,832,398
Liabilities related to non-current-assets held for sale	25	1,583	353,595
Total Liabilities		**50,393,025**	**46,185,993**
EQUITY			
Equity attributable to equity holders of the Bank			
Share capital	33	1,602,809	1,591,286
Share premium	34	184,033	127,961
Reserves	35	445,662	351,697
Amounts recognized directly in equity relating to non-current assets held for sale	25	-	(2,576)
Retained earnings	36	1,138,195	686,018
Treasury shares	37	(188)	(14,653)
		3,370,511	**2,739,733**
Minority interest		**32,859**	**44,280**
Hybrid securities	38	**887,894**	**829,654**
Total Equity		**4,291,264**	**3,613,667**
Total Liabilities and Equity		**54,684,289**	**49,799,660**

The attached notes (pages 16 to 92) form an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Thousands of Euro)

	Note	Share capital	Share premium	Fair value reserve and other reserves	Retained earnings	Treasury shares	Total	Minority interest	Hybrid securities	Total equity
Balance 1.1.2006		1,456,018	125,685	324,297	506,985	(188,318)	2,224,669	53,069	844,946	3,122,684
Changes in equity for the period 1.1-31.12.2006										
Net change in fair value of available-for-sale securities				(48,776)			(48,776)			(48,776)
Net change in fair value available-for-sale securities transferred to income statement from sales				(6,665)			(6,665)			(6,665)
Exchange differences on translating foreign operations				31,909			31,909			31,909
Net income recognized directly in equity				(23,532)			(23,532)			(23,532)
Net income for the period after tax					551,987		551,987	2,128		554,115
Total				(23,532)	551,987		528,455	2,128		530,583
Share capital increase by capitalization of reserves and change of nominal value of share to € 3.90	33	133,954			(133,954)					
Change of ownership interests in subsidiaries					(513)		(513)	(9,492)		(10,005)
(Purchase)/sales of treasury shares and hybrid securities					96,598	173,663	270,261		(15,292)	254,969
Recognition of employee share options				5,158			5,158			5,158
Exercise of employee share options	34		2,276	(2,276)						
Share capital increase from the exercise of share options	33	1,314					1,314			1,314
Dividends distributed to equity holders of the Bank and minority interest					(237,556)		(237,556)	(1,425)		(238,981)
Dividends paid to hybrid securities holders					(51,006)		(51,006)			(51,006)
Reserves appropriation				45,474	(45,474)					
Other					(1,049)		(1,049)			(1,049)
Balance 31.12.2006		1,591,286	127,961	349,121	686,018	(14,653)	2,739,733	44,280	829,654	3,613,667

The attached no notes (pages 16 to 92) form an integral part of these financial statements.

	Note	Share capital	Share premium	Fair value reserve and other reserves	Retained earnings	Treasury shares	Total	Minority interest	Hybrid securities	Total equity
Balance 1.1.2007		**1,591,286**	**127,961**	**349,121**	**686,018**	**(14,653)**	**2,739,733**	**44,280**	**829,654**	**3,613,667**
Changes in equity for the period 1.1-31.12.2007										
Net change in fair value of available-for-sale securities				(38,613)			(38,613)			(38,613)
Net change in fair value available-for-sale securities transferred to income statement from sales				123,054			123,054			123,054
Exchange differences on translating foreign operations				68			68			68
Net income recognized directly in equity				84,509			84,509			84,509
Net income for the period after tax					850,035		850,035	1,051		851,086
Total				**84,509**	**850,035**		**934,544**	**1,051**		**935,595**
Purchases, sales and change of participating interests in subsidiaries					(3,613)		(3,613)	(11,395)		(15,008)
(Purchase)/sales of treasury shares and hybrid securities	37,38				(18,197)	14,465	(3,732)		58,240	54,508
Recognition of employee share options				19,487			19,487			19,487
Exercise of employee share options	34.35		25,477	(25,477)						
Issue of new shares due to share options exercise	33.34.45	11,523	30,595				42,118			42,118
Dividends distributed to equity holders of the Bank and minority interest	36				(304,421)		(304,421)	(1,077)		(305,498)
Dividends paid to hybrid securities holders					(52,996)		(52,996)			(52,996)
Transfer of reserves				(36,827)	36,827					
Reserves appropriation				54,849	(54,849)					
Other					(609)		(609)			(609)
Balance 31.12.2007		**1,602,809**	**184,033**	**445,662**	**1,138,195**	**(188)**	**3,370,511**	**32,859**	**887,894**	**4,291,264**

The attached notes (pages 16 to 92) form an integral part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

(Thousands of Euro)

	Note	From 1 January to 31.12.2007	31.12.2006
Cash flows from operating activities			
Profit before tax from continuing operations		985,263	800,757
Adjustments for:			
Depreciation of property, plant and equipment	20,21	54,509	43,543
Amortization of intangible assets	22	23,745	19,105
Impairment losses from loans and provisions		237,398	264,332
Other adjustments		19,487	5,157
(Gains)/losses from investing activities		15,323	(28,489)
(Gains)/losses from financing activities		53,487	89,552
Share of (profit)/loss of associates	19	(1,220)	408
		1,387,992	**1,194,365**
Net (increase)/decrease in assets relating to operating activities:			
Due from banks		(240,602)	(1,426,869)
Securities held for trading and derivative financial assets		(97,812)	(290,032)
Loans and advances to customers		(10,050,212)	(5,209,213)
Other assets		(13,071)	(86,348)
Net increase/(decrease) in liabilities relating to operating activities			
Due to banks		(2,307,395)	(1,442,073)
Derivative financial liabilities		159,563	84,340
Due to customers		6,216,867	6,512,073
Other Liabilities		(33,841)	(77,045)
Net cash flows from operating activities before taxes		**(4,978,511)**	**(740,802)**
Income taxes and other taxes paid		(126,471)	(202,328)
Net cash flows from continuing operating activities		**(5,104,982)**	**(943,130)**
Cash flows from investing activities			
Acquisitions of subsidiaries and associates		(22,387)	(11,376)
Proceeds from sale of investments in subsidiaries and associates		20	13,167
Dividends received	4	2,254	2,700
Purchase of property, plant and equipment		(183,060)	(118,648)
Disposal of property, plant and equipment		21,637	13,168
Net (increase)/decrease in investment securities		4,451,770	(14,569)
Net cash flows from continuing investing activities		**4,270,234**	**(115,558)**
Cash flows from financing activities			
Exercise of share options		42,118	1,314
Dividends paid		(303,531)	(236,371)
(Purchase)/sale of treasury shares		11,466	266,267
Proceeds from the issue of loans		677,038	13,658
Repayment of loans		(526,956)	(40,056)
Proceeds from the issue of hybrid securities		43,042	-
Purchase of hybrid securities		-	(19,286)
Dividends paid to hybrid securities holders		(52,996)	(51,006)
Net cash flows from continuing financing activities		**(109,819)**	**(65,480)**
Effect of exchange rate fluctuations on cash and cash equivalents		67	31,909
Net increase/(decrease) in cash and cash equivalents from continuing operations		**(944,500)**	**(1,092,259)**
Net cash flows from discontinued operating activities		-	762
Net cash flows from discontinued investing activities		160,700	1,514
Net cash flows from discontinued financing activities		-	-
Net increase/(decrease) in cash and cash equivalents from discontinued activities		**160,700**	**2,276**
Cash and cash equivalents at beginning of the year	13	**4,575,831**	**5,665,814**
Cash and cash equivalents at end of the year	13	**3,792,031**	**4,575,831**

The attached notes (pages 16 to 92) form an integral part of these financial statements.

NOTES TO THE GROUP FINANCIAL STATEMENTS

General Information

The Alpha Bank Group, which includes companies in Greece and abroad, offers services such as:

- Banking
- Corporate and retail banking
- Financial services
- Investment banking and brokerage services
- Insurance services
- Real estate management
- Hotel activities

The parent company of the Group is ALPHA BANK A.E. which operates under the brand name of ALPHA BANK. Its registered office is 40 Stadiou Street, Athens and it is listed as a societe anonyme, with register number 6066/06/B/86/05. The Bank's duration is until 2100 which can be extended by a decision of the Shareholders in General Meeting.

In accordance with article 4 of the articles of association, the Bank's purpose is to provide general banking services in Greece and abroad.

The term of the Board of Directors, elected by the Shareholders' General Meeting on April 19, 2005 ends in 2010. The Board of Directors, after the changes approved by the Board meeting held on 27 February 2007 (resignation of the non-executive member Mr. Takis Athanasopoulos, who was replaced by Mr. Evangelos Kaloussis) as at 31 December 2007 consist of:

CHAIRMAN (Executive Member)

Yannis S. Costopoulos

VICE CHAIRMAN (Non Executive Member)

Minas G. Tanes***

EXECUTIVE MEMBERS

MANAGING DIRECTOR

Demetrios P. Mantzounis

EXECUTIVE DIRECTORS AND GENERAL MANAGERS

Marinos S. Yannopoulos (CFO)***

Spyros N. Filaretos

Artemis Ch. Theodoridis

NON-EXECUTIVE MEMBERS

George E. Agouridis *

Sophia G. Eleftheroudaki

Paul G. Karakostas*

Nicholaos I. Manessis **

NON-EXECUTIVE INDEPENDENT MEMBERS

Pavlos A. Apostolides **

Thanos M. Veremis

Evangelos I. Kaloussis */***(On 3 April 2007 elected from non-executive member to a non-executive independent member by the Shareholders' Meeting)

Ioannis K. Lyras **

SECRETARY

Hector P. Verykios

* Member of the Audit Committee
** Member of the Remuneration Committee
*** Member of the Risk Management Committee

The certified auditors of the semi-annual and year end financial statements are:

Principal Auditors:	Marios T. Kyriacou Harry Sirounis
Substitute Auditors: of KPMG Certified Auditors A.E.	Nick Ch. Tsiboukas

The Bank's shares are listed on the Athens Stock Exchange since 1925.

As at 31 December 2007 Alpha Bank was ranked fifth, in terms of market capitalization. Since February 2004 the Bank has been included in the FTSE Eurofirst 300 Index, an index which consists of the 300 largest European companies. Additionally, the Bank is included in a series of other indices, such as S&P Europe 350, FTSE Med 100, MSCI Europe, DJ Euro Stoxx and FTSE4 Good.

Apart from the Greek listing, the shares of the Bank are listed in the London Stock Exchange in the form of international certificates (GDR's) and they are traded over the counter in New York (ADR's).

As at 31 December 2007 the Bank has 410,976,652 shares in issue.

The Bank's growth and consistent dividend policy has attracted local and foreign investors. This has increased the shares' liquidity which for the year ended 31 December 2007 amounted to an average of 1,307,691 shares per day.

Finally, the credit rating of the Bank remains at a high level (Standard & Poor's: A-, Moody's: A1, Fitch Ratings: A-) and reflects the dynamics of its operations and the positive outlook with respect to its share price.

The financial statements have been approved by the Board of Directors on 26 February 2008.

Accounting policies applied

1.1 Basis of presentation

These consolidated financial statements relate to the fiscal year 1 January 2007 to 31 December 2007 and they have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union in accordance with Regulation 1606/2002 of the European Parliament and the Council of the European Union on 19 July 2002.

The financial statements are prepared on the historical cost basis except for the following assets and liabilities which are measured at fair value:

- Securities held for trading
- Derivative financial instruments
- Available-for-sale securities

The financial statements are presented in Euro, rounded to the nearest thousand unless otherwise indicated.

The estimates and judgments applied in preparing the financial statements are based on historical information and assumptions which at present are considered appropriate.

The estimates and assumptions are reviewed on an ongoing basis to take into account current conditions, and the effect of any revisions are recognized in the period in which the estimate is revised.

The accounting policies, applied by the Group in the financial statements as at 31 December 2007, are the same as those applied in the financial statements for the year ended 31 December 2006 after taking into account amendments to the standards, and interpretations issued by the International Accounting Standards Board (IASB) and adopted by the European Union which are effective for annual periods beginning on or after 1.1.2007:

- International Financial Reporting Standard (IFRS) 7 *«Financial Instruments: Disclosures» (Regulation 108/2006)*

IFRS 7 and the amendments to other Standards resulted in significant changes relating to the disclosure requirements of financial instruments, which are included in financial statements of 31.12.2007.

- Amendment to IAS 1 *«Presentation of Financial Statements – Capital Disclosure»*

This amendment requires additional disclosures for the management of the Group's capital and quantitative disclosures included in the financial statements of 31.12.2007.

- Interpretation 7 *«Applying the restatement Approach Under IAS 29 Financial Reporting in Hyper Inflationary Economies (Regulation 708/2006)*

The adoption of this interpretation had no effect on the financial statements as the Group has no operations in hyper inflationary economies.

- Interpretations 8 and 9 *«Scope of IFRS 2» and «Reassessment of embedded derivatives» (Regulation 1329/2006)*

The adoption of these interpretations had no impact on the Group's financial statements.

- Interpretation 10 *«Interim Financial Reporting and Impairment» (Regulation 610/2007)*

With the adoption of this interpretation an entity can not reverse an impairment loss recognized in an interim period relating to goodwill or an investment in either an equity instrument or a financial asset carried at cost.

The adoption of this interpretation did not have an impact on Group's financial statements.

Apart from the above Standards and Interpretations, the European Union adopted the following standards and interpretations, which are effective for annual periods beginning after 1.1.2007 and have not been early adopted by the Group.

- Interpretation 11 - *"IFRS 2 – Group and Treasury Share Transactions"*

Effective for annual periods beginning on or after 1.3.2007 (Rule 611/1.6.2007)

The adoption of this Interpretation will not have a substantial impact on the Group's financial statements.

- International Financial Reporting Standard 8 *«Operating segments»*

Effective for annual periods on or after 1.1.2009.(Rule 1358/21.11.2007)

This standard replaces IAS 14 «Segment reporting».

Its adoption by the European Union and by the Group will have a significant impact on the Group's disclosures relating to operating segments.

In addition, the International Accounting Standards Board (IASB) has issued the following standards and interpretations which have not yet been adopted by the European Union and have not yet been implemented by the Group.

- Amendment of International Accounting Standard 23 *«Borrowing costs »*

Effective for annual periods on or after 1.1.2009

On 29 March 2007, the Board issued the revised IAS 23, which removed the option of immediately recognizing as an expense all borrowing costs that relate to assets that have a substantial period of time to be ready for use or sale. Such borrowing costs are capitalized as part of the cost of the asset.

Its adoption will not have a substantial impact on Group's financial statements.

- Amendment of International Accounting Standard (IAS) 1 *«Presentation of financial statements».Effective for annual periods on or after 1.1.2009.*

On 6 September 2007, the Board published the revised version of IAS 1. The most significant changes are the following:

i. Introduction of a statement of comprehensive income. This statement includes the profit or loss of the period and all non-owner changes in equity. Entities may present a separate income statement, but all non-owner changes in equity must be presented in an additional statement.

ii. The statement of changes in equity, will include transactions between the entity and the equity holders.

iii. In the instances where a new accounting standard is retrospectively implemented or items are restated, the comparative figures must include the opening and closing balance sheet of the prior year.

The adoption of this Standard by the European Union and the Group will affect the presentation of financial statements.

- *Amendment of International Accounting Standard 27 «Consolidated and Separate Financial Statements» and International Financial Reporting Standard 3 «Business combinations» – Effective for business combinations where the acquisition date relates, to annual periods beginning on or after 1.7.2009.*

The main changes from the amended standards issued on 10 January 2008, are summarized as follows:

i) In circumstances where changes in ownership interests have as result an entity to obtain control or to lose control of another entity, the value of the investment prior to the change or the remaining value, should be measured at fair value with changes recognized in profit and loss account.

ii) Upon initial recognition non-controlling interest might be measured at fair value. In addition non-controlling interest should absorb the total losses incurred attributable to their interest.

iii) Any contingent consideration is recognized as a liability and measured at fair value.

iv) Costs incurred by the acquirer are not included in the cost of a business combination but are expensed.

Finally, changes in a parent's ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

The Group has already adopted the above accounting policy (relevant note 1.2).

- Amendment of International Financial Reporting Standard 2 *"Share based payments" – Effective for annual periods beginning on or from 1.1.2009.*

This amendment issued on 17 January 2008 clarifies that the vesting conditions are distinguished to:

I. Service conditions which are further distinguished to:
   - vesting conditions that require to complete a specified period of service
   - conditions that require performance targets

II. Conditions that are not connected to service.

In addition,rules for measuring the grant date fair value of the share-based payments for each for the above categories are clarified, together with the accounting treatment in the cases that a failure to meet the conditions is arisen.

The adoption of this amendment by the European Union and the Group has not expected to have a substantial impact on the financial statements.

- Amendment of International Accounting Standard 32 «Financial instruments: Presentation» - and International Accounting Standard 1 «Presentation of financial statements» Effective for annual periods beginning on 1.1.2009

With the implementation of the above amendment, issued on 14 February 2008, financial instruments that otherwise meet the definition of financial liability, but also contain the right for the holder to put them back to the issuer, under specific conditions, are classified as equity of the issuer. This amendment requires additional disclosures on the financial statements.

The Group is examining whether there will be an impact from the adoption of the above amendment in the financial statements.

- Interpretation 12 «Service concession arrangements» Effective for annual periods on or after 1.1.2008

- Interpretation 13 «Customer loyalty programs» Effective for annual periods on or after 1.7.2008

- Interpretation 14 «IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction» Effective for annual periods on or after 1.1.2008

The Group is examining whether there will be an impact from the adoption of the above Interpretations in the financial statements.

1.2 Basis of consolidation

The consolidated financial statements include the parent company Alpha Bank, its subsidiaries, associates and joint ventures.

a. Subsidiaries

Subsidiaries are entities controlled, directly or indirectly, by the Bank. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. When the cost of acquisition exceeds the fair value of the Group's share of the identifiable net assets acquired the excess is recorded as goodwill, which is tested for impairment annually. If the cost of acquisition is less than the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

When the Group's interest in a subsidiary increases as a result of an acquisition, the difference between the consideration paid and the share of net assets acquired is recognized directly to retained earnings.

Sales of ownership interests in subsidiaries that do not result in a loss of control for the Group, is considered as a transaction between equity parties and the gain or loss arising from the sale is recognized directly to retained earnings.

Special purpose entities are consolidated when the substance of the relationship between the Bank and the entity indicates that the entity is controlled by the Bank.

Accounting principles of subsidiaries have been adjusted where necessary to ensure consistency with the policies of the Group.

b. Associates

Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding, directly or indirectly, of between 20% and 50% of the voting rights.

Investments in associates are accounted for by the equity method of accounting.

The Group's share of the associates post-acquisition profits or losses is recognized separately in the income statement.

Accounting principles of associates have been adjusted where necessary to ensure consistency with the policies of the Group.

c. Joint ventures

According to IAS 31, «joint ventures are those entities over whose activities, the Group has joint control, established by contractual agreement whereby two or more parties undertake an economic activity».

The consolidated financial statements include the Group's share of the joint venture under the proportionate consolidation method.

Inter company transactions are eliminated unless the transaction provides evidence of impairment of the asset transferred and it is recognized in the consolidated balance sheet.

Details of the entities and the Group's ownership interest of subsidiaries and joint ventures is provided in note 40, and for associates in note 19.

1.3 Segment reporting

The Group after considering the present management and reporting structure, and that the majority of its income arises from activities in Greece decided that:

a. the primary reporting format are the following business segments:
   - Retail
   - Corporate
   - Asset Management and Insurance
   - Investment Banking and Treasury
   - South Eastern Europe
   - Other

b. the geographical segments are the secondary reporting format:
   - Greece
   - Other Countries

Detailed information relating to business and geographical segments is presented in note 41.

1.4 Transactions in foreign currency and translation of foreign operations

a. Transactions in foreign currency translations

The consolidated financial statements are presented in Euro, which is the functional currency and the currency of the country of incorporation of the parent company Alpha Bank. Items included in the financial statements of the subsidiaries are measured using the currency of the country of incorporation or the currency of the primary economic environment in which the company operates or the currency used for the majority of transactions held.

Transactions in foreign currencies are translated to the functional currency of each subsidiary at the closing exchange rate at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the functional currency at the closing exchange rate at that date. Foreign exchange differences arising on translation are recognized in the income statement.

Non-monetary assets and liabilities are recognized at the exchange rate ruling at initial recognition, except for those non-monetary items denominated in foreign currencies that are stated at fair value. The exchange differences relating to these items are part of the change in fair value and they are recognized in the income statement or recorded directly in equity depending on the classification of the non-monetary item.

b. Translation of foreign operations

The results and financial position of all group entities that have a functional currency that is different from the presentation currency of Group financial statements are translated into the presentation currency as follows:

(i) Assets and liabilities for each balance sheet presented are translated to Euro at the closing rate applicable on the balance sheet date. The comparative figures presented are translated to Euro at the closing rates at the respective date of the comparative balance sheet.

(ii) Income and expense items for each income statement are translated to Euro at average exchange rates applicable for each period presented.

The resulting exchange difference from the retranslation and those arising from other monetary items designated as a part of the net investment in the entity are recorded in equity. When a foreign subsidiary is sold, the exchange differences are recognized in the income statement as part of the gain or loss on sale.

1.5 Cash and cash equivalents

For the purposes of the consolidated cash flow statement, cash and cash equivalents consists of:

a. Cash on hand.
b. Non-restricted placements with Central Banks.
c. Short-term balances due from banks.

Short-term balances due from banks are amounts that mature within three months after the date of the consolidated financial statements.

1.6 Classification and measurement of financial assets

The Group classifies its financial assets in the following categories:

- Loans and receivables.
- Held–to-maturity investments.
- Financial assets at fair value through profit or loss.
- Available-for-sale financial assets.

For each of the above classifications the following is applicable:

a) Loans and receivables

Included in this category are:

i. Direct loans to customers
ii. Amounts paid for a portion or total acquisition of bonds issued by customers
iii. All receivables from customers, banks etc.

Loans and receivables are carried at amortized cost.

b) Held–to-maturity

Held–to-maturity investments are financial assets that the Group has the positive intention and ability to hold to maturity.
This category is carried at amortized cost.
The Group has not included any financial assets in this category.

c) Financial assets at fair value through profit or loss.

Financial assets included in this category are those:

i. That are acquired principally for the purpose of selling in the near term in order to exploit short term market fluctuations (trading portfolio). The Group has included in this category fixed rate Government bonds and treasury bills, except for certain specific issues and a limited number of shares and corporate loans.
ii. The Group, at initial recognition, designates these financial assets at fair value and recognize changes in the fair value in the income statement.

This classification is used when:

- Management monitors and manages the financial instruments on a fair value basis in accordance with a documented risk management or investment strategy.
- Eliminates an accounting mismatch that would otherwise arise from measuring financial assets and liabilities on a different basis (i.e. amortized cost) in relation to another financial asset or liability (i.e. derivatives which are measured at fair value through the profit or loss).
- The financial instrument contains an embedded derivative that significantly modifies the cash flows or the separation of this derivative is not prohibited.

The Group, at initial recognition, does not designate financial assets at fair value through profit or loss.

d) *Available-for-sale*

Available-for-sale financial assets are investments that have not been classified in any of the previous categories.

The Group has included in this category:

i. Variable interest rate bonds
ii. Certain issues of fixed rate Government bonds and fixed rate bonds of other issuers
iii. Shares
iv. Mutual fund units

This category is measured at fair value. Changes in fair value are recognized directly in equity until the financial asset is derecognized or impaired at which time the cumulative gain or loss previously recognized in equity is transferred to profit or loss. The financial assets included in this category are reviewed at each balance sheet date to determine whether there is any indication of impairment. When a subsequent event causes the amount of impairment loss on an available-for-sale debt security to decrease, the impairment loss is reversed through profit or loss. An impairment loss is reversed through the profit or loss if it can be related objectively to an event occurring after the impairment loss was recognized. However, the impairment losses for equity securities and mutual fund units are not reversed.

The measurement principles noted above are not applicable when a specific financial asset is the hedged item in a hedging relationship, in which case the principles set out in note 1.7 are followed.

1.7 Derivative financial instruments and hedge accounting

Derivatives are financial instruments that upon inception have a minimal or zero value and subsequently change in accordance with a particular underlying instrument (foreign exchange, interest rate, index or other variable).

All derivatives are recognized as assets when their fair value is positive, and as liabilities when their fair value is negative.

Derivatives are entered into for either hedging or trading purposes and they are measured at fair value irrespective of the purpose for which they have been transacted. In the cases were certain derivatives embedded in other financial instruments, such as bonds, loans, deposits, borrowed funds etc are not carried at fair value through profit or loss then they are accounted for as separate derivatives when the derivative is not closely related to the host contract. These embedded derivatives are measured at fair value and are recognized as derivative assets or liabilities.

In the cases where derivatives embedded in financial instruments that have been designated at fair value through profit or loss, the changes in fair value of the derivatives are included in the fair value change of the combined instrument and recognized in gains less losses on financial transactions.

The Bank's activities involve the use of derivatives as a means of exercising asset-liability management within the guidelines established by the Asset-Liability Committee (ALCO).

In addition the Group uses derivatives for trading purposes to exploit short-term market fluctuations, within the Group risk level set by the Asset-Liability Committee (ALCO). Valuation differences arising from these derivatives are recognized in gains less losses on financial transactions.

When the Group uses derivatives for hedging purposes it ensures that appropriate documentation exists on inception of the transaction, and that the effectiveness of the hedge is monitored on an ongoing basis and the above are repeated at each balance sheet date.

We emphasize the following:

a. Synthetic Swaps

The parent company Alpha Bank, in order to increase the return on deposits to selected customers, uses synthetic swaps.

This involves the conversion of a Euro deposit to JPY with a simultaneous forward purchase of JPY to cover the foreign exchange exposure.

The result arising from the forward foreign exchange is recognized as interest expense, foreign exchange differences and other gains less losses on financial transactions.

b. FX Swaps

These types of swaps are entered into primarily to hedge the exposures arising from customer loans and deposits.

As there is no documentation to support hedge accounting they are accounted for as trading instruments.

The result arising from these derivatives is recognized as interest, foreign exchange differences, in order to match with the interest element resulting from the deposits and loans, and other gains less losses on financial transactions.

Hedge accounting

Hedge accounting establishes the valuation rules to offset on the gain or loss in the fair value of a hedging instrument and a hedged item which would not have been possible if the normal measurement principles were applied.

Documentation of the hedge relationship upon inception and of the effectiveness of the hedge on a on-going basis are the basic requirements for the adoption of hedge accounting.

The hedge relationship is documented upon inception and the hedge effectiveness test is carried out upon inception and it is repeated at each reporting date.

(a) Fair value hedge

A fair value hedge of a financial instrument offsets the change in the fair value of the hedged item in respect of the risks being hedged.

Changes in the fair value of both the hedging instrument and the hedged item in respect of the specific risk being hedged are recognized in the income statement.

When the hedge relationship no longer exists, the hedged items are remeasured based on their classification and valuation principles as analyzed in notes 1.6 and 1.16.

Specifically any adjustment, up to the point that the hedge relationship ceases to be effective, to a hedged item for which the effective interest method is used, is amortized to interest income or expense based on a recalculated effective interest rate of the item, over its remaining life.

The Group uses interest rate swaps (IRS's) to hedge risks relating to borrowings, bonds, loans and fixed rate term deposits. In addition the Bank uses foreign exchange derivatives to hedge foreign exchange risks arising from investments in subsidiaries.

(b) Cash flow hedge

A cash flow hedge changes the cash flows of a financial instrument from a variable rate to a fixed rate.

The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, whereas the ineffective portion is recognized in profit or loss. The accounting treatment of the hedged item does not change.

There were no instances that would require cash flow hedge accounting.

(c) Hedges of net investment in a foreign operation

The Group uses foreign exchange derivatives or borrowing to hedge foreign exchange risks arising from investment in foreign operations.

Hedge accounting of net investment in foreign operation is similar to cash flow hedge accounting. The accounting for hedge of a net investment in a foreign operation is similar to cash flow hedge accounting. In cases where the hedge relationship no longer exists the cumulative gain or loss recognized in equity is reversed and recognized in profit or loss, at the time the disposal of the foreign operation takes place.

The Group hedges the net investment risk in its subsidiaries through the use of the fx swaps and interbank loans in the functional currency of the subsidiaries.

1.8 Property, plant and equipment

This caption includes: land, buildings (owned and leased) for use by the branches or for administrative purposes, additions and improvements of leased fixed assets and equipment. Cost includes expenditures that are directed attributable to the acquisition of the asset. Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses.

Subsequent expenditure is recognized in carrying amount of the item when it increases future economic benefit. Expenditure on repairs and maintenance is recognized in profit or loss as an expense as incurred.

Depreciation is charged on a straight line basis over the estimated useful lives of property, plant and equipment.

The estimated useful lives are as follows:

- Buildings: 20 to 33 years.
- Additions to leased fixed assets and improvements: duration of the lease.
- Equipment and vehicles: 4 to 20 years.

Land is not depreciated.

The right to use of land for indefinite period that is held by Alpha Real Estate D.O.O. Belgrade, a subsidiary of the Group, is recorded as land and is not depreciated. The residual value of property and equipment and their useful lives are periodically reviewed and adjusted if necessary at each reporting date.

Property plant and equipment are reviewed at each reporting date to determine whether there is an indication of impairment and if they are impaired the carrying amount is adjusted to its recoverable amount with the difference recorded in profit or loss.

Gains and losses from the sale of property and equipment are recognized in profit or loss.

1.9 Investment property

The Group includes in this category buildings or a portion of buildings together with the respective portion of the land that is held to earn rental income.

Investment property initially is measured at cost which includes all expenditures directly attributable to the acquisition.

Subsequent to initial recognition investment property is measured at cost less accumulated depreciation and impairment losses.

Subsequent expenditure is recognized in the carrying amount of the item when it increases future economic benefits.

All costs for repairs and maintenance are recognized in profit or loss as incurred.

The estimated useful lives over which depreciation is calculated using the straight line method, are the same as those applied to property, plant and equipment.

1.10 Goodwill and other intangible assets

- *Goodwill*

  Goodwill represents the difference between the cost of an acquisition and the fair value of the net identifiable assets acquired.

  Goodwill arising from acquisitions after 1/1/2004 is recorded to "Goodwill and other intangible assets". Goodwill on acquisitions of associates is included in "Investment in associates".

  At the end of each fiscal year recognized goodwill is tested for impairment.

  Negative goodwill is recognized in profit or loss.

- *Other intangible assets*

  The Group has included in this caption:

  a) Intangible assets (deposit base, relationships with customers and brand name) which were recognized from the acquisition of the Serbian Bank Jubanka A.D. Beograd (currently Alpha Bank Srbija A.D.) in accordance with IFRS 3.

The intangible assets are carried at cost less accumulated amortization. The amortization is charged over the estimated useful life of each asset which is as follows:

- Deposit base and customer relationships: 6 years
- Brand name: 2 years

Specifically, brand name's full amortization, recorded during January 2007, incurred at the same time the subsidiary changed its brand name from Jubanka A.D. Beograd to Alpha Bank Srbija A.D., at the end of 2006.

b) Software is carried at cost less amortization. Amortization is charged over the estimated useful life, which the Group has defined from three to four years. Expenditure incurred to maintain software programs is recognized in the profit or loss.

c) Brand names and banking rights which are carried at cost less accumulated amortization. Amortization is charged over the estimated useful life, which the Group has estimated at 5 years.

Intangible assets are measured at cost less accumulated amortization, excluding those with indefinite useful life, which are not amortized.

All intangible assets are subject to an impairment test.

For intangible assets no residual value is estimated.

1.11 Leases

The Group enters into leases either as a lessee or as a lessor.

When the risks and rewards incident to ownership of an asset are transferred to the lessee they are classified as finance leases. All other lease agreements are classified as operating leases.

The accounting treatment followed depends on the classification of the lease, which is as follows:

a) When the Group is the lessor

i. Finance leases:

For finance leases where the Group is the lessor the aggregate amount of lease payments is recognized as loans and advances.

The difference between the present value (net investment) of lease payments, and the aggregate amount of lease payments, is recognized as unearned finance income and is deducted from loans and advances.

The lease rentals received decrease the aggregate amount of lease payments and finance income is recognized on an accrual basis.

The finance lease loans are subject to the same impairment testing as applied to customer loans and advances as described in note 1.13.

ii Operating leases:

When the Group is a lessor of assets under operating leases, the leased asset is recognized and depreciation is charged over its estimated useful life. Income arising from the leased asset is recognized as other income on an accrual basis.

b) When the Group is the lessee

I. Finance leases:

For finance leases, where the Group is the lessee, the leased asset is recognized as property, plant and equipment and a respective liability is recognized in other liabilities. At the commencement of the lease the leased asset and liability are recognized at amounts equal to the fair value of leased property or, if lower, the present value of the minimum lease payments.

The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease or if this is not available the Group's borrowing rate for similar financing.

Subsequent to initial recognition leased assets are depreciated over their useful lives unless the duration of the lease is less than the useful life of the leased asset and the Group is not expected to obtain ownership by the end of the lease, in which case the asset is depreciated over the term of the lease.

The lease payments are apportioned between the finance charge and the reduction of the outstanding liability.

ii. Operating leases:

For operating leases, the Group as a lessee does not recognize the leased asset but charges in general administrative expenses, the lease payments on an accrual basis.

1.12 Insurance activities

a) Insurance reserves

The insurance reserves are the current estimates of future cash flows arising from insurance life and non-life contracts.
The reserves consist of:

i. Mathematical reserves

The insurance reserves for the term life contracts (e.g. term, comprehension, investment) are calculated on actuarial principles using the present value of future liabilities less the present value of premiums to be received. The calculations are based on technical assumptions (mortality tables, interest rates) in accordance with the respective supervisory authorities on the date the contract was signed.
If the carrying amount of the insurance reserves is inadequate, the entire deficiency is provided for.

ii. Unearned premiums reserves

Represent part of net premiums earned which cover proportionally the period from the balance sheet date to the termination of the period the net premium covers.

iii. Outstanding claims reserves

Concern liabilities on claims occurred and reported but not yet paid at the balance sheet date. These claims are determined on a case-by-case basis based on existing information (loss adjustors' reports, doctors reports, court decisions etc) at the balance sheet date. Provisions are also determined for claims incurred but not reported at the balance sheet date (IBNR), the calculation of these provisions is based on the estimated average cost of claim.

iv. Reserves for investments held on behalf and at risk of life insurance policy holders
These reserves are accounted for as assets and liabilities at the current value of the associated investments.

b) Revenue recognition

Revenue from life and non-life insurance contracts is recognized when it becomes payable.

c) Reinsurance

The reinsurance premiums ceded and the respective ceded portion of the insurance reserves follow the terms of the relevant reinsurance agreements.

d) Distinction of insurance products

In accordance with IFRS 4 contracts that do not transfer significant insurance risk are characterized as investment and/or service contracts, and their accounting treatment is covered by IAS 32 and IAS 39 for financial instruments, and IAS 18 for revenue.

Based on the above the following were separated from insurance services:

i. The individual unit-linked contracts with zero insured capital.

ii. Group pension fund contracts under unit-linked management.

iii. Group contract services provided for which the Group acts as intermediate (e.g.motor assistance and accident care).

e) Liability adequacy test

In accordance with IFRS 4 an insurer shall assess at each reporting date whether its recognized insurance reserves are adequate less deferred acquisition costs to cover the risk arising from the insurance contracts.

If that assessment shows that the carrying amount of its insurance reserves is inadequate, the entire deficiency is recognized in profit or loss.

The methodology applied for life insurance was based on current estimates of all future cash flows from insurance contracts and of related handling costs. These estimates were based on assumptions representing current market conditions and regarding mortality, cancellations, future changes and allocation of administrative expenses, medical inflation relating to medical changes and the discount rate. The guaranteed return included in certain insurance contracts has also been taken into account in estimating cash flows.

For the liability adequacy test of claims reserves, the triangulation method (chain-ladder/link ratio) was used which is based on the assumption that the proportional relation occurred in past years between the amounts of cumulative claims (paid and outstanding) will be repeated in the future. Data of the last five years were used for the calculation of the relevant test.

1.13 Impairment losses on loans and advances

The Group assess as at each balance sheet date, whether there is evidence of impairment in accordance with the general principles and methodology set out in IAS 39 and the relevant implementation guidance.

Specifically, the steps performed are the following:

a. *Establishment of events that provide objective evidence that a loan is impaired (trigger events).*

The loans and advances with payment of interest or principal overdue by more than 90 days represents the majority of the loans which were tested for impairment.

In addition an impairment test may be performed for accounts with delays less than 90 days, or accounts with no delay when:

i. procedures for forced recovery have been initiated;

ii. the Group has information that indicates that the financial position of the borrower is deteriorating (reduced sales, gross margins, profit etc.) or other events (bankruptcy filing, extra-ordinary events such as floods, fire, etc at the installations of the borrower) which occurred after the date of initial recognition and which are considered to affect the ability of the borrower to adhere to the agreed repayment schedule.

Finally, an impairment test is performed on loans and advances granted to sectors of the economy or geographical regions which are experiencing problems that arose after the date of initial recognition of the loans.

b. *The criteria for assessment on an individual or collective basis.*

The outstanding balance is the basic factor in determining whether the assessment of impairment will be performed on an individual basis or on a collective basis.

In determining the amount for each entity of the Group numerous factors were considered such as the composition of the loan portfolio, the specific circumstances of the market and experience obtained from the management of the portfolio.

More specifically for the Group's parent company Alpha Bank the separation point is the amount of € 1 million.

c. *Establishment of groups of assets with similar risk characteristics*

In those instances whereby based on the amount outstanding the assessment of impairment was performed on a collective basis of assets with similar risk characteristics, with respect to credit risk, the collective groups were determined as follows:

i. the borrowers' industry (construction, tourism etc.) for commercial loans.

ii. the type of loan (consumer, credit cards, mortgage etc.) for retail loans.

Based on detailed internal data the above groups are either expanded or combined in the event that this is justified from the historical data.

d. *Methodology in determining future cash flows from impaired loans*

The Group has accumulated a significant amount of historical data of the last five years, which includes the loss given default for loans after the completion of forced recovery, or other measures taken to secure collection of loans, including the realization of collaterals.
On the basis of this data the amount of the impairment is determined on both an individual and collective basis taking into account the time value of money.

The cash flows are discounted at the loans' original effective interest rate.

e. *Interest income recognition*

Interest income on impaired loans is recognized based on the carrying value of the loan net of impairment at the original effective interest rate.

f. *Impairment recognition*

Impaired loans are usually written-off, with the exception of a small number of accounts with large outstandings were an allowance account is established.

g. *Recoveries*

If in a subsequent period after the recognition of the impairment loss, events occur which require impairment loss to be reduced, or there has been a collection of amounts from loans and advances previously written-off, the recoveries are recognized in profit or loss.

1.14 Deferred taxation

Deferred taxation is the tax that will be paid, or for which relief will be obtained in future periods resulting from the different period that certain items are recognized for financial reporting purpose and for taxation purposes.

Deferred tax is provided for temporary differences between the tax base of assets and liabilities and their respective carrying amounts in the financial statements.

Deferred tax assets and liabilities are measured at the tax rate that is expected to apply to the temporary difference when it reverses, based on the tax rate (and laws) enacted at the balance sheet date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax is recognized in profit or loss together with current tax except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

1.15 Non-current assets held for sale and related liabilities

Non-current assets or disposal group comprise assets and liabilities that are expected to be recovered primarily through sale and therefore they are classified as held-for-sale.

These items consist of:

- Assets acquired through the enforcement of security over customer loans and advances.
- Items related to the company Tourist Resorts A.E. for which as at 15.1.2008 an agreement was reached for the transfer of 100% shares held by another subsidiary Ionian Hotel Enterprises A.E.
- Items related to Alpha Insurance A.E., where the Group transferred its total shares at 23.3.2007 to the insurance company AXA (only for fiscal year 2006.)

Before their classification as held for sale, the assets are remeasured in accordance with the respective accounting policy. Thereafter they are measured at the lower of their carrying amount and fair value less cost of sale.

Any losses arising from the above measurement is recorded in the profit or loss. The above losses which can be reversed in the future, are allocated to assets in the disposal group that are within the scope of the measurement requirements of the Standard. The impairment losses on a disposal group first are allocated to goodwill and then to remaining assets and liabilities on a pro-rata basis.

Property in this category is not depreciated, however, reviews for impairment at each reporting date is performed.

Gains or losses from the sale of these assets are recognized in the income statement.

1.16 Financial liabilities

The Group for measurement purposes classifies financial liabilities in the following categories:

a) Financial liabilities measured at fair value through profit or loss

i. This category includes financial liabilities held for trading:
   - when the financial liability is acquired or repurchased in the short term to take advantage of short-term market fluctuations;
   - they are derivatives which are not used for hedging purposes.

ii. In addition in this category the Group includes financial liabilities which are designated at initial recognition, as at fair value through profit or loss in accordance to the principles set in note 1.6 (point c(ii)).

The Group has included in the category of financial liabilities held for trading and derivatives which are not used for hedging purposes.

Liabilities arising from both the derivatives held for trading and the derivatives which are used for hedging purposes, are presented in " derivative financial liabilities" and measurement principles are set out in note 1.7.

At present no financial liabilities have been designated, at initial recognition, as at fair value through profit or loss.

b) Financial liabilities carried at amortized cost.

The liabilities which are classified in this category are measured at amortized cost using the effective interest method.

Liabilities to credit institutions and customers, debt securities in issue and other loan liabilities are classified in this category.

If financial liabilities included in this category are the hedged item in a hedge relationship the accounting principles applied are those set out in note 1.7.

1.17 Employee benefits

The Group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement which is dependent, among others, on years of service and salary on date of retirement and it is guaranteed by the Group.

A defined contribution plan is where the Group pays fixed contributions into a separate entity, and the Group has no legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all employees the benefits relating to employee service in current or prior years.

The liability recognized in consolidated balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets together with adjustments for unrecognized actuarial gains or losses and past service costs.

The result of the above method may be negative namely asset. The recognized asset is limited to the net total of:

a. of any unrecognized actuarial losses and past services costs and

b. the present value of any future refunds of Bank's plan or reductions in future contributions to Bank's plan.

The defined benefit obligation is calculated annually based on actuarial valuation performed by independent actuaries using the projected unit credit method.

The present value of the defined benefit is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Cumulative actuarial gains and losses arising from experience adjustments and changes, and actuarial assumption variations to the extent that they exceed 10 per cent of the greater of the accrued obligation or the fair value of plan assets are amortized over the period equal to the average remaining working lives of the employees.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In the second case, the past service costs are amortized on a straight line basis over the vesting period.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans, to insurance companies and other funds on a mandatory or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense on an accrual basis. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

1.18 Share options granted to employees

The Group rewards the performance of its executives and managers by granting share options. The number of granted share options, the price and the exercise date are decided from the Board of Directors in accordance to Shareholders' Meeting approvals.

The fair value calculated at grant date, is recognized over the period from the grant date and exercise date and recorded as an expense in payroll and related costs with an increase of a reserve in equity respectively. The amount paid by the beneficiaries of share options upon the exercise date increases the share capital of the Group and the reserve in equity from previously recognized fair value of the exercised options is transferred to share premium.

1.19 Provisions

A provision is recognized if as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation.

Provisions are determined by discounting the expected future cash flows. The discount rate applied reflects current market assessments of the time value of money required to settle the obligation. Cash payments are recorded to provisions to the extent that they relate to the specific provision. At each reporting period provisions are re-assessed.

Provisions are not recognized for future operating losses.

Future events that may affect the amount required to settle the obligation, for which a provision has been recognized, are taken into account when sufficient objective evidence exists that they will occur.

Reimbursements from third parties relating to a portion of or all of the estimated cash outflow are recognized as assets, only when it is virtually certain that they will be received. The expense recognized in the profit or loss relating to the provision may be presented net of the amount of the reimbursement.

1.20 Sale and repurchase agreements

The Group enters into purchases of securities under agreements to resell at a certain date in the future at a fixed price. Securities purchased subject to commitments to resell them at future dates are not recognized.

The amounts paid are recognized in loans and advances to either banks or customers. The difference between the purchase price and the resale price is recognized as interest on an accrual basis.

Securities that are sold under agreements to repurchase continue to be recognized in the consolidated balance sheet and are measured in accordance with accounting policy of the category that they have been classified and are presented as investments.

The proceeds from the sale of the securities are reported as liabilities to either banks or customers. The difference between the sales price and the repurchase price is recognized on an accrual basis as interest.

Securities borrowed under securities borrowing agreements are not recognized except when they have been sold to third parties whereby the gain on the sale is recognized in the income statement and the liability to deliver the security is recognized at fair value.

1.21 Equity

Incremental costs of share capital increase
Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Share premium
The difference between the nominal value of the shares issued and their market value, in cases of the exchange of shares as consideration for the acquisition of a business by the companies of the Group is recorded as share premium.

This also includes the difference between the nominal value of the shares and the cost consideration received in the case of a share capital increase.

Treasury shares
The cost of acquiring treasury shares is recognized as a reduction of equity. Subsequent gains or losses from the sale of treasury shares, after deducting all direct costs and taxes, is recognized directly in retained earnings.

Retained Earnings
Dividends are deducted from retained earnings is recorded as a liability in the period that the dividend is approved by the Shareholders in general meeting.

1.22 Interest income and expense

Interest income and expense is recognized in the income statement for all instruments measured at amortized cost.

The recognition of interest income and expense is performed on the accrual basis using the effective interest rate method.
The effective interest rate method is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or the next repricing date, in order the present value of the future cash flows to be equal to the carrying amount of the financial instrument including fees or transaction costs.

Interest on financial assets that are impaired is determined on the balance after the impairment provision using the effective interest rate.

Interest income and expense is also calculated for interest bearing financial instruments that are measured at fair value.

1.23 Fee and commission income

Fee and commission income are recognized on a accrual basis when the relevant service has been provided.

Transaction revenues relating to the recognition of a financial instrument which measured at amortized cost, such as loans and advances, are capitalized and recognized in the income statement using the effective interest method.

1.24 Discontinued operations

A discontinued operation is a component of the Group that either has been disposed of, or it has been classified as held for sale and represents:

- a major line of Group's business; or
- a geographical area of operations; or
- a subsidiary acquired exclusively with a view to resale.

The assets and liabilities of discontinued operation are presented separately from other assets and liabilities in balance sheet and are not offset.

Any cumulative income or expense recognized directly in equity relating to a discontinued operation are presented separately (as a separate line in equity).

The post tax profit or loss from discontinued operations and any losses recognized on the measurement to fair value less costs to sell of the disposal group are presented in a separate line in the face of the income statement after net profit from continuing operations.

The comparative financial statements are restated only for the income statement and the cash flow statement.

The Group has classified its subsidiary Alpha Insurance A.E. representing significant line of Asset Management/Insurance business segment as a discontinued operation based on the signed agreement of sale to the insurance company AXA, reached on February 2008.

1.25 Comparatives

To the extent considered necessary the comparatives have been adjusted to facilitate changes in presentation of the current year amounts.

Income statement

2. Net interest income

Interest and similar income	From 1 January to 31.12.2007	31.12.2006
Due from banks	286,634	116,538
Loans and advances to customers	2,615,855	2,005,808
Securities held for trading	10,035	12,661
Available-for-sale securities	170,030	248,462
Derivative financial instruments	313,538	304,833
Other	10,633	10,915
Total	**3,406,725**	**2,699,217**

Interest expense and similar charges		
Due to banks	(151,580)	(186,537)
Due to customers	(563,045)	(357,421)
Debt securities in issue and other borrowed funds	(684,800)	(352,583)
Derivative financial instruments	(310,625)	(300,505)
Other	(91,422)	(84,555)
Total	**(1,801,472)**	**(1,281,601)**
Net interest income	**1,605,253**	**1,417,616**

3. Net fee and commission income

	From 1 January to 31.12.2007	31.12.2006
Loans	70,140	62,344
Letters of guarantee	36,821	37,530
Imports-Exports	17,071	18,841
Credit cards	54,537	48,130
Fund transfers	89,214	86,101
Mutual funds	70,204	65,155
Advisory fees and securities transaction fees	4,175	4,106
Other	122,428	77,901
Total	**464,590**	**400,108**

4. Dividend income

	From 1 January to 31.12.2007	31.12.2006
Available-for-sale securities	2,254	2,700
Total	**2,254**	**2,700**

5. Gains less losses on financial transactions

	From 1 January to	
	31.12.2007	31.12.2006
Foreign exchange differences	46,732	32,528
Securities held for trading		
- Bonds	(1,676)	(7,742)
- Shares	4,414	11,115
Available-for-sale securities		
- Bonds	(38,245)	(11,385)
- Shares	2,044	36,106
- Other securities	13,129	(581)
Derivative financial instruments	33,424	36,097
Valuation of financial instruments due to fair value hedges	21,066	(42,106)
Other financial instruments	1,654	1,464
	82,542	**55,496**

6. Other income

	From 1 January to	
	31.12.2007	31.12.2006
Insurance activities	2,669	946
Hotel activities	47,607	46,733
Operating lease income	5,773	4,267
Sale of property, plant and equipment	8,019	3,471
Other	17,364	11,238
Total	**81,432**	**66,655**

Income from insurance activities is analyzed as follows:

	From 1 January to	
	31.12.2007	31.12.2006
Non-life Insurance		
Premiums and other related income	12,911	12,592
Less:		
Reinsurance premiums ceded	(3,385)	(2,825)
Commissions	(873)	(1,184)
Claims from policyholders	(6,395)	(9,864)
Reinsurers' participation	109	3,491
Net income from non-life insurance	**2,367**	**2,210**
Life Insurance		
Premiums and other related income	9,365	7,535
Less:		
Reinsurance premiums ceded	(906)	(1,107)
Commissions	(1,147)	(693)
Claims from policyholders	(7,325)	(7,462)
Reinsurers' participation	315	463
Net income from life insurance	**302**	**(1,264)**
Total	**2,669**	**946**

7. Staff costs

	From 1 January to	
	31.12.2007	31.12.2006
Wages and salaries	387,535	319,601
Social Security contributions	81,380	83,449
Defined benefit plan expense (note 30)	16,539	51,506
Other	41,481	21,529
Total	**526,935**	**476,085**

As at 31.12.2007 staff costs include € 19,487 (31.12.2006: € 5,158) that relate to the cost of share options granted to employees as determined on the grant date.

The total employees of the Group as at 31.12.2007 were 12,907 (31.12.2006: 12,069) of which 7,846 (31.12.2006: 8,017) are employed in Greece and 5,061 (31.12.2006: 4,052) are employed abroad.

Defined contribution plans

All the employees of the Group in Greece receive their main pension from the Social Insurance Fund (IKA). Specifically for the Bank's employees the following apply:

a) The supplementary pension plan for employees of the former Ionian and Popular Bank of Greece is TAPILTAT, a multi-employer plan. The Bank has obtained legal opinions that indicate that it has no obligation if the fund does not have sufficient assets to pay employee benefits. Therefore the Bank considers that the fund is a defined contribution plan and it is accounted for as such.

b) All employees of the Bank receive medical benefits from the Employee Medical Insurance Fund of Credit Bank, of Geniki Bank, of American Express and other. This plan has been accounted for as a defined contribution plan.

Defined benefit plans

An analysis of liabilities arising from defined benefits plans are set out in note 30.

8. General administrative expenses

	From 1 January to	
	31.12.2007	31.12.2006
Rent of buildings	36,416	29,232
Rent and maintenance of EDP equipment	22,124	21,524
EDP expenses	39,314	37,607
Marketing and advertisement expenses	43,736	35,095
Telecommunications and postage	30,822	25,930
Third party fees	42,243	35,485
Consultants fees	8,981	11,124
Contribution to Deposit Guarantee Fund	12,697	12,936
Insurance fees	11,219	5,853
Consumables	9,834	6,980
Electricity	8,837	7,822
Agency fees	4,713	6,382
Donation to forest fire victims	24,600	-
Taxes (V.A.T. tax of real estate property etc.)	41,968	37,008
Other	78,749	72,314
Total	**416,253**	**345,292**

9. Impairment losses and provisions for credit risk

	From 1 January to	
	31.12.2007	31.12.2006
Impairment losses on loans and advances to customers	206,232	244,631
Impairment losses on due from banks	(14)	(13)
Provisions to cover credit risk relating to off balance sheet items	30,983	14,946
Recoveries	(10,518)	(5,610)
Total	**226,683**	**253,954**

10.1 Income tax

In accordance with Greek tax law the profits of entities in Greece are taxed at a rate of 29% for 2006 and 25% for 2007 and thereafter.

In addition, in accordance with article 9 of Law 2992/2002, as amended by Law 3259/2004, the tax rate for entities that have concluded mergers by 31.12.2005 is reduced by 10% and 5%. This reduced rate is applicable on the profits declared for the first and second fiscal year after the completion of the merger respectively, on the condition that the entities were not related from 1.1.1997 up to 20.3.2002. For entities that were related up to 31.12.1996 the reduction of the tax rate is 5% for each year.

Based on the above, the 2006 profit of the Bank was taxed at the rate of 24% due to the merger with Delta Singular A.E.P., a listed company completed on 8.4.2005. The Bank was not related with Delta Singular A.E.P. before 1.1.1997.
It should be noted that, as all profits have been taxed, the distribution of dividends to shareholders are free of tax.

The income tax expense is analyzed as follows:

	From 1 January to	
	31.12.2007	31.12.2006
Current tax	149,713	129,892
Additional tax arising from tax audit	-	10,771
Deferred tax	58,468	34,764
Total income tax	**208,181**	**175,427**

The increased income tax in 2007 is due to the increase in the tax rate from 24% to 25% (due to the abolition of the benefits of law 2992/2002, as described above) and the lower non taxable income.

Deferred tax recognized in the income statement is attributable to the following temporary differences:

	From 1 January to	
	31.12.2007	31.12.2006
Depreciation and fixed asset write-offs	7,882	10,343
Valuation of loans	(6,844)	(13,455)
Suspension of interest accruals	29,108	23,927
Loans impairment	27,301	(2,354)
Employee defined benefit obligations	15,454	313
Valuation of derivatives	(3,595)	8,518
Effective interest rate	5,364	2,031
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedges	9,886	3,046
Valuation of bonds	1,838	-
Carry forward of unused tax losses	516	402
Other temporary differences	(28,442)	1,993
Total	**58,468**	**34,764**

Reconciliation of effective and current tax rate

		From 1 January to		
		31.12.2007		31.12.2006
Profit before tax		985,263		800,757
Income tax	22.06%*	217,315	23.66%*	189,466
Increase/(decrease) due to:				
Additional tax on rental income of fixed assets	(0.06%)	(552)	0.05%	404
Non taxable income	(2.32%)	(22,856)	(4.02%)	(32,179)
Non deductible expenses	1.00%	9,804	1.16%	9,257
Part of profit relating to non taxable income	0.07%	670	(0.87%)	(6,980)
Part of profit relating to distributable income	(0.03%)	(295)	0.74%	5,891
Effect of tax rates used for current and deferred tax			0.15%	1,184
Other temporary differences	0.42%	4,136	(0.29%)	(2,238)
Usage of tax losses	(0.01%)	(41)	(0.02%)	(149)
Additional tax from tax audit			1.35%	10,771
Income tax	**21.13%**	**208,181**	**21.91%**	**175,427**

* The effective current income tax rate is 22.06% for 2007 and 23.66% for 2006, and it represents the weighted average of nominal tax rate based on the nominal income tax rate and the profit before tax of each Group's subsidiaries.

10.2 Tax on reserves

a) In accordance with Greek tax law, entities may form tax free reserves from either profits that are not subject to tax (for example gains from the sale of securities) or from income subject to taxation at the source and where the payment of the tax extinguishes the legal entity's tax liability, but not of its shareholders (for example interest from Greek Government bonds, profits from the sale of non-listed shares). The tax free reserves were subject to taxation if distributed or capitalized at the tax rate applicable at the time of distribution or capitalization.

In accordance with article 10 of Law 3513/2006 these reserves, formed until 31.12.2005 by banks established in Greece and by branches of foreign banks operating in Greece, were subject to taxation. The tax rate was 15% on profits that were not subject to tax and 10% on profits that were previously subject to tax at the source.

In 2006 the total tax on these reserves for the Bank amounted to € 73,902. The payment of the above tax extinguishes the Bank's liability as well as that of its shareholders. Therefore these reserves can be distributed or capitalized without any further payment of tax.

b) In accordance with article 26 of Law 3634/2008, the profits of banks, for tax which has been deferred until the profits are distributed and which are recorded to a specific reserve, are subject to taxation at the current tax rate (25%). The above law is applicable for profits generated from fiscal year 2007 and thereafter.

The tax for such reserves for the Bank amounts to € 6,384 and will be paid on September 2008 with a specific return. The payment of the above tax extinguishes the Bank's liability as well as that of its shareholders and these reserves can be distributed or capitalized without any further tax payment.

11 Profit after income tax from discontinued operations

On 23 March 2007, the sale of 99.57% shares of the subsidiary Alpha Insurance A.E. to AXA, an insurance company which is the worldwide leader in financial protection was completed.

Alpha Bank and AXA have also signed a long term exclusive bankassurance agreement for the distribution of AXA products through Alpha Bank's extensive branch network.

The results of Alpha Insurance A.E. which has been classified as a discontinued operation and the profit from the sale are included in caption "profit after income tax from discontinued operations" and are analyzed as follows:

	From 1 January to	
	31.12.2007	**31.12.2006**
Net interest income	860	5,501
Net fee and commission income	409	2,381
Gains less losses on financial transactions		3,904
Other income (premiums etc)	3,573	26,970
Total income	**4,842**	**38,756**
Staff costs	(2,338)	(14,624)
General administrative expenses	(1,583)	(10,923)
Depreciation and amortization expenses	(239)	(1,727)
Total expenses	**(4,160)**	**(27,274)**
Impairment losses and provisions to cover credit risk		(1,200)
Profit/(losses) before income tax	**682**	**10,282**
Income tax	(421)	(7,595)
Profit/(losses) after income tax	**261**	**2,687**
Profit from the disposal of Alpha Insurance A.E.	**80,127**	
Profit after income tax from discontinued operations	**80,388**	**2,687**

12. Earnings per share

Basic earnings per share:

Basic earnings per share is calculated by dividing the profit after tax for the period attributable to the equity holders of the Bank by the weighted average number of ordinary shares outstanding, after deducting the weighted average number of treasury shares held, during the period.

	From 1 January to	
	31.12.2007	**31.12.2006**
Profit attributable to equity holders of the Bank from continuing and discontinued operations	850,035	551,987
Weighted average number of outstanding ordinary shares	405,502,633	393,178,131
Basic earnings per share from continuing and discontinued operations (in € per share)	2.10	1.40

	From 1 January to	
	31.12.2007	**31.12.2006**
Profit attributable to equity holders of the Bank from continuing operations	769,647	549,342
Weighted average number of outstanding ordinary shares	405,502,633	393,178,131
Basic earnings per share from continuing operations (in € per share)	1.90	1.40

Diluted earnings per share:

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Bank has a single category of dilutive potential ordinary shares resulting from a share options program which were exercised during 2007.

For the share options, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Bank's shares) based on the monetary value of the subscription rights attached to outstanding share options.

The weighted average number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options. Upon the issuance of new ordinary shares resulting from share options exercise, the shares are included in the calculation of basic and dilutive earnings per share.

The weighted average number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	From 1 January to	
	31.12.2007	**31.12.2006**
Profit attributable to equity holders of the Bank from continuing and discontinued operations	850,035	551,987
Weighted average number of outstanding ordinary shares	405,502,633	393,178,131
Adjustment for share options	727,195	731,705
Weighted average number of outstanding ordinary shares for diluted earnings per share	406,229,828	393,909,836
Diluted earnings per share from continuing and discontinued operations (in € per share)	2.09	1.40

	From 1 January to	
	31.12.2007	**31.12.2006**
Profit attributable to equity holders of the Bank from continuing operations	769,647	549,342
Weighted average number of outstanding ordinary shares	405,502,633	393,178,131
Adjustment for share options	727,195	731,705
Weighted average number of outstanding ordinary shares for diluted earnings per share	406,229,828	393,909,836
Diluted earnings per share from continuing operations (in € per share)	1.89	1.39

Assets

13. Cash and balances with Central Banks

	31.12.2007	31.12.2006
Cash	411,539	364,905
Cheques receivable	69,052	74,649
Balances with Central Banks	2,783,021	2,236,148
Total	**3,263,612**	**2,675,702**
Less deposits pledged with Central Banks	(1,826,958)	(1,435,899)
Total	**1,436,654**	**1,239,803**

The Bank is required to maintain a current account with the Bank of Greece (Central Bank) in order to facilitate interbank transactions with the Central Bank and other financial institutions through the Trans European – Automated Real Time Gross Settlement Express Transfer System (TARGET).

The Bank of Greece also requires, that all financial institutions established in Greece maintain reserve deposits with the Central Bank equal to 2% of customer deposits.

These deposits bear interest at the refinancing rate as set by the European Central Bank which as at 31.12.2007 was 4.18% (31.12.2006:3.58%).

Cash and cash equivalents (as presented for the purposes of the cash flows statement)

	31.12.2007	31.12.2006
Cash and balances with Central Banks	1,436,654	1,239,803
Sale and repurchase agreements (Reverse Repos)	47,874	395,604
Short-term placements with other banks	2,307,503	2,937,316
Cash and cash equivalents from continuing operations	**3,792,031**	**4,572,723**
Cash and cash equivalents from discontinued operations		3,108
Cash and cash equivalents from continuing and discontinued operations	**3,792,031**	**4,575,831**

14. Due from banks

	31.12.2007	31.12.2006
Placements with other banks	2,790,362	3,335,338
Sale and repurchase agreements (Reverse Repos)	47,874	395,605
Loans to credit institutions	678,157	913,452
Less: Allowance for impairment losses	(6,697)	(7,683)
Total	**3,509,696**	**4,636,712**

Allowance for impairment losses	
Balance 1.1.2006	**8,707**
Decrease of impairment losses from due from banks (note 9)	(13)
Foreign exchange differences	(1,011)
Balance 31.12.2006	**7,683**
Decrease of impairment losses from due from banks (note 9)	(14)
Foreign exchange differences	(972)
Balance 31.12.2007	**6,697**

15. Securities held for trading

	31.12.2007	31.12.2006
Government bonds	241,724	186,753
Other debt securities		
- Listed	21,459	33,084
- Non-listed	270	53,414
Shares:		
- Listed	2,594	32,740
Total	**266,047**	**305,991**

16. Derivatives financial instruments (assets and liabilities)

	31 December 2007		
	Contract nominal amount	Fair value	
		Assets	Liabilities
Derivatives held for trading			
a. Foreign exchange derivatives			
Currency forwards	1,150,445	12,746	9,480
Currency swaps	2,888,361	35,013	44,797
Cross currency swaps	555,968	63,655	40,104
Currency options	175,822	3,438	3,261
Currency options embedded in customer products	631	1	
Total non-listed	**4,771,227**	**114,853**	**97,642**
b. Interest rate derivatives			
Interest rate swaps	8,199,341	161,842	136,593
Interest rate options (caps)	616,963	2,233	1,388
Total non-listed	**8,816,304**	**164,075**	**137,981**
Futures	354,305	99	28
Options	6,300	32	
Total listed	**360,605**	**131**	**28**
c. Commodity derivatives			
Commodity swaps	14,410	138	124
Total non-listed	**14,410**	**138**	**124**
d. Index derivatives			
Futures	202		1
Options	383	4	
Total listed	**585**	**4**	**1**
Derivatives for hedging			
a. Foreign exchange derivatives			
Currency swaps	137,380	12,114	
Cross currency swaps	181,895		46,258
Total non-listed	**319,275**	**12,114**	**46,258**
b. Interest rate derivatives			
Interest rate swaps	4,083,070	92,117	102,105
Total non-listed	**4,083,070**	**92,117**	**102,105**
Grand Total	**18,365,476**	**383,432**	**384,139**

	31 December 2006		
	Contract	Fair value	
	nominal amount	Assets	Liabilities
Derivatives held for trading			
a. Foreign exchange derivatives			
Currency forwards	769,553	7,139	5,410
Currency swaps	1,564,998	17,636	10,072
Cross currency swaps	533,026	67,005	61,398
Currency options	254,115	1,722	1,202
Currency options embedded in customer products	1,745	6	
Total non-listed	**3,123,437**	**93,508**	**78,082**
b. Interest rate derivatives			
Interest rate swaps	9,540,482	104,473	84,118
Interest rate options (caps)	220,399	1,322	711
Total non-listed	**9,760,881**	**105,795**	**84,829**
Futures	450,704	1	317
Options	100,000	4	
Total listed	**550,704**	**5**	**317**
c. Equity derivatives			
Equity swaps	25,427	847	
Total non-listed	**25,427**	**847**	
d. Index derivatives			
Futures	4,930		44
Total listed	**4,930**		**44**
Derivatives for hedging			
a. Foreign exchange derivatives			
Currency swaps	72,917		2,603
Cross currency swaps	191,168		39,541
Total non-listed	**264,085**		**42,144**
b. Interest rate derivatives			
Interest rate swaps	1,660,127	45,521	19,160
Total non-listed	**1,660,127**	**45,521**	**19,160**
Grand Total	**15,389,591**	**245,676**	**224,576**

17. Loans and advances to customers

	31.12.2007	31.12.2006
Individuals:		
Mortgages	11,186,669	8,812,267
Consumer	3,606,631	2,445,129
Credit cards	1,092,863	942,025
Other loans	146,762	217,035
Total	**16,032,925**	**12,416,456**
Companies:		
Corporate	24,771,065	18,992,719
Leasing	1,338,340	1,086,745
Factoring	532,640	495,692
Total	**26,642,045**	**20,575,156**
Receivables from insurance and re-insurance activities	**9,494**	**12,179**
Other receivables	**228,201**	**196,492**
	42,912,665	**33,200,283**
Less: Allowance for impairment losses *	(840,594)	(977,249)
Balance	**42,072,071**	**32,223,034**

* In addition to the allowance for impairment losses, an additional provision of € 45,929 (31.12.2006: € 14,946) has been recorded to cover credit risk relating to off-balance sheet items (note 32). The total provision recorded to cover credit risk amounts to € 886,523 (31.12.2006: € 992,195).

Allowance for impairment losses

Balance 1.1.2006	**1,040,360**
Changes for the period from 1.1-31.12.2006	
Impairment of assets classified as held-for-sale	(4,847)
Change in present value of impairment reserve	71,650
Foreign exchange differences	(2,642)
Impairment losses for the period (note 9)	244,631
Loans written-off during the period	(371,903)
Balance 31.12.2006	**977,249**
Impairment of assets classified as held-for-sale	(57)
Change in present value of impairment reserve	41,288
Foreign exchange differences	(2,016)
Impairment losses for the period (note 9)	206,232
Loans written-off during the period	(382,102)
Balance 31.12.2007	**840,594**

The financial lease receivables are analyzed as follows:

	31.12.2007	**31.12.2006**
Up to 1 year	398,360	318,043
From 1 year up to 5 years	675,630	553,620
More than 5 years	829,707	588,952
	1,903,697	**1,460,615**
Unearned finance income	(565,357)	(373,870)
Total	**1,338,340**	**1,086,745**

The net amount of finance leases is analyzed as follows:

	31.12.2007	**31.12.2006**
Up to 1 year	316,096	257,139
From 1 year up to 5 years	456,249	395,356
More than 5 years	565,995	434,250
Total	**1,338,340**	**1,086,745**

18. Investment securities – Available-for-sale

	31.12.2007	**31.12.2006**
Government bonds	1,909,248	6,253,815
Other debt securities		
- Listed	1,065,924	1,142,097
- Non-listed	36,983	28,897
Shares:		
- Listed	69,446	52,317
- Non-listed	21,661	13,374
Other variable yield securities	53,639	62,102
Total	**3,156,901**	**7,552,602**

19. Investments in associates

	From 1 January to	
	31.12.2007	31.12.2006
Opening balance	4,091	11,389
Acquisitions	20	104
Repayment of capital	-	(723)
Dividends received	(11)	(154)
Sale of associates	-	(6,117)
Share of profit/ (loss)	1,220	(408)
Closing balance	**5,320**	**4,091**

The Group's investments in associates are analyzed as follows:

			Group's ownership interest %	
	Name	**Country of Incorporation**	**31.12.2007**	**31.12.2006**
a.	Evisak A.E.	Greece	27.00	27.00
b.	AEDEP Thessalias & Stereas Ellados [1]	Greece	50.00	50.00
c.	A.L.C. Novelle Investments Ltd	Cyprus	33.33	33.33

[1] The entity is a non profit organization.

The share of the profit share of the Group on the profit or loss of each associate is set out below:

Company name	Equity (In thousands of €)	Profit/ (loss) after tax	Total (In thousands of €)	Share of profit/(loss) 31.12.2007
a. Evisak A.E.	3,096	145	3,241	9
b. AEDEP Thessallias & Stereas Ellados [1]	147	-	147	-
c. A.L.C. Novelle Investments Ltd	16,166	(455)	15,711	1,211
Total	**19,409**	**(310)**	**19,099**	**1,220**

20. Investment property

	Land and buildings
Balance 1.1.2006	
Cost	33,061
Accumulated depreciation	(3,511)
Net book value 1.1.2006	29,550
1.1.2006-31.12.2006	
Net book value 1.1.2006	29,550
Foreign exchange differences	32
Additions	14
Additions from companies consolidated for first time in 2006	5,342
Disposals	(86)
Reclassifications	(2,987)
Depreciation charge for the period	(347)
Net book value 31.12.2006	31,518
Balance 31.12.2006	
Cost	34,948
Accumulated depreciation	(3,430)
1.1.2007-31.12.2007	
Net book value 1.1.2007	31,518
Foreign exchange differences	(35)
Additions	26,602
Disposals	(480)
Reclassification from "Property, plant and equipment"	16,628
Depreciation charge for the period	(673)
Net book value 31.12.2007	73,560
Balance 31.12.2007	
Cost	78,526
Accumulated depreciation	(4,966)

The fair value of investment property as at 31.12.2006 as calculated by Alpha Astika Akinita A.E. using the income method amounted to € 40 million. All properties that have been acquired in 2007 are at their fair value.

Transfers from «Property, plant and equipment» relate to a building owned by the subsidiary Oceanos A.T.O.E.E. amounting to € 15.8 million, leased by Alpha Insurance A.E. which was also a subsidiary until 23.3.2007. The fair value of the above property as at 31.12.2006 was € 22 million.

21. Property, plant and equipment

	Land and Buildings	Leased equipment	Equipment	Total
Balance 1.1.2006				
Cost	1,076,377	3,347	342,984	1,422,708
Accumulated depreciation	(212,001)	(1,440)	(271,294)	(484,735)
Net book value 1.1.2006	864,376	1,907	71,690	937,973
1.1.2006-31.12.2006				
Net book value 1.1.2006	864,376	1,907	71,690	937,973
Foreign exchange differences	3,332	119	768	4,219
Additions	36,380	608	39,374	76,362
Disposals	(2,442)		(508)	(2,950)
Reclassifications	(33,344)		(3,068)	(36,412)
Depreciation charge for the period	(19,831)	(542)	(22,823)	(43,196)
Net book value 31.12.2006	848,471	2,092	85,433	935,996
Balance 31.12.2006				
Cost	1,058,044	4,055	361,639	1,423,738
Accumulated depreciation	(209,573)	(1,963)	(276,206)	(487,742)
1.1.2007-31.12.2007				
Net book value 1.1.2007	848,471	2,092	85,433	935,996
Foreign exchange differences	(1,669)	(73)	(536)	(2,278)
Additions	64,714	1,747	37,848	104,309
Disposals	(5,435)		(1,349)	(6,784)
Additions from companies consolidated for first time in 2007 (note 46 n)	145,909		23,346	169,255
Reclassification to "Investment property"	(16,628)			(16,628)
Reclassification from "Non-current assets held-for-sale"*	42,405			42,405
Reclassification to "Software"			(268)	(268)
Depreciation charge for the period**	(24,405)	(694)	(27,633)	(52,732)
Net book value 31.12.2007	1,053,362	3,072	116,841	1,173,275
Balance 31.12.2007				
Cost	1,283,906	5,414	414,199	1,703,519
Accumulated depreciation	(230,544)	(2,342)	(297,358)	(530,244)

* Property, plant and equipment amounting to € 42.4 million was reclassified from "Non-current assets held for sale" due to Bank's decision for own use. The depreciation for the respective period that the specific Property, plant and equipment was classified as "Non-current assets held for sale" amounts to € 2.2 million which was charged to the profit and loss account in 2007.

** The depreciation charge for the period does not include an amount of € 1.1 million that concerns to Hilton Rhodes Resort which was classified as "Non current assets held for sale" (note 25).

As at 31.12.2006 the Bank examined the Group's fixed assets for indication of impairment, and there was no recognition of impairment losses.

Since then no significant events have occurred to indicate that the fixed assets carrying amount is lower than the recoverable amount.

22. Goodwill and other intangible assets

	Goodwill	Other intangible	Software	Total
Balance 1.1.2006				
Cost	54,022	17,392	130,227	201,641
Accumulated amortization		(3,014)	(91,191)	(94,205)
Net book value 1.1.2006	54,022	14,378	39,036	107,436
1.1.2006-31.12.2006				
Net book value 1.1.2006	54,022	14,378	39,036	107,436
Foreign exchange differences	4,322	937	(534)	4,725
Additions	-	428	27,890	28,318
Disposals	-	-	(2,702)	(2,702)
Reclassifications	-	-	(1,534)	(1,534)
Amortization charge for the period	-	(3,334)	(15,771)	(19,105)
Net book value 31.12.2006	58,344	12,409	46,385	117,138
Balance 31.12.2006				
Cost	58,344	18,293	144,745	221,382
Accumulated amortization		(5,884)	(98,360)	(104,244)
1.1.2007-31.12.2007				
Net book value 1.1.2007	58,344	12,409	46,385	117,138
Foreign exchange differences	(336)	145	(233)	(424)
Additions	-	5,340	35,484	40,824
Disposals	-	-	(920)	(920)
Reclassification from "Property, plant and equipment"	-	-	268	268
Additions from companies consolidated for first time in 2007	-	1,333	-	1,333
Amortization charge for the period	-	(3,484)	(20,238)	(23,722)
Net book value 31.12.2007	58,008	15,743	60,746	134,497
Balance 31.12.2007				
Cost	58,008	25,785	181,273	265,066
Accumulated amortization	-	(10,042)	(120,527)	(130,569)

The annual impairment test performed on the goodwill arising from the acquisition of Alpha Bank Srbija A.D. confirmed that no adjustment to the carrying amount is necessary. Specifically, the value in use and the fair value less costs to sell were determined to be higher than the carrying amount of the subsidiary presented in the consolidated financial statements and therefore no impairment loss exists.

Other intangible assets which were recognized upon acquisition of the above mentioned bank that relate to the deposit base, and customer relationships, their recoverable amount was also estimated to be higher than their carrying amount and no impairment loss was required. The only exception was the brand name which has been changed. The amortization of the brand name corresponds with the introduction of the new brand name therefore no impairment loss is required.

23. Deferred tax assets and liabilities

	31.12.2007	31.12.2006
Deferred tax assets	170,257	276,973
Deferred tax liabilities	(94,807)	(140,208)
Total	**75,450**	**136,765**

Deferred tax assets and liabilities are analyzed as follows:

	1.1.2007 -31.12.2007			
		Recognized in		
	Balance 1.1.2007	Income statement	Equity	Balance 31.12.2007
Depreciation	15,009	(7,882)	(3,023)	4,104
Valuation of loans	12,977	6,844	(18)	19,803
Suspension of interest accruals	(24,212)	(29,108)		(53,320)
Impairment of loans	5,323	(27,301)		(21,978)
Valuation of derivative financial instruments	(3,592)	3,595		3
Tax losses carry forward	4,988	(516)	(143)	4,329
Other provisions	(742)	28,442	337	28,037
Effective interest rate	7,576	(5,364)		2,212
Employee defined benefit obligations	127,224	(15,454)		111,770
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedges	(7,786)	(9,886)		(17,672)
Valuation of bonds		(1,838)		(1,838)
Total	**136,765**	**(58,468)**	**(2,847)**	**75,450**

	1.1.2006 - 31.12.2006				
			Recognized in		
	Balance 1.1.2006	Discontinued operations	Income statement	Equity	Balance 31.12.2006
Depreciation	25,099	264	(10,343)	(11)	15,009
Valuation of loans	(478)		13,455		12,977
Suspension of interest accruals	(285)		(23,927)		(24,212)
Impairment of loans	2,994	(25)	2,354		5,323
Valuation of derivative financial instruments	4,926		(8,518)		(3,592)
Tax losses carry forward	8,315	(3,001)	(402)	76	4,988
Other provisions	1,415		(1,993)	(164)	(742)
Effective interest rate	9,607		(2,031)		7,576
Employee defined benefit obligations	131,809	(4,192)	(313)	(80)	127,224
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedges	(4,740)		(3,046)		(7,786)
Total	**178,662**	**(6,954)**	**(34,764)**	**(179)**	**136,765**

24. Other assets

	31.12.2007	31.12.2006
Investments on behalf of life insurance policyholders	18,109	20,141
Prepaid expenses	25,759	10,387
Accrued income	3,316	3,557
Tax advances and withholding taxes	166,723	166,621
Receivables from employee defined benefit program (note 30)	49,189	-
Other	122,580	109,134
Total	**385,676**	**309,840**

25. Non-current assets held for sale and related Liabilities and amounts recognized directly in equity relating to non-current assets held for sale

a. Fixed Assets

As at 31.12.2007 "Non-current assets held for sale" include land, buildings and office equipment amounting to € 55,221 (31.12.2006: € 93,058).

The variation from the previous year is due to the fact that during 2007 Non-current assets held for sale amounting to € 42.4 million has been reclassified to "Property, plant and equipment" based on the Bank's decision to use those assets for administrative purposes.

b. Other

1. On 23 March 2007 99.57% of Alpha Insurance AE shares were sold to AXA. The company's assets as at 31.12.2006 that were classified as « non current assets held for sale» amounted to € 356,536, while the company's liabilities that were classified as « liabilities related to non current assets held for sale» amounted to € 352,370 and the amounts recognized directly in equity amounted to € (2,576).

2. The procedure of finding prospective buyer of Rhodes Hilton Hotel a subsidiary of Ionian Hotel Enterprises is on progress since 2006 and thereafter company's assets and liabilities have been classified as non-current assets held-for-sale.

Company's Assets and Liabilities are as follows:

Assets

	31.12.2007	31.12.2006
Cash and balances with Central Banks	38	8
Loans and advances to customers	1,336	1,432
Goodwill and other intangible assets	9	33
Property, plant and equipment	29,745	30,148
Deferred tax assets	3,319	3,001
Other assets	277	171
Total	**34,724**	**34,793**

Liabilities

Liabilities for current income tax and other taxes	39	6
Deferred tax liabilities	308	262
Other liabilities	970	686
Employee defined benefit obligations	266	271
Total	**1,583**	**1,225**

Ionian Hotel Enterprises A.E. has already agreed on the transfer of the subsidiary Tourist Resort A.E., which owns the Rhodes hotel (note 48a).

Liabilities

26. Due to Banks

	31.12.2007	31.12.2006
Current accounts	66,591	200,488
Term deposits	2,099,127	971,110
Sale and repurchase agreements (Repos)	1,923,548	5,234,819
Borrowings	348,470	280,109
Total	**4,437,736**	**6,686,526**

27. Due to customers

	31.12.2007	31.12.2006
Current accounts	6,857,487	6,072,475
Saving accounts	9,212,287	9,710,996
Term deposits	11,977,552	7,236,510
Debt securities in issue	6,335,599	7,440,786
Sale and repurchase agreements (Repos)	94,078	366,242
	34,477,003	**30,827,009**
Cheques payable	188,155	187,685
Total	**34,665,158**	**31,014,694**

28. Debt securities in issue and other borrowed funds

Senior debt securities	
Balance 1.1.2007	**12,759,840**
Changes for the period from 1.1 to 31.12.2007	
New issues [1]	8,222,292
(Purchases)/sales by Group companies	(3,477,001)
Maturities/Redemptions	(3,185,839)
Fair value change due to hedging	(42,487)
Change in accrued interest	47,385
Foreign exchange differences	(28,183)
Balance 31.12.2007	**14,296,007**
Subordinated debt	
Balance 1.1.2007	**1,029,413**
Changes for the period from 1.1 to 31.12.2007	
New issues [2]	677,038
(Purchases)/sales by Group companies	(152,086)
Maturities/Redemptions [3]	(325,000)
Fair value change due to hedging	3,745
Change in accrued interest	6,544
Foreign exchange differences	(10,766)
Balance 31.12.2007	**1,228,888**
Grand total	**15,524,895**

Of the above debt securities in issue an amount of € 6,335,598 (31.12.2006 € 7,440,786) held by Bank customers have been reclassified to "Due from customers" as mentioned in note 47. Therefore the balance of "Debt securities in issue held by institutional investors and other borrowed funds" as at 31 December 2007 amounts to € 9,189,297 (31.12.2006 € 6,348,467).

(1) The majority of the new senior debt securities (€ 7,109 million) pay a Euribor floating rate, with a spread between -10 basis points and +25 basis points, depending on the duration of issue. On 16.11.2007 a loan of $ 300 million was issued which pays three month Libor plus 10 basis points.

(2) On 1 February 2007, a loan of € 350 million was issued which pays three month Euribor plus 40 basis points for the first 5 years. If the Bank does not redeem the loan, for the following 5 years the spread increases to 170 basis points.

On 8 March 2007, a loan of € 200 million, paying three month Euribor plus 35 basis points for the first 5 years was issued. If the Bank does not redeem the loan, then for the following five years the spread increases to 165 basis points.

On 27 July 2007 a perpetual upper Tier II security of € 130 million nominal value, which pays three month Euribor plus 50 basis points for the first 5 years, was issued. If the bank does not redeem the security, the spread for the following five years, increases to 150 basis points.

(3) On 8 March 2007, five years after issuance a 10 year subordinated debt of € 300 million was redeemed.

On 8 May 2007 five years after issuance a 10 year subordinated debt of € 25 million was redeemed.

29. Liabilities for current income tax and other taxes

	31.12.2007	31.12.2006
Current income tax	127,360	108,729
Other taxes	31,437	20,348
Total	**158,797**	**129,077**

30. Employee defined benefit obligations

The total amounts recognized in the financial statements for employee defined benefit obligations are presented in the table below:

	Balance sheet 31.12.2007 Liability/ (Asset)	Income statement 1.1.-31.12.2007 Expense/ (Income)	Balance sheet 31.12.2006 Liability/ (Asset)	Income statement 1.1.-31.12.2006 Expense/ (Income)
TAP – supplementary pension		(1,199)	569,807	42,710
TAP – Lump sum benefit	(49,189)	4,203	(52,035)	2,799
Total	**(49,189)**	**3,004**	**517,772**	**45,509**
TAPILT	**3,733**	**8,194**	**(4,461)**	**491**
Alpha Bank Cyprus Ltd	**33,320**	**5,650**	**31,281**	**4,995**
Other companies	**4,966**	**(309)**	**3,992**	**511**
Total		**16,539**	**548,584**	**51,506**

Balance sheet and income statements amounts are as follows:

a) Bank

i) Supplementary Pension Fund (TAP) of former Alpha Credit Bank Employees

The supplementary pension fund (TAP) of former Alpha Credit Bank was responsible for the main supplementary and lump sum retirement benefits of retired employees of former Alpha Credit Bank.

In accordance with article 10 of Law 3620/2007 the members of TAP joined, from 1.1.2008 the Common Insurance Fund of Bank Employees (E.T.A.T.) for their supplementary pension benefits.

TAP retains its obligation relating to the lump-sum benefit, which is guaranteed by the Bank.

The amounts are analyzed as follows:

- Supplementary pension

The cost of joining E.T.A.T. amounts to € 543 million, which was determined on the basis of an economic study stipulated by Law 3371/2005. The amount will be paid in 10 equal annual installments of € 67,281 starting from January 2008.

Since the economic study reference date was 31.12.2006 the total cost of € 543 million includes the pension costs of 2007. In addition the installments are interest bearing from 1.1.2007 at the rate 4.1%, which is equal to the yield of 10- year EURO ZONE bonds on the
date of the study (29.1.2007), in accordance with the requirements of the Ministry of Finance relating to the preparation of economic studies in accordance with Law 3371/2005.

As a result of the above the financial effects of the settlement start on 1.1.2007 whereas the Bank's personnel mandatorily joins E.T.A.T. as on 1.1.2008. Consequently the effect from the settlement of the liability for the supplementary pension has been calculated according to 1.1.2007 data.

Amounts included in balance sheet are as follows:

	31.12.2007	**31.12.2006**
Present value of defined benefit obligations	-	612,339
Fair value of plan assets	-	-
	-	**612,339**
Unrecognized actuarial losses	-	(42,532)
Liability in balance sheet	-	**569,807**

Amounts included in profit and loss are as follows:

	31.12.2007	**31.12.2006**
Current service cost	-	9,116
Interest cost	-	33,594
Total (included in staff costs)	-	**42,710**

The movement in present value of the liability during 2006 is as follows:

	2006
Opening balance	**601,022**
Current service cost	9,116
Interest cost	33,594
Employees' contribution	2,939
Benefits paid	(34,332)
Closing balance	**612,339**

The movement in fair value of plan assets 2006 is as follows:

	2006
Opening balance	
Bank contribution	31,393
Employees contribution	2,939
Benefits paid	(34,332)
Closing balance	-

The movement in liability arises as follows:

Balance 1.1.2006	**558,490**
Accrued expense	42,710
Contributions paid	(31,393)
Balance 31.12.2006	**569,807**
Balance 1.1.2007	**569,807**
Balance as at 1.1.2007 which is recognized in accordance with 3620/07 in the caption Other liabilities/Liabilities to ETAT	(543,000)
Settlement result	(26,807)
Balance 31.12.2007	-

The principal actuarial assumptions used for 2006 are the following:

	31.12.2006
Discount rate	5.5%
Future salary increases	3.5%
Future pension increases	2.5%

The result of supplementary pension in 2007 is analyzed as follows:

	Income statement 1.1.-31.12.2007 Expense/(Income)
Settlement result	(26,807)
First installment interest (Law 3620/2007)	22,263
Bank's contribution	3,345
Total (included in staff costs)	**(1,199)**

ii) Lump-sum benefit

Amounts included in balance sheet are as follows:

	31.12.2007	31.12.2006
Present value of defined benefit obligations	127,035	121,463
Fair value of plan assets	(162,031)	(165,051)
Deficit/(Surplus)	**(34,996)**	**(43,588)**
Unrecognized actuarial losses	(14,193)	(8,447)
Assets in balance sheet	**(49,189)**	**(52,035)**

The receivable as at 31.12.2006 was offset with the other defined benefit liabilities.

Amounts included in profit and loss are as follows:

	From 1 January to	
	31.12.2007	31.12.2006
Current service cost	5,484	4,528
Interest cost	5,342	5,387
Expected return on plan assets	(6,623)	(7,116)
Total (included in staff costs)	**4,203**	**2,799**

The movement in present value of accrued liability arises as follows:

	2007	2006
Opening balance	**121,463**	**116,426**
Current service cost	5,484	4,528
Interest cost	5,342	5,387
Employees contribution	1,032	1,110
Benefits paid	(8,466)	(5,913)
Contributions paid directly by the bank	(1,357)	-
Expenses	(68)	(75)
Actuarial losses	3,605	-
Closing balance	**127,035**	**121,463**

The movement in fair value of plan assets arises as follows:

	2007	2006
Opening balance	**165,051**	**149,392**
Expected return	6,623	7,116
Bank contribution	-	15,093
Employees contribution	1,032	1,110
Benefits paid	(8,466)	(5,913)
Expenses	(68)	(75)
Actuarial losses	(2,141)	(1,672)
Closing balance	**162,031**	**165,051**

The Plan assets include deposits with Alpha Bank € 35.1 million, receivables from ETAT € 31.1 million, securities of Alpha Credit Group plc bonds € 80.5 million and of Alpha Bank shares € 11.7 million.

The movement of the receivable is as follows:

Balance 1.1.2006	**(39,741)**
Accrued expense	2,799
Contributions paid	(15,093)
Balance 31.12.2006	**(52,035)**
Balance 1.1.2007	**(52,035)**
Accrued expense	4,203
Contributions paid	-
Benefits paid directly by the Bank	(1,357)
Balance 31.12.2007	**(49,189)**

The principal actuarial assumptions used are the following:

	31.12.2007	31.12.2006
Discount rate	5.5%	5.5%
Expected return on plan assets	5.0%	5.5%
Future salary increases	3.5%	3.5%

b) Ionian and Popular Bank Insurance Fund (TAPILT) – (welfare sector)

Ionian and Popular Bank Insurance Fund (TAPILT – Welfare Sector) is responsible for the lump sum benefits of retired employees of former Ionian Bank.

The Bank has guaranteed all benefits paid by the Fund until the last employee retires in accordance with the conditions set out on 6.5.2003.

Amounts included in balance sheet are as follows:

	31.12.2007	31.12.2006
Present value of defined benefit obligations	74,737	63,458
Fair value of plan assets	(64,006)	(61,202)
	10,731	**2,256**
Unrecognized actuarial losses	(6,998)	(6,717)
Liability (asset) in balance sheet	**3,733**	**(4,461)**

The receivable as at 31.12.2006 has been offset with other defined benefit liabilities.

Amounts included in profit and loss are as follows:

	From 1 January to	
	31.12.2007	31.12.2006
Current service cost	255	449
Interest cost	2,744	2,752
Expected return on plan assets	(2,508)	(2,766)
Actuarial losses recognized in this fiscal year	28	56
Past service cost	7,675	-
Total (included in staff costs)	**8,194**	**491**

The movement in present value of the liability is as follows:

	2007	2006
Opening balance	**63,458**	**59,743**
Current service cost	255	449
Interest cost	2,744	2,752
Employees contribution	3,061	2,442
Benefits paid	(3,096)	(1,602)
Expenses	(85)	(326)
Past service cost	7,675	-
Actuarial losses	725	-
Closing balance	**74,737**	**63,458**

The movement in fair value of plan assets is as follows:

	2007	2006
Opening balance	**61,202**	**58,068**
Expected return.	2,508	2,766
Employees contribution	3,061	2,442
Benefits paid	(3,096)	(1,602)
Expenses	(85)	(326)
Actuarial gain/(losses)	416	(146)
Closing balance	**64,006**	**61,202**

Plan assets are as follows:

Fixed assets	983
Shares	5,282
Mutual funds	208
Deposits	56,843
Other non interest bearing assets	690
Total	**64,006**

The plan assets include Alpha Bank shares of € 4 million and deposits to Alpha Bank of € 0.3 million.

The liability is as follows:

Balance 1.1.2006	**(4,952)**
Accrued expense	491
Contributions paid	-
Balance 31.12.2006	**(4,461)**
Balance 1.1.2007	**(4,461)**
Accrued expense	8,194
Contributions paid	-
Balance 31.12.2007	**3,733**

The principal actuarial assumptions used are the following:

	31.12.2007	31.12.2006
Discount rate	5.5%	5%
Expected return on plan assets	5%	5%
Future salary increases	3.5%	3.5%

b. Group companies

i. Alpha Bank Cyprus Ltd

Personnel receive a lump sum benefit on retirement which is calculated based on the years of service and salary.

Amounts included in balance sheet are as follows:

	31.12.2007	31.12.2006
Present value of defined benefit obligations	42,378	37,920
Unrecognized actuarial gains	(9,058)	(6,639)
Recognized liability	**33,320**	**31,281**

Amounts included in profit and loss are as follows:

	From 1 January to	
	31.12.2007	31.12.2006
Current service cost	3,452	3,192
Interest cost	1,870	1,649
Net actuarial losses recognized in fiscal year	125	154
Past service cost recognized in fiscal year	203	-
Total (included in staff costs)	**5,650**	**4,995**

The present value of accrued benefit arises as follows:

	2007	2006
Opening balance	**31,281**	**26,611**
Current service cost	3,452	3,192
Interest cost	1,870	1,649
Actuarial losses recognized in fiscal year	125	154
Past service cost	203	-
Foreign exchange differences	(389)	(237)
Benefits paid	(3,222)	(88)
Closing balance	**33,320**	**31,281**

The principal actuarial assumptions used are the following:

	31.12.2007	31.12.2006
Discount rate	5.25%	5.0%
Future salary increases	6.50%	6.1%

ii. Other companies in Greece

The employees of the subsidiaries in Greece with indefinite employment contracts receive a lump sum payment on retirement, which is defined by Law 2112/1920. In the subsidiary Alpha Bank Srbija A.D., the employees receive a lump sum payment on retirement, which equals three salaries of Serbian State employees.

The liability arises as follows:

	31.12.2007	31.12.2006
Liability in balance sheet	**4,966**	**3,992**

	From 1 January to	
	31.12.2007	31.12.2006
Expense (included in staff costs)	**(309)**	**511**

31. Other liabilities

	31.12.2007	31.12.2006
Dividends payable	8,304	6,357
Liabilities to third parties	241,970	212,705
Liabilities to E.T.A.T. *	565,263	-
Reinsurance activities	1,574	1,371
Brokerage services	37,970	24,421
Deferred income	59,659	33,193
Other accrued expenses	50,807	32,647
Liabilities from credit cards	225,127	207,517
Other	132,880	156,792
Total	**1,323,554**	**675,003**

* In accordance with article 10 of Law 3620/2007 and the fact that employees and pensioners of T.A.P. joined E.T.A.T. from 1.1.2008 (note 30), the charge to the Bank is € 543 million payable in 10 equally annual installments. This account includes the above amount and the interest charged for 2007.

32. Provisions

	31.12.2007	31.12.2006
Insurance reserves	41,561	38,885
Other provisions	54,374	26,378
Total	**95,935**	**65,263**

Insurance provisions are analyzed as follows:

	31.12.2007	31.12.2006
Non-life insurance		
Unearned premiums	4,643	4,942
Outstanding claim reserves	5,780	5,882
Total	**10,423**	**10,824**
Life insurance		
Mathematical reserves	6,992	6,792
Outstanding claim reserves	1,325	1,128
Total	**8,317**	**7,920**
Reserves for investments held on behalf and at risk of life insurance policy holders	**22,821**	**20,141**
Grand total	**41,561**	**38,885**

Other provisions are analyzed as follows:

Balance 1.1.2006	**11,039**
Changes for the period from 1.1 to 31.12.2006	
Allowance relating to discontinued operations	(48)
Provisions to cover credit risk relating to off-balance sheet items (note 9)	14,946
Decrease of provision for contingent liabilities	(288)
Provisions used during the period	(142)
Foreign exchange differences	871
Balance 31.12.2006	**26,378**
Changes for the period from 1.1 to 31.12.2007	
Provisions to cover credit risk relating to off-balance sheet items (note 9)	30,983
Decrease of provision for contingent liabilities	(2,895)
Provisions used during the period	(18)
Foreign exchange differences	(74)
Balance 31.12.2007	**54,374**

Equity

33. Share capital

	Number of shares	Paid-in capital
Opening balance (1 January 2006)	291,203,608	1,456,018
Capitalization of retained earnings and issue of 4 bonus shares for every 10 old shares and decrease of shares nominal value from € 5 to € 3.90	116,481,444	133,954
Exercise of share option	336,950	1,314
Balance 31 December 2006	**408,022,002**	**1,591,286**
Exercise of share option	2,954,650	11,523
Balance 31 December 2007	**410,976,652**	**1,602,809**

As at 31 December 2007 the total number of ordinary shares is 410,976,652 (31.12.2006: 408,022,002) with a nominal value of € 3.90 each.

Each share has a single voting right in Bank's Shareholders meetings.

Further details for Bank's share options granted to employees are presented in note 45.

34. Share premium

Opening balance (1 January 2006)	125,685
Valuation of exercised share options	2,276
Balance 31 December 2006	**127,961**
Valuation of exercised share options	56,072
Balance 31 December 2007	**184,033**

During 2007, 2,954,650 share options were exercised, of which 1,830,945 share options were exercised at a price of € 20.61 and as a result of the difference between the nominal value of the shares and the exercise price, a share premium of € 30,595 was recognized. The additional increase of € 25,477 arises at the exercise date during 2007 from the reclassification of valuation reserve of share options.

35. Reserves

Reserves are analyzed as follows:

	31.12.2007	31.12.2006
Statutory reserve	412,520	394,499
Special reserve from share options valuation		5,990
Available-for-sale reserve	(1,775)	(83,641)
Foreign exchange differences reserve from the translation of foreign operations	34,917	34,849
Total	**445,662**	**351,697**

Companies incorporated in Greece, according to article 44 of Law 2190/1920, are required to transfer 5% of its annual net profit to the statutory reserve, until the reserve reaches the amount of one third of the share capital, unless decided otherwise by the Company's article of association.

More specifically, according to the Bank's articles of association (article 24), the Bank is required to transfer 10% of its annual net profit to the statutory reserve, until the reserve reaches the amount of 50% of the share capital. This reserve can only be used to offset losses presented in retained earnings according to article 44 of Law 2190/1920.
For the companies incorporated abroad the statutory reserve is formed according to local regulations.

The special reserve from share option valuation was reclassified to share premium due to the exercise of share options.

36. Retained Earnings

a. Included in retained earnings are reserves formed from gains arising on the sale of listed shares and other non-taxable income or special taxable income that is not subject to tax and will not be distributed.

The reserves which were formed by 31 December 2005, have been taxed.

The reserves which were formed during 2007 and thereafter are subject to tax at the rate applicable to the Bank (Law 3634/2008).

The reserves which have been subject to tax may be distributed or capitalized without any further tax liability.

b. According to the article 3 paragraph 10 of Law 148/1967 entities are obliged to distribute each year dividends, unless decided otherwise by the Shareholders in General Meeting a minimum amount equal to 35% of the annual profits after the deduction of the statutory reserve appropriation and the gain from the sale of shares. The net profit arising from the valuation of financial instruments to fair value after deducting losses for the same reason is not included in the calculation of the dividend as defined by the relevant legislation.

Dividends are distributed free of tax to the shareholders since are taxable through entity's income tax return.

The ordinary General Shareholders' Meeting held on 3 April 2007, approved the distribution of a dividend for 2006 of € 0.75 per share. As at 31.12.2007, the total amount of € 304,421 has been deducted from retained earnings.

For the year ended 31 December 2007 the Board of Directors will propose to the shareholders the distribution of a dividend of € 0.90 per share, compared to € 0.75 of 2006.

37. Treasury shares

The Bank based on the decisions of the Ordinary General Shareholders' Meetings held in prior years, acquired up to 31 December 2006 801,719 treasury shares at a cost of € 14,465 which represented 0.20% of the share capital.

During 2007 the Bank gradually purchased 13,674,907 treasury shares at a cost of € 329,189 thousand (€ 24.07 per share).

On 1 August 2007 the Bank successfully completed the placement of 3,505,992 treasury shares, at a cost € 77,689 (€ 22.16 per share) representing 0.86% of its issued share capital. On 20 December 2007, the Bank completed an additional placement of 10,970,634 treasury shares, representing 2.67% of its issued share capital at a cost of € 265,965 (€ 24.24 per share).

The net of proceeds of the sale amounted to € 340,655 and the losses from the sale of treasury shares amounted to € 2,999 which were recognized directly to retained earnings.

As at 31 December 2007 the bank did not hold any treasury shares.

The amount of treasury shares presented in balance sheet is held by Alpha Insurance Agents A.E.

The number of treasury shares and the cost are analyzed as follows:

Bank	**Number of shares**	**Cost**
Balance 1.1.2007	801,719	14,465
Purchases 1.1-31.12.2007	13,674,907	329,189
Sales 1.1-31.12.2007	(14,476,626)	(343,654)
Balance 31.12.2007	-	-
Group companies		
Balance 1.1.2007	10,080	188
Movement	-	-
Balance 31.12.2007	**10,080**	**188**
Total	**10,080**	**188**

38. Hybrid Securities

Alpha Group Jersey a wholly owned subsidiary of the Bank has issued the following hybrid securities:

- On 5 December 2002 an amount of € 200 million preferred securities with interest step up clause, which represent Lower Tier 1 capital for the Group.
  These are perpetual securities and may be redeemed by the issuer after the expiration of 10 years. The issuer has the discretion not to pay a dividend on the conditions that the Bank does not pay a dividend to common Shareholders. They carry interest at 3-month Euribor plus a margin of 2.65%. If redemption option is not exercised by the issuer the margin is increased by 1.325% reaching 3.975% in total. The preferred securities are listed on the Luxembourg Stock Exchange.

- On 5 December 2003 an amount of € 100 million preferred securities were issued with the same characteristics as those issued on 5 December 2002.

- On 18 February 2005 amount of € 600 million preferred securities without an interest step up clause, which also represent Lower Tier 1 capital for the Group since they fulfill the requirements of securities with interest step up clause as described above. The expenses of the issue amounted to €12 million.

  Non-cumulative dividend of preferred securities carry fixed interest at 6% for the first 5 years and thereafter interest is determined based on the formula 4x(CMS10-CMS2) with a ceiling and floor rate of 10% and 3.25% respectively. CMS10 and CMS2 represent the Euribor of interest rate swaps of 10 and 2 years, respectively.

Hybrid securities	**31.12.2007**	**31.12.2006**
Perpetual with 1st call option in 2012	300,000	300,000
Perpetual with 1st call option in 2015	588,000	588,000
Total	**888,000**	**888,000**
Securities held from Group companies	(106)	(58,346)
Total	**887,894**	**829,654**

Additional Information

39. Contingent liabilities and commitments

a) Legal issues

The Bank in the ordinary course of business is a defendant in claims from customers and other legal proceedings. No provision has been recorded because after consultation with legal department, the ultimate disposition of these matters is not expected to have a material effect on the financial position or operations of the Bank.

There are no pending legal cases or issues in progress which may have a material impact on the financial statements of the other companies of the Group.

b) Tax issues

The Bank and the companies, Alpha Astika Akinita A.E., Alpha Leasing A.E., Messana Holdings S.A., Ionian Hotel Enterprises A.E., ABC Factors A.E. and Tourist Resorts A.E. have been audited by the tax authorities for the years up to and including 2005. Tax audit is in progress at Alpha Finance A.X.E.P.E.Y. and Alpha Leasing A.E. for fiscal years from 2003-2006 and 2005-2006, respectively. The remaining companies of the Group have been audited by the tax authorities for the years up to and including the year ended 31 December 2002.
Additional taxes and penalties may be imposed for the unaudited tax years.

c) Operating leases

The Group's minimum future lease payments are:

	31.12.2007	31.12.2006
- Less than one year	30,894	32,792
- Between one and five years	92,662	91,419
- More than five years	79,219	72,612
Total	**202,775**	**196,823**

The minimum future revenues are:

	31.12.2007	31.12.2006
- Less than one year	6,017	8,377
- Between one and five years	22,806	32,720
- More than five years	9,177	16,077
Total	**38,000**	**57,174**

d) Off balance sheet liabilities

	31.12.2007	31.12.2006
Letters of credit	48,014	260,170
Letters of guarantee	4,835,271	4,580,796
Credit commitments	17,573,361	14,408,504
Total	**22,456,646**	**19,249,470**

e) Assets pledged

	31.12.2007	31.12.2006
Loans to customers	800,490	-
Investment securities	160,000	585,000
Total	**960,490**	**585,000**

The Bank has collaterized customer loans to the Bank of Greece in accordance with the Monetary Policy Council Act no 54/27.2.2004 as in force, and following its amendment by Monetary Policy Council Act 61/6.12.2006 the Bank of Greece accepts from 1.1.2007 non-marketable assets as collateral for monetary policy purposes and intraday credit which should meet the terms and conditions of the above act.

From the investment securities portfolio € 80,000 is pledged as collateral for capital withdrawal and € 5,000 is pledged as collateral to clearing house of derivative transactions "ETESEP" A.E. as a margin account insurance. The remaining securities portfolio is pledged as collateral to Bank of Greece for the participation in the Intra-Europe clearing of payments system on an ongoing time (TARGET).

40. Group consolidated companies

a. SUBSIDIARIES

Name	Country of Incorporation	Group's ownership interest %	
		31.12.2007	**31.12.2006**
Banks			
1.Alpha Bank London Ltd	United Kingdom	100.00	100.00
2.Alpha Bank Cyprus Ltd	Cyprus	100.00	100.00
3.Alpha Bank Romania S.A.	Romania	99.91	99.91
4.Alpha Bank AD Skopje	FYROM	100.00	100.00
5.Alpha Bank Jersey Ltd	Jersey	100.00	100.00
6.Alpha Bank Srbija A.D.	Serbia	99.99	99.99
Leasing companies			
1.Alpha Leasing A.E.	Greece	100.00	99.67
2.Alpha Leasing Romania S.A.	Romania	99.99	99.93
3.ABC Factors A.E.	Greece	100.00	100.00
4.Alpha Asset Finance C.I. Ltd	Jersey	100.00	100.00
Investment Banking			
1.Alpha Finance A.X.E.P.E.Y.	Greece	100.00	100.00
2.Alpha Finance US Corporation	U.S.A.	100.00	100.00
3.Alpha Finance Romania S.A.	Romania	99.98	99.98
4.Alpha Ventures A.E.	Greece	100.00	100.00
5.AEF European Capital Investments B.V.	The Netherlands	100.00	100.00
Asset Management			
1.Alpha Asset Management AEDAK	Greece	100.00	100.00
2.Alpha Private Investment Services A.E.P.E.Y.	Greece	100.00	100.00
3.ABL Independent Financial Advisers Ltd	United Kingdom	100.00	100.00
Insurance			
1.Alpha Insurance A.E.	Greece	-	99.57
2.Alpha Insurance Agents A.E.	Greece	100.00	100.00
3.Alpha Insurance LTD Cyprus	Cyprus	100.00	100.00
4.Alpha Insurance Brokers S.R.L.	Romania	99.91	99.91
5.Alphalife A.A.E.Z.	Greece	100.00	-
Real estate and hotel			
1. Alpha Astika Akinita A.E.	Greece	84.10	67.30
2. Ionian Hotel Enterprises A.E.	Greece	94.81	93.25
3. Oceanos A.T.O.E.E.	Greece	100.00	100.00
4. Alpha Real Estate D.O.O. Beograd	Serbia	84.10	67.30
5. Alpha Astika Akinita D.O.O.E.L Skopje	FYROM	84.10	67.30
6. Tourist Resorts A.E.	Greece	94.81	93.25
7. Alpha Immovables Bulgaria E.O.O.D.	Bulgaria	84.10	-

Special purpose entities			
1. Alpha Credit Group Plc	United Kingdom	100.00	100.00
2. Alpha Group Jersey Ltd	Jersey	100.00	100.00
3. Alpha Group Investments Ltd	Cyprus	100.00	100.00
4. Ionian Holdings A.E.	Greece	100.00	100.00
5. Messana Holdings S.A.	Luxemburg	100.00	100.00
6. Ionian Equity Participations Ltd	Cyprus	100.00	-
Other companies			
1. Alpha Bank London Nominees Ltd	United Kingdom	100.00	100.00
2. Alpha Trustees Ltd	Cyprus	100.00	100.00
3. Flagbright Ltd	United Kingdom	100.00	100.00
4. Alpha Advisory Romania S.R.L.	Romania	99.98	99.98
5. Evremathea A.E.	Greece	100.00	100.00
6. Kafe Alpha A.E.	Greece	100.00	100.00
7. Ionian Supporting Services A.E.	Greece	100.00	-
b. Joint Ventures			
1.Cardlink A.E.	Greece	50.00	50.00
2.APE Fixed Assets A.E.	Greece	60.10	60.10
3.APE Commercial Property A.E.	Greece	60.10	60.10
4.Anadolu Alpha Gayrimenkul Ticaret Anonim Sirketi	Turkey	50.00	-
5.APE Investment Property S.A.	Greece	67.42	-

The subsidiaries were fully consolidated and the joint ventures were consolidated under the proportionate method.

The Group hedges the foreign exchange risk arising from the net investment in Alpha Bank London Ltd., Alpha Bank Cyprus Ltd. and Alpha Bank Romania S.A. through the use of the FX swaps and interbank deposits in the functional currency of the above subsidiaries.

Further analysis concerning changes in the Group is set out in note 46.

41. Segment reporting

a. Analysis by business segment

(amounts in million Euro)

31.12.2007

	Retail	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other	Group	Discontinued operation	Group (continuing operation)
Interest	993.6	308.4	18.7	36.9	231.7	16.9	1,606.2	0.9	1,605.3
Commission	166.0	91.5	89.6	50.6	69.2	(2.0)	464.9	0.4	464.5
Other income	18.6	5.5	13.3	28.7	44.9	140.2	251.2	83.7	167.5
Total income	**1.178.2**	**405.4**	**121.6**	**116.2**	**345.8**	**155.1**	**2,322.3**	**85.0**	**2,237.3**
Total expenses	**(554.0)**	**(110.3)**	**(63.8)**	**(38.1)**	**(201.3)**	**(62.0)**	**(1,029.5)**	**(4.2)**	**(1,025.3)**
Impairment	(115.7)	(84.0)		1.0	(27.4)	(0.6)	(226.7)		(226.7)
Profit before tax	**508.5**	**211.1**	**57.8**	**79.1**	**117.1**	**92.5**	**1,066.1**	**80.8**	**985.3**
Assets	19,877.5	17,455.1	2,284.6	7,423.5	7,104.0	539.6	54,684.3		54,684.3
Liabilities	28,430.3	2,552.0	1,818.8	9,626.2	6,198.8	1,766.9	50,393.0		50,393.0
Capital expenditures	72.7	41.9	2.0	2.0	55.2	9.2	183.0		183.0
Depreciation and amortization	35.9	8.6	2.3	1.2	19.8	10.7	78.5	0.2	78.3

(amounts in million Euro)

31.12.2006

	Retail	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other	Group	Discontinued operation	Group (continuing operation)
Interest	897.1	278.7	22.6	49.9	172.0	2.8	1,423.1	5.5	1,417.6
Commission	147.1	84.5	85.2	40.1	53.3	(7.7)	402.5	2.4	400.1
Other income	11.7	3.1	35.0	23.0	23.1	59.4	155.3	30.9	124.4
Total income	**1,055.9**	**366.3**	**142.8**	**113.0**	**248.4**	**54.5**	**1,980.9**	**38.8**	**1,942.1**
Total expenses	**(508.7)**	**(100.6)**	**(84.5)**	**(32.8)**	**(153.6)**	**(34,5)**	**(914.7)**	**(27.3)**	**(887.4)**
Impairment	(166.1)	(63.1)	(1.2)		(24.8)		(255.2)	(1.2)	(254.0)
Profit before tax	**381.1**	**202.6**	**57.1**	**80.2**	**70.0**	**20.0**	**811.0**	**10.3**	**800.7**
Assets	15,054.9	14,642.1	2,637.5	12,866.6	4,092.3	506.2	49,799.6	356.5	49,443.1
Liabilities	24,410.8	2,248.3	1,532.7	13.092,6	3,634.4	1,267.2	46,186.0	352.4	45,833.6
Capital expenditures	63.0	11.3	5.1	2.7	35.0	1.5	118.6		118.6
Depreciation and amortization	29.5	6.5	3.8	0.9	15.4	8.4	64.5	1.7	62.8

i. Retail banking

Includes all individuals (retail banking customers) of the Group, professionals, small companies.

The Group offers through its extensive branch network, all types of deposit products (deposits/ savings accounts, working capital/ current accounts, investment facilities/ term deposits, Repos, Swaps), loan facilities (mortgages, consumer, corporate loans, letter of guarantees) and debit and credit cards to the above customers.

ii. Corporate banking

Includes all medium-sized and large companies, corporations with international activities, corporations managed by the Corporate Banking Division (Corporate) and shipping corporations.

The Group offers working capital facilities, corporate loans, and letters of guarantees.

This sector also includes the leasing products which are offered through Alpha Leasing A.E. and factoring services to third parties through ABC Factors A.E.

iii. Asset management / Insurance

Consists of a wide range of asset management services through Group's private banking and Alpha Asset Management A.E.D.A.K.

In addition it is offered a wide range of insurance products to individuals and companies through AXA Insurance which is the corporate successor of the subsidiary Alpha Insurance A.E.

iv. Investment Banking/ Treasury

Includes stock exchange, advisory and brokerage services relating to capital markets, and also investment banking facilities, offered either by the Bank or through specialized subsidiaries (Alpha Finance, Alpha Ventures). Includes also the activities of the Dealing Room in the interbank market (FX Swaps, Bonds, Futures, IRS, Interbank placements – Loans etc.). It is noted that for comparative purposes, an amount of € 36,6 million that relates to income on financial transactions of 2006, was reclassified to the respective segment from "Other".

v. South Eastern Europe

Consists of the Bank's branches and subsidiaries operating in South Eastern Europe.

vi. Other

This segment consists of the Bank's income and expenses that are not related to operating activities and administrative expenses which are distributed to Group companies.

b. Analysis by geographical sector

(amounts in million Euro)

31.12.2007

	Greece	Other countries	Group	Discontinued operation	Group (continuing operation)
Interest	1,359.8	246.4	1,606.2	0.9	1,605.3
Commission	393.5	71.4	464.9	0.4	464.5
Other income	203,4	47.8	251.2	83.7	167.5
Total income	**1,956.7**	**365.6**	**2,322.3**	**85.0**	**2,237.3**
Total Expenses	**(816.1)**	**(213.4)**	**(1,029.5)**	**(4.2)**	**(1,025.3)**
Impairment	(199.3)	(27.4)	(226.7)	0.0	(226.7)
Profit before tax	**941.3**	**124.8**	**1,066.1**	**80.8**	**985.3**
Assets	**45,524.2**	**9,160.1**	**54,684.3**		**54,684.3**

31.12.2006

	Greece	Other countries	Group	Discontinued operation	Group (continuing operation)
Interest	1,221.1	202.0	1,423.1	5.5	1,417.6
Commission	345.7	56.8	402.5	2.4	400.1
Other income	131.5	23.8	155.3	30.9	124.4
Total income	**1,698.3**	**282.6**	**1,980.9**	**38.8**	**1,942.1**
Total Expenses	**(748.3)**	**(166.4)**	**(914.7)**	**(27.3)**	**(887.4)**
Impairment	(230.4)	(24.8)	(255.2)	(1.2)	(254.0)
Profit before tax	**719.6**	**91.4**	**811.0**	**10.3**	**800.7**
Assets	**39,860.3**	**9,939.3**	**49,799.6**	**356.5**	**49,443.1**

42. Financial risk management

The Group has established a systematic and disciplined management framework for the reliable measurement of risk. Considering the stability and continuity of its operations, the Group's management places high priority on the goal of implementing and continuously improving this framework, in order to minimize potential negative effects on Group's financial results.

The Board of Directors of the Bank has overall responsibility for the improvement and oversight of the Risk Management framework. Risk Management Committee is established, which meets on a quarterly basis and reports to the Board of Directors on its activities. The Risk Management Committee is responsible for the implementation and monitoring compliance with the risk management policies. The Bank re-examines the effectiveness of the risk management framework on a regular basis in order to ensure compliance with international best practices and regulatory framework.

Risk management division operate within the Group under the supervision of the Group's Chief Risk Officer and have been assigned with the responsibility of implementing the risk management framework, according to the directions of the Risk Management Committee.

42.1 Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk is considered the most significant risk for the Group, and its continuous monitoring is management's first priority.

The Group in order to effectively manage credit risk has developed specific methodologies and systems to measure credit risk. These systems and methodologies are continuously evolving so as to provide to the maximum extent possible current and productive support in the decisions making process of the business units in order to avoid possible adverse consequences on the results of the Group.

The main point for the measurement of credit risk is the credit risk grading system established in Alpha Bank Group. Current systems use both quantitative and qualitative criteria of measurement and also criteria of transactional behavior in order to report customer probabilities of loss given defaults. Respective models are continuously improved in order for the total loan portfolio to be included in the new system of internal grading imposed by capital adequacy. The credit grading system consists of nine basic grades. Additionally, the Group uses ratings provided by International Rating Agencies.

Credit risk rating also determine both credit limits and collaterals and it is systematically reassessed on a six or twelve month basis. The reassessment is based on the customer's credit worthiness and on any new information and events that may have a significant impact on the level of credit risk.

Credit risk grading systems are being constantly tested qualitatively in order to assure at every turn their ability. At the same time the Group performs stress testing exercises concerning credit risk on a regular basis. Based on respective stress testing an estimation is provided of the size of financial losses that could occur under extreme transactional behavior of the clients. Additionally, on regular basis large exposures are monitored and management and the Board of Directors are informed.

The Group assess as at each balance sheet date, whether there is evidence of impairment in accordance with the general principles and methodology set out in IAS 39 and the relevant implementation guidance.

Specifically the above mentioned procedures include the following steps:

a. Establishment of events that provide objective evidence that a loan is impaired (trigger events).
b. The criteria for assessment on an individual or collective basis.
c. Establishment of groups of assets with similar risk characteristics.
d. Methodology in determing future cash flows from impaired loans.
e. Interest income recognition.
f. Recoveries.

In note 1.13 "Impairment losses on loans and advances" the accounting principles applied for loan impairment are described in detail.

FINANCIAL INSRUMENTS CREDIT RISK

	31.12.2007			31.12.2006		
	Exposure before impairment	**Impairment**	**Net exposure to credit risk**	**Exposure before impairment**	**Impairment**	**Net exposure to credit risk**
a) Credit risk exposure relating on balance sheet items:						
Due from Banks	3,516,393	6,697	3,509,696	4,644,395	7,683	4,636,712
Loans and advances to customers						
Individuals:						
- Mortgages	11,186,669	55,402	11,131,267	8,812,267	45,417	8,766,850
- Consumer	3,606,631	142,221	3,464,410	2,445,129	156,201	2,288,928
- Credit cards	1,092,863	54,123	1,038,740	942,025	29,426	912,599
- Other	146,762		146,762	217,035		217,035
Total	16,032,925	251,746	15,781,179	12,416,456	231,044	12,185,412
Companies:						
- Corporate loans	24,771,065	521,921	24,249,144	18,992,719	679,905	18,312,814
- Leasing	1,338,340	24,977	1,313,363	1,086,745	24,223	1,062,522
- Factoring	532,640	3,215	529,425	495,692	3,624	492,068
Other receivables	237,695	38,735	198,960	208,671	38,453	170,218
Total	26,879,740	588,848	26,290,892	20,783,827	746,205	20,037,622
Securities held for trading:						
- Government bonds	241,724		241,724	186,753		186,753
- Other debt securities	21,729		21,729	86,498		86,498
- Derivative financial instruments	383,432		383,432	245,676		245,676
Total	646,885		646,885	518,927		518,927
Investment securities:						
- Available for sale (government bonds)	1,925,351		1,925,351	6,253,815		6,253,815
- Available for sale (other)	1,086,803		1,086,803	1,170,994		1,170,994
- Available for sale (other variable yield securities)	53,640		53,640	62,102		62,102
Total	3,065,794		3,065,794	7,486,911		7,486,911
Total amount of on balance sheet items exposed to credit risk (a)	**50,141,737**	**847,291**	**49,294,446**	**45,850,516**	**984,932**	**44,865,584**
Other on balance sheet items not exposed to credit risk	5,280,413		5,280,413	4,835,645		4,835,645
Total Assets	**55,422,150**	**847,291**	**54,574,859**	**50,686,161**	**984,932**	**49,701,229**
b) Credit risk exposure relating to off balance sheet items						
Letter of guarantee and letters of credit	4,883,285	45,929	4,837,356	4,840,966	14,946	4,826,020
Undrawn credit facilities	17,573,361		17,573,361	14,408,504		14,408,504
Total amount of off balance sheet items exposed to credit risk b)	**22,456,646**	**45,929**	**22,410,717**	**19,249,470**	**14,946**	**19,234,524**
Total credit risk exposure (a+b)	**72,598,383**	**893,220**	**71,705,163**	**65,099,986**	**999,878**	**64,100,108**

Credit commitments includes an amount of € 921 million (31.12.2006: € 448 million) which are committed limits that cannot be canceled in cases where it becomes apparent that the counter party will fail to meet their contractual obligations.

LOANS AND ADVANCES TO CUSTOMERS – Analysis of past due amounts

	31.12.2007			
	Neither past due nor impaired	Past due but not impaired	Impaired	Total
Loans and advances to individuals				
- Mortgages				
Performing loans	9,833,963	-		9,833,963
Past due 1-90 days	-	1,083,852		1,083,852
Past due >90 days	-	-	268,854	268,854
	9,833,963	**1,083,852**	**268,854**	**11,186,669**
- Credit cards and consumer loans				
Performing loans	4,209,177	-	-	4,209,177
Past due 1-90 days	-	431,590	-	431,590
Past due >90 days	-	-	205,489	205,489
	4,209,177	**431,590**	**205,489**	**4,846,256**
Corporate loans				
Performing loans	22,826,730	-	240,585	23,067,315
Past due 1-90 days	-	2,605,516	84,853	2,690,369
Past due >90 days	-	263,823	858,233	1,122,056
	22,826,730	**2,869,339**	**1,183,671**	**26,879,740**
Total portfolio				
Performing loans	36,869,870	-	240,585	37,110,455
Past due 1-90 days	-	4,120,958	84,853	4,205,811
Past due >90 days	-	263,823	1,332,576	1,596,399
Total	**36,869,870**	**4,384,781**	**1,658,014**	**42,912,665**

	31.12.2006			
	Neither past due nor impaired	Past due but not impaired	Impaired	Total
Loans and advances to individuals				
- Mortgages				
Performing loans	7,807,066			7,807,066
Past due 1-90 days		749,558		749,558
Past due >90 days			255,643	255,643
	7,807,066	**749,558**	**255,643**	**8,812,267**
- Credit cards and consumer loans				
Performing loans	3,110,265	-	-	3,110,265
Past due 1-90 days	-	301,603	-	301,603
Past due >90 days	-	-	192,321	192,321
	3,110,265	**301,603**	**192,321**	**3,604,189**
Corporate loans				
Performing loans	16,887,278	-	270,747	17,158,025
Past due 1-90 days	-	2,259,550	128,801	2,388,351
Past due >90 days	-	269,022	968,429	1,237,451
	16,887,278	**2,528,572**	**1,367,977**	**20,783,827**
Total portfolio				
Performing loans	27,804,609	-	270,747	28,075,356
Past due 1-90 days	-	3,310,711	128,801	3,439,512
Past due >90 days	-	269,022	1,416,393	1,685,415
Total	**27,804,609**	**3,579,733**	**1,815,941**	**33,200,283**

LOANS AND ADVANCES TO CUSTOMERS – Neither past due nor impaired

	31.12.2007			
	Mortgage	Credit cards and consumer loans	Corporate loans	Total
Low risk	9,833,963	4,209,177	22,046,275	36,089,415
Under surveillance			780,455	780,455
Total	**9,833,963**	**4,209,177**	**22,826,730**	**36,869,870**

	31.12.2006			
	Mortgage	Credit cards and consumer loans	Corporate loans	Total
Low risk	7,807,066	3,110,265	16,209,429	27,126,760
Under surveillance			677,849	677,849
Total	**7,807,066**	**3,110,265**	**16,887,278**	**27,804,609**

This category includes loans that have indications that the counterparty will not be able to meet their contractual obligations, accounts were a settlement was agreed during the last 12 months, and they are subsequently meeting their obligations. These loans amounted to € 51.6 million as at 31.12.2007 (31.12.2006: € 88.6 million).

LOANS AND ADVANCES TO CUSTOMERS – past due but not impaired

	31.12.2007			
	Mortgage	Credit cards and consumer loans	Corporate loans	Total
Past due 1-90 days	1,083,852	431,590	2,605,516	4,120,958
Past due > 90 days			263,823	263,823
Total	**1,083,852**	**431,590**	**2,869,339**	**4,384,781**
Fair value of collaterals	**1,647,538**	**106,949**	**3,693,984**	**5,448,472**

	31.12.2006			
	Mortgage	Credit cards and consumer loans	Corporate loans	Total
Past due 1-90 days	749,558	301,603	2,259,550	3,310,711
Past due > 90 days	-	-	269,022	269,022
Total	749,558	301,603	2,528,572	3,579,733
Fair value of collaterals	**1,162,874**	**86,711**	**3,686,803**	**4,936,388**

LOANS AND ADVANCES TO CUSTOMERS – Impaired

	31.12.2007			
Loans and advances to individuals	Mortgage	Credit cards and consumer loans	Corporate loans	Total
Carrying amount before impairment	268,854	205,489	1,183,671	1,658,014
Allowance of impairment	(55,402)	(196,344)	(588,848)	(840,594)
Carrying amount	213,452	9,145	594,823	817,420
Fair value of collaterals	**260,899**	**21,582**	**1,000,142**	**1,282,623**

	31.12.2006			
Loans and advances to individuals	Mortgage	Credit cards and consumer loans	Corporate loans	Total
Carrying amount before impairment	255,643	192,321	1,367,977	1,815,941
Allowance of impairment	(45,417)	(185,627)	(746,205)	(977,249)
Carrying amount	210,226	6,694	621,772	838,692
Fair value of collaterals:	**221,322**	**12,161**	**1,150,725**	**1,384,207**

DUE FROM BANKS: DERIVATIVE FINANCIAL INSTRUMENTS AND DEBT SECURITIES

	31.12.2007				
	Due from Banks	Trading securities	Derivatives financial instruments	Available for sale	Total
AA				81,305	81,305
A- to AA+	289,905		265,630	10,000	565,535
- to A+	1,664,704	244,813	54,622	2,062,609	4,026,748
ower than A-	1,561,784	18,640	347	911,880	2,492,651
nrated			62,833		62,833
otal	3,516,393	263,453	383,432	3,065,794	7,229,072

	31.12.2006				
	Due from Banks	Trading securities	Derivatives financial instruments	Available for sale	Total
AA		123,895		178,069	301,964
A- to AA+	1,467,682	30,248	170,559	193,198	1,861,687
- to A+	3,042,044	65,725	36,168	6,203,698	9,347,635
ower than A-	134,669	53,383	13,492	911,946	1,113,490
nrated	-		25,457		25,457
otal	4,644,395	273,251	245,676	7,486,911	12,650,233

DEBT SECURITIES, GOVERNMENT BONDS AND OTHER ELIGIBLE BILLS: analysis of past due amounts

	31.12.2007				
	Due from Banks	**Trading securities**	**Derivatives financial instruments**	**Available for sale**	**Total**
Neither past due nor impaired	3,509,696	263,453	383,432	3,065,794	7,222,375
Past due and not impaired	-	-	-	-	-
Impaired	6,697	-	-	-	6,697
Total	**3,516,393**	**263,453**	**383,432**	**3,065,794**	**7,229,072**

	31.12.2006				
	Due from Banks	**Trading securities**	**Derivatives financial instruments**	**Available for sale**	**Total**
Neither past due nor impaired	4,636,348	273,251	245,676	7,486,911	12,642,186
Past due and not impaired	-	-	-	-	-
Impaired	8,047	-	-	-	8,047
Total	**4,644,395**	**273,251**	**245,676**	**7,486,911**	**12,650,233**

In the following tables are presented the financial instruments carrying amounts by industry sectors of the counterparties.

FINANCIAL INSTRUMENTS CREDIT RISK. Analysis by industry sector

	31.12.2007										
	Financial Institutions	Manufacturing	Construction and real estate	Whole sale and retail trade	Public sector	Transportation	Shipping	Hotels/ Tourism	Other sectors	Individuals	Total
Credit risk exposure relating to on balance sheet items:											
Due from Banks	3,516,393										3,516,393
Loans and advances to customers											
Individuals:											
- Mortgages										11,186,669	11,186,669
- Credit cards and Consumer loans										4,699,494	4,699,494
- Other loans										146,762	146,762
Total										16,032,925	16,032,925
Companies											
- Corporate loans	1,206,591	4,844,582	3,649,578	6,099,197	238,362	1,935,614	1,360,515	2,034,856	3,639,465		25,008,760
- Leasing	133,151	251,264	360,413	344,364	481			64,245	184,422		1,338,340
- Factoring	34,113	269,615	2,685	168,996				1,265	55,966		532,640
Total	1,373,855	5,365,461	4,012,676	6,612,557	238,843	1,935,614	1,360,515	2,100,366	3,879,853		26,879,740
Securities held for trading:											
Debt securities					236,340				27,113		263,453
Derivative financial instruments	324,929								58,503		383,432
Total	324,929	-	-	-	236,340	-	-	-	85,616	-	646,885
Investment securities:											
Available for sale	803,345	82,100		80,246	1,856,217				243,886		3,065,794
Total carrying amount of on balance sheet items exposed to credit risk (a)	**6,018,522**	**5,447,561**	**4,012,676**	**6,692,803**	**2,331,400**	**1,935,614**	**1,360,515**	**2,100,366**	**4,209,355**	**16,032,925**	**50,141,737**
Other on balance sheet items not exposed to credit risk									5,280,413		5,280,413
Total assets	**6,018,522**	**5,447,561**	**4,012,676**	**6,692,803**	**2,331,400**	**1,935,614**	**1,360,515**	**2,100,366**	**9,489,768**	**16,032,925**	**55,422,150**
Credit risk exposures relating to off balance sheet items											
Letters of guarantee and letters of credit	11,009	729,337	902,888	770,334	4,534	10,203	38,701	124,063	2,292,216		4,883,285
Undrawn credit facilities									17,573,361		17,573,361
Total carrying amount of off balance sheet items exposed to credit risk (b)	**11,009**	**729,337**	**902,888**	**770,334**	**4,534**	**10,203**	**38,701**	**124,063**	**19,865,577**		**22,456,646**
Total credit risk exposure (a+b)	**6,029,531**	**6,176,898**	**4,915,564**	**7,463,137**	**2,335,934**	**1,945,817**	**1,399,216**	**2,224,429**	**24,074,932**	**16,032,925**	**72,598,383**

FINANCIAL INSTRUMENTS CREDIT RISK. Analysis by industry sector

31.12.2006

	Financial Institutions	Manufacturing	Construction and real estate	Whole sale and retail trade	Public sector	Transportation	Shipping	Hotels/ Tourism	Other sectors	Individuals	Total
Credit risk exposure relating to on balance sheet items:											
Due from Banks	4,644,395										4,644,395
Loans and advances to customers											
Individuals:											
- Mortgages										8,812,267	8,812,267
- Credit cards and Consumer loans										3,387,154	3,387,154
- Other loans										217,035	217,035
Total										12,416,456	12,416,456
Companies											
- Corporate loans	462,982	4,442,210	2,486,756	5,338,815	319,624	1,034,767	777,908	1,694,934	2,643,394		19,201,390
- Leasing	100,503	190,363	195,437	329,618	2,067			64,997	203,760		1,086,745
- Factoring	14,079	272,811	2,060	149,474				1,494	55,774		495,692
Total	577,564	4,905,384	2,684,253	5,817,907	321,691	1,034,767	777,908	1,761,425	2,902,928		20,783,827
Securities held for trading:											
- Debt securities					221,300				51,951		273,251
- Derivative financial instruments	206,181								39,495		245,676
Total	206,181				221,300				91,446		518,927
Investment securities											
Available for sale	4,967,290				2,269,598				250,023		7,486,911
Total carrying amount of on balance sheet items exposed to credit risk (a)	**10,395,430**	**4,905,384**	**2,684,253**	**5,817,907**	**2,812,589**	**1,034,767**	**777,908**	**1,761,425**	**3,244,397**	**12,416,456**	**45,850,516**
Other on balance sheet items not exposed to credit risk									4,835,645		4,835,645
Total assets	**10,395,430**	**4,905,384**	**2,684,253**	**5,817,907**	**2,812,589**	**1,034,767**	**777,908**	**1,761,425**	**8,080,042**	**12,416,456**	**50,686,161**
Credit risk exposures relating to off balance sheet items											
Letters of guarantee and letters of credit	242,120	505,532	1,201,621	652,767	4,281	3,563	7,590	88,289	2,135,203		4,840,966
Undrawn credit facilities									14,408,504		14,408,504
Total carrying amount of off balance sheet items exposed to credit risk (b)	**242,120**	**505,532**	**1,201,621**	**652,767**	**4,281**	**3,563**	**7,590**	**88,289**	**16,543,707**	**-**	**19,249,470**
Total credit risk exposure (a+b)	**10,637,550**	**5,410,916**	**3,885,874**	**6,470,674**	**2,816,870**	**1,038,330**	**785,498**	**1,849,714**	**19,788,104**	**12,416,456**	**65,099,986**

42.2 Market risk

Market risk is the risk of losses arising from unfavourable changes in interest rates, foreign exchange rates, equity prices and commodities. Losses may occur either from the trading portfolio or from the banking book.

i. Trading portfolio

Market risk is measured with Value at Risk – VAR. The method applied for calculating Value at Risk is historical simulation. The Bank applies a holding period of 1 and 10 days, depending on the time required to liquidate the portfolio.

	1 day value at risk 99% confidence level (2 years historical data)					
	2007					2006
	Foreign currency risk	Interest rate risk	Price risk	Covariance	Total	Total
31 December	129,899	400,253	58,054	(267,415)	320,791	1,287,000
Average daily value (annual)	363,901	818,897	564,707	(728,010)	1,019,495	2,087,632
Maximum daily value (annual)	1,039,112	2,345,212	1,266,372	(1,623,054)	3,027,642	4,640,487
Minimum daily value (annual)	71,192	259,452	52,685	(160,290)	223,039	546,742

The above items concern the Bank. The Group's subsidiaries and branches have limited trading positions, which are immaterial compared to the positions of the Bank. As a result the market risk effect deriving from these positions is immaterial.

The Value at Risk methodology is complemented with stress tests based on both historical and hypothetical extreme movements of market parameters, in order to estimate the potential size of losses that could arise in extreme conditions.

Within the scope of policy-making for financial risk management by the Assets and Liabilities Management Committee (ALCO), exposure limits and maximum loss (stop loss) limits for various products of the trading portfolio have been set. In particular limits have been set for the following risks:

- Foreign currency risk regarding spot and forward positions.
- Interest rate risk regarding positions on bonds, Interest Rate Swaps, Interest Futures, Interest Options.
- Price risk regarding positions in shares, index futures and options.
- Credit risk regarding interbank transactions, corporate bonds and emerging market government bond.

Positions held in these products are monitored during the day and are examined as to the corresponding limit percentage cover and limit excess.

ii. Asset/Liability Management

Apart from the trading portfolio, market risk may also arise, from the banking book. The interest rate and foreign exchange risk calculation methodology is the same for the Bank and for the Group companies.

a. Foreign exchange risk

The Group takes on exposure to the fluctuations in foreign exchange rates. The General Management of the Group sets limits on the level of exposure by currency and in total for both overnight and intra-day positions. The total position arises from the net on-balance sheet position and derivatives forward position is presented in the tables below:

	31.12.2007						
	USD	GBP	CHF	JPY	OTHER F/C	EURO	TOTAL
ASSETS							
Cash and balances with Central Banks	29,168	2,317	735	38	520,922	2,710,432	3,263,612
Due from banks	563,054	102,925	201,888	(7,842)	218,555	2,431,116	3,509,696
Securities held for trading	(3)	-	-	-	19,018	247,032	266,047
Derivative financial instruments	-	-	-	-	-	383,432	383,432
Loans and advances to customers	2,143,130	733,485	1,286,883	36,745	2,483,723	35,388,105	42,072,071
Investment Securities							
-Available for sale	517,212	7,647	-	-	157,830	2,474,212	3,156,901
Investments in associates	2	(14)	-	-	(2)	5,334	5,320
Investment property	-	-	-	-	8,416	65,144	73,560
Property, plant and equipment	25	3,386	-	-	145,702	1,024,162	1,173,275
Goodwill and other intangible assets	-	573	-	-	73,302	60,622	134,497
Deferred tax assets	-	49	-	-	3,904	166,304	170,257
Other assets	5,918	1,679	250	1	47,299	330,529	385,676
Non-current assets held for sale	-	-	-	-	514	89,431	89,945
Total Assets	**3,258,506**	**852,047**	**1,489,756**	**28,942**	**3,679,183**	**45,375,855**	**54,684,289**
LIABILITIES							
Due to banks and customers	4,326,281	533,970	(5,880)	828,208	2,861,422	30,558,893	39,102,894
Derivative financial instruments	-	-	-	-	-	384,139	384,139
Debt securities in issue and other borrowed funds	56,845	-	115,780	183,633	378,959	8,454,080	9,189,297
Liabilities for current income tax and other taxes	-	1,766	-	-	6,428	150,603	158,797
Deferred tax liabilities	-	-	-	-	6,875	87,932	94,807
Employee defined benefit obligations	-	-	-	-	33,961	8,058	42,019
Other liabilities	7,184	4,105	397	434	10,432	1,301,002	1,323,554
Provisions	-	-	-	-	48,085	47,850	95,935
Liabilities related to assets held-for-sale	-	-	-	-	-	1,583	1,583
Total Liabilities	**4,390,310**	**539,841**	**110,297**	**1,012,275**	**3,346,162**	**40,994,140**	**50,393,025**
Net on-balance sheet position	(1,131,804)	312,206	1,379,459	(983,333)	333,021	4,381,715	4,291,264
Derivatives forward foreign exchange position	1,150,203	(294,136)	(1,383,736)	978,495	49,646	(320,192)	180,280
Total foreign exchange position	**18,399**	**18,070**	**(4,277)**	**(4,838)**	**382,667**	**4,061,523**	**4,471,544**
Undrawn credit facilities	158,990	84,645	-	-	512,007	16,817,719	17,573,361

	31.12.2006						
	USD	GBP	CHF	JPY	OTHER F/C	EURO	TOTAL
Total Assets	2,986,286	558,204	620,620	42,449	2,531,602	43,060,499	49,799,660
Total Liabilities	2,884,686	500,415	30,300	624,428	2,347,802	39,798,362	46,185,993
Net on-balance sheet position	101,600	57,789	590,320	(581,979)	183,800	3,262,137	3,613,667
Derivatives forward foreign exchange position	(114,125)	(25,708)	(593,254)	577,724	230,442	(89,772)	(14,693)
Total foreign exchange position	**(12,525)**	**32,081**	**(2,934)**	**(4,255)**	**414,242**	**3,172,365**	**3,598,974**
Undrawn credit facilities	32,219	57,834	-	-	280,348	14,038,103	14,408,504

The net foreign exchange position as at 31.12.2007 presents the following sensitivity analysis:

	Currency risk		
Currency	**Exchange rate variation scenario against Euro (%)**	**Impact on net income before tax**	**Impact on equity**
USD	Appreciation of USD 5%	968	
USD	Depreciation of USD 5%	(876)	
GBP	Appreciation of GBP 5%	951	
GBP	Depreciation of GBP 5%	(861)	
RSD	Appreciation of RSD 5%		9,632
RSD	Depreciation of RSD 5%		(8,714)

The Bank's high exposure in other currencies is primarily due to the CYP/EUR, position which due to the entrance of Cyprus in the EURO zone does not exist from 1.1.2008. The sensitivity analysis for foreign exchange position in RSD is presented in the above table.

b. Interest rate risk

Gap Analysis is performed in order to examine the interest rate risk of the banking book. Assets and liabilities are allocated into time bands according to their Reprice Date for variable interest rate instruments,or according to their Maturity Date for fixed rate instruments.

Gap Analysis is presented in the table below:

	31.12.2007							
	Less than 1 month	**1 to 3 months**	**3 to 6 months**	**6 to 12 months**	**1 to 5 years**	**More than 5 years**	**Non-interest bearing**	**Total**
ASSETS								
Cash and balances with Central Banks	2,712,836	-	-	-	-	-	550,776	3,263,612
Due from banks	2,621,128	179,809	42,390	132,781	522,910	6,727	3,951	3,509,696
Securities held for trading	11,577	1,100	24,210	274	37,068	191,818	-	266,047
Derivative financial instruments	383,432	-	-	-	-	-	-	383,432
Loans and advances to customers	22,707,257	7,819,711	3,823,368	1,014,238	6;487,910	219,587	-	42,072,071
Investment Securities								
- Available-for-sale	157,570	583,990	1,861,064	128,553	56,316	271,342	98,066	3,156,901
Investments in associates	-	-	-	-	-	-	5,320	5,320
Investment property	-	-	-	-	-	-	73,560	73,560
Property, plant and equipment	-	-	-	-	-	-	1,173,275	1,173,275
Goodwill and other intangible assets	-	-	-	-	-	-	134,497	134,497
Deferred tax assets	-	-	-	-	-	-	170,257	170,257
Other assets	-	-	-	-	-	-	385,676	385,676
Non-current assets held-for-sale	-	-	-	-	-	-	89,945	89,945
Total Assets	**28,593,800**	**8,584,610**	**5,751,032**	**1,275,846**	**7,104,204**	**689,474**	**2,685,323**	**54,684,289**
LIABILITIES								
Due to banks	2,935,144	1,309,583	156,254	34,154	722	1,198	681	4,437,736
Derivative financial instruments	384,139	-	-	-	-	-	-	384,139
Due to customers	28,710,388	2,747,807	1,138,970	734,091	1,267,459	7,577	58,866	34,665,158
Debt securities in issue held by institutional investors and other borrowed funds	2,004,290	6,548,581	612,409	20,659	3,358	-	-	9,189,297
Liabilities for current income tax and other taxes	-	-	-	-	-	-	158,797	158,797
Deferred tax liabilities	-	-	-	-	-	-	94,807	94,807
Employee defined benefit obligations	-	-	-	-	-	-	42,019	42,019
Other liabilities	-	-	-	-	-	-	1,323,554	1,323,554
Provisions	-	-	-	-	-	-	95,935	95,935
Liabilities related to assets held-for-sale	-	-	-	-	-	-	1,583	1,583
Total Liabilities	**34,033,961**	**10,605,971**	**1,907,633**	**788,904**	**1,271,539**	**8,775**	**1,776,242**	**50,393,025**
EQUITY								
Share capital	-	-	-	-	-	-	1,602,809	1,602,809
Share premium	-	-	-	-	-	-	184,033	184,033
Reserves	-	-	-	-	-	-	445,662	445,662
Retained earnings	-	-	-	-	-	-	1,138,195	1,138,195
Treasury shares	-	-	-	-	-	-	(188)	(188)
Minority interest	-	-	-	-	-	-	32,859	32,859
Hybrid securities	-	887,894	-	-	-	-	-	887,894
Total Equity	**-**	**887,894**	**-**	**-**	**-**	**-**	**3,403,370**	**4,291,264**
Total Liabilities and Equity	**34,033,961**	**11,493,865**	**1,907,633**	**788,904**	**1,271,539**	**8,775**	**5,179,612**	**54,684,289**
GAP	**(5,440,161)**	**(2,909,255)**	**3,843,399**	**486,942**	**5,832,665**	**680,699**	**(2,494,289)**	
CUMMULATIVE GAP	**(5,440,161)**	**(8,349,416)**	**(4,506,017)**	**(4,019,075)**	**1,813,590**	**2,494,289**	**-**	

	31.12.2006							
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
ASSETS								
Cash and balances with Central Banks	2,185,352	-	-	-	386	-	489,964	2,675,702
Due from banks	3,592,485	149,947	218,710	262,225	403,406	6,883	3,056	4,636,712
Securities held for trading	109,049	27,232	21,616	26,834	73,041	42,061	6,158	305,991
Derivative financial instruments	245,676	-	-	-	-	-	-	245,676
Loans and advances to customers	20,471,077	4,031,162	2,798,777	1,013,802	3,155,190	668,161	84,865	32,223,034
Investment Securities - Available for sale	62,212	82,644	797,561	392,442	5,602,800	509,804	105,139	7,552,602
Investments in associates	1	-	-	-	-	-	4,090	4,091
Investment property	-	-	-	-	-	-	31,518	31,518
Property, plant and equipment	-	-	-	-	-	-	935,996	935,996
Goodwill and other intangible assets	-	-	-	-	-	-	117,138	117,138
Deferred tax assets	-	-	-	-	-	-	276,973	276,973
Other assets	-	-	-	-	-	-	309,840	309,840
Non-current assets held-for-sale	-	-	-	-	-	-	484,387	484,387
Total Assets	26,665,852	4,290,985	3,836,664	1,695,303	9,234,823	1,226,909	2,849,124	49,799,660
LIABILITIES								
Due to banks	5,955,296	451,508	99,265	93,119	85,047	7	2,284	6,686,526
Derivative financial instruments	224,576	-	-	-	-	-	-	224,576
Due to customers	27,900,137	1,109,864	636,743	523,488	32,634	4,656	807,172	31,014,694
Debt securities in issue held by institutional investors and other borrowed funds	322,045	5,877,446	131,897	17,079	-	-	-	6,348,467
Liabilities for current income tax and other taxes	-	-	-	-	-	-	129,077	129,077
Deferred tax liabilities	-	-	-	-	-	-	140,208	140,208
Employee defined benefit obligations	-	-	-	-	-	-	548,584	548,584
Other liabilities	-	-	-	-	-	-	675,003	675,003
Provisions	-	-	-	-	-	-	65,263	65,263
Liabilities related to assets held-for-sale	-	700	4,108	1,352	-	-	347,435	353,595
Total liabilities	34,402,054	7,439,518	872,013	635,038	117,681	4,663	2,715,026	46,185,993
Equity								
Share capital	-	-	-	-	-	-	1,591,286	1,591,286
Share premium	-	-	-	-	-	-	127,961	127,961
Reserves	-	-	-	-	-	-	351,697	351,697
Retained earnings	-	-	-	-	-	-	686,018	686,018
Treasury shares	-	-	-	-	-	-	(14,653)	(14,653)
Amounts recognized directly in equity related to non-current assets held for sale	-	-	-	-	-	-	(2,576)	(2,576)
Minority interest	-	-	-	-	-	-	44,280	44,280
Hybrid securities	-	829,654	-	-	-	-	-	829,654
Total equity	-	829,654	-	-	-	-	2,784,013	3,613,667
Total Liabilities and equity	34,402,054	8,269,172	872,013	635,038	117,681	4,663	5,499,039	49,799,660
GAP	(7,736,202)	(3,978,187)	2,964,651	1,060,265	9,117,142	1,222,246	(2,649,915)	
CUMMULATIVE GAP	(7,736,202)	(11,714,389)	(8,749,738)	(7,689,473)	1,427,669	2,649,915	-	

Gap Analysis allows an immediate calculation of changes in net interest income and equity for available-for-sale securities upon application of alternative scenarios, such as changes in market interest rates or changes in Bank's and Group's companies base interest rates.

Currency	Interest rate variation scenario (parallel fall or rise in yield curves)	Sensitivity for net interest income (annual)	Sensitivity of equity
EUR	+50 m.b.	16,514	(9,902)
	-50 m.b.	(16,703)	10,093
USD	+50 m.b.	(1,013)	(680)
	-50 m.b.	1,027	685
GBP	+50 m.b.	412	(14)
	-50 m.b.	(409)	14

42.3 Liquidity risk

Liquidity risk refers to the Group's ability to maintain sufficient funds to cover its obligations. A substantial portion of the Group's assets are funded with customer deposits and bonds issued by the Group. Funding comprises two categories:

a) Customer deposits for working capital purposes

Deposits for working capital purposes consist of savings accounts and sight deposits. Although these deposits may be withdrawn on demand the number of accounts and type of depositors ensure that unexpected fluctuations are limited and that these deposits constitute mostly a stable deposit base.

b) Customer deposits and bonds issued for investment purposes

Customer deposits and bonds issued for investment purposes concern customer term deposits, customer repurchase agreements (repos) and sale of bonds issued by the Group.

According to Liquidity Gap Analysis, cash flows arising from all assets and liabilities are estimated and allocated into time bands depending on when they occur, with the exception of securities held for trading and available for sale securities. In the case of such portfolios, they are allocated in the first period using relevant haircuts.

Liquidity Gap Analysis is given in the table below:

	31.12.2007					
	less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	more than 1 year	Total
ASSETS						
Cash and balances with Central Banks	3,228,742	2,552	1,408	2,137	28,773	3,263,612
Due from Banks	2,573,667	130,342	80,716	134,673	590,298	3,509,696
Securities held for trading						
- Bonds	252,745				13,302	266,047
Derivative financial instruments	383,432					383,432
Loans and advances to customers	944,848	2,985,886	3,950,801	6,380,285	27,810,251	42,072,071
Investment securities						
- Bonds classified in available for sale	2,904,519				152,869	3,057,388
- Shares classified in available for sale	89,562				9,951	99,513
Investments in associates					5,320	5,320
Investment property					73,560	73,560
Property, plant and equipment					1,173,275	1,173,275
Goodwill and other intangible assets					134,497	134,497
Deferred tax assets					170,257	170,257
Other assets	7,581		14,415	158,230	205,450	385,676
Non-current assets held-for-sale					89,945	89,945
Total Assets	**10,385,096**	**3,118,780**	**4,047,340**	**6,675,325**	**30,457,748**	**54,684,289**
LIABILITIES						
Due to banks	2,938,843	849,253	140,094	32,714	476,832	4,437,736
Derivative financial instruments	384,139					384,139
Due to customers (including debt securities in issue)	7,470,658	3,010,010	1,710,240	1,884,253	20,589,997	34,665,158
Debt securities in issue held by institutional investors and other borrowed funds	457,103	9,859	12,576	698,538	8,011,221	9,189,297
Liabilities for current tax and other taxes	50,533		101,880	6,384		158,797
Deferred tax liabilities					94,807	94,807
Employee defined benefit obligations					42,019	42,019
Other liabilities	1,131,238	54,098	33,521	64,493	40,204	1,323,554
Provisions					95,935	95,935
Liabilities related to assets held-for-sale	1,583					1,583
Total Liabilities	**12,434,097**	**3,923,220**	**1,998,311**	**2,686,382**	**29,351,015**	**50,393,025**
Total Equity					**4,291,264**	**4,291,264**
Total Liabilities and Equity	**12,434,097**	**3,923,220**	**1,998,311**	**2,686,382**	**33,642,279**	**54,684,289**
Liquidity gap	**(2,049,001)**	**(804,440)**	**2,049,029**	**3,988,943**	**(3,184,531)**	

	31.12.2006					
	less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	more than 1 year	Total
ASSETS						
Cash and balances with Central Banks	2,675,702					2,675,702
Due from Banks	3,578,766	109,809	212,501	272,127	463,509	4,636,712
Securities held for trading						
- Bonds	290,691				15,300	305,991
Derivative financial instruments	245,676					245,676
Loans and advances to customers	1,001,730	2,534,946	3,208,807	4,958,311	20,519,240	32,223,034
Investment Securities						
- Bonds classified in available for sale	7,079,518				372,606	7,452,124
- Shares classified in available for sale	90,430				10,048	100,478
Investments in associates					4,091	4,091
Investment property					31,518	31,518
Property, plant and equipment					935,996	935,996
Goodwill and other intangible assets					117,138	117,138
Deferred tax assets					276,973	276,973
Other Assets	4,623	36	19,496	213,160	72,525	309,840
Non-current assets held-for-sale					484,387	484,387
Total Assets	**14,967,136**	**2,644,791**	**3,440,804**	**5,443,598**	**23,303,331**	**49,799,660**
LIABILITIES						
Due to banks	6,206,295	83,491	11,101	9,980	375,659	6,686,526
Derivative financial instruments	224,576					224,576
Due to customers (including debt securities in issue)	5,170,344	1,500,397	1,143,948	1,527,537	21,672,468	31,014,694
Debt securities in issue held by institutional investors and other borrowed funds	18,977	485,873	403,537	120,345	5,319,735	6,348,467
Liabilities for current income tax and other taxes	17,054		112,023			129,077
Deferred tax liabilities					140,208	140,208
Employee defined benefit obligations					548,584	548,584
Other liabilities	447,357	39,114	48,721	73,807	66,004	675,003
Provisions					65,263	65,263
Liabilities related to assets held-for-sale	353,595					353,595
Total Liabilities	**12,438,198**	**2,108,875**	**1,719,330**	**1,731,669**	**28,187,921**	**46,185,993**
Total Equity					**3,613,667**	**3,613,667**
Total Liabilities and Equity	**12,438,198**	**2,108,875**	**1,719,330**	**1,731,669**	**31,801,588**	**49,799,660**
Liquidity gap	**2,528,938**	**535,916**	**1,721,474**	**3,711,929**	**(8,498,257)**	

Cash flows arising from financial liabilities including derivative financial liabilities, are allocated into time bands according to their Due Date. Estimated interest payments are also included. Liabilities in foreign currency have been translated into Euro. Regarding derivatives,their outflows and inflows are estimated according to their contractual terms.

	Total Balance Sheet	31.12.2007 Nominal in flow/(outflow) Less than 1 month	2 to 3 months	4 to 6 months	7 to 12 months	More than 1 year	TOTAL
Non-derivative Liabilities							
Due to Banks	4,437,736	2,942,944	860,877	151,698	47,796	521,779	4,525,094
Due to customers	34,665,158	7,902,917	2,964,211	1,775,079	2,054,059	20,291,945	34,988,211
Debt securities in issue held by institutional investors and other borrowed funds	9,189,297	445,475	123,272	118,009	880,748	11,011,239	12,578,743
Other liabilities	1,323,554	1,131,238	54,098	33,521	64,493	40,203	1,323,553
Derivatives held for liabilities fair value hedge	103,670						
Outflows		(2,618)	(14,647)	(6,575)	(19,459)	(811,865)	(855,164)
Inflows		2,825	13,540	4,102	14,833	707,756	743,056
Derivatives held for assets fair value hedge	44,160						
Outflows		0	0	(48,430)	(8,431)	(1,202,158)	(1,259,019)
Inflows		7,810	5,839	13,598	27,061	1,158,024	1,212,332
Derivatives held for trading	236,309						
Outflows		(2,196,887)	(304,231)	(258,690)	(133,733)	(864,133)	(3,757,674)
Inflows		2,132,027	317,068	242,863	117,933	700,966	3,510,857
Total	49,999,884	12,365,731	4,020,027	2,025,175	3,045,300	31,553,756	53,009,989
Off balance sheet items							
Unrecognized loans commitments		(921,273)					(921,273)
Financial guarantees		(73,860)	(44,776)	(29,966)	(46,853)	(136,074)	(331,529)
Total off balance sheet items		(995,133)	(44,776)	(29,966)	(46,853)	(136,074)	(1,252,802)

	Total Balance Sheet	31.12.2006 Nominal in flow/(outflow) Less than 1 month	2 to 3 months	4 to 6 months	7 to 12 months	More than 1 year	TOTAL
Non-derivative Liabilities							
Due to Banks	6,686,526	6,047,115	162,632	48,584	383,959	100,249	6,742,539
Due to customers	31,014,694	6,032,726	1,542,243	1,245,335	1,722,760	20,929,293	31,472,357
Debt securities in issue held by institutional investors and other borrowed funds	6,348,467	42,318	596,043	614,532	222,385	8,440,781	9,916,059
Other liabilities	675,003	474,303	34,768	43,229	65,489	57,214	675,003
Derivatives held for liabilities fair value hedge	58,193						
Outflows		(1,083)	(7,099)	(4,488)	(13,584)	(593,595)	(619,849)
Inflows		693	3,022	2,856	6,333	433,103	446,007
Derivatives held for assets fair value hedge	1,263						
Outflows		0	0	(1,769)	(3,999)	(47,177)	(52,945)
Inflows		879	412	1,353	3,039	46,673	52,356
Derivatives held for trading	165,120						
Outflows		(905,352)	(155,120)	(157,918)	(257,473)	(900,636)	(2,376,499)
Inflows		888,100	179,942	141,451	241,538	813,965	2,264,996
Total	49,949,266	12,579,699	2,356,843	1,933,165	2,370,447	29,279,870	48,520,024
Off balance sheet items							
Unrecognized loans commitments		(448,051)					(448,051)
Financial guarantees		(172,682)	(93,069)	(31,295)	(41,345)	(85,861)	(424,252)
Total off balance sheet items		(620,733)	(93,069)	(31,295)	(41,345)	(85,861)	(872,303)

42.4 Fair value of financial Assets and Liabilities

The table below presents the carrying amounts and the fair values of financial assets and liabilities which are not carried at fair value in the financial statements. For the remaining financial assets and liabilities which are not carried at amortized cost the fair values are not substantially different from carrying amounts.

The fair value of loans is estimated based on the interbank market yield curves adjusted with the credit spread of loans.

The fair value of deposits is estimated based on the interbank market yield curves deducted with customers spread depending on form of the deposit.

Both loans and deposits future cash flows are discounted based on their duration and the respective interest rates.

	31.12.2007	
	Carrying amount	**Fair value**
Assets		
Loans and advances to customers	42,072,071	42,133,975
Liabilities		
Due to customers	34,665,158	34,665,470

43. Capital management - capital adequacy

The policy of the Group is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

The dividend policy is always examined in order to achieve the best balance between the higher return for the shareholder and the security affected by the sound capital position.

Share capital increases are performed through shareholders meeting or Board of Directors decisions in accordance with articles of association or relevant laws.

Specifically, the Shareholders' General Meeting held on 6 June 2006 gave the authority to the Board of Directors for the period of four years to approve a share capital increase in accordance with Law 2190/1920 article 13.

The Group is allowed to purchase treasury shares based on the terms and conditions of law.

The Group uses all modern methods to manage capital adequacy. It has issued hybrid and subordinated debt which are included as regulatory own-funds. The cost of these securities is lower than share capital and adds value to the shareholders.

The Bank capital adequacy is monitored by the Bank of Greece which is reported to on a quarterly basis.

In accordance with Presidential Decision of the Bank of Greece the minimum capital adequacy ratios have been (Tier I and capital adequacy ratio) which must be adhered to established by the Group.

The capital adequacy ratio is determined by comparing the Group's regulatory own funds with the risks that the Group undertakes (risk weighted assets). Own funds include Tier I capital (share capital, reserves, minority interests), additional Tier I capital (hybrid debt) and Tier II capital (subordinated debt and fixed asset revaluation reserves). The risk-weighted assets arise from the credit risk of the investment portfolio and the market risk of the trading portfolio.

The current capital ratios (Tier I ratio and capital adequacy ratio) are much higher than the regulatory limits set by the Bank of Greece directive (4% and 8%, respectively) and the capital base is capable to support the business growth of the Group in all areas for the next years.

	(In million of Euro) 31.12.2007	31.12.2006
Risk-weighted assets from credit risk	39,756	32,603
Risk-weighted assets from market risk	591	865
Total risk-weighted assets	40,347	33,468
Upper Tier I capital	3,129	2,701
Tier I capital	3,877	3,413
Total Tier I + Tier II capital	5,025	4,315
Upper Tier I ratio	7.8%	8.1%
Tier I ratio	9.6%	10.2%
Capital adequacy ratio (Tier I + Tier II)	12.5%	12.9%

44. Related-party transactions

a) The outstanding balances with members of the Board of Directors and their close family members are as follows:

	31.12.2007	31.12.2006
Loans	39,951	3,100
Deposits	43,523	31,067
Debts securities in issue	9,009	15,688
Letters of guarantee	83	165

	From 1 January to	
	31.12.2007	31.12.2006
Interest and similar income	477	82
Interest expense and similar charges	1,640	1,247

b) The outstanding balances with associates and the related results of these transactions are as follows:

	From 1 January to	
	31.12.2007	31.12.2006
Assets		
Loans and advances to customers	277	611
Total	**277**	**611**
Liabilities		
Amounts due to customers	26	5
Total	**26**	**5**

	From 1 January to	
	31.12.2007	31.12.2006
Income		
Interest and similar income	33	89
Other income	-	578
Total	**33**	**667**
Expenses		
General administrative expenses	-	781
Other expenses	2,971	-
Total	**2,971**	**781**

c) The Group companies Board of Directors and Executive Manager fees recorded in the income statement of 2007 amounted to € 26,554 (31.12.2006: € 11,771).

45. Share options granted to employees

a) On 11 April 2000 the Shareholders' in General Meeting approved a share option plan to be granted to the executive managers of the Bank and Group, which would be granted based on their performance. The total number of shares to be issued under the share option plan was set at 0.5% of the total shares in issue and the exercise price was set at the nominal value. If subsequent to the grant date, there is a change in either the nominal value of the shares or the number of shares in issue, the number of issued options is adjusted so that their fair value is not altered.
The exercise of the share options is three years after the grant date, and the Bank is not obliged to settle the options in cash.

b) On 24 May 2005 the Shareholders' in General Meeting approved a new share options plan to be granted to the executive managers of the Bank and the Group. The duration of this plan is 5 years maturing in December 2009. The total number of shares to be issued under the share plan was set up to 1% of the total shares in issue and the exercise price will range from the nominal value up to 80% of the market price of the share.

c) The Second General Meeting of the Shareholders of Alpha Bank on 6.6.2006 approved the issuance of a new share option plan with a 5 year duration granted to the executive managers of the Bank and the Group. The new share option plan will differ from the current in the following:

i. The maximum number of options to be issued under the new share option plan is set up at 5% of the total shares in issue.

ii. The beneficiaries are executive members of the Board of Directors, executive managers and other key management personnel of the Bank and the related companies as defined in Law 2190/1920 article 42e paragraph 5.

iii. The exercise price will equal to 90% of the average market price of Bank's share for December and the month proceeding the Board of Directors' decision to grant the share options.

iv. After one year from the granting of the share options and thereafter every year and for the next two years the beneficiary can exercise up to 1/3 of the total share options entitled. Under certain conditions the options can be exercised during the following two years but not more than 5 years from the grant date.

Finally, it has been approved the modification of the current effective option plan in order the beneficiaries be eligible to participate in both plans.

d) The Bank's Board of Directors on the meetings held on 25 September 2007 and 27 November 2007 decided on the exercise of all share options plans approved by the General Shareholders Meetings on 11 April 2000 and 9 April 2001 (2000-2004 plan), 24 May 2005 and 6 June 2006 (2006-2010 plan) and 6 June 2006 (2006-2010 plan).

As a result the share capital of the Bank increased by € 11,523 with the issuance of 2,954,650 new shares of nominal value of € 3.90 and exercise price.

a) equal to the nominal value of € 3.90 for the share options plans of 2000-2004 and 2005-2010 and

b) equal to € 20.61 for the share option plans of 2006-2010. The difference between the exercise price and nominal value amounting to € 30,595 is included in share premium.

The movement of the outstanding share options and their weighted average exercise price, after the adjustment following:

i. the share capital increases approved by Ordinary Shareholders' General Meetings of 30 March 2004, 19 April 2005 and 18 April 2006.

ii. The share option exercise as at 1 December 2006 and

iii. The remaining share options exercise during 2007 are as follows:

	2007		2006	
	Average exercise price per share	Share options remaining	Average exercise price per share	Share options remaining
1 January	3.90	903,824	5.00	523,222
Granted	18.95	2,037,310	3.90	521,027
Cancelled	20.61	(3,970)	3.90	(21,979)
Exercised	14,255	(2,954,650)	3.90	(336,950)
Adjusted	3.90	17,486	3.90	218,504
31 December	**-**	**-**	**3.90**	**903,824**

46. Acquisitions, disposals of subsidiaries and associates and other corporate events

a. On 5 March 2007 the Bank filed a tender offer for the acquisition of the remaining shares of its subsidiary Alpha Leasing A.E., which the Capital Market Committee approved on 8.3.2007. During April 2007, the Bank acquired 95,773 shares representing 0.24% of the paid in share capital and voting rights of the Company. Consequently, the number of Alpha Leasing A.E. shares and voting rights held by Alpha Bank amounts to 39,585,000, or 100%. At the same time, the Capital Market Committee approved on 17.5.2007 the delisting of Alpha Leasing A.E. shares from Athens Stock Exchange following the Company's application.

b. On 13.3.2007, the process of the separation and transfer of the Rhodes Hotel sector, from Bank's subsidiary Ionian Hotel Enterprises A.E. to Tourist Resorts A.E. was completed.

c. On 21.3.2007, the restaurant buffet sector of Tourist Resorts A.E. was transferred to subsidiary Kafe Alpha A.E.

d. On 23.3.2007, the transaction for the sale of Bank's subsidiary Alpha Insurance A.E. from its subsidiary Alpha Group Investments Ltd to the french AXA, an insurance company which is the leader of European insurance companies, was completed for € 255 million. At the same time, Alpha Bank and AXA have signed a long-term exclusive bancassurance agreement for the distribution of AXA insurance products through Alpha Bank's extensive branch network.

e. On 29.3.2007, Alpha Immovables Bulgaria E.O.O.D was founded in Sofia with initial capital € 306 thousand by the Bank's subsidiary Alpha Astika Akinita A.E. The Company's main purpose is to provide real estate services.

f. On 30 April 2007 the Bank acquired 50% of Anadolu Alpha Gayrimenkul Ticaret Anonim Sirketi, a new founded company in Istanbul, participating together with Anadolu Group. The Company would operate as a vehicle for investments in Turkey.

   Due to the rejection of the application by the Turkish regulatory authorities to acquire an ownership interest in companies Alternatifbank and Alternatiflease, Alpha Bank and the Anadolu Group have terminated, on a consensual basis, their business agreement.

g. On 14 June 2007, Ionian Supporting Services A.E. and Ionian Investments A.E. were established in Athens, of which the Bank has 99% interest in both entities. The primary activity of Ionian Supporting Services A.E. is to provide support services to the Bank and the group entities, whereas Ionian Investments A.E. is involved in the acquisition and sale of securities. The share capital of each company amounts to € 60 thousand.

   As at 17 August 2007 the Bank participated proportionally to Ionian Supporting Services share capital increase at the total amount of € 500 thousand.

h. On 19 June 2007 the Bank acquired 100% of the shares of the Cypriot company Ionian Equity Participations Ltd. Company's share capital amounts to CYP 1,000.

i. On 19 June 2007 the Bank acquired 9,034,808 ordinary shares at a price of € 0.60 each by participating to AEGEK A.E., a listed constructions company, share capital increase.

j. On 29 June 2007 the transfer of 100% shares of Alpha Private Investment Services A.E.P.E.Y. from the subsidiary Alpha Bank London Ltd to the Bank was completed.

k. On 18 July 2007 the Bank sold its participation to Unisystems A.E. (ownership interest 9.67%).

l. On 18 September 2007 the Bank participated in ALC Novelle Investments Ltd share capital increase proportionally by € 20 thousand.

m. On 28 September 2007 the Bank participated in A.P.E. Commercial Property A.E., share capital increase proportionally by € 541 thousand.

n. As at 27.11.2007 the subsidiary Ionian Holdings A.E. renamed to APE Investment Property S.A. As at 29.11.2007, the Bank sold the 32.58% of its ownership interest in APE Investment Property S.A. to third parties. Upon the transfer of Bank's ownership interest an agreement of shares exchange was signed. Based on respective agreement the subsidiary was converted to joint venture. No profit or loss from the sale. In addition, on 21 December 2007, APE Investment Property S.A. acquired 90% of Astakos Terminal S.A. and 50% of Akarport S.A. for a total amount of EUR 125 million. Both companies are consolidated in current financial statements through APE Investment Property S.A. As at 31.12.2007 the carrying amount of Astakos Terminal S.A. amounted to EUR 27 million.

The allocation of the acquisition price was completed on 31 December 2007, according to IFRS 3. The allocation resulted to the recognition of Company's land at fair value as it is presented in the table below:

o.

(In thousands of Euro)

	Carrying Amount	Fair Value
Assets		
Property, plant and equipment	138,965	250,665
Intangible assets	1,770	1,770
Other long term receivables	239	239
Customers	755	755
Other receivables	16,418	16,418
Cash and cash equivalent	79	79
Total Assets	**158,226**	**269,926**
Liabilities		
Long term borrowings	400	400
Deferred tax liabilities	4,407	4,407
Employee defined benefit obligations	20	20
Other short term liabilities	8,268	8,268
Short term bank liabilities	45,800	45,800
Current tax liabilities	18	18
Government grants of fixed assets	72,242	72,242
Total liabilities	**131,155**	**131,155**
Equity	27,071	138,771
Total Liabilities and Equity	**158,226**	**269,926**
Acquisition price of 90%		€ 124.9 million
Goodwill of APE Investment Property S.A.		€ 0.0 million

p. On 28.11.2007 the Bank participated in Ionian Equity participation Ltd share capital increase by € 17,490 thousand through the contribution of venture capital units in which participates.

q. On 20.12.2007 Alphalife A.A.E.Z. Insurance company was established, in which Alpha Bank has a 100% ownership interest. The purpose of the company is to provide insurance life and non life insurance contracts in Greece and abroad. The company share capital amounts to € 6,000 thousand.

r. On 21.12.2007 the Bank increased of 100% subsidiary ALPHA Finance US Corporation share capital by € 1,047 thousand.

47. Restatement of prior year financial statements

Debt securities in issue sold to Banks' customers have been reclassified to "Due to customers". Due to the above change the balances of comparative periods here restated with the following amounts:

Liabilities Accounts	**31.12.2006**
Due to customers (including debt securities in issue)	7,440,786
Debt securities in issue held by institutional investors and other borrowed funds	(7,440,786)

48. Events after the balance sheet date

a. As at 15.1.2008, Ionian Hotel Enterprises A.E. transferred 100% of Tourist Resort A.E. ownership interest of Hilton Rhodes Resort to the Greek Hotel Company Lamsa S.A. and to Plaka S.A. by 50%, respectively. The total price of the transaction amounted to EUR 35.5 million. The transaction is under respective Law's approvals and it will not have a significant impact on Company's income statement.

b. Under the implementation of Law 3606/2007 which is included in Greek legislation guidance MIFID (2004/2007) of European Council and after the decision of Extraordinary Shareholders General Meeting held on 14 December 2007 and the approval of Greek Ministry of Development on 11 February 2008, the Company Alpha Finance A.X.E.P.E.Y. was renamed to Alpha Finance A.E.P.E.Y.

Athens, 26 February 2008

The Chairman of the Board of Directors	The Managing Director	The Executive Director	Group Financial Reporting Officer
Yannis S. Costopoulos I.D. X 661480	Demetrios P. Mantzounis I.D. I 166670	Marinos S. Yannopoulos I.D. N 308546	George N. Kontos I.D. AB 522299

The above financial statements, which consist of 92 pages, are the financial statements that we refer to in our auditor's report dated 26 February 2008.

Athens, 26 February 2008

KPMG Certified Auditors A.E.

Marios T. Kyriacou Certified Auditor Accountant AM SOEL 11121	Harry Sirounis Certified Auditor Accountant AM SOEL 19071

ALPHA BANK

ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΟΜΙΛΟΥ
ΤΗΣ 31.12.2007

(Σύμφωνα με τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης - Δ.Π.Χ.Π.)

ΑΘΗΝΑΙ
26 ΦΕΒΡΟΥΑΡΙΟΥ 2008

ΠΙΝΑΚΑΣ ΠΕΡΙΕΧΟΜΕΝΩΝ

Σελίδα

Καθαρή Θέση

Πρόσθετες πληροφορίες

KPMG

KPMG Ορκωτοί Ελεγκτές ΑΕ
Στρατηγού Τόμπρα 3
153 42 Αγία Παρασκευή
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Έκθεση Ελέγχου Ανεξάρτητων Ορκωτών Ελεγκτών

Προς τους Μετόχους της
ALPHA BANK A.E.

Έκθεση επί των Οικονομικών Καταστάσεων

Ελέγξαμε τις συνημμένες Ενοποιημένες Οικονομικές Καταστάσεις της ALPHA BANK A.E. (η «Τράπεζα») που αποτελούνται από τον ισολογισμό της 31 Δεκεμβρίου 2007, την κατάσταση αποτελεσμάτων, κατάσταση μεταβολών ιδίων κεφαλαίων και κατάσταση ταμειακών ροών για τη χρήση που έληξε την ημερομηνία αυτή, καθώς και μία περίληψη σημαντικών λογιστικών πολιτικών και λοιπών επεξηγηματικών σημειώσεων.

Ευθύνη Διοίκησης για τις Οικονομικές Καταστάσεις

Η Διοίκηση της Τράπεζας έχει την ευθύνη για τη σύνταξη και την εύλογη παρουσίαση αυτών των Ενοποιημένων Οικονομικών Καταστάσεων σύμφωνα με τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης όπως αυτά έχουν υιοθετηθεί από την Ευρωπαϊκή Ένωση. Η ευθύνη αυτή περιλαμβάνει το σχεδιασμό, εφαρμογή και διατήρηση συστήματος εσωτερικού ελέγχου σχετικά με τη σύνταξη και εύλογη παρουσίαση οικονομικών καταστάσεων, οι οποίες είναι απαλλαγμένες από ουσιώδεις ανακρίβειες, που οφείλονται σε απάτη ή λάθος επιλέγοντας και εφαρμόζοντας κατάλληλες λογιστικές πολιτικές και πραγματοποιώντας λογιστικές εκτιμήσεις οι οποίες είναι εύλογες για την περίσταση.

Ευθύνη Ελεγκτή

Δική μας ευθύνη είναι η έκφραση γνώμης επί αυτών των Ενοποιημένων Οικονομικών Καταστάσεων, με βάση τον έλεγχό μας. Διενεργήσαμε τον έλεγχό μας σύμφωνα με τα Ελληνικά Ελεγκτικά Πρότυπα που είναι εναρμονισμένα με τα Διεθνή Πρότυπα της Ελεγκτικής. Τα Πρότυπα αυτά απαιτούν τη συμμόρφωσή μας με κανόνες ηθικής δεοντολογίας και το σχεδιασμό και διενέργεια του ελέγχου μας κατά τρόπο που να διασφαλίζει εύλογη βεβαιότητα ότι οι ενοποιημένες οικονομικές καταστάσεις είναι απαλλαγμένες από ουσιώδεις ανακρίβειες.

Ο έλεγχος περιλαμβάνει τη διενέργεια διαδικασιών για τη συγκέντρωση ελεγκτικών τεκμηρίων σχετικά με τα ποσά και τις πληροφορίες που περιλαμβάνονται στις ενοποιημένες οικονομικές καταστάσεις. Οι διαδικασίες επιλέγονται κατά την κρίση του ελεγκτή και περιλαμβάνουν την εκτίμηση του κινδύνου ουσιώδους ανακρίβειας των ενοποιημένων οικονομικών καταστάσεων, που οφείλονται σε απάτη ή λάθος. Για την εκτίμηση του κινδύνου αυτού, ο ελεγκτής λαμβάνει υπόψη του το σύστημα εσωτερικού ελέγχου, σχετικά με τη σύνταξη και την εύλογη παρουσίαση των ενοποιημένων οικονομικών καταστάσεων, με σκοπό το σχεδιασμό κατάλληλων ελεγκτικών διαδικασιών για την περίσταση και όχι για την έκφραση γνώμης επί της αποτελεσματικότητας του συστήματος εσωτερικού ελέγχου της Τράπεζας. Ο έλεγχος περιλαμβάνει επίσης την αξιολόγηση της καταλληλότητας των λογιστικών πολιτικών που εφαρμόστηκαν και του εύλογου των εκτιμήσεων που έγιναν από τη Διοίκηση, καθώς και αξιολόγηση της συνολικής παρουσίασης των ενοποιημένων οικονομικών καταστάσεων.

Πιστεύουμε ότι τα ελεγκτικά τεκμήρια που έχουμε συγκεντρώσει είναι επαρκή και κατάλληλα για τη θεμελίωση της ελεγκτικής μας γνώμης.

Γνώμη

Κατά τη γνώμη μας, οι Ενοποιημένες Οικονομικές Καταστάσεις απεικονίζουν ακριβοδίκαια την ενοποιημένη οικονομική κατάσταση της Τράπεζας κατά την 31 Δεκεμβρίου 2007 και την ενοποιημένη χρηματοοικονομική της επίδοση και τις ενοποιημένες ταμειακές ροές της για τη χρήση που έληξε την ημερομηνία αυτή, σύμφωνα με τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης όπως αυτά έχουν υιοθετηθεί από την Ευρωπαϊκή Ένωση.

Αναφορά επί Άλλων Νομικών και Κανονιστικών Θεμάτων

Το περιεχόμενο της Έκθεσης του Διοικητικού Συμβουλίου είναι συνεπές με τις Ενοποιημένες Οικονομικές Καταστάσεις.

Αθήνα, 26 Φεβρουαρίου 2008

KPMG Ορκωτοί Ελεγκτές Α.Ε.

Μάριος Τ. Κυριάκου
Ορκωτός Ελεγκτής Λογιστής
ΑΜ ΣΟΕΛ 11121

Χαράλαμπος Συρούνης
Ορκωτός Ελεγκτής Λογιστής
ΑΜ ΣΟΕΛ 19071

Ενοποιημένη Έκθεση Διαχειρίσεως Διοικητικού Συμβουλίου χρήσεως 2007

Κατά το 2007, η ανάπτυξη της παγκόσμιας οικονομίας εξακολούθησε να είναι ικανοποιητική, παρά την κρίση που εκδηλώθηκε στην αγορά τιτλοποιημένων ομολόγων των ΗΠΑ, κρίση που συγκλόνισε τις διεθνείς χρηματοπιστωτικές αγορές τον Ιούλιο 2007 και συνεχίζεται έως και τις αρχές του 2008. Ενθαρρυντικό στοιχείο στην άσχημη αυτή συγκυρία, αποτελεί το γεγονός ότι οι ελληνικές τράπεζες δεν έχουν εκτεθεί άμεσα σε προϊόντα που σχετίζονται με την παραπάνω αγορά τιτλοποιημένων στεγαστικών δανείων προς δανειολήπτες χαμηλής φερεγγυότητας στις ΗΠΑ, και αυτό διότι έχουν εστιάσει την προσοχή και τις προσπάθειές τους, αφενός στην εκμετάλλευση των δυνατοτήτων επεκτάσεως των δραστηριοτήτων τους στην Ελλάδα που ακόμη είναι σημαντικές και αφετέρου στην επέκταση των εργασιών τους σε γειτονικές οικονομίες της Νοτιοανατολικής Ευρώπης που παρουσιάζουν αναπτυξιακή δυναμική.

Οι οικονομίες των χωρών της Νοτιοανατολικής Ευρώπης, ακολουθούν σε αναπτυξιακό δυναμισμό τις αναπτυσσόμενες χώρες.

Οι μεγάλες εισροές κεφαλαίων από το εξωτερικό, ιδιαίτερα με τη μορφή των ξένων άμεσων επενδύσεων και η ένταξη της Ρουμανίας και της Βουλγαρίας στην Ευρωπαϊκή Ένωση, που τις καθιστά δικαιούχους σημαντικών κονδυλίων από τα διαρθρωτικά ταμεία της Ευρωπαϊκής Ενώσεως, αποτελούν τους κύριους λόγους διατήρησης των υψηλών ρυθμών αναπτύξεως.

Κατά τη διάρκεια του 2007 η ελληνική οικονομία συνέχισε τη δυναμική αναπτυξιακή της πορεία, επιτυγχάνοντας ρυθμό αναπτύξεως 4% το 2007 και εξακολουθεί να αποτελεί μια από τις ταχύτερα αναπτυσσόμενες οικονομίες της Ευρωπαϊκής Ενώσεως, με αποτέλεσμα την περαιτέρω πρόοδο προς την πραγματική σύγκλιση.

Στις διαρθρωτικές μεταρρυθμίσεις σημειώθηκε αισθητή πρόοδος, κατά το 2007. Έτσι, επιλύθηκε το ασφαλιστικό ζήτημα των εργαζομένων στις τράπεζες ως προς τις επικουρικές συντάξεις, ενώ ήδη αντιμετωπίζεται ριζικά το σύνολο του ελληνικού συστήματος κοινωνικής ασφαλίσεως το οποίο για χρόνια νοσεί.

Στα πλαίσια αυτά, με το άρθρο 10 του Ν. 3620/07 το προσωπικό της Τραπέζης που είναι ασφαλισμένο στο Ταμείο Αλληλοβοηθείας Προσωπικού Τραπέζης Πίστεως υπήχθη, για την επικουρική ασφάλιση, στο Ενιαίο Ταμείο Ασφάλισης Τραπεζοϋπαλλήλων (Ε.Τ.Α.Τ.) από 1.1.2008. Το κόστος υπαγωγής υπολογίσθηκε με την ειδική οικονομική μελέτη που προβλέπει ο Ν.3371/2005 σε € 543 εκατ., ποσό το οποίο είχε ήδη απεικονισθεί στις οικονομικές καταστάσεις του Ομίλου, σύμφωνα με τις απαιτήσεις των Διεθνών Προτύπων Χρηματοοικονομικής Πληροφορήσεως. Το ποσό αυτό θα εξοφληθεί σε 10 ετήσιες, έντοκες ισόποσες δόσεις.

Αναφορικά με το πιστωτικό σύστημα, κατά τη διάρκεια του 2007, ενσωματώθηκαν στο εθνικό δίκαιο οδηγίες που ενισχύουν την διαφάνεια στην πληροφόρηση του επενδυτικού κοινού και θωρακίζουν την κεφαλαιακή βάση των τραπεζών.

Στο τραπεζικό σύστημα, οι ευνοϊκές εξελίξεις συνεχίσθηκαν και στο 2007 υπό την επίδραση της συνεχούς διευρύνσεως των δραστηριοτήτων των ελληνικών τραπεζών στο εξωτερικό, κυρίως στις χώρες της Νοτιοανατολικής Ευρώπης, της Τουρκίας και προσφάτως της Αιγύπτου.

Η υψηλή κερδοφορία, η υψηλή κεφαλαιακή επάρκεια των τραπεζών και η συνεχής βελτίωση των συστημάτων διαχειρίσεως κινδύνων που χρησιμοποιούν, συνέβαλλαν στην ευρωστία του ελληνικού χρηματοοικονομικού συστήματος.

Η επιτυχής και κερδοφόρος πορεία του Ομίλου της Alpha Bank συνεχίσθηκε και στη χρήση 2007 με την αύξηση στα καθαρά κέρδη, να διαμορφώνεται σε 54%, συμπεριλαμβανομένης και της φορολόγησης των αποθεματικών, συνεπεία του νόμου που ψηφίσθηκε τον Ιανουάριο 2008 και του κόστους στήριξης των πληγέντων από τις πρόσφατες πυρκαγιές περιοχών.

Η ισχυρή κερδοφορία επιβεβαιώνει την δυναμική του Ομίλου και την προσαρμοστικότητα της επεκτατικής στρατηγικής του στη Νοτιοανατολική Ευρώπη.

Το καθαρό έσοδο τόκων σημείωσε αύξηση 13% και ανήλθε σε € 1.605 εκατ. Τα έσοδα από προμήθειες ενισχύθηκαν κατά 16%, υπό την επήρεια της επεκτάσεως του Ομίλου στη λιανική τραπεζική όπως καταγράφεται στην αύξηση των εσόδων χορηγήσεων και πιστωτικών καρτών.

Τα αποτελέσματα χρηματοοικονομικών πράξεων διαμορφώθηκαν σε € 82,5 εκατ., και τα λοιπά έσοδα σε € 81,4 εκατ.

Το λειτουργικό κόστος αυξήθηκε κατά 16% διαμορφούμενο σε € 1.025 εκατ., επηρεαζόμενο κυρίως από την επιταχυνόμενη εξάπλωση του Δικτύου μας στη Νοτιοανατολική Ευρώπη. Στην περιοχή αυτή, η οργανική ανάπτυξη κατά το 2007 επιταχύνθηκε σημαντικά με το άνοιγμα 133 νέων Καταστημάτων και την αύξηση του Προσωπικού κατά 1.008 άτομα.
Παρ'όλα αυτά , η πολιτική δαπανών που ακολούθησε ο Όμιλος οδήγησε στη συγκράτηση του δείκτη κόστους προς έσοδα, στο 45,8%.

Στα αποτελέσματα του 2007 περιλαμβάνονται και τα κέρδη από τη μεταβίβαση του 99,57% των μετοχών της Alpha Ασφαλιστική Α.Ε. στη ασφαλιστική εταιρία ΑΧΑ, με την οποία υπέγραψε μακροχρόνια αποκλειστική συμφωνία στον τομέα των τραπεζοασφαλιστικών εργασιών για τη διάθεση ασφαλιστικών προϊόντων της ΑΧΑ μέσω του εκτεταμένου Δικτύου Καταστημάτων της Τραπέζης.

Το Ενεργητικό του Ομίλου την 31.12.2007 ανήλθε σε € 54,7 δισ. σημειώνοντας αύξηση σε σχέση με την 31.12.2006 κατά 10,6%, ενώ η κεφαλαιακή του επάρκεια διατηρείται υψηλή με το δείκτη κεφαλαιακής επάρκειας να διαμορφώνεται σε 12,5% και το δείκτη κεφαλαίων πρώτης διαβαθμίσεως στο 9,6%.

Το σύνολο των ιδίων κεφαλαίων ανήλθε σε € 4,3 δισ. και το μετοχικό κεφάλαιο σε € 1,6 δισ. διαιρούμενο σε 410.976.652 μετοχές ονομαστικής αξίας € 3,90. Η αύξηση των μετοχών στο 2007 οφείλεται στην ενάσκηση 2.954.650 δικαιωμάτων προαιρέσεως από το προσωπικό του Ομίλου.
Επίσης, στην διάρκεια του έτους , η Τράπεζα δυνάμει αποφάσεως της από 3.4.2007 Γενικής Συνελεύσεως αγόρασε 13.674.907 ίδιες μετοχές συνολικού κόστους € 329 εκατ. και προέβη σε πώληση του συνόλου των ιδίων μετοχών που κατείχε, ήτοι 14.476.626 μετοχών, μέσω ιδιωτικής τοποθετήσεως με συνολική αξία πωλήσεως € 340 εκατ.

Οι χορηγήσεις του Ομίλου, προ απομειώσεων, αυξήθηκαν κατά 29,3%, και διαμορφώθηκαν σε € 42,9 δισ. Η σημαντική αυτή αύξηση οφείλεται στην αξιοσημείωτη αύξηση των χορηγήσεων στην Ελλάδα κατά 19,5% και στην θεαματική πιστωτική επέκταση στη Νοτιοανατολική Ευρώπη κατά 88%.

Οι συσσωρευμένες απομειώσεις δανείων ύψους € 840,6 εκατ., ήτοι ποσοστό 2,0% του χαρτοφυλακίου των δανείων, συμπεριλαμβάνουν διαγραφές ύψους € 382,1 εκατ., ως αποτέλεσμα της συνεχιζόμενης ενεργούς πολιτικής διαγραφών που ακολουθούμε.

Οι ζημίες απομειώσεως για τη χρήση 2007 διαμορφώθηκαν σε 60 μονάδες βάσης επί του μέσου όρου των χορηγήσεων, κυρίως λόγω της βελτιώσεως του επιχειρηματικού κλίματος στην Ελλάδα και την Κύπρο, ενώ παράλληλα σημειώθηκε σημαντική πρόοδος στην αναδιάρθρωση των διαδικασιών αξιολογήσεως κινδύνου και στους μηχανισμούς εισπράξεως οφειλών, δημιουργώντας ευνοϊκές συνθήκες για σταθερή βελτίωση των πιστωτικών συνθηκών, που θα αντανακλάται και στα μεγέθη του Ομίλου.

Οι καταθέσεις πελατών, συμπεριλαμβανομένων των ομολόγων εκδόσεως Alpha Bank που διατίθενται στην πελατεία, επεκτάθηκαν κατά 12% σε € 34,7 δισ. σαν αντίδραση της καταθετικής βάσης στις ασταθείς συνθήκες των αγορών.

Η ολοκλήρωση του ετησίου προγράμματος αντλήσεως κεφαλαίων από τις διεθνείς αγορές ήδη από το πρώτο εξάμηνο του 2007, σε συνδυασμό με την ευχέρεια που παρέχει το εκτεταμένο Δίκτυο για άντληση κεφαλαίων, παρέχει την ευελιξία για την πραγματοποίηση του αναπτυξιακού σχεδίου για το 2008 χωρίς άμεση προσφυγή στις διεθνείς αγορές.

Τα μεγέθη και τα αποτελέσματά του 2007 επιβεβαιώνουν με τον καλύτερο τρόπο ότι το επιχειρησιακό σχέδιο Agenda 2010 εφαρμόζεται με επιτυχία.

Τα βασικότερα σημεία του Επικαιροποιημένου Σχεδίου Agenda 2010 που παρουσιάστηκε στο Λονδίνο στις 16 Ιανουαρίου 2008 συνοψίζονται στα εξής:

- Καθαρά κέρδη πλέον των € 1.400 εκατ. το 2010, που αντιστοιχούν σε μέση ετήσια αύξηση των καθαρών κερδών ανά μετοχή κατά 23% για την περίοδο 2007-2010 (έναντι 20% στην Agenda 2010) και σε επίτευξη αποδόσεως ιδίων κεφαλαίων 30% (έναντι 28%).
- Ενίσχυση της συμβολής των εργασιών στη Νοτιοανατολική Ευρώπη στα κέρδη του Ομίλου σε 30% το 2010 (από 25%).
- Επιτάχυνση της πιστωτικής επεκτάσεως με συνακόλουθη μέση ετήσια αύξηση του σταθμισμένου για κινδύνους ενεργητικού κατά 20%.
- Ενδιάμεσο στόχο κερδοφορίας για το 2009 να προσδιορίζεται σε € 1.150 εκατ.

Σημειώνεται ότι η επίτευξη των στόχων δεν προϋποθέτει αύξηση μετοχικού κεφαλαίου και υποστηρίζεται από την ισχυρή κεφαλαιακή βάση και τη δυναμική της κερδοφορίας του Ομίλου.

Στο τέλος της δεκαετίας, η Alpha Bank προσβλέπει στην κατάκτηση μεριδίου αγοράς μεγαλύτερου του 10% στη Νοτιοανατολική Ευρώπη με ηγετική θέση στις επιμέρους αγορές.

Το όνομα της Alpha Bank στην περιοχή σε συνδυασμό με την ποιοτική επέκταση του Δικτύου που συντελείται μέσω της προσλήψεως και επιμορφώσεως κατάλληλων στελεχών, της ενιαίας εταιρικής ταυτότητας, της κεντρικά ελεγχόμενης βάσεως των προϊόντων και των αποτελεσματικών πιστωτικών κανόνων έχει ως αποτέλεσμα την περαιτέρω βελτίωση της αποτελεσματικότητας.
Αυτό απεικονίζεται και στις επιδόσεις, που εμφανίζονται σημαντικά βελτιούμενες σε όλες τις χώρες:

- Στην Κύπρο, η Alpha Bank είναι η τρίτη μεγαλύτερη τράπεζα σε όρους χορηγήσεων.
- Στη Ρουμανία κατέχει ήδη την πέμπτη θέση.
- Στη Σερβία ολοκληρώσαμε με επιτυχία το πρόγραμμα αναδιαρθρώσεως της εξαγορασθείσας Jubanka, δημιουργώντας τις προϋποθέσεις για περαιτέρω δυναμική ανάπτυξη μεγεθών.
- Στη Βουλγαρία αποκτήθηκε μερίδιο αγοράς 3% σε διάστημα μικρότερο από δύο έτη.

Στο εσωτερικό, ο Όμιλος αξιοποιώντας δυναμικά την ανταγωνιστική του θέση, επιδιώκει την αύξηση της κερδοφορίας των εργασιών λιανικής τραπεζικής στηριζόμενος στο όνομα της Alpha Bank και στην ευρεία βάση των δυόμισυ και πλέον εκατομμυρίων πελατών του.

Κινούμενος προς αυτή την κατεύθυνση, ο Όμιλος έχει προβεί σε ανασχεδιασμό του τομέα καταναλωτικής πίστεως και στην εισαγωγή νέων προϊόντων για την προσέλκυση αποταμιευτικών κεφαλαίων, συμπεριλαμβανομένων των νέων τραπεζοασφαλιστικών προϊόντων που προωθούνται σε συνεργασία με την ΑΧΑ .
Ταυτόχρονα με τα παραπάνω, με την ανάπτυξη του Alpha Prime, ενός δικτύου εξειδικευμένων συμβούλων επενδύσεων για την εξυπηρέτηση του εισοδηματικά υψηλότερου τμήματος της αγοράς, ο Όμιλος στοχεύει στην περαιτέρω αξιοποίηση της κυρίαρχης θέσεως του στην αγορά των αμοιβαίων κεφαλαίων ενώ η επιλεκτική επέκταση του Δικτύου, το οποίο θα αριθμεί 536 Καταστήματα στο τέλος του 2010 έχει ως στόχο τη βελτιστοποίηση της γεωγραφικής καλύψεως.

Η Alpha Bank κατέχει ηγετική θέση στην τραπεζική επιχειρήσεων στην Ελλάδα, και προσβλέπει σε περαιτέρω ανάπτυξη των εργασιών σε αυτόν τον τομέα και ειδικότερα σε αύξηση του μεριδίου αγοράς στον τομέα των μεσαίων επιχειρήσεων, όπου οι δυνατότητες πωλήσεων έχουν ενισχυθεί σημαντικά με τη λειτουργία των Επιχειρηματικών Κέντρων.

Η διοίκηση της Τραπέζης, λαμβάνοντας υπόψη τη βελτίωση της κερδοφορίας και την επίτευξη των στόχων, αποφάσισε να προτείνει στην Τακτική Γενική Συνέλευση των Μετόχων τη διανομή μερίσματος € 0,90 ανά μετοχή, έναντι μερίσματος € 0,75 ανά μετοχή της προηγουμένης χρήσεως, ήτοι αύξηση 20%.

Αθήναι, 26 Φεβρουαρίου 2008
Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ

ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ

Επεξηγηματική Έκθεση Διαχειρίσεως Διοικητικού Συμβουλίου χρήσεως 2007

(Σύμφωνα με το άρθρο 11α του ν. 3371/2005)

1α. Το μετοχικό κεφάλαιο της Τραπέζης ανέρχεται σε ένα δισεκατομμύριο εξακόσια δύο εκατομμύρια οκτακόσιες οκτώ χιλιάδες εννιακόσια σαράντα δύο Ευρώ και ογδόντα λεπτά (1.602.808.942,80) και διαιρείται σε τετρακόσια δέκα εκατομμύρια εννιακόσιες εβδομήντα έξι χιλιάδες εξακόσιες πενήντα δύο (410.976.652) μετοχές, ονομαστικής αξίας τριών Ευρώ και ενενήντα λεπτών (3,90) εκάστης. Όλες οι μετοχές είναι εισηγμένες προς διαπραγμάτευση στην Αγορά Αξιών του Χρηματιστηρίου Αθηνών. Οι μετοχές είναι ονομαστικές, αδιαίρετες με δικαίωμα ψήφου και εκδίδονται σε άυλη μορφή ή όπως ο νόμος εκάστοτε ορίζει.

1β. Δεν υφίστανται καταστατικοί περιορισμοί στη μεταβίβαση μετοχών, πλην των εκ του νόμου προβλεπομένων.

1γ. Δεν υφίστανται σημαντικές άμεσες ή έμμεσες συμμετοχές κατά την έννοια των διατάξεων του ν. 3556/2007.

1δ. Δεν υφίστανται κάτοχοι μετοχών οι οποίες, δυνάμει καταστατικής διατάξεως, παρέχουν ειδικά δικαιώματα ελέγχου.

1ε. Δεν υφίστανται καταστατικοί περιορισμοί στο δικαίωμα ψήφου και στις προθεσμίες ασκήσεως δικαιωμάτων ψήφου, πλην των εκ του νόμου προβλεπομένων.

1στ. Δεν υφίστανται συμφωνίες μεταξύ μετόχων, οι οποίες είναι γνωστές στην Τράπεζα και συνεπάγονται περιορισμούς στη μεταβίβαση μετοχών ή περιορισμούς στην άσκηση δικαιωμάτων ψήφου.

1ζ. Δεν υφίστανται κανόνες για τον διορισμό και την αντικατάσταση μελών του Διοικητικού Συμβουλίου, καθώς και για την τροποποίηση του Καταστατικού, που διαφοροποιούνται από τα προβλεπόμενα στον Κ.Ν. 2190/1920.

1η. Αύξηση του μετοχικού κεφαλαίου διενεργείται με απόφαση της Γενικής Συνελεύσεως, ή του Διοικητικού Συμβουλίου, σύμφωνα με το Καταστατικό ή τις εκάστοτε ισχύουσες διατάξεις. Η Τράπεζα μπορεί να αποκτά δικές της μετοχές κατά τους ορισμούς και υπό τις προϋποθέσεις του νόμου. Η Γενική Συνέλευση, δυνάμει της από 6 Ιουνίου 2006 αποφάσεώς της, εκχώρησε στο Διοικητικό Συμβούλιο, για χρονική περίοδο τεσσάρων (4) ετών, ήτοι έως την ημερομηνία τακτικής λήξεως της θητείας του παρόντος Διοικητικού Συμβουλίου, την εξουσία εκτάκτου αυξήσεως του μετοχικού της κεφαλαίου κατά τα οριζόμενα στο άρθρο 13 Κ.Ν. 2190/1920. Στην περίπτωση αυτή και επιφυλασσομένων των διατάξεων του άρθρου 13 παρ. 4 Κ.Ν. 2190/1920, το μετοχικό κεφάλαιο της Τραπέζης δύναται να αυξάνεται κατ' ανώτατο ποσό ίσο προς το καταβεβλημένο, κατά την ημερομηνία χορηγήσεως της ανωτέρω εξουσίας, ποσό. Η παρούσα εξουσία του Διοικητικού Συμβουλίου μπορεί να ανανεώνεται, με απόφαση της Γενικής Συνελεύσεως που υπόκειται στις διατυπώσεις δημοσιότητος του άρθρου 7β Κ.Ν. 2190/1920, για χρονικό διάστημα που δεν θα υπερβαίνει καθ' εκάστη ανανέωση την πενταετία και η ισχύς της θα αρχίζει από τη λήξη της κάθε πενταετίας.

Κατ' εφαρμογή του άρθρου 13 παρ. 9 Κ.Ν. 2190/1920 (ως τότε ίσχυε), η Γενική Συνέλευση της Τραπέζης με τις από 11 Απριλίου 2000 και 9 Απριλίου 2001 αποφάσεις της (προκειμένου για το Πρόγραμμα ετών 2000-2004), τις από 24 Μαΐου 2005 και 6 Ιουνίου 2006 αποφάσεις της (προκειμένου για το Πρόγραμμα ετών 2005-2010) και την από 6 Ιουνίου 2006 απόφασή της (προκειμένου για το Πρόγραμμα ετών 2006-2010), θέσπισε ή, αναλόγως, τροποποίησε και/ή συμπλήρωσε, τα υπ'όψιν Προγράμματα διαθέσεως δικαιωμάτων προαιρέσεως για την απόκτηση από εκτελεστικά μέλη του Διοικητικού Συμβουλίου, Διευθυντικά και λοιπά Στελέχη, της Τραπέζης και μετ' αυτής συνδεδεμένων εταιριών, μετοχών εκδόσεως της Τραπέζης.

Συνεπεία ενασκήσεως δικαιωμάτων προαιρέσεως από 245 δικαιούχους, κατά την περίοδο από 14 έως 24 Σεπτεμβρίου 2007, το Διοικητικό Συμβούλιο της Τραπέζης, στην από 25 Σεπτεμβρίου 2007 συνεδρίασή του, απεφάσισε την αύξηση του μετοχικού της κεφαλαίου κατά το ποσό των € 10.788.901,50 με την έκδοση 2.766.385 νέων κοινών μετοχών, ονομαστικής αξίας Ευρώ 3,90 εκάστη, οι οποίες αντιπροσωπεύουν ισάριθμα ενασκηθέντα δικαιώματα προαιρέσεως, εις κάλυψιν της οποίας (αυξήσεως) οι δικαιούχοι κατέβαλαν το ποσό των € 3,90 και € 20,61 επί 1.123.705 και 1.642.680 δικαιωμάτων αντιστοίχως. Την 25.9.2007, το Διοικητικό Συμβούλιο πιστοποίησε την ολοσχερή καταβολή του ποσού της αυξήσεως του μετοχικού κεφαλαίου, το οποίο εφεξής ανέρχεται στο ποσό των € 1.602.074.709,30, διαιρούμενο σε 410.788.387 κοινές, ονομαστικές, μετοχές, ονομαστικής αξίας € 3,90 εκάστη, και την πίστωση αυτού, μετά της υπέρ το άρτιο διαφοράς, στους οικείους λογαριασμούς της Τραπέζης. Η υπ' όψιν απόφαση κοινοποιήθηκε στο Υπουργείο Αναπτύξεως και καταχωρήθηκε στο Μ.Α.Ε. με την υπ' αριθ. Κ2-15004/11.10.2007 απόφασή του.

Κατόπιν των ανωτέρω και συνεπεία ενασκήσεως δικαιωμάτων προαιρέσεως από 15 δικαιούχους σε σύνολο 16, στην περίοδο από 23 έως 26 Νοεμβρίου 2007, το Διοικητικό Συμβούλιο της Τραπέζης, στη συνεδρίασή του της 27 Νοεμβρίου 2007, απεφάσισε την αύξηση του μετοχικού της κεφαλαίου κατά το ποσό των €734.233,50 με την έκδοση 188.265 νέων κοινών μετοχών, ονομαστικής αξίας € 3,90 εκάστη, οι οποίες αντιπροσωπεύουν ισάριθμα ενασκηθέντα δικαιώματα προαιρέσεως, εις κάλυψιν της οποίας (αυξήσεως) οι δικαιούχοι κατέβαλαν το ποσό των € 20,61 επί 188.265 δικαιωμάτων. Την 27 Νοεμβρίου 2007, το Διοικητικό Συμβούλιο πιστοποίησε την ολοσχερή καταβολή του ποσού της αυξήσεως του μετοχικού κεφαλαίου, το οποίο εφεξής ανέρχεται στο ποσό των € 1.602.808.942,80, διαιρούμενο σε 410.976.652 κοινές ονομαστικές μετοχές, ονομαστικής αξίας € 3,90 εκάστη, και την πίστωση αυτού, μετά της υπέρ το άρτιο διαφοράς, στους οικείους λογαριασμούς της Τραπέζης. Οι υπ'όψιν αποφάσεις κοινοποιήθηκαν στο Υπουργείο Αναπτύξεως και καταχωρήθηκαν στο Μ.Α.Ε. με την υπ' αριθ. Κ2-17202/7.12.2007 απόφασή του.

Το Διοικητικό Συμβούλιο της Τραπέζης, στην από 18 Δεκεμβρίου 2007 συνεδρίασή του, προσήρμοσε αναλόγως, κατά τα προβλεπόμενα στο άρθρο 13 παρ.13 Κ.Ν. 2190/1920, το ύψος του μετοχικού κεφαλαίου, υπό την επιφύλαξη επικυρώσεως της από την επικείμενη Τακτική Γενική Συνέλευση.

Η Τακτική Γενική Συνέλευση των Μετόχων της Τραπέζης της 3 Απριλίου 2007 ενέκρινε πρόγραμμα αγοράς ιδίων μετοχών μέχρι ποσοστού 3% του εκάστοτε καταβεβλημένου μετοχικού κεφαλαίου, με κατώτατη τιμή αγοράς € 3,90, και ανώτατη τιμή αγοράς € 32,00 ανά μετοχή.

Βάσει της ως άνω αποφάσεως της Γενικής Συνελεύσεως, στο διάστημα από 2.5.2007 μέχρι και 31.7.2007, η Τράπεζα προέβη στην απόκτηση 1.378.254 ιδίων μετοχών ήτοι 0,34% του καταβεβλημένου μετοχικού κεφαλαίου, με μέση τιμή κτήσεως € 24,76 ανά μετοχή. Την 1.8.2007, διατέθηκαν επιτυχώς μέσω ιδιωτικής τοποθετήσεως 3.505.992 ιδιοκατεχόμενες μετοχές, ήτοι ποσοστό 0,86% του καταβεβλημένου μετοχικού κεφαλαίου της Τραπέζης.

Επίσης, στο διάστημα από 9.8.2007 μέχρι και 18.12.2007, η Τράπεζα προέβη στην απόκτηση 10.970.634 ιδίων μετοχών, ήτοι 2,67% του καταβεβλημένου μετοχικού κεφαλαίου, έναντι συνολικής αξίας κτήσεως € 265,96 εκατ. Την 20.12.2007, διατέθηκαν επιτυχώς μέσω ιδιωτικής τοποθετήσεως 10.970.634 ιδιοκατεχόμενες μετοχές, ήτοι ποσοστό 2,67% του καταβεβλημένου μετοχικού κεφαλαίου της Τραπέζης. Την 31.12.2007 η Τράπεζα δεν κατείχε ίδιες μετοχές.

10. Δεν υφίσταται σημαντική συμφωνία που έχει συνάψει η Τράπεζα και η οποία τίθεται σε ισχύ, τροποποιείται ή λήγει σε περίπτωση αλλαγής στον έλεγχο της Τραπέζης κατόπιν δημοσίας προτάσεως.

11. Δεν υφίσταται συμφωνία, που η Τράπεζα έχει συνάψει με μέλη του Διοικητικού Συμβουλίου ή με το Προσωπικό της, η οποία προβλέπει αποζημίωση σε περίπτωση παραιτήσεως ή απολύσεως χωρίς βάσιμο λόγο ή τερματισμού της θητείας ή της απασχολήσεως τους εξαιτίας δημοσίας προτάσεως, παρά μόνο υπό τους ορισμούς του νόμου.

Αθήναι, 26 Φεβρουαρίου 2008
Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ

ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ

ΕΝΟΠΟΙΗΜΕΝΗ ΚΑΤΑΣΤΑΣΗ ΑΠΟΤΕΛΕΣΜΑΤΩΝ

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 31.12.2007	31.12.2006
Τόκοι και εξομοιούμενα έσοδα	2	3.406.725	2.699.217
Τόκοι και εξομοιούμενα έξοδα	2	(1.801.472)	(1.281.601)
Καθαρό έσοδο από τόκους		1.605.253	1.417.616
Έσοδα από αμοιβές και προμήθειες		507.651	434.093
Προμήθειες έξοδα		(43.061)	(33.985)
Καθαρό έσοδο από αμοιβές και προμήθειες	3	464.590	400.108
Έσοδα από μερίσματα	4	2.254	2.700
Αποτελέσματα χρηματοοικονομικών πράξεων	5	82.542	55.496
Λοιπά έσοδα	6	81.432	66.655
		166.228	124.851
Σύνολο εσόδων		**2.236.071**	**1.942.575**
Αμοιβές και έξοδα προσωπικού	7	(526.935)	(476.085)
Γενικά διοικητικά έξοδα	8	(416.253)	(345.292)
Αποσβέσεις	20,21,22	(78.254)	(62.648)
Λοιπά έξοδα		(3.903)	(3.431)
Σύνολο εξόδων		(1.025.345)	(887.456)
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	9	(226.683)	(253.954)
Αναλογία κερδών (ζημιών) από συγγενείς εταιρίες	19	1.220	(408)
Κέρδη προ φόρων		985.263	800.757
Φόρος εισοδήματος	10.1	(208.181)	(175.427)
		777.082	625.330
Φόρος αποθεματικών	10.2	(6.384)	(73.902)
Καθαρά κέρδη, μετά από φόρους, από συνεχιζόμενες δραστηριότητες		**770.698**	**551.428**
Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες	11	80.388	2.687
Καθαρά κέρδη μετά από φόρους		851.086	554.115
Καθαρά κέρδη που αναλογούν σε:			
Μετόχους της Τραπέζης		**850.035**	**551.987**
Τρίτους		1.051	2.128
Καθαρά κέρδη ανά μετοχή:	12		
Από συνεχιζόμενες και διακοπτόμενες δραστηριότητες			
Βασικά (€ ανά μετοχή)		2,10	1,40
Προσαρμοσμένα (€ ανά μετοχή)		2,09	1,40
Από συνεχιζόμενες δραστηριότητες			
Βασικά (€ ανά μετοχή)		1,90	1,40
Προσαρμοσμένα (€ ανά μετοχή)		1,89	1,39

Οι επισυναπτόμενες σημειώσεις (σελ. 18-96) αποτελούν αναπόσπαστο μέρος των οικονομικών καταστάσεων.

ΕΝΟΠΟΙΗΜΕΝΟΣ ΙΣΟΛΟΓΙΣΜΟΣ

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	31.12.2007	31.12.2006
ΕΝΕΡΓΗΤΙΚΟ			
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	13	3.263.612	2.675.702
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	14	3.509.696	4.636.712
Αξιόγραφα χαρτοφυλακίου συναλλαγών	15	266.047	305.991
Παράγωγα χρηματοοικονομικά μέσα	16	383.432	245.676
Δάνεια και απαιτήσεις κατά πελατών	17	42.072.071	32.223.034
Αξιόγραφα επενδυτικού χαρτοφυλακίου			
-Διαθέσιμα προς πώληση	18	3.156.901	7.552.602
Επενδύσεις σε συγγενείς εταιρίες	19	5.320	4.091
Επενδύσεις σε ακίνητα	20	73.560	31.518
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	21	1.173.275	935.996
Υπεραξία και λοιπά άυλα πάγια	22	134.497	117.138
Αναβαλλόμενες φορολογικές απαιτήσεις	23	170.257	276.973
Λοιπά στοιχεία Ενεργητικού	24	385.676	309.840
		54.594.344	49.315.273
Στοιχεία Ενεργητικού προς πώληση	25	89.945	484.387
Σύνολο Ενεργητικού		54.684.289	49.799.660
ΥΠΟΧΡΕΩΣΕΙΣ			
Υποχρεώσεις προς πιστωτικά ιδρύματα	26	4.437.736	6.686.526
Παράγωγα χρηματοοικονομικά μέσα	16	384.139	224.576
Υποχρεώσεις προς πελάτες (συμπεριλαμβανομένων ομολογιών εκδόσεώς μας)	27	34.665.158	31.014.694
Ομολογίες εκδόσεώς μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις	28	9.189.297	6.348.467
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	29	158.797	129.077
Αναβαλλόμενες φορολογικές υποχρεώσεις	23	94.807	140.208
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	30	42.019	548.584
Λοιπές υποχρεώσεις	31	1.323.554	675.003
Προβλέψεις	32	95.935	65.263
		50.391.442	45.832.398
Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση	25	1.583	353.595
Σύνολο Υποχρεώσεων		50.393.025	46.185.993
ΚΑΘΑΡΗ ΘΕΣΗ			
Κεφάλαια και αποθεματικά που αναλογούν στους μετόχους της Τραπέζης			
Μετοχικό Κεφάλαιο	33	1.602.809	1.591.286
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	34	184.033	127.961
Αποθεματικά	35	445.662	351.697
Ποσά που αναγνωρίσθηκαν απευθείας στην Καθαρή Θέση και συνδέονται με στοιχεία Ενεργητικού προς πώληση	25	-	(2.576)
Αποτελέσματα εις νέον	36	1.138.195	686.018
Ίδιες μετοχές	37	(188)	(14.653)
		3.370.511	2.739.733
Δικαιώματα τρίτων		32.859	44.280
Υβριδικά κεφάλαια	38	887.894	829.654
Σύνολο Καθαρής Θέσεως		4.291.264	3.613.667
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως		54.684.289	49.799.660

Οι επισυναπτόμενες σημειώσεις (σελ. 18-96) αποτελούν αναπόσπαστο μέρος των οικονομικών καταστάσεων.

ΕΝΟΠΟΙΗΜΕΝΗ ΚΑΤΑΣΤΑΣΗ ΜΕΤΑΒΟΛΩΝ ΤΗΣ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά εύλογης αξίας και λοιπά αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής Θέσεως
Υπόλοιπο 1.1.2006		1.456.018	125.685	324.297	505.985	(188.316)	2.224.669	53.069	844.946	3.122.684
Μεταβολές στην καθαρή θέση περιόδου 1.1-31.12.2006										
Μεταβολή του αποθεματικού αποτίμησης των διαθέσιμων προς πώληση αξιογράφων				(48.776)			(48.776)			(48.776)
Μεταφορά στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθέσιμων προς πώληση αξιογράφων				(6.665)			(6.665)			(6.665)
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού				31.909			31.909			31.909
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση				(23.532)			(23.532)			(23.532)
Αποτέλεσμα περιόδου, μετά από φόρους					551.987		551.987	2.128		554.115
Σύνολο αποτελέσματος				(23.532)	551.987		528.455	2.128		530.583
Αύξηση μετοχικού κεφαλαίου με κεφαλαιοποίηση αποθεματικού και αλλαγή της ονομαστικής αξίας της μετοχής σε € 3,90	33	133.954			(133.954)					
Μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες					(513)		(513)	(9.492)		(10.005)
(Αγορές)/πωλήσεις ιδίων μετοχών και υβριδικών τίτλων					96.598	173.663	270.261		(15.292)	254.969
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό				5.158			5.158			5.158
Ενάσκηση δικαιωμάτων προαιρέσεως που είχαν χορηγηθεί στο προσωπικό	34		2.276	(2.276)						
Έκδοση νέων μετοχών λόγω ενασκήσεως δικαιωμάτων προαιρέσεως	33	1.314					1.314			1.314
Διανομή μερισμάτων στους κοινούς μετόχους και στους μετόχους μειοψηφίας					(237.556)		(237.556)	(1.425)		(238.981)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων					(51.006)		(51.006)			(51.006)
Σχηματισμός αποθεματικών				45.474	(45.474)					
Λοιπά					(1.049)		(1.049)			(1.049)
Υπόλοιπο 31.12.2006		1.591.286	127.961	349.121	686.018	(14.653)	2.739.733	44.280	829.654	3.613.667

Οι επισυναπτόμενες σημειώσεις (σελ. 18-96) αποτελούν αναπόσπαστο μέρος των οικονομικών καταστάσεων.

	Σημείωση	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικό εύλογης αξίας και λοιπά αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής Θέσεως
Υπόλοιπο 1.1.2007		1.591.286	127.961	349.121	686.018	(14.653)	2.739.733	44.280	829.654	3.613.667
Μεταβολές στην καθαρή θέση περιόδου 1.1-31.12.2007										
Μεταβολή του αποθεματικού αποτίμησης των διαθέσιμων προς πώληση αξιογράφων				(38.613)			(38.613)			(38.613)
Μεταφορά στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθέσιμων προς πώληση αξιογράφων				123.054			123.054			123.054
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού				68			68			68
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση				84.509			84.509			84.509
Αποτέλεσμα περιόδου, μετά από φόρους					850.035		850.035	1.051		851.086
Σύνολο αποτελέσματος				84.509	850.035		934.544	1.051		935.595
Αγορές, πωλήσεις και μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες					(3.613)		(3.613)	(11.395)		(15.008)
(Αγορές)/πωλήσεις ιδίων μετοχών και υβριδικών τίτλων	37, 38				(18.197)	14.465	(3.732)		58.240	54.508
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό				19.487			19.487			19.487
Ενάσκηση δικαιωμάτων προαιρέσεως που είχαν χορηγηθεί στο προσωπικό	34, 35		25.477	(25.477)						
Έκδοση νέων μετοχών λόγω ενασκήσεως δικαιωμάτων προαιρέσεως	33, 34, 45	11.523	30.595				42.118			42.118
Διανομή μερισμάτων στους κοινούς μετόχους και στους μετόχους μειοψηφίας	36				(304.421)		(304.421)	(1.077)		(305.498)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων					(52.996)		(52.996)			(52.996)
Μεταφορά αποθεματικών				(36.827)	36.827					
Σχηματισμός αποθεματικών				54.849	(54.849)					
Λοιπά					(609)		(609)			(609)
Υπόλοιπο 31.12.2007		1.602.809	184.033	445.662	1.138.195	(188)	3.370.511	32.859	887.894	4.291.264

Οι επισυναπτόμενες σημειώσεις (σελ. 18-96) αποτελούν αναπόσπαστο μέρος των οικονομικών καταστάσεων.

ΕΝΟΠΟΙΗΜΕΝΗ ΚΑΤΑΣΤΑΣΗ ΤΑΜΕΙΑΚΩΝ ΡΟΩΝ

	Σημείωση	(Ποσά σε χιλιάδες ευρώ) Από 1 Ιανουαρίου έως 31.12.2007	31.12.2006
Ταμειακές ροές από λειτουργικές δραστηριότητες			
Κέρδη προ φόρων από συνεχιζόμενες δραστηριότητες		985.263	800.757
Προσαρμογή κερδών προ φόρων για:			
Αποσβέσεις ενσώματων παγίων	20,21	54.509	43.543
Αποσβέσεις αΰλων παγίων	22	23.745	19.105
Απομειώσεις δανείων και προβλέψεις		237.398	264.332
Λοιπές προσαρμογές		19.487	5.157
(Κέρδη)/Ζημίες από επενδυτικές δραστηριότητες		15.323	(28.489)
(Κέρδη)/Ζημίες από χρηματοδοτικές δραστηριότητες		53.487	89.552
Αναλογία (κερδών)/ζημιών από συγγενείς επιχειρήσεις	19	(1.220)	408
		1.387.992	1.194.365
Καθαρή (αύξηση) μείωση στοιχείων Ενεργητικού που σχετίζονται με λειτουργικές δραστηριότητες:			
Απαιτήσεων κατά πιστωτικών ιδρυμάτων		(240.602)	(1.426.869)
Αξιογράφων χαρτοφυλακίου συναλλαγών και παραγώγων Ενεργητικού		(97.812)	(290.032)
Δανείων και απαιτήσεων κατά πελατών		(10.050.212)	(5.209.213)
Λοιπών στοιχείων Ενεργητικού		(13.071)	(86.348)
Καθαρή αύξηση (μείωση) Υποχρεώσεων που σχετίζονται με λειτουργικές δραστηριότητες			
Υποχρεώσεων προς πιστωτικά ιδρύματα		(2.307.395)	(1.442.073)
Υποχρεώσεων από παράγωγα		159.563	84.340
Υποχρεώσεων προς πελάτες		6.216.867	6.512.073
Λοιπών Υποχρεώσεων		(33.841)	(77.045)
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες πριν από φόρους		(4.978.511)	(740.802)
Πληρωθέντες φόροι εισοδήματος και λοιποί φόροι		(126.471)	(202.328)
Καθαρές ταμειακές ροές από συνεχιζόμενες λειτουργικές δραστηριότητες		(5.104.982)	(943.130)
Ταμειακές ροές από επενδυτικές δραστηριότητες			
Επενδύσεις σε θυγατρικές και συγγενείς επιχειρήσεις		(22.387)	(11.376)
Διάθεση συμμετοχών σε θυγατρικές και συγγενείς επιχειρήσεις		20	13.167
Εισπραχθέντα μερίσματα	4	2.254	2.700
Αγορές παγίων		(183.060)	(118.648)
Πωλήσεις παγίων		21.637	13.168
Καθαρή (αύξηση) μείωση επενδύσεων σε χρεόγραφα		4.451.770	(14.569)
Καθαρές ταμειακές ροές από συνεχιζόμενες επενδυτικές δραστηριότητες		4.270.234	(115.558)
Ταμειακές ροές από χρηματοδοτικές δραστηριότητες			
Ενάσκηση δικαιωμάτων προαιρέσεως		42.118	1.314
Πληρωθέντα μερίσματα		(303.531)	(236.371)
(Αγορές)/πωλήσεις ιδίων μετοχών		11.466	266.267
Έκδοση ομολογιακών δανείων		677.038	13.658
Αποπληρωμή ομολογιακών δανείων		(526.956)	(40.056)
Πωλήσεις υβριδικών τίτλων		43.042	
Αγορές υβριδικών τίτλων			(19.286)
Πληρωθέντα μερίσματα υβριδικών τίτλων		(52.996)	(51.006)
Καθαρές ταμειακές ροές από συνεχιζόμενες χρηματοδοτικές δραστηριότητες		(109.819)	(65.480)
Επίδραση συναλλαγματικών διαφορών στο ταμείο και στα ταμειακά ισοδύναμα		67	31.909
Καθαρή αύξηση (μείωση) ταμειακών ροών από συνεχιζόμενες δραστηριότητες		(944.500)	(1.092.259)
Καθαρές ταμειακές ροές από διακοπείσες λειτουργικές δραστηριότητες			762
Καθαρές ταμειακές ροές από διακοπείσες επενδυτικές δραστηριότητες		160.700	1.514
Καθαρές ταμειακές ροές από διακοπείσες χρηματοδοτικές δραστηριότητες			
Καθαρή αύξηση (μείωση) ταμειακών ροών από διακοπείσες δραστηριότητες		160.700	2.276
Ταμείο και ταμειακά ισοδύναμα στην αρχή της χρήσεως	13	4.575.831	5.665.814
Ταμείο και ταμειακά ισοδύναμα στο τέλος της χρήσεως	13	3.792.031	4.575.831

Οι επισυναπτόμενες σημειώσεις (σελ. 18-96) αποτελούν αναπόσπαστο μέρος των οικονομικών καταστάσεων.

ΣΗΜΕΙΩΣΕΙΣ ΕΠΙ ΤΩΝ ΕΝΟΠΟΙΗΜΕΝΩΝ ΟΙΚΟΝΟΜΙΚΩΝ ΚΑΤΑΣΤΑΣΕΩΝ

Γενικές πληροφορίες

Ο Όμιλος της ALPHA BANK περιλαμβάνει εταιρίες, τόσο στην Ελλάδα όσο και στο εξωτερικό, οι οποίες παρέχουν υπηρεσίες όπως:

- Τραπεζικές
- Χρηματοδοτικές
- Χρηματοοικονομικών υπηρεσιών
- Επενδύσεων
- Ασφαλίσεων
- Κτηματικές
- Ξενοδοχειακές

Ιθύνουσα ή μητρική εταιρία του Ομίλου είναι η ALPHA ΤΡΑΠΕΖΑ Α.Ε., η οποία λειτουργεί με τον διακριτικό τίτλο ALPHA BANK, εδρεύει στην Αθήνα, οδός Σταδίου 40, και είναι καταχωρημένη στο Μητρώο Ανωνύμων Εταιριών με αριθμό 6066/06/Β/86/05. Η διάρκειά της, έχει οριστεί έως το 2100, δύναται δε να παραταθεί με απόφαση της Γενικής Συνελεύσεως.

Σκοπός της Τραπέζης είναι η διενέργεια όλων των τραπεζικών εργασιών στην Ελλάδα και το εξωτερικό, κατά τις εκάστοτε ισχύουσες διατάξεις και περιγράφεται στο άρθρο 4 του Καταστατικού της.

Η θητεία του Διοικητικού της Συμβουλίου, που εξελέγη από τη Γενική Συνέλευση των Μετόχων της 19ης Απριλίου 2005, λήγει το 2010 και η σύνθεσή του μετά τις τροποποιήσεις που έγιναν με απόφαση του Διοικητικού Συμβουλίου της 27.2.2007, (παραίτηση του μη εκτελεστικού μέλους κ. Τάκη Αθανασόπουλου και αντικατάστασή του από τον κ. Ευάγγελο Καλούση), την 31.12.2007 είχε ως εξής:

ΠΡΟΕΔΡΟΣ (Εκτελεστικό Μέλος)
Γιάννης Σ. Κωστόπουλος

ΑΝΤΙΠΡΟΕΔΡΟΣ (Μη Εκτελεστικό Μέλος)
Μηνάς Γ. Τάνες***

ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ

ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ
Δημήτριος Π. Μαντζούνης

ΕΝΤΕΤΑΛΜΕΝΟΙ ΣΥΜΒΟΥΛΟΙ ΚΑΙ ΓΕΝΙΚΟΙ ΔΙΕΥΘΥΝΤΕΣ
Μαρίνος Σ. Γιαννόπουλος (CFO)***
Σπύρος Ν. Φιλάρετος
Αρτέμης Χ. Θεοδωρίδης

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ
Γεώργιος Ε. Αγουρίδης*
Σοφία Γ. Ελευθερουδάκη
Παύλος Γ. Καρακώστας*
Νικόλαος Ι. Μάνεσης**

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΑΝΕΞΑΡΤΗΤΑ ΜΕΛΗ
Παύλος Α. Αποστολίδης**
Θάνος Μ. Βερέμης
Ευάγγελος Ι. Καλούσης */*** (Με απόφαση της Γενικής Συνελεύσεως της 3.4.2007 ορίσθηκε από μη εκτελεστικό μέλος σε ανεξάρτητο μη εκτελεστικό)
Ιωάννης Κ. Λύρας**

ΓΡΑΜΜΑΤΕΥΣ
Έκτωρ Π. Βερύκιος

* Μέλος της Ελεγκτικής Επιτροπής
** Μέλος της Επιτροπής Αποδοχών Διοικήσεως
*** Μέλος της Επιτροπής Διαχειρίσεως Κινδύνων

Ελεγκτές των εξαμηνιαίων και ετησίων οικονομικών καταστάσεων είναι οι:

Τακτικοί:	Μάριος Τ. Κυριάκου Χαράλαμπος Γ. Συρούνης
Αναπληρωματικός:	Νικόλαος Χ. Τσιμπούκας

της εταιρίας KPMG Ορκωτοί Ελεγκτές Α.Ε.

Η μετοχή της Τραπέζης είναι εισηγμένη στο Χρηματιστήριο Αθηνών από το 1925. Την 31 Δεκεμβρίου 2007 ήταν η πέμπτη μεγαλύτερη εισηγμένη εταιρία με βάση την κεφαλαιοποίησή της. Από τον Φεβρουάριο του 2004, η μετοχή συμμετέχει και στο δείκτη FTSE Eurofirst 300, στον οποίο περιλαμβάνονται οι 300 μεγαλύτερες ευρωπαϊκές εταιρίες, ενώ συμμετέχει και σε άλλους σημαντικούς διεθνείς δείκτες όπως, μεταξύ άλλων, ο S&P Europe 350, ο FTSE Med 100, ο MSCI Europe, ο DJ Euro Stoxx και ο FTSE4 Good.

Εκτός από την ελληνική κεφαλαιαγορά, η μετοχή είναι εισηγμένη στο Χρηματιστήριο του Λονδίνου με τη μορφή διεθνών πιστοποιητικών (GDRs), ενώ διαπραγματεύεται εκτός χρηματιστηριακού κύκλου στην αγορά της Νέας Υόρκης (ADRs).

Το σύνολο των μετοχών σε κυκλοφορία, την 31 Δεκεμβρίου 2007 ανήρχετο σε 410.976.652 τεμάχια.

Η συνεχιζόμενη ανάπτυξη των εργασιών της Τραπέζης και η διαχρονικά συνεπής μερισματική απόδοση της μετοχής συμβάλλουν στην προσέλκυση εγχώριων και ξένων επενδυτών, διαμορφώνοντας την εμπορευσιμότητα της μετοχής, για το έτος 2007, σε 1.307.691 τεμάχια, περίπου, ανά συνεδρίαση κατά μέσο όρο.

Τέλος η πιστοληπτική διαβάθμιση της Τραπέζης διατηρείται σε υψηλά για την ευρωπαϊκή συγκυρία επίπεδα (Standard & Poor's: A-, Moody's: A1, Fitch Ratings: A-), αντανακλά δε την δυναμική των μεγεθών και των εργασιών της και συνηγορεί υπέρ της θετικής χρηματιστηριακής προοπτικής της μετοχής της.

Οι παρούσες οικονομικές καταστάσεις έχουν εγκριθεί από το Διοικητικό Συμβούλιο της 26ης Φεβρουαρίου 2008.

Ακολουθούμενες λογιστικές αρχές

1.1 Βάση παρουσίασης

Οι ενοποιημένες οικονομικές καταστάσεις αφορούν τη χρήση 1.1-31.12.2007, και έχουν συνταχθεί σύμφωνα με τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης (Δ.Π.Χ.Π.), όπως αυτά υιοθετούνται από την Ευρωπαϊκή Ένωση, βάσει του Κανονισμού αριθ. 1606/2002 του Ευρωπαϊκού Κοινοβουλίου και του Συμβουλίου της Ευρωπαϊκής Ένωσης της 19ης Ιουλίου 2002.

Οι παρούσες οικονομικές καταστάσεις έχουν συνταχθεί με βάση την αρχή του ιστορικού κόστους, με εξαίρεση τα ακόλουθα στοιχεία Ενεργητικού και Υποχρεώσεων που αποτιμήθηκαν στην εύλογη αξία τους:

- Αξιόγραφα χαρτοφυλακίου συναλλαγών
- Παράγωγα χρηματοοικονομικά μέσα
- Επενδύσεις και αξιόγραφα διαθέσιμα προς πώληση

Τα ποσά που περιλαμβάνονται στις παρούσες οικονομικές καταστάσεις παρουσιάζονται σε χιλιάδες Ευρώ, εκτός αν αναφέρεται διαφορετικά στις επιμέρους σημειώσεις.

Οι εκτιμήσεις και τα κριτήρια που εφαρμόζονται από τις εταιρίες του Ομίλου για τη λήψη αποφάσεων και τα οποία επηρεάζουν τη σύνταξη των οικονομικών καταστάσεων, στηρίζονται σε ιστορικά δεδομένα και σε υποθέσεις που, υπό τις παρούσες συνθήκες, κρίνονται λογικές.

Οι εκτιμήσεις και τα κριτήρια λήψης αποφάσεων, επανεκτιμώνται για να λάβουν υπόψη τις τρέχουσες εξελίξεις και οι επιπτώσεις από τυχόν αλλαγές τους αναγνωρίζονται στις οικονομικές καταστάσεις κατά το χρόνο που πραγματοποιούνται.

Οι λογιστικές αρχές που ακολούθησε ο Όμιλος, για τη σύνταξη των ετησίων οικονομικών καταστάσεων της 31.12.2007, είναι συνεπείς με αυτές που περιγράφονται στις δημοσιευμένες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2006, αφού ληφθούν υπόψη οι κατωτέρω τροποποιήσεις των προτύπων και οι νέες Διερμηνείες, που εκδόθηκαν από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (IASB), υιοθετήθηκαν από την Ευρωπαϊκή Ένωση και η εφαρμογή τους είναι υποχρεωτική από 1.1.2007:

- Διεθνές Πρότυπο Χρηματοοικονομικής Πληροφόρησης 7 «*Χρηματοοικονομικά μέσα: Γνωστοποιήσεις*». (*Κανονισμός 108/2006*)

  Το ΔΠΧΠ 7 και οι τροποποιήσεις των υπολοίπων Προτύπων, επέφεραν σημαντικές αλλαγές στο περιεχόμενο και τον τρόπο γνωστοποίησης των στοιχείων που αφορούν τα χρηματοοικονομικά μέσα και περιλαμβάνονται στις ετήσιες οικονομικές καταστάσεις της 31.12.2007.

- Τροποποίηση ΔΛΠ 1 «*Παρουσίαση Οικονομικών Καταστάσεων – Γνωστοποιήσεις κεφαλαίων*

  Με την τροποποίηση αυτή απαιτούνται επιπλέον γνωστοποιήσεις για τον τρόπο διαχείρισης των κεφαλαίων του Ομίλου και ποσοτικές πληροφορίες επ' αυτών, που περιλαμβάνονται στις ετήσιες οικονομικές καταστάσεις της 31.12.2007.

- Διερμηνεία 7 «*Εφαρμογή της προσέγγισης της αναπροσαρμογής σύμφωνα με το ΔΛΠ 29 περί υπερπληθωριστικών οικονομιών*» (*Κανονισμός 708/2006*)

  Η υιοθέτηση της δεν είχε επίπτωση στις οικονομικές καταστάσεις, διότι το ΔΛΠ 29 περί υπερπληθωριστικών οικονομιών δεν έχει εφαρμογή στις δραστηριότητες του Ομίλου.

- Διερμηνείες 8 και 9 «*Πεδίο εφαρμογής του ΔΠΧΠ 2*» και «*Επανεκτίμηση ενσωματωμένων παραγώγων*» (*Κανονισμός 1329/8.9.2006*)

  Από την υιοθέτησή τους δεν προέκυψε ουσιώδης επίπτωση στις οικονομικές καταστάσεις του Ομίλου.

- Διερμηνεία 10 «Ενδιάμεσες Οικονομικές καταστάσεις και απομείωση»

  Με την υιοθέτηση της διερμηνείας αυτής δεν επιτρέπεται ο αντιλογισμός ζημιών απομείωσης που έχουν αναγνωρισθεί σε προηγούμενη ενδιάμεση περίοδο και αφορούν υπεραξία, επενδύσεις σε μετοχικούς τίτλους ή χρηματοοικονομικά στοιχεία που αναγνωρίζονται στο κόστος.

  Η εφαρμογή αυτής της διερμηνείας δεν είχε επιπτώσεις στις ακολουθούμενες λογιστικές αρχές του Ομίλου.

Εκτός των Προτύπων και Διερμηνειών που αναφέρονται ανωτέρω, η Ευρωπαϊκή Ένωση έχει υιοθετήσει τα παρακάτω πρότυπα και διερμηνείες των οποίων η εφαρμογή είναι υποχρεωτική για χρήσεις με έναρξη μετά την 1.1.2007 και δεν έχουν εφαρμοστεί πρόωρα από τον Όμιλο.

- *Διερμηνεία 11* «Δ.Π.Χ.Π. 2 Συναλλαγές συμμετοχικών τίτλων της ιδίας επιχείρησης ή επιχειρήσεων του ιδίου ομίλου».

  Ισχύει για χρήσεις με έναρξη μετά την 1.3.2007 (Κανονισμός 611/1.6.2007).

  Η εφαρμογή αυτής της διερμηνείας δεν αναμένεται να επιφέρει ουσιώδη επίπτωση στις οικονομικές καταστάσεις.

- *Διεθνές Πρότυπο Χρηματοοικονομικής Πληροφόρησης 8 «Τομείς λειτουργίας» Ισχύει για χρήσεις με έναρξη από την 1.1.2009 (Κανονισμός 1358/21.11.2007)*

  Το Πρότυπο αυτό αντικαθιστά το ΔΛΠ 14 – Οικονομικές πληροφορίες κατά τομέα. Η υιοθέτησή του από την Ευρωπαϊκή Ένωση και η εφαρμογή του από τον Όμιλο, αναμένεται να επιφέρει αλλαγές στον τρόπο παρουσίασης των δραστηριοτήτων του Ομίλου κατά τομέα λειτουργίας.

Επίσης, το Συμβούλιο Διεθνών Λογιστικών Προτύπων έχει εκδώσει τα παρακάτω πρότυπα και διερμηνείες, τα οποία όμως δεν έχουν υιοθετηθεί ακόμη από την Ευρωπαϊκή Ένωση και δεν έχουν εφαρμοστεί πρόωρα από τον Όμιλο.

- *Τροποποίηση του Διεθνούς Λογιστικού Προτύπου 23 «Κόστος δανεισμού» Ισχύει για χρήσεις με έναρξη από την 1.1.2009*

  Την 29η Μαρτίου 2007, το Συμβούλιο εξέδωσε το αναθεωρημένο κείμενο του ΔΛΠ 23, σύμφωνα με το οποίο δεν επιτρέπεται η άμεση καταχώρηση στα αποτελέσματα, του κόστους δανεισμού που συνδέεται άμεσα με στοιχεία ενεργητικού για τα οποία απαιτείται σημαντικός χρόνος μέχρις ότου τεθούν σε παραγωγική λειτουργία ή είναι διαθέσιμα να πωληθούν. Το κόστος αυτό πλέον θα κεφαλαιοποιείται και θα αποτελεί μέρος του κόστους κτήσης του στοιχείου του ενεργητικού.

  Η υιοθέτησή του δεν αναμένεται να έχει ουσιώδη επίπτωση στις οικονομικές καταστάσεις.

- *Τροποποίηση του Διεθνούς Λογιστικού Προτύπου 1 «Παρουσίαση οικονομικών καταστάσεων» – Ισχύει για χρήσεις με έναρξη από την 1.1.2009.*

  Την 6η Σεπτεμβρίου 2007, το Συμβούλιο εξέδωσε το αναθεωρημένο κείμενο του ΔΛΠ 1, του οποίου οι σημαντικότερες αλλαγές συνοψίζονται στα εξής:

  i. Εισάγεται η έννοια του συνολικού αποτελέσματος (comprehensive income), το οποίο πρέπει να παρουσιάζεται ως μία ξεχωριστή κατάσταση που θα συγκεντρώνει τα κονδύλια που έχουν καταχωρηθεί στα αποτελέσματα της περιόδου και εκείνα που έχουν καταχωρηθεί απευθείας στην καθαρή θέση. Οι επιχειρήσεις δύνανται να απεικονίζουν ξεχωριστή κατάσταση αποτελεσμάτων χρήσης, στη περίπτωση όμως αυτή, τα αποτελέσματα που καταχωρήθηκαν απευθείας στην καθαρή θέση θα παρουσιάζονται σε πρόσθετη κατάσταση.

ii. Η κατάσταση μεταβολών της καθαρής θέσης, θα περιλαμβάνει τα κονδύλια που αφορούν αποκλειστικά τις συναλλαγές των επιχειρήσεων με τους κατόχους στοιχείων της καθαρής τους θέσης.

iii. Στις περιπτώσεις που μία νέα λογιστική αρχή εφαρμόζεται αναδρομικά, καθώς και στις περιπτώσεις αναμορφώσεως κονδυλίων, τα συγκριτικά στοιχεία θα πρέπει να περιλαμβάνουν του ισολογισμούς του τέλους και της αρχής της προηγούμενης χρήσης.

Η υιοθέτηση του Προτύπου από την Ευρωπαϊκή Ένωση και η εφαρμογή του από τον Όμιλο, αναμένεται να επιφέρει αλλαγές στον τρόπο παρουσίασης των οικονομικών καταστάσεων.

- *Τροποποίηση του Διεθνούς Λογιστικού Προτύπου 27 «Ενοποιημένες και Ιδιαίτερες Οικονομικές Καταστάσεις» και του Διεθνούς Προτύπου Χρηματοοικονομικής Πληροφορήσεως 3 «Συνενώσεις επιχειρήσεων» – Ισχύουν για συνενώσεις επιχειρήσεων που η ημερομηνία απόκτησης αφορά χρήσεις με έναρξη από την 1.7.2009.*

Οι σημαντικότερες αλλαγές που επιφέρουν τα τροποποιημένα πρότυπα, τα οποία εκδόθηκαν την 10η Ιανουαρίου 2008, συνοψίζονται στα εξής:

i. Στις περιπτώσεις μεταβολής του ποσοστού συμμετοχής σε μία επιχείρηση, με την οποία είτε αποκτάται, είτε χάνεται ο έλεγχος, η αξία της επένδυσης που υπήρχε πριν τη μεταβολή του ποσοστού ή αυτής που τυχόν απέμεινε αντίστοιχα, πρέπει να αποτιμάται στην εύλογη αξία, με τη διαφορά να καταχωρείται στα αποτελέσματα.

ii. Δίνεται η δυνατότητα αποτίμησης των δικαιωμάτων τρίτων, κατά την αρχική αναγνώριση, στην εύλογη αξία τους. Επίσης τα δικαιώματα τρίτων θα απορροφούν πλέον, το σύνολο των ζημιών που τους αναλογεί.

iii. Ενδεχόμενο τίμημα εξαγοράς μίας επιχείρησης, αναγνωρίζεται ως υποχρέωση και αποτιμάται στην εύλογη αξία.

iv. Τα έξοδα που σχετίζονται με τη διαδικασία εξαγοράς, δεν αποτελούν πλέον συστατικό του συνολικού τιμήματος εξαγοράς, αλλά θα καταχωρούνται στα αποτελέσματα χρήσης.

Επίσης καθορίζεται ρητά πλέον, ότι τυχόν διαφορά που προκύπτει κατά τη μεταβολή ποσοστών σε μία θυγατρική εταιρία, στην οποία εξακολουθεί να υπάρχει έλεγχος, μεταξύ του τιμήματος και της καθαρής θέσης που αντιστοιχεί στο ποσοστό μεταβολής, καταχωρείται απευθείας στην καθαρή θέση. Ο Όμιλος εφαρμόζει ήδη την εν λόγω λογιστική πρακτική (σχετική σημείωση 1.2).

- *Τροποποίηση του Διεθνούς Προτύπου Χρηματοοικονομικής Πληροφορήσεως 2 - «Παροχές που εξαρτώνται από την αξία των μετοχών» – Ισχύει για χρήσεις με έναρξη από την 1.1.2009*

Με την τροποποίηση αυτή, που εκδόθηκε την 17η Ιανουαρίου 2008, διευκρινίζεται ότι οι προϋποθέσεις κατοχύρωσης των εν λόγω παροχών, διακρίνονται σε:

i. Προϋποθέσεις που καθορίζουν το αν η επιχείρηση είναι αποδέκτης των υπηρεσιών που παρέχονται και οι οποίες διακρίνονται περαιτέρω σε

   - προϋποθέσεις κατοχύρωσης που στηρίζονται αποκλειστικά στην παρέλευση του καθορισμένου χρόνου παροχής υπηρεσιών και σε
   - προϋποθέσεις που ταυτόχρονα επιβάλλουν την επίτευξη συγκεκριμένης απόδοσης

ii. Προϋποθέσεις που δεν σχετίζονται με τη λήψη υπηρεσιών από την επιχείρηση

Επιπλέον, για κάθε μία από τις ανωτέρω κατηγορίες, καθορίζονται διακριτοί κανόνες προσδιορισμού της εύλογης αξίας των παροχών κατά την ημερομηνία χορήγησής τους, καθώς και του λογιστικού χειρισμού στις περιπτώσεις μη επίτευξης των προϋποθέσεων που έχουν τεθεί.

Η υιοθέτηση της τροποποίησης από την Ευρωπαϊκή Ένωση και η εφαρμογή της από τον Όμιλο, δεν αναμένεται να έχει ουσιώδεις επιπτώσεις στις οικονομικές καταστάσεις.

- *Τροποποίηση των Διεθνών Λογιστικών Προτύπου 32 - «Χρηματοοικονομικά μέσα: Παρουσίαση» και 1 «Παρουσίαση των Οικονομικών Καταστάσεων» - Ισχύουν για χρήσεις με έναρξη από την 1.1.2009*

  Με την εφαρμογή της εν λόγω τροποποίησης, η οποία εκδόθηκε την 14η Φεβρουαρίου 2008, χρηματοοικονομικά μέσα που πληρούν τον ορισμό της χρηματοοικονομικής υποχρέωσης, αλλά ταυτόχρονα περιέχουν δικαίωμα για τον κάτοχό τους να απαιτήσει από τον εκδότη την αποπληρωμή τους, κάτω από συγκεκριμένες προϋποθέσεις, κατατάσσονται στην καθαρή θέση του εκδότη. Με την εν λόγω τροποποίηση, απαιτούνται επίσης πρόσθετες γνωστοποιήσεις επί των οικονομικών καταστάσεων.

  Ο Όμιλος εξετάζει τις πιθανές επιπτώσεις που θα έχει η υιοθέτηση και εφαρμογή της τροποποίησης στις οικονομικές καταστάσεις.

- *Διερμηνεία 12 «Συμφωνία παραχώρησης εκμεταλλεύσεως» Ισχύει για χρήσεις με έναρξη από την 1.1.2008*

- *Διερμηνεία 13 «Προγράμματα επιβράβευσης πελατών» Ισχύει για χρήσεις με έναρξη από την 1.7.2008*

- *Διερμηνεία 14 «ΔΛΠ 19 - Όριο αναγνώρισης στοιχείων Ενεργητικού από προγράμματα καθορισμένων παροχών, ελάχιστες απαιτήσεις χρηματοδότησης και η αλληλεπίδρασή τους » Ισχύει για χρήσεις με έναρξη από την 1.1.2008*

  Ο Όμιλος εξετάζει τις επιπτώσεις που θα έχει η υιοθέτηση των ανωτέρω Διερμηνειών, στις οικονομικές καταστάσεις.

1.2 Αρχές ενοποιήσεως

Οι ενοποιημένες οικονομικές καταστάσεις περιλαμβάνουν τη μητρική εταιρία ALPHA BANK, τις θυγατρικές της, τις συγγενείς και τις κοινοπραξίες.

α. Θυγατρικές Εταιρίες

Είναι οι εταιρίες στις οποίες η Τράπεζα ασκεί έλεγχο άμεσα, ή έμμεσα μέσω άλλων θυγατρικών εταιριών. Οι θυγατρικές εταιρίες ενοποιούνται με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως, από την ημερομηνία που αποκτάται ο έλεγχος και παύουν να ενοποιούνται, κατά την ημερομηνία, που ο Όμιλος δεν ασκεί πλέον τον έλεγχο.

Κατά την απόκτηση των θυγατρικών χρησιμοποιείται η μέθοδος εξαγοράς. Όταν το κόστος κτήσεως ξεπερνά την αναλογία επί της εύλογης αξίας των στοιχείων Ενεργητικού και Υποχρεώσεων της θυγατρικής που αποκτάται, τότε η διαφορά θεωρείται υπεραξία, αναγνωρίζεται ως στοιχείο του Ενεργητικού και υπόκειται σε έλεγχο απομειώσεως ετησίως. Εάν όμως είναι μικρότερο από την εύλογη αξία, η διαφορά αυτή αναγνωρίζεται άμεσα στην κατάσταση αποτελεσμάτων.

Στις περιπτώσεις που το ποσοστό συμμετοχής του Ομίλου σε θυγατρικές εταιρίες μεταβάλλεται, λόγω αγοράς πρόσθετου ποσοστού, η διαφορά που προκύπτει μεταξύ του καταβληθέντος τιμήματος και της Καθαρής Θέσεως που εξαγοράζεται, καταχωρείται απευθείας στο λογαριασμό «Αποτελέσματα εις νέον».

Οι πωλήσεις ποσοστού συμμετοχής σε θυγατρικές εταιρίες, από τις οποίες δεν προκύπτει απώλεια του ελέγχου που ασκεί ο Όμιλος στις εταιρίες αυτές, θεωρούνται ως συναλλαγές μεταξύ των μερών που συνθέτουν την Καθαρή Θέση του Ομίλου και τα τυχόν αποτελέσματα που προκύπτουν, καταχωρούνται απευθείας στο λογαριασμό «Αποτελέσματα εις νέον».

Εταιρίες ειδικού σκοπού ενοποιούνται όταν, κατά την εξέταση της σχέσεως που υφίσταται μεταξύ της Τραπέζης και της εταιρίας, προκύπτει ότι η πρώτη ελέγχει άμεσα την εταιρία ειδικού σκοπού.

Οι λογιστικές αρχές, που ακολουθούν οι θυγατρικές εταιρίες για τη σύνταξη των οικονομικών τους καταστάσεων, αναπροσαρμόζονται, όπου κρίνεται απαραίτητο, για να εξασφαλιστεί συνέπεια με τις αντίστοιχες αρχές του Ομίλου.

β. Συγγενείς εταιρίες

Είναι οι εταιρίες στις οποίες ο Όμιλος ασκεί ουσιώδη επιρροή αλλά όχι έλεγχο.

Ουσιώδης επιρροή, κατά κύριο λόγο, τεκμαίρεται ότι υφίσταται, όταν η Τράπεζα κατέχει, άμεσα ή έμμεσα μέσω θυγατρικών, ποσοστό 20% έως 50% των μετοχών της εταιρίας. Οι επενδύσεις στις συγγενείς εταιρίες αποτιμώνται με τη μέθοδο της Καθαρής Θέσης, ενώ παράλληλα εξετάζεται η ύπαρξη τυχόν ζημιών απομειώσεως.

Η αναλογία του Ομίλου στα κέρδη ή τις ζημίες των συγγενών εταιριών, γνωστοποιείται ως ξεχωριστό στοιχείο στην κατάσταση του λογαριασμού αποτελεσμάτων.

Οι λογιστικές αρχές, που ακολουθούν οι συγγενείς εταιρίες για την σύνταξη των οικονομικών τους καταστάσεων, αναπροσαρμόζονται, όπου κρίνεται απαραίτητο, για να εξασφαλιστεί συνέπεια με τις αντίστοιχες αρχές του Ομίλου.

γ. Κοινοπραξίες

Σύμφωνα με το Δ.Λ.Π. 31, «κοινοπραξία είναι ένας συμβατικός διακανονισμός, με τον οποίο δύο ή περισσότερα μέρη αναλαμβάνουν οικονομική δραστηριότητα που υπόκειται σε από κοινού έλεγχο».

Στις ενοποιημένες οικονομικές καταστάσεις του Ομίλου οι συμμετοχές σε κοινοπραξίες απεικονίζονται με τη μέθοδο της αναλογικής ενοποιήσεως.

Οι ενδοεταιρικές συναλλαγές μεταξύ των εταιριών του Ομίλου απαλείφονται, εκτός και αν υποδηλώνουν απομείωση ενός στοιχείου του Ενεργητικού, η οποία αναγνωρίζεται στον ενοποιημένο Ισολογισμό.

Λεπτομερής καταγραφή όλων των εταιριών του Ομίλου, καθώς και το ποσοστό συμμετοχής του Ομίλου σ' αυτές, γίνεται στη σημείωση 40 για τις θυγατρικές και τις κοινοπραξίες και στη σημείωση 19 για τις συγγενείς.

1.3 Πληροφόρηση κατά τομέα

Με δεδομένη την υφιστάμενη διοικητική δομή και διάρθρωση των εργασιών του Ομίλου και το γεγονός ότι το σημαντικότερο ποσοστό εσόδων του προέρχεται από δραστηριότητες στην Ελλάδα ο Όμιλος αποφάσισε:

α. την επιλογή των επιχειρηματικών τομέων, ως πρωτεύοντος τύπου παρουσίασης των πληροφοριών. Συγκεκριμένα αναλύονται οι εξής τομείς εργασιών:
- Λιανική Τραπεζική
- Corporate Banking
- Asset Management / Insurance
- Investment Banking / Treasury
- Ν.Α. Ευρώπη
- Λοιπά

β. την κατανομή των εργασιών του Ομίλου σε γεωγραφικούς τομείς, που θα αποτελέσει τον δευτερεύοντα τύπο παρουσίασης, στις ακόλουθες γεωγραφικές περιοχές:
- Ελλάδα
- Λοιπές χώρες

Αναλυτικά στοιχεία για την πληροφόρηση κατά επιχειρηματικό και γεωγραφικό τομέα αναφέρονται στη σημείωση 41.

1.4 Συναλλαγές σε ξένο νόμισμα και μετατροπή οικονομικών καταστάσεων μονάδων εξωτερικού

α. Συναλλαγές σε ξένο νόμισμα

Τα στοιχεία που περιλαμβάνονται στις ενοποιημένες οικονομικές καταστάσεις παρουσιάζονται σε Ευρώ, που είναι το νόμισμα της χώρας, στην οποία έχει την έδρα της η μητρική εταιρία Alpha Bank (λειτουργικό νόμισμα).

Τα στοιχεία που περιλαμβάνονται στις ιδιαίτερες οικονομικές καταστάσεις των εταιριών του Ομίλου αποτιμώνται στο λειτουργικό νόμισμα κάθε μιας εταιρίας, το οποίο καθορίζεται με κριτήριο το νόμισμα της χώρας στην οποία αυτή δραστηριοποιείται ή με βάση το νόμισμα στο οποίο πραγματοποιούνται, κυρίως, οι συναλλαγές της.
Οι συναλλαγές που πραγματοποιούνται σε ξένα νομίσματα, μετατρέπονται στο λειτουργικό νόμισμα της κάθε εταιρίας, με την ισοτιμία κλεισίματος της ημερομηνίας των συναλλαγών.

Κατά την ημερομηνία συντάξεως των οικονομικών καταστάσεων, τα νομισματικά στοιχεία σε ξένο νόμισμα, του Ενεργητικού και των Υποχρεώσεων, αποτιμώνται με τις τιμές κλεισίματος της ημερομηνίας αυτής. Οι συναλλαγματικές διαφορές, κέρδη ή ζημίες, που προκύπτουν, καταχωρούνται στα αποτελέσματα.

Τα μη νομισματικά στοιχεία του Ενεργητικού και των Υποχρεώσεων, αποτιμώνται με τις τιμές των ξένων νομισμάτων που ίσχυαν κατά την ημερομηνία της αρχικής αναγνώρισής τους, εκτός από τις κατηγορίες των μη νομισματικών στοιχείων που αποτιμώνται σε εύλογες αξίες.

Στην περίπτωση αυτή οι συναλλαγματικές διαφορές αποτελούν μέρος των κερδών ή ζημιών από τη μεταβολή της εύλογης αξίας και καταχωρούνται στα αποτελέσματα ή απευθείας σε αποθεματικό της Καθαρής Θέσης, ανάλογα με την κατηγορία αποτίμησης του μη νομισματικού στοιχείου.

β. Μετατροπή οικονομικών καταστάσεων μονάδων εξωτερικού

Η ενσωμάτωση των οικονομικών καταστάσεων των οικονομικών μονάδων εξωτερικού, που το λειτουργικό τους νόμισμα είναι διαφορετικό από το νόμισμα παρουσίασης των ενοποιημένων οικονομικών καταστάσεων του Ομίλου, πραγματοποιείται με τους ακόλουθους κανόνες:

i. Τα στοιχεία του Ενεργητικού και των Υποχρεώσεων μετατρέπονται σε Ευρώ, με βάση την ισοτιμία κλεισίματος της ημερομηνίας συντάξεως κάθε οικονομικής καταστάσεως. Τα συγκριτικά στοιχεία παρατίθενται όπως είχαν μετατραπεί σε Ευρώ κατά τις αντίστοιχες ημερομηνίες συντάξεως των οικονομικών καταστάσεων.
ii. Τα στοιχεία της κατάστασης αποτελεσμάτων (έσοδα και έξοδα), μετατρέπονται σε Ευρώ με βάση το μέσο όρο των ισοτιμιών που ίσχυσαν κατά την περίοδο αναφοράς.

Οι συναλλαγματικές διαφορές που προκύπτουν από τους ανωτέρω κανόνες μετατροπής, καθώς και εκείνες που προκύπτουν από νομισματικά στοιχεία που αποτελούν μέρος της καθαρής επένδυσης σε οικονομικές μονάδες εξωτερικού, καταχωρούνται απευθείας στην Καθαρή Θέση και μεταφέρονται στα αποτελέσματα με την πώληση της οικονομικής μονάδος.

1.5 Διαθέσιμα και ταμειακά ισοδύναμα

Για σκοπούς καταρτίσεως της ενοποιημένης καταστάσεως ταμειακών ροών, στην κατηγορία αυτή περιλαμβάνονται:

α. Το ταμείο
β. Οι μη δεσμευμένες καταθέσεις στις κεντρικές τράπεζες και
γ. Οι βραχυπρόθεσμες απαιτήσεις από τράπεζες.

Ως βραχυπρόθεσμες απαιτήσεις θεωρούνται αυτές που λήγουν εντός τριών μηνών από την ημερομηνία συντάξεως των ενοποιημένων οικονομικών καταστάσεων.

1.6 Αρχές ταξινόμησης και αποτίμησης των χρηματοοικονομικών στοιχείων Ενεργητικού

Ο Όμιλος για σκοπούς αποτίμησης διακρίνει τα χρηματοοικονομικά στοιχεία του Ενεργητικού του στις ακόλουθες κατηγορίες:

- Δάνεια και απαιτήσεις
- Επενδύσεις διακρατούμενες μέχρι τη λήξη
- Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω των αποτελεσμάτων
- Χρηματοοικονομικά στοιχεία διαθέσιμα προς πώληση

Για κάθε μία από τις ανωτέρω κατηγορίες ισχύουν τα εξής:

α) *Δάνεια και απαιτήσεις*
Στην κατηγορία αυτή ο Όμιλος εντάσσει:
i. τις χορηγήσεις που κάνει σε πελάτες του
ii. τα ποσά που καταβάλλει για την μερική ή ολική κάλυψη ομολογιακών δανείων που εκδίδουν οι πελάτες του και
iii. τις πάσης φύσεως απαιτήσεις έναντι πελατών του, Τραπεζών κ.λπ.
Η κατηγορία αυτή αποτιμάται στο αναπόσβεστο κόστος.

β) *Επενδύσεις διακρατούμενες μέχρι τη λήξη*
Στην κατηγορία αυτή εντάσσονται τα χρηματοοικονομικά στοιχεία του Ενεργητικού για τα οποία υπάρχει πρόθεση και δυνατότητα διακρατήσεως μέχρι τη λήξη τους.
Η κατηγορία αυτή αποτιμάται στο αναπόσβεστο κόστος.
Ο Όμιλος δεν έχει εντάξει κανένα χρηματοοικονομικό στοιχείο του στην κατηγορία αυτή.

γ) *Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω αποτελεσμάτων.*
Στην κατηγορία αυτή εντάσσονται χρηματοοικονομικά στοιχεία για τα οποία:
i. Υπάρχει πρόθεση για την πώλησή τους σε βραχύ χρονικό διάστημα, προκειμένου να αξιοποιηθούν βραχυχρόνιες διακυμάνσεις της αγοράς (εμπορικό χαρτοφυλάκιο).

Στην κατηγορία αυτή ο Όμιλος έχει εντάξει τα ομόλογα και έντοκα του Ελληνικού Δημοσίου με σταθερό επιτόκιο, εκτός ορισμένων εκδόσεων για τις οποίες έχει ληφθεί διαφορετική απόφαση, καθώς επίσης και περιορισμένο αριθμό μετοχών και εταιρικών ομολόγων.

ii. Ο Όμιλος επιλέγει, κατά την αρχική αναγνώριση, να τα αποτιμήσει στην εύλογη αξία με μεταφορά της εκάστοτε προκύπτουσας διαφοράς στα αποτελέσματα.

Η επιλογή αυτή μπορεί να γίνει:
- όταν η Διοίκηση του Ομίλου αξιολογεί και διαχειρίζεται τα εν λόγω χρηματοοικονομικά μέσα με όρους εύλογης αξίας, είτε για σκοπούς διαχείρισης των κινδύνων, είτε ως μέρος μίας στρατηγικής επενδύσεων.
- όταν η επιλογή αυτή εξαλείφει τυχόν λογιστική ασυμμετρία που προκύπτει από την αποτίμηση αυτών των χρηματοοικονομικών μέσων με διαφορετικό τρόπο, (π.χ. στο αναπόσβεστο κόστος), σε σχέση με χρηματοοικονομικά μέσα που σχετίζονται με αυτά, (π.χ. παράγωγα, τα οποία αποτιμώνται στην εύλογη αξία μέσω των αποτελεσμάτων).
- όταν σε χρηματοοικονομικά μέσα, ενσωματώνονται παράγωγα τα οποία διαφοροποιούν ουσιωδώς τις ταμειακές τους ροές.

Ο Όμιλος δεν έχει επιλέξει, κατά την αρχική αναγνώριση, να αποτιμήσει χρηματοοικονομικά στοιχεία στην εύλογη αξία μέσω των αποτελεσμάτων.

δ) *Χρηματοοικονομικά στοιχεία διαθέσιμα προς πώληση*
Στην κατηγορία αυτή εντάσσονται χρηματοοικονομικά στοιχεία που δεν έχουν ενταχθεί σε κάποια από τις ανωτέρω κατηγορίες.
Ο Όμιλος έχει εντάξει στην κατηγορία αυτή:
i. Τα ομόλογα μεταβλητού επιτοκίου
ii. Ορισμένα ομόλογα σταθερού επιτοκίου εκδόσεως Ελληνικού Δημοσίου, για τα οποία έχει ληφθεί συγκεκριμένη απόφαση και ομόλογα σταθερού επιτοκίου λοιπών εκδοτών
iii. Μετοχές και
iv. Τα μερίδια αμοιβαίων κεφαλαίων.

Η κατηγορία αυτή αποτιμάται στην εύλογη αξία. Οι μεταβολές στην εύλογη αξία καταχωρούνται απευθείας στην Καθαρή Θέση μέχρι την πώληση ή απομείωση των χρηματοοικονομικών στοιχείων, οπότε το συσσωρευμένο κέρδος ή ζημία που έχει αναγνωρισθεί στην Καθαρή Θέση, μεταφέρεται σε λογαριασμό αποτελεσμάτων.

Ο έλεγχος απομείωσης των χρηματοοικονομικών μέσων που εντάσσονται σε αυτή την κατηγορία, διενεργείται σε κάθε ημερομηνία συντάξεως οικονομικών καταστάσεων. Αν μετά την ημερομηνία της αναγνώρισης της ζημίας από απομείωση λάβουν χώρα γεγονότα, που οδηγούν σε μείωση των ήδη αναγνωρισθέντων ποσών απομείωσης, τα ποσά αυτά αναγνωρίζονται ως έσοδα στα αποτελέσματα χρήσης, μόνο στην περίπτωση που αφορούν ομόλογα και λοιπούς χρεωστικούς τίτλους. Αντιθέτως δεν αναστρέφονται ζημίες απομείωσης στην περίπτωση των μετοχών και των μεριδίων αμοιβαίων κεφαλαίων.

Σημειώνεται ότι οι κανόνες αποτίμησης που αναφέρθηκαν ανωτέρω δεν εφαρμόζονται όταν τα χρηματοοικονομικά αυτά στοιχεία υπεισέρχονται σε σχέση αντισταθμίσεως. Στις περιπτώσεις αυτές εφαρμόζονται, οι αρχές που αναφέρονται στη σημείωση 1.7.

1.7 Παράγωγα χρηματοοικονομικά μέσα και λογιστική αντιστάθμισης

Παράγωγα καλούμε τα χρηματοοικονομικά μέσα τα οποία στην έναρξή τους έχουν συνήθως μικρή ή μηδενική αξία, η οποία στη συνέχεια μεταβάλλεται ανάλογα με τη μεταβολή που σημειώνεται σε κάποιο υποκείμενο στοιχείο με το οποίο συνδέονται (συνάλλαγμα, επιτόκια, δείκτη ή άλλη μεταβλητή).

Όταν το παράγωγο αποκτά θετική αξία, αναγνωρίζεται ως στοιχείο του Ενεργητικού, ενώ αντίθετα, όταν αποκτά αρνητική αξία, αναγνωρίζεται ως στοιχείο των υποχρεώσεων.

Τα παράγωγα χρησιμοποιούνται είτε για σκοπούς αντιστάθμισης, είτε για σκοπούς εμπορικούς.

Όλα τα παράγωγα ανεξάρτητα του σκοπού για τον οποίο προορίζονται, αποτιμώνται στην εύλογη αξία τους.

Στην περίπτωση που παράγωγα ενσωματώνονται σε άλλα χρηματοοικονομικά μέσα, π.χ. ομόλογα, δάνεια, καταθέσεις, δανειακές υποχρεώσεις κ.λπ., τα οποία δεν αποτιμώνται στην εύλογη αξία μέσω των αποτελεσμάτων και ταυτόχρονα τα οικονομικά χαρακτηριστικά και οι κίνδυνοι που απορρέουν από τα παράγωγα δεν είναι στενά συνδεδεμένα με τα αντίστοιχα χαρακτηριστικά των κύριων χρηματοοικονομικών μέσων στα οποία ενσωματώνονται, τότε υποχρεωτικά διαχωρίζονται, αποτιμώνται στην εύλογη αξία και συμπεριλαμβάνονται στα παράγωγα χρηματοοικονομικά μέσα ενεργητικού ή υποχρεώσεων.

Στις περιπτώσεις που παράγωγα ενσωματώνονται σε χρηματοοικονομικά μέσα που αποτιμώνται στην εύλογη αξία μέσω των αποτελεσμάτων, η μεταβολή της εύλογης αξίας τους περιλαμβάνεται στη συνολική μεταβολή της εύλογης αξίας των εν λόγω χρηματοοικονομικών μέσων και καταχωρείται στα αποτελέσματα χρηματοοικονομικών πράξεων.

Τα παράγωγα προϊόντα χρησιμοποιούνται στα πλαίσια διαχειρίσεως Ενεργητικού-Παθητικού και σύμφωνα πάντα με τις κατευθυντήριες οδηγίες, οι οποίες δίδονται από την Επιτροπή Διαχειρίσεως Ενεργητικού-Παθητικού (ALCO).

Επιπλέον, ο Όμιλος χρησιμοποιεί τα παράγωγα για την αποκόμιση κερδών από βραχυχρόνιες μεταβολές της αγοράς και πάντα μέσα στα πλαίσια αναλήψεως κινδύνων που τίθενται από την αρμόδια Επιτροπή Διαχειρίσεως Ενεργητικού-Παθητικού (ALCO).

Οι διαφορές αποτιμήσεως που προκύπτουν από τα ανωτέρω παράγωγα προϊόντα καταχωρούνται στα αποτελέσματα χρηματοοικονομικών πράξεων.

Όταν ο Όμιλος χρησιμοποιεί παράγωγα για αντιστάθμιση, προβαίνει κατά την έναρξη σε επαρκή τεκμηρίωση της σχέσεως αντισταθμίσεως, καθώς και σε έλεγχο της αποτελεσματικότητας της αντισταθμίσεως. Ο έλεγχος επαναλαμβάνεται σε κάθε ημερομηνία συντάξεως των οικονομικών καταστάσεων.

Διευκρινίζονται ιδιαίτερα τα εξής:

α. *Synthetic Swaps*
Η μητρική εταιρία (Alpha Bank), προκειμένου να αυξήσει την απόδοση των καταθέσεων σε επιλεγμένους πελάτες της, χρησιμοποιεί τον μηχανισμό των Synthetic Swaps.
Μετατρέπει δηλαδή τις καταθέσεις από Ευρώ σε JPY και παράλληλα, για την κάλυψη του συναλλαγματικού κινδύνου, προβαίνει σε προθεσμιακή αγορά του συναλλάγματος JPY.
Το αποτέλεσμα, το οποίο παράγεται από την προθεσμιακή πράξη, διασπάται σε τόκους, οι οποίοι

προστίθενται στους χρεωστικούς τόκους των καταθέσεων, συναλλαγματικές διαφορές και λοιπά αποτελέσματα χρηματοοικονομικών πράξεων.

β. *Swaps συναλλάγματος (FX Swaps)*

Τα Swaps αυτά χρησιμοποιούνται ως επί το πλείστον για την αντιστάθμιση του κινδύνου, ο οποίος προέρχεται από καταθέσεις και δάνεια των πελατών.

Για τα ανωτέρω Swaps δεν υπάρχει επαρκής τεκμηρίωση για την εφαρμογή λογιστικής αντισταθμίσεως και για το λόγο αυτό εντάσσονται στην κατηγορία των εμπορικών Swaps.

Το αποτέλεσμα το οποίο παράγεται από τα παράγωγα αυτά, διασπάται σε τόκους και συναλλαγματικές διαφορές, προκειμένου να υπάρξει αντιπαράθεση με τους τόκους και τις συναλλαγματικές διαφορές, που παράγονται από τις καταθέσεις και τις χορηγήσεις, καθώς και σε λοιπά αποτελέσματα χρηματοοικονομικών πράξεων.

Λογιστική αντιστάθμισης

Λογιστική αντιστάθμισης είναι ο καθορισμός ειδικών κανόνων αποτίμησης με τους οποίους επιδιώκεται η εξουδετέρωση των αποτελεσμάτων που προκύπτουν τόσο από το αντισταθμιζόμενο στοιχείο όσο και από το μέσο αντιστάθμισης, εξουδετέρωση η οποία δεν επιτυγχάνεται με τους συνήθεις κανόνες αποτίμησης.

Η τεκμηρίωση και η αποτελεσματικότητα των σχέσεων αντιστάθμισης αποτελούν απαραίτητες προϋποθέσεις προκειμένου να εφαρμοστεί λογιστική αντιστάθμισης.

Η διαδικασία τεκμηρίωσης λαμβάνει χώρα κατά την έναρξη της σχέσεως αντιστάθμισης, ενώ ο έλεγχος αποτελεσματικότητας διενεργείται κατά την έναρξη και επαναλαμβάνεται κατά τις ημερομηνίες σύνταξης των οικονομικών καταστάσεων του Ομίλου.

α. *Αντιστάθμιση εύλογης αξίας*

Με την λογιστική αντιστάθμισης της εύλογης αξίας ενός χρηματοοικονομικού μέσου επιτυγχάνεται η εξουδετέρωση της μεταβολής της εύλογης αξίας του αντισταθμιζόμενου στοιχείου λόγω της επίδρασης ενός ή περισσοτέρων κινδύνων που αντισταθμίζονται.

Η μεταβολή της αξίας του μέσου αντιστάθμισης και η μεταβολή της αξίας του αντισταθμιζόμενου στοιχείου που οφείλεται στους κινδύνους που αντισταθμίζονται, αναγνωρίζονται στο αποτέλεσμα χρήσεως.

Στις περιπτώσεις διακοπής της σχέσεως αντιστάθμισης, τα αντισταθμιζόμενα χρηματοοικονομικά μέσα αποτιμώνται εκ νέου, σύμφωνα με τους κανόνες που ισχύουν για την κατηγορία αποτίμησης στην οποία έχουν ταξινομηθεί, όπως αυτοί αναλύονται στις σημειώσεις 1.6 και 1.16. Ειδικότερα για τα τοκοφόρα χρηματοοικονομικά μέσα, το συνολικό ποσό της μεταβολής της αξίας τους που αντιστοιχεί στο χρονικό διάστημα ισχύος της σχέσεως αντιστάθμισης, αποσβένεται σταδιακά στα αποτελέσματα, μέχρι τη λήξη ή την πώλησή του. Η απόσβεση αυτή ξεκινά από το χρονικό σημείο διακοπής της σχέσεως αντιστάθμισης, βάσει του πραγματικού επιτοκίου που υπολογίζεται εκ νέου για το συγκεκριμένο χρηματοοικονομικό μέσο και καταχωρείται στα έσοδα ή έξοδα εκ τόκων.

Ο Όμιλος, με χρήση επιτοκιακών παραγώγων (IRSs), αντισταθμίζει κινδύνους που αφορούν δανειακές υποχρεώσεις, ομόλογα, δάνεια και προθεσμιακές καταθέσεις σταθερού επιτοκίου.

β. *Αντιστάθμιση χρηματοροών*

Με την λογιστική αντιστάθμισης των χρηματοροών ενός χρηματοοικονομικού μέσου επιτυγχάνεται η μετατροπή των χρηματοροών από κυμαινόμενες σε σταθερές.

Το αποτελεσματικό μέρος της μεταβολής της εύλογης αξίας του μέσου αντιστάθμισης αναγνωρίζεται απευθείας στην Καθαρή Θέση, ενώ το μη αποτελεσματικό μέρος αναγνωρίζεται στα αποτελέσματα. Η λογιστική μεταχείριση του αντισταθμιζόμενου στοιχείου δεν μεταβάλλεται.

Δεν συνέτρεξε περίπτωση εφαρμογής λογιστικής αντιστάθμισης χρηματοροών.

γ. *Αντιστάθμιση καθαρής επένδυσης σε οικονομική μονάδα εξωτερικού*

Ο Όμιλος κάνοντας χρήση συναλλαγματικών παραγώγων ή δανεισμού, αντισταθμίζει συναλλαγματικούς κινδύνους που αφορούν καθαρή επένδυση σε οικονομικές μονάδες του εξωτερικού.

Η λογιστική αντιστάθμισης καθαρής επένδυσης σε οικονομική μονάδα εξωτερικού είναι παρόμοια με τη λογιστική αντιστάθμισης χρηματοροών. Στις περιπτώσεις διακοπής της σχέσεως αντιστάθμισης, τα συσσωρευμένα κέρδη/ζημίες που αναγνωρίστηκαν απευθείας στην καθαρή θέση μεταφέρονται στα αποτελέσματα, με την πώληση της μονάδος.

Ο Όμιλος αντισταθμίζει τον κίνδυνο καθαρής επένδυσης θυγατρικών του εταιριών με πράξεις παραγώγων προϊόντων (FX SWAPS) και διατραπεζικού δανεισμού, στο λειτουργικό νόμισμα των θυγατρικών εταιριών.

1.8 Ενσώματα πάγια στοιχεία (ιδιοχρησιμοποιούμενα)

Στην κατηγορία αυτή περιλαμβάνονται τα οικόπεδα, τα κτήρια των κεντρικών υπηρεσιών και των Καταστημάτων, οι δαπάνες προσθηκών και βελτιώσεων σε μισθωμένα ακίνητα, και ο κινητός εξοπλισμός, τα οποία ιδιοχρησιμοποιούνται από τις εταιρίες του Ομίλου, είτε για τις λειτουργικές εργασίες τους, είτε για διοικητικούς σκοπούς.

Τόσο τα ακίνητα, όσο και ο κινητός εξοπλισμός αναγνωρίζονται αρχικά στο κόστος κτήσεώς τους, προσαυξημένο με τα έξοδα που σχετίζονται με τη συναλλαγή για την απόκτησή τους.

Μετά την αρχική αναγνώριση αποτιμώνται στο κόστος κτήσεως, μείον τις συσσωρευμένες αποσβέσεις και τις τυχόν συσσωρευμένες ζημίες από την απομείωση της αξίας τους.

Μεταγενέστερες δαπάνες επαυξάνουν την αξία του παγίου ή αναγνωρίζονται ως ξεχωριστό πάγιο, μόνο όταν είναι πολύ πιθανόν να προκύψουν μελλοντικά οικονομικά οφέλη.

Δαπάνες επισκευών και συντηρήσεων επιβαρύνουν τα αποτελέσματα της χρήσεως, στην οποία πραγματοποιούνται.

Οι αποσβέσεις των κτηρίων και του εξοπλισμού, διενεργούνται στο κόστος κτήσεως μείον την υπολειμματική τους αξία, και υπολογίζονται σύμφωνα με τη σταθερή μέθοδο λαμβάνοντας υπόψη τη διάρκεια της αναμενόμενης ωφέλιμης ζωής τους.

Η ωφέλιμη ζωή ανά κατηγορία παγίων έχει καθορισθεί ως εξής:

- Κτήρια ιδιόκτητα:	20 έως 33 χρόνια
- Προσθήκες και βελτιώσεις σε μισθωμένα ακίνητα:	η διάρκεια της μισθώσεως
- Εξοπλισμός και μεταφορικά μέσα:	από 4 έως 20 χρόνια

Οι εδαφικές εκτάσεις δεν αποσβένονται. Εξετάζονται όμως για τυχόν απομείωση της αξίας τους.

Για τη θυγατρική Alpha Real Estate D.O.O. Beograd το δικαίωμα χρήσης γης επ'αόριστον καταχωρείται στα οικόπεδα και δεν υπολογίζονται αποσβέσεις.

Οι υπολειμματικές αξίες των παγίων και η ωφέλιμη ζωή τους αναπροσαρμόζονται, αν είναι απαραίτητο, κάθε φορά που συντάσσονται οικονομικές καταστάσεις. Τα πάγια του Ομίλου εξετάζονται σε ετήσια βάση για ενδείξεις απομείωσης και εάν έχουν υποστεί απομείωση προσαρμόζονται στην ανακτήσιμη αξία τους με ισόποση επιβάρυνση των αποτελεσμάτων. Κέρδη και ζημίες από διαθέσεις παγίων αναγνωρίζονται στα αποτελέσματα χρήσεως.

1.9 Επενδύσεις σε ακίνητα

Στην κατηγορία αυτή ο Όμιλος έχει εντάξει κτήρια ή τμήματα κτηρίων και την αναλογία τους επί του οικοπέδου, τα οποία εκμισθώνει με λειτουργική μίσθωση.

Οι επενδύσεις αυτές, αναγνωρίζονται αρχικά στο κόστος κτήσεώς τους, προσαυξημένο με τα έξοδα που σχετίζονται με τη συναλλαγή για την απόκτησή τους.

Μετά την αρχική αναγνώριση αποτιμώνται στο κόστος κτήσεως, μείον τις συσσωρευμένες αποσβέσεις και τις τυχόν συσσωρευμένες ζημίες από την απομείωση της αξίας τους.

Μεταγενέστερες δαπάνες επαυξάνουν την αξία του παγίου ή αναγνωρίζονται ως ξεχωριστό πάγιο, μόνο όταν είναι πολύ πιθανόν να προκύψουν μελλοντικά οικονομικά οφέλη.

Δαπάνες επισκευών και συντηρήσεων επιβαρύνουν τα αποτελέσματα της χρήσεως στην οποία πραγματοποιούνται.

Για τον υπολογισμό των αποσβέσεων, η ωφέλιμη ζωή τους έχει καθορισθεί ίση με αυτή των ιδιοχρησιμοποιούμενων ακινήτων και χρησιμοποιείται η σταθερή μέθοδος.

1.10 Υπεραξία και λοιπά άυλα πάγια στοιχεία

Υπεραξία

Η υπεραξία αντιπροσωπεύει τη διαφορά μεταξύ του καταβληθέντος τιμήματος και της αναλογίας επί της εύλογης αξίας των στοιχείων Ενεργητικού και Υποχρεώσεων των εξαγοραζόμενων εταιριών, κατά την ημερομηνία εξαγοράς τους.

Οι θετικές υπεραξίες, που προκύπτουν από εξαγορές εταιριών μετά την 1.1.2004, καταχωρούνται στο λογαριασμό του Ισολογισμού «Υπεραξία και λοιπά άυλα πάγια στοιχεία» αν πρόκειται για εξαγορά εταιρίας που καθίσταται θυγατρική, ή στο λογαριασμό του Ισολογισμού «συμμετοχές σε συγγενείς εταιρίες» αν πρόκειται για επένδυση σε συγγενείς εταιρίες.
Στο τέλος κάθε χρήσεως οι αναγνωρισμένες θετικές υπεραξίες εξετάζονται για τυχόν απομείωση της αξίας τους.
Οι αρνητικές υπεραξίες αναγνωρίζονται ως έσοδα στην κατάσταση αποτελεσμάτων.

Λοιπά άυλα πάγια στοιχεία

Στην κατηγορία αυτή ο Όμιλος έχει εντάξει:

α) Τα άυλα στοιχεία (καταθετική βάση, σχέση με τους πελάτες και εταιρική ταυτότητα) που προέκυψαν από τον επιμερισμό του τιμήματος της εξαγορασθείσης σερβικής Τραπέζης Jubanka A.D. Beograd (νυν Alpha Bank Srbija A.D.) σύμφωνα με τα προβλεπόμενα στο Δ.Π.Χ.Π. 3.

Τα άυλα αυτά στοιχεία παρακολουθούνται στο κόστος κτήσεως μείον τις συσσωρευμένες αποσβέσεις τους. Οι αποσβέσεις υπολογίζονται με βάση τη διάρκεια της ωφέλιμης ζωής τους. Η ωφέλιμη ζωή τους καθορίστηκε ως εξής:

- Για την καταθετική βάση και τη σχέση με τους πελάτες σε 6 έτη

- Για την εταιρική ταυτότητα σε 2 έτη

Ειδικά για την εταιρική ταυτότητα, η οριστική απόσβεση της, που σημειώθηκε τον Ιανουάριο του 2007, συνέπεσε χρονικά με τη μετονομασία της θυγατρικής Jubanka A.D. Beograd σε Alpha Bank Srbija A.D. στα τέλη του 2006.

β) Τα προγράμματα λογισμικού, τα οποία παρακολουθούνται στο κόστος κτήσεως μείον τις συσσωρευμένες αποσβέσεις τους. Οι αποσβέσεις υπολογίζονται με βάση τη διάρκεια της αναμενόμενης ωφέλιμης ζωής τους, την οποία ο Όμιλος έχει καθορίσει σε 3 έως 4 έτη. Έξοδα που αφορούν τη συντήρηση των προγραμμάτων λογισμικού αναγνωρίζονται στο λογαριασμό αποτελεσμάτων της χρήσεως που πραγματοποιούνται.

γ) Εμπορικά σήματα και λοιπά δικαιώματα τραπεζικής ιδιοκτησίας , τα οποία παρακολουθούνται στο κόστος κτήσεως μείον τις συσσωρευμένες αποσβέσεις τους. Οι αποσβέσεις υπολογίζονται με βάση τη διάρκεια της αναμενόμενης ωφέλιμης ζωής τους, την οποία ο Όμιλος έχει καθορίσει σε 5 έτη.

Τα άυλα πάγια αποτιμώνται στο ιστορικό κόστος μειωμένο κατά τις συσσωρευμένες αποσβέσεις, με εξαίρεση αυτά που έχουν αόριστη διάρκεια ωφέλιμης ζωής, τα οποία δεν αποσβένονται. Όλα τα άυλα πάγια εξετάζονται για τυχόν απομείωση της αξίας τους.

Για τα άυλα στοιχεία ο Όμιλος δεν υπολογίζει υπολειμματική αξία.

1.11 Μισθώσεις

Ο Όμιλος συνάπτει συμβάσεις επί παγίων είτε ως μισθωτής είτε ως εκμισθωτής.

Όταν οι κίνδυνοι και τα οφέλη των παγίων που εκμισθώνονται, μεταφέρονται στον μισθωτή, τότε οι αντίστοιχες συμβάσεις χαρακτηρίζονται ως χρηματοδοτικές μισθώσεις.

Όλες οι υπόλοιπες συμβάσεις μίσθωσης χαρακτηρίζονται ως λειτουργικές μισθώσεις.

Ανάλογα με τα χαρακτηριστικά που διέπουν τις συμβάσεις μίσθωσης ο λογιστικός χειρισμός τους, έχει ως εξής:

α) *Όταν οι εταιρίες του Ομίλου είναι εκμισθωτές*

i. Χρηματοδοτικές μισθώσεις

Στις περιπτώσεις συμβάσεων χρηματοδοτικής μίσθωσης, στις οποίες εταιρία του Ομίλου λειτουργεί ως εκμισθωτής, το συνολικό ποσό των μισθωμάτων που προβλέπει η σύμβαση μισθώσεως καταχωρείται στην κατηγορία δάνεια και απαιτήσεις κατά πελατών.

Η διαφορά, μεταξύ της παρούσας αξίας (καθαρή επένδυση) των μισθωμάτων και του συνολικού ποσού των μισθωμάτων, αναγνωρίζεται ως μη δεδουλευμένος τόκος και εμφανίζεται αφαιρετικά των απαιτήσεων.
Οι εισπράξεις των μισθωμάτων μειώνουν την συνολική απαίτηση από μισθώματα, ενώ το χρηματοοικονομικό έσοδο αναγνωρίζεται με τη μέθοδο των δεδουλευμένων.
Οι απαιτήσεις από χρηματοδοτικές μισθώσεις εξετάζονται για απομείωση της αξίας τους, σύμφωνα με τη διαδικασία που ισχύει για τα δάνεια και τις απαιτήσεις κατά πελατών, όπως αυτή περιγράφεται στη σημείωση 1.13.

ii. Λειτουργικές μισθώσεις:

Στις περιπτώσεις λειτουργικών μισθώσεων, η εταιρία του Ομίλου που λειτουργεί ως εκμισθωτής, παρακολουθεί το μισθωμένο πάγιο ως στοιχείο Ενεργητικού, διενεργώντας αποσβέσεις με βάση την ωφέλιμη ζωή του. Το ποσό των μισθωμάτων, που αντιστοιχούν στη χρήση του μισθωμένου παγίου, αναγνωρίζεται ως έσοδο, στην κατηγορία λοιπά έσοδα, με τη μέθοδο του δεδουλευμένου.

β) *Όταν οι εταιρίες του Ομίλου είναι μισθωτές*

i. Χρηματοδοτικές μισθώσεις:

Στις περιπτώσεις συμβάσεων χρηματοδοτικής μίσθωσης, στις οποίες εταιρία του Ομίλου λειτουργεί ως μισθωτής, ο μισθωμένος εξοπλισμός περιλαμβάνεται στην ανάλογη κατηγορία παγίων, όπως και τα ιδιόκτητα πάγια, ενώ η σχετική υποχρέωση προς τον εκμισθωτή, περιλαμβάνεται στις λοιπές υποχρεώσεις.

Τα μισθωμένα, με χρηματοδοτική μίσθωση, πάγια και η σχετική υποχρέωση, αναγνωρίζονται αρχικά, στη μικρότερη αξία μεταξύ της εύλογης αξίας των παγίων και της παρούσας αξίας των ελάχιστων υποχρεωτικών μισθωμάτων που έχουν συμφωνηθεί να καταβληθούν στον εκμισθωτή. Η παρούσα αξία των μισθωμάτων υπολογίζεται με επιτόκιο προεξόφλησης εκείνο που αναφέρεται στη σύμβαση μισθώσεως, ή όπου αυτό δεν αναφέρεται με βάση το επιτόκιο δανεισμού που θα επιβαρυνόταν η εταιρία του Ομίλου για αντίστοιχη χρηματοδότησή της για τον ίδιο σκοπό.

Μετά την αρχική καταχώρηση, τα πάγια αποσβένονται με βάση την ωφέλιμη ζωή τους, εκτός αν η διάρκεια της μισθώσεως είναι μικρότερη και το πάγιο δεν αναμένεται να περιέλθει στην κατοχή του Ομίλου κατά τη λήξη της σύμβασης, οπότε και οι αποσβέσεις διενεργούνται με βάση τη διάρκεια της μίσθωσης.

Τα μισθώματα που καταβάλλονται στον εκμισθωτή, κατανέμονται σε μείωση της υποχρέωσης και επιβάρυνση των αποτελεσμάτων ως έξοδα εκ τόκων, με βάση την τοκοχρεολυτική μέθοδο.

ii. Λειτουργικές μισθώσεις:

Στις περιπτώσεις λειτουργικών μισθώσεων, η εταιρία του Ομίλου που λειτουργεί ως μισθωτής, δεν καταχωρεί το μισθωμένο πάγιο ως στοιχείο Ενεργητικού, αναγνωρίζει δε, ως έξοδο, στην κατηγορία γενικά διοικητικά έξοδα, τα ποσά των μισθωμάτων που αντιστοιχούν στη χρήση του μισθωμένου παγίου, με τη μέθοδο του δεδουλευμένου.

1.12 Ασφαλιστικές δραστηριότητες

α) *Ασφαλιστικές προβλέψεις*

Οι ασφαλιστικές προβλέψεις αντιπροσωπεύουν εκτιμήσεις για τις μελλοντικές εκροές που θα προκύψουν από τα ασφαλιστήρια συμβόλαια του κλάδου ζωής και των κλάδων γενικών ασφαλίσεων. Διακρίνονται τα ακόλουθα είδη:

i. Μαθηματικές προβλέψεις

Οι ασφαλιστικές προβλέψεις για τις απλές ασφαλίσεις ζωής (π.χ. απλές, μικτές ασφαλίσεις, ασφαλίσεις προσόδων) υπολογίζονται ως η διαφορά της αναλογιστικής παρούσας αξίας των υποχρεώσεων που έχει αναλάβει η εταιρία και των υποχρεώσεων του συμβαλλομένου.

Οι υπολογισμοί διεξάγονται σύμφωνα με την εγκεκριμένη από την αρμόδια αρχή τεχνική βάση (πίνακας θνησιμότητας, τεχνικό επιτόκιο) κατά την έναρξη του συμβολαίου.

Στην περίπτωση που διαπιστώνεται ζημία κατά τον έλεγχο επάρκειας σχηματίζεται επιπλέον πρόβλεψη.

ii. Προβλέψεις για μη δεδουλευμένα ασφάλιστρα

Αντιπροσωπεύουν το μέρος των καθαρών εγγεγραμμένων ασφαλίστρων που καλύπτει κατ' αναλογία την περίοδο από την ημερομηνία σύνταξης των οικονομικών καταστάσεων μέχρι τη λήξη της περιόδου για την οποία έχουν καταχωρηθεί τα ασφάλιστρα στα έσοδα της εταιρίας.

iii. Προβλέψεις για εκκρεμείς αποζημιώσεις

Αφορούν υποχρεώσεις για ζημίες που έχουν συμβεί και αναγγελθεί αλλά δεν έχουν εξοφληθεί μέχρι την ημερομηνία σύνταξης των οικονομικών καταστάσεων. Σχηματίζονται με τη μέθοδο «φάκελο προς φάκελο» κατόπιν υπολογισμού του κόστους κάθε ζημίας με βάση τα υπάρχοντα στοιχεία (πραγματογνωμοσύνες, ιατρικές εκθέσεις, δικαστικές αποφάσεις κ.λπ.) κατά την ημερομηνία σύνταξης του ισολογισμού.

Προβλέψεις έχουν επίσης σχηματισθεί για ζημίες που έχουν συμβεί σύμφωνα με τη στατιστική εμπειρία, αλλά δεν έχουν αναγγελθεί μέχρι την ημερομηνία σύνταξης των οικονομικών καταστάσεων (IBNR) με βάση το εκτιμώμενο μέσο κόστος ζημίας.

iv. Προβλέψεις για ασφαλίσεις ζωής όπου οι ασφαλισμένοι φέρουν τον επενδυτικό κίνδυνο

Αναγνωρίζονται στις απαιτήσεις και τις υποχρεώσεις ως η τρέχουσα αξία των συνδεδεμένων επενδύσεων.

β) *Αναγνώριση εσόδων*

Τα έσοδα από ασφάλιστρα του κλάδου ζωής καθώς και των κλάδων γενικών ασφαλίσεων αναγνωρίζονται κατά την ημερομηνία που καθίστανται απαιτητά.

γ) *Αντασφάλιση*

Για τα αντασφάλιστρα καθώς και τις προβλέψεις που αναλογούν στους αντασφαλιστές ακολουθούνται όσα προβλέπονται από τις αντίστοιχες αντασφαλιστικές συμβάσεις.

δ) *Διαχωρισμός προϊόντων*

Σύμφωνα με το ΔΠΧΠ 4 τα συμβόλαια, τα οποία δεν περιλαμβάνουν την κάλυψη σημαντικού ασφαλιστικού κινδύνου, χαρακτηρίζονται είτε ως επενδυτικά είτε ως συμβόλαια παροχής υπηρεσιών, οπότε η λογιστική τους μεταχείριση καλύπτεται από τα ΔΛΠ 32 & 39 για τα χρηματοοικονομικά μέσα και το ΔΛΠ 18 για τα έσοδα.

Έτσι, διαχωρίσθηκαν από τις ασφαλιστικές εργασίες:

i. τα ατομικά συμβόλαια unit-linked με μηδενικό ασφαλιζόμενο κεφάλαιο

ii. τα ομαδικά συνταξιοδοτικά συμβόλαια διαχείρισης unit-linked

iii. οι συμβάσεις παροχής υπηρεσιών που αφορούν απλή διαμεσολάβηση (πχ. οδική βοήθεια και φροντίδα ατυχήματος).

ε) *Έλεγχος επάρκειας προβλέψεων*

Το ΔΠΧΠ 4 απαιτεί τη διενέργεια ελέγχου για το αν οι αναγνωρισμένες ασφαλιστικές προβλέψεις, μείον τα μη δεδουλευμένα έξοδα πρόσκτησης, είναι επαρκείς για την κάλυψη των υποχρεώσεων που απορρέουν από τα ασφαλιστήρια συμβόλαια.

Στην περίπτωση όπου διαπιστώνεται υστέρηση των προβλέψεων αυτών, σχηματίζεται ισόποση πρόβλεψη σε βάρος των αποτελεσμάτων χρήσεως.

Η μεθοδολογία που εφαρμόσθηκε για τα προϊόντα του κλάδου ζωής βασίσθηκε στις τρέχουσες εκτιμήσεις των μελλοντικών χρηματοροών από τα ασφαλιστήρια συμβόλαια συμπεριλαμβανομένων και των προβλεπόμενων εξόδων διαχείρισης που συνδέονται με αυτά. Οι εκτιμήσεις στηρίχθηκαν σε υποθέσεις που αντανακλούν τις τρέχουσες συνθήκες και αφορούν παραμέτρους όπως, η θνησιμότητα, η ακυρωσιμότητα, το ποσοστό μεταβολής και η κατανομή των διαχειριστικών εξόδων, ο ρυθμός μεταβολής του κόστους των νοσοκομειακών καλύψεων, καθώς επίσης και το επιτόκιο προεξόφλησης. Στον υπολογισμό των μελλοντικών ροών έχουν επίσης ληφθεί υπόψη οι εγγυημένες αποδόσεις που περιέχονται σε ορισμένα συμβόλαια.

Για την εκτίμηση της επάρκειας των αποθεμάτων των εκκρεμών ζημιών εφαρμόσθηκε η μέθοδος των τριγώνων (chain ladder/ link ratio), η οποία βασίζεται στην υπόθεση ότι οι σχέσεις αναλογίας που ίσχυσαν κατά το πρόσφατο παρελθόν, μεταξύ των ποσών των σωρευτικών ζημιών(εκκρεμών και πληρωθεισών), θα επαναληφθούν και στο μέλλον. Για τη διενέργεια του σχετικού ελέγχου χρησιμοποιήθηκαν στοιχεία της τελευταίας πενταετίας.

1.13 Απομείωση δανείων

Για τον υπολογισμό της απομείωσης των δανείων, οι εταιρίες του Ομίλου διενεργούν σε κάθε ημερομηνία συντάξεως οικονομικών καταστάσεων, έλεγχο απομείωσης (impairment test), σύμφωνα με τις γενικές αρχές και τη μεθοδολογία που περιγράφονται στο ΔΛΠ 39 και στις σχετικές με αυτό οδηγίες εφαρμογής.

Ειδικότερα, η όλη διαδικασία περιλαμβάνει τα ακόλουθα βήματα:

α. *Καθορισμός των συμβάντων που αποτελούν το έναυσμα για τη διενέργεια ελέγχου απομείωσης (trigger events)*

Τα δάνεια ή οι απαιτήσεις, στις οποίες υπάρχουν καθυστερημένες οφειλές πελατών από κεφάλαιο ή και τόκους πάνω από 90 ημέρες, αποτελούν για τον Όμιλο, το μεγαλύτερο σε όγκο μέρος του χαρτοφυλακίου, στο οποίο επικεντρώνεται κυρίως ο έλεγχος απομείωσης.

Έλεγχος απομείωσης μπορεί να γίνει επίσης και για καθυστερήσεις μικρότερες από 90 ημέρες, ή ακόμα και όταν δεν υπάρχουν καθόλου καθυστερήσεις όταν:

i. έχουν αρχίσει σε βάρος των δανειοληπτών, διαδικασίες αναγκαστικής εκτέλεσης με επισπεύδουσες τρίτες προς τον Όμιλο Τράπεζες ή άλλους πιστωτές ή

ii. έχουν περιέλθει σε γνώση των εταιριών του Ομίλου, πληροφορίες για επιδείνωση της χρηματοοικονομικής θέσης των πιστούχων (πτώση πωλήσεων ή περιθωρίου μικτού κέρδους, μείωση κερδών κ.λπ.) ή άλλα γεγονότα (κήρυξη σε πτώχευση, τυχαία γεγονότα όπως πλημμύρα, πυρκαγιά κ.λπ. στις εγκαταστάσεις της επιχείρησης), που συνέβησαν μετά την ημερομηνία της αρχικής αναγνώρισης και τα οποία εκτιμάται ότι θα έχουν επίπτωση στην ομαλή εξυπηρέτηση των δανείων.

Τέλος, έλεγχος απομείωσης διενεργείται σε χρηματοδοτήσεις που έχουν γίνει σε κλάδους της οικονομίας ή συγκεκριμένες γεωγραφικές περιοχές, που έχουν αρχίσει να εμφανίζουν προβλήματα, τα οποία ανεφύησαν μετά την ημερομηνία της αρχικής αναγνώρισης των δανείων.

β. *Καθιέρωση κριτηρίων για τον έλεγχο σε ατομική βάση ή σε επίπεδο χαρτοφυλακίου*

Το ύψος του ανεξόφλητου υπολοίπου κάθε δανείου ή απαίτησης, αποτελεί για όλες τις εταιρίες του Ομίλου, το βασικό κριτήριο διαχωρισμού για το εάν ο έλεγχος της απομείωσης θα γίνει σε ατομική βάση, ή σε επίπεδο χαρτοφυλακίου.

Για τον ακριβή καθορισμό του ποσού σε κάθε εταιρία του Ομίλου λήφθηκαν υπόψη παράγοντες όπως η σύνθεση του χαρτοφυλακίου, οι συγκεκριμένες συνθήκες σε κάθε αγορά, όπως επίσης και η κτηθείσα μέχρι σήμερα εμπειρία, όσον αφορά τον έλεγχο και την εν γένει διαχείριση του χαρτοφυλακίου.

Ειδικότερα για τη μητρική του Ομίλου ALPHA BANK, το σημείο διαχωρισμού αποτελεί το ποσό των € 1 εκατ.

γ. *Καθορισμός των χαρτοφυλακίων με κοινά χαρακτηριστικά κινδύνου*

Στις περιπτώσεις που με βάση τα υπόλοιπα των δανείων, ο έλεγχος πρέπει να γίνει σε επίπεδο χαρτοφυλακίων που εμφανίζουν κοινά χαρακτηριστικά, όσον αφορά την εκδήλωση του πιστωτικού κινδύνου, οι ομάδες χαρτοφυλακίων επιλέγονται με κριτήρια:

i. τον κλάδο στον οποίον ανήκουν οι δανειολήπτριες εταιρίες (κατασκευαστικές, τεχνικές, τουριστικές κ.λπ.), αν πρόκειται για επιχειρηματικά δάνεια

ii. την κατηγορία του δανείου (καταναλωτικά, δάνεια με πιστωτικές κάρτες, στεγαστικά κ.λπ.), αν πρόκειται για δάνεια σε ιδιώτη

Οι εταιρίες του Ομίλου τηρούν εσωτερικά στοιχεία με περισσότερη ανάλυση και εφόσον από τα ιστορικά δεδομένα τεκμηριωθεί η ανάγκη, προβαίνουν σε περαιτέρω ανάλυση ή σε σύμπτυξη χαρτοφυλακίων.

δ. *Μεθοδολογία προσέγγισης των μελλοντικών ταμειακών ροών σε απομειούμενα δάνεια*

Ο εταιρίες του Ομίλου έχουν δημιουργήσει ισχυρή βάση με ιστορικά δεδομένα πέντε ετών, που περιλαμβάνει τα ποσά που τελικά απομειώνεται η αξία των δανείων (Loss given default – LGD), μετά την ολοκλήρωση των διαδικασιών αναγκαστικής εκτέλεσης ή άλλων μέτρων που λαμβάνουν, στα πλαίσια της προσπάθειας για την ικανοποίηση των απαιτήσεών τους από δάνεια και αφού ληφθούν υπόψη οι πάσης φύσεως ενοχικές και εμπράγματες εξασφαλίσεις επί των δανείων.
Με βάση τα δεδομένα αυτά, υπολογίζεται το ύψος της απομείωσης τόσο σε ατομικό επίπεδο, όσο και σε επίπεδο χαρτοφυλακίου, αφού δοθεί σε κάθε ροή η διάσταση του χρόνου.

Η αναγωγή των ταμειακών ροών σε παρούσες αξίες γίνεται με το αρχικό επιτόκιο της πραγματικής απόδοσης.

ε. *Εκτοκισμός απομειωμένων δανείων*

Όλα τα απομειωμένα δάνεια εκτοκίζονται με το αρχικό επιτόκιο της πραγματικής απόδοσης (effective interest rate) υπολογιζόμενο στο κεφάλαιο που έχει απομείνει μετά την απομείωση.

στ. *Χειρισμός των ποσών απομείωσης*

Αρχή του Ομίλου είναι να προβαίνει σε οριστικές διαγραφές με τα προς απομείωση ποσά των δανείων. Εξαίρεση γίνεται σε περιορισμένο αριθμό περιπτώσεων δανείων, με μεγάλα συνήθως υπόλοιπα, όπου δημιουργούνται υπο-αντίθετοι λογαριασμοί πρόβλεψης (allowance accounts).

ζ. *Ανακτήσεις / εισπράξεις ποσών σε απομειωθέντα δάνεια*

Αν μετά την ημερομηνία της αναγνώρισης της ζημίας από απομείωση λάβουν χώρα γεγονότα, που οδηγούν σε μείωση των ήδη αναγνωρισθέντων ποσών απομείωσης ή εισπραχθούν ποσά από διαγραφέντα δάνεια, τα ποσά αυτά αναγνωρίζονται στο λογαριασμό ζημιές απομείωσης και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου.

1.14 Αναβαλλόμενη φορολογία

Αναβαλλόμενος φόρος είναι ο φόρος που θα πληρωθεί ή θα ανακτηθεί στο μέλλον και σχετίζεται με λογιστικές πράξεις που έγιναν κατά τη διάρκεια της κλειομένης χρήσεως αλλά θεωρούνται φορολογητέα έσοδα ή εκπεστέα έξοδα μελλοντικών χρήσεων. Υπολογίζεται στις προσωρινές διαφορές μεταξύ της φορολογικής βάσης των απαιτήσεων και υποχρεώσεων και της αντίστοιχης λογιστικής τους αξίας.

Οι αναβαλλόμενες φορολογικές απαιτήσεις και υποχρεώσεις υπολογίζονται με τους φορολογικούς συντελεστές που αναμένονται να εφαρμοστούν στην περίοδο κατά την οποία θα τακτοποιηθεί η απαίτηση ή η υποχρέωση, λαμβάνοντας υπόψη τους φορολογικούς συντελεστές (και νόμους) που έχουν θεσπιστεί μέχρι την ημερομηνία του ισολογισμού.

Αναβαλλόμενες φορολογικές απαιτήσεις αναγνωρίζονται μόνο όταν πιθανολογούνται μελλοντικά φορολογητέα κέρδη, από τα οποία παρέχεται η δυνατότητα να εκπέσουν οι αντίστοιχες προσωρινές διαφορές.

Ο αναβαλλόμενος φόρος καταχωρείται στην Κατάσταση Αποτελεσμάτων, μαζί με τον τρέχοντα φόρο, ή απευθείας στην Καθαρή Θέση αν αφορά στοιχεία που έχουν αναγνωρισθεί απευθείας στην Καθαρή Θέση.

1.15 Στοιχεία Ενεργητικού και υποχρεώσεις άμεσα συνδεδεμένες με στοιχεία Ενεργητικού κατεχόμενα προς πώληση

Περιουσιακά στοιχεία ή ομάδα αυτών, μαζί με τυχόν συνδεδεμένες υποχρεώσεις, για τα οποία έχει ληφθεί απόφαση να πωληθούν, καταχωρούνται ως στοιχεία κατεχόμενα προς πώληση.

Πρόκειται για

- ενσώματα πάγια στοιχεία που ο Όμιλος έχει αποκτήσει κυρίως μέσω πλειστηριασμών,
- στοιχεία που αφορούν την εταιρία Τουριστικά Θέρετρα Α.Ε., για την οποία την 15.1.2008 επήλθε συμφωνία μεταβίβασης ποσοστού 100% των μετοχών της, που κατέχει η επίσης θυγατρική Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.
- στοιχεία που αφορούν την Alpha Ασφαλιστική Α.Ε., το σύνολο των μετοχών της οποίας, ο Όμιλος μεταβίβασε την 23.3.2007 στην ασφαλιστική εταιρία ΑΧΑ (μόνο για τη χρήση 2006).

Πριν από την κατάταξή τους ως στοιχεία κατεχόμενα προς πώληση, τα στοιχεία της κατηγορίας αυτής αποτιμώνται με βάση τους κανόνες που επιβάλλονται από τα επιμέρους Λογιστικά Πρότυπα που τα αφορούν.

Τα κατεχόμενα προς πώληση στοιχεία, αρχικά, αναγνωρίζονται στη χαμηλότερη τιμή μεταξύ της λογιστικής και της εύλογης αξίας αφαιρουμένης της παρούσας αξίας τυχόν εξόδων που θα προκύψουν από την πώληση.

Οποιαδήποτε ζημία προκύψει από τη σύγκριση, καταχωρείται άμεσα στα αποτελέσματα. Η παραπάνω ζημία απομείωσης, η οποία δύναται να αναστραφεί στο μέλλον, κατανέμεται στα επιμέρους στοιχεία Ενεργητικού, αν η πρόθεση πώλησης αφορά ομάδα στοιχείων, με εξαίρεση ορισμένων στοιχείων αυτής της ομάδας, όπως ορίζει το Πρότυπο. Κατά τη διαδικασία κατανομής των ζημιών απομείωσης, πρώτα εξαλείφεται τυχόν υπεραξία (Goodwill), που αντιστοιχεί στην ομάδα και τυχόν υπόλοιπο, που απομένει, κατανέμεται αναλογικά στα υπόλοιπα στοιχεία.

Για τα στοιχεία Ενεργητικού που εντάσσονται στην κατηγορία αυτή δεν διενεργούνται αποσβέσεις. Εξετάζονται όμως, για τυχόν απομείωση, κάθε φορά που συντάσσονται οικονομικές καταστάσεις.

Κέρδη και ζημίες από διαθέσεις στοιχείων αυτής της κατηγορίας αναγνωρίζονται στα αποτελέσματα.

1.16 Χρηματοοικονομικές υποχρεώσεις

Ο Όμιλος για σκοπούς αποτίμησης διακρίνει τις χρηματοοικονομικές υποχρεώσεις στις ακόλουθες κατηγορίες:

α) Χρηματοοικονομικές υποχρεώσεις που αποτιμώνται στην εύλογη αξία μέσω αποτελεσμάτων

i. Στην κατηγορία αυτή εντάσσονται χρηματοοικονομικά στοιχεία τα οποία κατέχονται για εμπορικούς σκοπούς αν:
   - Υπάρχει πρόθεση για την πώληση ή την επαναγορά τους σε βραχύ χρονικό διάστημα, προκειμένου να αξιοποιηθούν βραχυχρόνιες διακυμάνσεις της αγοράς, ή
   - Είναι παράγωγα προϊόντα που δεν αποτελούν μέσα αντιστάθμισης

ii. Στην κατηγορία αυτή εντάσσονται επίσης χρηματοοικονομικές υποχρεώσεις τις οποίες ο Όμιλος επιλέγει, κατά την αρχική αναγνώριση, να αποτιμήσει στην εύλογη αξία μέσω των αποτελεσμάτων, σύμφωνα με τα κριτήρια που αναφέρονται στη σημείωση 1.6 (σημείο vii).

Ο Όμιλος έχει εντάξει στην κατηγορία των χρηματοοικονομικών υποχρεώσεων που κατέχονται για εμπορικούς σκοπούς, τα παράγωγα προϊόντα που δεν χρησιμοποιούνται για αντιστάθμιση άλλων μέσων.

Τα παράγωγα αυτά, όπως και οι υποχρεώσεις από παράγωγα προϊόντα τα οποία αποτελούν μέσα αντιστάθμισης, εμφανίζονται στις Υποχρεώσεις ως «Παράγωγα χρηματοοικονομικά μέσα» και οι κανόνες αποτίμησής τους ακολουθούν όσα αναφέρονται στη σημείωση 1.7.

Ο Όμιλος δεν έχει επιλέξει, κατά την αρχική αναγνώριση, να αποτιμήσει χρηματοοικονομικές υποχρεώσεις στην εύλογη αξία μέσω των αποτελεσμάτων.

β) Χρηματοοικονομικές υποχρεώσεις που αποτιμώνται στο αναπόσβεστο κόστος

Οι υποχρεώσεις αυτές εκτοκίζονται με τη μέθοδο του πραγματικού επιτοκίου.

Στην κατηγορία αυτή ανήκουν οι υποχρεώσεις προς πιστωτικά ιδρύματα και πελάτες, οι Ομολογίες εκδόσεώς μας και οι λοιπές δανειακές υποχρεώσεις.

Στην περίπτωση που χρηματοοικονομικές υποχρεώσεις της εν λόγω κατηγορίας υπεισέρχονται σε σχέση αντισταθμίσεως, εφαρμόζονται επιπλέον, οι αρχές που αναφέρονται στη σημείωση 1.7.

1.17 Προγράμματα παροχών στο προσωπικό

Στον Όμιλο λειτουργούν προγράμματα καθορισμένων παροχών καθώς και προγράμματα καθορισμένων συνεισφορών. Στα προγράμματα καθορισμένων παροχών η παροχή αποτελεί συνάρτηση των ετών υπηρεσίας και του μισθού και υπάρχει εγγύηση κάλυψής της από την Τράπεζα.

Στα προγράμματα καθορισμένων συνεισφορών ο Όμιλος καταβάλλει ένα καθορισμένο, κατά περίπτωση, ποσό εισφοράς σε έναν ανεξάρτητο φορέα. Ο Όμιλος δεν έχει περαιτέρω υποχρέωση, νομική ή τεκμαρτή, να καταβάλλει επιπλέον εισφορές, σε περίπτωση που ο φορέας αυτός δεν έχει τα απαραίτητα περιουσιακά στοιχεία για την κάλυψη των παροχών, που σχετίζονται με την υπηρεσία του προσωπικού στο τρέχον ή σε παρελθόντα έτη.

Η υποχρέωση που αναγνωρίζεται στις ενοποιημένες οικονομικές καταστάσεις για τα προγράμματα καθορισμένων παροχών, είναι η παρούσα αξία των δεδουλευμένων παροχών μείον την εύλογη αξία των περιουσιακών στοιχείων των προγραμμάτων, λαμβάνοντας υπόψη προσαρμογές για τυχόν αναλογιστικά αποτελέσματα (κέρδη/ζημίες) και κόστος για υπηρεσίες παρελθόντων ετών.

Το ποσό που προκύπτει με την ως άνω μέθοδο μπορεί να είναι αρνητικό, δηλαδή απαίτηση. Το ποσό της απαίτησης αυτής δεν μπορεί να υπερβαίνει το σύνολο

α. των συσσωρευμένων μη αναγνωρισθεισών ζημιών και του κόστους υπηρεσίας παρελθόντων ετών και

β. της παρούσας αξίας του οικονομικού οφέλους που λαμβάνει τη μορφή επιστροφής ποσών από το πρόγραμμα στην Τράπεζα ή μείωσης στα ποσά των μελλοντικών εισφορών της Τραπέζης στο πρόγραμμα.

Το ύψος της υποχρέωσης ή απαίτησης προσδιορίζεται ετησίως βάσει αναλογιστικής μελέτης που εκπονείται από ανεξάρτητη αναλογιστική εταιρία, χρησιμοποιώντας τη μέθοδο της προβλεπόμενης μονάδας υποχρέωσης (projected unit credit method).

Η παρούσα αξία της προσδιορίζεται προεξοφλώντας τις εκτιμώμενες μελλοντικές χρηματοροές με το επιτόκιο που ισχύει για εταιρικό ομόλογο υψηλής πιστωτικής διαβάθμισης, που έχει εκδοθεί σε νόμισμα κοινό με αυτό στο οποίο καταβάλλεται η καθορισμένη παροχή και έχει εναπομένουσα διάρκεια που εναρμονίζεται με τη διάρκεια της σχετικής υποχρέωσης.

Τα συσσωρευμένα αναλογιστικά κέρδη/ζημίες, που προκύπτουν, από την απόκλιση μεταξύ εκτιμήσεων και εμπειρίας καθώς και τη μεταβολή των χρησιμοποιούμενων αναλογιστικών υποθέσεων, κατά το μέρος που υπερβαίνουν το 10% του μεγαλύτερου μεταξύ των δεδουλευμένων υποχρεώσεων και της εύλογης αξίας των περιουσιακών στοιχείων του προγράμματος, αποσβένονται σε περίοδο ίση με τη μέση εναπομένουσα εργάσιμη ζωή του προσωπικού.

Το κόστος από την υπηρεσία παρελθόντων ετών αναγνωρίζεται άμεσα στα αποτελέσματα χρήσεως, εκτός αν οι μεταβολές στη βάση υπολογισμού της παροχής εξαρτώνται από την παραμονή των εργαζομένων στην υπηρεσία για μία καθορισμένη χρονική περίοδο. Στη δεύτερη περίπτωση το κόστος υπηρεσίας παρελθόντων ετών αποσβένεται με τη γραμμική μέθοδο στη διάρκεια της περιόδου αυτής.

Για τα προγράμματα καθορισμένων συνεισφορών ο Όμιλος καταβάλλει εισφορές, σε φορείς ασφάλισης δημόσιου ή ιδιωτικού δικαίου καθώς και σε ασφαλιστικές εταιρίες και ειδικούς λογαριασμούς, σε υποχρεωτική ή προαιρετική βάση. Η υποχρέωση εξαντλείται στην καταβολή συγκεκριμένης εισφοράς κατά περίπτωση. Οι εισφορές αναγνωρίζονται στις δαπάνες προσωπικού εφαρμόζοντας την αρχή των δεδουλευμένων. Τυχόν προπληρωμένες εισφορές αναγνωρίζονται ως απαίτηση εφόσον συνοδεύονται είτε με επιστροφή μετρητών είτε με μείωση μελλοντικών εισφορών.

1.18 Χορήγηση δικαιωμάτων προαιρέσεως, επί μετοχών της Τραπέζης, στο προσωπικό του Ομίλου

Ο Όμιλος επιβραβεύει ανώτερα στελέχη του, με κριτήριο την αποδοτικότητά τους, με την χορήγηση δικαιωμάτων προαιρέσεως επί μετοχών της Τραπέζης. Ο αριθμός των παρεχομένων δικαιωμάτων, η τιμή και ο χρόνος ενασκήσεώς τους αποφασίζεται κατά περίπτωση από το Διοικητικό Συμβούλιο εντός των πλαισίων που έχει εγκρίνει η Γενική Συνέλευση.

Η εύλογη αξία τους, που προσδιορίζεται κατά την ημερομηνία διάθεσης, αναγνωρίζεται ως αμοιβή (έξοδο) προσωπικού με αντίστοιχη αύξηση αποθεματικού της καθαρής θέσης, κατά την περίοδο μεταξύ διάθεσης και ενάσκησης των εν λόγω δικαιωμάτων. Το ποσό που καταβάλλεται από τους κατόχους των δικαιωμάτων κατά την ενάσκησή τους αυξάνει το μετοχικό κεφάλαιο και το σχηματισθέν αποθεματικό από τα ενασκηθέντα δικαιώματα μεταφέρεται στον λογαριασμό «Διαφορά από έκδοση μετοχών υπέρ το άρτιο».

1.19 Προβλέψεις

Προβλέψεις αναγνωρίζονται όταν υπάρχει παρούσα νομική ή τεκμαιρόμενη υποχρέωση, που έχει προκληθεί από γεγονότα που έχουν ήδη συμβεί και είναι βέβαιο ότι η τακτοποίησή της θα δημιουργήσει μία εκροή, το ύψος της οποίας μπορεί να εκτιμηθεί αξιόπιστα.
Η αναγνώριση των προβλέψεων γίνεται στην παρούσα αξία των κεφαλαίων που αναμένεται να απαιτηθούν για να τακτοποιήσουν την συγκεκριμένη υποχρέωση.
Ο υπολογισμός της παρούσας αξίας στηρίζεται σε προεξοφλητικά επιτόκια που αντανακλούν τις σημερινές εκτιμήσεις για την χρονική αξία του χρήματος.
Οι σχηματισθείσες ήδη προβλέψεις μειώνονται με τα ποσά που καταβάλλονται για τον διακανονισμό των συγκεκριμένων υποχρεώσεων.
Το ποσό της σχηματισμένης προβλέψεως επανεκτιμάται σε κάθε ημερομηνία συντάξεως των οικονομικών καταστάσεων.
Προβλέψεις για μελλοντικές λειτουργικές ζημίες δεν αναγνωρίζονται.
Μελλοντικά γεγονότα τα οποία μπορεί να επηρεάσουν το ποσό που θα απαιτηθεί για την τακτοποίηση της υποχρεώσεως για την οποία έχει σχηματισθεί πρόβλεψη, λαμβάνονται υπόψη μόνο όταν υπάρχουν επαρκείς αντικειμενικές ενδείξεις ότι θα επισυμβούν.

Αποζημιώσεις που τυχόν λαμβάνονται από τρίτους και αφορούν μέρος ή όλο το ποσό της εκτιμώμενης εκροής, αναγνωρίζονται σαν στοιχείο του Ενεργητικού, μόνο όταν είναι βέβαια η είσπραξή τους. Στην κατάσταση αποτελεσμάτων, το έξοδο που αφορά την πρόβλεψη εμφανίζεται συμψηφισμένο με το ποσό που αναγνωρίζεται για αποζημίωση.

1.20 Συμφωνίες πώλησης και επαναγοράς

Ο Όμιλος προβαίνει σε αγορές χρεογράφων βάσει συμφωνιών επαναπώλησής των σε συγκεκριμένη ημερομηνία στο μέλλον και σε συγκεκριμένη τιμή. Τα χρεόγραφα που αγοράζονται με σκοπό να επαναπωληθούν στο μέλλον δεν αναγνωρίζονται σαν επενδύσεις.

Τα ποσά που πληρώνονται καταχωρούνται ως δάνεια και απαιτήσεις σε Τράπεζες ή πελάτες ανάλογα. Η διαφορά μεταξύ της τιμής αγοράς και της τιμής επαναπώλησης αναγνωρίζεται ως τόκος με τη μέθοδο των δεδουλευμένων.

Τα χρεόγραφα που πωλούνται βάσει συμφωνιών επαναγοράς δεν διαγράφονται από τον ενοποιημένο ισολογισμό. Εμφανίζονται σαν επενδύσεις και αποτιμώνται σύμφωνα με τις αρχές αποτίμησης της κατηγορίας στην οποία έχουν ενταχθεί.

Οι εισπράξεις από την πώληση των χρεογράφων αυτών εμφανίζονται σαν υποχρεώσεις προς πελάτες ή τράπεζες ανάλογα. Η διαφορά μεταξύ της αξίας πώλησης και της τιμής επαναγοράς εμφανίζεται ως τόκος με τη μέθοδο των δεδουλευμένων.

Χρεόγραφα τα οποία ο Όμιλος δανείζεται, δεν αναγνωρίζονται στον ενοποιημένο ισολογισμό, εκτός και αν αυτά πωληθούν σε τρίτους, οπότε το κέρδος από την πώλησή τους αναγνωρίζεται στα αποτελέσματα χρηματοοικονομικών πράξεων και η υποχρέωση παράδοσής τους αναγνωρίζεται στην εύλογη αξία.

1.21 Καθαρή Θέση

Έξοδα αυξήσεως μετοχικού κεφαλαίου

Άμεσα έξοδα για την έκδοση μετοχών, εμφανίζονται μετά την αφαίρεση του σχετικού φόρου εισοδήματος, σε μείωση του προϊόντος της έκδοσης.

Διαφορά από έκδοση μετοχών υπέρ το άρτιο

Στις περιπτώσεις εξαγοράς επιχειρήσεων από εταιρίες του Ομίλου, με έκδοση μετοχών, οι οποίες δίδονται ως αντάλλαγμα, η διαφορά, μεταξύ της ονομαστικής αξίας των μετοχών που εκδίδονται και της χρηματιστηριακής τους τιμής, καταχωρείται στο λογαριασμό «Διαφορά από έκδοση μετοχών υπέρ το άρτιο».
Στο λογαριασμό αυτό καταχωρείται και η διαφορά μεταξύ της ονομαστικής αξίας των μετοχών που εκδίδονται και της τιμής διαθέσεώς τους σε περίπτωση αυξήσεως μετοχικού κεφαλαίου.

Ίδιες μετοχές

Το κόστος κτήσεως ιδίων μετοχών εμφανίζεται αφαιρετικά των ιδίων κεφαλαίων. Κάθε κέρδος ή ζημία από την πώληση ιδίων μετοχών, καθαρό από άμεσα για τη συναλλαγή έξοδα και φόρους, αναγνωρίζεται απευθείας στο λογαριασμό «Αποτέλεσμα εις νέον».

Αποτελέσματα εις νέον

Τα πληρωτέα μερίσματα μειώνουν τον λογαριασμό «Αποτελέσματα εις νέον» και εγγράφονται ως υποχρέωση κατά το χρόνο εγκρίσεως από τη Γενική Συνέλευση των μετόχων.

1.22 Τόκοι έσοδα και έξοδα

Έσοδα και έξοδα τόκων αναγνωρίζονται στα αποτελέσματα για όλα τα χρηματοοικονομικά στοιχεία που αποτιμώνται στο αναπόσβεστο κόστος

Η αναγνώρισή τους γίνεται με βάση την αρχή των δεδουλευμένων και ο προσδιορισμός τους με τη μέθοδο του πραγματικού επιτοκίου.
Η μέθοδος του πραγματικού επιτοκίου είναι μια μέθοδος υπολογισμού του αναπόσβεστου κόστους ενός χρηματοοικονομικού στοιχείου και επιμερισμού των εσόδων ή εξόδων από τόκους κατά τη διάρκεια της σχετικής περιόδου.

Πραγματικό επιτόκιο είναι το επιτόκιο που προεξοφλεί ακριβώς τις αναμενόμενες ροές των μελλοντικών εισπράξεων ή πληρωμών ενός χρηματοοικονομικού μέσου μέχρι την λήξη της ζωής του ή την επόμενη ημερομηνία αναπροσαρμογής του επιτοκίου του, ώστε η αξία προεξόφλησης να ισούται με την λογιστική αξία του χρηματοοικονομικού μέσου συμπεριλαμβανομένων και τυχόν εξόδων / εσόδων συναλλαγής.

Χρηματοοικονομικά στοιχεία που έχουν απομειωθεί, εκτοκίζονται στο νέο, απομειωμένο πλέον, υπόλοιπό τους με το πραγματικό τους επιτόκιο.

Έσοδα και έξοδα εκ τόκων υπολογίζονται επίσης και για τα τοκοφόρα χρηματοοικονομικά μέσα που αποτιμώνται στην εύλογη αξία.

1.23 Αμοιβές και έσοδα από προμήθειες

Αναγνωρίζονται στα αποτελέσματα κατά το χρόνο που παρασχέθηκαν οι σχετικές υπηρεσίες.

Έσοδα συναλλαγής κατά τη δημιουργία ενός χρηματοοικονομικού μέσου που αποτιμάται στο αναπόσβεστο κόστος, όπως είναι τα δάνεια και οι απαιτήσεις, κεφαλαιοποιούνται και αποσβένονται κατά τη διάρκεια ζωής του χρηματοοικονομικού μέσου, με τη μέθοδο του πραγματικού επιτοκίου.

1.24 Διακοπτόμενες δραστηριότητες

Διακοπτόμενη δραστηριότητα είναι ένα συστατικό μέρος μιας επιχειρηματικής οντότητας, το οποίο είτε έχει πωληθεί, είτε έχει χαρακτηρισθεί ως κατεχόμενο προς πώληση και αντιπροσωπεύει:

- μία κύρια επιχειρηματική δραστηριότητα του Ομίλου ή
- σύνολο δραστηριοτήτων σε μία γεωγραφική περιοχή λειτουργίας ή
- μία θυγατρική η οποία αποκτήθηκε με σκοπό τη μεταπώλησή της

Τα στοιχεία Ενεργητικού και Υποχρεώσεων των διακοπτόμενων δραστηριοτήτων, εμφανίζονται διακριτά (σε μία ξεχωριστή γραμμή) από τα υπόλοιπα στοιχεία του Ισολογισμού, δίχως να συμψηφίζονται μεταξύ τους.

Τυχόν αποτελέσματα που αφορούν τις διακοπτόμενες δραστηριότητες, τα οποία έχουν καταχωρηθεί απευθείας στην Καθαρή Θέση, εμφανίζονται επίσης διακριτά (ως ξεχωριστή γραμμή εντός της Καθαρής Θέσεως).

Τα κέρδη ή οι ζημίες μετά από φόρο που προέρχονται από τις διακοπτόμενες δραστηριότητες, καθώς και οι τυχόν ζημίες απομείωσης από τη συνολική αποτίμηση του κλάδου, εμφανίζονται σε ξεχωριστή γραμμή της κατάστασης αποτελεσμάτων, μετά τα καθαρά κέρδη από τις συνεχιζόμενες δραστηριότητες της επιχείρησης.

Οι οικονομικές καταστάσεις των συγκριτικών περιόδων αναμορφώνονται μόνο σε ότι αφορά την κατάσταση αποτελεσμάτων και ταμειακών ροών.

Ο Όμιλος κατέταξε κατά τη χρήση 2006 την θυγατρική του εταιρία Alpha Ασφαλιστική Α.Ε., η οποία αποτελούσε σημαντικό μέρος του επιχειρηματικού τομέα Asset Management/Insurance ως διακοπτόμενη δραστηριότητα, λόγω της υπογραφής συμφωνίας για την πώληση της στην ασφαλιστική εταιρία AXA, η οποία πραγματοποιήθηκε τον Φεβρουάριο 2008.

1.25 Συγκριτικά στοιχεία

Όπου κρίνεται απαραίτητο, τα συγκριτικά στοιχεία της προηγουμένης περιόδου, αναπροσαρμόζονται για να καλύψουν αλλαγές στην παρουσίαση της τρεχούσης περιόδου.

Αποτελέσματα

2. Καθαρό έσοδο από τόκους

	Από 1 Ιανουαρίου έως	
Τόκοι και εξομοιούμενα έσοδα	**31.12.2007**	**31.12.2006**
Δανείων και απαιτήσεων κατά πιστωτικών ιδρυμάτων	286.634	116.538
Δανείων και απαιτήσεων κατά πελατών	2.615.855	2.005.808
Αξιογράφων χαρτοφυλακίου συναλλαγών	10.035	12.661
Αξιογράφων διαθέσιμου προς πώληση χαρτοφυλακίου	170.030	248.462
Παραγώγων χρηματοοικονομικών μέσων	313.538	304.833
Λοιποί	10.633	10.915
Σύνολο	**3.406.725**	**2.699.217**
Τόκοι και εξομοιούμενα έξοδα		
Υποχρεώσεων προς πιστωτικά ιδρύματα	(151.580)	(186.537)
Υποχρεώσεων προς πελάτες	(563.045)	(357.421)
Ομολογιών εκδόσεώς μας και λοιπών δανειακών υποχρεώσεων	(684.800)	(352.583)
Παραγώγων χρηματοοικονομικών μέσων	(310.625)	(300.505)
Λοιποί	(91.422)	(84.555)
Σύνολο	**(1.801.472)**	**(1.281.601)**
Καθαρό έσοδο από τόκους	1.605.253	1.417.616

3. Καθαρό έσοδο από αμοιβές και προμήθειες

	Από 1 Ιανουαρίου έως	
	31.12.2007	**31.12.2006**
Χορηγήσεων	70.140	62.344
Εγγυητικών επιστολών	36.821	37.530
Εισαγωγών-εξαγωγών	17.071	18.841
Πιστωτικών καρτών	54.537	48.130
Συναλλαγών	89.214	86.101
Αμοιβαίων κεφαλαίων	70.204	65.155
Συμβουλευτικών Υπηρεσιών και αγοραπωλησίας χρεογράφων	4.175	4.108
Λοιπές	122.428	77.901
Σύνολο	**464.590**	**400.108**

4. Έσοδα από μερίσματα

	Από 1 Ιανουαρίου έως	
	31.12.2007	**31.12.2006**
Αξιογράφων διαθεσίμων προς πώληση	2.254	2.700
Σύνολο	**2.254**	**2.700**

5. Αποτελέσματα χρηματοοικονομικών πράξεων

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Συναλλαγματικές διαφορές	48.732	32.528
Αξιογράφων χαρτοφυλακίου συναλλαγών:		
-Ομολόγων	(1.676)	(7.742)
-Μετοχών	4.414	11.115
Αξιογράφων χαρτοφυλακίου διαθεσίμου προς πώληση:		
-Ομολόγων	(38.245)	(11.385)
-Μετοχών	2.044	36.106
-Λοιπών χρεογράφων	13.129	(581)
Παραγώγων χρηματοοικονομικών μέσων	33.424	36.097
Αποτιμήσεως χρηματοοικονομικών μέσων που αντισταθμίζεται η μεταβολή της εύλογης αξίας τους	21.066	(42.106)
Λοιπών χρηματοοικονομικών μέσων	1.654	1.464
	82.542	55.496

6. Λοιπά έσοδα

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Ασφαλιστικές δραστηριότητες	2.669	946
Ξενοδοχειακές δραστηριότητες	47.607	46.733
Ενοίκια λειτουργικής μίσθωσης	5.773	4.267
Πωλήσεις παγίων	8.019	3.471
Λοιπά	17.364	11.238
Σύνολο	81.432	66.655

Ειδικότερα τα έσοδα ασφαλιστικών δραστηριοτήτων αναλύονται ως εξής:

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Γενικές Ασφαλίσεις		
Ασφάλιστρα και άλλα συναφή έσοδα	12.911	12.592
Μείον:		
Αντασφάλιστρα	(3.385)	(2.825)
Προμήθειες παραγωγής	(873)	(1.184)
Αποζημιώσεις ασφαλισμένων	(6.395)	(9.864)
Καλυπτόμενες αποζημιώσεις από αντασφαλιστές	109	3.491
Αποτέλεσμα από γενικές ασφαλίσεις	2.367	2.210
Ασφαλίσεις Ζωής		
Ασφάλιστρα και άλλα συναφή έσοδα	9.365	7.535
Μείον:		
Αντασφάλιστρα	(906)	(1.107)
Προμήθειες παραγωγής	(1.147)	(693)
Αποζημιώσεις ασφαλισμένων	(7.325)	(7.462)
Καλυπτόμενες αποζημιώσεις από αντασφαλιστές	315	463
Αποτέλεσμα από ασφαλίσεις ζωής	302	(1.264)
Σύνολο	2.669	946

7. Αμοιβές και έξοδα προσωπικού

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Μισθοί και ημερομίσθια	387.535	319.601
Εισφορές κοινωνικής ασφάλισης	81.380	83.449
Έξοδα προγραμμάτων καθορισμένων παροχών (σημείωση 30)	16.539	51.506
Λοιπές επιβαρύνσεις	41.481	21.529
Σύνολο	526.935	476.085

Στις αμοιβές και έξοδα προσωπικού της 31.12.2007 συμπεριλαμβάνεται ποσό € 19.487 (31.12.2006: € 5.158), που αφορά την αναλογία αρχικής αποτιμήσεως και το κόστος ενασκήσεως δικαιωμάτων προαιρέσεως, που είχαν χορηγηθεί στο προσωπικό.

Ο αριθμός του απασχολουμένου προσωπικού στον Όμιλο κατά την 31.12.2007 ήταν 12.907 (31.12.2006: 12.069) άτομα. Εξ αυτών 7.846 (31.12.2006:8.017) άτομα εργάζονταν στο εσωτερικό και 5.061 (31.12.2006: 4.052) άτομα εργάζονταν στο εξωτερικό.

Προγράμματα καθορισμένων συνεισφορών

Το σύνολο του προσωπικού του Ομίλου στην Ελλάδα είναι ασφαλισμένο για την κύρια σύνταξη στο Ίδρυμα Κοινωνικών Ασφαλίσεων. Ειδικότερα για το προσωπικό της Τραπέζης ισχύουν τα παρακάτω:

α) Το προσωπικό που προέρχεται από την πρώην Ιονική και Λαϊκή Τράπεζα της Ελλάδος είναι ασφαλισμένο στον πολυεργοδοτικό φορέα ΤΑΠΙΛΤΑΤ για την επικουρική σύνταξη. Σύμφωνα με νομική γνωμάτευση δεν υφίσταται υποχρέωση κάλυψης τυχόν ελλειμμάτων του Ταμείου από την Τράπεζα. Ως εκ τούτου ο λογιστικός χειρισμός που ακολουθείται είναι αυτός του ταμείου καθορισμένων συνεισφορών.

β) Το σύνολο του προσωπικού της Τραπέζης είναι ασφαλισμένο για την υγειονομική περίθαλψη στο Ταμείο Ασφαλίσεως Ασθενείας Προσωπικού Τραπεζών Πίστεως, Γενικής, Αμέρικαν Εξπρές κ.α. το οποίο είναι ταμείο καθορισμένων συνεισφορών.

Προγράμματα καθορισμένων παροχών

Ανάλυση των υποχρεώσεων από προγράμματα καθορισμένων παροχών, γίνεται στη σημείωση 30.

8. Γενικά διοικητικά έξοδα

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Λειτουργικές μισθώσεις κτηρίων	36.416	29.232
Ενοίκια-συντηρήσεις μηχανογραφικού εξοπλισμού	22.124	21.524
Δαπάνες μηχανογραφήσεως	39.314	37.607
Προβολή και διαφήμιση	43.736	35.095
Τηλεφωνικά-ταχυδρομικά	30.822	25.930
Αμοιβές τρίτων	42.243	35.485
Παροχή οικονομικών πληροφοριών από τρίτους	8.981	11.124
Εισφορά στο Ταμείο Εγγυήσεως Καταθέσεων	12.697	12.936
Ασφάλιστρα	11.219	5.853
Υλικά γραφείου	9.834	6.980
Δαπάνες ηλεκτρικής ενέργειας	8.837	7.822
Αμοιβές τρίτων για εξεύρεση πελατείας	4.713	6.382
Ενίσχυση πυροπαθών	24.600	-
Φόροι (ΦΠΑ, ακίνητης περιουσίας κ.λπ.)	41.968	37.008
Λοιπά	78.749	72.314
Σύνολο	416.253	345.292

9. Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Ζημίες απομειώσεως δανείων και απαιτήσεων κατά πελατών	206.232	244.631
Μειώσεις ζημιών απομειώσεως από απαιτήσεις κατά πιστωτικών ιδρυμάτων	(14)	(13)
Προβλέψεις για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία	30.983	14.946
Εισπράξεις από διαγραφείσες απαιτήσεις	(10.518)	(5.610)
Σύνολο	**226.683**	**253.954**

10.1 Φόρος εισοδήματος

Σύμφωνα με το ισχύον φορολογικό δίκαιο στην Ελλάδα, οι ανώνυμες εταιρίες φορολογούνται στα συνολικά τους κέρδη με συντελεστή 29% για τη χρήση 2006 και με 25% για τις χρήσεις 2007 και εφεξής.

Παράλληλα, το άρθρο 9 του Ν. 2992/2002, όπως τροποποιήθηκε με το Ν. 3259/2004, προέβλεπε μείωση του φορολογικού συντελεστή των επιχειρήσεων που συγχωνεύθηκαν μέχρι 31.12.2005, κατά 10 και 5 ποσοστιαίες μονάδες, για τα κέρδη που προέκυπταν από τον πρώτο και δεύτερο αντίστοιχα ισολογισμό μετά την ολοκλήρωση του μετασχηματισμού, υπό την προϋπόθεση ότι δεν είχαν καταστεί συνδεδεμένες από 1.1.1997 έως 20.3.2002. Σε περίπτωση συγχωνεύσεως επιχειρήσεων που ήταν συνδεδεμένες μέχρι και την 31.12.1996 η μείωση των συντελεστών ανήρχετο σε 5 ποσοστιαίες μονάδες για τα αντίστοιχα κέρδη των δύο επομένων χρήσεων, που προέκυπταν μετά τον μετασχηματισμό.

Κατ' εφαρμογή των ανωτέρω διατάξεων, η Τράπεζα φορολογήθηκε με συντελεστή 24% για τα κέρδη της χρήσεως 2006 λόγω συγχωνεύσεως, δι' απορροφήσεως από την Τράπεζα, την 8.4.2005, της εισηγμένης στο Χρηματιστήριο Αθηνών εταιρίας Δέλτα Singular Α.Ε.Π., η οποία δεν ήταν συνδεδεμένη με την Τράπεζα πριν την 1.1.1997.

Σημειώνεται ότι, με τη φορολόγηση των συνολικών κερδών των εταιριών, οι μέτοχοί τους λαμβάνουν τα μερίσματα απαλλαγμένα από κάθε φορολογική επιβάρυνση.

Ο φόρος εισοδήματος αναλύεται ως εξής:

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Τρέχων Φόρος	149.713	129.892
Πρόσθετος φόρος φορολογικού ελέγχου	-	10.771
Αναβαλλόμενος Φόρος	58.468	34.764
Σύνολο φόρου εισοδήματος	**208.181**	**175.427**

Η αύξηση στο φόρο εισοδήματος για τη χρήση 2007 οφείλεται στην αύξηση του ονομαστικού συντελεστή φορολόγησης των κερδών της Τραπέζης από 24% σε 25% (λόγω κατάργησης των κινήτρων του Ν.2992/2002 όπως περιγράφεται ανωτέρω) καθώς και στη μείωση των εισοδημάτων που δεν υπόκεινται σε φορολογία.

Ο αναβαλλόμενος φόρος στην κατάσταση αποτελεσμάτων προκύπτει από τις ακόλουθες προσωρινές διαφορές:

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Διαγραφές και αποσβέσεις παγίων περιουσιακών στοιχείων	7.882	10.343
Αποτίμηση δανείων	(6.844)	(13.455)
Διακοπή εκτοκισμού	29.108	23.927
Απομείωση δανείων	27.301	(2.354)
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	15.454	313
Αποτίμηση παραγώγων	(3.595)	8.518
Διαμόρφωση πραγματικού επιτοκίου	5.364	2.031
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας	9.886	3.046
Αποτίμηση ομολόγων	1.838	
Μεταφερόμενες φορολογικές ζημίες προς συμψηφισμό	516	402
Λοιπές προσωρινές διαφορές	(28.442)	1.993
Σύνολο	**58.468**	**34.764**

Παρατίθεται κατωτέρω συμφωνία ονομαστικού και πραγματικού φορολογικού συντελεστή:

Συμφωνία φόρου εισοδήματος	Από 1 Ιανουαρίου έως			
	31.12.2007		31.12.2006	
Κέρδη προ φόρων		985.263		800.757
Φόρος εισοδήματος	22,06%*	217.315	23,66%*	189.466
Αύξηση/(μείωση) προερχόμενη από:				
Συμπληρωματικός φόρος επί εισοδημάτων από ακίνητα	(0,06%)	(552)	0,05%	404
Εισόδημα μη υπαγόμενο στο φόρο	(2,32%)	(22.856)	(4,02%)	(32.179)
Έξοδα μη εκπεστέα	1,00%	9.804	1,16%	9.257
Αναλογία των αφορολόγητων εσόδων στα κέρδη χρήσεως	0,07%	670	(0,87%)	(6.980)
Μέρος των αφορολόγητων κερδών που αναλογεί στα διανεμόμενα	(0,03%)	(295)	0,74%	5.891
Διαφορά φορολογικών συντελεστών που χρησιμοποιήθηκαν στον προσδιορισμό του τρέχοντος και αναβαλλόμενου φόρου			0,15%	1.184
Λοιπές φορολογικές προσαρμογές	0,42%	4.136	(0,29%)	(2.238)
Χρησιμοποιηθείσες φορολογικές ζημίες	(0,01%)	(41)	(0,02%)	(149)
Πρόσθετος φόρος φορολογικού ελέγχου			1,35%	10.771
Φόρος Εισοδήματος	**21,13%**	**208.181**	**21,91%**	**175.427**

* Ο εφαρμοστέος συντελεστής φόρου εισοδήματος, 22,06% για το 2007 και 23,66% για το 2006, είναι ο μέσος σταθμικός ονομαστικός συντελεστής φόρου, που προκύπτει από τη σχέση του φόρου εισοδήματος, βάσει του ονομαστικού συντελεστή φόρου και των κερδών προ φόρων για κάθε μία από τις θυγατρικές του Ομίλου.

10.2 Φόρος αποθεματικών

α. Η ελληνική φορολογική νομοθεσία επιτρέπει στις επιχειρήσεις να σχηματίζουν αφορολόγητα αποθεματικά τα οποία προέρχονται, είτε από κέρδη τα οποία είχαν απαλλαγεί από το φόρο εισοδήματος κατά ρητή διατύπωση διατάξεων νόμων (π.χ. κέρδη από πώληση χρεογράφων) είτε από κέρδη τα οποία είχαν φορολογηθεί αυτοτελώς με εξάντληση της φορολογικής υποχρέωσης για το νομικό πρόσωπο και όχι για τους μετόχους του (π.χ. τόκοι ομολογιακών δανείων Ελληνικού Δημοσίου, κέρδη από πώληση μετοχών μη εισηγμένων). Η φορολογία των ανωτέρω αποθεματικών αναστέλλεται και αυτά θα φορολογούντο σε περίπτωση διανομής ή κεφαλαιοποίησής τους, με τον ισχύοντα, κατά το χρόνο της διανομής ή κεφαλαιοποίησης, συντελεστή φορολογίας εισοδήματος νομικών προσώπων.

Με το άρθρο 10 του Ν. 3513/2006 επιβλήθηκε εφάπαξ φορολόγηση των ανωτέρω αποθεματικών που είχαν σχηματίσει μέχρι και 31.12.2005 οι ημεδαπές τραπεζικές ανώνυμες εταιρίες, καθώς και τα εγκατεστημένα στην Ελλάδα υποκαταστήματα αλλοδαπών τραπεζών με μειωμένους συντελεστές φορολογίας 15% και 10%.

Ο εφάπαξ φόρος αποθεματικών που προέκυψε για την Τράπεζα το 2006 ανήλθε σε € 73.902. Με την καταβολή του φόρου αυτού εξαντλήθηκε κάθε φορολογική υποχρέωση της Τραπέζης καθώς και των μετόχων της και ως εκ τούτου τα ανωτέρω αποθεματικά δύναται να διανεμηθούν ή να κεφαλαιοποιηθούν χωρίς καμία άλλη φορολογική επιβάρυνση.

β. Με το άρθρο 26 του Ν. 3634/2008 τα κέρδη των τραπεζών, για τα οποία έχει ανασταλεί η φορολογία τους μέχρι τη διανομή τους και εμφανίζονται σε λογαριασμό αφορολόγητου αποθεματικού, υπόκεινται σε φορολογία με τον ισχύοντα συντελεστή φορολογίας (σήμερα 25%). Η ανωτέρω διάταξη έχει εφαρμογή για εισοδήματα που προκύπτουν από ισολογισμούς που κλείνουν με ημερομηνία 31 Δεκεμβρίου 2007 και μετά.

Ο φόρος που προκύπτει για την Τράπεζα από τη φορολόγηση των αποθεματικών που σχηματίσθηκαν κατά τη χρήση 2007 ανέρχεται σε € 6.384 και θα καταβληθεί με ιδιαίτερη δήλωση το Σεπτέμβριο του 2008. Με την καταβολή του φόρου αυτού εξαντλείται κάθε φορολογική υποχρέωση της Τραπέζης καθώς και των μετόχων της και ως εκ τούτου τα ανωτέρω αποθεματικά δύναται να διανεμηθούν ή να κεφαλαιοποιηθούν χωρίς καμία άλλη φορολογική επιβάρυνση.

11. Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες

Την 23.03.2007 ολοκληρώθηκε η μεταβίβαση από τον Όμιλο, του 99,57% των μετοχών της Alpha Ασφαλιστική Α.Ε., στη διεθνούς κύρους ασφαλιστική εταιρία ΑΧΑ, η οποία κατέχει ηγετική θέση στον τομέα καλύψεως χρηματοοικονομικών κινδύνων παγκοσμίως.

Η Alpha Bank και η ΑΧΑ υπέγραψαν επίσης μακροχρόνια αποκλειστική συμφωνία στον τομέα των τραπεζοασφαλιστικών εργασιών για τη διάθεση ασφαλιστικών προϊόντων της ΑΧΑ μέσω του εκτεταμένου Δικτύου Καταστημάτων της Τραπέζης.

Τα αποτελέσματα της Alpha Ασφαλιστική Α.Ε., η οποία ορίσθηκε ως διακοπτόμενη δραστηριότητα και το κέρδος από την πώλησή της, περιλαμβάνονται στο λογαριασμό «καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες» και αναλύονται ως εξής:

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Καθαρό έσοδο από τόκους	860	5.501
Καθαρό έσοδο από αμοιβές και προμήθειες	409	2.381
Αποτελέσματα χρηματοοικονομικών πράξεων	-	3.904
Λοιπά έσοδα (Ασφάλιστρα κ.λπ.)	3.573	26.970
Σύνολο εσόδων	**4.842**	**38.756**
Αμοιβές και έξοδα προσωπικού	(2.338)	(14.624)
Γενικά διοικητικά έξοδα	(1.583)	(10.923)
Αποσβέσεις	(239)	(1.727)
Σύνολο εξόδων	**(4.160)**	**(27.274)**
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	-	(1.200)
Κέρδη/(ζημίες) πριν το φόρο εισοδήματος	**682**	**10.282**
Φόρος εισοδήματος	(421)	(7.595)
Καθαρά κέρδη/(ζημίες) μετά το φόρο εισοδήματος	**261**	**2.687**
Κέρδη από την πώληση της Alpha Ασφαλιστική Α.Ε.	**80.127**	**-**
Καθαρά κέρδη μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες	**80.388**	**2.687**

12. Καθαρά κέρδη ανά μετοχή

Βασικά κέρδη ανά μετοχή:

Τα βασικά κέρδη ανά μετοχή προκύπτουν από τη διαίρεση των κερδών μετά το φόρο, που αναλογούν στους Μετόχους της Τραπέζης, με το σταθμισμένο μέσο όρο των υφισταμένων κοινών μετοχών της Τραπέζης κατά τη διάρκεια της περιόδου, αφαιρουμένου του σταθμισμένου μέσου όρου των ιδιοκατεχόμενων από τον Όμιλο, κοινών μετοχών της Τραπέζης, κατά την ίδια περίοδο.

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες και διακοπτόμενες δραστηριότητες	850.035	551.987
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	405.502.633	393.178.131
Βασικά κέρδη ανά μετοχή από συνεχιζόμενες και διακοπτόμενες δραστηριότητες (σε € ανά μετοχή)	2,10	1,40

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες δραστηριότητες	769.647	549.342
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	405.502.633	393.178.131
Βασικά κέρδη ανά μετοχή από συνεχιζόμενες δραστηριότητες (σε € ανά μετοχή)	1,90	1,40

Προσαρμοσμένα κέρδη ανά μετοχή:

Τα προσαρμοσμένα κέρδη ανά μετοχή προκύπτουν από την προσαρμογή του σταθμισμένου μέσου όρου των υφισταμένων κοινών μετοχών της Τραπέζης κατά τη διάρκεια της περιόδου για δυνητικώς εκδοθησόμενες κοινές μετοχές.

Η Τράπεζα διέθετε μετοχές αυτής της κατηγορίας, οι οποίες προέκυπταν από χορηγηθέντα δικαιώματα προαιρέσεως (stock options) σε στελέχη της και σε στελέχη εταιριών του Ομίλου, τα οποία ενασκήθηκαν εντός της χρήσεως 2007.

Για τις εν λόγω μετοχές, γίνεται υπολογισμός για τον προσδιορισμό του αριθμού των μετοχών που θα μπορούσε να αποκτηθεί στην εύλογη αξία (ήτοι στο μέσο όρο της χρηματιστηριακής αξίας για την περίοδο), με βάση την τιμή ενασκήσεως του δικαιώματος που συνοδεύει το δικαίωμα προαιρέσεως. Σε περίπτωση ενασκήσεως, από τη ημερομηνία εκδόσεως των νέων κοινών μετοχών και εφεξής, οι προκύπτουσες μετοχές συμπεριλαμβάνονται στον υπολογισμό τόσο των βασικών, όσο και των προσαρμοσμένων κερδών ανά μετοχή.

Ο σταθμισμένος μέσος όρος των υφισταμένων κοινών μετοχών, όπως υπολογίζεται ανωτέρω, συγκρίνεται με τον αριθμό μετοχών που θα προέκυπτε εάν το σύνολο των δικαιωμάτων προαιρέσεως ενασκείτο.

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες και διακοπτόμενες δραστηριότητες	850.035	551.987
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	405.502.633	393.178.131
Προσαρμογή για δικαιώματα προαιρέσεως	727.195	731.705
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	406.229.828	393.909.836
Προσαρμοσμένα κέρδη ανά μετοχή από συνεχιζόμενες και διακοπτόμενες δραστηριότητες (σε € ανά μετοχή)	2,09	1,40

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες δραστηριότητες	769.647	549.342
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	405.502.633	393.178.131
Προσαρμογή για δικαιώματα προαιρέσεως	727.195	731.705
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	406.229.828	393.909.836
Προσαρμοσμένα κέρδη ανά μετοχή από συνεχιζόμενες δραστηριότητες (σε € ανά μετοχή)	1,89	1,39

Ενεργητικό

13. Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες

	31.12.2007	31.12.2006
Ταμείο	411.539	364.905
Επιταγές εισπρακτέες	69.052	74.649
Διαθέσιμα σε Κεντρικές Τράπεζες	2.783.021	2.236.148
Σύνολο	**3.263.612**	**2.675.702**
Μείον δεσμευμένες καταθέσεις σε Κεντρικές Τράπεζες	(1.826.958)	(1.435.899)
Σύνολο	**1.436.654**	**1.239.803**

Η Τράπεζα, είναι υποχρεωμένη να τηρεί στην Τράπεζα της Ελλάδος τρεχούμενο λογαριασμό, με σκοπό τη διευκόλυνση των διατραπεζικών συναλλαγών με αυτή και τις άλλες Τράπεζες, μέσω του συστήματος Target (Trans European – Automated Real Time Gross Settlement Express Transfer System).

Η Τράπεζα της Ελλάδος απαιτεί επίσης, από όλα τα πιστωτικά ιδρύματα που είναι εγκατεστημένα στην Ελλάδα, να διατηρούν καταθέσεις σε αυτή, που αντιστοιχούν στο 2% των συνολικών καταθέσεων των πελατών τους.

Οι καταθέσεις αυτές είναι έντοκες, με επιτόκιο αυτό της αναχρηματοδότησης της Ευρωπαϊκής Κεντρικής Τράπεζας το οποίο ανήλθε την 31.12.2007 σε 4,18% (31.12.2006: 3,58%).

Ταμείο και ταμειακά ισοδύναμα (όπως εμφανίζονται στην κατάσταση ταμειακών ροών)

	31.12.2007	31.12.2006
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	1.436.654	1.239.803
Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse Repos)	47.874	395.604
Βραχυπρόθεσμες τοποθετήσεις σε άλλες τράπεζες	2.307.503	2.937.316
Ταμείο και ταμειακά ισοδύναμα από συνεχιζόμενες δραστηριότητες	**3.792.031**	**4.572.723**
Ταμείο και ταμειακά ισοδύναμα από διακοπτόμενες δραστηριότητες	-	3.108
Ταμείο και ταμειακά ισοδύναμα από συνεχιζόμενες και διακοπτόμενες δραστηριότητες	**3.792.031**	**4.575.831**

14. Απαιτήσεις κατά πιστωτικών ιδρυμάτων

	31.12.2007	31.12.2006
Τοποθετήσεις σε άλλες τράπεζες	2.790.362	3.335.338
Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse Repos)	47.874	395.605
Δάνεια σε πιστωτικά ιδρύματα	678.157	913.452
Μείον:		
Συσσωρευμένες απομειώσεις	(6.697)	(7.683)
Σύνολο	**3.509.696**	**4.636.712**

Συσσωρευμένες απομειώσεις	
Υπόλοιπο 1.1.2006	**8.707**
Μείωση ζημιών απομειώσεως από απαιτήσεις κατά πιστωτικών ιδρυμάτων (σημείωση 9)	(13)
Συναλλαγματικές διαφορές	(1.011)
Υπόλοιπο 31.12.2006	**7.683**
Μείωση ζημιών απομειώσεως από απαιτήσεις κατά πιστωτικών ιδρυμάτων (σημείωση 9)	(14)
Συναλλαγματικές διαφορές	(972)
Υπόλοιπο 31.12.2007	**6.697**

15. Αξιόγραφα χαρτοφυλακίου συναλλαγών

	31.12.2007	31.12.2006
Κρατικοί τίτλοι	241.724	186.753
Λοιποί χρεωστικοί τίτλοι:		
- Εισηγμένοι	21.459	33.084
- Μη εισηγμένοι	270	53.414
Μετοχές:		
- Εισηγμένες	2.594	32.740
Σύνολο	266.047	305.991

16. Παράγωγα χρηματοοικονομικά μέσα (απαιτήσεις και υποχρεώσεις)

	31 Δεκεμβρίου 2007		
	Ονομαστική αξία συμβολαίων	Εύλογη αξία Απαιτήσεις	Εύλογη αξία Υποχρεώσεις
Παράγωγα για εμπορικούς σκοπούς			
α. Παράγωγα συναλλάγματος			
Προθεσμιακές πράξεις (fx forward)	1.150.445	12.746	9.480
Προθεσμιακές πράξεις (fx swaps)	2.888.361	35.013	44.797
Πράξεις ανταλλαγής συναλλάγματος (cross currency swaps)	555.968	63.655	40.104
Δικαιώματα προαίρεσης (currency options)	175.822	3.438	3.261
Δικαιώματα προαίρεσης (currency options) ενσωματωμένα σε πελατειακά προϊόντα	631	1	
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	4.771.227	114.853	97.642
β. Παράγωγα επιτοκίου			
Πράξεις ανταλλαγής επιτοκίου (interest rate swaps)	8.199.341	161.842	136.593
Δικαιώματα προαίρεσης (caps)	616.963	2.233	1.388
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	8.816.304	164.075	137.981
Προθεσμιακά συμβόλαια (futures)	354.305	99	28
Δικαιώματα προαίρεσης (options)	6.300	32	
Σύνολο διαπραγματεύσιμων σε χρηματιστήριο	360.605	131	28
γ. Παράγωγα επί εμπορευμάτων			
Πράξεις ανταλλαγής εμπορευμάτων (commodity swaps)	14.410	138	124
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	14.410	138	124
δ. Παράγωγα επί δεικτών			
Προθεσμιακά συμβόλαια (futures)	202		1
Δικαιώματα προαίρεσης (options)	383	4	
Σύνολο διαπραγματεύσιμων σε χρηματιστήριο	585	4	1
Παράγωγα για σκοπούς αντιστάθμισης			
α. Παράγωγα συναλλάγματος			
Προθεσμιακές πράξεις (fx swaps)	137.380	12.114	
Πράξεις ανταλλαγής συναλλάγματος (cross currency swaps)	181.895		46.258
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	319.275	12.114	46.258
β. Παράγωγα επιτοκίου			
Πράξεις ανταλλαγής επιτοκίου (interest rate swaps)	4.083.070	92.117	102.105
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	4.083.070	92.117	102.105
Γενικό Σύνολο	18.365.476	383.432	384.139

	31 Δεκεμβρίου 2006		
	Ονομαστική αξία συμβολαίων	Εύλογη αξία Απαιτήσεις	Υποχρεώσεις
Παράγωγα για εμπορικούς σκοπούς			
α. Παράγωγα συναλλάγματος			
Προθεσμιακές πράξεις (fx forward)	769.553	7.139	5.410
Προθεσμιακές πράξεις (fx swaps)	1.564.998	17.636	10.072
Πράξεις ανταλλαγής συναλλάγματος (cross currency swaps)	533.026	67.005	61.398
Δικαιώματα προαίρεσης (currency options)	254.115	1.722	1.202
Δικαιώματα προαίρεσης (currency options) ενσωματωμένα σε πελατειακά προϊόντα	1.745	6	-
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**3.123.437**	**93.508**	**78.082**
β. Παράγωγα επιτοκίου			
Πράξεις ανταλλαγής επιτοκίου (Interest rate swaps)	9.540.482	104.473	84.118
Δικαιώματα προαίρεσης (caps)	220.399	1.322	711
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**9.760.881**	**105.795**	**84.829**
Προθεσμιακά συμβόλαια (futures)	450.704	1	317
Δικαιώματα προαίρεσης (options)	100.000	4	-
Σύνολο διαπραγματεύσιμων σε χρηματιστήριο	**550.704**	**5**	**317**
γ. Παράγωγα επί μετοχών			
Πράξεις ανταλλαγής μετοχών (equity swaps)	25.427	847	-
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**25.427**	**847**	**-**
δ. Παράγωγα επί δεικτών			
Προθεσμιακά συμβόλαια (futures)	4.930	-	44
Σύνολο διαπραγματεύσιμων σε χρηματιστήριο	**4.930**	**-**	**44**
Παράγωγα για σκοπούς αντιστάθμισης			
α. Παράγωγα συναλλάγματος			
Προθεσμιακές πράξεις (fx swaps)	72.917	-	2.603
Πράξεις ανταλλαγής συναλλάγματος (cross currency swaps)	191.168	-	39.541
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**264.085**	**-**	**42.144**
β. Παράγωγα επιτοκίου			
Πράξεις ανταλλαγής επιτοκίου (Interest rate swaps)	1.660.127	45.521	19.160
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**1.660.127**	**45.521**	**19.160**
Γενικό Σύνολο	**15.389.591**	**245.676**	**224.576**

17. Δάνεια και απαιτήσεις κατά πελατών

	31.12.2007	31.12.2006
Ιδιώτες:		
Στεγαστικά	11.186.669	8.812.267
Καταναλωτικά	3.606.631	2.445.129
Πιστωτικές κάρτες	1.092.863	942.025
Λοιπά δάνεια	146.762	217.035
Σύνολο	**16.032.925**	**12.416.456**
Εταιρίες:		
Επιχειρηματικά δάνεια	24.771.065	18.992.719
Χρηματοδοτικές μισθώσεις (Leasing)	1.338.340	1.086.745
Εκχωρήσεις επιχειρηματικών απαιτήσεων (Factoring)	532.640	495.692
Σύνολο	**26.642.045**	**20.575.156**
Απαιτήσεις από ασφαλιστικές και αντασφαλιστικές δραστηριότητες	9.494	12.179
Λοιπές απαιτήσεις	228.201	196.492
	42.912.665	33.200.283
Μείον:		
Συσσωρευμένες απομειώσεις *	(840.594)	(977.249)
Υπόλοιπο	42.072.071	32.223.034

* Επιπλέον των συσσωρευμένων απομειώσεων δανείων και απαιτήσεων, έχει σχηματισθεί πρόβλεψη, για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία ύψους € 45.929 (31.12.2006: € 14.946) (σημείωση 32). Έτσι το συνολικό ποσό για την κάλυψη του πιστωτικού κινδύνου ανέρχεται σε € 886.523 (31.12.2006: € 992.195).

Συσσωρευμένες απομειώσεις

Υπόλοιπο 1.1.2006	**1.040.360**
Μεταβολές περιόδου 1.1-31.12.2006	
Μεταφορά συσσωρευμένων απομειώσεων στοιχείων Ενεργητικού προς πώληση	(4.847)
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	71.650
Συναλλαγματικές διαφορές	(2.642)
Ζημιές απομειώσεως περιόδου (σημείωση 9)	244.631
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(371.903)
Υπόλοιπο 31.12.2006	**977.249**
Μεταφορά συσσωρευμένων απομειώσεων στοιχείων Ενεργητικού προς πώληση	(57)
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	41.288
Συναλλαγματικές διαφορές	(2.016)
Ζημιές απομειώσεως περιόδου (σημείωση 9)	206.232
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(382.102)
Υπόλοιπο 31.12.2007	**840.594**

Οι απαιτήσεις από χρηματοδοτικές μισθώσεις αναλύονται, κατά διάρκεια, ως εξής:

	31.12.2007	31.12.2006
Έως ένα (1) έτος	398.360	318.043
Από ένα (1) έτος έως και πέντε (5) έτη	675.630	553.620
Πέραν των πέντε (5) ετών	829.707	588.952
	1.903.697	1.460.615
Μη δεδουλευμένα έσοδα από χρηματοδοτικές μισθώσεις	(565.357)	(373.870)
Σύνολο	**1.338.340**	**1.086.745**

Το καθαρό ποσό των απαιτήσεων από χρηματοδοτικές μισθώσεις αναλύεται, κατά διάρκεια, ως εξής:

	31.12.2007	31.12.2006
Έως ένα (1) έτος	316.096	257.139
Από ένα (1) έτος έως και πέντε (5) έτη	456.249	395.356
Πέραν των πέντε (5) ετών	565.995	434.250
Σύνολο	**1.338.340**	**1.086.745**

18. Αξιόγραφα επενδυτικού χαρτοφυλακίου - Διαθέσιμα προς πώληση

	31.12.2007	31.12.2006
Κρατικοί τίτλοι	1.909.248	6.253.815
Λοιποί χρεωστικοί τίτλοι:		
- Εισηγμένοι	1.065.924	1.142.097
- Μη εισηγμένοι	36.983	28.897
Μετοχές:		
- Εισηγμένες	69.446	52.317
- Μη εισηγμένες	21.661	13.374
Λοιποί τίτλοι μεταβλητής αποδόσεως	53.639	62.102
Σύνολο	**3.156.901**	**7.552.602**

19. Επενδύσεις σε συγγενείς εταιρίες

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Υπόλοιπο αρχής περιόδου	4.091	11.389
Αγορές	20	104
Επιστροφές κεφαλαίου	-	(723)
Μερίσματα εισπραχθέντα	(11)	(154)
Πωλήσεις	-	(6.117)
Αναλογία στα κέρδη (ζημίες)	1.220	(408)
Υπόλοιπο τέλους περιόδου	**5.320**	**4.091**

Οι συγγενείς εταιρίες του Ομίλου είναι οι εξής:

		Ποσοστό συμμετοχής Ομίλου %	
Επωνυμία εταιρίας	Έδρα	31.12.2007	31.12.2006
α. Εβισάκ Α.Ε.	Ελλάδα	27,00	27,00
β. ΑΕΔΕΠ Θεσσαλίας και Στερεάς Ελλάδος[1]	Ελλάδα	50,00	50,00
γ. A.L.C. Novelle Investments Ltd	Κύπρος	33,33	33,33

(1) Η εταιρία είναι μη κερδοσκοπικού χαρακτήρα.

Κατωτέρω αναλύεται η αναλογία του Ομίλου επί των κερδών/(ζημιών) εκάστης συγγενούς εταιρίας:

Επωνυμία εταιρίας	**Ίδια κεφάλαια (σε χιλ.€)**	**Αποτελέσματα περιόδου μετά από φόρους**	**Σύνολο (σε χιλ.€)**	**Αναλογία κερδών/(ζημιών) 31.12.2007**
α. Εβισάκ Α.Ε.	3.096	145	3.241	9
β. ΑΕΔΕΠ Θεσσαλίας και Στερεάς Ελλάδος	147	-	147	-
γ. A.L.C. Novelle Investments Ltd	16.166	(455)	15.711	1.211
Σύνολο	**19.409**	**(310)**	**19.099**	**1.220**

20. Επενδύσεις σε ακίνητα

	Οικόπεδα - Κτήρια
Υπόλοιπα την 1.1.2006	
Αξία κτήσεως	33.061
Συσσωρευμένες αποσβέσεις	(3.511)
Αναπόσβεστη αξία την 1.1.2006	29.550
1.1.2006 - 31.12.2006	
Αναπόσβεστη αξία 1.1.2006	29.550
Συναλλαγματικές διαφορές	32
Προσθήκες	14
Προσθήκες από εταιρίες που ενοποιούνται για πρώτη φορά στο 2006	5.342
Διαθέσεις	(86)
Μεταφορές	(2.987)
Αποσβέσεις περιόδου	(347)
Αναπόσβεστη αξία 31.12.2006	31.518
Υπόλοιπα την 31.12.2006	
Αξία κτήσεως	34.948
Συσσωρευμένες αποσβέσεις	(3.430)
1.1.2007 - 31.12.2007	
Αναπόσβεστη αξία 1.1.2007	31.518
Συναλλαγματικές διαφορές	(35)
Προσθήκες	26.602
Διαθέσεις	(480)
Μεταφορές από "Ιδιοχρησιμοποιούμενα ενσώματα πάγια"	16.628
Αποσβέσεις περιόδου	(673)
Αναπόσβεστη αξία 31.12.2007	73.560
Υπόλοιπα την 31.12.2007	
Αξία κτήσεως	78.526
Συσσωρευμένες αποσβέσεις	(4.966)

Η εύλογη αξία των επενδύσεων σε ακίνητα κατά την 31.12.2006, όπως προσδιορίσθηκε από την εταιρία Alpha Αστικά Ακίνητα Α.Ε., την ίδια ημερομηνία, με την μέθοδο του εισοδήματος (income method) και χρησιμοποιώντας την πρόσοδό τους ως το ασφαλέστερο στοιχείο υπολογισμού της, ανήρχετο σε €40 εκατ. ενώ οι αποκτήσεις των ακινήτων της χρήσεως 2007 έγιναν στην εύλογη αξία.

Οι μεταφορές από την κατηγορία "Ιδιοχρησιμοποιούμενα ενσώματα πάγια" της χρήσεως 2007 περιλαμβάνουν ακίνητο αξίας €15,8 εκατ. ιδιοκτησίας της θυγατρικής εταιρίας Ωκεανός Α.Τ.Ο.Ε.Ε., η οποία μέχρι την 23.3.2007 εκμίσθωνε το ακίνητο στη θυγατρική εταιρία Alpha Ασφαλιστική Α.Ε. Η εύλογη αξία του ακινήτου ανέρχεται κατά την 31.12.2007 σε € 22 εκατ.

21. Ιδιοχρησιμοποιούμενα ενσώματα πάγια

	Οικόπεδα - Κτήρια	Εξοπλισμός Leasing	Κινητός Εξοπλισμός	Σύνολο
Υπόλοιπα την 1.1.2006				
Αξία κτήσεως	1.076.377	3.347	342.984	1.422.708
Συσσωρευμένες αποσβέσεις	(212.001)	(1.440)	(271.294)	(484.735)
Αναπόσβεστη αξία την 1.1.2006	864.376	1.907	71.690	937.973
1.1.2006 - 31.12.2006				
Αναπόσβεστη αξία 1.1.2006	864.376	1.907	71.690	937.973
Συναλλαγματικές διαφορές	3.332	119	768	4.219
Προσθήκες	36.380	608	39.374	76.362
Διαθέσεις	(2.442)		(508)	(2.950)
Μεταφορές	(33.344)		(3.068)	(36.412)
Αποσβέσεις περιόδου	(19.831)	(542)	(22.823)	(43.196)
Αναπόσβεστη αξία 31.12.2006	848.471	2.092	85.433	935.996
Υπόλοιπα την 31.12.2006				
Αξία κτήσεως	1.058.044	4.055	361.639	1.423.738
Συσσωρευμένες αποσβέσεις	(209.573)	(1.963)	(276.206)	(487.742)
1.1.2007 - 31.12.2007				
Αναπόσβεστη αξία 1.1.2007	848.471	2.092	85.433	935.996
Συναλλαγματικές διαφορές	(1.669)	(73)	(536)	(2.278)
Προσθήκες	64.714	1.747	37.848	104.309
Διαθέσεις	(5.435)		(1.349)	(6.784)
Προσθήκες από εταιρίες που ενοποιήθηκαν για πρώτη φορά στη χρήση 2007 (σημείωση 46 ιδ)	145.909		23.346	169.255
Μεταφορές σε "Επενδύσεις σε ακίνητα"	(16.628)			(16.628)
Μεταφορές από "Στοιχεία Ενεργητικού προς πώληση" *	42.405			42.405
Μεταφορές σε "Έξοδα λογισμικού"			(268)	(268)
Αποσβέσεις περιόδου **	(24.405)	(694)	(27.633)	(52.732)
Αναπόσβεστη αξία 31.12.2007	1.053.362	3.072	116.841	1.173.275
Υπόλοιπα την 31.12.2007				
Αξία κτήσεως	1.283.906	5.414	414.199	1.703.519
Συσσωρευμένες αποσβέσεις	(230.544)	(2.342)	(297.358)	(530.244)

* Κατά τη χρήση 2007 ακίνητα της Τραπέζης αξίας € 42,4 εκατ. μεταφέρθηκαν από την κατηγορία "Στοιχεία Ενεργητικού προς πώληση" λόγω αποφάσεως της Τραπέζης να τα ιδιοχρησιμοποιήσει. Οι αποσβέσεις που αντιστοιχούν στο χρονικό διάστημα που τα συγκεκριμένα ακίνητα είχαν καταταγεί στην κατηγορία "Στοιχεία Ενεργητικού προς πώληση" ανέρχονται σε € 2,2 εκατ. και έχουν επιβαρύνει τα αποτελέσματα της χρήσεως 2007.

** Στις "Αποσβέσεις περιόδου" δεν περιλαμβάνεται ποσό €1,1 εκατ. που αφορά απόσβεση του ξενοδοχείου Hilton Rhodes Resort, το οποίο χαρακτηρίστηκε σαν "Στοιχεία Ενεργητικού προς πώληση" (σημείωση 25).

Κατά την 31.12.2006 η Τράπεζα εξέτασε τα παραπάνω ακίνητα του Ομίλου για πιθανή απομείωση της αξίας τους και δεν προέκυψε περίπτωση αναγνώρισης σχετικής ζημίας.

Έκτοτε δεν προέκυψαν γεγονότα και καταστάσεις που να αποδεικνύουν ότι η λογιστική αξία των παγίων υπολείπεται της ανακτήσιμης αξίας τους.

22. Υπεραξία και λοιπά άυλα πάγια

	Υπεραξία	Λοιπά άυλα	Έξοδα λογισμικού	Σύνολο
Υπόλοιπα την 1.1.2006				
Αξία κτήσεως	54.022	17.392	130.227	201.641
Συσσωρευμένες αποσβέσεις		(3.014)	(91.191)	(94.205)
Αναπόσβεστη αξία την 1.1.2006	54.022	14.378	39.036	107.436
1.1.2006 - 31.12.2006				
Αναπόσβεστη αξία 1.1.2006	54.022	14.378	39.036	107.436
Συναλλαγματικές διαφορές	4.322	937	(534)	4.725
Προσθήκες		428	27.890	28.318
Διαθέσεις			(2.702)	(2.702)
Μεταφορές			(1.534)	(1.534)
Αποσβέσεις περιόδου		(3.334)	(15.771)	(19.105)
Αναπόσβεστη αξία 31.12.2006	58.344	12.409	46.385	117.138
Υπόλοιπα την 31.12.2006				
Αξία κτήσεως	58.344	18.293	144.745	221.382
Συσσωρευμένες αποσβέσεις		(5.884)	(98.360)	(104.244)
1.1.2007 - 31.12.2007				
Αναπόσβεστη αξία 1.1.2007	58.344	12.409	46.385	117.138
Συναλλαγματικές διαφορές	(336)	145	(233)	(424)
Προσθήκες		5.340	35.484	40.824
Διαθέσεις			(920)	(920)
Μεταφορές από "Ιδιοχρησιμοποιούμενα πάγια"			268	268
Προσθήκες από εταιρίες που ενοποιήθηκαν για πρώτη φορά στη χρήση 2007		1.333		1.333
Αποσβέσεις περιόδου		(3.484)	(20.238)	(23.722)
Αναπόσβεστη αξία 31.12.2007	58.008	15.743	60.746	134.497
Υπόλοιπα την 31.12.2007				
Αξία κτήσεως	58.008	25.785	181.273	265.066
Συσσωρευμένες αποσβέσεις		(10.042)	(120.527)	(130.569)

Ο ετήσιος έλεγχος απομειώσεως της υπεραξίας, που έχει προκύψει κατά την αρχική εξαγορά της Alpha Bank Srbija A.D., επιβεβαιώνει ότι η αξία της παραμένει ακέραια. Ειδικότερα, κατά την επιμέτρηση της ανακτώμενης αξίας της θυγατρικής, τόσο η αξία λόγω χρήσης, όσο και η εύλογη αξία μειωμένη κατά το κόστος της πώλησης, καταδεικνύουν αξίες υψηλότερες της αξίας της θυγατρικής εταιρίας όπως εμφανίζεται στις ενοποιημένες οικονομικές καταστάσεις με συνέπεια να μην υφίσταται λόγος απομειώσεως της υπεραξίας που έχει προκύψει μετά και την αναγνώριση των παρακάτω άυλων περιουσιακών στοιχείων.

Τα άυλα περιουσιακά στοιχεία, τα οποία είχαν αναγνωρισθεί κατά την αρχική εξαγορά της ιδίας Τραπέζης και αφορούν την καταθετική βάση και τις σχέσεις με τους πελάτες, υφίστανται και διατηρούν κατ' ελάχιστον την αναπόσβεστη αξία τους. Μοναδική εξαίρεση αποτελεί η εταιρική ταυτότητα, η οποία έχει μεταβληθεί και σταδιακά παύει η χρήση της. Η οριστική απόσβεση του εν λόγω περιουσιακού στοιχείου εντός της χρήσεως 2007 συνέπεσε με το ανωτέρω γεγονός, οπότε δεν συνέτρεξε λόγος απομειώσεως του εν λόγω άυλου στοιχείου.

23. Αναβαλλόμενες φορολογικές απαιτήσεις και υποχρεώσεις

	31.12.2007	31.12.2006
Αναβαλλόμενες φορολογικές απαιτήσεις	170.257	276.973
Αναβαλλόμενες φορολογικές υποχρεώσεις	(94.807)	(140.208)
Σύνολο	75.450	136.765

Οι αναβαλλόμενες φορολογικές απαιτήσεις και υποχρεώσεις προκύπτουν ως εξής:

1.1.2007 - 31.12.2007

		Αναγνώριση		
	Υπόλοιπο 1.1.2007	Στην Κατάσταση Αποτελεσμάτων	Στην Καθαρή Θέση	Υπόλοιπο 31.12.2007
Αποσβέσεις παγίων	15.009	(7.882)	(3.023)	4.104
Αποτίμηση Δανείων	12.977	6.844	(18)	19.803
Διακοπή εκτοκισμού	(24.212)	(29.108)		(53.320)
Απομείωση Δανείων	5.323	(27.301)		(21.978)
Αποτίμηση Παραγώγων	(3.592)	3.595		3
Μεταφερόμενες φορολογικές ζημίες	4.988	(516)	(143)	4.329
Λοιπές προβλέψεις	(742)	28.442	337	28.037
Διαμόρφωση πραγματικού επιτοκίου	7.576	(5.364)		2.212
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	127.224	(15.454)		111.770
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα & δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(7.786)	(9.886)		(17.672)
Αποτίμηση ομολόγων		(1.838)		(1.838)
Σύνολο	136.765	(58.468)	(2.847)	75.450

1.1.2006 - 31.12.2006

			Αναγνώριση		
	Υπόλοιπο 1.1.2006	Διακοπτόμενες δραστηριότητες	Στην Κατάσταση Αποτελεσμάτων	Στην Καθαρή Θέση	Υπόλοιπο 31.12.2006
Αποσβέσεις παγίων	25.099	264	(10.343)	(11)	15.009
Αποτίμηση Δανείων	(478)		13.455		12.977
Διακοπή εκτοκισμού	(285)		(23.927)		(24.212)
Απομείωση Δανείων	2.994	(25)	2.354		5.323
Αποτίμηση Παραγώγων	4.926		(8.518)		(3.592)
Μεταφερόμενες φορολογικές ζημίες	8.315	(3.001)	(402)	76	4.988
Λοιπές προβλέψεις	1.415		(1.993)	(164)	(742)
Διαμόρφωση πραγματικού επιτοκίου	9.607		(2.031)		7.576
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	131.809	(4.192)	(313)	(80)	127.224
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα & δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(4.740)		(3.046)		(7.786)
Σύνολο	178.662	(6.954)	(34.764)	(179)	136.765

24. Λοιπά στοιχεία Ενεργητικού

	31.12.2007	31.12.2006
Επενδύσεις για λογαριασμό ασφαλισμένων ζωής	18.109	20.141
Προπληρωθέντα έξοδα	25.759	10.387
Έσοδα εισπρακτέα	3.316	3.557
Προκαταβεβλημένοι και παρακρατημένοι φόροι	166.723	166.621
Απαιτήσεις από προγράμματα καθορισμένων παροχών στους εργαζομένους (σημείωση 30)	49.189	
Λοιπά	122.580	109.134
Σύνολο	385.676	309.840

25. Στοιχεία Ενεργητικού προς πώληση, Υποχρεώσεις και ποσά που αναγνωρίσθηκαν απευθείας στην Καθαρή Θέση και συνδέονται με στοιχεία Ενεργητικού προς πώληση

α. Πάγιος εξοπλισμός

Στα στοιχεία Ενεργητικού προς πώληση της 31.12.2007 περιλαμβάνονται ακίνητα και μηχανολογικός εξοπλισμός ποσού € 55.221 (31.12.2006: € 93.058).

Η μεταβολή οφείλεται κυρίως στο γεγονός ότι, κατά τη χρήση 2007, ακίνητα ποσού € 42,4 εκατ. μεταφέρθηκαν στην κατηγορία των ιδιοχρησιμοποιούμενων παγίων λόγω αποφάσεως της Τραπέζης να τα χρησιμοποιήσει για να στεγάσει υπηρεσίες της.

β. Λοιπά

1. Την 23.3.2007 μεταβιβάστηκε στη γαλλική ασφαλιστική εταιρία ΑΧΑ το 99,57% των μετοχών της Alpha Ασφαλιστική Α.Ε. Τα στοιχεία Ενεργητικού της εταιρίας που εμφανίζονται κατά την 31.12.2006 στο λογαριασμό "Στοιχεία Ενεργητικού προς πώληση" ανέρχονται σε €356.536, οι υποχρεώσεις της που εμφανίζονται στο λογαριασμό " Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση" ανέρχονται σε € 352.370 και τα ποσά που αναγνωρίσθηκαν απευθείας στην Καθαρή Θέση ανέρχονται σε € (2.576).

2. Η θυγατρική εταιρία της Τραπέζης, Ιονική Ξενοδοχειακές Επιχειρήσεις Α.Ε.,είχε ξεκινήσει κατά το έτος 2006 διαδικασία ευρέσεως πιθανού αγοραστή για την ξενοδοχειακή της μονάδα Hilton Rhodes Resort. Έκτοτε τα στοιχεία Ενεργητικού και οι Υποχρεώσεις της εν λόγω μονάδος καταχωρούνται ως στοιχεία προς πώληση και έχουν ως εξής:

Στοιχεία Ενεργητικού	31.12.2007	31.12.2006
Ταμείο και Διαθέσιμα σε Κεντρικές Τράπεζες	38	8
Δάνεια και απαιτήσεις κατά πελατών	1.336	1.432
Υπεραξία και λοιπά άυλα πάγια	9	33
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	29.745	30.148
Αναβαλλόμενες φορολογικές απαιτήσεις	3.319	3.001
Λοιπά στοιχεία Ενεργητικού	277	171
Σύνολο	34.724	34.793
Υποχρεώσεις		
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	39	6
Αναβαλλόμενες φορολογικές υποχρεώσεις	308	262
Λοιπές υποχρεώσεις	970	686
Υποχρεώσεις καθορισμένων παροχών στους εργαζομένους	266	271
Σύνολο	1.583	1.225

Η Ιονική Ξενοδοχειακές Επιχειρήσεις Α.Ε. έχει ήδη προβεί σε συμφωνία μεταβίβασης της θυγατρικής της Τουριστικά Θέρετρα Α.Ε. στην οποία έχει περιέλθει το ξενοδοχείο (σημείωση 48α).

Υποχρεώσεις

26. Υποχρεώσεις προς πιστωτικά ιδρύματα

	31.12.2007	31.12.2006
Όψεως	66.591	200.488
Προθεσμίας	2.099.127	971.110
Πράξεις προσωρινής εκχωρήσεως (Repos)	1.923.548	5.234.819
Δανειακές υποχρεώσεις	348.470	280.109
Σύνολο	**4.437.736**	**6.686.526**

27. Υποχρεώσεις προς πελάτες

	31.12.2007	31.12.2006
Όψεως	6.857.487	6.072.475
Ταμιευτηρίου	9.212.287	9.710.996
Προθεσμίας	11.977.552	7.236.510
Ομολογίες εκδόσεώς μας	6.335.599	7.440.786
Πράξεις προσωρινής εκχωρήσεως (Repos)	94.078	366.242
	34.477.003	30.827.009
Επιταγές και εντολές πληρωτέες	188.155	187.685
Σύνολο	**34.665.158**	**31.014.694**

28. Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις

Κοινά ομολογιακά δάνεια	
Υπόλοιπο 1.1.2007	**12.759.840**
Μεταβολές περιόδου 1.1 – 31.12.2007	
Νέες εκδόσεις[1]	8.222.292
(Αγορές)/πωλήσεις εταιριών Ομίλου	(3.477.001)
Λήξεις/Ανακλήσεις	(3.185.839)
Μεταβολές εύλογης αξίας λόγω αντιστάθμισης	(42.487)
Μεταβολές δεδουλευμένων τόκων	47.385
Συναλλαγματικές διαφορές	(28.183)
Υπόλοιπο 31.12.2007	**14.296.007**
Δάνεια μειωμένης εξασφαλίσεως	
Υπόλοιπο 1.1.2007	**1.029.413**
Μεταβολές περιόδου 1.1 – 31.12.2007	
Νέες εκδόσεις[2]	677.038
(Αγορές)/πωλήσεις εταιριών Ομίλου	(152.086)
Λήξεις/Ανακλήσεις[3]	(325.000)
Μεταβολές εύλογης αξίας λόγω αντιστάθμισης	3.745
Μεταβολές δεδουλευμένων τόκων	6.544
Συναλλαγματικές διαφορές	(10.766)
Υπόλοιπο 31.12.2007	**1.228.888**
Γενικό Σύνολο	**15.524.895**

Από τις παραπάνω ομολογίες διατέθηκε σε πελάτες της Τραπέζης και μεταφέρθηκε στο λογαριασμό «Υποχρεώσεις προς πελάτες» ποσό € 6.335.598 (31.12.2006 € 7.440.786), όπως αναφέρεται και στη σημείωση 47 των οικονομικών καταστάσεων. Έτσι το υπόλοιπο για την 31.12.2007 του λογαριασμού «Ομολογίες εκδόσεως μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις», διαμορφώθηκε σε € 9.189.297 (31.12.2006 € 6.348.467).

(1) Η πλειονότητα των νέων κοινών ομολογιακών εκδόσεων (€ 7.109 εκατ.) φέρει κυμαινόμενο επιτόκιο Euribor με περιθώριο από -10 μονάδες βάσης μέχρι και 25 μονάδες βάσης ανάλογα με τη διάρκεια της έκδοσης. Την 16.11.2007 εκδόθηκε δάνειο ονομαστικής αξίας $ 300 εκατ. με επιτόκιο που καθορίζεται από το τρίμηνο Libor με περιθώριο 10 μονάδες βάσης.

(2) Την 1.2.2007 εκδόθηκε δάνειο ονομαστικής αξίας € 350 εκατ. με επιτόκιο που καθορίζεται από το τρίμηνο Euribor προσαυξημένο με περιθώριο 40 μονάδων βάσης για τα πρώτα 5 έτη, το οποίο αυξάνεται σε 170 μονάδες βάσης για τα επόμενα έτη σε περίπτωση μη ανακλήσεως.

Την 8.3.2007 εκδόθηκε δάνειο € 200 εκατ. με επιτόκιο που καθορίζεται από το τρίμηνο Euribor προσαυξημένο με περιθώριο 35 μονάδων βάσης για τα πρώτα 5 έτη, το οποίο αυξάνεται σε 165 μονάδες βάσης για τα επόμενα 5 έτη σε περίπτωση μη ανακλήσεως.

Την 27.7.2007 εκδόθηκε δάνειο αορίστου διάρκειας (Upper Tier II) ονομαστικής αξίας € 130 εκατ. με επιτόκιο που καθορίζεται από το τρίμηνο Euribor προσαυξημένο με περιθώριο 50 μονάδων βάσης για τα πρώτα 5 έτη, το οποίο αυξάνεται σε 150 μονάδες βάσης για τα επόμενα έτη σε περίπτωση μη ανακλήσεως.

(3) Την 8.3.2007, μετά την παρέλευση 5 ετών από την έκδοσή του, ανακλήθηκε δάνειο μειωμένης εξασφαλίσεως ποσού € 300 εκατ. και αρχικής διάρκειας 10 ετών.

Την 8.5.2007, μετά την παρέλευση 5 ετών από την έκδοσή του, ανακλήθηκε δάνειο μειωμένης εξασφαλίσεως ποσού € 25 εκατ. και αρχικής διάρκειας 10 ετών.

29. Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους

	31.12.2007	31.12.2006
Για τρέχοντα φόρο εισοδήματος	127.360	108.729
Για λοιπούς φόρους	31.437	20.348
Σύνολο	**158.797**	**129.077**

30. Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους

Τα συνολικά μεγέθη, που αναγνωρίσθηκαν στις οικονομικές καταστάσεις, για τις υποχρεώσεις καθορισμένων παροχών παρουσιάζονται στον κάτωθι πίνακα:

	Ισολογισμός 31.12.2007 Υποχρέωση/ (Απαίτηση)	Αποτελέσματα χρήσεως 1.1.-31.12.2007 Έξοδα/ (Έσοδα)	Ισολογισμός 31.12.2006 Υποχρέωση/ (Απαίτηση)	Αποτελέσματα χρήσεως 1.1.-31.12.2006 Έξοδα/ (Έσοδα)
ΤΑΠ - Επικουρική Σύνταξη	-	(1.199)	569.807	42.710
ΤΑΠ - Εφάπαξ Παροχή	(49.189)	4.203	(52.035)	2.799
Σύνολο	**(49.189)**	**3.004**	**517.772**	**45.509**
ΤΑΠΙΛΤ	**3.733**	**8.194**	**(4.461)**	**491**
Alpha Bank Cyprus Ltd	**33.320**	**5.650**	**31.281**	**4.995**
Λοιπές εταιρίες	**4.966**	**(309)**	**3.992**	**511**
Σύνολο		**16.539**	**548.584**	**51.506**

Τα ποσά των μεγεθών του Ισολογισμού και της καταστάσεως αποτελεσμάτων χρήσεως αναλύονται παρακάτω ανά ταμείο και είδος παροχής ως εξής:

α) Τραπέζης

Ι. Ταμείο Αλληλοβοήθειας Προσωπικού (ΤΑΠ) της πρώην Alpha Τραπέζης Πίστεως

Στο Ταμείο Αλληλοβοήθειας Προσωπικού (ΤΑΠ) λειτουργούσαν, χωρίς λογιστική αυτοτέλεια, ο κλάδος σύνταξης και ο κλάδος εφάπαξ παροχής, για το προσωπικό της Τραπέζης που προέρχεται από την πρώην Alpha Τράπεζα Πίστεως.

Σύμφωνα με το άρθρο 10 του Ν.3620/07 τα μέλη του ΤΑΠ υπήχθησαν από 1.1.2008 στο Ενιαίο Ταμείο Ασφάλισης Τραπεζοϋπαλλήλων (Ε.Τ.Α.Τ.) για την επικουρική ασφάλιση.

Στο ΤΑΠ παραμένει ο κλάδος της εφάπαξ παροχής με εγγύηση της Τραπέζης.

Η ανάλυση των ποσών κατά κλάδο έχει ως εξής:

- Επικουρική Σύνταξη

Το κόστος υπαγωγής στο Ε.Τ.Α.Τ. υπολογίσθηκε με την ειδική οικονομική μελέτη που προβλέπει ο Ν.3371/2005 σε € 543 εκατ. Το ποσό αυτό θα εξοφληθεί σε 10 ετήσιες ισόποσες δόσεις, ποσού € 67.281 εκάστη, αρχής γενομένης από τον Ιανουάριο του 2008.

Η ημερομηνία αναφοράς της ειδικής οικονομικής μελέτης ήταν η 31.12.2006, οπότε στο κόστος υπαγωγής των € 543 εκατ έχει προσμετρηθεί το κόστος των συντάξεων του 2007. Επιπλέον, οι δόσεις έχουν υπολογισθεί εντόκως από 1.1.2007 με επιτόκιο 4,1%, ίσο με την απόδοση των δεκαετών ομολόγων της ευρωζώνης κατά την ημερομηνία ανάθεσης της μελέτης (29.1.2007), σύμφωνα με τα οριζόμενα από το Υπουργείο Οικονομίας και Οικονομικών για τις ειδικές οικονομικές μελέτες του Ν.3371/2005. Λόγω των ανωτέρω, ενώ η υποχρεωτική ένταξη του προσωπικού στο ΕΤΑΤ λαμβάνει χώρα από 1.1.2008, ως αφετηρία των οικονομικών συνεπειών του νόμου θεωρείται η 1.1.2007. Ως εκ τούτου το αποτέλεσμα από το διακανονισμό της υποχρέωσης για την επικουρική σύνταξη του ΤΑΠ έχει υπολογισθεί με βάση τα δεδομένα της 1.1.2007.

Τα ποσά που αναγνωρίζονται στον ισολογισμό έχουν ως εξής:

	31.12.2007	31.12.2006
Παρούσα αξία δεδουλευμένων υποχρεώσεων	-	612.339
Εύλογη αξία των περιουσιακών στοιχείων του Ταμείου	-	-
	-	612.339
Μη αναγνωρισθείσες αναλογιστικές ζημίες	-	(42.532)
Υποχρέωση στον ισολογισμό	-	569.807

Τα ποσά που αναγνωρίζονται στα αποτελέσματα χρήσεως έχουν ως εξής:

	31.12.2007	31.12.2006
Τρέχον κόστος υπηρεσίας	-	9.116
Κόστος επιτοκίου	-	33.594
Σύνολο (το οποίο περιλαμβάνεται στις αμοιβές προσωπικού)	-	42.710

Η μεταβολή στην παρούσα αξία των δεδουλευμένων υποχρεώσεων κατά το έτος 2006 προέκυψε ως εξής:

	2006
Υπόλοιπο ενάρξεως χρήσεως	601.022
Τρέχον κόστος υπηρεσίας	9.116
Κόστος επιτοκίου	33.594
Εισφορές εργαζομένων	2.939
Καταβληθείσες παροχές	(34.332)
Υπόλοιπο τέλους χρήσεως	612.339

Η μεταβολή στην περιουσία του Ταμείου που αναλογεί στις συντάξεις κατά το έτος 2006 έχει ως εξής:

	2006
Υπόλοιπο ενάρξεως χρήσεως	-
Εισφορά Τραπέζης	31.393
Εισφορές εργαζομένων	2.939
Καταβληθείσες παροχές	(34.332)
Υπόλοιπο τέλους χρήσεως	-

Η μεταβολή στην υποχρέωση προέκυψε ως εξής:

Υπόλοιπο την 1.1.2006	558.490
Δεδουλευμένο έξοδο	42.710
Καταβληθείσες εισφορές	(31.393)
Υπόλοιπο την 31.12.2006	569.807
Υπόλοιπο την 1.1.2007	569.807
Υπόλοιπο την 1.1.2007 που αναγνωρίζεται σύμφωνα με το Ν. 3620/07 στο λογαριασμό Λοιπές υποχρεώσεις/Υποχρεώσεις προς ΕΤΑΤ	(543.000)
Αποτέλεσμα διακανονισμού	(26.807)
Υπόλοιπο την 31.12.2007	-

Οι αναλογιστικές υποθέσεις που χρησιμοποιήθηκαν για το έτος 2006 είναι οι ακόλουθες:

	31.12.2006
Επιτόκιο προεξόφλησης	5,5%
Μελλοντικές αυξήσεις μισθών	3,5%
Μελλοντικές αυξήσεις συντάξεων	2,5%

Τέλος, το συνολικό αποτέλεσμα του έτους 2007 που αφορά την επικουρική σύνταξη αναλύεται ως εξής:

	Αποτελέσματα χρήσεως 1.1.-31.12.2007 Έξοδα/(Έσοδα)
Αποτέλεσμα διακανονισμού	(26.807)
Τόκοι πρώτης δόσεως Ν. 3620/07	22.263
Τακτική εισφορά Τραπέζης	3.345
Σύνολο (το οποίο περιλαμβάνεται στις αμοιβές προσωπικού)	**(1.199)**

ii) Εφάπαξ παροχή

Τα ποσά που αναγνωρίζονται στον ισολογισμό έχουν ως εξής:

	31.12.2007	31.12.2006
Παρούσα αξία δεδουλευμένων υποχρεώσεων	127.035	121.463
Εύλογη αξία των περιουσιακών στοιχείων του Ταμείου	(162.031)	(165.051)
Έλλειμμα/(Πλεόνασμα)	**(34.996)**	**(43.588)**
Μη αναγνωρισθείσες αναλογιστικές ζημίες	(14.193)	(8.447)
Απαίτηση στον ισολογισμό	**(49.189)**	**(52.035)**

Η απαίτηση της 31.12.2006 είχε συμψηφιστεί με τις λοιπές υποχρεώσεις καθορισμένων παροχών.

Τα ποσά που αναγνωρίζονται στα αποτελέσματα χρήσεως έχουν ως εξής:

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Τρέχον κόστος υπηρεσίας	5.484	4.528
Κόστος επιτοκίου	5.342	5.387
Αναμενόμενη απόδοση των περιουσιακών στοιχείων του Ταμείου	(6.623)	(7.116)
Σύνολο (το οποίο περιλαμβάνεται στις αμοιβές προσωπικού)	**4.203**	**2.799**

Η μεταβολή στην παρούσα αξία των δεδουλευμένων υποχρεώσεων προέκυψε ως εξής:

	2007	2006
Υπόλοιπο ενάρξεως χρήσεως	**121.463**	**116.426**
Τρέχον κόστος υπηρεσίας	5.484	4.528
Κόστος επιτοκίου	5.342	5.387
Εισφορές εργαζομένων	1.032	1.110
Καταβληθείσες παροχές	(8.466)	(5.913)
Παροχές που καταβάλλονται απευθείας από την Τράπεζα	(1.357)	-
Έξοδα	(68)	(75)
Αναλογιστικές ζημίες	3.605	-
Υπόλοιπο τέλους χρήσεως	**127.035**	**121.463**

Η μεταβολή στην εύλογη αξία των περιουσιακών στοιχείων του ταμείου προέκυψε ως εξής:

	2007	2006
Υπόλοιπο ενάρξεως χρήσεως	165.051	149.392
Αναμενόμενη απόδοση	6.623	7.116
Εισφορά Τραπέζης	-	15.093
Εισφορές εργαζομένων	1.032	1.110
Καταβληθείσες παροχές	(8.466)	(5.913)
Έξοδα	(68)	(75)
Αναλογιστικές ζημίες	(2.141)	(1.672)
Υπόλοιπο τέλους χρήσεως	162.031	165.051

Στα περιουσιακά στοιχεία του ταμείου περιλαμβάνονται καταθέσεις στην Alpha Bank ύψους € 35,1 εκατ., απαιτήσεις από ΕΤΑΤ ποσού € 31,1 εκατ., ομόλογα Alpha Credit Group plc ποσού € 80,5 εκατ. και μετοχές Alpha Bank αξίας € 11,7 εκατ.

Η μεταβολή στην απαίτηση προέκυψε ως εξής:

Υπόλοιπο την 1.1.2006	(39.741)
Δεδουλευμένο έξοδο	2.799
Καταβληθείσες εισφορές	(15.093)
Υπόλοιπο την 31.12.2006	(52.035)
Υπόλοιπο την 1.1.2007	(52.035)
Δεδουλευμένο έξοδο	4.203
Καταβληθείσες εισφορές	-
Παροχές που καταβάλλονται απευθείας από την Τράπεζα	(1.357)
Υπόλοιπο την 31.12.2007	(49.189)

Οι βασικές αναλογιστικές υποθέσεις που χρησιμοποιήθηκαν ήταν οι εξής:

	31.12.2007	31.12.2006
Επιτόκιο προεξόφλησης	5,5%	5,5%
Αναμενόμενη απόδοση των περιουσιακών στοιχείων του Ταμείου	5,0%	5,5%
Μελλοντικές αυξήσεις μισθών	3,5%	3,5%

ΙΙ. Ταμείο Ασφαλίσεως Προσωπικού Ιονικής και Λαϊκής Τραπέζης (ΤΑΠΙΛΤ - Κλάδος Πρόνοιας)

Το Ταμείο Ασφαλίσεως Προσωπικού Ιονικής και Λαϊκής Τραπέζης (ΤΑΠΙΛΤ - Κλάδος Πρόνοιας) χορηγεί εφάπαξ παροχές στο προσωπικό της Τραπέζης που προέρχεται από την πρώην Ιονική Τράπεζα.

Η Τράπεζα έχει εγγυηθεί την κάλυψη των ελλειμμάτων του Ταμείου αυτού μέχρι την αποχώρηση του τελευταίου εργαζομένου με βάση τους όρους που ίσχυαν την 6.5.2003.

Τα ποσά που αναγνωρίζονται στον Ισολογισμό έχουν ως εξής:

	31.12.2007	31.12.2006
Παρούσα αξία δεδουλευμένων υποχρεώσεων	74.737	63.458
Εύλογη αξία των περιουσιακών στοιχείων του Ταμείου	(64.006)	(61.202)
	10.731	2.256
Μη αναγνωρισθείσες αναλογιστικές ζημίες	(6.998)	(6.717)
Υποχρέωση(απαίτηση) στον ισολογισμό	3.733	(4.461)

Η απαίτηση της 31.12.2006 είχε συμψηφιστεί με τις λοιπές υποχρεώσεις καθορισμένων παροχών.

Τα ποσά που αναγνωρίζονται στα αποτελέσματα χρήσεως έχουν ως εξής:

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Τρέχον κόστος υπηρεσίας	255	449
Κόστος επιτοκίου	2.744	2.752
Αναμενόμενη απόδοση των περιουσιακών στοιχείων του Ταμείου	(2.508)	(2.766)
Αναλογιστικές ζημίες που αναγνωρίσθηκαν κατά τη διάρκεια της περιόδου	28	56
Κόστος υπηρεσίας παρελθόντων ετών	7.675	
Σύνολο (τα οποία περιλαμβάνεται στις αμοιβές και έξοδα προσωπικού)	8.194	491

Η μεταβολή στην παρούσα αξία των δεδουλευμένων υποχρεώσεων προέκυψε ως εξής:

	2007	2006
Υπόλοιπο ενάρξεως χρήσεως	63.458	59.743
Τρέχον κόστος υπηρεσίας	255	449
Κόστος επιτοκίου	2.744	2.752
Εισφορές εργαζομένων	3.061	2.442
Καταβληθείσες παροχές	(3.096)	(1.602)
Έξοδα	(85)	(326)
Κόστος υπηρεσίας παρελθόντων ετών	7.675	
Αναλογιστικές ζημίες	725	
Υπόλοιπο τέλους χρήσεως	74.737	63.458

Η μεταβολή στην εύλογη αξία των περιουσιακών στοιχείων του ταμείου προέκυψε ως εξής:

	2007	2006
Υπόλοιπο ενάρξεως χρήσεως	61.202	58.068
Αναμενόμενη απόδοση	2.508	2.766
Εισφορές εργαζομένων	3.061	2.442
Καταβληθείσες παροχές	(3.096)	(1.602)
Έξοδα	(85)	(326)
Αναλογιστικά κέρδη(ζημίες)	416	(146)
Υπόλοιπο τέλους χρήσεως	64.006	61.202

Η σύνθεση των περιουσιακών στοιχείων του Ταμείου έχει ως εξής:

Ακίνητα	983
Μετοχές	5.282
Αμοιβαία Κεφάλαια	208
Διαθέσιμα	56.843
Λοιποί άτοκοι λογαριασμοί	690
Σύνολο	64.006

Στα περιουσιακά στοιχεία του ταμείου συμπεριλαμβάνονται μετοχές Alpha Bank αξίας € 4 εκατ. και καταθέσεις στην Alpha Bank αξίας € 0,3 εκατ.

Η μεταβολή στην υποχρέωση προέκυψε ως εξής:

Υπόλοιπο την 1.1.2006	(4.952)
Δεδουλευμένο έξοδο	491
Καταβληθείσες εισφορές	-
Υπόλοιπο την 31.12.2006	(4.461)
Υπόλοιπο την 1.1.2007	(4.461)
Δεδουλευμένο έξοδο	8.194
Καταβληθείσες εισφορές	-
Υπόλοιπο την 31.12.2007	3.733

Οι βασικές αναλογιστικές υποθέσεις που χρησιμοποιήθηκαν ήταν οι εξής:

	31.12.2007	31.12.2006
Επιτόκιο προεξόφλησης	5,5%	5%
Αναμενόμενη απόδοση των περιουσιακών στοιχείων του Ταμείου	5%	5%
Μελλοντικές αυξήσεις μισθών	3,5%	3,5%

β. Εταιριών Ομίλου

i. Alpha Bank Cyprus Ltd

Το προσωπικό της Τραπέζης λαμβάνει εφάπαξ παροχή η οποία εξαρτάται από τα έτη υπηρεσίας και τον τελικό συντάξιμο μισθό.

Τα ποσά που αναγνωρίζονται στον ισολογισμό έχουν ως εξής:

	31.12.2007	31.12.2006
Παρούσα αξία δεδουλευμένων υποχρεώσεων	42.378	37.920
Μη αναγνωρισθείσες αναλογιστικές ζημίες	(9.058)	(6.639)
Υποχρέωση στον ισολογισμό	**33.320**	**31.281**

Τα ποσά που αναγνωρίζονται στα αποτελέσματα χρήσεως έχουν ως εξής:

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Τρέχον κόστος υπηρεσίας	3.452	3.192
Κόστος επιτοκίου	1.870	1.649
Καθαρές αναλογιστικές ζημίες που αναγνωρίσθηκαν στη χρήση	125	154
Κόστος υπηρεσίας παρελθόντων ετών	203	-
Σύνολο (το οποίο περιλαμβάνεται στις αμοιβές προσωπικού)	**5.650**	**4.995**

Οι μεταβολές στην παρούσα αξία των δεδουλευμένων παροχών προέκυψαν ως εξής:

	2007	2006
Υπόλοιπο ενάρξεως χρήσεως	**31.281**	**26.611**
Τρέχον κόστος υπηρεσίας	3.452	3.192
Κόστος επιτοκίου	1.870	1.649
Αναλογιστικές ζημίες που αναγνωρίσθηκαν στη χρήση	125	154
Κόστος υπηρεσίας παρελθόντων ετών	203	-
Συναλλαγματικές διαφορές	(389)	(237)
Καταβληθείσες παροχές	(3.222)	(88)
Υπόλοιπο τέλους χρήσεως	**33.320**	**31.281**

Οι βασικές αναλογιστικές υποθέσεις που χρησιμοποιήθηκαν ήταν οι εξής:

	31.12.2007	31.12.2006
Επιτόκιο προεξόφλησης	5,25%	5,0%
Μελλοντικές αυξήσεις μισθών	6,50%	6,1%

ii. Λοιπών εταιριών

Οι εργαζόμενοι, με σύμβαση αορίστου χρόνου, στις εντός Ελλάδος θυγατρικές του Ομίλου, λαμβάνουν ποσοστό της αποζημίωσης που προσδιορίζεται από το Ν. 2112/1920. Στη θυγατρική Alpha Bank Srbija A.D. οι εργαζόμενοι λαμβάνουν εφάπαξ παροχή κατά την αποχώρηση η οποία ισούται με τρεις μισθούς του σερβικού δημοσίου. Για τις υποχρεώσεις αυτές αναγνωρίσθηκαν συνολικά τα εξής:

	31.12.2007	31.12.2006
Υποχρέωση στον Ισολογισμό	**4.966**	**3.992**

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Αποτέλεσμα (το οποίο περιλαμβάνεται στις αμοιβές προσωπικού)	**(309)**	**511**

31. Λοιπές υποχρεώσεις

	31.12.2007	31.12.2006
Μερίσματα πληρωτέα	8.304	6.357
Κρατήσεις και εισφορές υπέρ τρίτων	241.970	212.705
Υποχρεώσεις προς Ε.Τ.Α.Τ.*	565.263	-
Αντασφαλιστικές δραστηριότητες	1.574	1.371
Χρηματιστηριακές εργασίες	37.970	24.421
Έσοδα επομένων χρήσεων	59.659	33.193
Έξοδα χρήσεως δεδουλευμένα	50.807	32.647
Υποχρεώσεις από πιστωτικές κάρτες	225.127	207.517
Λοιπά	132.880	158.792
Σύνολο	**1.323.554**	**675.003**

* Με το άρθρο 10 του Ν.3620/2007, και την υποχρεωτική υπαγωγή στο Ενιαίο Ταμείο ΑσφάλισηςΤραπεζοϋπαλλήλων (Ε.Τ.Α.Τ.) των ασφαλισμένων και συνταξιούχων του Τ.Α.Π. από 1.1.2008 (σημείωση 30), η οικονομική επιβάρυνση για την Τράπεζα ανήλθε στο ποσό των € 543 εκατ., το οποίο θα καταβληθεί εντόκως σε δέκα ισόποσες ετήσιες δόσεις. Στο λογαριασμό υποχρεώσεις προς Ε.Τ.Α.Τ. περιλαμβάνεται το ανωτέρω ποσό και οι τόκοι για το έτος 2007.

32. Προβλέψεις

	31.12.2007	31.12.2006
Ασφαλιστικές	41.561	38.885
Λοιπές	54.374	26.378
Σύνολο	**95.935**	**65.263**

Κατωτέρω παρατίθεται ανάλυση των ασφαλιστικών προβλέψεων

Γενικές ασφαλίσεις	**31.12.2007**	**31.12.2006**
Προβλέψεις μη δεδουλευμένων ασφαλίστρων	4.643	4.942
Προβλέψεις για εκκρεμείς αποζημιώσεις	5.780	5.882
Σύνολο	**10.423**	**10.824**
Ασφαλίσεις ζωής		
Μαθηματικές προβλέψεις	6.992	6.792
Προβλέψεις για εκκρεμείς αποζημιώσεις	1.325	1.128
Σύνολο	**8.317**	**7.920**
Προβλέψεις για ασφαλίσεις ζωής όπου οι ασφαλισμένοι φέρουν τον επενδυτικό κίνδυνο	**22.821**	**20.141**
Γενικό Σύνολο	**41.561**	**38.885**

Κατωτέρω παρατίθεται κίνηση των λοιπών προβλέψεων

Υπόλοιπο την 1.1.2006	**11.039**
Μεταβολές περιόδου 1.1. - 31.12.2006	
Συσσωρευμένες προβλέψεις διακοπτομένων δραστηριοτήτων	(48)
Προβλέψεις για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημείωση 9)	14.946
Μείωση προβλέψεων για ενδεχόμενες υποχρεώσεις	(288)
Χρησιμοποιηθείσες προβλέψεις	(142)
Συναλλαγματικές διαφορές	871
Υπόλοιπο την 31.12.2006	**26.378**
Μεταβολές περιόδου 1.1. - 31.12.2007	
Προβλέψεις για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημείωση 9)	30.983
Μείωση προβλέψεων για ενδεχόμενες υποχρεώσεις	(2.895)
Χρησιμοποιηθείσες προβλέψεις	(18)
Συναλλαγματικές διαφορές	(74)
Υπόλοιπο την 31.12.2007	**54.374**

Καθαρή Θέση

33. Μετοχικό κεφάλαιο

	Αριθμός μετοχών	Καταβεβλημένο Μετοχικό κεφάλαιο
Υπόλοιπο έναρξης (1 Ιανουαρίου 2006)	291.203.608	1.456.018
Δωρεάν διανομή 4 νέων μετοχών για κάθε 10 παλαιές με μείωση της ονομαστικής αξίας εκάστης μετοχής από €5 σε €3,90 και κεφαλαιοποίηση φορολογηθέντων αποθεματικών παρελθουσών χρήσεων	116.481.444	133.954
Ενάσκηση δικαιωμάτων προαιρέσεως	336.950	1.314
Υπόλοιπο 31 Δεκεμβρίου 2006	**408.022.002**	**1.591.286**
Ενάσκηση δικαιωμάτων προαιρέσεως	2.954.650	11.523
Υπόλοιπο 31 Δεκεμβρίου 2007	**410.976.652**	**1.602.809**

Ο συνολικός αριθμός των κοινών ονομαστικών μετοχών στις 31 Δεκεμβρίου 2007 ανέρχεται σε 410.976.652 (31.12.2006: 408.022.002) ονομαστικής αξίας € 3,90 ανά μετοχή.

Κάθε μετοχή δίνει δικαίωμα μίας ψήφου στις συνελεύσεις των μετόχων της Τραπέζης.

Λεπτομέρειες για τα παρεχόμενα, από την Τράπεζα στα στελέχη της, δικαιώματα προαιρέσεως επί μετοχών της αναφέρονται στη σημείωση 45.

34. Διαφορά από έκδοση μετοχών υπέρ το άρτιο

Υπόλοιπο έναρξης (1 Ιανουαρίου 2006)	125.685
Διαφορά ενασκηθέντων δικαιωμάτων προαιρέσεως	2.276
Υπόλοιπο 31 Δεκεμβρίου 2006	**127.961**
Διαφορά ενασκηθέντων δικαιωμάτων προαιρέσεως	56.072
Υπόλοιπο 31 Δεκεμβρίου 2007	**184.033**

Κατά τη χρήση 2007 ενασκήθηκαν συνολικά 2.954.650 δικαιώματα προαιρέσεως, εκ των οποίων 1.830.945 ενασκήθηκαν με τιμή διαθέσεως €20,61 και από τα οποία προέκυψε, λόγω διαφοράς μεταξύ της τιμής διαθέσεως και της ονομαστικής αξίας, πίστωση της διαφοράς από έκδοση μετοχών υπέρ το άρτιο κατά €30.595.
Η επιπλέον πίστωση κατά €25.477 προέκυψε, από μεταφορά του ειδικού αποθεματικού από αποτίμηση stock options, κατά την ενάσκηση των δικαιωμάτων προαιρέσεως εντός του έτους 2007.

35. Αποθεματικά

Τα υπόλοιπα των επιμέρους αποθεματικών έχουν ως εξής:

	31.12.2007	31.12.2006
Τακτικό αποθεματικό	412.520	394.499
Ειδικό αποθεματικό από αποτίμηση δικαιωμάτων προαιρέσεως		5.990
Αποθεματικό αποτίμησης διαθεσίμων προς πώληση χρεογράφων	(1.775)	(83.641)
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού	34.917	34.849
Σύνολο	**445.662**	**351.697**

Για τις εταιρίες με έδρα την Ελλάδα, το άρθρο 44 του Κ.Ν.2190/1920 ορίζει ότι, από τα καθαρά κέρδη κάθε χρήσεως αφαιρείται το 5% για το σχηματισμό τακτικού αποθεματικού μέχρι αυτό να φτάσει το ένα τρίτο του μετοχικού κεφαλαίου, εκτός αν ορίζεται κάτι διαφορετικό στο καταστατικό της εταιρίας.

Ειδικότερα για την Τράπεζα, όπως προβλέπει το άρθρο 24 του Καταστατικού της, από τα καθαρά κέρδη κάθε χρήσεως αφαιρείται ετησίως το 10%, τουλάχιστον, για το σχηματισμό τακτικού αποθεματικού. Ο σχηματισμός του τακτικού αποθεματικού παύει να είναι υποχρεωτικός, όταν το υπόλοιπό του φθάσει στο ήμισυ του μετοχικού κεφαλαίου.

Σύμφωνα με το άρθρο 44 του Κ.Ν.2190/1920 το αποθεματικό αυτό χρησιμοποιείται αποκλειστικά για την κάλυψη του τυχόν χρεωστικού υπολοίπου του λογαριασμού "Αποτελέσματα εις νέον".

Οι εταιρίες με έδρα στο εξωτερικό σχηματίζουν τακτικό αποθεματικό όπως και όταν προβλέπεται από τις τοπικές νομοθεσίες.

Λόγω ενασκήσεως από τους δικαιούχους, του συνόλου των χορηγηθέντων δικαιωμάτων προαιρέσεως, το συνολικό ποσό του σχηματισθέντος ειδικού αποθεματικού από αποτίμηση δικαιωμάτων προαιρέσεως, μεταφέρθηκε στο λογαριασμό «Διαφορά από έκδοση μετοχών υπέρ το άρτιο».

36. Αποτελέσματα εις νέον

α. Στο λογαριασμό αυτό περιλαμβάνονται και αποθεματικά, που έχει σχηματίσει η Τράπεζα από κέρδη εκ πωλήσεων μετοχών εισηγμένων στο Χρηματιστήριο Αθηνών ή σε αλλοδαπό χρηματιστήριο ή σε άλλο διεθνή αναγνωρισμένο χρηματιστηριακό θεσμό, καθώς και από αφορολόγητα έσοδα ή εισοδήματα φορολογούμενα με ειδικό τρόπο με εξάντληση της φορολογικής υποχρεώσεως, που δεν διανέμονται

Από τα αποθεματικά αυτά όσα είχαν σχηματιστεί μέχρι την 31.12.2005 έχουν φορολογηθεί.

Τα σχηματιζόμενα από τη χρήση 2007 και μετά υπόκεινται σε φορολογία με τον συντελεστή φορολογίας που ισχύει κάθε φορά για την Τράπεζα (Ν. 3634/2008).

Τα αποθεματικά που έχουν φορολογηθεί δύναται, οποτεδήποτε, να διανεμηθούν ή να κεφαλαιοποιηθούν, χωρίς καμία περαιτέρω φορολογική επιβάρυνση.

β. Σύμφωνα με το άρθρο 3 παρ.1 του Α.Ν.148/1967, οι ανώνυμες εταιρίες με έδρα την Ελλάδα υποχρεούνται, εκτός εάν η Γενική Συνέλευση των Μετόχων αποφασίσει διαφορετικά, να διανέμουν σε μετρητά, κάθε έτος, στους μετόχους ποσοστό τουλάχιστον 35% επί των καθαρών κερδών μετά την αφαίρεση του τακτικού αποθεματικού και ορισμένων κερδών από την εκποίηση μετοχών που περιγράφονται στην εν λόγω παράγραφο. Το καθαρό κέρδος που απομένει από την αποτίμηση χρηματοπιστωτικών μέσων στην εύλογη αξία τους μετά την αφαίρεση των ζημιών από την ίδια αιτία δεν λαμβάνεται υπόψη για τον υπολογισμό του υποχρεωτικού μερίσματος που προβλέπεται από την υφιστάμενη νομοθεσία.

Τα διανεμόμενα μερίσματα φορολογούνται στο όνομα της εταιρίας και έτσι δεν διενεργείται καμία κράτηση κατά την καταβολή τους στους μετόχους.

Η Τακτική Γενική Συνέλευση των μετόχων της Τραπέζης που πραγματοποιήθηκε στις 3 Απριλίου 2007, ενέκρινε την καταβολή μερίσματος για τη χρήση 2006 € 0,75 ανά μετοχή. Έτσι, στη χρήση 2007, το συνολικό μέρισμα ύψους € 304.421 έχει αφαιρεθεί από το λογαριασμό «Αποτελέσματα εις νέον».

Για τη χρήση που έληξε την 31 Δεκεμβρίου 2007 το Διοικητικό Συμβούλιο της Τραπέζης θα προτείνει στην Τακτική Γενική Συνέλευση των Μετόχων τη διανομή μερίσματος € 0,90 ανά μετοχή, έναντι € 0,75 της χρήσεως 2006.

37. Ίδιες μετοχές

Η Τράπεζα, δυνάμει των αποφάσεων των Τακτικών Γενικών Συνελεύσεων προηγουμένων χρήσεων για αγορά ιδίων μετοχών, με 31.12.2006 κατείχε 801.719 ίδιες μετοχές συνολικού κόστους € 14.465 που αντιστοιχούσαν σε ποσοστό 0,20% του μετοχικού κεφαλαίου.

Στη χρήση 2007, η Τράπεζα προέβη σε σταδιακές αγορές ιδίων μετοχών αποκτώντας συνολικά 13.674.907 ίδιες μετοχές συνολικού κόστους € 329.189 (ήτοι € 24,07 ανά μετοχή).

Την 1η Αυγούστου 2007 η Τράπεζα προέβη σε πώληση, μέσω ιδιωτικής τοποθετήσεως, 3.505.992 ιδίων μετοχών συνολικού κόστους € 77.689 (ήτοι € 22,16 ανά μετοχή), που αντιπροσώπευαν το 0,86% του μετοχικού της κεφαλαίου. Επίσης την 20η Δεκεμβρίου 2007, η Τράπεζα προέβη σε πώληση, μέσω ιδιωτικής τοποθετήσεως, 10.970.634 ιδίων μετοχών που αντιπροσώπευαν το 2,67% του μετοχικού της κεφαλαίου, συνολικού κόστους € 265.965 (ήτοι € 24,24 ανά μετοχή).

Το καθαρό εισπραχθέν ποσό από τις συνολικές πωλήσεις ιδιοκατεχόμενων μετοχών ανήλθε σε €340.655, οι δε ζημιές από την πώληση των ιδίων μετοχών ανήλθαν σε € 2.999 και καταχωρήθηκαν απευθείας στο λογαριασμό της Καθαρής Θέσεως «Αποτελέσματα εις νέον».
Την 31η Δεκεμβρίου 2007 η Τράπεζα δεν κατείχε ίδιες μετοχές. Το ποσό των ιδίων μετοχών που εμφανίζεται στον ισολογισμό κατέχεται από την Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε.

Ο αριθμός των ιδίων μετοχών και το κόστος κτήσεώς τους αναλύονται ως εξής:

	Τεμάχια	Κόστος κτήσεως
Τράπεζα		
Υπόλοιπο 1.1.2007	801.719	14.465
Αγορές 1.1-31.12.2007	13.674.907	329.189
Πωλήσεις 1.1-31.12.2007	(14.476.626)	(343.654)
Υπόλοιπο 31.12.2007	**-**	**-**
Εταιρίες Ομίλου		
Υπόλοιπο 1.1.2007	10.080	188
Κινήσεις περιόδου	-	-
Υπόλοιπο 31.12.2007	**10.080**	**188**
Σύνολο	**10.080**	**188**

38. Υβριδικά κεφάλαια

Ο Όμιλος μέσω της θυγατρικής του εταιρίας Alpha Group Jersey εξέδωσε υβριδικούς τίτλους ως εξής:

- Την 5.12.2002 ποσό € 200 εκατ. με ρήτρα αυξημένης αποδόσεως (καινοτόμοι τίτλοι), οι οποίοι πληρούν τις προϋποθέσεις αναγνωρίσεώς τους στα πρόσθετα βασικά ίδια κεφάλαια (Lower Tier I Capital).
  Οι τίτλοι είναι αορίστου διαρκείας, ο εκδότης έχει το δικαίωμα μη καταβολής μερίσματος αν δεν διανεμηθεί μέρισμα στους κατόχους κοινών μετοχών της Τραπέζης και υπάρχει δικαίωμα πρόωρης αποπληρωμής μετά την παρέλευση δέκα ετών.
  Το μη σωρευτικό μέρισμα υπολογίζεται με βάση το τρίμηνο επιτόκιο Euribor προσαυξημένο με περιθώριο 2,65%. Εάν δεν ασκηθεί το δικαίωμα πρόωρης αποπληρωμής του εκδότη το περιθώριο επαυξάνεται κατά 1,325 ποσοστιαίες μονάδες και διαμορφώνεται πλέον σε 3,975%. Οι τίτλοι είναι εισηγμένοι στο χρηματιστήριο του Λουξεμβούργου.

- Την 5.12.2003 ποσό € 100 εκατ. με ακριβώς τα ίδια χαρακτηριστικά με τους τίτλους της 5.12.2002.

- Την 18.2.2005 ποσό € 600 εκατ. χωρίς ρήτρα αυξημένης αποδόσεως (μη καινοτόμοι τίτλοι), οι οποίοι επίσης συμπεριλαμβάνονται στα πρόσθετα βασικά ίδια κεφάλαια (Lower Tier I Capital) καθώς πληρούν τους όρους που αναφέρθηκαν για τους ανωτέρω καινοτόμους τίτλους. Τα έξοδα της ανωτέρω εκδόσεως ανήλθαν σε € 12 εκατ.

Το μη σωρευτικό μέρισμα των τίτλων αυτών ισούται με ετήσιο 6% για τα πρώτα 5 έτη και στη συνέχεια προσδιορίζεται βάσει του τύπου 4 x (CMS10 - CMS2) με ανώτατο όριο το 10% και κατώτατο όριο το 3,25%, όπου CMS10 και CMS2 εκφράζουν το Euribor επιτόκιο των Interest rate swaps διάρκειας 10 και 2 ετών αντιστοίχως.

Υβριδικά κεφάλαια	**31.12.2007**	**31.12.2006**
Αόριστης διάρκειας με δικαίωμα ανακλήσεως το 2012	300.000	300.000
Αόριστης διάρκειας με δικαίωμα ανακλήσεως το 2015	588.000	588.000
Σύνολο	**888.000**	**888.000**
Τίτλοι κατεχόμενοι από εταιρίες του Ομίλου	(106)	(58.346)
Σύνολο	**887.894**	**829.654**

Πρόσθετες πληροφορίες

39. Ενδεχόμενες υποχρεώσεις και δεσμεύσεις

α) *Νομικά θέματα*

Υπάρχουν ορισμένες απαιτήσεις και δικαστικές αγωγές πελατών κατά της Τραπέζης, στα πλαίσια της συνήθους επιχειρηματικής δραστηριότητας. Δεν έχει σχηματισθεί καμία πρόβλεψη για τις περιπτώσεις αυτές διότι, σύμφωνα με γνωμάτευση της Διευθύνσεως Νομικών Υπηρεσιών, η οριστική διευθέτησή τους και οι πιθανές δικαστικές αποφάσεις δεν αναμένεται να έχουν σημαντική επίπτωση στην οικονομική θέση ή λειτουργία της Τραπέζης.

Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων, που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία των λοιπών εταιριών του Ομίλου.

β) *Φορολογικά θέματα*

Η Τράπεζα και οι εταιρίες Alpha Αστικά Ακίνητα Α.Ε., Messana Holdings S.A., Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε., ABC Factors A.E. και Καφέ Alpha A.E. έχουν ελεγχθεί φορολογικά έως και τη χρήση 2005. Η Alpha Bank Romania S.A. έχει ελεγχθεί φορολογικά έως και τη χρήση 2006. Στις εταιρίες Alpha Finance Α.Χ.Ε.Π.Ε.Υ. και Alpha Leasing AE βρίσκεται σε εξέλιξη φορολογικός έλεγχος για τις χρήσεις 2003-2006 και 2005-2006 αντίστοιχα. Οι υπόλοιπες εταιρίες του Ομίλου έχουν ελεγχθεί φορολογικά, σχεδόν στο σύνολό τους, έως και τη χρήση 2002.

Επειδή ο φορολογικός έλεγχος ενδέχεται να μην αναγνωρίσει την παραγωγικότητα ορισμένων δαπανών, είναι πιθανόν να επιβληθούν κάποιοι πρόσθετοι φόροι για τις χρήσεις που δεν έχουν ελεγχθεί από τις φορολογικές αρχές.

γ) *Λειτουργικές μισθώσεις*

Οι ελάχιστες μελλοντικές καταβολές μισθωμάτων του Ομίλου έχουν ως εξής:

	31.12.2007	31.12.2006
- εντός του έτους	30.894	32.792
- πέραν του έτους και μέχρι πέντε έτη	92.662	91.419
- πέραν των πέντε ετών	79.219	72.612
Σύνολο	202.775	196.823

Οι ελάχιστες μελλοντικές εισπράξεις μισθωμάτων έχουν ως εξής:

	31.12.2007	31.12.2006
- εντός του έτους	6.017	8.377
- πέραν του έτους και μέχρι πέντε έτη	22.806	32.720
- πέραν των πέντε ετών	9.177	16.077
Σύνολο	38.000	57.174

δ) *Εκτός Ισολογισμού υποχρεώσεις*

	31.12.2007	31.12.2006
Ενέγγυες πιστώσεις	48.014	260.170
Εγγυητικές επιστολές	4.835.271	4.580.796
Μη αντληθέντα πιστωτικά όρια	17.573.361	14.408.504
Σύνολο	22.456.646	19.249.470

ε) *Δεσμεύσεις στοιχείων ενεργητικού*

	31.12.2007	31.12.2006
Δάνεια πελατών	800.490	-
Αξιόγραφα επενδυτικού χαρτοφυλακίου	160.000	585.000
Σύνολο	960.490	585.000

Η Τράπεζα έχει ενεχυριάσει δάνεια πελατών της στην Τράπεζα της Ελλάδος, βάσει της Πράξης του Συμβουλίου Νομισματικής Πολιτικής αριθ. 54/27.2.2004, όπως ισχύει μετά από την τροποποίησή της με την Πράξη του ιδίου συμβουλίου αριθ. 61/6.12.2006. Με την πράξη αυτή η Τράπεζα της Ελλάδος αποδέχεται, από την 1.1.2007, ως ασφάλειες για τη διενέργεια πράξεων νομισματικής πολιτικής και παροχής ενδοημερήσιας πίστωσης, μη εμπορεύσιμα περιουσιακά στοιχεία τα οποία δεν αποτελούν αντικείμενο διαπραγμάτευσης σε οργανωμένες αγορές και ικανοποιούν τους όρους και προϋποθέσεις που θέτει η παραπάνω πράξη.

Από τα δεσμευμένα αξιόγραφα του επενδυτικού χαρτοφυλακίου € 80.000 έχουν ενεχυριασθεί για άντληση κεφαλαίων και € 5.000 αφορούν τίτλους που έχουν δοθεί ως ενέχυρο για περιθώριο ασφάλισης στην Εταιρία Εκκαθάρισης Συναλλαγών επί παραγώγων (ΕΤΕΣΕΠ ΑΕ). Τα υπόλοιπα έχουν ενεχυριασθεί από την Τράπεζα της Ελλάδος, με σκοπό τη διευκόλυνση των διατραπεζικών συναλλαγών μέσω του συστήματος TARGET (Διευρωπαϊκό Σύστημα Διακανονισμού εντολών πληρωμών σε συνεχή χρόνο).

40. Ενοποιούμενες εταιρίες του Ομίλου

α. ΘΥΓΑΤΡΙΚΕΣ

Επωνυμία εταιρίας	Έδρα	Ποσοστό συμμετοχής Ομίλου % 31.12.2007	31.12.2006
Τράπεζες			
1. Alpha Bank London Ltd	Ηνωμένο Βασίλειο	100,00	100,00
2. Alpha Bank Cyprus Ltd	Κύπρος	100,00	100,00
3. Alpha Bank Romania S.A.	Ρουμανία	99,91	99,91
4. Alpha Bank AD Skopje	FYROM	100,00	100,00
5. Alpha Bank Jersey Ltd	Jersey	100,00	100,00
6. Alpha Bank Srbija A.D.	Σερβία	99,99	99,99
Χρηματοδοτικές εταιρίες			
1. Alpha Leasing A.E.	Ελλάδα	100,00	99,67
2. Alpha Leasing Romania S.A.	Ρουμανία	99,99	99,93
3. ABC Factors A.E.	Ελλάδα	100,00	100,00
4. Alpha Asset Finance C.I. Ltd	Jersey	100,00	100,00
Investment Banking			
1. Alpha Finance A.X.E.Π.Ε.Υ.	Ελλάδα	100,00	100,00
2. Alpha Finance US Corporation	Η.Π.Α.	100,00	100,00
3. Alpha Finance Romania S.A.	Ρουμανία	99,98	99,98
4. Alpha A.E. Επενδυτικών Συμμετοχών	Ελλάδα	100,00	100,00
5. AEF European Capital Investments B.V.	Ολλανδία	100,00	100,00
Asset Management			
1. Alpha Asset Management A.E.Δ.Α.Κ.	Ελλάδα	100,00	100,00
2. Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ.	Ελλάδα	100,00	100,00
3. ABL Independent Financial Advisers Ltd	Ηνωμένο Βασίλειο	100,00	100,00
Ασφαλιστικές			
1. Alpha Ασφαλιστική Α.Ε.	Ελλάδα	-	99,57
2. Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε.	Ελλάδα	100,00	100,00
3. Alpha Ασφαλιστική Κύπρου Ltd	Κύπρος	100,00	100,00
4. Alpha Insurance Brokers S.R.L.	Ρουμανία	99,91	99,91
5. Alphalife A.A.E.Z.	Ελλάδα	100,00	-
Κτηματικές και ξενοδοχειακές			
1. Alpha Αστικά Ακίνητα Α.Ε.	Ελλάδα	84,10	67,30
2. Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.	Ελλάδα	94,81	93,25
3. Ωκεανός Α.Τ.Ο.Ε.Ε.	Ελλάδα	100,00	100,00
4. Alpha Real Estate D.O.O. Beograd	Σερβία	84,10	67,30
5. Alpha Astika Akinita D.O.O.E.L. Skopje	FYROM	84,10	67,30
6. Τουριστικά Θέρετρα Α.Ε.	Ελλάδα	94,81	93,25
7. Alpha Immovables Bulgaria E.O.O.D.	Βουλγαρία	84,10	-
Εταιρίες ειδικού σκοπού και συμμετοχών			
1. Alpha Credit Group Plc	Ηνωμένο Βασίλειο	100,00	100,00
2. Alpha Group Jersey Ltd	Jersey	100,00	100,00
3. Alpha Group Investment Ltd	Κύπρος	100,00	100,00
4. Ιονική Συμμετοχών Α.Ε.	Ελλάδα	100,00	100,00
5. Messana Holdings S.A.	Λουξεμβούργο	100,00	100,00
6. Ionian Equity Participations Ltd	Κύπρος	100,00	-

Διάφορες εταιρίες			
1. Alpha Bank London Nominees Ltd	Ηνωμένο Βασίλειο	100,00	100,00
2. Alpha Trustees Ltd	Κύπρος	100,00	100,00
3. Flagbright Ltd	Ηνωμένο Βασίλειο	100,00	100,00
4. Alpha Advisory Romania S.R.L.	Ρουμανία	99,98	99,98
5. Ευρυμάθεια Α.Ε.	Ελλάδα	100,00	100,00
6. Καφέ Alpha Α.Ε.	Ελλάδα	100,00	100,00
7. Ιονική Υποστηρικτικών Εργασιών Α.Ε.	Ελλάδα	100,00	
β. ΚΟΙΝΟΠΡΑΞΙΕΣ (JOINT VENTURES)			
1. Cardlink A.E.	Ελλάδα	50,00	50,00
2. APE Fixed Assets A.E.	Ελλάδα	60,10	60,10
3. APE Commercial Property A.E.	Ελλάδα	60,10	60,10
4. Anadolu Alpha Gayrimenkul Ticaret Anonim Sirketi	Τουρκία	50,00	-
5. APE Investment Property S.A.	Ελλάδα	67,42	-

Οι θυγατρικές εταιρίες ενοποιήθηκαν με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως, ενώ οι κοινοπραξίες με τη μέθοδο της αναλογικής ενοποιήσεως.

Ο Όμιλος αντισταθμίζει τον κίνδυνο καθαρής επενδύσεως των θυγατρικών του Alpha Bank London Ltd, Alpha Bank Cyprus Ltd και Alpha Bank Romania S.A., με πράξεις παραγώγων προϊόντων (FX SWAPS) και διατραπεζικού δανεισμού, στο λειτουργικό νόμισμα των θυγατρικών εταιριών.

Περαιτέρω ανάλυση σχετική με τις μεταβολές στον Όμιλο παρατίθεται στη σημείωση 46.

41. Πληροφόρηση κατά τομέα

α. Ανάλυση ανά επιχειρηματικό τομέα

(Ποσά σε εκατ. Ευρώ)

31.12.2007

	Λιανική Τραπεζική	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	Ν.Α. Ευρώπη	Λοιπά	Όμιλος	Διακοπτόμενη δραστ/τα	Όμιλος (Συνεχιζόμενη δραστ/τα)
Τόκοι	993,6	308,4	18,7	36,9	231,7	16,9	1.606,2	0,9	1.605,3
Προμήθειες	166,0	91,5	89,6	50,6	69,2	(2,0)	464,9	0,4	464,5
Λοιπά έσοδα	18,6	5,5	13,3	28,7	44,9	140,2	251,2	83,7	167,5
Σύνολο εσόδων	1.178,2	405,4	121,6	116,2	345,8	155,1	2.322,3	85,0	2.237,3
Σύνολο εξόδων	(554,0)	(110,3)	(63,8)	(38,1)	(201,3)	(62,0)	(1.029,5)	(4,2)	(1.025,3)
Απομειώσεις	(115,7)	(84,0)		1,0	(27,4)	(0,6)	(226,7)		(226,7)
Κέρδη προ φόρων	508,5	211,1	57,8	79,1	117,1	92,5	1.066,1	80,8	985,3
Ενεργητικό	19.877,5	17.455,1	2.284,6	7.423,5	7.104,0	539,6	54.684,3		54.684,3
Υποχρεώσεις	28.430,3	2.552,0	1.818,8	9.626,2	6.198,8	1.766,9	50.393,0		50.393,0
Κεφαλαιακές δαπάνες	72,7	41,9	2,0	2,0	55,2	9,2	183,0		183,0
Αποσβέσεις	35,9	8,6	2,3	1,2	19,8	10,7	78,5	0,2	78,3

31.12.2006

	Λιανική Τραπεζική	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	Ν.Α. Ευρώπη	Λοιπά	Όμιλος	Διακοπτόμενη δραστ/τα	Όμιλος (Συνεχιζόμενη δραστ/τα)
Τόκοι	897,1	278,7	22,6	49,9	172,0	2,8	1.423,1	5,5	1.417,6
Προμήθειες	147,1	84,5	85,2	40,1	53,3	(7,7)	402,5	2,4	400,1
Λοιπά έσοδα	11,7	3,1	35,0	23,0	23,1	59,4	155,3	30,9	124,4
Σύνολο εσόδων	1.055,9	366,3	142,8	113,0	248,4	54,5	1.980,9	38,8	1.942,1
Σύνολο εξόδων	(508,7)	(100,6)	(84,5)	(32,8)	(153,6)	(34,5)	(914,7)	(27,3)	(887,4)
Απομειώσεις	(166,1)	(63,1)	(1,2)		(24,8)		(255,2)	(1,2)	(254,0)
Κέρδη προ φόρων	381,1	202,6	57,1	80,2	70,0	20,0	811,0	10,3	800,7
Ενεργητικό	15.054,9	14.642,1	2.637,5	12.866,6	4.092,3	506,2	49.799,6	356,5	49.443,1
Υποχρεώσεις	24.410,8	2.248,3	1.532,7	13.092,6	3.634,4	1.267,2	46.186,0	352,4	45.833,6
Κεφαλαιακές δαπάνες	63,0	11,3	5,1	2,7	35,0	1,5	118,6		118,6
Αποσβέσεις	29,5	6,5	3,8	0,9	15,4	8,4	64,5	1,7	62,8

i. Λιανική Τραπεζική
Εντάσσονται όλοι οι Ιδιώτες (Πελάτες λιανικής τραπεζικής) του Ομίλου, οι ελεύθεροι επαγγελματίες και οι μικρές και πολύ μικρές επιχειρήσεις.
Διαχειρίζεται, μέσω του εκτεταμένου δικτύου Καταστημάτων, όλα τα Καταθετικά Προϊόντα (Αποταμιευτικά / Ταμιευτηρίου, Προϊόντα Ρευστότητας / Όψεως, Επενδυτικά Προϊόντα / Προθεσμίας, Repos, Swaps), Χρηματοδοτικά Προϊόντα (Στεγαστικής, Καταναλωτικής, Επιχειρηματικής Πίστης, Εγγυητικές Επιστολές), καθώς και τις χρεωστικές και πιστωτικές κάρτες των ανωτέρω πελατών.

ii. Corporate Banking
Εντάσσονται όλες οι συνεργαζόμενες Μεσαίες και Μεγάλες Επιχειρήσεις, οι επιχειρήσεις με πολυεθνική επιχειρηματική δραστηριότητα, οι επιχειρήσεις που συνεργάζονται με την Διεύθυνση Μεγάλων Πελατών (Corporate), καθώς και οι επιχειρήσεις που ασχολούνται με την Ναυτιλία.
Διαχειρίζεται τα προϊόντα ρευστότητας, επιχειρηματικής πίστης καθώς και τις εγγυητικές επιστολές των ανωτέρω επιχειρήσεων.
Στον Τομέα αυτό ανήκουν ακόμα τα προϊόντα χρηματοδοτικής μίσθωσης των οποίων η διάθεση γίνεται μέσω της θυγατρικής εταιρίας Alpha Leasing A.E., καθώς και οι υπηρεσίες προεξόφλησης επιχειρηματικών απαιτήσεων μέσω της θυγατρικής εταιρίας ABC Factors A.E.

iii. Asset Management / Insurance
Εντάσσεται μία μεγάλη γκάμα προϊόντων διαχείρισης χαρτοφυλακίου πελατών, μέσω των Κέντρων Private Bank του Ομίλου, και της θυγατρικής εταιρίας Alpha Asset Management A.E.Δ.Α.Κ.
Επίσης, περιλαμβάνονται οι προμήθειες από την πώληση ευρέως φάσματος ασφαλιστικών προϊόντων, τα οποία παρέχονται, προς ιδιώτες και επιχειρήσεις, μέσω της AXA Ασφαλιστικής, η οποία είναι το διάδοχο σχήμα της πρώην θυγατρικής εταιρίας Alpha Ασφαλιστική A.E.

iv. Investment Banking / Treasury
Περιλαμβάνει τις χρηματιστηριακές εργασίες, τις συμβουλευτικές και διαμεσολαβητικές υπηρεσίες που σχετίζονται με την κεφαλαιαγορά, καθώς και την επενδυτική τραπεζική που πραγματοποιούνται είτε από την Τράπεζα, είτε από εξειδικευμένες θυγατρικές εταιρίες που δραστηριοποιούνται στο ανωτέρω αντικείμενο (Alpha Finance, Alpha Επενδυτικών Συμμετοχών). Περιλαμβάνει επίσης τη δραστηριότητα του Dealing Room στη διατραπεζική αγορά (FX Swaps, Ομόλογα, Futures, IRS, Διατραπεζικές τοποθετήσεις – Δανεισμούς κλπ.). Σημειώνεται ότι για λόγους συγκρισιμότητας με το έτος 2007, ποσόν € 36,6 εκατ. που αφορά χρηματοοικονομικά έσοδα, μεταφέρθηκε το έτος 2006 στα αποτελέσματα του οικείου τομέα, από τον τομέα "λοιπά".

v. N.A. Ευρώπη
Εντάσσονται τα Καταστήματα της Τραπέζης και οι Θυγατρικές Εταιρίες του Ομίλου που δραστηριοποιούνται στο χώρο της N.A. Ευρώπης.

vi. Λοιπά
Στον Τομέα αυτό εντάσσονται οι θυγατρικές εταιρίες του Ομίλου που το αντικείμενό τους δεν είναι χρηματοοικονομικού χαρακτήρα, καθώς και έσοδα και έξοδα της τραπέζης, που δεν σχετίζονται με την λειτουργική της δραστηριότητα.

β. Ανάλυση ανά γεωγραφικό τομέα

(Ποσά σε εκατ. Ευρώ)

	31.12.2007				
	Ελλάδα	Λοιπές χώρες	Όμιλος	Διακοπτόμενη δραστ/τητα	Όμιλος (συνεχιζόμενη δραστ/τητα)
Τόκοι	1.359,8	246,4	1.606,2	0,9	1.605,3
Προμήθειες	393,5	71,4	464,9	0,4	464,5
Λοιπά έσοδα	203,4	47,8	251,2	83,7	167,5
Σύνολο εσόδων	1.956,7	365,6	2.322,3	85,0	2.237,3
Σύνολο εξόδων	(816,1)	(213,4)	(1.029,5)	(4,2)	(1.025,3)
Απομειώσεις	(199,3)	(27,4)	(226,7)	0,0	(226,7)
Κέρδη προ φόρων	941,3	124,8	1.066,1	80,8	985,3
Ενεργητικό	45.524,2	9.160,1	54.684,3		54.684,3

	31.12.2006				
	Ελλάδα	Λοιπές χώρες	Όμιλος	Διακοπτόμενη δραστ/τητα	Όμιλος (συνεχιζόμενη δραστ/τητα)
Τόκοι	1.221,1	202,0	1.423,1	5,5	1.417,6
Προμήθειες	345,7	56,8	402,5	2,4	400,1
Λοιπά έσοδα	131,5	23,8	155,3	30,9	124,4
Σύνολο εσόδων	1.698,3	282,6	1.980,9	38,8	1.942,1
Σύνολο εξόδων	(748,3)	(166,4)	(914,7)	(27,3)	(887,4)
Απομειώσεις	(230,4)	(24,8)	(255,2)	(1,2)	(254,0)
Κέρδη προ φόρων	719,6	91,4	811,0	10,3	800,7
Ενεργητικό	39.860,3	9.939,3	49.799,6	356,5	49.443,1

42. Διαχείριση κινδύνων

Ο Όμιλος έχει από καιρό θεσπίσει ένα συστηματικό και αυστηρό πλαίσιο διαχειρίσεως κινδύνων, όπου κεντρική θέση κατέχει η αξιόπιστη μέτρηση των χρηματοοικονομικών κινδύνων. Δεδομένης της συνέχειας και σταθερότητος των εργασιών του έχει θέσει ως ύψιστο στόχο την εφαρμογή και την συνεχή βελτιστοποίηση του πλαισίου αυτού, με σκοπό την ελαχιστοποίηση των ενδεχόμενων αρνητικών συνεπειών των χρηματοοικονομικών κινδύνων στα αποτελέσματά του.

Το Διοικητικό Συμβούλιο της Τραπέζης έχει τη συνολική ευθύνη για την ανάπτυξη και την επίβλεψη του πλαισίου διαχείρισης κινδύνων. Έχει ορισθεί Επιτροπή Διαχειρίσεως Κινδύνων, η οποία συνεδριάζει σε τριμηνιαία βάση και αναφέρεται στο Διοικητικό Συμβούλιο για τις δραστηριότητές της, και η οποία έχει την ευθύνη της εποπτείας και της ορθής εφαρμογής της πολιτικής διαχειρίσεως κινδύνων. Το πλαίσιο διαχειρίσεως κινδύνων και η αποτελεσματικότητά του επαναξετάζονται σε τακτά χρονικά διαστήματα ώστε να είναι εναρμονισμένα και με τις διεθνείς βέλτιστες πρακτικές.

Στον Όμιλο λειτουργούν Διευθύνσεις Διαχειρίσεως Κινδύνων, υπό τον Διευθυντή Εκτιμήσεως Κινδύνων Ομίλου, οι οποίες έχουν την ευθύνη για την άμεση υλοποίηση του πλαισίου διαχειρίσεως κινδύνων, σύμφωνα με τις κατευθύνσεις της Επιτροπής Διαχείρισης Κινδύνων.

42.1 Πιστωτικός κίνδυνος

Πιστωτικός κίνδυνος ορίζεται ως ο ενδεχόμενος κίνδυνος πραγματοποίησης χρηματοοικονομικής ζημίας για τον Όμιλο, που μπορεί να προκύψει από πιθανή αδυναμία των αντισυμβαλλομένων να εκπληρώσουν τις συμβατικές τους υποχρεώσεις. Ο πιστωτικός κίνδυνος αποτελεί την πιο σημαντική πηγή κινδύνου για τον Όμιλο και για τον λόγο αυτό πρωταρχικό μέλημα της Διοίκησης είναι η συστηματική παρακολούθηση και διαχείρισή του.

Με στόχο την αποτελεσματική διαχείριση του πιστωτικού κινδύνου έχει δημιουργηθεί στον Όμιλο Alpha Bank συγκεκριμένο πλαίσιο μεθοδολογιών και συστημάτων για την μέτρηση του πιστωτικού κινδύνου, τα οποία διαρκώς εξελίσσονται, έτσι ώστε να παρέχεται η όσο το δυνατόν πιο έγκαιρη και αποτελεσματική υποστήριξη των επιχειρηματικών μονάδων στη λήψη αποφάσεων και να προλαμβάνονται τυχόν αρνητικές συνέπειες στα αποτελέσματα του Ομίλου.

Κεντρικό άξονα στη μέτρηση του πιστωτικού κινδύνου αποτελούν τα συστήματα διαβαθμίσεως πιστωτικού κινδύνου των αντισυμβαλλομένων τα οποία χρησιμοποιούν τόσο ποσοτικά όσο και ποιοτικά κριτήρια αξιολογήσεως, σε συνδυασμό και με κριτήρια συναλλακτικής συμπεριφοράς, ώστε να εξάγονται στατιστικά διακριτές πιθανότητες αθετήσεως των πιστούχων. Τα υποδείγματα αυτά εξελίσσονται και εξειδικεύονται διαρκώς με απώτερο στόχο την ένταξη όλων των χαρτοφυλακίων πιστοδοτήσεων του Ομίλου στη μέθοδο εσωτερικών διαβαθμίσεων του νέου πλαισίου απαιτήσεων της κεφαλαιακής επάρκειας. Η κλίμακα διαβαθμίσεως που χρησιμοποιείται αποτελείται από εννέα βασικές βαθμίδες. Συμπληρωματικά και επικουρικά γίνεται χρήση και των διαβαθμίσεων που παρέχουν οι Διεθνείς Οίκοι Πιστοληπτικής Αξιολογήσεως.

Η διαβάθμιση πιστωτικού κινδύνου είναι καθοριστικό στοιχείο για την θέσπιση των πιστοδοτικών ορίων και των εξασφαλίσεων των πιστούχων και ανανεώνεται συστηματικά σε τακτά χρονικά διαστήματα, από έξι μήνες έως ένα χρόνο, αναλόγως με την επικινδυνότητα των πιστούχων ή και με την έλευση νέων πληροφοριών ή γεγονότων που ενδεχομένως επιδρούν σημαντικά στην πιθανότητα αθετήσεως αυτών.
Τα συστήματα διαβαθμίσεως υπόκεινται σε διαρκή ποιοτικό έλεγχο ώστε να διασφαλίζεται ανά πάσα στιγμή η προβλεπτική ικανότητά τους.

Επίσης διενεργούνται σε συστηματική βάση ασκήσεις προσομοιώσεως καταστάσεων κρίσεως όπου διερευνάται η ενδεχόμενη επίπτωση στα χρηματοοικονομικά αποτελέσματα του Ομίλου λόγω δυσμενών εξελίξεων τόσο στη συναλλακτική συμπεριφορά των πιστούχων, όσο και στο ευρύτερο οικονομικό περιβάλλον.

Επίσης παρακολουθείται σε τακτή βάση η συγκέντρωση των κινδύνων στους μεγαλύτερους πιστούχους του Ομίλου και ενημερώνεται η Διοίκηση και το Διοικητικό Συμβούλιο.

Ο Όμιλος εξετάζει συστηματικά αν υπάρχουν βάσιμες και αντικειμενικές ενδείξεις ότι μία απαίτηση έχει υποστεί απομείωση της αξίας της. Για τον υπολογισμό της απομείωσης των δανείων, οι εταιρίες του Ομίλου διενεργούν σε κάθε ημερομηνία συντάξεως οικονομικών καταστάσεων, έλεγχο απομείωσης (impairment test), σύμφωνα με τις γενικές αρχές και τη μεθοδολογία που περιγράφονται στο ΔΛΠ 39 και στις σχετικές με αυτό οδηγίες εφαρμογής.
Ειδικότερα, η όλη διαδικασία περιλαμβάνει τα ακόλουθα βήματα:
α. Καθορισμός των συμβάντων που αποτελούν το έναυσμα για τη διενέργεια ελέγχου απομείωσης (trigger events)
β. Καθιέρωση κριτηρίων για τον έλεγχο σε ατομική βάση ή σε επίπεδο χαρτοφυλακίου
γ. Καθορισμός των χαρτοφυλακίων με κοινά χαρακτηριστικά κινδύνου
δ. Μεθοδολογία προσέγγισης των μελλοντικών ταμειακών ροών σε απομειούμενα δάνεια
ε. Εκτοκισμός απομειωμένων δανείων
ζ. Ανακτήσεις / εισπράξεις ποσών σε απομειωθέντα δάνεια

Στη σημείωση 1.13 «Απομείωση Δανείων» περιγράφονται αναλυτικά οι λογιστικές αρχές που αφορούν την απομείωση δανείων.

ΧΡΗΜΑΤΟΟΙΚΟΝΟΜΙΚΑ ΣΤΟΙΧΕΙΑ ΠΟΥ ΥΠΟΚΕΙΝΤΑΙ ΣΕ ΠΙΣΤΩΤΙΚΟ ΚΙΝΔΥΝΟ

	31.12.2007			31.12.2006		
	Αξία ανοιγμάτων προ απομειώσεων	Ποσό απομειώσεως	Καθαρή αξία ανοιγμάτων σε πιστωτικό κίνδυνο	Αξία ανοιγμάτων προ απομειώσεων	Ποσό απομειώσεως	Καθαρή αξία ανοιγμάτων σε πιστωτικό κίνδυνο
α. Πιστωτικός κίνδυνος ανοιγμάτων συσχετιζόμενος με εντός ισολογισμού στοιχεία:						
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	3.516.393	6.697	3.509.696	4.644.395	7.683	4.636.712
Δάνεια και απαιτήσεις κατά πελατών:						
Δάνεια προς ιδιώτες:						
- Στεγαστικά	11.186.669	55.402	11.131.267	8.812.267	45.417	8.766.850
- Καταναλωτικά	3.606.631	142.221	3.464.410	2.445.129	156.201	2.288.928
- Κάρτες	1.092.863	54.123	1.038.740	942.025	29.426	912.599
- Λοιπές χορηγήσεις	146.762		146.762	217.035		217.035
Σύνολο	16.032.925	251.746	15.781.179	12.416.456	231.044	12.185.412
Δάνεια προς επιχειρήσεις:						
- Εταιρίες	24.771.065	521.921	24.249.144	18.992.719	679.905	18.312.814
- Leasing	1.338.340	24.977	1.313.363	1.086.745	24.223	1.062.522
- Factoring	532.640	3.215	529.425	495.692	3.624	492.068
Λοιπές απαιτήσεις	237.695	38.735	198.960	208.671	38.453	170.218
Σύνολο	26.879.740	588.848	26.290.892	20.783.827	746.205	20.037.622
Αξιόγραφα χαρτοφυλακίου συναλλαγών:						
- Χρεωστικοί τίτλοι (κρατικοί)	241.724		241.724	186.753		186.753
- Χρεωστικοί τίτλοι (λοιποί)	21.729		21.729	86.498		86.498
- Παράγωγα χρηματοοικονομικά μέσα	383.432		383.432	245.676		245.676
Σύνολο	646.885		646.885	518.927		518.927
Αξιόγραφα επενδυτικού χαρτοφυλακίου:						
- Διαθέσιμα προς πώληση (κρατικοί)	1.925.351		1.925.351	6.253.815		6.253.815
- Διαθέσιμα προς πώληση (λοιποί)	1.086.803		1.086.803	1.170.994		1.170.994
- Διαθέσιμα προς πώληση (Λοιποί τίτλοι μεταβλητής απόδοσης)	53.640		53.640	62.102		62.102
Σύνολο	3.065.794		3.065.794	7.486.911		7.486.911
Συνολική αξία εντός ισολογισμού στοιχείων που υπόκεινται σε πιστωτικό κίνδυνο (α)	**50.141.737**	**847.291**	**49.294.446**	**45.850.516**	**984.932**	**44.865.584**
Λοιπά εντός ισολογισμού στοιχεία που δεν υπόκεινται σε πιστωτικό κίνδυνο	5.280.413		5.280.413	4.835.645		4.835.645
Σύνολο Ενεργητικού	**55.422.150**	**847.291**	**54.574.859**	**50.686.161**	**984.932**	**49.701.229**
β. Πιστωτικός κίνδυνος ανοιγμάτων συσχετιζόμενος με εκτός ισολογισμού στοιχεία:						
Εγγυητικές επιστολές και ενέγγυες πιστώσεις	4.883.285	45.929	4.837.356	4.840.966	14.946	4.826.020
Μη αντληθέντα πιστωτικά όρια (1)	17.573.361		17.573.361	14.408.504		14.408.504
Συνολική αξία εκτός ισολογισμού στοιχείων που υπόκεινται σε πιστωτικό κίνδυνο (β)	**22.456.646**	**45.929**	**22.410.717**	**19.249.470**	**14.946**	**19.234.524**
Συνολική αξία ανοιγμάτων που υπόκεινται σε πιστωτικό κίνδυνο (α+β)	**72.598.383**	**893.220**	**71.705.163**	**65.099.986**	**999.878**	**64.100.108**

(1) Στα μη αντληθέντα πιστωτικά όρια περιλαμβάνεται την 31.12.2007 ποσό € 921 εκατ. (31.12.2006: € 448 εκατ.) που αφορά όρια που δεν μπορούν να ακυρωθούν (committed) σε περίπτωση που διαπιστωθεί πιθανή αδυναμία των αντισυμβαλλομένων να εκπληρώσουν τις συμβατικές τους υποχρεώσεις.

ΔΑΝΕΙΑ ΚΑΙ ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΕΛΑΤΩΝ - Ανάλυση καθυστερήσεων

31.12.2007	Ενήμερα και μη απομειωμένα	Σε καθυστέρηση και μη απομειωμένα	Απομειωμένα	Σύνολο
Δάνεια και απαιτήσεις κατά ιδιωτών				
- Στεγαστικά				
Ενήμερα	9.833.963			9.833.963
Καθυστερημένα 1 - 90 ημέρες		1.083.852		1.083.852
Καθυστερημένα >90 ημέρες			268.854	268.854
	9.833.963	**1.083.852**	**268.854**	**11.186.669**
- Κάρτες, καταναλωτικά και λοιπές χορηγήσεις				
Ενήμερα	4.209.177			4.209.177
Καθυστερημένα 1 - 90 ημέρες		431.590		431.590
Καθυστερημένα >90 ημέρες			205.489	205.489
	4.209.177	**431.590**	**205.489**	**4.846.256**
Δάνεια και απαιτήσεις κατά επιχειρήσεων				
Ενήμερα	22.826.730		240.585	23.067.315
Καθυστερημένα 1 - 90 ημέρες		2.605.516	84.853	2.690.369
Καθυστερημένα >90 ημέρες		263.823	858.233	1.122.056
	22.826.730	**2.869.339**	**1.183.671**	**26.879.740**
Σύνολο Χαρτοφυλακίου				
Ενήμερα	36.869.870		240.585	37.110.455
Καθυστερημένα 1 - 90 ημέρες		4.120.958	84.853	4.205.811
Καθυστερημένα >90 ημέρες		263.823	1.332.576	1.596.399
Σύνολο	**36.869.870**	**4.384.781**	**1.658.014**	**42.912.665**

31.12.2006	Ενήμερα και μη απομειωμένα	Σε καθυστέρηση και μη απομειωμένα	Απομειωμένα	Σύνολο
Δάνεια και απαιτήσεις κατά ιδιωτών				
- Στεγαστικά				
Ενήμερα	7.807.066			7.807.066
Καθυστερημένα 1 - 90 ημέρες		749.558		749.558
Καθυστερημένα >90 ημέρες			255.643	255.643
	7.807.066	**749.558**	**255.643**	**8.812.267**
- Κάρτες, καταναλωτικά και λοιπές χορηγήσεις				
Ενήμερα	3.110.265			3.110.265
Καθυστερημένα 1 - 90 ημέρες		301.603		301.603
Καθυστερημένα >90 ημέρες			192.321	192.321
	3.110.265	**301.603**	**192.321**	**3.604.189**
Δάνεια και απαιτήσεις κατά επιχειρήσεων				
Ενήμερα	16.887.278		270.747	17.158.025
Καθυστερημένα 1 - 90 ημέρες		2.259.550	128.801	2.388.351
Καθυστερημένα >90 ημέρες		269.022	968.429	1.237.451
	16.887.278	**2.528.572**	**1.367.977**	**20.783.827**
Σύνολο Χαρτοφυλακίου				
Ενήμερα	27.804.609		270.747	28.075.356
Καθυστερημένα 1 - 90 ημέρες		3.310.711	128.801	3.439.512
Καθυστερημένα >90 ημέρες		269.022	1.416.393	1.685.415
Σύνολο	**27.804.609**	**3.579.733**	**1.815.941**	**33.200.283**

ΔΑΝΕΙΑ ΚΑΙ ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΕΛΑΤΩΝ - Ενήμερα και μη απομειωμένα

	31.12.2007			
	Στεγαστικά	Κάρτες, καταναλωτικά και λοιπές χορηγήσεις	Επιχειρήσεις	Σύνολο
Χαμηλού κινδύνου	9.833.963	4.209.177	22.046.275	36.089.415
Υπό παρακολούθηση			780.455	780.455
Σύνολο	9.833.963	4.209.177	22.826.730	36.869.870

	31.12.2006			
	Στεγαστικά	Κάρτες, καταναλωτικά και λοιπές χορηγήσεις	Επιχειρήσεις	Σύνολο
Χαμηλού κινδύνου	7.807.066	3.110.265	16.209.429	27.126.760
Υπό παρακολούθηση			677.849	677.849
Σύνολο	7.807.066	3.110.265	16.887.278	27.804.609

Στην κατηγορία αυτή περιλαμβάνονται δάνεια στα οποία είχε παρουσιασθεί αδυναμία των πιστούχων να εκπληρώσουν τις συμβατικές τους υποχρεώσεις, έγινε ρύθμιση κατά τους τελευταίους 12 μήνες και εξυπηρετούνται πλέον κανονικά. Τα δάνεια αυτά ανέρχονται σε ποσό € 51,6 εκατ. κατά την 31.12.2007 (31.12.2006: € 88,6 εκατ.)

ΔΑΝΕΙΑ ΚΑΙ ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΕΛΑΤΩΝ - Σε καθυστέρηση και μη απομειωμένα

	31.12.2007			
	Στεγαστικά	Κάρτες, καταναλωτικά και λοιπές χορηγήσεις	Επιχειρήσεις	Σύνολο
Καθυστερημένα 1 - 90 ημέρες	1.083.852	431.590	2.605.516	4.120.958
Καθυστερημένα >90 ημέρες			263.823	263.823
Σύνολο	1.083.852	431.590	2.869.339	4.384.781
Εύλογη αξία εξασφαλίσεων	1.647.538	106.949	3.693.984	5.448.472

	31.12.2006			
	Στεγαστικά	Κάρτες, καταναλωτικά και λοιπές χορηγήσεις	Επιχειρήσεις	Σύνολο
Καθυστερημένα 1 - 90 ημέρες	749.558	301.603	2.259.550	3.310.711
Καθυστερημένα >90 ημέρες			269.022	269.022
Σύνολο	749.558	301.603	2.528.572	3.579.733
Εύλογη αξία εξασφαλίσεων	1.162.874	86.711	3.686.803	4.936.388

ΔΑΝΕΙΑ ΚΑΙ ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΕΛΑΤΩΝ - Απομειωμένα

	31.12.2007			
	Στεγαστικά	Κάρτες, καταναλωτικά και λοιπές χορηγήσεις	Επιχειρήσεις	Σύνολο
Αξία προ απομειώσεων	268.854	205.489	1.183.671	1.658.014
Συσσωρευμένες απομειώσεις	(55.402)	(196.344)	(588.848)	(840.594)
Τρέχουσα αξία	213.452	9.145	594.823	817.420
Εύλογη αξία εξασφαλίσεων	260.899	21.582	1.000.142	1.282.623

	31.12.2006			
	Στεγαστικά	Κάρτες, καταναλωτικά και λοιπές χορηγήσεις	Επιχειρήσεις	Σύνολο
Αξία προ απομειώσεων	255.643	192.321	1.367.977	1.815.941
Συσσωρευμένες απομειώσεις	(45.417)	(185.627)	(746.205)	(977.249)
Τρέχουσα αξία	210.226	6.694	621.772	838.692
Εύλογη αξία εξασφαλίσεων	221.322	12.161	1.150.725	1.384.207

ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΙΣΤΩΤΙΚΩΝ ΙΔΡΥΜΑΤΩΝ - ΠΑΡΑΓΩΓΑ ΚΑΙ ΧΡΕΩΣΤΙΚΟΙ ΤΙΤΛΟΙ

	31.12.2007				
	Απαιτήσεις κατά πιστωτικών ιδρυμάτων	Χρεωστικοί τίτλοι χαρτοφυλακίου συναλλαγών	Παράγωγα χρηματοοικονομικά μέσα	Διαθέσιμα προς πώληση	Σύνολο
AAA				81.305	81.305
AA- to AA+	289.905		265.630	10.000	565.535
A- to A+	1.664.704	244.813	54.622	2.062.609	4.026.748
Υποδεέστερα από A-	1.561.784	18.640	347	911.880	2.492.651
Μη διαβαθμισμένα			62.833		62.833
Σύνολο	3.516.393	263.453	383.432	3.065.794	7.229.072

	31.12.2006				
	Απαιτήσεις κατά πιστωτικών ιδρυμάτων	Χρεωστικοί τίτλοι χαρτοφυλακίου συναλλαγών	Παράγωγα χρηματοοικονομικά μέσα	Διαθέσιμα προς πώληση	Σύνολο
AAA		123.895		178.069	301.964
AA- to AA+	1.467.682	30.248	170.559	193.198	1.861.687
A- to A+	3.042.044	65.725	36.168	6.203.698	9.347.635
Υποδεέστερα από A-	134.669	53.383	13.492	911.946	1.113.490
Μη διαβαθμισμένα			25.457		25.457
Σύνολο	4.644.395	273.251	245.676	7.486.911	12.650.233

ΧΡΕΩΣΤΙΚΟΙ, ΚΡΑΤΙΚΟΙ ΚΑΙ ΛΟΙΠΟΙ ΑΠΟΔΕΚΤΟΙ ΤΙΤΛΟΙ - Ανάλυση καθυστερήσεων

	31.12.2007				
	Απαιτήσεις κατά πιστωτικών ιδρυμάτων	Χρεωστικοί τίτλοι χαρτοφυλακίου συναλλαγών	Παράγωγα χρηματοοικονομικά μέσα	Διαθέσιμα προς πώληση	Σύνολο
Ενήμερα και μη απομειωμένα	3.509.696	263.453	383.432	3.065.794	7.222.375
Σε καθυστέρηση και μη απομειωμένα					
Απομειωμένα	6.697				6.697
Σύνολο	3.516.393	263.453	383.432	3.065.794	7.229.072

	31.12.2006				
	Απαιτήσεις κατά πιστωτικών ιδρυμάτων	Χρεωστικοί τίτλοι χαρτοφυλακίου συναλλαγών	Παράγωγα χρηματοοικονομικά μέσα	Διαθέσιμα προς πώληση	Σύνολο
Ενήμερα και μη απομειωμένα	4.636.348	273.251	245.676	7.486.911	12.642.186
Σε καθυστέρηση και μη απομειωμένα					
Απομειωμένα	8.047				8.047
ΣΥΝΟΛΟ	4.644.395	273.251	245.676	7.486.911	12.650.233

Στους παρακάτω πίνακες αναλύονται τα χρηματοοικονομικά στοιχεία που υπόκεινται σε πιστωτικό κίνδυνο, ανά κλάδο οικονομικής δραστηριότητας του αντισυμβαλλόμενου.

ΧΡΗΜΑΤΟΟΙΚΟΝΟΜΙΚΑ ΣΤΟΙΧΕΙΑ ΠΟΥ ΥΠΟΚΕΙΝΤΑΙ ΣΕ ΠΙΣΤΩΤΙΚΟ ΚΙΝΔΥΝΟ - Ανάλυση κατά κλάδο

31.12.2007

	Πιστωτικά ιδρύματα και λοιπές χρηματοοικονομικές υπηρεσίες	Βιομηχανία και βιοτεχνίες	Κατασκευαστικές τεχνικές και εκμετάλλευση ακίνητης περιουσίας	Χονδρικό και λιανικό εμπόριο	Δημόσιος τομέας/ κρατικοί τίτλοι	Μεταφορικές	Ναυτιλία	Τουριστικές-Ξενοδοχειακές	Λοιποί κλάδοι	Ιδιώτες	Σύνολο
Πιστωτικός κίνδυνος ανοιγμάτων συσχετιζόμενος με εντός ισολογισμού στοιχεία:											
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	3.516.393										3.516.393
Δάνεια και απαιτήσεις κατά πελατών:											
Δάνεια προς ιδιώτες:											
- Στεγαστικά										11.186.669	11.186.669
- Κάρτες και καταναλωτικά										4.699.494	4.699.494
- Λοιπές χορηγήσεις										146.762	146.762
Σύνολο										16.032.925	16.032.925
Δάνεια προς επιχειρήσεις:											
- Εταιρίες	1.206.591	4.844.582	3.649.578	6.099.197	238.362	1.935.614	1.360.515	2.034.856	3.639.465		25.008.760
- Leasing	133.151	251.264	360.413	344.364	481			64.245	184.422		1.338.340
- Factoring	34.113	269.615	2.685	168.996				1.265	55.966		532.640
Σύνολο	1.373.855	5.365.461	4.012.676	6.612.557	238.843	1.935.614	1.360.515	2.100.366	3.879.853		26.879.740
Αξιόγραφα χαρτοφυλακίου συναλλαγών:											
- Χρεωστικοί τίτλοι					236.340				27.113		263.453
- Παράγωγα χρηματοοικονομικά μέσα	324.929								58.503		383.432
Σύνολο	324.929				236.340				85.616		646.885
Αξιόγραφα επενδυτικού χαρτοφυλακίου:											
- Διαθέσιμα προς πώληση	803.345	82.100		80.246	1.856.217				243.886		3.065.794
Συνολική αξία εντός ισολογισμού στοιχείων που υπόκεινται σε πιστωτικό κίνδυνο (α)	6.018.522	5.447.561	4.012.676	6.692.803	2.331.400	1.935.614	1.360.515	2.100.366	4.209.355	16.032.925	50.141.737
Λοιπά εντός ισολογισμού στοιχεία που δεν υπόκεινται σε πιστωτικό κίνδυνο									5.280.413		5.280.413
Σύνολο στοιχείων ενεργητικού	6.018.522	5.447.561	4.012.676	6.692.803	2.331.400	1.935.614	1.360.515	2.100.366	9.489.768	16.032.925	55.422.150
Πιστωτικός κίνδυνος ανοιγμάτων συσχετιζόμενος με εκτός ισολογισμού στοιχεία:											
Εγγυητικές επιστολές και ενέγγυες πιστώσεις	11.009	729.337	902.888	770.334	4.534	10.203	38.701	124.063	2.292.216		4.883.285
Μη αντληθέντα πιστωτικά όρια και λοιπές πιστωτικές υποχρεώσεις									17.573.361		17.573.361
Συνολική αξία εκτός ισολογισμού στοιχείων που υπόκεινται σε πιστωτικό κίνδυνο (β)	11.009	729.337	902.888	770.334	4.534	10.203	38.701	124.063	19.865.577		22.456.646
Συνολική αξία ανοιγμάτων που υπόκεινται σε πιστωτικό κίνδυνο (α+β)	6.029.531	6.176.898	4.915.564	7.463.137	2.335.934	1.945.817	1.399.216	2.224.429	24.074.932	16.032.925	72.598.383

ΧΡΗΜΑΤΟΟΙΚΟΝΟΜΙΚΑ ΣΤΟΙΧΕΙΑ ΠΟΥ ΥΠΟΚΕΙΝΤΑΙ ΣΕ ΠΙΣΤΩΤΙΚΟ ΚΙΝΔΥΝΟ - Ανάλυση κατά κλάδο

31.12.2006

	Πιστωτικά ιδρύματα και λοιπές χρηματοοικονομικές υπηρεσίες	Βιομηχανία και βιοτεχνίες	Κατασκευαστικές τεχνικές και εκμετάλλευση ακίνητης περιουσίας	Χονδρικό και λιανικό εμπόριο	Δημόσιος τομέας/ κρατικοί τίτλοι	Μεταφορικές	Ναυτιλία	Τουριστικές-Ξενοδοχειακές	Λοιποί κλάδοι	Ιδιώτες	Σύνολο
Πιστωτικός κίνδυνος ανοιγμάτων συσχετιζόμενος με εντός ισολογισμού στοιχεία:											
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	4.644.395										4.644.395
Δάνεια και απαιτήσεις κατά πελατών:											
Δάνεια προς ιδιώτες:											
- Στεγαστικά										8.812.267	8.812.267
- Κάρτες και καταναλωτικά										3.387.154	3.387.154
- Λοιπές χορηγήσεις										217.035	217.035
Σύνολο										12.416.456	12.416.456
Δάνεια προς επιχειρήσεις:											
- Εταιρίες	462.982	4.442.210	2.486.756	5.338.815	319.624	1.034.767	777.908	1.694.934	2.643.394		19.201.390
- Leasing	100.503	190.363	195.437	329.618	2.067			64.997	203.760		1.088.745
- Factoring	14.079	272.811	2.060	149.474				1.494	55.774		495.692
Σύνολο	577.564	4.905.384	2.684.253	5.817.907	321.691	1.034.767	777.908	1.761.425	2.902.928		20.783.827
Αξιόγραφα χαρτοφυλακίου συναλλαγών:											
- Χρεωστικοί τίτλοι					221.300				51.951		273.251
- Παράγωγα χρηματοοικονομικά μέσα	206.181								39.495		245.676
Σύνολο	206.181				221.300				91.446		518.927
Αξιόγραφα επενδυτικού χαρτοφυλακίου:											
- Διαθέσιμα προς πώληση	4.967.290				2.269.598				250.023		7.486.911
Συνολική αξία εντός ισολογισμού στοιχείων που υπόκεινται σε πιστωτικό κίνδυνο (α)	10.395.430	4.905.384	2.684.253	5.817.907	2.812.589	1.034.767	777.908	1.761.425	3.244.397	12.416.456	45.850.516
Λοιπά εντός ισολογισμού στοιχεία που δεν υπόκεινται σε πιστωτικό κίνδυνο									4.835.645		4.835.645
Σύνολο στοιχείων ενεργητικού	10.395.430	4.905.384	2.684.253	5.817.907	2.812.589	1.034.767	777.908	1.761.425	8.080.042	12.416.456	50.686.161
Πιστωτικός κίνδυνος ανοιγμάτων συσχετιζόμενος με εκτός ισολογισμού στοιχεία:											
Εγγυητικές επιστολές και ενέγγυες πιστώσεις	242.120	505.532	1.201.621	652.767	4.281	3.563	7.590	88.289	2.135.203		4.840.966
Μη αναληφθέντα πιστωτικά όρια και λοιπές πιστωτικές υποχρεώσεις									14.408.504		14.408.504
Συνολική αξία εκτός ισολογισμού στοιχείων που υπόκεινται σε πιστωτικό κίνδυνο (β)	242.120	505.532	1.201.621	652.767	4.281	3.563	7.590	88.289	16.543.707		19.249.470
Συνολική αξία ανοιγμάτων που υπόκεινται σε πιστωτικό κίνδυνο (α+β)	10.637.550	5.410.916	3.885.874	6.470.674	2.816.870	1.038.330	785.498	1.849.714	19.788.104	12.416.456	65.099.986

42.2. Κίνδυνος αγοράς

Κίνδυνος αγοράς είναι ο κίνδυνος ζημίας που προκύπτει από δυσμενείς εξελίξεις στην τιμή ή στη μεταβλητότητα που παρατηρούνται στις αγορές επιτοκίων, συναλλάγματος, μετοχών και εμπορευμάτων. Ζημίες είναι δυνατόν να προκύψουν και από το χαρτοφυλάκιο συναλλαγών και κατά τη διαχείριση των στοιχείων Ενεργητικού – Υποχρεώσεων.

Ι. Χαρτοφυλακίου συναλλαγών

Ο κίνδυνος αγοράς του χαρτοφυλακίου συναλλαγών μετράται, με τον υπολογισμό της Αξίας σε Κίνδυνο (Value at Risk – VaR). Η μεθοδολογία υπολογισμού της Αξίας σε Κίνδυνο που χρησιμοποιείται είναι η μέθοδος της ιστορικής προσομοιώσεως. Η Τράπεζα χρησιμοποιεί περίοδο διακρατήσεως μίας και δέκα ημερών, ανάλογα με τον χρόνο που απαιτείται για τη ρευστοποίηση του χαρτοφυλακίου.

Αξία σε Κίνδυνο 1 ημέρας, διάστημα εμπιστοσύνης 99% (ιστορικά στοιχεία 2 ετών)

	2007					2006
	Συναλλαγματικός κίνδυνος	Επιτοκιακός κίνδυνος	Κίνδυνος τιμής	Επίδραση αλληλο-συσχέτισης	Σύνολο	Σύνολο
31 Δεκεμβρίου	129.899	400.253	58.054	(267.415)	320.791	1.287.000
Μέση ημερησία Αξία (ετησίως)	363.901	818.897	564.707	(728.010)	1.019.495	2.087.632
Μέγιστη ημερησία Αξία (ετησίως)	1.039.112	2.345.212	1.266.372	(1.623.054)	3.027.642	4.640.487
Ελάχιστη ημερησία Αξία (ετησίως)	71.192	259.452	52.685	(160.290)	223.039	546.742

Τα παραπάνω στοιχεία αφορούν την Τράπεζα. Οι θυγατρικές και τα καταστήματα του Ομίλου έχουν περιορισμένες trading θέσεις και αυτές είναι εξαιρετικά μικρές σε σχέση με αυτές της Τραπέζης. Ως εκ τούτου, η επίπτωση του κινδύνου αγοράς ο οποίος προέρχεται από τις θέσεις αυτές στα συνολικά αποτελέσματα, δεν είναι σημαντική.

Για τη μέτρηση του κινδύνου αγοράς του Χαρτοφυλακίου Συναλλαγών συμπληρωματικά με τον υπολογισμό της Αξίας σε Κίνδυνο, ελέγχεται η συμπεριφορά του σε υποθετικές μεταβολές των παραμέτρων αγοράς (σενάρια), καθώς και σε ακραίες μεταβολές τους που παρατηρήθηκαν στο
παρελθόν (stress - testing).

Στα πλαίσια της πολιτικής διαχειρίσεως χρηματοοικονομικών κινδύνων από την Επιτροπή Διαχειρίσεως στοιχείων Ενεργητικού – Υποχρεώσεων (ALCO), έχουν θεσπιστεί όρια εκθέσεως και μεγίστης ζημίας (stop loss) στα διάφορα προϊόντα που απαρτίζουν το Χαρτοφυλάκιο Συναλλαγών.

Συγκεκριμένα έχουν θεσπιστεί όρια που αφορούν τους παρακάτω κινδύνους:

- Συναλλαγματικός κίνδυνος για θέσεις spot & forward
- Επιτοκιακός κίνδυνος για θέσεις ομολόγων, Interest Rate Swaps, Interest Futures, Interest Options
- Κίνδυνος τιμών για θέσεις μετοχών, Index Futures και options
- Πιστωτικός κίνδυνος για διατραπεζικές πράξεις, εταιρικά ομόλογα και κρατικά ομόλογα αναπτυσσομένων χωρών.

Οι θέσεις σε αυτά τα προϊόντα παρακολουθούνται κατά τη διάρκεια της ημέρας και ελέγχονται για το ποσοστό καλύψεως και τυχόν υπερβάσεις των εκάστοτε ορίων.

ΙΙ. Λοιπών χρηματοοικονομικών στοιχείων Ενεργητικού και Υποχρεώσεων

Κίνδυνος αγοράς είναι δυνατόν να προκύψει, εκτός του χαρτοφυλακίου συναλλαγών, και από τηδιάρθρωση των στοιχείων Ενεργητικού-Υποχρεώσεων του χαρτοφυλακίου χορηγήσεων και καταθέσεων του Ομίλου. Η μεθοδολογία υπολογισμού του επιτοκιακού και συναλλαγματικού κινδύνου είναι ίδια για την Τράπεζα αλλά και για τις εταιρίες του Ομίλου.

α. Συναλλαγματικός κίνδυνος

Οι εταιρίες του Ομίλου αναλαμβάνουν κίνδυνο από τη διακύμανση των συναλλαγματικών ισοτιμιών.

Η Γενική Διεύθυνση καθορίζει όρια για την ανοικτή συναλλαγματική θέση -overnight- καθώς και για την ημερήσια ανοικτή συναλλαγματική θέση -daylight- τόσο για τη συνολική θέση όσο και ανά νόμισμα.

Η συνολική θέση προκύπτει από την άθροιση της τρέχουσας θέσης από τα στοιχεία του ισολογισμού και της προθεσμιακής θέσης από τα παράγωγα προϊόντα, όπως παρατίθεται στους πίνακες που ακολουθούν.

	31.12.2007						
	USD	GBP	CHF	JPY	ΛΟΙΠΑ ΞΝ	ΕΥΡΩ	ΣΥΝΟΛΟ
ΕΝΕΡΓΗΤΙΚΟ							
Ταμείο και Διαθέσιμα σε Κεντρικές Τράπεζες	29.168	2.317	735	38	520.922	2.710.432	3.263.612
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	563.054	102.925	201.888	(7.842)	218.555	2.431.116	3.509.696
Αξιόγραφα χαρτοφυλακίου συναλλαγών	(3)				19.018	247.032	266.047
Παράγωγα χρηματοοικονομικά μέσα						383.432	383.432
Δάνεια και απαιτήσεις κατά πελατών	2.143.130	733.485	1.286.883	36.745	2.483.723	35.388.105	42.072.071
Αξιόγραφα επενδυτικού χαρτοφυλακίου -Διαθέσιμα προς πώληση	517.212	7.647			157.830	2.474.212	3.156.901
Επενδύσεις σε συγγενείς εταιρίες	2	(14)			(2)	5.334	5.320
Επενδύσεις σε ακίνητα					8.416	65.144	73.560
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	25	3.386			145.702	1.024.162	1.173.275
Υπεραξία και λοιπά άυλα πάγια		573			73.302	60.622	134.497
Αναβαλλόμενες φορολογικές απαιτήσεις		49			3.904	166.304	170.257
Λοιπά στοιχεία Ενεργητικού	5.918	1.679	250	1	47.299	330.529	385.676
Στοιχεία Ενεργητικού προς πώληση					514	89.431	89.945
Σύνολο Ενεργητικού	3.258.506	852.047	1.489.756	28.942	3.679.183	45.375.855	54.684.289
ΥΠΟΧΡΕΩΣΕΙΣ							
Υποχρεώσεις προς πιστωτικά ιδρύματα και πελάτες	4.326.281	533.970	(5.880)	828.208	2.861.422	30.558.893	39.102.894
Παράγωγα χρηματοοικονομικά μέσα						384.139	384.139
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	56.845		115.780	183.633	378.959	8.454.080	9.189.297
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους		1.766			6.428	150.603	158.797
Αναβαλλόμενες φορολογικές υποχρεώσεις					6.875	87.932	94.807
Υποχρεώσεις καθορισμένων παροχών προς εργαζόμενους					33.961	8.058	42.019
Λοιπές υποχρεώσεις	7.184	4.105	397	434	10.432	1.301.002	1.323.554
Προβλέψεις					48.085	47.850	95.935
Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση						1.583	1.583
Σύνολο Υποχρεώσεων	4.390.310	539.841	110.297	1.012.275	3.346.162	40.994.140	50.393.025
Συναλλαγματική Θέση Στοιχείων Ισολογισμού	(1.131.804)	312.206	1.379.459	(983.333)	333.021	4.381.715	4.291.264
Προθεσμιακή Συναλλαγματική Θέση Παραγώγων	1.150.203	(294.136)	(1.383.736)	978.495	49.646	(320.192)	180.280
Συνολική Συναλλαγματική Θέση	18.399	18.070	(4.277)	(4.838)	382.667	4.061.523	4.471.544
Μη αντληθέντα πιστωτικά όρια	158.990	84.645			512.007	16.817.719	17.573.361

	31.12.2006						
	USD	GBP	CHF	JPY	ΛΟΙΠΑ ΞΝ	ΕΥΡΩ	ΣΥΝΟΛΟ
Σύνολο Ενεργητικού	2.986.286	558.204	620.620	42.449	2.531.602	43.060.499	49.799.660
Σύνολο Υποχρεώσεων	2.884.686	500.415	30.300	624.428	2.347.802	39.798.362	46.185.993
Συναλλαγματική Θέση Στοιχείων Ισολογισμού	101.600	57.789	590.320	(581.979)	183.800	3.262.137	3.613.667
Προθεσμιακή Συναλλαγματική Θέση Παραγώγων	(114.125)	(25.708)	(593.254)	577.724	230.442	(89.772)	(14.693)
Συνολική Συναλλαγματική Θέση	(12.525)	32.081	(2.934)	(4.255)	414.242	3.172.365	3.598.974
Μη αντληθέντα πιστωτικά όρια	32.219	57.834			280.348	14.038.103	14.408.504

Η ανοικτή συναλλαγματική θέση της 31.12.2007 παρουσιάζει την ακόλουθη ευαισθησία:

Νόμισμα	Σενάριο μεταβολής ισοτιμιών έναντι Ευρώ (%)	Επίπτωση επί των καθαρών εσόδων προ φόρων	Επίπτωση επί της Καθαρής Θέσεως
USD	Ανατίμηση USD 5%	968	
USD	Υποτίμηση USD 5%	(876)	
GBP	Ανατίμηση GBP 5%	951	
GBP	Υποτίμηση GBP 5%	(861)	
RSD	Ανατίμηση RSD 5%		9.632
RSD	Υποτίμηση RSD 5%		(8.714)

Η υψηλή ανοικτή συναλλαγματική θέση στα Λοιπά Νομίσματα οφείλεται στις συμμετοχές μας στην Κύπρο και στη Σερβία. Η θέση CYP/EUR λόγω της εισόδου της Κύπρου στη ζώνη του EUR, παύει να υφίσταται από 1.1.2008. Η ευαισθησία της ανοιχτής συναλλαγματικής θέσης RSD, παρουσιάζεται στον παραπάνω πίνακα.

β. Επιτοκιακός κίνδυνος

Στα πλαίσια της ανάλυσης των στοιχείων Ενεργητικού - Υποχρεώσεων διενεργείται Ανάλυση λήκτοτήτων (Gap Analysis) του επενδυτικού χαρτοφυλακίου ανά νόμισμα. Τα στοιχεία Ενεργητικού - Υποχρεώσεων ταξινομούνται σε χρονικές περιόδους (gaps) ανάλογα με το πότε επαναπροσδιορίζεται το επιτόκιό τους, για τα στοιχεία κυμαινομένου επιτοκίου, ή με το πότε λήγουν, για τα στοιχεία σταθερού επιτοκίου.

Στον παρακάτω πίνακα παρουσιάζεται η ανάλυση ληκτότητας των στοιχείων Ενεργητικού - Υποχρεώσεων.

	31.12.2007							
	< 1 μηνός	1 έως 3 μήνες	3 έως 6 μήνες	6 έως 12 μήνες	1 έως 5 έτη	> 5 ετών	Μη επηρεαζό-μενα στοιχεία	ΣΥΝΟΛΑ
ΕΝΕΡΓΗΤΙΚΟ								
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	2.712.838						550.776	3.263.612
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	2.621.128	179.809	42.390	132.781	522.910	6.727	3.951	3.509.696
Αξιόγραφα χαρτοφυλακίου συναλλαγών	11.577	1.100	24.210	274	37.068	191.818		266.047
Παράγωγα χρηματοοικονομικά μέσα	383.432							383.432
Δάνεια και απαιτήσεις κατά πελατών	22.707.257	7.819.711	3.823.368	1.014.238	6.487.910	219.587		42.072.071
Αξιόγραφα επενδυτικού χαρτοφυλακίου								
- Διαθέσιμα προς πώληση	157.570	583.990	1.861.064	128.553	56.316	271.342	98.066	3.156.901
Επενδύσεις σε συγγενείς εταιρίες							5.320	5.320
Επενδύσεις σε ακίνητα							73.560	73.560
Ιδιοχρησιμοποιούμενα ενσώματα πάγια							1.173.275	1.173.275
Υπεραξία και λοιπά άυλα πάγια							134.497	134.497
Αναβαλλόμενες φορολογικές απαιτήσεις							170.257	170.257
Λοιπά στοιχεία ενεργητικού							385.676	385.676
Στοιχεία Ενεργητικού προς πώληση							89.945	89.945
Σύνολο Ενεργητικού	28.593.800	8.584.610	5.751.032	1.275.846	7.104.204	689.474	2.685.323	54.684.289
ΥΠΟΧΡΕΩΣΕΙΣ								
Υποχρεώσεις προς πιστωτικά ιδρύματα	2.935.144	1.309.583	156.254	34.154	722	1.198	681	4.437.736
Παράγωγα χρηματοοικονομικά μέσα	384.139							384.139
Υποχρεώσεις προς πελάτες	28.710.388	2.747.807	1.138.970	734.091	1.267.459	7.577	58.866	34.665.158
Ομολογίες εκδόσεώς μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις	2.004.290	6.548.581	612.409	20.659	3.358			9.189.297
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους							158.797	158.797
Αναβαλλόμενες φορολογικές υποχρεώσεις							94.807	94.807
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους							42.019	42.019
Λοιπές υποχρεώσεις							1.323.554	1.323.554
Προβλέψεις							95.935	95.935
Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση							1.583	1.583
Σύνολο Υποχρεώσεων	34.033.961	10.605.971	1.907.633	788.904	1.271.539	8.775	1.776.242	50.393.025
ΚΑΘΑΡΗ ΘΕΣΗ								
Μετοχικό Κεφάλαιο							1.602.809	1.602.809
Διαφορά από έκδοση μετοχών υπέρ το άρτιο							184.033	184.033
Αποθεματικά							445.662	445.662
Αποτελέσματα εις νέον							1.138.195	1.138.195
Ίδιες μετοχές							(188)	(188)
Δικαιώματα τρίτων							32.859	32.859
Υβριδικά Κεφάλαια		887.894						887.894
Σύνολο Καθαρής Θέσεως		887.894					3.403.370	4.291.264
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως	34.033.961	11.493.865	1.907.633	788.904	1.271.539	8.775	5.179.612	54.684.289
ΑΝΟΙΓΜΑ	(5.440.161)	(2.909.255)	3.843.399	486.942	5.832.665	680.699	(2.494.289)	
ΣΩΡΕΥΤΙΚΟ ΑΝΟΙΓΜΑ	(5.440.161)	(8.349.416)	(4.506.017)	(4.019.075)	1.813.590	2.494.289		

	31.12.2006							
	< 1 μηνός	1 έως 3 μήνες	3 έως 6 μήνες	6 έως 12 μήνες	1 έως 5 έτη	> 5 ετών	Μη επηρεαζόμενα στοιχεία	ΣΥΝΟΛΑ
ΕΝΕΡΓΗΤΙΚΟ								
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	2.185.352				386		489.964	2.675.702
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	3.592.485	149.947	218.710	262.225	403.406	6.883	3.056	4.636.712
Αξιόγραφα χαρτοφυλακίου συναλλαγών	109.049	27.232	21.616	26.834	73.041	42.061	6.158	305.991
Παράγωγα χρηματοοικονομικά μέσα	245.676							245.676
Δάνεια και απαιτήσεις κατά πελατών	20.471.077	4.031.162	2.798.777	1.013.802	3.155.190	668.161	84.865	32.223.034
Αξιόγραφα επενδυτικού χαρτοφυλακίου								
- Διαθέσιμα προς πώληση	62.212	82.644	797.561	392.442	5.602.800	509.804	105.139	7.552.602
Επενδύσεις σε συγγενείς εταιρίες	1						4.090	4.091
Επενδύσεις σε ακίνητα							31.518	31.518
Ιδιοχρησιμοποιούμενα ενσώματα πάγια							935.996	935.996
Υπεραξία και λοιπά άυλα πάγια							117.138	117.138
Αναβαλλόμενες φορολογικές απαιτήσεις							276.973	276.973
Λοιπά στοιχεία Ενεργητικού							309.840	309.840
Στοιχεία Ενεργητικού προς πώληση							484.387	484.387
Σύνολο Ενεργητικού	26.665.852	4.290.985	3.836.664	1.695.303	9.234.823	1.226.909	2.849.124	49.799.660
ΥΠΟΧΡΕΩΣΕΙΣ								
Υποχρεώσεις προς πιστωτικά ιδρύματα	5.955.296	451.508	99.265	93.119	85.047	7	2.284	6.686.526
Παράγωγα χρηματοοικονομικά μέσα	224.576							224.576
Υποχρεώσεις προς πελάτες	27.900.137	1.109.864	636.743	523.488	32.634	4.656	807.172	31.014.694
Ομολογίες εκδόσεώς μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις	322.045	5.877.446	131.897	17.079				6.348.467
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους							129.077	129.077
Αναβαλλόμενες φορολογικές υποχρεώσεις							140.208	140.208
Υποχρεώσεις καθορισμένων παροχών προς εργαζόμενους							548.584	548.584
Λοιπές υποχρεώσεις							675.003	675.003
Προβλέψεις							65.263	65.263
Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση		700	4.108	1.352			347.435	353.595
Σύνολο Υποχρεώσεων	34.402.054	7.439.518	872.013	635.038	117.681	4.663	2.715.026	46.185.993
ΚΑΘΑΡΗ ΘΕΣΗ								
Μετοχικό Κεφάλαιο							1.591.286	1.591.286
Διαφορά από έκδοση μετοχών υπέρ το άρτιο							127.961	127.961
Αποθεματικά							351.697	351.697
Αποτελέσματα εις νέον							686.018	686.018
Ίδιες μετοχές							(14.653)	(14.653)
Ποσά που αναγνωρίσθηκαν απευθείας στην Καθαρή Θέση και συνδέονται με στοιχεία Ενεργητικού προς πώληση							(2.576)	(2.576)
Δικαιώματα τρίτων							44.280	44.280
Υβριδικά κεφάλαια		829.654						829.654
Σύνολο Καθαρής Θέσεως		829.654					2.784.013	3.613.667
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως	34.402.054	8.269.172	872.013	635.038	117.681	4.663	5.499.039	49.799.660
ΑΝΟΙΓΜΑ	(7.736.202)	(3.978.187)	2.964.651	1.060.265	9.117.142	1.222.246	(2.649.915)	
ΣΩΡΕΥΤΙΚΟ ΑΝΟΙΓΜΑ	(7.736.202)	(11.714.389)	(8.749.738)	(7.689.473)	1.427.669	2.649.915		

Από την Ανάλυση ληκτοτήτων και με την εφαρμογή εναλλακτικών σεναρίων μεταβολών των επιτοκίων της αγοράς ή και των βασικών επιτοκίων της Τραπέζης και των εταιριών του Ομίλου, υπολογίζεται άμεσα η αντίστοιχη μεταβολή στο καθαρό έσοδο τόκων καθώς και στην καθαρή θέση για τα διαθέσιμα προς πώληση στοιχεία (available for sale).

Νόμισμα	Σενάριο Μεταβολής Επιτοκίων (παράλληλη μετατόπιση καμπύλης αποδόσεων)	Ευαισθησία καθαρού εσόδου τόκων (για χρονική περίοδο ενός έτους)	Ευαισθησία της Καθαρής Θέσεως
EUR	+ 50 μ.β.	16.514	(9.902)
	- 50 μ.β.	(16.703)	10.093
USD	+ 50 μ.β.	(1.013)	(680)
	- 50 μ.β.	1.027	685
GBP	+ 50 μ.β.	412	(14)
	- 50 μ.β.	(409)	14

42.3. Κίνδυνος ρευστότητας

Η παρακολούθηση του κινδύνου ρευστότητας επικεντρώνεται στην ικανότητα του Ομίλου να διατηρεί επαρκή ρευστότητα για την εκπλήρωση των συναλλακτικών του υποχρεώσεων. Το μεγαλύτερο μέρος του Ενεργητικού του Ομίλου χρηματοδοτείται από πελατειακές καταθέσεις και ομόλογα εκδόσεως του Ομίλου. Η χρηματοδότηση αυτή μπορεί να διαχωριστεί σε δύο κατηγορίες:

α) Πελατειακές καταθέσεις για κάλυψη ταμειακών αναγκών.
Οι καταθέσεις για σκοπούς καλύψεως ταμιακών αναγκών είναι οι καταθέσεις Ταμιευτηρίου και Όψεως. Παρόλο που οι καταθέσεις αυτές μπορούν να αποσυρθούν χωρίς προειδοποίηση εάν ζητηθεί, η διασπορά σε αριθμό και είδος καταθετών διασφαλίζει την απουσία σημαντικών απρόσμενων διακυμάνσεων. Έτσι αυτές οι καταθέσεις αποτελούν στην πλειοψηφία τους σταθερή καταθετική βάση.

β) Πελατειακές καταθέσεις και ομόλογα για επενδυτικούς σκοπούς
Οι πελατειακές καταθέσεις και ομόλογα για επενδυτικούς σκοπούς αφορούν τις προθεσμιακές πελατειακές καταθέσεις, τις πράξεις προσωρινής εκχωρήσεως με την πελατεία και την πώληση ομολόγων εκδόσεως του Ομίλου.

Σύμφωνα με την Ανάλυση των ληκτοτήτων ρευστότητας (Liquidity Gap Analysis), υπολογίζονται οι χρηματοροές που προκύπτουν από όλα τα στοιχεία Ενεργητικού και Υποχρεώσεων και ταξινομούνται σε χρονικές περιόδους, ανάλογα με το πότε πραγματοποιούνται, με εξαίρεση τα αξιόγραφα του χαρτοφυλακίου συναλλαγών και του διαθεσίμου προς πώληση. Ειδικά για αυτά τα χαρτοφυλάκια, τα οποία μπορούν να ρευστοποιηθούν εύκολα, κατανέμονται στην πρώτη περίοδο λαμβάνοντας υπόψη σχετικούς συντελεστές ρευστοποιησιμότητας (haircuts).

Παρατίθενται κατωτέρω πίνακες ρευστότητας της 31.12.2007 και 31.12.2006.

	31.12.2007					
	< 1 μηνός	1 έως 3 μήνες	3 έως 6 μήνες	6 έως 12 μήνες	> 1 έτους	ΣΥΝΟΛΟ
ΕΝΕΡΓΗΤΙΚΟ						
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	3.228.742	2.552	1.408	2.137	28.773	3.263.612
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	2.573.667	130.342	80.716	134.673	590.298	3.509.696
Αξιόγραφα χαρτοφυλακίου συναλλαγών						
-Ομόλογα	252.745				13.302	266 047
Παράγωγα χρηματοοικονομικά μέσα	383.432					383.432
Δάνεια και απαιτήσεις κατά πελατών	944.848	2.985.886	3.950.801	6.380.285	27.810.251	42.072.071
Αξιόγραφα επενδυτικού χαρτοφυλακίου						
-Ομόλογα διαθέσιμα προς πώληση	2.904.519				152.869	3.057.388
-Μετοχές διαθέσιμες προς πώληση	89.562				9.951	99.513
Επενδύσεις σε συγγενείς εταιρίες					5.320	5.320
Επενδύσεις σε ακίνητα					73.560	73.560
Ιδιοχρησιμοποιούμενα ενσώματα πάγια					1.173.275	1.173.275
Υπεραξία και λοιπά άυλα πάγια					134.497	134.497
Αναβαλλόμενες φορολογικές απαιτήσεις					170.257	170.257
Λοιπά στοιχεία Ενεργητικού	7.581		14.415	158.230	205.450	385.676
Στοιχεία Ενεργητικού προς πώληση					89.945	89.945
Σύνολο Ενεργητικού	**10.385.096**	**3.118.780**	**4.047.340**	**6.675.325**	**30.457.748**	**54.684.289**
ΥΠΟΧΡΕΩΣΕΙΣ						
Υποχρεώσεις προς πιστωτικά ιδρύματα	2.938.843	849.253	140.094	32.714	476.832	4.437.736
Παράγωγα χρηματοοικονομικά μέσα	384.139					384.139
Υποχρεώσεις προς πελάτες (συμπεριλαμβανομένων ομολογιών εκδόσεώς μας)	7.470.658	3.010.010	1.710.240	1.884.253	20.589.997	34.665.158
Ομολογίες εκδόσεώς μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις	457.103	9.859	12.576	698.538	8.011.221	9.189.297
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	50.533		101.880	6.384		158.797
Αναβαλλόμενες φορολογικές υποχρεώσεις					94.807	94.807
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους					42.019	42.019
Λοιπές υποχρεώσεις	1.131.238	54.098	33.521	64.493	40.204	1.323.554
Προβλέψεις					95.935	95.935
Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση	1.583					1.583
Σύνολο Υποχρεώσεων	**12.434.097**	**3.923.220**	**1.998.311**	**2.686.382**	**29.351.015**	**50.393.025**
Σύνολο Καθαρής Θέσεως					**4.291.264**	**4.291.264**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως	**12.434.097**	**3.923.220**	**1.998.311**	**2.686.382**	**33.642.279**	**54.684.289**
Άνοιγμα ρευστότητας	**(2.049.001)**	**(804.440)**	**2.049.029**	**3.988.943**	**(3.184.531)**	

	31.12.2006					
	< 1 μηνός	1 έως 3 μήνες	3 έως 6 μήνες	6 έως 12 μήνες	> 1 έτους	ΣΥΝΟΛΟ
ΕΝΕΡΓΗΤΙΚΟ						
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	2.675.702					2.675.702
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	3.578.766	109.809	212.501	272.127	463.509	4.636.712
Αξιόγραφα χαρτοφυλακίου συναλλαγών -Ομόλογα	290.691				15.300	305.991
Παράγωγα χρηματοοικονομικά μέσα	245.676					245.676
Δάνεια και απαιτήσεις κατά πελατών	1.001.730	2.534.946	3.208.807	4.958.311	20.519.240	32.223.034
Αξιόγραφα επενδυτικού χαρτοφυλακίου						
-Ομόλογα Διαθέσιμα προς πώληση	7.079.518				372.606	7.452.124
-Μετοχές Διαθέσιμες προς πώληση	90.430				10.048	100.478
Επενδύσεις σε συγγενείς εταιρίες					4.091	4.091
Επενδύσεις σε ακίνητα					31.518	31.518
Ιδιοχρησιμοποιούμενα ενσώματα πάγια					935.996	935.996
Υπεραξία και λοιπά άυλα πάγια					117.138	117.138
Αναβαλλόμενες φορολογικές απαιτήσεις					276.973	276.973
Λοιπά στοιχεία Ενεργητικού	4.623	36	19.496	213.160	72.525	309.840
Στοιχεία Ενεργητικού προς πώληση					484.387	484.387
Σύνολο Ενεργητικού	14.967.136	2.644.791	3.440.804	5.443.598	23.303.331	49.799.660
ΥΠΟΧΡΕΩΣΕΙΣ						
Υποχρεώσεις προς πιστωτικά ιδρύματα	6.206.295	83.491	11.101	9.980	375.659	6.686.526
Παράγωγα χρηματοοικονομικά μέσα	224.576					224.576
Υποχρεώσεις προς πελάτες (συμπεριλαμβανομένων ομολογιών εκδόσεώς μας)	6.170.344	1.500.397	1.143.948	1.527.537	21.672.468	31.014.694
Ομολογίες εκδόσεώς μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις	18.977	485.873	403.537	120.345	5.319.735	6.348.467
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	17.054		112.023			129.077
Αναβαλλόμενες φορολογικές υποχρεώσεις					140.208	140.208
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους					548.584	548.584
Λοιπές υποχρεώσεις	447.357	39.114	48.721	73.807	66.004	675.003
Προβλέψεις					65.263	65.263
Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση	353.595					353.595
Σύνολο Υποχρεώσεων	12.438.198	2.108.875	1.719.330	1.731.669	28.187.921	46.185.993
Σύνολο Καθαρής Θέσεως					3.613.667	3.613.667
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως	12.438.198	2.108.875	1.719.330	1.731.669	31.801.588	49.799.660
Άνοιγμα ρευστότητας	2.528.938	535.916	1.721.474	3.711.929	(8.498.257)	

Οι χρηματοροές των χρηματοοικονομικών υποχρεώσεων περιλαμβανομένων και των παραγώγων κατανέμονται σύμφωνα με τις εναπομένουσες ημερομηνίες λήξης. Σε αυτές προστίθενται και οι εκτιμώμενες πληρωμές τόκων. Οι υποχρεώσεις σε ξένο νόμισμα έχουν μετατραπεί σε Ευρώ. Ειδικά για τα παράγωγα γίνεται ανάλυση σε εκροές και εισροές σύμφωνα με τους συμβατικούς τους όρους.

	31.12.2007						
	Σύνολο Ισολογισμού	Ονομαστικές εισροές/(εκροές)					
		έως 1 μήνα	2 έως 3 μήνες	4 έως 6 μήνες	7 έως 12 μήνες	πέραν του έτους	ΣΥΝΟΛΟ
Υποχρεώσεις - μη παράγωγα							
Υποχρεώσεις προς πιστωτικά ιδρύματα	4.437.736	2.942.944	860.877	151.698	47.796	521.779	4.525.094
Υποχρεώσεις προς πελάτες	34.665.158	7.902.917	2.964.211	1.775.079	2.054.059	20.291.945	34.988.211
Ομολογίες εκδόσεώς μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις	9.189.297	445.475	123.272	118.009	880.748	11.011.239	12.578.743
Λοιπές υποχρεώσεις	1.323.554	1.131.238	54.098	33.521	64.493	40.203	1.323.553
Παράγωγα χρηματοοικονομικά μέσα που αντισταθμίζουν στοιχεία υποχρεώσεων	103.670						
- Εκροές		(2.618)	(14.647)	(6.575)	(19.459)	(811.865)	(855.164)
- Εισροές		2.825	13.540	4.102	14.833	707.756	743.056
Παράγωγα χρηματοοικονομικά μέσα που αντισταθμίζουν στοιχεία ενεργητικού	44.160						
- Εκροές		0	0	(48.430)	(8.431)	(1.202.158)	(1.259.019)
- Εισροές		7.810	5.839	13.598	27.061	1.158.024	1.212.332
Παράγωγα χρηματοοικονομικά μέσα για εμπορικούς σκοπούς	236.309						
- Εκροές		(2.196.887)	(304.231)	(258.690)	(133.733)	(864.133)	(3.757.674)
- Εισροές		2.132.027	317.068	242.863	117.933	700.966	3.510.857
Σύνολο	49.999.884	12.365.731	4.020.027	2.025.175	3.045.300	31.553.756	53.009.989
Στοιχεία εκτός Ισολογισμού							
Αχρησιμοποίητα υπόλοιπα από συμβατικώς δοθέντα σε πελάτες εγκεκριμένα όρια δανείων		(921.273)					(921.273)
Χρηματοοικονομικές εξασφαλίσεις		(73.860)	(44.776)	(29.966)	(46.853)	(136.074)	(331.529)
Σύνολο στοιχείων εκτός Ισολογισμού		(995.133)	(44.776)	(29.966)	(46.853)	(136.074)	(1.252.802)

	31.12.2006						
	Σύνολο Ισολογισμού	Ονομαστικές εισροές/(εκροές) έως 1 μήνα	2 έως 3 μήνες	4 έως 6 μήνες	7 έως 12 μήνες	πέραν του έτους	ΣΥΝΟΛΟ
Υποχρεώσεις - μη παράγωγα							
Υποχρεώσεις προς πιστωτικά ιδρύματα	6.686.526	6.047.115	162.632	48.584	383.959	100.249	6.742.539
Υποχρεώσεις προς πελάτες	31.014.694	6.032.726	1.542.243	1.245.335	1.722.760	20.929.293	31.472.357
Ομολογίες εκδόσεώς μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις	6.348.467	42.318	596.043	614.532	222.385	8.440.781	9.916.059
Λοιπές υποχρεώσεις	675.003	474.303	34.768	43.229	65.489	57.214	675.003
Παράγωγα χρηματοοικονομικά μέσα που αντισταθμίζουν στοιχεία υποχρεώσεων	58.193						
- Εκροές		(1.083)	(7.099)	(4.488)	(13.584)	(593.595)	(619.849)
- Εισροές		693	3.022	2.856	6.333	433.103	446.007
Παράγωγα χρηματοοικονομικά μέσα που αντισταθμίζουν στοιχεία ενεργητικού	1.263						
- Εκροές		0	0	(1.769)	(3.999)	(47.177)	(52.945)
- Εισροές		879	412	1.353	3.039	46.673	52.356
Παράγωγα χρηματοοικονομικά μέσα για εμπορικούς σκοπούς	165.120						
- Εκροές		(905.352)	(155.120)	(157.918)	(257.473)	(900.636)	(2.376.499)
- Εισροές		888.100	179.942	141.451	241.538	813.965	2.264.996
Σύνολο	**44.949.266**	**12.579.699**	**2.356.843**	**1.933.165**	**2.370.447**	**29.279.870**	**48.520.024**
Στοιχεία εκτός Ισολογισμού							
Αχρησιμοποίητα υπόλοιπα από συμβατικώς δοθέντα σε πελάτες εγκεκριμένα όρια δανείων		(448.051)					(448.051)
Χρηματοοικονομικές εξασφαλίσεις		(172.682)	(93.069)	(31.295)	(41.345)	(85.861)	(424.252)
Σύνολο στοιχείων εκτός Ισολογισμού		**(620.733)**	**(93.069)**	**(31.295)**	**(41.345)**	**(85.861)**	**(872.303)**

42.4 Εύλογες αξίες χρηματοοικονομικών στοιχείων Ενεργητικού και Υποχρεώσεων

Ο παρακάτω πίνακας παρουσιάζει τις λογιστικές και εύλογες αξίες χρηματοοικονομικών στοιχείων ενεργητικού και υποχρεώσεων που δεν απεικονίζονται στις οικονομικές καταστάσεις στις εύλογες αξίες. Για τα υπόλοιπα χρηματοοικονομικά στοιχεία ενεργητικού και υποχρεώσεων που εμφανίζονται στο αναπόσβεστο κόστος οι εύλογες αξίες δεν διαφέρουν ουσιωδώς από τις αντίστοιχες λογιστικές.

Η εύλογη αξία των δανείων υπολογίζεται με βάση την καμπύλη επιτοκίων της διατραπεζικής αγοράς και αφού προστεθεί το περιθώριο (spread) των χορηγήσεων για τον αντίστοιχο πιστωτικό κίνδυνο. Η εύλογη αξία των καταθέσεων υπολογίζεται με βάση την καμπύλη επιτοκίων της διατραπεζικής αγοράς και αφού αφαιρεθεί το περιθώριο του πελάτη (spread) ανάλογα με το είδος της κατάθεσης.

Και στις δύο παραπάνω περιπτώσεις οι μελλοντικές χρηματοροές προεξοφλούνται ανάλογα με τη διάρκειά τους με τα αντίστοιχα επιτόκια.

	31.12.2007	
	Λογιστική αξία	Εύλογη αξία
ΕΝΕΡΓΗΤΙΚΟ		
Δάνεια και απαιτήσεις κατά πελατών	42.072.071	42.133.975
ΥΠΟΧΡΕΩΣΕΙΣ		
Υποχρεώσεις προς πελάτες	34.665.158	34.665.470

43. Διαχείριση κεφαλαίων - κεφαλαιακή επάρκεια

Πολιτική του Ομίλου είναι η διατήρηση μίας ισχυρής κεφαλαιακής βάσης προκειμένου να εξασφαλίζεται η ανάπτυξη του Ομίλου, και να διασφαλίζεται η εμπιστοσύνη των καταθετών, των μετόχων, των αγορών και των συναλλασσόμενων μερών.

Η μερισματική πολιτική του Ομίλου εξετάζεται πάντα ώστε να επιτυγχάνεται η καλύτερη σχέση μεταξύ μίας ικανοποιητικής απόδοσης για τον μέτοχο και της ασφάλειας που προσφέρει μία ισχυρή κεφαλαιακή βάση.

Αυξήσεις μετοχικού κεφαλαίου διενεργούνται με απόφαση της Γενικής Συνελεύσεως, ή του Διοικητικού Συμβουλίου, σύμφωνα με το Καταστατικό ή τις εκάστοτε ισχύουσες διατάξεις.
Ειδικότερα, η Γενική Συνέλευση, δυνάμει της από 6 Ιουνίου 2006 αποφάσεώς της, εκχώρησε στο Διοικητικό Συμβούλιο, για χρονική περίοδο τεσσάρων (4) ετών, την εξουσία αυξήσεως του μετοχικού της κεφαλαίου κατά τα οριζόμενα και με τις προϋποθέσεις του άρθρου 13 του Ν.2190/1920.
Ίδιες μετοχές είναι δυνατόν να αποκτώνται κατά τους ορισμούς και υπό τις προϋποθέσεις του νόμου.

Ο Όμιλος αξιοποιεί όλες τις σύγχρονες μεθόδους διαχειρίσεως της κεφαλαιακής επάρκειας. Έχει προβεί σε εκδόσεις υβριδικών τίτλων και τίτλων μειωμένης εξασφαλίσεως που συνυπολογίζονται στα εποπτικά κεφάλαια. Η έκδοση των εν λόγω τίτλων προσθέτει αξία στον μέτοχο, δεδομένου ότι το κόστος τους είναι σημαντικά χαμηλότερο από αυτό του μετοχικού κεφαλαίου.

Η κεφαλαιακή επάρκεια του Ομίλου εποπτεύεται από την Τράπεζα Ελλάδος προς την οποία υποβάλλονται στοιχεία σε τριμηνιαία βάση.

Με Πράξη του Διοικητού της Τράπεζης της Ελλάδος διαμορφώνονται οι ελάχιστοι δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) που πρέπει να διαθέτει ο Όμιλος.

Ο δείκτης κεφαλαιακής επάρκειας συγκρίνει τα εποπτικά ίδια κεφάλαια του Ομίλου με τους κινδύνους (σταθμισμένο Ενεργητικό) που αναλαμβάνει ο Όμιλος. Τα εποπτικά κεφάλαια περιλαμβάνουν τα κύρια βασικά κεφάλαια (μετοχικό κεφάλαιο, αποθεματικά, δικαιώματα μειοψηφίας), τα πρόσθετα βασικά κεφάλαια (υβριδικοί τίτλοι) και τα συμπληρωματικά κεφάλαια (τίτλοι μειωμένης εξασφαλίσεως, αποθεματικά αναπροσαρμογής ακινήτων). Το σταθμισμένο Ενεργητικό περιλαμβάνει τον πιστωτικό κίνδυνο του επενδυτικού χαρτοφυλακίου και τον κίνδυνο αγοράς του χαρτοφυλακίου συναλλαγών.

Οι διαμορφωθέντες δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) βρίσκονται σε πολύ υψηλότερα επίπεδα από τα ελάχιστα που απαιτεί η Πράξη του Διοικητού της Τραπέζης Ελλάδος (4% και 8% αντιστοίχως) και δίδουν τη δυνατότητα στον Όμιλο να αναπτύξει τις δραστηριότητές του σε όλους τους τομείς τα επόμενα έτη.

	ποσό σε εκατ. Ευρώ	
	31.12.2007	31.12.2006
Σταθμισμένο Ενεργητικό από Πιστωτικό Κίνδυνο	39.756	32.603
Σταθμισμένο Ενεργητικό από Κίνδυνο Αγοράς	591	865
Συνολικό σταθμισμένο Ενεργητικό	40.347	33.468
Κύρια Βασικά Κεφάλαια (Upper Tier I)	3.129	2.701
Βασικά Κεφάλαια (Tier I)	3.877	3.413
Συνολικά Εποπτικά Κεφάλαια (Tier I + Tier II)	5.025	4.315
Δείκτης Κύριων Βασικών Κεφαλαίων (Upper Tier I)	7,8%	8,1%
Δείκτης Βασικών Κεφαλαίων (Tier I)	9,6%	10,2%
Δείκτης Κεφαλαιακής Επάρκειας (Tier I + Tier II)	12,5%	12,9%

44. Συναλλαγές συνδεδεμένων μερών

α. Τα υπόλοιπα των συναλλαγών του Ομίλου, με μέλη των Διοικητικών Συμβουλίων των εταιριών του και των πλησιεστέρων συγγενικών τους προσώπων, έχουν ως εξής:

	31.12.2007	31.12.2006
Δάνεια	39.951	3.100
Καταθέσεις	43.523	31.067
Ομολογίες εκδόσεώς μας	9.009	15.688
Εγγυητικές Επιστολές	83	165

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Τόκοι και εξομοιούμενα έσοδα	477	82
Τόκοι και εξομοιούμενα έξοδα	1.640	1.247

β. Τα υπόλοιπα των συναλλαγών του Ομίλου με συγγενείς εταιρίες και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα, έχουν ως εξής:

	31.12.2007	31.12.2006
Ενεργητικό		
Δάνεια και απαιτήσεις κατά πελατών	277	611
Σύνολο	277	611
Παθητικό		
Υποχρεώσεις προς πελάτες	26	5
Σύνολο	26	5

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Έσοδα		
Τόκοι και εξομοιούμενα έσοδα	33	89
Λοιπά έσοδα		578
Σύνολο	33	667
Έξοδα		
Γενικά διοικητικά έξοδα		781
Λοιπά έξοδα	2.971	
Σύνολο	2.971	781

γ. Οι αμοιβές των μελών των Διοικητικών Συμβουλίων των εταιριών του Ομίλου και των Εντεταλμένων Γενικών Διευθυντών, οι οποίες επιβάρυναν τα αποτελέσματα για τη χρήση 2007 ανέρχονται σε: € 26.554 (31.12.2006: € 11.771).

45. Χορήγηση δικαιωμάτων προαιρέσεως, επί μετοχών της Τραπέζης, στο προσωπικό του Ομίλου

α) Η Γενική Συνέλευση των μετόχων της Τραπέζης της 11ης Απριλίου 2000 ενέκρινε για την πενταετία 2000-2004 τη διάθεση, σε ανώτερα στελέχη της Τραπέζης και του Ομίλου της, με κριτήριο την αποδοτικότητά τους, δικαιωμάτων προαιρέσεως (stock options) επί μετοχών μέχρι συνολικού αριθμού 0,5 % επί του ευρισκομένου σε κυκλοφορία αριθμού μετοχών με τιμή εξάσκησης (exercise price) την ονομαστική αξία της μετοχής. Στην περίπτωση μεταβολής της ονομαστικής αξίας της μετοχής ή του αριθμού των ευρισκομένων σε κυκλοφορία μετοχών, μετά την ημερομηνία εκχώρησης των δικαιωμάτων προαιρέσεως, αναπροσαρμόζεται ο αριθμός των εκχωρηθέντων δικαιωμάτων προκειμένου να μην μεταβληθεί η εύλογη αξία τους.

Η εξάσκησή τους γίνεται μετά την παρέλευση τριετίας από την ημερομηνία χορηγήσεώς τους και η Τράπεζα δεν έχει υποχρέωση να επαναγοράσει ή να διακανονίσει χρηματικώς τα εν λόγω δικαιώματα.

β) Η Γενική Συνέλευση των μετόχων της Τραπέζης της 24ης Μαΐου 2005 ενέκρινε νέο πρόγραμμα διαθέσεως δικαιωμάτων προαιρέσεως σε ανώτερα στελέχη της Τραπέζης και του Ομίλου της. Η διάρκεια του προγράμματος είναι πενταετής με λήξη τον Δεκέμβριο του 2009. Στα πλαίσια του προγράμματος, η Τράπεζα θα εκδίδει, κατόπιν ενασκήσεως των δικαιωμάτων προαιρέσεως, νέες μετοχές υπέρ των ληπτών, συνολικού αριθμού μη υπερβαίνοντος το 1% του αριθμού μετοχών της Τραπέζης. Οι λήπτες θα αποκτούν τις, κατ' ενάσκηση των δικαιωμάτων προαιρέσεως, εκδιδόμενες νέες μετοχές της Τραπέζης σε τιμή διαθέσεως η οποία, κατά το χρόνο ενασκήσεως, θα κυμαίνεται από την ονομαστική αξία αυτών έως το 80% της χρηματιστηριακής τιμής.

γ) Με τη δεύτερη, εξ αναβολής, Επαναληπτική Γενική Συνέλευση των Μετόχων της Alpha Bank που πραγματοποιήθηκε την 6.6.2006 εγκρίθηκε η θέσπιση πενταετούς προγράμματος διαθέσεως δικαιωμάτων προαιρέσεως σε στελέχη της Τραπέζης και συνδεδεμένων μεθ' αυτής εταιριών, που διαφέρει κατά τα εξής κύρια σημεία από το ισχύον:

i. ο μέγιστος αριθμός δικαιωμάτων που μπορεί να εγκριθεί θα αντιστοιχεί στο 5% του εκάστοτε εν κυκλοφορία αριθμού μετοχών της Τραπέζης

ii. οι δικαιούχοι είναι εκτελεστικά μέλη του Διοικητικού Συμβουλίου, διευθυντικά και λοιπά στελέχη της Τραπέζης και των συνδεδεμένων μεθ' αυτής εταιριών με την έννοια του άρθρου 42ε παρ. 5 κ.ν. 2190/1920

iii. η τιμή διαθέσεως ισοδυναμεί στο 90% τιμής που εμπίπτει εντός του εύρους τιμών που οριοθετείται μεταξύ της μέσης χρηματιστηριακής τιμής της μετοχής της Τραπέζης κατά το μήνα Δεκέμβριο και της αντιστοίχου κατά το ημερολογιακό μήνα που προηγείται, της αποφάσεως του Διοικητικού Συμβουλίου περί χορηγήσεως δικαιωμάτων προαιρέσεως.

iv. ο χρόνος ενασκήσεως διαφοροποιείται εις το ότι ήδη μετά την παρέλευση ενός έτους από την ημερομηνία χορηγήσεως των δικαιωμάτων και εφ' εξής κάθε χρόνο από τα επόμενα δύο έτη, δύναται να ενασκεί ο δικαιούχος έως και το 1/3 των συνολικά αναλογούντων σε αυτόν δικαιώματα προαιρέσεως. Υπό προϋποθέσεις, δύναται να μεταθέσει την ημερομηνία ενασκήσεως των δικαιωμάτων προαιρέσεως διαδοχικά σε επόμενα έτη, αλλά όχι πέραν της πενταετίας από την ημερομηνία χορηγήσεως.

Τέλος, εγκρίθηκε η τροποποίηση του υφισταμένου προγράμματος, ούτως ώστε η διάρκεια και οι δικαιούχοι να συμπίπτουν και στα δύο προγράμματα.

δ) Το Διοικητικό Συμβούλιο της Τραπέζης, κατά τις συνεδριάσεις του της 25ης Σεπτεμβρίου 2007 και 27ης Νοεμβρίου 2007, αποφάσισε την ενάσκηση όλων των δικαιωμάτων προαιρέσεως που χορηγήθηκαν βάσει των προγραμμάτων που αποφάσισαν οι Γενικές Συνελεύσεις της 11ης Απριλίου 2000 και της 9ης Απριλίου 2001 (πρόγραμμα ετών 2000-2004), της 24ης Μαΐου 2005 και της 6ης Ιουνίου 2006 (πρόγραμμα ετών 2005-2010) και της 6ης Ιουνίου 2006 (πρόγραμμα 2006-2010).

Συνέπεια της ενασκήσεως ήταν η αύξηση «τοις μετρητοίς» του μετοχικού κεφαλαίου της Τραπέζης κατά το συνολικό ποσό των € 11.523 με την έκδοση 2.954.650 νέων κοινών, άυλων ονομαστικών μετοχών ονομαστικής αξίας € 3,90 και τιμής διαθέσεως:

i. ίσης με την ονομαστική αξία της μετοχής, ήτοι € 3,90 προκειμένου για τα δικαιώματα των προγραμμάτων των ετών 2000-2004 και 2005-2010 και

ii. ίσης με € 20,61 προκειμένου για τα δικαιώματα του προγράμματος ετών 2006-2010. Η διαφορά μεταξύ της τιμής διαθέσεως και της ονομαστικής αξίας, ποσού € 30.595, καταχωρήθηκε στο λογαριασμό διαφορά από έκδοση μετοχών υπέρ το άρτιο.

Οι μεταβολές στον αριθμό των υφισταμένων δικαιωμάτων προαιρέσεως και στη μεσοσταθμική τιμή ενασκήσεως, αφού αναπροσαρμοστούν με βάση:

i. τις αυξήσεις του μετοχικού κεφαλαίου που αποφάσισαν οι Τακτικές Γενικές Συνελεύσεις της 30ης Μαρτίου 2004, της 19ης Απριλίου 2005 και της 18ης Απριλίου 2006.

ii. την ενάσκηση των δικαιωμάτων προαιρέσεως την 1η Δεκεμβρίου 2006 και

iii. την ενάσκηση των λοιπών δικαιωμάτων προαιρέσεως στη διάρκεια του έτους 2007 έχουν ως εξής:

	2007		2006	
	Μέση τιμή εξάσκησης ανά μετοχή	**Εναπομένοντα δικαιώματα προαιρέσεως**	**Μέση τιμή εξάσκησης ανά μετοχή**	**Εναπομένοντα δικαιώματα προαιρέσεως**
1 Ιανουαρίου	3,90	903.824	5,00	523.222
Χορηγηθέντα	18,95	2.037.310	3,90	521.027
Ακυρωθέντα	20,61	(3.970)	3,90	(21.979)
Εξασκηθέντα	14,255	(2.954.650)	3,90	(336.950)
Προσαρμογή	3,90	17.486	3,90	218.504
31 Δεκεμβρίου	-	-	3,90	903.824

46. Αποκτήσεις, πωλήσεις θυγατρικών και συγγενών εταιριών και λοιπά εταιρικά γεγονότα

α. Την 5.3.2007 η Τράπεζα υπέβαλε αίτημα για την εξαγορά του υπολοίπου των μετοχών της θυγατρικής της εταιρίας Alpha Leasing A.E. Η Επιτροπή Κεφαλαιαγοράς, στις 8.3.2007, ενέκρινε το αίτημα της Τραπέζης. Η Τράπεζα, εντός του μηνός Απριλίου 2007, εξασκώντας το σχετικό δικαίωμα εξαγοράς απέκτησε 95.773 μετοχές, ήτοι ποσοστό 0,24% επί του καταβεβλημένου μετοχικού κεφαλαίου και δικαιωμάτων ψήφου της Εταιρίας. Έτσι, ο αριθμός μετοχών και δικαιωμάτων ψήφου της Alpha Leasing A.E. που κατέχει πλέον η Τράπεζα ανέρχεται σε 39.585.000, ήτοι ποσοστό 100%. Ταυτόχρονα, η Επιτροπή Κεφαλαιαγοράς, κατόπιν σχετικού αιτήματος της Alpha Leasing A.E., ενέκρινε την 17.5.2007 τη διαγραφή των μετοχών της εταιρίας από το Χρηματιστήριο Αθηνών.

β. Την 13.3.2007 ολοκληρώθηκε η απόσχιση, από τον κλάδο ξενοδοχειακών επιχειρήσεων της θυγατρικής εταιρίας Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε., του τμήματος των επιχειρήσεων Ρόδου (Hilton Rhodes) και η αναδοχή του από την επίσης θυγατρική εταιρία Τουριστικά Θέρετρα Α.Ε.

γ. Την 21.3.2007 μεταβιβάστηκε ο κλάδος εκμεταλλεύσεως κυλικείου, της θυγατρικής εταιρίας Τουριστικά Θέρετρα Α.Ε., στην επίσης θυγατρική Καφέ Alpha A.E.

δ. Την 23.3.2007 ολοκληρώθηκε η μεταβίβαση των μετοχών της θυγατρικής εταιρίας Alpha Ασφαλιστική Α.Ε., από την θυγατρική εταιρία Alpha Group Investments Ltd, στη διεθνούς κύρους γαλλική ασφαλιστική εταιρία ΑΧΑ, τη μεγαλύτερη ασφαλιστική εταιρία στην Ευρώπη, έναντι τιμήματος € 255 εκατ. Ταυτόχρονα, υπεγράφη και τέθηκε σε εφαρμογή συμφωνία για την μακροχρόνια αποκλειστική συνεργασία των δύο μερών στη διάθεση ασφαλιστικών προϊόντων της ΑΧΑ μέσω του εκτεταμένου δικτύου Καταστημάτων της Alpha Bank.

ε. Την 29.3.2007 η θυγατρική εταιρία Alpha Αστικά Ακίνητα Α.Ε. ίδρυσε την εταιρία Alpha Immovables Bulgaria E.O.O.D με έδρα την Σόφια και αρχικό κεφάλαιο € 306 χιλ. Σκοπός της εταιρίας είναι η διαχείριση και εκμετάλλευση ακινήτων.

στ. Την 30.4.2007 η Τράπεζα απέκτησε συμμετοχή στη νεοϊδρυθείσα εταιρία Anadolu Alpha Gayrimenkul Ticaret Anonim Sirketi, με έδρα την Κωνσταντινούπολη, στην οποία συμμετέχει από κοινού με το Anadolu Group, με ποσοστό 50% έκαστος. Η εν λόγω εταιρία θα αποτελούσε το φορέα επενδύσεων στην Τουρκία.

Επειδή η σχετική αίτηση χορηγήσεως αδείας για την απόκτηση συμμετοχής στις τουρκικές εταιρίες Alternatifbank και Alternatiflease, δεν ενεκρίθη από τις τουρκικές εποπτικές αρχές, η Alpha Bank και ο Όμιλος Anadolu τερμάτισαν, κοινή συναινέσει, τη μεταξύ των επιχειρηματική συμφωνία ελλείψει αντικειμένου.

ζ. Την 14.6.2007 ολοκληρώθηκε η σύσταση δύο νέων εταιριών, στις οποίες η Τράπεζα συμμετέχει με ποσοστό 99%, με τις επωνυμίες Ιονική Υποστηρικτικών Εργασιών Α.Ε. και Ιονική Επενδύσεων Α.Ε. και έδρα την Αθήνα. Σκοπός της πρώτης είναι η παροχή υποστηρικτικών υπηρεσιών προς την Τράπεζα και εταιρίες του Ομίλου, ενώ της δεύτερης η απόκτηση κινητών αξιών, συμμετοχών και λοιπών περιουσιακών στοιχείων. Το μετοχικό κεφάλαιο κάθε εταιρίας ανέρχεται σε € 60 χιλ.
Την 17.8.2007 η Τράπεζα συμμετείχε κατ' αναλογία σε αύξηση μετοχικού κεφαλαίου της Ιονικής Υποστηρικτικών Εργασιών Α.Ε. συνολικού ύψους € 500 χιλ.

η. Την 19.6.2007 η Τράπεζα απέκτησε το σύνολο των μετοχών της Κυπριακής εταιρίας Ionian Equity Participations Ltd. Το μετοχικό κεφάλαιο της εν λόγω εταιρίας ανέρχεται στο ποσό των CYP 1.000.

θ. Την 19.6.2007 η Τράπεζα συμμετείχε στην αύξηση μετοχικού κεφαλαίου της εισηγμένης κατασκευαστικής εταιρίας ΑΕΓΕΚ Α.Ε. αποκτώντας 9.034.608 κοινές μετοχές της Εταιρίας, έναντι τιμής διαθέσεως Ευρώ 0,60 ανά μετοχή.

ι. Την 29.6.2007 ολοκληρώθηκε η μεταβίβαση του συνόλου των μετοχών της Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ. από την θυγατρική εταιρία Alpha Bank London Ltd στην Τράπεζα.

ια. Την 18.7.2007 η Τράπεζα προέβη στη μεταβίβαση του συνόλου των μετοχών που κατείχε στην Unisystems A.E. (ποσοστό 9,67%).

ιβ. Την 18.9.2007 η Τράπεζα συμμετείχε, κατά την αναλογία της, σε αύξηση μετοχικού κεφαλαίου της εταιρίας ALC Novelle Investments Ltd, καταβάλλοντας συνολικό ποσό €20 χιλ.

ιγ. Την 28.9.2007 η Τράπεζα συμμετείχε, κατά την αναλογία της, σε αύξηση μετοχικού κεφαλαίου της εταιρίας A.P.E. Commercial Property A.E., καταβάλλοντας συνολικό ποσό €541 χιλ.

ιδ. Την 27.11.2007, η θυγατρική εταιρία Ιονική Επενδύσεων Α.Ε. μετονομάσθηκε σε APE Investment Property S.A. Την 29.11.2007, η Τράπεζα προέβη στη μεταβίβαση ποσοστού 32,58% της APE Investment Property S.A. σε τρίτους. Με τη μεταβίβαση του παραπάνω ποσοστού υπεγράφη συμφωνία ρυθμίσεως σχέσεων μετόχων με βάση την οποία η θυγατρική εταιρία μετατράπηκε σε κοινοπραξία. Εκ της πωλήσεως δεν προέκυψε αποτέλεσμα. Εν συνεχεία, την 21.12.2007 η APE Investment Property S.A. απέκτησε ποσοστό 90% της εταιρίας Αστακός Τέρμιναλ Α.Ε. και 50% της εταιρίας Άκαρπορτ Α.Ε. έναντι συνολικού τιμήματος €125 εκατ. Οι εταιρίες αυτές ενοποιούνται στις παρούσες οικονομικές καταστάσεις μέσω της APE Investment Property S.A. Η λογιστική αξία της εταιρίας ΑΣΤΑΚΟΣ ΤΕΡΜΙΝΑΛ Α.Ε., κατά την 31.12.2007, ανήλθε σε €27 εκατ.

Ο επιμερισμός του τιμήματος εξαγοράς, κατά τα προβλεπόμενα στο IFRS 3, ολοκληρώθηκε την 31 Δεκεμβρίου 2007, με αποτέλεσμα την αναγνώριση στην τρέχουσα αξία των οικοπέδων της εταιρίας, η οποία εμφανίζεται στη στήλη εύλογη αξία του παρακάτω πίνακα.

		(ποσά σε χιλ. €)
	Λογιστική αξία	**Εύλογη αξία**
Ενεργητικό		
Ενσώματα πάγια	138.965	250.665
Ασώματες ακινητοποιήσεις	1.770	1.770
Λοιπές Μακροπρόθεσμες Απαιτήσεις	239	239
Πελάτες	755	755
Λοιπές απαιτήσεις	16.418	16.418
Ταμειακά διαθέσιμα και ισοδύναμα	79	79
Σύνολο περιουσιακών στοιχείων	**158.226**	**269.926**
Υποχρεώσεις		
Μακροπρόθεσμες τραπεζικές υποχρεώσεις	400	400
Αναβαλλόμενες φορολογικές υποχρεώσεις	4.407	4.407
Προβλέψεις αποζημίωσης προσωπικού λόγω έξοδου από την υπηρεσία	20	20
Λοιπές βραχυπρόθεσμες υποχρεώσεις	8.268	8.268
Βραχυπρόθεσμες τραπεζικές υποχρεώσεις	45.800	45.800
Τρέχουσες φορολογικές υποχρεώσεις	18	18
Επιχορηγήσεις παγίων επενδύσεων	72.242	72.242
Σύνολο υποχρεώσεων	**131.155**	**131.155**
Καθαρή θέση	27.071	138.771
Σύνολο υποχρεώσεων και καθαρής θέσης	**158.226**	**269.926**
Τίμημα αγοράς ποσοστού 90%		124,9 εκατ. €
Υπεραξία (goodwill) της APE Investment Property S.A.		0,00 εκατ. €

ιε. Την 28.11.2007 η Τράπεζα συμμετείχε σε αύξηση μετοχικού κεφαλαίου της εταιρίας Ionian Equity Participation Ltd ποσού € 17.490 χιλ. μέσω εισφοράς μεριδίων εταιριών επιχειρηματικών συμμετοχών στις οποίες συμμετείχε.

ιστ. Την 20.12.2007, ολοκληρώθηκε η σύσταση της ασφαλιστικής εταιρίας Alphalife Α.Α.Ε.Ζ., στην οποία η Τράπεζα συμμετέχει με ποσοστό 100%. Σκοπός της εταιρίας είναι η διενέργεια παντός κλάδου και πάσης φύσεως ασφαλίσεων ζωής, η διενέργεια ασφαλίσεων στην Ελλάδα και το εξωτερικό, καθώς και κάθε συναφής, με την ιδιωτική ασφάλιση, εργασία. Το μετοχικό κεφάλαιο της εταιρίας ανέρχεται σε € 6.000 χιλ.

ιζ. Την 21.12.2007 η Τράπεζα προέβη σε αύξηση του μετοχικού κεφαλαίου, κατά € 1.047 χιλ., της κατά 100% θυγατρικής της εταιρίας Alpha Finance US Corporation.

47. Αναμόρφωση οικονομικών καταστάσεων προηγουμένης χρήσεως

Ομολογίες εκδόσεώς μας, οι οποίες διατέθηκαν σε πελάτες της Τραπέζης, μεταφέρθηκαν στον λογαριασμό «Υποχρεώσεις προς πελάτες». Κατόπιν της ανωτέρω αλλαγής αναμορφώθηκε το υπόλοιπο των παρακάτω λογαριασμών της συγκριτικής περιόδου με τα κάτωθι ποσά.

Λογαριασμοί Υποχρεώσεων	31.12.2006
Υποχρεώσεις προς πελάτες (συμπεριλαμβανομένων ομολογιών εκδόσεώς μας)	7.440.786
Ομολογίες εκδόσεώς μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις	(7.440.786)

48. Γεγονότα μεταγενέστερα της ημερομηνίας συντάξεως των οικονομικών καταστάσεων

α. Την 15.1.2008 η θυγατρική εταιρία Ιονική Ξενοδοχειακές Επιχειρήσεις Α.Ε. ήλθε σε συμφωνία για τη μεταβίβαση ποσοστού 100% των μετοχών της εταιρίας Τουριστικά Θέρετρα Α.Ε., ιδιοκτήτριας του ξενοδοχείου Hilton Rhodes Resort, κατά 50% στην "Εταιρία Ελληνικών Ξενοδοχείων Λάμψα Α.Ε." και κατά 50%, στην εταιρία "Πλάκα Α.Ε.". Το συνολικό αντάλλαγμα της συναλλαγής ανέρχεται σε Ευρώ 35,5 εκατ. Η συναλλαγή τελεί υπό τη λήψη των κατά νόμο εγκρίσεων και δεν αναμένεται να επηρεάσει ουσιωδώς τα αποτελέσματα της Εταιρίας.

β. Στο πλαίσιο εφαρμογής του Ν.3606/2007, ο οποίος αποτελεί ενσωμάτωση στην ελληνική νομοθεσία της οδηγίας MiFID (2004/2007) του Ευρωπαϊκού Κοινοβουλίου και κατόπιν σχετικής αποφάσεως της από 14.12.2007 εκτάκτου γενικής συνελεύσεως της εταιρίας και εγκρίσεως του Υπουργείου Αναπτύξεως την 11.2.2008, η επωνυμία της Alpha Finance Ανώνυμη Χρηματιστηριακή Εταιρία Παροχής Επενδυτικών Υπηρεσιών τροποποιήθηκε σε Alpha Finance Ανώνυμη Εταιρία Παροχής Επενδυτικών Υπηρεσιών και ο διακριτικός τίτλος της από Alpha Finance σε Alpha Finance Α.Ε.Π.Ε.Υ.

Αθήναι, 26 Φεβρουαρίου 2008

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ Α.Δ.Τ. Χ 661480	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ Α.Δ.Τ. Ι 166670
Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ ΟΜΙΛΟΥ
ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ Α.Δ.Τ. Ν 308546	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ Α.Δ.Τ. ΑΒ 522299

Οι ανωτέρω οικονομικές καταστάσεις που αποτελούνται από 96 σελίδες, είναι αυτές που αναφέρονται στην έκθεση ελέγχου μας, με ημερομηνία 26.2.2008.

Αθήνα, 26 Φεβρουαρίου 2008

KPMG Ορκωτοί Ελεγκτές Α.Ε.

Μάριος Τ. Κυριάκου Ορκωτός Ελεγκτής Λογιστής ΑΜ ΣΟΕΛ 11121	Χαράλαμπος Γ. Συρούνης Ορκωτός Ελεγκτής Λογιστής ΑΜ ΣΟΕΛ 19071

ALPHA BANK

ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΤΗΣ 31.12.2007

(Σύμφωνα με τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης - Δ.Π.Χ.Π.)

ΑΘΗΝΑΙ
26 ΦΕΒΡΟΥΑΡΙΟΥ 2008

ΠΙΝΑΚΑΣ ΠΕΡΙΕΧΟΜΕΝΩΝ

Σελίδα

Αποτελέσματα

Ενεργητικό

Υποχρεώσεις

Καθαρή Θέση

Πρόσθετες πληροφορίες

KPMG

KPMG Ορκωτοί Ελεγκτές ΑΕ
Στρατηγού Τόμπρα 3
153 42 Αγία Παρασκευή
Ελλάς
ΑΡΜΑΕ 29527/01ΑΤ/Β/93/162/96

Telephone Τηλ: +30 210 60 62 100
Fax Φαξ: +30 210 60 62 111
Internet www.kpmg.gr
e-mail postmaster@kpmg.gr

Έκθεση Ελέγχου Ανεξάρτητων Ορκωτών Ελεγκτών

Προς τους Μετόχους της
ALPHA BANK A.E.

Έκθεση επί των Οικονομικών Καταστάσεων

Ελέγξαμε τις συνημμένες Οικονομικές Καταστάσεις της ALPHA BANK A.E. (η «Τράπεζα») που αποτελούνται από τον ισολογισμό της 31 Δεκεμβρίου 2007 και τις καταστάσεις αποτελεσμάτων, μεταβολών ιδίων κεφαλαίων και ταμειακών ροών για τη χρήση που έληξε την ημερομηνία αυτή, καθώς και μία περίληψη σημαντικών λογιστικών πολιτικών και λοιπών επεξηγηματικών σημειώσεων.

Ευθύνη Διοίκησης για τις Οικονομικές Καταστάσεις

Η Διοίκηση της Τράπεζας έχει την ευθύνη για τη σύνταξη και την εύλογη παρουσίαση αυτών των Οικονομικών Καταστάσεων σύμφωνα με τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης όπως αυτά έχουν υιοθετηθεί από την Ευρωπαϊκή Ένωση. Η ευθύνη αυτή περιλαμβάνει το σχεδιασμό, εφαρμογή και διατήρηση συστήματος εσωτερικού ελέγχου σχετικά με τη σύνταξη και εύλογη παρουσίαση οικονομικών καταστάσεων, οι οποίες είναι απαλλαγμένες από ουσιώδεις ανακρίβειες, που οφείλονται σε απάτη ή λάθος επιλέγοντας και εφαρμόζοντας κατάλληλες λογιστικές πολιτικές και πραγματοποιώντας λογιστικές εκτιμήσεις οι οποίες είναι εύλογες για την περίσταση.

Ευθύνη Ελεγκτή

Δική μας ευθύνη είναι η έκφραση γνώμης επί αυτών των Οικονομικών Καταστάσεων, με βάση τον έλεγχό μας. Διενεργήσαμε τον έλεγχό μας σύμφωνα με τα Ελληνικά Ελεγκτικά Πρότυπα που είναι εναρμονισμένα με τα Διεθνή Πρότυπα της Ελεγκτικής. Τα Πρότυπα αυτά απαιτούν τη συμμόρφωσή μας με κανόνες ηθικής δεοντολογίας και το σχεδιασμό και διενέργεια του ελέγχου μας κατά τρόπο που να διασφαλίζει εύλογη βεβαιότητα ότι οι οικονομικές καταστάσεις είναι απαλλαγμένες από ουσιώδεις ανακρίβειες.

Ο έλεγχος περιλαμβάνει τη διενέργεια διαδικασιών για τη συγκέντρωση ελεγκτικών τεκμηρίων σχετικά με τα ποσά και τις πληροφορίες που περιλαμβάνονται στις οικονομικές καταστάσεις. Οι διαδικασίες επιλέγονται κατά την κρίση του ελεγκτή και περιλαμβάνουν την εκτίμηση του κινδύνου ουσιώδους ανακρίβειας των οικονομικών καταστάσεων, που οφείλονται σε απάτη ή λάθος. Για την εκτίμηση του κινδύνου αυτού, ο ελεγκτής λαμβάνει υπόψη του το σύστημα εσωτερικού ελέγχου, σχετικά με τη σύνταξη και την εύλογη παρουσίαση των οικονομικών καταστάσεων, με σκοπό το σχεδιασμό κατάλληλων ελεγκτικών διαδικασιών για την περίσταση και όχι για την έκφραση γνώμης επί της αποτελεσματικότητας του συστήματος εσωτερικού ελέγχου της Τράπεζας. Ο έλεγχος περιλαμβάνει επίσης την αξιολόγηση της καταλληλότητας των λογιστικών πολιτικών που εφαρμόστηκαν και του εύλογου των εκτιμήσεων που έγιναν από τη Διοίκηση, καθώς και αξιολόγηση της συνολικής παρουσίασης των οικονομικών καταστάσεων.

Πιστεύουμε ότι τα ελεγκτικά τεκμήρια που έχουμε συγκεντρώσει είναι επαρκή και κατάλληλα για τη θεμελίωση της ελεγκτικής μας γνώμης.

Γνώμη

Κατά τη γνώμη μας, οι Οικονομικές Καταστάσεις απεικονίζουν ακριβοδίκαια την οικονομική κατάσταση της Τράπεζας κατά την 31 Δεκεμβρίου 2007 και τη χρηματοοικονομική της επίδοση και τις ταμειακές ροές της για τη χρήση που έληξε την ημερομηνία αυτή, σύμφωνα με τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης όπως αυτά έχουν υιοθετηθεί από την Ευρωπαϊκή Ένωση.

Αθήνα, 26 Φεβρουαρίου 2008

KPMG Ορκωτοί Ελεγκτές Α.Ε.

Μάριος Τ. Κυριάκου
Ορκωτός Ελεγκτής Λογιστής
ΑΜ ΣΟΕΛ 11121

Χαράλαμπος Συρούνης
Ορκωτός Ελεγκτής Λογιστής
ΑΜ ΣΟΕΛ 19071

ΚΑΤΑΣΤΑΣΗ ΑΠΟΤΕΛΕΣΜΑΤΩΝ

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 31.12.2007	31.12.2006
Τόκοι και εξομοιούμενα έσοδα	2	3.106.845	2.442.729
Τόκοι και εξομοιούμενα έξοδα	2	(1.879.187)	(1.301.845)
Καθαρό έσοδο από τόκους		1.227.658	1.140.884
Έσοδα από αμοιβές και προμήθειες		349.399	313.844
Προμήθειες έξοδα		(27.480)	(21.399)
Καθαρό έσοδο από αμοιβές και προμήθειες	3	321.919	292.445
Έσοδα από μερίσματα	4	45.462	52.907
Αποτελέσματα χρηματοοικονομικών πράξεων	5	(42.833)	121.626
Λοιπά έσοδα	6	34.878	15.015
		37.507	189.548
Σύνολο εσόδων		**1.587.084**	**1.622.877**
Αμοιβές και έξοδα προσωπικού	7	(386.694)	(368.852)
Γενικά διοικητικά έξοδα	8	(338.490)	(276.333)
Αποσβέσεις	19,20,21	(51.186)	(40.467)
Λοιπά έξοδα		(2.486)	(1.686)
Σύνολο εξόδων		**(778.856)**	**(687.338)**
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	9	(194.587)	(219.505)
Κέρδη προ φόρων		**613.641**	**716.034**
Φόρος εισοδήματος	10.1	(150.251)	(139.839)
		463.390	**576.195**
Φόρος αποθεματικών	10.2	(6.384)	(73.902)
Καθαρά κέρδη μετά από φόρους		**457.006**	**502.293**
Καθαρά κέρδη ανά μετοχή:	11		
Βασικά (€ ανά μετοχή)		1,13	1,28
Προσαρμοσμένα (€ ανά μετοχή)		1,12	1,28

Οι επισυναπτόμενες σημειώσεις (σελ. 12-81) αποτελούν αναπόσπαστο μέρος των οικονομικών καταστάσεων.

ΙΣΟΛΟΓΙΣΜΟΣ

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	31.12.2007	31.12.2006
ΕΝΕΡΓΗΤΙΚΟ			
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	12	1.650.327	1.477.675
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	13	7.349.675	6.184.088
Αξιόγραφα χαρτοφυλακίου συναλλαγών	14	264.788	346.207
Παράγωγα χρηματοοικονομικά μέσα	15	384.466	254.566
Δάνεια και απαιτήσεις κατά πελατών	16	35.267.874	28.237.691
Αξιόγραφα επενδυτικού χαρτοφυλακίου			
-Διαθέσιμα προς πώληση	17	6.300.377	7.462.388
Επενδύσεις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες	18	1.626.100	1.593.550
Επενδύσεις σε ακίνητα	19	42.370	42.006
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	20	603.831	544.636
Υπεραξία και λοιπά άυλα πάγια	21	55.836	42.104
Αναβαλλόμενες φορολογικές απαιτήσεις	22	158.160	261.363
Λοιπά στοιχεία ενεργητικού	23	280.626	229.825
		53.984.430	46.676.099
Στοιχεία ενεργητικού προς πώληση	24	54.706	92.513
Σύνολο Ενεργητικού		**54.039.136**	**46.768.612**
ΥΠΟΧΡΕΩΣΕΙΣ			
Υποχρεώσεις προς πιστωτικά ιδρύματα	25	5.637.562	7.222.117
Παράγωγα χρηματοοικονομικά μέσα	15	383.129	226.223
Υποχρεώσεις προς πελάτες	26	23.334.888	20.372.543
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	27	20.521.976	15.148.320
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος			
και λοιπούς φόρους	28	127.863	110.102
Αναβαλλόμενες φορολογικές υποχρεώσεις	22	82.960	137.901
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	29	3.733	513.311
Λοιπές υποχρεώσεις	30	1.159.012	584.358
Προβλέψεις	31	47.796	17.901
Σύνολο Υποχρεώσεων		**51.298.919**	**44.332.776**
ΚΑΘΑΡΗ ΘΕΣΗ			
Μετοχικό Κεφάλαιο	32	1.602.809	1.591.286
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	33	184.033	127.961
Αποθεματικά	34	333.892	207.853
Αποτελέσματα εις νέον	35	619.483	523.201
Ίδιες μετοχές	36	-	(14.465)
Σύνολο Καθαρής Θέσεως		**2.740.217**	**2.435.836**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως		**54.039.136**	**46.768.612**

Οι επισυναπτόμενες σημειώσεις (σελ. 12-81) αποτελούν αναπόσπαστο μέρος των οικονομικών καταστάσεων.

ΚΑΤΑΣΤΑΣΗ ΜΕΤΑΒΟΛΩΝ ΤΗΣ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Μετοχικό κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο
Υπόλοιπο 1.1.2006		1.456.018	125.685	220.423	337.439	(188.128)	1.951.437
Μεταβολές στην καθαρή θέση περιόδου 1.1-31.12.2006							
Μεταβολή του αποθεματικού αποτίμησης των διαθεσίμων προς πώληση αξιογράφων				(48.428)			(48.428)
Μεταφορά στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων				(4.804)			(4.804)
Συναλλαγματικές διαφορές από ενσωμάτωση αποτελεσμάτων καταστημάτων εξωτερικού					(46)		(46)
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση				(53.232)	(46)		(53.278)
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος					502.293		502.293
Σύνολο αποτελέσματος		-	-	(53.232)	502.247	-	449.015
Αγορά ιδίων μετοχών						(209.730)	(209.730)
Πώληση ιδίων μετοχών					92.604	383.393	475.997
Διανεμηθέντα μερίσματα					(237.556)		(237.556)
Σχηματισμός τακτικού αποθεματικού				37.780	(37.780)		-
Αύξηση μετοχικού κεφαλαίου με κεφαλαιοποίηση αποθεματικού και αλλαγή της ονομαστικής αξίας της μετοχής σε € 3,90	32	133.954			(133.954)		-
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό				5.158			5.158
Ενάσκηση δικαιωμάτων προαιρέσεως που είχαν χορηγηθεί στο προσωπικό	33		2.276	(2.276)			
Έκδοση νέων μετοχών λόγω ενασκήσεως δικαιωμάτων προαιρέσεως	32	1.314					1.314
Λοιπά					201		201
Υπόλοιπο 31.12.2006		1.591.286	127.961	207.853	523.201	(14.465)	2.435.836

Οι επισυναπτόμενες σημειώσεις (σελ. 12-81) αποτελούν αναπόσπαστο μέρος των οικονομικών καταστάσεων.

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Μετοχικό κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο
Υπόλοιπο 1.1.2007		1.591.286	127.961	207.853	523.201	(14.465)	2.435.836
Μεταβολές στην καθαρή θέση περιόδου 1.1-31.12.2007							
Μεταβολή του αποθεματικού αποτίμησης των διαθεσίμων προς πώληση αξιογράφων				(48.196)			(48.196)
Μεταφορά στο αποτέλεσμα χρήσης, λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων				126.825			126.825
Συναλλαγματικές διαφορές από ενσωμάτωση αποτελεσμάτων καταστημάτων εξωτερικού					200		200
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση				78.629	200		78.829
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος					457.006		457.006
Σύνολο αποτελέσματος				78.629	457.206		535.835
Αγορά ιδίων μετοχών	36					(329.189)	(329.189)
Πώληση ιδίων μετοχών	36				(2.999)	343.654	340.655
Διανεμηθέντα μερίσματα	35				(304.421)		(304.421)
Σχηματισμός τακτικού αποθεματικού	34			53.400	(53.400)		-
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό				19.487			19.487
Ενάσκηση δικαιωμάτων προαιρέσεως που είχαν χορηγηθεί στο προσωπικό	33,34		25.477	(25.477)			-
Έκδοση νέων μετοχών λόγω ενασκήσεως δικαιωμάτων προαιρέσεως	32,33,42	11.523	30.595				42.118
Λοιπά					(104)		(104)
Υπόλοιπο 31.12.2007		1.602.809	184.033	333.892	619.483	-	2.740.217

Οι επισυναπτόμενες σημειώσεις (σελ. 12-81) αποτελούν αναπόσπαστο μέρος των οικονομικών καταστάσεων.

ΚΑΤΑΣΤΑΣΗ ΤΑΜΕΙΑΚΩΝ ΡΟΩΝ

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 31.12.2007	31.12.2006
Ταμειακές ροές από λειτουργικές δραστηριότητες			
Κέρδη προ φόρων		613.641	716.034
Προσαρμογή κερδών προ φόρων για:			
Αποσβέσεις ενσώματων παγίων	19,20	33.355	27.011
Αποσβέσεις άυλων παγίων	21	17.831	13.456
Απομειώσεις δανείων και προβλέψεις		205.733	225.950
Λοιπές προσαρμογές		19.487	5.157
(Κέρδη)/ ζημίες από επενδυτικές δραστηριότητες		57.547	(160.987)
(Κέρδη)/ ζημίες από χρηματοδοτικές δραστηριότητες		115.678	72.092
		1.063.272	898.713
Καθαρή (αύξηση) μείωση στοιχείων Ενεργητικού που σχετίζονται με λειτουργικές δραστηριότητες:			
Απαιτήσεων κατά πιστωτικών ιδρυμάτων		(1.589.718)	(756.600)
Αξιογράφων χαρτοφυλακίου συναλλαγών και παραγώγων Ενεργητικού		(48.481)	(308.072)
Δανείων και απαιτήσεων κατά πελατών		(7.202.283)	(4.304.132)
Λοιπών στοιχείων Ενεργητικού		(1.611)	(87.399)
Καθαρή αύξηση (μείωση) Υποχρεώσεων που σχετίζονται με λειτουργικές δραστηριότητες:			
Υποχρεώσεων προς πιστωτικά ιδρύματα		(1.584.555)	(1.380.192)
Υποχρεώσεων από παράγωγα		156.905	85.591
Υποχρεώσεων προς πελάτες		7.984.035	5.579.149
Λοιπών Υποχρεώσεων		(11.747)	12.017
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες πριν από φόρους		(1.234.183)	(260.925)
Πληρωθέντες φόροι εισοδήματος και λοιποί φόροι		(86.412)	(156.379)
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες		**(1.320.595)**	**(417.304)**
Ταμειακές ροές από επενδυτικές δραστηριότητες			
Επενδύσεις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες		(28.325)	(12.468)
Διάθεση συμμετοχών σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες		1.137	17.678
Εισπραχθέντα μερίσματα		45.461	52.907
Αγορές παγίων		(98.649)	(81.018)
Πωλήσεις παγίων		27.897	(48.125)
Καθαρή (αύξηση) μείωση επενδύσεων σε χρεόγραφα		1.133.696	10.492
Συγχώνευση καταστήματος Βελιγραδίου με Alpha Bank Srbija A.D.		-	61.823
Καθαρές ταμειακές ροές από επενδυτικές δραστηριότητες		**1.081.217**	**1.289**
Ταμειακές ροές από χρηματοδοτικές δραστηριότητες			
Αύξηση καθαρής θέσης από ενάσκηση δικαιωμάτων προαιρέσεως		42.118	1.314
(Αγορές)/Πωλήσεις ιδίων μετοχών		11.466	266.267
Πληρωθέντα μερίσματα		(302.474)	(234.989)
Εισπράξεις ομολογιών εκδόσεώς μας και λοιπών δανειακών υποχρεώσεων	27	677.038	-
Αποπληρωμές ομολογιών εκδόσεώς μας και λοιπών δανειακών υποχρεώσεων		(440.749)	(93.153)
Καθαρές ταμειακές ροές από χρηματοδοτικές δραστηριότητες		**(12.601)**	**(60.561)**
Επίδραση συναλλαγματικών διαφορών στο ταμείο και στα ταμειακά ισοδύναμα		500	1.028
Καθαρή αύξηση (μείωση) ταμειακών ροών		**(251.479)**	**(475.548)**
Ταμείο και ταμειακά ισοδύναμα στην αρχή της χρήσεως	12	**4.608.407**	**5.083.955**
Ταμείο και ταμειακά ισοδύναμα στο τέλος της χρήσεως	12	**4.356.928**	**4.608.407**

Οι επισυναπτόμενες σημειώσεις (σελ. 12-81) αποτελούν αναπόσπαστο μέρος των οικονομικών καταστάσεων.

ΣΗΜΕΙΩΣΕΙΣ ΕΠΙ ΤΩΝ ΟΙΚΟΝΟΜΙΚΩΝ ΚΑΤΑΣΤΑΣΕΩΝ

Γενικές πληροφορίες

Η Τράπεζα λειτουργεί σήμερα με την επωνυμία ALPHA ΤΡΑΠΕΖΑ Α.Ε. και διακριτικό τίτλο ALPHA BANK, εδρεύει στην Αθήνα, οδός Σταδίου 40, και είναι καταχωρημένη στο Μητρώο Ανωνύμων Εταιριών με αριθμό 6066/06/Β/86/05. Η διάρκειά της έχει οριστεί έως το 2100, δύναται δε να παραταθεί με απόφαση της Γενικής Συνελεύσεως.

Σκοπός της Τραπέζης είναι η διενέργεια όλων των τραπεζικών εργασιών στην Ελλάδα και το εξωτερικό, κατά τις εκάστοτε ισχύουσες διατάξεις και περιγράφεται στο άρθρο 4 του Καταστατικού της.

Η θητεία του Διοικητικού της Συμβουλίου, που εξελέγη από τη Γενική Συνέλευση των Μετόχων της 19ης Απριλίου 2005, λήγει το 2010 και η σύνθεσή του μετά τις τροποποιήσεις που έγιναν με απόφαση του Διοικητικού Συμβουλίου της 27.2.2007, (παραίτηση του μη εκτελεστικού μέλους κ. Τάκη Αθανασόπουλου και αντικατάστασή του από τον κ. Ευάγγελο Καλούση), την 31.12.2007 είχε ως εξής:

ΠΡΟΕΔΡΟΣ (Εκτελεστικό Μέλος)
Γιάννης Σ. Κωστόπουλος

ΑΝΤΙΠΡΟΕΔΡΟΣ (Μη Εκτελεστικό Μέλος)
Μηνάς Γ. Τάνες***

ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ

ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ
Δημήτριος Π. Μαντζούνης

ΕΝΤΕΤΑΛΜΕΝΟΙ ΣΥΜΒΟΥΛΟΙ ΚΑΙ ΓΕΝΙΚΟΙ ΔΙΕΥΘΥΝΤΕΣ
Μαρίνος Σ. Γιαννόπουλος (CFO)***
Σπύρος Ν. Φιλάρετος
Αρτέμης Χ. Θεοδωρίδης

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ
Γεώργιος Ε. Αγουρίδης*
Σοφία Γ. Ελευθερουδάκη
Παύλος Γ. Καρακώστας*
Νικόλαος Ι. Μάνεσης**

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΑΝΕΞΑΡΤΗΤΑ ΜΕΛΗ
Παύλος Α. Αποστολίδης**
Θάνος Μ. Βερέμης
Ευάγγελος Ι. Καλούσης */*** (Με απόφαση της Γενικής Συνελεύσεως της 3.4.2007 ορίσθηκε από μη εκτελεστικό μέλος σε ανεξάρτητο μη εκτελεστικό)
Ιωάννης Κ. Λύρας**

ΓΡΑΜΜΑΤΕΥΣ
Έκτωρ Π. Βερύκιος

* Μέλος της Ελεγκτικής Επιτροπής
** Μέλος της Επιτροπής Αποδοχών Διοικήσεως
*** Μέλος της Επιτροπής Διαχειρίσεως Κινδύνων

Ελεγκτές των εξαμηνιαίων και ετησίων οικονομικών καταστάσεων είναι οι:

Τακτικοί:	Μάριος Τ. Κυριάκου Χαράλαμπος Γ. Συρούνης
Αναπληρωματικός:	Νικόλαος Χ. Τσιμπούκας

της εταιρίας KPMG Ορκωτοί Ελεγκτές Α.Ε.

Η μετοχή της Τραπέζης είναι εισηγμένη στο Χρηματιστήριο Αθηνών από το 1925. Την 31 Δεκεμβρίου 2007 ήταν η πέμπτη μεγαλύτερη εισηγμένη εταιρία με βάση την κεφαλαιοποίησή της. Από τον Φεβρουάριο του 2004, η μετοχή συμμετέχει και στο δείκτη FTSE Eurofirst 300, στον οποίο περιλαμβάνονται οι 300 μεγαλύτερες ευρωπαϊκές εταιρίες, ενώ συμμετέχει και σε άλλους σημαντικούς διεθνείς δείκτες όπως, μεταξύ άλλων, ο S&P Europe 350, ο FTSE Med 100, ο MSCI Europe, ο DJ Euro Stoxx και ο FTSE4 Good.

Εκτός από την ελληνική κεφαλαιαγορά, η μετοχή είναι εισηγμένη στο Χρηματιστήριο του Λονδίνου με τη μορφή διεθνών πιστοποιητικών (GDRs), ενώ διαπραγματεύεται εκτός χρηματιστηριακού κύκλου στην αγορά της Νέας Υόρκης (ADRs).

Το σύνολο των μετοχών σε κυκλοφορία, την 31 Δεκεμβρίου 2007 ανήρχετο σε 410.976.652 τεμάχια.

Η συνεχιζόμενη ανάπτυξη των εργασιών της Τραπέζης και η διαχρονικά συνεπής μερισματική απόδοση της μετοχής συμβάλλουν στην προσέλκυση εγχώριων και ξένων επενδυτών, διαμορφώνοντας την εμπορευσιμότητα της μετοχής, για το έτος 2007, σε 1.307.691 τεμάχια, περίπου, ανά συνεδρίαση κατά μέσο όρο.

Τέλος η πιστοληπτική διαβάθμιση της Τραπέζης διατηρείται σε υψηλά για την ευρωπαϊκή συγκυρία επίπεδα (Standard & Poor's: A-, Moody's: A1, Fitch Ratings: A-), αντανακλά δε την δυναμική των μεγεθών και των εργασιών της και συνηγορεί υπέρ της θετικής χρηματιστηριακής προοπτικής της μετοχής της.

Οι παρούσες οικονομικές καταστάσεις έχουν εγκριθεί από το Διοικητικό Συμβούλιο της 26ης Φεβρουαρίου 2008.

1. Ακολουθούμενες λογιστικές αρχές

1.1 Βάση παρουσίασης

Οι οικονομικές καταστάσεις αφορούν τη χρήση 1.1-31.12.2007, και έχουν συνταχθεί σύμφωνα με τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης (Δ.Π.Χ.Π.), όπως αυτά υιοθετούνται από την Ευρωπαϊκή Ένωση, βάσει του Κανονισμού αριθ. 1606/2002 του Ευρωπαϊκού Κοινοβουλίου και του Συμβουλίου της Ευρωπαϊκής Ένωσης της 19ης Ιουλίου 2002.

Οι παρούσες οικονομικές καταστάσεις έχουν συνταχθεί με βάση την αρχή του ιστορικού κόστους, με εξαίρεση τα ακόλουθα στοιχεία Ενεργητικού και Υποχρεώσεων που αποτιμήθηκαν στην εύλογη αξία τους:

- Αξιόγραφα χαρτοφυλακίου συναλλαγών
- Παράγωγα χρηματοοικονομικά μέσα
- Επενδύσεις και αξιόγραφα διαθέσιμα προς πώληση

Τα ποσά που περιλαμβάνονται στις παρούσες οικονομικές καταστάσεις παρουσιάζονται σε χιλιάδες Ευρώ, εκτός αν αναφέρεται διαφορετικά στις επιμέρους σημειώσεις.

Οι εκτιμήσεις και τα κριτήρια που εφαρμόζονται από την Τράπεζα για τη λήψη αποφάσεων και τα οποία επηρεάζουν τη σύνταξη των οικονομικών καταστάσεων, στηρίζονται σε ιστορικά δεδομένα και σε υποθέσεις που, υπό τις παρούσες συνθήκες, κρίνονται λογικές.

Οι εκτιμήσεις και τα κριτήρια λήψης αποφάσεων, επανεκτιμώνται για να λάβουν υπόψη τις τρέχουσες εξελίξεις και οι επιπτώσεις από τυχόν αλλαγές τους αναγνωρίζονται στις οικονομικές καταστάσεις κατά το χρόνο που πραγματοποιούνται.

Οι λογιστικές αρχές που ακολούθησε η Τράπεζα, για τη σύνταξη των ετησίων οικονομικών καταστάσεων της 31.12.2007, είναι συνεπείς με αυτές που περιγράφονται στις δημοσιευμένες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2006, αφού ληφθούν υπόψη οι κατωτέρω τροποποιήσεις των προτύπων και οι νέες Διερμηνείες, που εκδόθηκαν από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (IASB), υιοθετήθηκαν από την Ευρωπαϊκή Ένωση και η εφαρμογή τους είναι υποχρεωτική από 1.1.2007:

- Διεθνές Πρότυπο Χρηματοοικονομικής Πληροφόρησης 7 *«Χρηματοοικονομικά μέσα: Γνωστοποιήσεις», (Κανονισμός 108/2006)*

  Το ΔΠΧΠ 7 και οι τροποποιήσεις των υπολοίπων Προτύπων, επέφεραν σημαντικές αλλαγές στο περιεχόμενο και τον τρόπο γνωστοποίησης των στοιχείων που αφορούν τα χρηματοοικονομικά μέσα και περιλαμβάνονται στις ετήσιες οικονομικές καταστάσεις της 31.12.2007.

- Τροποποίηση ΔΛΠ 1 *«Παρουσίαση Οικονομικών Καταστάσεων – Γνωστοποιήσεις κεφαλαίων*

  Με την τροποποίηση αυτή απαιτούνται επιπλέον γνωστοποιήσεις για τον τρόπο διαχείρισης των κεφαλαίων της Τραπέζης και ποσοτικές πληροφορίες επ' αυτών που περιλαμβάνονται στις ετήσιες οικονομικές καταστάσεις της 31.12.2007.

- Διερμηνεία 7 *«Εφαρμογή της προσέγγισης της αναπροσαρμογής σύμφωνα με το ΔΛΠ 29 περί υπερπληθωριστικών οικονομιών» (Κανονισμός 708/2006)*

  Η υιοθέτηση της δεν είχε επίπτωση στις οικονομικές καταστάσεις διότι το ΔΛΠ 29 περί υπερπληθωριστικών οικονομιών δεν έχει εφαρμογή στις δραστηριότητες της Τραπέζης

- Διερμηνείες 8 και 9 *«Πεδίο εφαρμογής του ΔΠΧΠ 2» και «Επανεκτίμηση ενσωματωμένων παραγώγων» (Κανονισμός 1329/8.9.2006)*

  Η υιοθέτησή τους δεν είχε επίπτωση στις οικονομικές καταστάσεις της Τραπέζης.

- Διερμηνεία 10 «Ενδιάμεσες Οικονομικές καταστάσεις και απομείωση» (Κανονισμός 610/2007)

  Με την υιοθέτηση της διερμηνείας αυτής δεν επιτρέπεται ο αντιλογισμός ζημιών απομείωσης που έχουν αναγνωρισθεί σε προηγούμενη ενδιάμεση περίοδο και αφορούν υπεραξία, επενδύσεις σε μετοχικούς τίτλους ή χρηματοοικονομικά στοιχεία που αναγνωρίζονται στο κόστος.

  Η εφαρμογή αυτής της διερμηνείας δεν είχε επιπτώσεις στις ακολουθούμενες λογιστικές αρχές της Τραπέζης.

Εκτός των Προτύπων και Διερμηνειών που αναφέρονται ανωτέρω, η Ευρωπαϊκή Ένωση έχει υιοθετήσει τα παρακάτω πρότυπα και διερμηνείες των οποίων η εφαρμογή είναι υποχρεωτική για χρήσεις με έναρξη μετά την 1.1.2007 και δεν έχουν εφαρμοστεί πρόωρα από την Τράπεζα.

- *Διερμηνεία 11* «Δ.Π.Χ.Π. 2 Συναλλαγές συμμετοχικών τίτλων της ιδίας επιχείρησης ή επιχειρήσεων του ιδίου ομίλου».

  Ισχύει για χρήσεις με έναρξη μετά την 1.3.2007 (Κανονισμός 611/1.6.2007).

  Η εφαρμογή αυτής της διερμηνείας δεν αναμένεται να επιφέρει ουσιώδη επίπτωση στις οικονομικές καταστάσεις.

- *Διεθνές Πρότυπο Χρηματοοικονομικής Πληροφόρησης 8* «Τομείς λειτουργίας»

  Ισχύει για χρήσεις με έναρξη από την 1.1.2009 (Κανονισμός 1358/21.11.2007)

  Το Πρότυπο αυτό αντικαθιστά το ΔΛΠ 14 «Οικονομικές πληροφορίες κατά τομέα».

  Η υιοθέτησή του από την Ευρωπαϊκή Ένωση και η εφαρμογή του από την Τράπεζα, αναμένεται να επιφέρει αλλαγές στον τρόπο παρουσίασης των δραστηριοτήτων της κατά τομέα λειτουργίας.

Επίσης, το Συμβούλιο Διεθνών Λογιστικών Προτύπων έχει εκδώσει τα παρακάτω πρότυπα και διερμηνείες, τα οποία όμως δεν έχουν υιοθετηθεί ακόμη από την Ευρωπαϊκή Ένωση και δεν έχουν εφαρμοστεί πρόωρα από την Τράπεζα.

- *Τροποποίηση του Διεθνούς Λογιστικού Προτύπου 23* «Κόστος δανεισμού»
  Ισχύει για χρήσεις με έναρξη από την 1.1.2009

  Την 29η Μαρτίου 2007, το Συμβούλιο εξέδωσε το αναθεωρημένο κείμενο του ΔΛΠ 23, σύμφωνα με το οποίο δεν επιτρέπεται η άμεση καταχώρηση στα αποτελέσματα, του κόστους δανεισμού που συνδέεται άμεσα με στοιχεία ενεργητικού για τα οποία απαιτείται σημαντικός χρόνος μέχρις ότου τεθούν σε παραγωγική λειτουργία ή είναι διαθέσιμα να πωληθούν. Το κόστος αυτό πλέον θα κεφαλαιοποιείται και θα αποτελεί μέρος του κόστους κτήσης του στοιχείου του ενεργητικού.

  Η υιοθέτησή του δεν αναμένεται να έχει ουσιώδη επίπτωση στις οικονομικές καταστάσεις.

- *Τροποποίηση του Διεθνούς Λογιστικού Προτύπου 1* «Παρουσίαση οικονομικών καταστάσεων» – *Ισχύει για χρήσεις με έναρξη από την 1.1.2009.*

  Την 6η Σεπτεμβρίου 2007, το Συμβούλιο εξέδωσε το αναθεωρημένο κείμενο του ΔΛΠ 1, του οποίου οι σημαντικότερες αλλαγές συνοψίζονται στα εξής:

  i. Εισάγεται η έννοια του συνολικού αποτελέσματος (comprehensive income), το οποίο πρέπει να παρουσιάζεται ως μία ξεχωριστή κατάσταση που θα συγκεντρώνει τα κονδύλια που έχουν καταχωρηθεί στα αποτελέσματα της περιόδου και εκείνα που έχουν καταχωρηθεί απευθείας στην καθαρή θέση. Οι επιχειρήσεις δύνανται να απεικονίζουν ξεχωριστή κατάσταση αποτελεσμάτων χρήσης, στη περίπτωση όμως αυτή, τα αποτελέσματα που καταχωρήθηκαν απευθείας στην καθαρή θέση θα παρουσιάζονται σε πρόσθετη κατάσταση.

ii. Η κατάσταση μεταβολών της καθαρής θέσης, θα περιλαμβάνει τα κονδύλια που αφορούν αποκλειστικά τις συναλλαγές των επιχειρήσεων με τους κατόχους στοιχείων της καθαρής τους θέσης.

iii. Στις περιπτώσεις που μία νέα λογιστική αρχή εφαρμόζεται αναδρομικά, καθώς και στις περιπτώσεις αναμορφώσεως κονδυλίων, τα συγκριτικά στοιχεία θα πρέπει να περιλαμβάνουν τους ισολογισμούς του τέλους και της αρχής της προηγούμενης χρήσης.

Η υιοθέτηση του Προτύπου από την Ευρωπαϊκή Ένωση και η εφαρμογή του από την Τράπεζα, αναμένεται να επιφέρει αλλαγές στον τρόπο παρουσίασης των οικονομικών καταστάσεων.

- *Τροποποίηση του Διεθνούς Λογιστικού Προτύπου 27 «Ενοποιημένες και Ιδιαίτερες Οικονομικές Καταστάσεις» και του Διεθνούς Προτύπου Χρηματοοικονομικής Πληροφορήσεως 3 «Συνενώσεις επιχειρήσεων» - Ισχύουν για συνενώσεις επιχειρήσεων που η ημερομηνία απόκτησης αφορά χρήσεις με έναρξη από την 1.7.2009.*

Οι σημαντικότερες αλλαγές που επιφέρουν τα τροποποιημένα πρότυπα, τα οποία εκδόθηκαν την 10η Ιανουαρίου 2008, συνοψίζονται στα εξής:

i. Στις περιπτώσεις μεταβολής του ποσοστού συμμετοχής σε μία επιχείρηση, με την οποία είτε αποκτάται, είτε χάνεται ο έλεγχος, η αξία της επένδυσης που υπήρχε πριν τη μεταβολή του ποσοστού ή αυτής που τυχόν απέμεινε αντίστοιχα, πρέπει να αποτιμάται στην εύλογη αξία, με τη διαφορά να καταχωρείται στα αποτελέσματα.

ii. Δίνεται η δυνατότητα αποτίμησης των δικαιωμάτων τρίτων, κατά την αρχική αναγνώριση, στην εύλογη αξία τους. Επίσης τα δικαιώματα τρίτων θα απορροφούν πλέον, το σύνολο των ζημιών που τους αναλογεί.

iii. Ενδεχόμενο τίμημα εξαγοράς μίας επιχείρησης, αναγνωρίζεται ως υποχρέωση και αποτιμάται στην εύλογη αξία.

iv. Τα έξοδα που σχετίζονται με τη διαδικασία εξαγοράς, δεν αποτελούν πλέον συστατικό του συνολικού τιμήματος εξαγοράς, αλλά θα καταχωρούνται στα αποτελέσματα χρήσης.

Επίσης καθορίζεται ρητά πλέον, ότι τυχόν διαφορά που προκύπτει κατά τη μεταβολή ποσοστών σε μία θυγατρική εταιρία, στην οποία εξακολουθεί να υπάρχει έλεγχος, μεταξύ του τιμήματος και της καθαρής θέσης που αντιστοιχεί στο ποσοστό μεταβολής, καταχωρείται απευθείας στην καθαρή θέση.

- *Τροποποίηση του Διεθνούς Προτύπου Χρηματοοικονομικής Πληροφορήσεως 2 - «Παροχές που εξαρτώνται από την αξία των μετοχών» - Ισχύει για χρήσεις με έναρξη από την 1.1.2009*

Με την τροποποίηση αυτή, που εκδόθηκε την 17η Ιανουαρίου 2008, διευκρινίζεται ότι οι προϋποθέσεις κατοχύρωσης των εν λόγω παροχών, διακρίνονται σε:

i. Προϋποθέσεις που καθορίζουν το αν η επιχείρηση είναι αποδέκτης των υπηρεσιών που παρέχονται και οι οποίες διακρίνονται περαιτέρω σε:
   - προϋποθέσεις κατοχύρωσης που στηρίζονται αποκλειστικά στην παρέλευση του καθορισμένου χρόνου παροχής υπηρεσιών και
   - προϋποθέσεις που ταυτόχρονα επιβάλλουν την επίτευξη συγκεκριμένης απόδοσης

ii. Προϋποθέσεις που δεν σχετίζονται με τη λήψη υπηρεσιών από την επιχείρηση

Επιπλέον, για κάθε μία από τις ανωτέρω κατηγορίες, καθορίζονται διακριτοί κανόνες προσδιορισμού της εύλογης αξίας των παροχών κατά την ημερομηνία χορήγησής τους, καθώς και του λογιστικού χειρισμού στις περιπτώσεις μη επίτευξης των προϋποθέσεων που έχουν τεθεί.
Η υιοθέτηση της τροποποίησης από την Ευρωπαϊκή Ένωση και η εφαρμογή της από την Τράπεζα, δεν αναμένεται να έχει ουσιώδεις επιπτώσεις στις οικονομικές καταστάσεις.

- *Τροποποίηση των Διεθνών Λογιστικών Προτύπου 32 - «Χρηματοοικονομικά μέσα: Παρουσίαση» και 1 «Παρουσίαση των Οικονομικών Καταστάσεων» – Ισχύουν για χρήσεις με έναρξη από την 1.1.2009*

  Με την εφαρμογή της εν λόγω τροποποίησης, η οποία εκδόθηκε την 14η Φεβρουαρίου 2008, χρηματοοικονομικά μέσα που πληρούν τον ορισμό της χρηματοοικονομικής υποχρέωσης, αλλά ταυτόχρονα περιέχουν δικαίωμα για τον κάτοχό τους να απαιτήσει από τον εκδότη την αποπληρωμή τους, κάτω από συγκεκριμένες προϋποθέσεις, κατατάσσονται στην καθαρή θέση του εκδότη. Με την εν λόγω τροποποίηση, απαιτούνται επίσης πρόσθετες γνωστοποιήσεις επί των οικονομικών καταστάσεων.

  Η Τράπεζα εξετάζει τις πιθανές επιπτώσεις που θα έχει η υιοθέτηση και εφαρμογή της τροποποίησης στις οικονομικές καταστάσεις.

- *Διερμηνεία 12 «Συμφωνία παραχώρησης εκμεταλλεύσεως» Ισχύει για χρήσεις με έναρξη από την 1.1.2008*

- *Διερμηνεία 13 «Προγράμματα επιβράβευσης πελατών» Ισχύει για χρήσεις με έναρξη από την 1.7.2008*

- *Διερμηνεία 14 «ΔΛΠ 19 – Όριο αναγνώρισης στοιχείων Ενεργητικού από προγράμματα καθορισμένων παροχών, ελάχιστες απαιτήσεις χρηματοδότησης και η αλληλεπίδρασή τους» Ισχύει για χρήσεις με έναρξη από την 1.1.2008*

  Η Τράπεζα εξετάζει τις επιπτώσεις που θα έχει η υιοθέτηση των ανωτέρω Διερμηνειών, στις οικονομικές της καταστάσεις.

1.2 Πληροφόρηση κατά τομέα

Με δεδομένη την υφιστάμενη διοικητική δομή και διάρθρωση των εργασιών της Τραπέζης και το γεγονός ότι το σημαντικότερο ποσοστό εσόδων της προέρχεται από δραστηριότητες στην Ελλάδα, η Τράπεζα αποφάσισε:

α. την επιλογή των επιχειρηματικών τομέων, ως πρωτεύοντος τύπου παρουσίασης των πληροφοριών. Συγκεκριμένα αναλύονται οι εξής τομείς εργασιών:
- Λιανική Τραπεζική
- Corporate Banking
- Asset Management / Insurance
- Investment Banking / Treasury
- Ν.Α. Ευρώπη
- Λοιπά

β. την κατανομή των εργασιών σε γεωγραφικούς τομείς, που θα αποτελέσει τον δευτερεύοντα τύπο παρουσίασης, στις ακόλουθες γεωγραφικές περιοχές:
- Ελλάδα
- Λοιπές χώρες

Αναλυτικά στοιχεία για την πληροφόρηση κατά επιχειρηματικό και γεωγραφικό τομέα αναφέρονται στη σημείωση 38.

1.3 Συναλλαγές σε ξένο νόμισμα και μετατροπή οικονομικών καταστάσεων μονάδων εξωτερικού

α. Συναλλαγές σε ξένο νόμισμα

Τα στοιχεία που περιλαμβάνονται στις οικονομικές καταστάσεις παρουσιάζονται σε Ευρώ, που είναι το νόμισμα της χώρας, στην οποία έχει την έδρα της η Τράπεζα (λειτουργικό νόμισμα).

Τα στοιχεία των καταστημάτων εξωτερικού αποτιμώνται στο λειτουργικό νόμισμα του κάθε καταστήματος, το οποίο καθορίζεται με κριτήριο το νόμισμα της χώρας στην οποία αυτό δραστηριοποιείται ή με βάση το νόμισμα στο οποίο πραγματοποιούνται, κυρίως, οι συναλλαγές του.

Οι συναλλαγές που πραγματοποιούνται σε ξένα νομίσματα, μετατρέπονται στο λειτουργικό νόμισμα της κάθε εταιρίας, με την ισοτιμία κλεισίματος της ημερομηνίας των συναλλαγών.

Κατά την ημερομηνία συντάξεως των οικονομικών καταστάσεων, τα νομισματικά στοιχεία σε ξένο νόμισμα, του Ενεργητικού και των Υποχρεώσεων, αποτιμώνται με τις τιμές κλεισίματος της ημερομηνίας αυτής. Οι συναλλαγματικές διαφορές, κέρδη ή ζημίες, που προκύπτουν, καταχωρούνται στα αποτελέσματα.

Τα μη νομισματικά στοιχεία του Ενεργητικού και των Υποχρεώσεων, αποτιμώνται με τις τιμές των ξένων νομισμάτων που ίσχυαν κατά την ημερομηνία της αρχικής αναγνώρισής τους, εκτός από τις κατηγορίες των μη νομισματικών στοιχείων που αποτιμώνται σε εύλογες αξίες.

Στην περίπτωση αυτή οι συναλλαγματικές διαφορές αποτελούν μέρος των κερδών ή ζημιών από τη μεταβολή της εύλογης αξίας και καταχωρούνται στα αποτελέσματα ή απευθείας σε αποθεματικό της Καθαρής Θέσης, ανάλογα με την κατηγορία αποτίμησης του μη νομισματικού στοιχείου.

β. Μετατροπή οικονομικών καταστάσεων μονάδων εξωτερικού

Η ενσωμάτωση των οικονομικών καταστάσεων των Καταστημάτων εξωτερικού, που το λειτουργικό τους νόμισμα είναι διαφορετικό από το νόμισμα παρουσίασης των οικονομικών καταστάσεων της Τραπέζης, πραγματοποιείται με τους ακόλουθους κανόνες:

i. Τα στοιχεία του Ενεργητικού και των Υποχρεώσεων μετατρέπονται σε Ευρώ, με βάση την ισοτιμία κλεισίματος της ημερομηνίας συντάξεως κάθε οικονομικής καταστάσεως. Τα συγκριτικά στοιχεία παρατίθενται όπως είχαν μετατραπεί σε Ευρώ κατά τις αντίστοιχες ημερομηνίες συντάξεως των οικονομικών καταστάσεων.

ii. Τα στοιχεία της κατάστασης αποτελεσμάτων (έσοδα και έξοδα), μετατρέπονται σε Ευρώ με βάση το μέσο όρο των ισοτιμιών που ίσχυσαν κατά την περίοδο αναφοράς.

Οι συναλλαγματικές διαφορές που προκύπτουν από τους ανωτέρω κανόνες μετατροπής, καθώς και εκείνες που προκύπτουν από νομισματικά στοιχεία που αποτελούν μέρος της καθαρής επένδυσης σε οικονομικές μονάδες εξωτερικού, καταχωρούνται απευθείας στην Καθαρή Θέση και μεταφέρονται στα αποτελέσματα με την πώλησή τους.

1.4 Διαθέσιμα και ταμειακά ισοδύναμα

Για σκοπούς καταρτίσεως της καταστάσεως ταμειακών ροών, στην κατηγορία αυτή περιλαμβάνονται:

α. Το ταμείο

β. Οι μη δεσμευμένες καταθέσεις σε κεντρικές τράπεζες και

γ. Οι βραχυπρόθεσμες απαιτήσεις από τράπεζες.

Ως βραχυπρόθεσμες απαιτήσεις θεωρούνται αυτές που λήγουν εντός τριών μηνών από την ημερομηνία συντάξεως των οικονομικών καταστάσεων.

1.5 Αρχές ταξινόμησης και αποτίμησης των χρηματοοικονομικών στοιχείων Ενεργητικού

Η Τράπεζα για σκοπούς αποτίμησης διακρίνει τα χρηματοοικονομικά στοιχεία του Ενεργητικού στις ακόλουθες κατηγορίες:

- Δάνεια και απαιτήσεις
- Επενδύσεις διακρατούμενες μέχρι τη λήξη
- Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω των αποτελεσμάτων
- Χρηματοοικονομικά στοιχεία διαθέσιμα προς πώληση

Για κάθε μία από τις ανωτέρω κατηγορίες ισχύουν τα εξής:

α) *Δάνεια και απαιτήσεις*
Στην κατηγορία αυτή η Τράπεζα εντάσσει:
i. τις χορηγήσεις των δανείων σε πελάτες της
ii. τα ποσά που καταβάλλει για την μερική ή ολική κάλυψη ομολογιακών δανείων που εκδίδουν οι πελάτες της και
iii. τις πάσης φύσεως απαιτήσεις έναντι πελατών της, Τραπεζών κ.λπ.
Η κατηγορία αυτή αποτιμάται στο αναπόσβεστο κόστος.

β) *Επενδύσεις διακρατούμενες μέχρι τη λήξη*
Στην κατηγορία αυτή εντάσσονται τα χρηματοοικονομικά στοιχεία του Ενεργητικού για τα οποία υπάρχει πρόθεση και δυνατότητα διακρατήσεως μέχρι τη λήξη τους.
Η κατηγορία αυτή αποτιμάται στο αναπόσβεστο κόστος.
Η Τράπεζα δεν έχει εντάξει κανένα χρηματοοικονομικό στοιχείο στην κατηγορία αυτή.

γ) *Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω αποτελεσμάτων.*
Στην κατηγορία αυτή εντάσσονται χρηματοοικονομικά στοιχεία για τα οποία:
i. Υπάρχει πρόθεση για την πώλησή τους σε βραχύ χρονικό διάστημα, προκειμένου να αξιοποιηθούν βραχυχρόνιες διακυμάνσεις της αγοράς (εμπορικό χαρτοφυλάκιο).

Στην κατηγορία αυτή η Τράπεζα έχει εντάξει τα ομόλογα και έντοκα γραμμάτια Ελληνικού Δημοσίου με σταθερό επιτόκιο, εκτός ορισμένων εκδόσεων για τις οποίες έχει ληφθεί διαφορετική απόφαση, καθώς επίσης και περιορισμένο αριθμό μετοχών και εταιρικών ομολόγων.

ii. Η Τράπεζα επιλέγει, κατά την αρχική αναγνώριση, να τα αποτιμήσει στην εύλογη αξία με μεταφορά της εκάστοτε προκύπτουσας διαφοράς στα αποτελέσματα.

Η επιλογή αυτή μπορεί να γίνει:
- όταν η Διοίκηση της Τραπέζης αξιολογεί και διαχειρίζεται τα εν λόγω χρηματοοικονομικά μέσα με όρους εύλογης αξίας, είτε για σκοπούς διαχείρισης των κινδύνων, είτε ως μέρος μίας στρατηγικής επενδύσεων.
- όταν η επιλογή αυτή εξαλείφει τυχόν λογιστική ασυμμετρία που προκύπτει από την αποτίμηση αυτών των χρηματοοικονομικών μέσων με διαφορετικό τρόπο, (π.χ. στο αναπόσβεστο κόστος), σε σχέση με χρηματοοικονομικά μέσα που σχετίζονται με αυτά, (π.χ. παράγωγα, τα οποία αποτιμώνται στην εύλογη αξία μέσω των αποτελεσμάτων).
- όταν σε χρηματοοικονομικά μέσα, ενσωματώνονται παράγωγα τα οποία διαφοροποιούν ουσιωδώς τις ταμειακές τους ροές.

Η Τράπεζα δεν έχει επιλέξει, κατά την αρχική αναγνώριση, να αποτιμήσει χρηματοοικονομικά στοιχεία στην εύλογη αξία μέσω των αποτελεσμάτων.

δ) *Χρηματοοικονομικά στοιχεία διαθέσιμα προς πώληση*
Στην κατηγορία αυτή εντάσσονται χρηματοοικονομικά στοιχεία που δεν έχουν ενταχθεί σε κάποια από τις ανωτέρω κατηγορίες.
Η Τράπεζα έχει εντάξει στην κατηγορία αυτή:
i. Τα ομόλογα μεταβλητού επιτοκίου
ii. Ορισμένα ομόλογα σταθερού επιτοκίου εκδόσεως Ελληνικού Δημοσίου, για τα οποία έχει ληφθεί συγκεκριμένη απόφαση και ομόλογα σταθερού επιτοκίου λοιπών εκδοτών
iii. Μετοχές και
iv. Μερίδια αμοιβαίων κεφαλαίων.

Η κατηγορία αυτή αποτιμάται στην εύλογη αξία. Οι μεταβολές στην εύλογη αξία καταχωρούνται απευθείας στην Καθαρή Θέση μέχρι την πώληση ή απομείωση των χρηματοοικονομικών στοιχείων, οπότε το συσσωρευμένο κέρδος ή ζημία που έχει αναγνωρισθεί στην Καθαρή Θέση, μεταφέρεται σε λογαριασμό αποτελεσμάτων.

Ο έλεγχος απομείωσης των χρηματοοικονομικών μέσων που εντάσσονται σε αυτή την κατηγορία, διενεργείται σε κάθε ημερομηνία συντάξεως οικονομικών καταστάσεων. Αν μετά την ημερομηνία της αναγνώρισης της ζημίας από απομείωση λάβουν χώρα γεγονότα, που οδηγούν σε μείωση των ήδη αναγνωρισθέντων ποσών απομείωσης, τα ποσά αυτά αναγνωρίζονται ως έσοδα στα αποτελέσματα χρήσης, μόνο στην περίπτωση που αφορούν ομόλογα και λοιπούς χρεωστικούς τίτλους. Αντιθέτως δεν αναστρέφονται ζημίες απομείωσης στην περίπτωση των μετοχών και των μεριδίων αμοιβαίων κεφαλαίων.

Σημειώνεται ότι οι κανόνες αποτίμησης που αναφέρθηκαν ανωτέρω δεν εφαρμόζονται όταν τα χρηματοοικονομικά αυτά στοιχεία υπεισέρχονται σε σχέση αντισταθμίσεως. Στις περιπτώσεις αυτές εφαρμόζονται, οι αρχές που αναφέρονται στη σημείωση 1.6.

1.6 Παράγωγα χρηματοοικονομικά μέσα και λογιστική αντιστάθμισης

Παράγωγα καλούμε τα χρηματοοικονομικά μέσα τα οποία στην έναρξή τους έχουν συνήθως μικρή ή μηδενική αξία, η οποία στη συνέχεια μεταβάλλεται ανάλογα με τη μεταβολή που σημειώνεται σε κάποιο υποκείμενο στοιχείο με το οποίο συνδέονται (συνάλλαγμα, επιτόκια, δείκτη ή άλλη μεταβλητή).

Όταν το παράγωγο αποκτά θετική αξία, αναγνωρίζεται ως στοιχείο του Ενεργητικού, ενώ αντίθετα, όταν αποκτά αρνητική αξία, αναγνωρίζεται ως στοιχείο των υποχρεώσεων.

Τα παράγωγα χρησιμοποιούνται είτε για σκοπούς αντιστάθμισης, είτε για σκοπούς εμπορικούς.

Όλα τα παράγωγα ανεξάρτητα του σκοπού για τον οποίο προορίζονται, αποτιμώνται στην εύλογη αξία τους.

Στην περίπτωση που παράγωγα ενσωματώνονται σε άλλα χρηματοοικονομικά μέσα, π.χ. ομόλογα, δάνεια, καταθέσεις, δανειακές υποχρεώσεις κ.λπ., τα οποία δεν αποτιμώνται στην εύλογη αξία μέσω των αποτελεσμάτων και ταυτόχρονα τα οικονομικά χαρακτηριστικά και οι κίνδυνοι που απορρέουν από τα παράγωγα δεν είναι στενά συνδεδεμένα με τα αντίστοιχα χαρακτηριστικά των κύριων χρηματοοικονομικών μέσων στα οποία ενσωματώνονται, τότε υποχρεωτικά διαχωρίζονται, αποτιμώνται στην εύλογη αξία και συμπεριλαμβάνονται στα παράγωγα χρηματοοικονομικά μέσα ενεργητικού ή υποχρεώσεων.

Στις περιπτώσεις που παράγωγα ενσωματώνονται σε χρηματοοικονομικά μέσα που αποτιμώνται στην εύλογη αξία μέσω των αποτελεσμάτων, η μεταβολή της εύλογης αξίας τους περιλαμβάνεται στη συνολική μεταβολή της εύλογης αξίας των εν λόγω χρηματοοικονομικών μέσων και καταχωρείται στα αποτελέσματα χρηματοοικονομικών πράξεων.

Τα παράγωγα προϊόντα χρησιμοποιούνται στα πλαίσια διαχειρίσεως Ενεργητικού-παθητικού και σύμφωνα πάντα με τις κατευθυντήριες οδηγίες, οι οποίες δίδονται από την Επιτροπή Διαχειρίσεως Ενεργητικού-Παθητικού (ALCO).

Επιπλέον, η Τράπεζα χρησιμοποιεί τα παράγωγα για την αποκόμιση κερδών από βραχυχρόνιες μεταβολές της αγοράς και πάντα μέσα στα πλαίσια αναλήψεως κινδύνων που τίθενται από την αρμόδια Επιτροπή Διαχειρίσεως Ενεργητικού-Παθητικού (ALCO).

Οι διαφορές αποτιμήσεως που προκύπτουν από τα ανωτέρω παράγωγα προϊόντα καταχωρούνται στα αποτελέσματα χρηματοοικονομικών πράξεων.

Όταν η Τράπεζα χρησιμοποιεί παράγωγα για αντιστάθμιση, προβαίνει κατά την έναρξη σε επαρκή τεκμηρίωση της σχέσεως αντισταθμίσεως, καθώς και σε έλεγχο της αποτελεσματικότητας της αντισταθμίσεως. Ο έλεγχος επαναλαμβάνεται σε κάθε ημερομηνία συντάξεως των οικονομικών καταστάσεων.

Διευκρινίζονται ιδιαίτερα τα εξής:

α. *Synthetic Swaps*

Η Τράπεζα, προκειμένου να αυξήσει την απόδοση των καταθέσεων σε επιλεγμένους πελάτες της, χρησιμοποιεί τον μηχανισμό των Synthetic Swaps.

Μετατρέπει δηλαδή τις καταθέσεις από Ευρώ σε JPY και παράλληλα, για την κάλυψη του συναλλαγματικού κινδύνου, προβαίνει σε προθεσμιακή αγορά του συναλλάγματος JPY.

Το αποτέλεσμα, το οποίο παράγεται από την προθεσμιακή πράξη, διασπάται σε τόκους, οι οποίοι προστίθενται στους χρεωστικούς τόκους των καταθέσεων, συναλλαγματικές διαφορές και λοιπά αποτελέσματα χρηματοοικονομικών πράξεων.

β. *Swaps συναλλάγματος (FX Swaps)*

Τα Swaps αυτά χρησιμοποιούνται ως επί το πλείστον για την αντιστάθμιση του κινδύνου, ο οποίος προέρχεται από καταθέσεις και δάνεια των πελατών.

Για τα ανωτέρω Swaps δεν υπάρχει επαρκής τεκμηρίωση για την εφαρμογή λογιστικής αντισταθμίσεως και για το λόγο αυτό εντάσσονται στην κατηγορία των εμπορικών Swaps.

Το αποτέλεσμα το οποίο παράγεται από τα παράγωγα αυτά, διασπάται σε τόκους και συναλλαγματικές διαφορές, προκειμένου να υπάρξει αντιπαράθεση με τους τόκους και τις συναλλαγματικές διαφορές, που παράγονται από τις καταθέσεις και τις χορηγήσεις, καθώς και σε λοιπά αποτελέσματα χρηματοοικονομικών πράξεων.

Λογιστική αντιστάθμισης

Λογιστική αντιστάθμισης είναι ο καθορισμός ειδικών κανόνων αποτίμησης με τους οποίους επιδιώκεται η εξουδετέρωση των αποτελεσμάτων που προκύπτουν τόσο από το αντισταθμιζόμενο στοιχείο όσο και από το μέσο αντιστάθμισης, εξουδετέρωση η οποία δεν επιτυγχάνεται με τους συνήθεις κανόνες αποτίμησης.

Η τεκμηρίωση και η αποτελεσματικότητα των σχέσεων αντιστάθμισης αποτελούν απαραίτητες προϋποθέσεις προκειμένου να εφαρμοστεί λογιστική αντιστάθμισης.

Η διαδικασία τεκμηρίωσης λαμβάνει χώρα κατά την έναρξη της σχέσεως αντιστάθμισης, ενώ ο έλεγχος αποτελεσματικότητας διενεργείται κατά την έναρξη και επαναλαμβάνεται κατά τις ημερομηνίες σύνταξης των οικονομικών καταστάσεων της Τραπέζης.

α. *Αντιστάθμιση εύλογης αξίας*

Με την λογιστική αντιστάθμισης της εύλογης αξίας ενός χρηματοοικονομικού μέσου επιτυγχάνεται η εξουδετέρωση της μεταβολής της εύλογης αξίας του αντισταθμιζόμενου στοιχείου λόγω της επίδρασης ενός ή περισσοτέρων κινδύνων που αντισταθμίζονται.

Η μεταβολή της αξίας του μέσου αντιστάθμισης και η μεταβολή της αξίας του αντισταθμιζόμενου στοιχείου που οφείλεται στους κινδύνους που αντισταθμίζονται, αναγνωρίζονται στο αποτέλεσμα χρήσεως.

Στις περιπτώσεις διακοπής της σχέσεως αντιστάθμισης, τα αντισταθμιζόμενα χρηματοοικονομικά μέσα αποτιμώνται εκ νέου, σύμφωνα με τους κανόνες που ισχύουν για την κατηγορία αποτίμησης στην οποία έχουν ταξινομηθεί, όπως αυτοί αναλύονται στις σημειώσεις 1.5 και 1.15. Ειδικότερα για τα τοκοφόρα χρηματοοικονομικά μέσα, το συνολικό ποσό της μεταβολής της αξίας τους που αντιστοιχεί στο χρονικό διάστημα ισχύος της σχέσεως αντιστάθμισης, αποσβένεται σταδιακά στα αποτελέσματα, μέχρι τη λήξη ή την πώλησή του. Η απόσβεση αυτή ξεκινά από το χρονικό σημείο διακοπής της σχέσης αντισταθμίσεως, βάσει του πραγματικού επιτοκίου που υπολογίζεται εκ νέου για το συγκεκριμένο χρηματοοικονομικό μέσο και καταχωρείται στα έσοδα ή έξοδα εκ τόκων.

Η Τράπεζα, με χρήση επιτοκιακών παραγώγων (IRSs), αντισταθμίζει κινδύνους που αφορούν δανειακές υποχρεώσεις, ομόλογα, δάνεια και προθεσμιακές καταθέσεις σταθερού επιτοκίου. Επίσης με χρήση συναλλαγματικών παραγώγων αντισταθμίζει συναλλαγματικούς κινδύνους που αφορούν επενδύσεις σε θυγατρικές εταιρίες.

β. *Αντιστάθμιση χρηματοροών*

Με την λογιστική αντιστάθμισης των χρηματοροών ενός χρηματοοικονομικού μέσου, επιτυγχάνεται η μετατροπή των χρηματοροών από κυμαινόμενες σε σταθερές.

Το αποτελεσματικό μέρος της μεταβολής της εύλογης αξίας του μέσου αντιστάθμισης αναγνωρίζεται απευθείας στην Καθαρή Θέση, ενώ το μη αποτελεσματικό μέρος αναγνωρίζεται στα αποτελέσματα. Η λογιστική μεταχείριση του αντισταθμιζόμενου στοιχείου δεν μεταβάλλεται.

Δεν συνέτρεξε περίπτωση εφαρμογής λογιστικής αντιστάθμισης χρηματοροών.

γ. *Αντιστάθμιση καθαρής επένδυσης σε οικονομική μονάδα εξωτερικού*

Η λογιστική αντιστάθμισης καθαρής επένδυσης σε οικονομική μονάδα εξωτερικού είναι παρόμοια με τη λογιστική αντιστάθμισης χρηματοροών. Στις περιπτώσεις διακοπής της σχέσεως αντιστάθμισης, τα συσσωρευμένα κέρδη/ζημίες που αναγνωρίστηκαν απευθείας στην καθαρή θέση μεταφέρονται στα αποτελέσματα, με την πώληση της μονάδος.

1.7 Επενδύσεις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες

Στην κατηγορία αυτή εντάσσονται οι συμμετοχές της Τραπέζης σε θυγατρικές και συγγενείς εταιρίες, καθώς και σε κοινοπραξίες.

Οι συμμετοχές αυτές αποτιμώνται στο κόστος κτήσεως, στο οποίο συμπεριλαμβάνονται και τα έξοδα αποκτήσεώς τους μείον τυχόν ζημίες απομειώσεως.

Ποσά που λαμβάνει η Τράπεζα από τις συμμετοχές της λόγω διανομής συσσωρευμένων κερδών τους, που δημιουργήθηκαν μετά την ημερομηνία αποκτήσεώς τους, καταχωρούνται στα έσοδα από μερίσματα. Η αναγνώριση των εσόδων από μερίσματα πραγματοποιείται όταν λαμβάνεται σχετική απόφαση από το αρμόδιο όργανο της εταιρίας στην οποία συμμετέχει η Τράπεζα.

Ποσά που λαμβάνονται από συσσωρευμένα κέρδη που δημιουργήθηκαν πριν την απόκτηση της συμμετοχής, θεωρούνται επιστροφή κεφαλαίου και μειώνουν το κόστος κτήσεως της επένδυσης.

1.8 Ενσώματα πάγια στοιχεία (ιδιοχρησιμοποιούμενα)

Στην κατηγορία αυτή περιλαμβάνονται τα οικόπεδα, τα κτήρια των κεντρικών υπηρεσιών και των Καταστημάτων, οι δαπάνες προσθηκών και βελτιώσεων σε μισθωμένα ακίνητα, και ο κινητός εξοπλισμός.

Τόσο τα ακίνητα, όσο και ο κινητός εξοπλισμός αναγνωρίζονται αρχικά στο κόστος κτήσεώς τους, προσαυξημένο με τα έξοδα που σχετίζονται με τη συναλλαγή για την απόκτησή τους.

Μετά την αρχική αναγνώριση αποτιμώνται στο κόστος κτήσεως, μείον τις συσσωρευμένες αποσβέσεις και τις τυχόν συσσωρευμένες ζημίες από την απομείωση της αξίας τους.

Μεταγενέστερες δαπάνες επαυξάνουν την αξία του παγίου ή αναγνωρίζονται ως ξεχωριστό πάγιο, μόνο όταν είναι πολύ πιθανόν να προκύψουν μελλοντικά οικονομικά οφέλη.

Δαπάνες επισκευών και συντηρήσεων επιβαρύνουν τα αποτελέσματα της χρήσεως στην οποία πραγματοποιούνται.

Οι αποσβέσεις των κτηρίων και του εξοπλισμού, διενεργούνται στο κόστος κτήσεως μείον την υπολειμματική τους αξία, και υπολογίζονται σύμφωνα με τη σταθερή μέθοδο λαμβάνοντας υπόψη τη διάρκεια της αναμενόμενης ωφέλιμης ζωής τους.

Η ωφέλιμη ζωή ανά κατηγορία παγίων έχει καθορισθεί ως εξής:

- Κτήρια ιδιόκτητα:	33 χρόνια
- Προσθήκες και βελτιώσεις σε μισθωμένα ακίνητα:	η διάρκεια της μισθώσεως
- Εξοπλισμός και μεταφορικά μέσα:	από 4 έως 20 χρόνια

Οι εδαφικές εκτάσεις δεν αποσβένονται. Εξετάζονται όμως για τυχόν απομείωση της αξίας τους.

Οι υπολειμματικές αξίες των παγίων και η ωφέλιμη ζωή τους αναπροσαρμόζονται, αν είναι απαραίτητο, κάθε φορά που συντάσσονται οικονομικές καταστάσεις.

Τα πάγια της Τραπέζης εξετάζονται σε ετήσια βάση για ενδείξεις απομείωσης και εάν έχουν υποστεί απομείωση προσαρμόζονται στην ανακτήσιμη αξία τους με ισόποση επιβάρυνση των αποτελεσμάτων. Κέρδη και ζημίες από διαθέσεις παγίων αναγνωρίζονται στα αποτελέσματα χρήσεως.

1.9 Επενδύσεις σε ακίνητα

Στην κατηγορία αυτή η Τράπεζα έχει εντάξει κτήρια ή τμήματα κτηρίων και την αναλογία τους επί του οικοπέδου, τα οποία εκμισθώνει με λειτουργική μίσθωση.

Οι επενδύσεις αυτές, αναγνωρίζονται αρχικά στο κόστος κτήσεώς τους, προσαυξημένο με τα έξοδα που σχετίζονται με τη συναλλαγή για την απόκτησή τους.

Μετά την αρχική αναγνώριση αποτιμώνται στο κόστος κτήσεως, μείον τις συσσωρευμένες αποσβέσεις και τις τυχόν συσσωρευμένες ζημίες από την απομείωση της αξίας τους.

Μεταγενέστερες δαπάνες επαυξάνουν την αξία του παγίου ή αναγνωρίζονται ως ξεχωριστό πάγιο, μόνο όταν είναι πολύ πιθανόν να προκύψουν μελλοντικά οικονομικά οφέλη.

Δαπάνες επισκευών και συντηρήσεων επιβαρύνουν τα αποτελέσματα της χρήσεως στην οποία πραγματοποιούνται.

Για τον υπολογισμό των αποσβέσεων, η ωφέλιμη ζωή τους έχει καθορισθεί ίση με αυτή των ιδιοχρησιμοποιούμενων ακινήτων και χρησιμοποιείται η σταθερή μέθοδος.

1.10 Υπεραξία και λοιπά άυλα πάγια στοιχεία

Στην κατηγορία αυτή η Τράπεζα έχει εντάξει:

α) Τα προγράμματα λογισμικού, τα οποία παρακολουθούνται στο κόστος κτήσεως μείον τις συσσωρευμένες αποσβέσεις τους. Οι αποσβέσεις υπολογίζονται με βάση τη διάρκεια της αναμενόμενης ωφέλιμης ζωής τους, την οποία η Τράπεζα έχει καθορίσει σε 3 έως 4 έτη. Έξοδα που αφορούν τη συντήρηση των προγραμμάτων λογισμικού αναγνωρίζονται στο λογαριασμό αποτελεσμάτων της χρήσεως που πραγματοποιούνται.

β) Εμπορικά σήματα και λοιπά δικαιώματα τραπεζικής ιδιοκτησίας, τα οποία παρακολουθούνται στο κόστος κτήσεως μείον τις συσσωρευμένες αποσβέσεις τους. Οι αποσβέσεις υπολογίζονται με βάση τη διάρκεια της αναμενόμενης ωφέλιμης ζωής τους, την οποία η Τράπεζα έχει καθορίσει σε 5 έτη.

Τα άυλα πάγια αποτιμώνται στο ιστορικό κόστος μειωμένο κατά τις συσσωρευμένες αποσβέσεις, με εξαίρεση αυτά που έχουν αόριστη διάρκεια ωφέλιμης ζωής, τα οποία δεν αποσβένονται. Όλα τα άυλα πάγια εξετάζονται για τυχόν απομείωση της αξίας τους.

Για τα άυλα στοιχεία η Τράπεζα δεν υπολογίζει υπολειμματική αξία.

1.11 Μισθώσεις

Η Τράπεζα συνάπτει συμβάσεις επί παγίων είτε ως μισθωτής είτε ως εκμισθωτής.

Όταν οι κίνδυνοι και τα οφέλη των παγίων που εκμισθώνονται, μεταφέρονται στον μισθωτή, τότε οι αντίστοιχες συμβάσεις χαρακτηρίζονται ως χρηματοδοτικές μισθώσεις.

Όλες οι υπόλοιπες συμβάσεις μίσθωσης χαρακτηρίζονται ως λειτουργικές μισθώσεις.

Ανάλογα με τα χαρακτηριστικά που διέπουν τις συμβάσεις μίσθωσης ο λογιστικός χειρισμός τους, έχει ως εξής:

α) *Όταν η Τράπεζα είναι εκμισθωτής*

i. Χρηματοδοτικές μισθώσεις:
Στις περιπτώσεις συμβάσεων χρηματοδοτικής μίσθωσης, στις οποίες η Τράπεζα λειτουργεί ως εκμισθωτής, το συνολικό ποσό των μισθωμάτων που προβλέπει η σύμβαση μισθώσεως καταχωρείται στην κατηγορία δάνεια και απαιτήσεις κατά πελατών.
Η διαφορά, μεταξύ της παρούσας αξίας (καθαρή επένδυση) των μισθωμάτων και του συνολικού ποσού των μισθωμάτων, αναγνωρίζεται ως μη δεδουλευμένος τόκος και εμφανίζεται αφαιρετικά των απαιτήσεων.
Οι εισπράξεις των μισθωμάτων μειώνουν την συνολική απαίτηση από μισθώματα, ενώ το χρηματοοικονομικό έσοδο αναγνωρίζεται με τη μέθοδο των δεδουλευμένων.

Οι απαιτήσεις από χρηματοδοτικές μισθώσεις εξετάζονται για απομείωση της αξίας τους, σύμφωνα με τη διαδικασία που ισχύει για τα δάνεια και τις απαιτήσεις κατά πελατών, όπως αυτή περιγράφεται στη σημείωση 1.12.

ii. Λειτουργικές μισθώσεις:

Στις περιπτώσεις λειτουργικών μισθώσεων, η Τράπεζα που λειτουργεί ως εκμισθωτής, παρακολουθεί το μισθωμένο πάγιο ως στοιχείο Ενεργητικού, διενεργώντας αποσβέσεις με βάση την ωφέλιμη ζωή του. Το ποσό των μισθωμάτων, που αντιστοιχούν στη χρήση του μισθωμένου παγίου, αναγνωρίζεται ως έσοδο, στην κατηγορία λοιπά έσοδα, με τη μέθοδο του δεδουλευμένου.

β) Όταν η Τράπεζα είναι μισθωτής

i. Χρηματοδοτικές μισθώσεις:

Στις περιπτώσεις συμβάσεων χρηματοδοτικής μίσθωσης, στις οποίες η Τράπεζα λειτουργεί ως μισθωτής, ο μισθωμένος εξοπλισμός περιλαμβάνεται στην ανάλογη κατηγορία παγίων, όπως και τα ιδιόκτητα πάγια, ενώ η σχετική υποχρέωση προς τον εκμισθωτή, περιλαμβάνεται στις λοιπές υποχρεώσεις.

Τα μισθωμένα, με χρηματοδοτική μίσθωση, πάγια και η σχετική υποχρέωση, αναγνωρίζονται αρχικά, στη μικρότερη αξία μεταξύ της εύλογης αξίας των παγίων και της παρούσας αξίας των ελάχιστων υποχρεωτικών μισθωμάτων που έχουν συμφωνηθεί να καταβληθούν στον εκμισθωτή.

Η παρούσα αξία των μισθωμάτων υπολογίζεται με επιτόκιο προεξόφλησης εκείνο που αναφέρεται στη σύμβαση μισθώσεως, ή όπου αυτό δεν αναφέρεται με βάση το επιτόκιο δανεισμού που θα επιβαρυνόταν η Τράπεζα για αντίστοιχη χρηματοδότησή της για τον ίδιο σκοπό.

Μετά την αρχική καταχώρηση, τα πάγια αποσβένονται με βάση την ωφέλιμη ζωή τους, εκτός αν η διάρκεια της μισθώσεως είναι μικρότερη και το πάγιο δεν αναμένεται να περιέλθει στην κατοχή της Τραπέζης κατά τη λήξη της σύμβασης, οπότε και οι αποσβέσεις διενεργούνται με βάση τη διάρκεια της μίσθωσης.

Τα μισθώματα που καταβάλλονται στον εκμισθωτή, κατανέμονται σε μείωση της υποχρέωσης και επιβάρυνση των αποτελεσμάτων ως έξοδα εκ τόκων, με βάση την τοκοχρεολυτική μέθοδο.

ii. Λειτουργικές μισθώσεις:

Στις περιπτώσεις λειτουργικών μισθώσεων, η Τράπεζα, που λειτουργεί ως μισθωτής, δεν καταχωρεί το μισθωμένο πάγιο ως στοιχείο Ενεργητικού, αναγνωρίζει δε, ως έξοδο, στην κατηγορία γενικά διοικητικά έξοδα, τα ποσά των μισθωμάτων που αντιστοιχούν στη χρήση του μισθωμένου παγίου, με τη μέθοδο του δεδουλευμένου.

1.12 Απομείωση δανείων

Για τον υπολογισμό της απομείωσης των δανείων, η Τράπεζα διενεργεί σε κάθε ημερομηνία συντάξεως οικονομικών καταστάσεων, έλεγχο απομείωσης (impairment test), σύμφωνα με τις γενικές αρχές και τη μεθοδολογία που περιγράφονται στο ΔΛΠ 39 και στις σχετικές με αυτό οδηγίες εφαρμογής.

Ειδικότερα, η όλη διαδικασία περιλαμβάνει τα ακόλουθα βήματα:

α. *Καθορισμός των συμβάντων που αποτελούν το έναυσμα για τη διενέργεια ελέγχου απομείωσης (trigger events)*

Τα δάνεια ή οι απαιτήσεις, στις οποίες υπάρχουν καθυστερημένες οφειλές πελατών από κεφάλαιο ή και τόκους πάνω από 90 ημέρες, αποτελούν για την Τράπεζα, το μεγαλύτερο σε όγκο μέρος του χαρτοφυλακίου, στο οποίο επικεντρώνεται κυρίως ο έλεγχος απομείωσης.

Έλεγχος απομείωσης μπορεί να γίνει επίσης και για καθυστερήσεις μικρότερες από 90 ημέρες, ή ακόμα και όταν δεν υπάρχουν καθόλου καθυστερήσεις όταν:

i. έχουν αρχίσει σε βάρος των δανειοληπτών, διαδικασίες αναγκαστικής εκτέλεσης με επισπεύδουσες τρίτες Τράπεζες ή άλλους πιστωτές ή

ii. έχουν περιέλθει σε γνώση της Τραπέζης, πληροφορίες για επιδείνωση της χρηματοοικονομικής θέσης των πιστούχων (πτώση πωλήσεων ή περιθωρίου μικτού κέρδους, μείωση κερδών κ.λπ.) ή άλλα γεγονότα (κήρυξη σε πτώχευση, τυχαία γεγονότα όπως πλημμύρα, πυρκαγιά κ.λπ. στις εγκαταστάσεις της επιχείρησης), που συνέβησαν μετά την ημερομηνία της αρχικής αναγνώρισης και τα οποία εκτιμάται ότι θα έχουν επίπτωση στην ομαλή εξυπηρέτηση των δανείων.

Τέλος, έλεγχος απομείωσης διενεργείται σε χρηματοδοτήσεις που έχουν γίνει σε κλάδους της οικονομίας ή συγκεκριμένες γεωγραφικές περιοχές, που έχουν αρχίσει να εμφανίζουν προβλήματα, τα οποία ανεφύησαν μετά την ημερομηνία της αρχικής αναγνώρισης των δανείων.

β. *Καθιέρωση κριτηρίων για τον έλεγχο σε ατομική βάση ή σε επίπεδο χαρτοφυλακίου*

Το ύψος του ανεξόφλητου υπολοίπου κάθε δανείου ή απαίτησης, αποτελεί για την Τράπεζα, το βασικό κριτήριο διαχωρισμού για το εάν ο έλεγχος της απομείωσης θα γίνει σε ατομική βάση, ή σε επίπεδο χαρτοφυλακίου.

Η Τράπεζα απεφάσισε το ποσό των € 1 εκατ. να αποτελέσει το σημείο διαχωρισμού.

Για τον ακριβή καθορισμό του ποσού λήφθηκαν υπόψη παράγοντες όπως η σύνθεση του χαρτοφυλακίου, οι συγκεκριμένες συνθήκες σε κάθε αγορά, όπως επίσης και η κτηθείσα μέχρι σήμερα εμπειρία, όσον αφορά τον έλεγχο και την εν γένει διαχείριση του χαρτοφυλακίου.

γ. *Καθορισμός των χαρτοφυλακίων με κοινά χαρακτηριστικά κινδύνου*

Στις περιπτώσεις που με βάση τα υπόλοιπα των δανείων, ο έλεγχος πρέπει να γίνει σε επίπεδο χαρτοφυλακίων που εμφανίζουν κοινά χαρακτηριστικά, όσον αφορά την εκδήλωση του πιστωτικού κινδύνου, οι ομάδες χαρτοφυλακίων επιλέγονται με κριτήρια:

i. τον κλάδο στον οποίον ανήκουν οι δανειολήπτριες εταιρίες (κατασκευαστικές, τεχνικές, τουριστικές κ.λπ.), αν πρόκειται για επιχειρηματικά δάνεια

ii. την κατηγορία του δανείου (καταναλωτικά, δάνεια με πιστωτικές κάρτες, στεγαστικά κ.λπ.), αν πρόκειται για δάνεια σε ιδιώτη

Η Τράπεζα τηρεί εσωτερικά στοιχεία με περισσότερη ανάλυση και εφόσον από τα ιστορικά δεδομένα τεκμηριωθεί η ανάγκη, προβαίνει σε περαιτέρω ανάλυση ή σε σύμπτυξη χαρτοφυλακίων.

δ. *Μεθοδολογία προσέγγισης των μελλοντικών ταμειακών ροών σε απομειούμενα δάνεια*

Η Τράπεζα έχει δημιουργήσει ισχυρή βάση με ιστορικά δεδομένα πέντε ετών, που περιλαμβάνει τα ποσά που τελικά απομειώνεται η αξία των δανείων (Loss given default - LGD), μετά την ολοκλήρωση των διαδικασιών αναγκαστικής εκτέλεσης ή άλλων μέτρων που λαμβάνει, στα πλαίσια της προσπάθειας για την ικανοποίηση των απαιτήσεών της από δάνεια και αφού ληφθούν υπόψη οι πάσης φύσεως ενοχικές και εμπράγματες εξασφαλίσεις επί των δανείων.
Με βάση τα δεδομένα αυτά, υπολογίζεται το ύψος της απομείωσης τόσο σε ατομικό επίπεδο, όσο και σε επίπεδο χαρτοφυλακίου, αφού δοθεί σε κάθε ροή η διάσταση του χρόνου.

Η αναγωγή των ταμειακών ροών σε παρούσες αξίες γίνεται με το αρχικό επιτόκιο της πραγματικής απόδοσης.

ε. *Εκτοκισμός απομειωμένων δανείων*

Όλα τα απομειωμένα δάνεια εκτοκίζονται με το αρχικό επιτόκιο της πραγματικής απόδοσης (effective interest rate) υπολογιζόμενο στο κεφάλαιο που έχει απομείνει μετά την απομείωση.

στ. *Χειρισμός των ποσών απομείωσης*

Αρχή της Τραπέζης είναι να προβαίνει σε οριστικές διαγραφές με τα προς απομείωση ποσά των δανείων. Εξαίρεση γίνεται σε περιορισμένο αριθμό περιπτώσεων δανείων, με μεγάλα συνήθως υπόλοιπα, όπου δημιουργούνται υπο-αντίθετοι λογαριασμοί πρόβλεψης (allowance accounts).

ζ. *Ανακτήσεις / εισπράξεις ποσών σε απομειωθέντα δάνεια*

Αν μετά την ημερομηνία της αναγνώρισης της ζημίας από απομείωση λάβουν χώρα γεγονότα, που οδηγούν σε μείωση των ήδη αναγνωρισθέντων ποσών απομείωσης ή εισπραχθούν ποσά από διαγραφέντα δάνεια, τα ποσά αυτά αναγνωρίζονται στο λογαριασμό ζημιές απομείωσης και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου.

1.13 Αναβαλλόμενη φορολογία

Αναβαλλόμενος φόρος είναι ο φόρος που θα πληρωθεί ή θα ανακτηθεί στο μέλλον και σχετίζεται με λογιστικές πράξεις που έγιναν κατά τη διάρκεια της κλειομένης χρήσεως αλλά θεωρούνται φορολογητέα έσοδα ή εκπεστέα έξοδα μελλοντικών χρήσεων. Υπολογίζεται στις προσωρινές διαφορές μεταξύ της φορολογικής βάσης των απαιτήσεων και υποχρεώσεων και της αντίστοιχης λογιστικής τους αξίας.

Οι αναβαλλόμενες φορολογικές απαιτήσεις και υποχρεώσεις υπολογίζονται με τους φορολογικούς συντελεστές που αναμένονται να εφαρμοστούν στην περίοδο κατά την οποία θα τακτοποιηθεί η απαίτηση ή η υποχρέωση, λαμβάνοντας υπόψη τους φορολογικούς συντελεστές (και νόμους) που έχουν θεσπιστεί μέχρι την ημερομηνία του ισολογισμού.

Αναβαλλόμενες φορολογικές απαιτήσεις αναγνωρίζονται μόνο όταν πιθανολογούνται μελλοντικά φορολογητέα κέρδη, από τα οποία παρέχεται η δυνατότητα να εκπέσουν οι αντίστοιχες προσωρινές διαφορές.

Ο αναβαλλόμενος φόρος καταχωρείται στην Κατάσταση Αποτελεσμάτων, μαζί με τον τρέχοντα φόρο, ή απευθείας στην Καθαρή Θέση αν αφορά στοιχεία που έχουν αναγνωρισθεί απευθείας στην Καθαρή Θέση.

1.14 Στοιχεία Ενεργητικού προς πώληση

Πρόκειται για ενσώματα πάγια στοιχεία που η Τράπεζα έχει αποκτήσει κυρίως μέσω πλειστηριασμών, και προορίζονται για πώληση.

Πριν από την κατάταξή τους ως στοιχεία κατεχόμενα προς πώληση, τα στοιχεία της κατηγορίας αυτής αποτιμώνται με βάση τους κανόνες που επιβάλλονται από τα επιμέρους Λογιστικά Πρότυπα που τα αφορούν.

Τα κατεχόμενα προς πώληση στοιχεία, αρχικά, αναγνωρίζονται στη χαμηλότερη τιμή μεταξύ της λογιστικής και της εύλογης αξίας αφαιρουμένης της παρούσας αξίας τυχόν εξόδων που θα προκύψουν από την πώληση.

Οποιαδήποτε ζημία προκύψει από τη σύγκριση, καταχωρείται άμεσα στα αποτελέσματα. Η παραπάνω ζημία απομείωσης, η οποία δύναται να αναστραφεί στο μέλλον, κατανέμεται στα επιμέρους στοιχεία ενεργητικού, αν η πρόθεση πώλησης αφορά ομάδα στοιχείων ενεργητικού, με εξαίρεση ορισμένων στοιχείων αυτής της ομάδας, όπως ορίζει το Πρότυπο. Κατά τη διαδικασία κατανομής των ζημιών απομείωσης, πρώτα εξαλείφεται τυχόν υπεραξία (Goodwill), που αντιστοιχεί στην ομάδα και τυχόν υπόλοιπο, που απομένει, κατανέμεται αναλογικά στα υπόλοιπα στοιχεία.

Για τα στοιχεία ενεργητικού που εντάσσονται στην κατηγορία αυτή δεν διενεργούνται αποσβέσεις. Εξετάζονται όμως, για τυχόν απομείωση, κάθε φορά που συντάσσονται οικονομικές καταστάσεις.

Κέρδη και ζημίες από διαθέσεις στοιχείων αυτής της κατηγορίας αναγνωρίζονται στα αποτελέσματα.

1.15 Χρηματοοικονομικές υποχρεώσεις

Η Τράπεζα για σκοπούς αποτίμησης διακρίνει τις χρηματοοικονομικές υποχρεώσεις στις ακόλουθες κατηγορίες:

α) Χρηματοοικονομικές υποχρεώσεις που αποτιμώνται στην εύλογη αξία μέσω αποτελεσμάτων

i. Στην κατηγορία αυτή εντάσσονται χρηματοοικονομικά στοιχεία τα οποία κατέχονται για εμπορικούς σκοπούς αν:
   - Υπάρχει πρόθεση για την πώληση ή την επαναγορά τους σε βραχύ χρονικό διάστημα, προκειμένου να αξιοποιηθούν βραχυχρόνιες διακυμάνσεις της αγοράς, ή
   - Είναι παράγωγα προϊόντα που δεν αποτελούν μέσα αντιστάθμισης

ii. Στην κατηγορία αυτή εντάσσονται επίσης χρηματοοικονομικές υποχρεώσεις τις οποίες η Τράπεζα επιλέγει, κατά την αρχική αναγνώριση, να αποτιμήσει στην εύλογη αξία μέσω των αποτελεσμάτων, σύμφωνα με τα κριτήρια που αναφέρονται στη σημείωση 1.5 (σημείο vii).

Η Τράπεζα έχει εντάξει στην κατηγορία των χρηματοοικονομικών υποχρεώσεων που κατέχονται για εμπορικούς σκοπούς, τα παράγωγα προϊόντα που δεν χρησιμοποιούνται για αντιστάθμιση άλλων μέσων.

Τα παράγωγα αυτά, όπως και οι υποχρεώσεις από παράγωγα προϊόντα τα οποία αποτελούν μέσα αντιστάθμισης, εμφανίζονται στις Υποχρεώσεις ως «Παράγωγα χρηματοοικονομικά μέσα» και οι κανόνες αποτίμησής τους ακολουθούν όσα αναφέρονται στη σημείωση 1.6.

Η Τράπεζα δεν έχει επιλέξει, κατά την αρχική αναγνώριση, να αποτιμήσει χρηματοοικονομικές υποχρεώσεις στην εύλογη αξία μέσω των αποτελεσμάτων.

β) Χρηματοοικονομικές υποχρεώσεις που αποτιμώνται στο αναπόσβεστο κόστος

Οι υποχρεώσεις αυτές εκτοκίζονται με τη μέθοδο του πραγματικού επιτοκίου.

Στην κατηγορία αυτή ανήκουν οι υποχρεώσεις προς πιστωτικά ιδρύματα και πελάτες, οι Ομολογίες εκδόσεώς μας και οι λοιπές δανειακές υποχρεώσεις.

Στην περίπτωση που χρηματοοικονομικές υποχρεώσεις της εν λόγω κατηγορίας υπεισέρχονται σε σχέση αντισταθμίσεως, εφαρμόζονται επιπλέον, οι αρχές που αναφέρονται στη σημείωση 1.6.

1.16 Προγράμματα παροχών στο προσωπικό

Στην Τράπεζα λειτουργούν προγράμματα καθορισμένων παροχών καθώς και προγράμματα καθορισμένων συνεισφορών. Στα προγράμματα καθορισμένων παροχών η παροχή αποτελεί συνάρτηση των ετών υπηρεσίας και του μισθού και υπάρχει εγγύηση κάλυψής της από την Τράπεζα.

Στα προγράμματα καθορισμένων συνεισφορών η Τράπεζα καταβάλλει ένα καθορισμένο, κατά περίπτωση, ποσό εισφοράς σε έναν ανεξάρτητο φορέα.

Η Τράπεζα δεν έχει περαιτέρω υποχρέωση, νομική ή τεκμαρτή, να καταβάλλει επιπλέον εισφορές, σε περίπτωση που ο φορέας αυτός δεν έχει τα απαραίτητα περιουσιακά στοιχεία για την κάλυψη των παροχών, που σχετίζονται με την υπηρεσία του προσωπικού στο τρέχον ή σε παρελθόντα έτη.

Η υποχρέωση που αναγνωρίζεται στις οικονομικές καταστάσεις για τα προγράμματα καθορισμένων παροχών, είναι η παρούσα αξία των δεδουλευμένων παροχών μείον την εύλογη αξία των περιουσιακών στοιχείων των προγραμμάτων, λαμβάνοντας υπόψη προσαρμογές για τυχόν αναλογιστικά αποτελέσματα (κέρδη/ζημίες) και κόστος για υπηρεσίες παρελθόντων ετών.

Το ποσό που προκύπτει με την ως άνω μέθοδο μπορεί να είναι αρνητικό, δηλαδή απαίτηση. Το ποσό της απαίτησης αυτής δεν μπορεί να υπερβαίνει το σύνολο:

α) των συσσωρευμένων μη αναγνωρισθεισών ζημιών και του κόστους υπηρεσίας παρελθόντων ετών και

β) της παρούσας αξίας του οικονομικού οφέλους που λαμβάνει τη μορφή επιστροφής ποσών από το πρόγραμμα στην Τράπεζα ή μείωσης στα ποσά των μελλοντικών εισφορών της Τραπέζης στο πρόγραμμα.

Το ύψος της υποχρέωσης ή απαίτησης προσδιορίζεται ετησίως βάσει αναλογιστικής μελέτης που εκπονείται από ανεξάρτητη αναλογιστική εταιρία, χρησιμοποιώντας τη μέθοδο της προβλεπόμενης μονάδας υποχρέωσης (projected unit credit method).

Η παρούσα αξία της προσδιορίζεται προεξοφλώντας τις εκτιμώμενες μελλοντικές χρηματοροές με το επιτόκιο που ισχύει για εταιρικό ομόλογο υψηλής πιστωτικής διαβάθμισης, που έχει εκδοθεί σε νόμισμα κοινό με αυτό στο οποίο καταβάλλεται η καθορισμένη παροχή και έχει εναπομένουσα διάρκεια που εναρμονίζεται με τη διάρκεια της σχετικής υποχρέωσης.

Τα συσσωρευμένα αναλογιστικά κέρδη/ζημίες, που προκύπτουν, από την απόκλιση μεταξύ εκτιμήσεων και εμπειρίας καθώς και τη μεταβολή των χρησιμοποιούμενων αναλογιστικών υποθέσεων, κατά το μέρος που υπερβαίνουν το 10% του μεγαλύτερου μεταξύ των δεδουλευμένων υποχρεώσεων και της εύλογης αξίας των περιουσιακών στοιχείων του προγράμματος, αποσβένονται σε περίοδο ίση με τη μέση εναπομένουσα εργάσιμη ζωή του προσωπικού.

Το κόστος από την υπηρεσία παρελθόντων ετών αναγνωρίζεται άμεσα στα αποτελέσματα χρήσεως, εκτός αν οι μεταβολές στη βάση υπολογισμού της παροχής εξαρτώνται από την παραμονή των εργαζομένων στην υπηρεσία για μία καθορισμένη χρονική περίοδο. Στη δεύτερη περίπτωση το κόστος υπηρεσίας παρελθόντων ετών αποσβένεται με τη γραμμική μέθοδο στη διάρκεια της περιόδου αυτής.

Για τα προγράμματα καθορισμένων συνεισφορών η Τράπεζα καταβάλλει εισφορές, σε φορείς ασφάλισης δημόσιου ή ιδιωτικού δικαίου καθώς και σε ασφαλιστικές εταιρίες και ειδικούς λογαριασμούς, σε υποχρεωτική ή προαιρετική βάση. Η υποχρέωση εξαντλείται στην καταβολή συγκεκριμένης εισφοράς κατά περίπτωση. Οι εισφορές αναγνωρίζονται στις δαπάνες προσωπικού εφαρμόζοντας την αρχή των δεδουλευμένων. Τυχόν προπληρωμένες εισφορές αναγνωρίζονται ως απαίτηση εφόσον συνοδεύονται είτε με επιστροφή μετρητών είτε με μείωση μελλοντικών εισφορών.

1.17 Χορήγηση δικαιωμάτων προαιρέσεως, επί μετοχών της Τραπέζης, στο προσωπικό

Η Τράπεζα επιβραβεύει ανώτερα στελέχη της, με κριτήριο την αποδοτικότητά τους, με την χορήγηση δικαιωμάτων προαιρέσεως επί μετοχών της Τραπέζης. Ο αριθμός των παρεχομένων δικαιωμάτων, η τιμή και ο χρόνος ενασκήσεώς τους αποφασίζεται κατά περίπτωση από το Διοικητικό Συμβούλιο εντός των πλαισίων που έχει εγκρίνει η Γενική Συνέλευση.

Η εύλογη αξία τους, που προσδιορίζεται κατά την ημερομηνία διάθεσης, αναγνωρίζεται ως αμοιβή (έξοδο) προσωπικού με αντίστοιχη αύξηση αποθεματικού της καθαρής θέσης, κατά την περίοδο μεταξύ διάθεσης και ενάσκησης των εν λόγω δικαιωμάτων. Το ποσό που καταβάλλεται από τους κατόχους των δικαιωμάτων κατά την ενάσκησή τους αυξάνει το μετοχικό κεφάλαιο και το σχηματισθέν αποθεματικό από τα ενασκηθέντα δικαιώματα μεταφέρεται στον λογαριασμό «Διαφορά από έκδοση μετοχών υπέρ το άρτιο».

1.18 Προβλέψεις

Προβλέψεις αναγνωρίζονται όταν υπάρχει παρούσα νομική ή τεκμαιρόμενη υποχρέωση, που έχει προκληθεί από γεγονότα που έχουν ήδη συμβεί και είναι βέβαιο ότι η τακτοποίησή της θα δημιουργήσει μία εκροή, το ύψος της οποίας μπορεί να εκτιμηθεί αξιόπιστα.

Η αναγνώριση των προβλέψεων γίνεται στην παρούσα αξία των κεφαλαίων που αναμένεται να απαιτηθούν για να τακτοποιήσουν την συγκεκριμένη υποχρέωση.

Ο υπολογισμός της παρούσας αξίας στηρίζεται σε προεξοφλητικά επιτόκια που αντανακλούν τις σημερινές εκτιμήσεις για την χρονική αξία του χρήματος.

Οι σχηματισθείσες ήδη προβλέψεις μειώνονται με τα ποσά που καταβάλλονται για τον διακανονισμό των συγκεκριμένων υποχρεώσεων.

Το ποσό της σχηματισμένης προβλέψεως επανεκτιμάται σε κάθε ημερομηνία συντάξεως των οικονομικών καταστάσεων.

Προβλέψεις για μελλοντικές λειτουργικές ζημίες δεν αναγνωρίζονται.

Μελλοντικά γεγονότα τα οποία μπορεί να επηρεάσουν το ποσό που θα απαιτηθεί για την τακτοποίηση της υποχρεώσεως για την οποία έχει σχηματισθεί πρόβλεψη, λαμβάνονται υπόψη μόνο όταν υπάρχουν επαρκείς αντικειμενικές ενδείξεις ότι θα επισυμβούν.

Αποζημιώσεις που τυχόν λαμβάνονται από τρίτους και αφορούν μέρος ή όλο το ποσό της εκτιμώμενης εκροής, αναγνωρίζονται σαν στοιχείο του Ενεργητικού, μόνο όταν είναι βέβαια η είσπραξή τους. Στην κατάσταση αποτελεσμάτων, το έξοδο που αφορά την πρόβλεψη εμφανίζεται συμψηφισμένο με το ποσό που αναγνωρίζεται για αποζημίωση.

1.19 Συμφωνίες πώλησης και επαναγοράς

Η Τράπεζα προβαίνει σε αγορές χρεογράφων βάσει συμφωνιών επαναπώλησής των σε συγκεκριμένη ημερομηνία στο μέλλον και σε συγκεκριμένη τιμή. Τα χρεόγραφα που αγοράζονται με σκοπό να επαναπωληθούν στο μέλλον δεν αναγνωρίζονται σαν επενδύσεις.

Τα ποσά που πληρώνονται καταχωρούνται ως δάνεια και απαιτήσεις σε Τράπεζες ή πελάτες ανάλογα. Η διαφορά μεταξύ της τιμής αγοράς και της τιμής επαναπώλησης αναγνωρίζεται ως τόκος με τη μέθοδο των δεδουλευμένων.

Τα χρεόγραφα που πωλούνται βάσει συμφωνιών επαναγοράς δεν διαγράφονται από τον Ισολογισμό. Εμφανίζονται σαν επενδύσεις και αποτιμώνται σύμφωνα με τις αρχές αποτίμησης της κατηγορίας στην οποία έχουν ενταχθεί.

Οι εισπράξεις από την πώληση των χρεογράφων αυτών εμφανίζονται σαν υποχρεώσεις προς πελάτες ή τράπεζες ανάλογα. Η διαφορά μεταξύ της αξίας πώλησης και της τιμής επαναγοράς εμφανίζεται ως τόκος με τη μέθοδο των δεδουλευμένων.

Χρεόγραφα τα οποία η Τράπεζα δανείζεται, δεν αναγνωρίζονται στον Ισολογισμό, εκτός και αν αυτά πωληθούν σε τρίτους, οπότε το κέρδος από την πώλησή τους αναγνωρίζεται στα αποτελέσματα χρηματοοικονομικών πράξεων και η υποχρέωση παράδοσής τους αναγνωρίζεται στην εύλογη αξία.

1.20 Καθαρή Θέση

Έξοδα αυξήσεως μετοχικού κεφαλαίου
Άμεσα έξοδα για την έκδοση μετοχών, εμφανίζονται μετά την αφαίρεση του σχετικού φόρου εισοδήματος, σε μείωση του προϊόντος της έκδοσης.

Διαφορά από έκδοση μετοχών υπέρ το άρτιο
Στις περιπτώσεις εξαγοράς επιχειρήσεων, με έκδοση μετοχών, οι οποίες δίδονται ως αντάλλαγμα, η διαφορά, μεταξύ της ονομαστικής αξίας των μετοχών που εκδίδονται και της χρηματιστηριακής τους τιμής, καταχωρείται στο λογαριασμό «Διαφορά από έκδοση μετοχών υπέρ το άρτιο».
Στο λογαριασμό αυτό καταχωρείται και η διαφορά μεταξύ της ονομαστικής αξίας των μετοχών που εκδίδονται και της τιμής διαθέσεώς τους σε περίπτωση αυξήσεως μετοχικού κεφαλαίου.

Ίδιες μετοχές
Το κόστος κτήσεως ιδίων μετοχών εμφανίζεται αφαιρετικά της καθαρής θέσεως. Κάθε κέρδος ή ζημία από την πώληση ιδίων μετοχών, καθαρό από άμεσα για τη συναλλαγή έξοδα και φόρους, αναγνωρίζεται απευθείας στο λογαριασμό «Αποτέλεσμα εις νέον».

Αποτελέσματα εις νέον
Τα πληρωτέα μερίσματα μειώνουν τον λογαριασμό «Αποτελέσματα εις νέον» και εγγράφονται ως υποχρέωση κατά το χρόνο εγκρίσεως από τη Γενική Συνέλευση των μετόχων.

1.21 Τόκοι έσοδα και έξοδα

Έσοδα και έξοδα τόκων αναγνωρίζονται στα αποτελέσματα για όλα τα χρηματοοικονομικά στοιχεία που αποτιμώνται στο αναπόσβεστο κόστος

Η αναγνώρισή τους γίνεται με βάση την αρχή των δεδουλευμένων και ο προσδιορισμός τους με τη μέθοδο του πραγματικού επιτοκίου.

Η μέθοδος του πραγματικού επιτοκίου είναι μια μέθοδος υπολογισμού του αναπόσβεστου κόστους ενός χρηματοοικονομικού στοιχείου και επιμερισμού των εσόδων ή εξόδων από τόκους κατά τη διάρκεια της σχετικής περιόδου.
Πραγματικό επιτόκιο είναι το επιτόκιο που προεξοφλεί ακριβώς τις αναμενόμενες ροές των μελλοντικών εισπράξεων ή πληρωμών ενός χρηματοοικονομικού μέσου μέχρι την λήξη της ζωής του ή την επόμενη ημερομηνία αναπροσαρμογής του επιτοκίου του, ώστε η αξία προεξόφλησης να ισούται με την λογιστική αξία του χρηματοοικονομικού μέσου συμπεριλαμβανομένων και τυχόν εξόδων / εσόδων συναλλαγής.

Χρηματοοικονομικά στοιχεία που έχουν απομειωθεί, εκτοκίζονται στο νέο, απομειωμένο πλέον, υπόλοιπό τους με το πραγματικό τους επιτόκιο.

Έσοδα και έξοδα εκ τόκων υπολογίζονται επίσης και για τα τοκοφόρα χρηματοοικονομικά μέσα που αποτιμώνται στην εύλογη αξία.

1.22 Αμοιβές και έσοδα από προμήθειες

Αναγνωρίζονται στα αποτελέσματα κατά το χρόνο που παρασχέθηκαν οι σχετικές υπηρεσίες.

Έσοδα συναλλαγής κατά τη δημιουργία ενός χρηματοοικονομικού μέσου που αποτιμάται στο αναπόσβεστο κόστος, όπως είναι τα δάνεια και οι απαιτήσεις, κεφαλαιοποιούνται και αποσβένονται κατά τη διάρκεια ζωής του χρηματοοικονομικού μέσου, με τη μέθοδο του πραγματικού επιτοκίου.

1.23 Συγκριτικά στοιχεία

Όπου κρίνεται απαραίτητο, τα συγκριτικά στοιχεία της προηγούμενης περιόδου, αναπροσαρμόζονται για να καλύψουν αλλαγές στην παρουσίαση της τρεχούσης περιόδου.

Αποτελέσματα

2. Καθαρό έσοδο από τόκους

	Από 1 Ιανουαρίου έως	
Τόκοι και εξομοιούμενα έσοδα	**31.12.2007**	**31.12.2006**
Δανείων και απαιτήσεων κατά πιστωτικών ιδρυμάτων	367.698	124.882
Δανείων και απαιτήσεων κατά πελατών	2.194.124	1.746.774
Αξιογράφων διαθέσιμων προς πώληση	220.564	251.020
Αξιογράφων χαρτοφυλακίου συναλλαγών	10.377	14.581
Παραγώγων χρηματοοικονομικών μέσων	313.538	304.833
Λοιποί	544	639
Σύνολο	3.106.845	2.442.729
Τόκοι και εξομοιούμενα έξοδα		
Υποχρεώσεων προς πιστωτικά ιδρύματα	(199.028)	(215.847)
Υποχρεώσεων προς πελάτες	(424.464)	(258.793)
Δανειακών υποχρεώσεων	(855.391)	(442.580)
Παραγώγων χρηματοοικονομικών μέσων	(310.620)	(300.504)
Λοιποί	(89.684)	(84.121)
Σύνολο	(1.879.187)	(1.301.845)
Καθαρό έσοδο από τόκους	1.227.658	1.140.884

3. Καθαρό έσοδο από αμοιβές και προμήθειες

	Από 1 Ιανουαρίου έως	
	31.12.2007	**31.12.2006**
Χορηγήσεων	60.149	55.707
Εγγυητικών επιστολών	30.899	33.686
Εισαγωγών-εξαγωγών	16.033	17.673
Πιστωτικών καρτών	49.900	44.861
Συναλλαγών	58.337	59.438
Αμοιβαίων κεφαλαίων	47.141	43.205
Συμβουλευτικών υπηρεσιών και αγοραπωλησίας χρεογράφων	6.232	6.572
Λοιπές	53.228	31.303
Σύνολο	321.919	292.445

4. Έσοδα από μερίσματα

	Από 1 Ιανουαρίου έως	
	31.12.2007	**31.12.2006**
Συμμετοχών σε θυγατρικές και συγγενείς εταιρίες	43.924	51.076
Αξιογράφων διαθέσιμων προς πώληση	1.538	1.831
Σύνολο	45.462	52.907

5. Αποτελέσματα χρηματοοικονομικών πράξεων

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Συναλλαγματικές διαφορές	43.634	16.964
Αξιογράφων χαρτοφυλακίου συναλλαγών:		
- ομολόγων	(1.290)	(13.251)
- μετοχών	3.030	4.430
Αξιογράφων χαρτοφυλακίου διαθεσίμων προς πώληση :		
- ομολόγων	(135.907)	(13.645)
- μετοχών	9.283	32.456
- αμοιβαίων κεφαλαίων	9.172	-
Συμμετοχών	(1.408)	86.991
Παραγώγων χρηματοοικονομικών μέσων	22.006	44.542
Αποτιμήσεως στοιχείων Ενεργητικού που αντισταθμίζεται η μεταβολή της εύλογης αξίας τους	(32.154)	(49.001)
Αποτιμήσεως στοιχείων Παθητικού που αντισταθμίζεται η μεταβολή της εύλογης αξίας τους	39.208	11.407
Λοιπών χρηματοοικονομικών μέσων	1.593	733
Σύνολο	**(42.833)**	**121.626**

6. Λοιπά έσοδα

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Ενοίκια κτηρίων	3.397	2.999
Πωλήσεις παγίων	16.770	3.387
Ασφαλιστικές αποζημιώσεις	238	408
Παροχή υπηρεσιών αποσπασμένων υπαλλήλων σε εταιρίες του ομίλου	2.445	2.226
Σύνταξη οικονομοτεχνικών μελετών	6.237	4.341
Λοιπά	5.791	1.654
Σύνολο	**34.878**	**15.015**

7. Αμοιβές και έξοδα προσωπικού

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Μισθοί και ημερομίσθια	277.483	232.352
Εισφορές κοινωνικής ασφάλισης	66.205	68.812
Έξοδα προγραμμάτων καθορισμένων παροχών (σημείωση 29)	11.198	46.000
Λοιπές επιβαρύνσεις	31.808	21.688
Σύνολο	**386.694**	**368.852**

Στις αμοιβές και έξοδα προσωπικού της 31.12.2007 συμπεριλαμβάνεται ποσό € 19.487 (31.12.2006: € 5.158), που αφορά την αναλογία αρχικής αποτιμήσεως και το κόστος εξασκήσεως δικαιωμάτων προαιρέσεως, που είχαν χορηγηθεί στο προσωπικό.

Ο αριθμός του απασχολουμένου προσωπικού στην Τράπεζα κατά την 31.12.2007 ήταν 7.693 (31.12.2006: 7.184) άτομα. Εξ αυτών 6.960 (31.12.2006: 6.782) άτομα εργάζονται στο εσωτερικό και 733 (31.12.2006: 402) άτομα εργάζονται στο εξωτερικό.

Προγράμματα καθορισμένων συνεισφορών

Το σύνολο του προσωπικού της Τραπέζης είναι ασφαλισμένο για την κύρια σύνταξη στο Ίδρυμα Κοινωνικών Ασφαλίσεων.

α. Το προσωπικό που προέρχεται από την πρώην Ιονική και Λαϊκή Τράπεζα της Ελλάδος είναι ασφαλισμένο στον πολυεργοδοτικό φορέα ΤΑΠΙΛΤΑΤ για την επικουρική σύνταξη. Σύμφωνα με νομική γνωμάτευση δεν υφίσταται υποχρέωση κάλυψης τυχόν ελλειμμάτων του Ταμείου από την Τράπεζα. Ως εκ τούτου ο λογιστικός χειρισμός που ακολουθείται είναι αυτός του ταμείου καθορισμένων συνεισφορών.

β. Το σύνολο του προσωπικού της Τραπέζης είναι ασφαλισμένο για την υγειονομική περίθαλψη στο Ταμείο Ασφαλίσεως Ασθενείας Προσωπικού Τραπεζών Πίστεως, Γενικής, Αμέρικαν Εξπρές κ.α. το οποίο είναι ταμείο καθορισμένων συνεισφορών.

Προγράμματα καθορισμένων παροχών

Ανάλυση των υποχρεώσεων από προγράμματα καθορισμένων παροχών, γίνεται στη σημείωση 29.

8. Γενικά διοικητικά έξοδα

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Λειτουργικές μισθώσεις κτηρίων	27.407	23.552
Ενοίκια-συντηρήσεις μηχανογραφικού εξοπλισμού	17.295	16.740
Δαπάνες μηχανογραφήσεως	36.988	36.059
Προβολή και διαφήμιση	35.434	27.365
Τηλεφωνικά – ταχυδρομικά	23.963	20.704
Αμοιβές τρίτων	23.105	19.394
Παροχή οικονομικών πληροφοριών από τρίτους	7.371	9.970
Εισφορά στο Ταμείο Εγγυήσεως Καταθέσεων	11.193	10.405
Ασφάλιστρα	6.740	7.408
Υλικά γραφείου	6.841	4.951
Δαπάνες ηλεκτρικής ενέργειας	5.480	4.971
Φόροι (ΦΠΑ, ακίνητης περιουσίας κ.λπ.)	35.487	31.065
Συντηρήσεις ακινήτων και εξοπλισμού	4.245	4.139
Καθαριότητα	2.612	2.258
Χρηματαποστολές και φύλακτρα καταστημάτων	7.075	4.702
Διακινήσεις υλικών με μεταφορικά μέσα τρίτων	3.741	3.552
Αμοιβές τρίτων για εξεύρεση πελατείας	4.637	6.382
Ενίσχυση πυροπαθών	24.600	-
Λοιπά	54.276	42.716
Σύνολο	338.490	276.333

9. Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Ζημίες απομειώσεως δανείων και απαιτήσεων κατά πελατών	172.264	209.171
Προβλέψεις για την κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία	30.983	14.946
Εισπράξεις από διαγραφείσες απαιτήσεις	(8.660)	(4.612)
Σύνολο	194.587	219.505

10.1 Φόρος εισοδήματος

Σύμφωνα με το ισχύον φορολογικό δίκαιο στην Ελλάδα, οι ανώνυμες εταιρίες φορολογούνται στα συνολικά τους κέρδη με συντελεστή 29% για τη χρήση 2006 και με 25% για τις χρήσεις 2007 και εφεξής.

Παράλληλα, το άρθρο 9 του Ν. 2992/2002, όπως τροποποιήθηκε με το Ν. 3259/2004, προέβλεπε μείωση του φορολογικού συντελεστή των επιχειρήσεων που συγχωνεύθηκαν μέχρι 31.12.2005, κατά 10 και 5 ποσοστιαίες μονάδες, για τα κέρδη που προέκυπταν από τον πρώτο και δεύτερο αντίστοιχα ισολογισμό μετά την ολοκλήρωση του μετασχηματισμού, υπό την προϋπόθεση ότι δεν είχαν καταστεί συνδεδεμένες από 1.1.1997 έως 20.3.2002. Σε περίπτωση συγχωνεύσεως επιχειρήσεων που ήταν συνδεδεμένες μέχρι και την 31.12.1996 η μείωση των συντελεστών ανήρχετο σε 5 ποσοστιαίες μονάδες για τα αντίστοιχα κέρδη των δύο επομένων χρήσεων, που προέκυπταν μετά τον μετασχηματισμό.

Κατ' εφαρμογή των ανωτέρω διατάξεων, η Τράπεζα φορολογήθηκε με συντελεστή 24% για τα κέρδη της χρήσεως 2006 λόγω συγχωνεύσεως, δι' απορροφήσεως από την Τράπεζα, την 8.4.2005, της εισηγμένης στο Χρηματιστήριο Αθηνών εταιρίας Δέλτα Singular Α.Ε.Π., η οποία δεν ήταν συνδεδεμένη με την Τράπεζα πριν την 1.1.1997.

Σημειώνεται ότι, με τη φορολόγηση των συνολικών κερδών των εταιριών, οι μέτοχοί τους λαμβάνουν τα μερίσματα απαλλαγμένα από κάθε φορολογική επιβάρυνση.

Ο φόρος εισοδήματος αναλύεται ως εξής:

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Τρέχων Φόρος	101.989	94.318
Πρόσθετος φόρος φορολογικού ελέγχου	-	10.563
Αναβαλλόμενος Φόρος	48.262	34.958
Σύνολο φόρου εισοδήματος	**150.251**	**139.839**

Η αύξηση στο φόρο εισοδήματος για τη χρήση 2007 οφείλεται στην αύξηση του ονομαστικού συντελεστή φορολόγησης των κερδών απο 24% σε 25% (λόγω κατάργησης των κινήτρων του Ν.2992/2002 όπως περιγράφεται ανωτέρω) καθώς και στη μείωση των εισοδημάτων που δεν υπόκεινται σε φορολογία.

Ο αναβαλλόμενος φόρος στην κατάσταση αποτελεσμάτων προκύπτει από τις ακόλουθες προσωρινές διαφορές:

	31.12.2007	31.12.2006
Διαγραφές και αποσβέσεις παγίων περιουσιακών στοιχείων	7.141	9.262
Αποτίμηση δανείων	(6.829)	(12.758)
Διακοπή εκτοκισμού	29.175	23.923
Απομείωση δανείων	12.012	(3.785)
Υποχρεώσεις καθορισμένων παροχών σε εργαζομένους	15.310	460
Αποτίμηση παραγώγων	(5.496)	11.569
Διαμόρφωση πραγματικού επιτοκίου	4.534	1.201
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	9.887	2.838
Αποτίμηση συμμετοχών	(2.976)	-
Αποτίμηση ομολόγων	1.838	-
Λοιπές προσωρινές διαφορές	(16.334)	2.248
Σύνολο	**48.262**	**34.958**

Παρατίθεται κατωτέρω συμφωνία ονομαστικού και πραγματικού φορολογικού συντελεστή:

		31.12.2007		31.12.2006
Κέρδη προ φόρων		613.641		716.034
Φόρος Εισοδήματος (ονομαστικός φορολογικός συντελεστής)	25%	153.410	24%	171.848
Αύξηση/(μείωση) προερχόμενη από:				
Συμπληρωματικό φόρο επί εισοδημάτων από ακίνητα	0,03%	183	0,04%	253
Εισόδημα μη υπαγόμενο στο φόρο	(1,89%)	(11.572)	(6,68%)	(47.829)
Έξοδα μη εκπεστέα	1,12%	6.894	0,78%	5.577
Αναλογία των αφορολόγητων εσόδων στα κέρδη χρήσεως		-	(0,87%)	(6.260)
Μέρος των αφορολόγητων κερδών που αναλογεί στα διανεμόμενα		-	0,76%	5.439
Διαφορά φορολογικών συντελεστών που χρησιμοποιήθηκαν στον προσδιορισμό του τρέχοντος και αναβαλλόμενου φόρου		-	0,19%	1.398
Λοιπές φορολογικές προσαρμογές	0,22%	1.336	(0,16%)	(1.150)
Πρόσθετος φόρος φορολογικού ελέγχου		-	1,48%	10.563
Φόρος Εισοδήματος (πραγματικός φορολ. συντελεστής)	**24,48%**	**150.251**	**19,54%**	**139.839**

10.2 Φόρος αποθεματικών

α. Η ελληνική φορολογική νομοθεσία επιτρέπει στις επιχειρήσεις να σχηματίζουν αφορολόγητα αποθεματικά τα οποία προέρχονται, είτε από κέρδη τα οποία είχαν απαλλαγεί από το φόρο εισοδήματος κατά ρητή διατύπωση διατάξεων νόμων (π.χ. κέρδη από πώληση χρεογράφων) είτε από κέρδη τα οποία είχαν φορολογηθεί αυτοτελώς με εξάντληση της φορολογικής υποχρέωσης για το νομικό πρόσωπο και όχι για τους μετόχους του (π.χ. τόκοι ομολογιακών δανείων Ελληνικού Δημοσίου, κέρδη από πώληση μετοχών μη εισηγμένων). Η φορολογία των ανωτέρω αποθεματικών αναστέλλεται και αυτά θα φορολογούντο σε περίπτωση διανομής ή κεφαλαιοποίησής τους, με τον ισχύοντα, κατά το χρόνο της διανομής ή κεφαλαιοποίησης, συντελεστή φορολογίας εισοδήματος νομικών προσώπων.

Με το άρθρο 10 του Ν. 3513/2006 επιβλήθηκε εφάπαξ φορολόγηση των ανωτέρω αποθεματικών που είχαν σχηματίσει μέχρι και 31.12.2005 οι ημεδαπές τραπεζικές ανώνυμες εταιρίες, καθώς και τα εγκατεστημένα στην Ελλάδα υποκαταστήματα αλλοδαπών τραπεζών με μειωμένους συντελεστές φορολογίας 15% και 10%.

Ο εφάπαξ φόρος αποθεματικών που προέκυψε για την Τράπεζα το 2006 ανήλθε σε € 73.902. Με την καταβολή του φόρου αυτού εξαντλήθηκε κάθε φορολογική υποχρέωση της Τραπέζης καθώς και των μετόχων της και ως εκ τούτου τα ανωτέρω αποθεματικά δύνανται να διανεμηθούν ή να κεφαλαιοποιηθούν χωρίς καμία άλλη φορολογική επιβάρυνση.

β. Με το άρθρο 26 του Ν. 3634/2008 τα κέρδη των τραπεζών, για τα οποία έχει ανασταλεί η φορολογία τους μέχρι τη διανομή τους και εμφανίζονται σε λογαριασμό αφορολόγητου αποθεματικού, υπόκεινται σε φορολογία με τον ισχύοντα συντελεστή φορολογίας (σήμερα 25%). Η ανωτέρω διάταξη έχει εφαρμογή για εισοδήματα που προκύπτουν από ισολογισμούς που κλείνουν με ημερομηνία 31 Δεκεμβρίου 2007 και μετά.

Ο φόρος που προκύπτει για την Τράπεζα από τη φορολόγηση των αποθεματικών που σχηματίσθηκαν κατά τη χρήση 2007 ανέρχεται σε € 6.384 και θα καταβληθεί με ιδιαίτερη δήλωση το Σεπτέμβριο του 2008. Με την καταβολή του φόρου αυτού εξαντλείται κάθε φορολογική υποχρέωση της Τραπέζης καθώς και των μετόχων της και ως εκ τούτου τα ανωτέρω αποθεματικά δύνανται να διανεμηθούν ή να κεφαλαιοποιηθούν χωρίς καμία άλλη φορολογική επιβάρυνση.

11. Καθαρά κέρδη ανά μετοχή

α. Βασικά

Τα βασικά κέρδη ανά μετοχή προκύπτουν από τη διαίρεση των κερδών, μετά το φόρο, με το σταθμισμένο μέσο όρο των υφισταμένων κοινών μετοχών κατά τη διάρκεια της περιόδου, αφαιρουμένου του σταθμισμένου μέσου όρου των ιδιοκατεχόμενων από την Τράπεζα κοινών μετοχών, κατά την ίδια περίοδο.

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Κέρδη αναλογούντα στους Μετόχους	457.006	502.293
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	405.512.713	393.188.211
Βασικά κέρδη ανά μετοχή (σε €)	1,13	1,28

β. Προσαρμοσμένα

Τα προσαρμοσμένα κέρδη ανά μετοχή προκύπτουν από την προσαρμογή του σταθμισμένου μέσου όρου των υφισταμένων κοινών μετοχών κατά τη διάρκεια της περιόδου για δυνητικώς εκδοθησόμενες κοινές μετοχές.

Η Τράπεζα διέθετε μετοχές αυτής της κατηγορίας, οι οποίες προέκυπταν από χορηγηθέντα δικαιώματα προαιρέσεως (stock options) σε στελέχη της, τα οποία ενασκήθηκαν εντός της χρήσεως 2007.

Για τις εν λόγω μετοχές, γίνεται υπολογισμός για τον προσδιορισμό του αριθμού των μετοχών που θα μπορούσε να αποκτηθεί στην εύλογη αξία (ήτοι στο μέσο όρο της χρηματιστηριακής αξίας για την περίοδο), με βάση την τιμή ενασκήσεως που συνοδεύει το δικαίωμα προαιρέσεως. Σε περίπτωση ενασκήσεως, από την ημερομηνία εκδόσεως των νέων κοινών μετοχών και εφεξής, οι προκύπτουσες μετοχές συμπεριλαμβάνονται στον υπολογισμό τόσο των βασικών, όσο και των προσαρμοσμένων κερδών ανά μετοχή.

Ο σταθμισμένος μέσος όρος των υφισταμένων κοινών μετοχών, όπως υπολογίζεται ανωτέρω, συγκρίνεται με τον αριθμό μετοχών που θα προέκυπτε εάν το σύνολο των δικαιωμάτων προαιρέσεως ενασκείτο.

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Κέρδη αναλογούντα στους Μετόχους	457.006	502.293
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	405.512.713	393.188.211
Προσαρμογή για δικαιώματα προαιρέσεως	727.195	731.705
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	406.239.908	393.919.916
Προσαρμοσμένα κέρδη ανά μετοχή (σε €)	1,12	1,28

Ενεργητικό

12. Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες

	31.12.2007	31.12.2006
Ταμείο	324.234	317.964
Επιταγές εισπρακτέες	52.546	62.572
Διαθέσιμα σε Κεντρικές Τράπεζες	1.273.547	1.097.139
Σύνολο	1.650.327	1.477.675
Μείον: δεσμευμένες καταθέσεις σε Κεντρικές Τράπεζες	(564.505)	(608.453)
Σύνολο	1.085.822	869.222

Η Τράπεζα, είναι υποχρεωμένη να τηρεί στην Τράπεζα της Ελλάδος τρεχούμενο λογαριασμό, με σκοπό τη διευκόλυνση των διατραπεζικών συναλλαγών με αυτή και τις άλλες Τράπεζες, μέσω του συστήματος Target (Trans European - Automated Real Time Gross Settlement Express Transfer System).

Η Τράπεζα της Ελλάδος απαιτεί επίσης, από όλα τα πιστωτικά ιδρύματα που είναι εγκατεστημένα στην Ελλάδα, να διατηρούν καταθέσεις σε αυτή, που αντιστοιχούν στο 2% των συνολικών καταθέσεων των πελατών τους.

Οι καταθέσεις αυτές είναι έντοκες, με επιτόκιο αυτό της αναχρηματοδότησης της Ευρωπαϊκής Κεντρικής Τράπεζας το οποίο ανήλθε την 31.12.2007 σε 4,18% (31.12.2006: 3,58%).

Ταμείο και ταμειακά ισοδύναμα (όπως εμφανίζονται στην κατάσταση ταμειακών ροών)

	31.12.2007	31.12.2006
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	1.085.822	869.222
Συμφωνίες επαναπώλησης τίτλων (Reverse Repos)	-	395.604
Βραχυπρόθεσμες απαιτήσεις από άλλες τράπεζες	3.271.106	3.343.581
Σύνολο	4.356.928	4.608.407

13. Απαιτήσεις κατά πιστωτικών ιδρυμάτων

	31.12.2007	31.12.2006
Τοποθετήσεις σε άλλες τράπεζες	6.679.979	4.875.032
Συμφωνίες επαναπώλησης τίτλων (Reverse Repos)	-	395.604
Δάνεια σε πιστωτικά ιδρύματα	669.696	913.452
Σύνολο	7.349.675	6.184.088

14. Αξιόγραφα χαρτοφυλακίου συναλλαγών

	31.12.2007	31.12.2006
Κρατικοί τίτλοι	236.340	182.557
Λοιποί χρεωστικοί τίτλοι		
- Εισηγμένοι	28.178	80.510
- Μη εισηγμένοι	270	53.414
Μετοχές		
- Εισηγμένες	-	29.726
Σύνολο	264.788	346.207

15. Παράγωγα χρηματοοικονομικά μέσα (απαιτήσεις και υποχρεώσεις)

	31 Δεκεμβρίου 2007		
	Ονομαστική αξία	Εύλογη αξία	
	συμβολαίων	Απαιτήσεις	Υποχρεώσεις
Παράγωγα για εμπορικούς σκοπούς			
α. Παράγωγα συναλλάγματος			
Προθεσμιακές πράξεις (fx forward)	1.149.379	12.635	9.563
Προθεσμιακές πράξεις (fx swaps)	3.148.553	40.986	43.648
Πράξεις ανταλλαγής συναλλάγματος (cross currency swaps)	555.968	63.655	40.104
Δικαιώματα προαίρεσης (currency options)	175.822	3.438	3.261
Δικαιώματα προαίρεσης (currency options) ενσωματωμένα σε πελατειακά προϊόντα	631	1	-
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**5.030.353**	**120.715**	**96.576**
β. Παράγωγα επιτοκίου			
Πράξεις ανταλλαγής επιτοκίου (interest rate swaps)	8.262.962	161.194	136.648
Δικαιώματα προαίρεσης (caps)	616.963	2.233	1.388
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**8.879.925**	**163.427**	**138.036**
Προθεσμιακά συμβόλαια (futures)	354.305	99	28
Δικαιώματα προαίρεσης (options)	6.300	32	-
Σύνολο διαπραγματεύσιμων σε χρηματιστήριο	**360.605**	**131**	**28**
γ. Παράγωγα επί εμπορευμάτων			
Πράξεις ανταλλαγής εμπορευμάτων (commodity swaps)	14.410	138	124
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**14.410**	**138**	**124**
δ. Παράγωγα επί δεικτών			
Προθεσμιακά συμβόλαια (futures)	202	-	1
Δικαιώματα προαίρεσης (options)	383	4	-
Σύνολο διαπραγματεύσιμων σε χρηματιστήριο	**585**	**4**	**1**
Παράγωγα για σκοπούς αντιστάθμισης			
α. Παράγωγα συναλλάγματος			
Προθεσμιακές πράξεις (fx swaps)	95.849	7.935	-
Πράξεις ανταλλαγής συναλλάγματος (cross currency swaps)	181.895	-	46.258
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**277.744**	**7.935**	**46.258**
β. Παράγωγα επιτοκίου			
Πράξεις ανταλλαγής επιτοκίου (interest rate swaps)	4.083.070	92.116	102.106
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**4.083.070**	**92.116**	**102.106**
Γενικό Σύνολο	**18.646.692**	**384.466**	**383.129**

	31 Δεκεμβρίου 2006		
	Ονομαστική αξία	Εύλογη αξία	
	συμβολαίων	Απαιτήσεις	Υποχρεώσεις
Παράγωγα για εμπορικούς σκοπούς			
α. Παράγωγα συναλλάγματος			
Προθεσμιακές πράξεις (fx forward)	772.506	7.169	5.410
Προθεσμιακές πράξεις (fx swaps)	1.651.405	17.636	10.102
Πράξεις ανταλλαγής συναλλάγματος (cross currency swaps)	533.026	67.005	61.398
Δικαιώματα προαίρεσης (currency options)	254.115	1.722	1.202
Δικαιώματα προαίρεσης (currency options) ενσωματωμένα σε πελατειακά προϊόντα	1.745	6	-
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**3.212.797**	**93.538**	**78.112**
β. Παράγωγα επιτοκίου			
Πράξεις ανταλλαγής επιτοκίου (interest rate swaps)	9.699.100	113.333	85.735
Δικαιώματα προαίρεσης (caps)	220.399	1.322	711
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**9.919.499**	**114.655**	**86.446**
Προθεσμιακά συμβόλαια (futures)	450.704	1	317
Δικαιώματα προαίρεσης (options)	100.000	4	-
Σύνολο διαπραγματεύσιμων σε χρηματιστήριο	**550.704**	**5**	**317**
γ. Παράγωγα επί μετοχών			
Πράξεις ανταλλαγής μετοχών (equity swaps)	25.427	847	-
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**25.427**	**847**	**-**
δ. Παράγωγα επί δεικτών			
Προθεσμιακά συμβόλαια (futures)	4.930	-	44
Σύνολο διαπραγματεύσιμων σε χρηματιστήριο	**4.930**	**-**	**44**
Παράγωγα για σκοπούς αντιστάθμισης			
α. Παράγωγα συναλλάγματος			
Προθεσμιακές πράξεις (fx swaps)	72.917	-	2.603
Πράξεις ανταλλαγής συναλλάγματος (cross currency swaps)	191.168	-	39.541
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**264.085**	**-**	**42.144**
β. Παράγωγα επιτοκίου			
Πράξεις ανταλλαγής επιτοκίου (interest rate swaps)	1.660.127	45.521	19.160
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**1.660.127**	**45.521**	**19.160**
Γενικό Σύνολο	**15.637.569**	**254.566**	**226.223**

16. Δάνεια και απαιτήσεις κατά πελατών

	31.12.2007	31.12.2006
Ιδιώτες:		
- Στεγαστικά	9.741.095	8.176.640
- Καταναλωτικά	2.922.529	2.169.009
- Πιστωτικές κάρτες	1.046.941	905.689
- Λοιπά	100.031	130.605
Σύνολο	13.810.596	11.381.943
Εταιρίες:		
- Επιχειρηματικά δάνεια	21.900.097	17.443.652
Λοιπές απαιτήσεις	166.342	151.423
	35.877.035	28.977.018
Μείον:		
Συσσωρευμένες απομειώσεις*	(609.161)	(739.327)
Σύνολο	**35.267.874**	**28.237.691**

Συσσωρευμένες απομειώσεις	
Υπόλοιπο 1.1.2006	**822.977**
Συναλλαγματικές διαφορές	(178)
Ζημίες απομειώσεως περιόδου (σημ. 9)	209.171
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	71.650
Μείωση λόγω συγχωνεύσεως του Καταστήματος Βελιγραδίου με την Alpha Bank Srbija A.D.	(3.180)
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(361.113)
Υπόλοιπο 31.12.2006	**739.327**
Συναλλαγματικές διαφορές	(163)
Ζημίες απομειώσεως περιόδου (σημ. 9)	172.264
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	38.700
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(340.967)
Υπόλοιπο 31.12.2007	**609.161**

* Επιπλέον των συσσωρευμένων απομειώσεων δανείων και απαιτήσεων, έχει σχηματισθεί πρόβλεψη για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία ύψους €45.929 (31.12.2006: €14.946) (σημείωση 31). Έτσι το συνολικό ποσό για την κάλυψη του πιστωτικού κινδύνου ανέρχεται σε € 655.090 (31.12.2006: €754.273).

17. Αξιόγραφα επενδυτικού χαρτοφυλακίου - Διαθέσιμα προς πώληση

	31.12.2007	31.12.2006
Κρατικοί τίτλοι	1.856.217	6.016.005
Λοιποί χρεωστικοί τίτλοι:		
- Εισηγμένοι	4.310.379	1.320.834
- Μη εισηγμένοι	34.269	25.072
Μετοχές:		
- Εισηγμένες	62.672	46.286
- Μη εισηγμένες	6.172	11.063
Λοιποί τίτλοι μεταβλητής αποδόσεως	30.668	43.128
Σύνολο	**6.300.377**	**7.462.388**

18. Επενδύσεις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες

	1.1-31.12.2007	1.1-31.12.2006
Θυγατρικές		
Υπόλοιπο αρχής περιόδου	1.587.804	1.471.394
Προσθήκες[1]	52.634	198.178
Μειώσεις	(1.117)	(83.876)
Αποτίμηση συμμετοχών λόγω αντιστάθμισης εύλογης αξίας[2]	(14.012)	2.108
Υπόλοιπο τέλους περιόδου	1.625.309	1.587.804
Συγγενείς		
Υπόλοιπο αρχής περιόδου	5.624	10.463
Προσθήκες	20	144
Μειώσεις[3]	(5.570)	(4.983)
Υπόλοιπο τέλους περιόδου	74	5.624
Κοινοπραξίες		
Υπόλοιπο αρχής περιόδου	122	122
Προσθήκες[4]	615	-
Μειώσεις	(20)	-
Υπόλοιπο τέλους περιόδου	717	122
Γενικό σύνολο	1.626.100	1.593.550

Ως προσθήκες νοούνται: οι αγορές μετοχών, η συμμετοχή σε αυξήσεις μετοχικού κεφαλαίου καθώς και αποκτήσεις μετοχών λόγω συγχωνεύσεως.

Ως μειώσεις νοούνται: οι πωλήσεις μετοχών, οι αποπληρωμές κεφαλαίου, οι εκκαθαρίσεις εταιριών και οι εισφορές εις είδος.

(1) Αφορούν κυρίως αποκτήσεις μετοχών των εξής εταιριών:
- € 3.040 της Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.
- € 18.401 της Alpha Αστικά Ακίνητα Α.Ε.
- € 18.876 της Ionian Equity Participations.
- € 6.068 της Alphalife Α.Ε.
- € 846 της Alpha Leasing Α.Ε.
- € 1.048 της Alpha Finance US.Corporation.
- € 3.371 της Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ.

(2) Η Τράπεζα κάνοντας χρήση συναλλαγματικών παραγώγων προϊόντων (FX SWAPS) και διατραπεζικού δανεισμού αντισταθμίζει κινδύνους από συναλλαγματικές ισοτιμίες που αφορούν τη συμμετοχή της στις Alpha Bank London Ltd και Alpha Bank Romania S.A. αντίστοιχα.

(3) Αφορά την εισφορά εις είδος των μετοχών της A.L.C.Novelle Investments Ltd στην θυγατρική εταιρία Ionian Equity Participations Ltd.

(4) Αφορούν κυρίως αγορές μετοχών των εξής εταιριών:
- € 14 της Anadolu Alpha Gayrimenkul Ticaret A.S.
- € 541 της A.P.E. Commercial Property.

Βασικά μεγέθη εταιριών συμμετοχής

		Υπόλοιπα 31.12.2007					
		Ενεργητικό	Ίδια Κεφάλαια	Υποχρεώσεις	Κύκλος εργασιών 1.1-31.12.2007	Κέρδη/(Ζημιές) προ Φόρων	Συμμετοχή της Τραπέζης %
Θυγατρικές							
ΤΡΑΠΕΖΕΣ							
1. Alpha Bank London Ltd	Ηνωμένο Βασίλειο	637.094	90.896	546.198	44.355	8.350	100
2. Alpha Bank Cyprus Ltd	Κύπρος	5.419.888	316.079	5.103.809	273.320	81.545	100
3. Alpha Bank Romania S.A.	Ρουμανία	3.556.098	233.256	3.322.842	274.433	34.030	99,44
4. Alpha Bank AD Skopje	Fyrom	114.621	27.037	87.584	499.164	1.474	100
5. Alpha Bank Srbija A.D.	Σερβία-Μαυροβούνιο	644.191	129.552	514.639	221.965	2.926	100
ΧΡΗΜΑΤΟΔΟΤΙΚΕΣ ΕΤΑΙΡΙΕΣ							
1. Alpha Leasing A.E.	Ελλάδα	1.178.874	282.449	896.425	70.038	20.783	100
2. Alpha Leasing Romania S.A.	Ρουμανία	127.502	12.264	115.238	18.909	1.427	62,94
3. ABC Factors A.E.	Ελλάδα	500.702	68.170	432.532	34.438	10.851	100
INVESTMENT BANKING							
1. Alpha Finance A.X.E.Π.E.Y.	Ελλάδα	108.363	62.953	45.410	58.310	27.691	99,62
2. Alpha Finance US Corporation	Η.Π.Α.	1.633	1.474	159	1.264		100
3. Alpha Finance Romania S.A.	Ρουμανία	3.309	1.514	1.795	737	(656)	45,68
4. Alpha A.E. Επενδυτικών Συμμετοχών	Ελλάδα	32.817	32.088	729	2.940	3.089	99,42
5. Alpha Group Investments Ltd	Κύπρος	262.453	262.123	330			100
6. Ionian Equity Participations Ltd	Κύπρος	18.872	18.865	7			100
ASSET MANAGEMENT							
1. Alpha Asset Management - A.E.Δ.A.K.	Ελλάδα	58.355	44.364	13.991	62.426	18.920	85,21
2. Alpha Επενδυτικές Υπηρεσίες A.E.Π.E.Y.	Ελλάδα	12.460	11.360	1.100	11.204	3.543	99
ΑΣΦΑΛΙΣΤΙΚΕΣ							
1. Alpha Ασφαλιστικές Πρακτορεύσεις A.E.	Ελλάδα	7.407	6.700	707	7.736	7.712	100
2. Alpha Ασφαλιστική Κύπρου Ltd	Κύπρος	53.717	8.128	45.589	2.659	1.827	17,95
3. Alfalife A.A.E.Z.	Ελλάδα	6.000	6.000				99,9
ΔΙΑΦΟΡΕΣ ΕΤΑΙΡΙΕΣ							
1. Alpha Αστικά Ακίνητα A.E.	Ελλάδα	113.801	109.364	4.437	15.779	6.813	84,1
2. Alpha Group Jersey Ltd	Jersey	1.064.685	485	1.064.200	59.854		100
3. Ιονική Ξενοδοχειακαί Επιχειρήσεις A.E.	Ελλάδα	239.467	107.989	131.478	45.616	5.227	94,81
4. Ιονική A.E. Συμμετοχών	Ελλάδα	361.530	359.623	1.907	13.608	13.526	100
5. Ωκεανός A.T.O.E.E.	Ελλάδα	20.992	18.759	2.233	1.550	987	100
6. Alpha Credit Group Plc	Ηνωμένο Βασίλειο	20.633.988	16.190	20.617.798	852.723	22.653	100
7. Messana Holdings S.A.	Λουξεμβούργο	66	60	6	10		99
8. Ευρυμάθεια A.E.	Ελλάδα	424	(622)	1.046	395	(867)	100
9. Καφέ Alpha A.E.	Ελλάδα	193	122	71	191	27	99
10. Ιονική Υποστηρικτικών Εργασιών A.E.	Ελλάδα	8.579	(1.271)	9.850		(1.831)	99
Συγγενείς							
1. ΕΒΙΣΑΚ A.E.	Ελλάδα		3.241				27
2. ΑΕΔΕΠ Θεσσαλίας και Στερεάς Ελλάδος	Ελλάδα		147				50
Joint Ventures							
1. Cardlink A.E.	Ελλάδα	526	336	190	961	54	50
2. APE Fixed Assets A.E.	Ελλάδα	41.067	(2.142)	43.209		(2.115)	60,1
3. APE Commercial Property A.E.	Ελλάδα	30.914	(1.642)	32.556		(1.780)	60,1
4. APE Investment Property S.A.	Ελλάδα	125.049	48	125.001		(12)	67,42
5. Anadolu Alpha Gayrimenkul Ticaret A.S.	Τουρκία						50

19. Επενδύσεις σε ακίνητα

	Οικόπεδα-Κτήρια
Υπόλοιπα την 1.1.2006	
Αξία κτήσεως	49.618
Συσσωρευμένες αποσβέσεις	(6.373)
Αναπόσβεστη αξία την 1.1.2006	43.245
1.1.2006-31.12.2006	
Αναπόσβεστη αξία 1.1.2006	43.245
Προσθήκες	47
Διαθέσεις	(884)
α) Αξία κτήσεως	(1.216)
β) Αποσβεσμένα	332
Αποσβέσεις περιόδου	(402)
Αναπόσβεστη αξία την 31.12.2006	42.006
Υπόλοιπα την 31.12.2006	
Αξία κτήσεως	48.449
Συσσωρευμένες αποσβέσεις	(6.443)
1.1.2007-31.12.2007	
Αναπόσβεστη αξία 1.1.2007	42.006
Προσθήκες	770
Αποσβέσεις περιόδου	(406)
Αναπόσβεστη αξία την 31.12.2007	42.370
Υπόλοιπα την 31.12.2007	
Αξία κτήσεως	49.219
Συσσωρευμένες αποσβέσεις	(6.849)

Η εύλογη αξία των επενδύσεων σε ακίνητα, όπως αυτή προσδιορίσθηκε κατά την 31.12.2006 από την εταιρία Alpha Αστικά Ακίνητα Α.Ε., δεν διέφερε ουσιωδώς από την αντίστοιχη λογιστική τους αξία. Η εύλογη αξία εκτιμάται ότι δεν έχει μεταβληθεί σημαντικά εντός της τρεχούσης χρήσεως.

20. Ιδιοχρησιμοποιούμενα ενσώματα πάγια

	Οικόπεδα-Κτήρια	Εξοπλισμός Leasing	Κινητός εξοπλισμός	Σύνολο
Υπόλοιπα την 1.1.2006				
Αξία κτήσεως	647.739	1.210	246.692	895.641
Συσσωρευμένες αποσβέσεις	(154.914)	(890)	(210.326)	(366.130)
Αναπόσβεστη αξία 1.1.2006	492.825	320	36.366	529.511
1.1.2006 -31.12.2006				
Αναπόσβεστη αξία 1.1.2006	492.825	320	36.366	529.511
Προσθήκες	24.613		25.100	49.713
Συναλλαγματικές διαφορές	(21)		(5)	(26)
α) Αξία κτήσεως	(30)		(17)	(47)
β) Αποσβεσμένα	9		12	21
Διαθέσεις (1)	(7.450)		(571)	(8.021)
α) Αξία κτήσεως	(8.371)		(2.543)	(10.914)
β) Αποσβεσμένα	921		1.972	2.893
Μεταφορά				
α) Αξία κτήσεως		(68)	68	-
β) Αποσβεσμένα		68	(68)	-
Αποσβέσεις περιόδου (2)	(12.634)	(120)	(13.787)	(26.541)
Αναπόσβεστη αξία 31.12.2006	497.333	200	47.103	544.636

Υπόλοιπα την 31.12.2006				
Αξία κτήσεως	663.951	1.142	269.300	934.393
Συσσωρευμένες αποσβέσεις	(166.618)	(942)	(222.197)	(389.757)
1.1.2007-31.12.2007				
Αναπόσβεστη αξία 1.1.2007	497.333	200	47.103	544.636
Προσθήκες	32.462		21.926	54.388
Συναλλαγματικές διαφορές	42		12	54
α) Αξία κτήσεως	62		40	102
β) Αποσβεσμένα	(20)		(28)	(48)
Διαθέσεις	(4.592)		(111)	(4.703)
α) Αξία κτήσεως	(7.517)		(1.551)	(9.068)
β) Αποσβεσμένα	2.925		1.440	4.365
Μεταφορά από «Στοιχεία Ενεργητικού προς πώληση» (3)	42.405			42.405
α) Αξία κτήσεως	43.298			43.298
β) Αποσβεσμένα	(893)			(893)
Αποσβέσεις περιόδου	(15.640)	(120)	(17.189)	(32.949)
Αναπόσβεστη αξία 31.12.2007	552.010	80	51.741	603.831
Υπόλοιπα την 31.12.2007				
Αξία κτήσεως	732.256	1.142	289.715	1.023.113
Συσσωρευμένες αποσβέσεις	(180.246)	(1.062)	(237.974)	(419.282)

Σημειώσεις: (1) Στις διαθέσεις περιλαμβάνεται ποσό € 6.134 που αφορά πάγια του Καταστήματος Βελιγραδίου, το οποίο συγχωνεύθηκε το Μάιο 2006 με την θυγατρική εταιρία της Τραπέζης Alpha Bank Srbija A.D.

(2) Για τον ίδιο λόγο στις αποσβέσεις περιόδου δεν περιλαμβάνονται οι αποσβέσεις 1.1 - 31.5.2006 του Καταστήματος Βελιγραδίου ποσού € 68.

(3) Κατά τη χρήση 2007 ακίνητα της Τραπέζης αξίας € 42,4 εκατ. μεταφέρθηκαν από την κατηγορία «Στοιχεία Ενεργητικού προς πώληση» λόγω αποφάσεως της Τραπέζης να τα ιδιοχρησιμοποιήσει. Οι αποσβέσεις που αντιστοιχούν στο χρονικό διάστημα που τα συγκεκριμένα ακίνητα είχαν καταταγεί στην κατηγορία «Στοιχεία Ενεργητικού προς πώληση» ανέρχονται σε € 2,2 εκατ. και έχουν επιβαρύνει τα αποτελέσματα της χρήσεως 2007.

Κατά την 31.12.2006 η Τράπεζα εξέτασε τα παραπάνω ακίνητα για πιθανή απομείωση της αξίας τους και δεν προέκυψε περίπτωση αναγνώρισης σχετικής ζημίας.
Έκτοτε δεν προέκυψαν γεγονότα και καταστάσεις που να αποδεικνύουν ότι η λογιστική αξία των παγίων υπολείπεται της ανακτήσιμης αξίας τους.

21. Υπεραξία και λοιπά άυλα πάγια

	Software	Δικαιώματα τραπεζικής ιδιοκτησίας	Σύνολα
Υπόλοιπα την 1.1.2006			
Αξία κτήσεως	104.142	-	104.142
Συσσωρευμένες αποσβέσεις	(71.126)	-	(71.126)
Αναπόσβεστη αξία την 1.1.2006	33.016	-	33.016
1.1.2006-31.12.2006			
Αναπόσβεστη αξία 1.1.2006	33.016	-	33.016
Προσθήκες	22.646	-	22.646
Συναλλαγματικές διαφορές	(3)	-	(3)
α) Αξία κτήσεως	(4)	-	(4)
β) Αποσβεσμένα	1	-	1
Διαθέσεις	(99)	-	(99)
α) Αξία κτήσεως	(113)	-	(113)
β) Αποσβεσμένα	14	-	14
Αποσβέσεις περιόδου	(13.456)	-	(13.456)
Αναπόσβεστη αξία 31.12.2006	42.104	-	42.104

Υπόλοιπα την 31.12.2006			
Αξία κτήσεως	126.671	-	126.671
Συσσωρευμένες αποσβέσεις	(84.567)	-	(84.567)
1.1.2007-31.12.2007			
Αναπόσβεστη αξία 1.1.2007	42.104	-	42.104
Προσθήκες(1)	30.385	1.785	32.170
Συναλλαγματικές διαφορές	11	-	11
α) Αξία κτήσεως	11	-	11
β) Αποσβεσμένα	-	-	-
Διαθέσεις	(618)	-	(618)
α) Αξία κτήσεως	(618)	-	(618)
β) Αποσβεσμένα	-	-	-
Αποσβέσεις περιόδου	(17.801)	(30)	(17.831)
Αναπόσβεστη αξία 31.12.2007	54.081	1.755	55.836
Υπόλοιπα την 31.12.2007			
Αξία κτήσεως	156.449	1.785	158.234
Συσσωρευμένες αποσβέσεις	(102.368)	(30)	(102.398)

(1) Το ποσό των € 1.785 αφορά αγορά εμπορικού σήματος και λοιπών δικαιωμάτων, που η Τράπεζα αποσβένει σε 5 χρόνια.

22. Αναβαλλόμενες Φορολογικές Απαιτήσεις & Υποχρεώσεις

	31.12.2007	31.12.2006
Αναβαλλόμενες φορολογικές απαιτήσεις	158.160	261.363
Αναβαλλόμενες φορολογικές υποχρεώσεις	(82.960)	(137.901)
Σύνολο	75.200	123.462

Οι αναβαλλόμενες φορολογικές απαιτήσεις και υποχρεώσεις προκύπτουν ως εξής:

	1.1.2007 - 31.12.2007			
		Αναγνώριση		
	Υπόλοιπο 1.1.2007	**Στην Κατάσταση Αποτελεσμάτων**	**Στην Καθαρή Θέση**	**Υπόλοιπο 31.12.2007**
Αποσβέσεις παγίων	15.696	(7.141)		8.555
Αποτίμηση Δανείων	11.706	6.829		18.535
Διακοπή εκτοκισμού	(24.284)	(29.175)		(53.459)
Απομείωση Δανείων	7.305	(12.012)		(4.707)
Αποτίμηση Παραγώγων	(6.191)	5.496		(695)
Λοιπές προβλέψεις	590	16.788		17.378
Λοιπές απαιτήσεις	(2.750)	(454)		(3.204)
Διαμόρφωση πραγματικού επιτοκίου	3.149	(4.534)		(1.385)
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	126.026	(15.310)		110.716
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα & δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(7.785)	(9.887)		(17.672)
Αποτίμηση συμμετοχών		2.976		2.976
Αποτίμηση ομολόγων		(1.838)		(1.838)
Σύνολο	123.462	(48.262)	-	75.200

	1.1.2006 - 31.12.2006			
		Αναγνώριση		
	Υπόλοιπο 1.1.2006	Στην Κατάσταση Αποτελεσμάτων	Στην Καθαρή Θέση	Υπόλοιπο 31.12.2006
Αποσβέσεις παγίων	24.958	(9.262)		15.696
Αποτίμηση Δανείων	(1.052)	12.758		11.706
Διακοπή εκτοκισμού	(361)	(23.923)		(24.284)
Απομείωση Δανείων	3.520	3.785		7.305
Αποτίμηση Παραγώγων	5.378	(11.569)		(6.191)
Λοιπές προβλέψεις	87	503		590
Λοιπές απαιτήσεις		(2.750)		(2.750)
Διαμόρφωση πραγματικού επιτοκίου	4.350	(1.201)		3.149
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	126.486	(460)		126.026
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα & δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(4.947)	(2.838)		(7.785)
Σύνολο	158.419	(34.957)		123.462

23. Λοιπά στοιχεία ενεργητικού

	31.12.2007	31.12.2006
Προπληρωθέντα έξοδα	11.669	8.912
Έσοδα εισπρακτέα	3.845	3.436
Προκαταβεβλημένοι και παρακρατημένοι φόροι	161.558	159.506
Προκαταβολές προσωπικού	7.431	7.601
Απαιτήσεις από προγράμματα καθορισμένων παροχών στους εργαζόμενους (σημείωση 29)	49.189	-
Λοιπά	46.934	50.370
Σύνολο	280.626	229.825

24. Στοιχεία Ενεργητικού προς πώληση

Στα στοιχεία Ενεργητικού προς πώληση της 31.12.2007 περιλαμβάνονται ακίνητα και μηχανολογικός εξοπλισμός ποσού € 54.706 (31.12.2006: € 92.513).

Η μεταβολή οφείλεται κυρίως στο γεγονός ότι, κατά τη χρήση 2007, ακίνητα ποσού € 42,4 εκατ. μεταφέρθηκαν στην κατηγορία των ιδιοχρησιμοποιούμενων παγίων λόγω αποφάσεως της Τραπέζης να τα χρησιμοποιήσει για να στεγάσει υπηρεσίες της.

Υποχρεώσεις

25. Υποχρεώσεις προς πιστωτικά ιδρύματα

	31.12.2007	31.12.2006
Όψεως	40.090	90.143
Προθεσμίας	3.404.942	1.620.726
Πράξεις προσωρινής εκχωρήσεως (Repos)	1.923.548	5.234.820
Δανειακές υποχρεώσεις	268.982	276.428
Σύνολο	5.637.562	7.222.117

26. Υποχρεώσεις προς πελάτες

	31.12.2007	31.12.2006
Όψεως	5.734.927	5.655.696
Ταμιευτηρίου	9.122.487	9.588.327
Προθεσμίας:		
- Synthetic Swaps	724.038	414.796
- Λοιπές	7.469.973	4.150.358
Πράξεις προσωρινής εκχωρήσεως (Repos)	113.174	376.118
	23.164.599	20.185.295
Επιταγές και εντολές πληρωτέες	170.289	187.248
Σύνολο	23.334.888	20.372.543

27. Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις

Κοινά ομολογιακά δάνεια	
Υπόλοιπο 1.1.2007	13.165.944
Μεταβολές περιόδου 1.1-31.12.2007	
Νέες εκδόσεις(1)	8.222.292
Λήξεις/Ανακλήσεις	(3.185.839)
Μεταβολές εύλογης αξίας λόγω αντιστάθμισης	(43.290)
Μεταβολές δεδουλευμένων τόκων	56.709
Συναλλαγματικές διαφορές	(28.183)
Υπόλοιπο 31.12.2007	18.187.633
Δάνεια μειωμένης εξασφαλίσεως	
Υπόλοιπο 1.1.2007	1.061.008
Μεταβολές περιόδου 1.1-31.12.2007	
Νέες εκδόσεις(2)	677.038
Λήξεις/Ανακλήσεις(3)	(325.000)
Μεταβολές εύλογης αξίας λόγω αντιστάθμισης	3.745
Μεταβολές δεδουλευμένων τόκων	6.406
Συναλλαγματικές διαφορές	(10.766)
Υπόλοιπο 31.12.2007	1.412.431
Υβριδικοί τίτλοι	
Υπόλοιπο 1.1.2007	921.368
Μεταβολές περιόδου 1.1-31.12.2007	
Μεταβολές δεδουλευμένων τόκων	544
Υπόλοιπο 31.12.2007	921.912
Γενικό Σύνολο	20.521.976

(1) Η πλειονότητα των νέων κοινών ομολογιακών εκδόσεων (€ 7.109 εκατ.) φέρει κυμαινόμενο επιτόκιο Euribor με περιθώριο από -10 μονάδες βάσης μέχρι και 25 μονάδες βάσης ανάλογα με τη διάρκεια της έκδοσης. Την 16.11.2007 εκδόθηκε δάνειο ονομαστικής αξίας $ 300 εκατ. με επιτόκιο που καθορίζεται από το τρίμηνο Libor με περιθώριο 10 μονάδες βάσης.

(2) Την 1.2.2007 εκδόθηκε δάνειο ονομαστικής αξίας € 350 εκατ. με επιτόκιο που καθορίζεται από το τρίμηνο Euribor προσαυξημένο με περιθώριο 40 μονάδων βάσης για τα πρώτα 5 έτη, το οποίο αυξάνεται σε 170 μονάδες βάσης για τα επόμενα 5 έτη σε περίπτωση μη ανακλήσεως.

Την 8.3.2007 εκδόθηκε δάνειο € 200 εκατ. με επιτόκιο που καθορίζεται από το τρίμηνο Euribor προσαυξημένο με περιθώριο 35 μονάδων βάσης για τα πρώτα 5 έτη, το οποίο αυξάνεται σε 165 μονάδες βάσης για τα επόμενα 5 έτη σε περίπτωση μη ανακλήσεως.

Την 27.7.2007 εκδόθηκε δάνειο αορίστου διάρκειας (Upper Tier II) ονομαστικής αξίας €130 εκατ. με επιτόκιο που καθορίζεται από το τρίμηνο Euribor προσαυξημένο με περιθώριο 50 μονάδων βάσης για τα πρώτα 5 έτη, το οποίο αυξάνεται σε 150 μονάδες βάσης για τα επόμενα έτη σε περίπτωση μη ανακλήσεως.

(3) Την 8.3.2007, μετά την παρέλευση 5 ετών από την έκδοσή τους, ανακλήθηκε δάνειο μειωμένης εξασφαλίσεως ποσού € 300 εκατ. και αρχικής διάρκειας 10 ετών.

Την 8.5.2007, μετά την παρέλευση 5 ετών από την έκδοσή του, ανακλήθηκε δάνειο μειωμένης εξασφαλίσεως ποσού € 25 εκατ. και αρχικής διάρκειας 10 ετών.

28. Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους

	31.12.2007	31.12.2006
Για τρέχοντα φόρο εισοδήματος	104.266	95.653
Για λοιπούς φόρους	23.597	14.449
Σύνολο	127.863	110.102

29. Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους

Τα συνολικά μεγέθη, που αναγνωρίσθηκαν στις οικονομικές καταστάσεις, για τις υποχρεώσεις καθορισμένων παροχών παρουσιάζονται στον κάτωθι πίνακα:

	Ισολογισμός 31.12.2007 Υποχρέωση/ (Απαίτηση)	**Αποτελέσματα χρήσεως 1.1.-31.12.2007 Έξοδα/ (Έσοδα)**	**Ισολογισμός 31.12.2006 Υποχρέωση/ (Απαίτηση)**	**Αποτελέσματα χρήσεως 1.1.-31.12.2006 Έξοδα/ (Έσοδα)**
ΤΑΠ - Επικουρική Σύνταξη	-	(1.199)	569.807	42.710
ΤΑΠ - Εφάπαξ Παροχή	(49.189)	4.203	(52.035)	2.799
Σύνολο	**(49.189)**	**3.004**	**517.772**	**45.509**
ΤΑΠΙΑΤ	**3.733**	**8.194**	**(4.461)**	**491**
Σύνολο		**11.198**	**513.311**	**46.000**

Τα ποσά των μεγεθών του Ισολογισμού και της καταστάσεως αποτελεσμάτων χρήσεως αναλύονται παρακάτω ανά ταμείο και είδος παροχής ως εξής:

α) Ταμείο Αλληλοβοηθείας Προσωπικού (ΤΑΠ) της πρώην Alpha Τραπέζης Πίστεως

Στο Ταμείο Αλληλοβοηθείας Προσωπικού (ΤΑΠ) λειτουργούσαν, χωρίς λογιστική αυτοτέλεια, ο κλάδος σύνταξης και ο κλάδος εφάπαξ παροχής, για το προσωπικό της Τραπέζης που προέρχεται από την πρώην Alpha Τράπεζα Πίστεως.

Σύμφωνα με το άρθρο 10 του Ν.3620/07 τα μέλη του ΤΑΠ υπήχθησαν από 1.1.2008 στο Ενιαίο Ταμείο Ασφάλισης Τραπεζοϋπαλλήλων (Ε.Τ.Α.Τ.) για την επικουρική ασφάλιση.

Στο ΤΑΠ παραμένει ο κλάδος της εφάπαξ παροχής με εγγύηση της Τραπέζης.

Η ανάλυση των ποσών κατά κλάδο έχει ως εξής:

i) Επικουρική Σύνταξη

Το κόστος υπαγωγής στο Ε.Τ.Α.Τ. υπολογίσθηκε με την ειδική οικονομική μελέτη που προβλέπει ο Ν.3371/2005 σε € 543 εκατ. Το ποσό αυτό θα εξοφληθεί σε 10 ετήσιες ισόποσες δόσεις, ποσού € 67.281 εκάστη, αρχής γενομένης από τον Ιανουάριο του 2008.

Η ημερομηνία αναφοράς της ειδικής οικονομικής μελέτης ήταν η 31.12.2006, οπότε στο κόστος υπαγωγής των € 543 εκατ έχει προσμετρηθεί το κόστος των συντάξεων του 2007. Επιπλέον, οι δόσεις έχουν υπολογισθεί εντόκως από 1.1.2007 με επιτόκιο 4,1%, (ίσο με την απόδοση των δεκαετών ομολόγων της ευρωζώνης κατά την ημερομηνία ανάθεσης της μελέτης (29.1.2007), σύμφωνα με τα οριζόμενα από το Υπουργείο Οικονομίας και Οικονομικών για τις ειδικές οικονομικές μελέτες του Ν.3371/2005. Λόγω των ανωτέρω, ενώ η υποχρεωτική ένταξη του προσωπικού στο Ε.Τ.Α.Τ. λαμβάνει χώρα από 1.1.2008, ως αφετηρία των οικονομικών συνεπειών του νόμου θεωρείται η 1.1.2007. Ως εκ τούτου το αποτέλεσμα από το διακανονισμό της υποχρέωσης για την επικουρική σύνταξη του ΤΑΠ έχει υπολογισθεί με βάση τα δεδομένα της 1.1.2007.

Τα ποσά που αναγνωρίζονται στον ισολογισμό έχουν ως εξής:

	31.12.2007	31.12.2006
Παρούσα αξία δεδουλευμένων υποχρεώσεων	-	612.339
Εύλογη αξία των περιουσιακών στοιχείων του Ταμείου	-	-
	-	612.339
Μη αναγνωρισθείσες αναλογιστικές ζημίες	-	(42.532)
Υποχρέωση στον ισολογισμό	-	569.807

Τα ποσά που αναγνωρίζονται στα αποτελέσματα χρήσεως έχουν ως εξής:

	31.12.2007	31.12.2006
Τρέχον κόστος υπηρεσίας	-	9.116
Κόστος επιτοκίου	-	33.594
Σύνολο (το οποίο περιλαμβάνεται στις αμοιβές προσωπικού)	-	42.710

Η μεταβολή στην παρούσα αξία των δεδουλευμένων υποχρεώσεων κατά το έτος 2006 προέκυψε ως εξής:

	2006
Υπόλοιπο ενάρξεως χρήσεως	601.022
Τρέχον κόστος υπηρεσίας	9.116
Κόστος επιτοκίου	33.594
Εισφορές εργαζομένων	2.939
Καταβληθείσες παροχές	(34.332)
Υπόλοιπο τέλους χρήσεως	612.339

Η μεταβολή στην περιουσία του Ταμείου που αναλογεί στις συντάξεις κατά το έτος 2006 έχει ως εξής:

	2006
Υπόλοιπο ενάρξεως χρήσεως	-
Εισφορά Τραπέζης	31.393
Εισφορές εργαζομένων	2.939
Καταβληθείσες παροχές	(34.332)
Υπόλοιπο τέλους χρήσεως	-

Η μεταβολή στην υποχρέωση προέκυψε ως εξής:

Υπόλοιπο την 1.1.2006	558.490
Δεδουλευμένο έξοδο	42.710
Καταβληθείσες εισφορές	(31.393)
Υπόλοιπο την 31.12.2006	569.807
Υπόλοιπο την 1.1.2007	569.807
Υπόλοιπο την 1.1.2007 που αναγνωρίζεται σύμφωνα με το Ν. 3620/07 στο λογαριασμό Λοιπές υποχρεώσεις/Υποχρεώσεις προς Ε.Τ.Α.Τ.	(543.000)
Αποτέλεσμα διακανονισμού	(26.807)
Υπόλοιπο την 31.12.2007	-

Οι αναλογιστικές υποθέσεις που χρησιμοποιήθηκαν για το έτος 2006 είναι οι ακόλουθες:

	31.12.2006
Επιτόκιο προεξόφλησης	5,5%
Μελλοντικές αυξήσεις μισθών	3,5%
Μελλοντικές αυξήσεις συντάξεων	2,5%

Τέλος, το συνολικό αποτέλεσμα του έτους 2007 που αφορά την επικουρική σύνταξη αναλύεται ως εξής:

	Αποτελέσματα χρήσεως 1.1.-31.12.2007 Έξοδα/(Έσοδα)
Αποτέλεσμα διακανονισμού	(26.807)
Τόκοι πρώτης δόσεως Ν. 3620/07	22.263
Τακτική εισφορά Τραπέζης	3.345
Σύνολο (το οποίο περιλαμβάνεται στις αμοιβές προσωπικού)	**(1.199)**

ιι) Εφάπαξ παροχή

Τα ποσά που αναγνωρίζονται στον ισολογισμό έχουν ως εξής:

	31.12.2007	31.12.2006
Παρούσα αξία δεδουλευμένων υποχρεώσεων	127.035	121.463
Εύλογη αξία των περιουσιακών στοιχείων του Ταμείου	(162.031)	(165.051)
Έλλειμμα/(Πλεόνασμα)	**(34.996)**	**(43.588)**
Μη αναγνωρισθείσες αναλογιστικές ζημίες	(14.193)	(8.447)
Απαίτηση στον ισολογισμό	**(49.189)**	**(52.035)**

Η απαίτηση της 31.12.2006 είχε συμψηφιστεί με τις λοιπές υποχρεώσεις καθορισμένων παροχών.

Τα ποσά που αναγνωρίζονται στα αποτελέσματα χρήσεως έχουν ως εξής:

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Τρέχον κόστος υπηρεσίας	5.484	4.528
Κόστος επιτοκίου	5.342	5.387
Αναμενόμενη απόδοση των περιουσιακών στοιχείων του Ταμείου	(6.623)	(7.116)
Σύνολο (το οποίο περιλαμβάνεται στις αμοιβές προσωπικού)	**4.203**	**2.799**

Η μεταβολή στην παρούσα αξία των δεδουλευμένων υποχρεώσεων προέκυψε ως εξής:

	2007	2006
Υπόλοιπο ενάρξεως χρήσεως	**121.463**	**116.426**
Τρέχον κόστος υπηρεσίας	5.484	4.528
Κόστος επιτοκίου	5.342	5.387
Εισφορές εργαζομένων	1.032	1.110
Καταβληθείσες παροχές	(8.466)	(5.913)
Παροχές που καταβάλλονται απευθείας από την Τράπεζα	(1.357)	-
Έξοδα	(68)	(75)
Αναλογιστικές ζημίες	3.605	-
Υπόλοιπο τέλους χρήσεως	**127.035**	**121.463**

Η μεταβολή στην εύλογη αξία των περιουσιακών στοιχείων του ταμείου προέκυψε ως εξής:

	2007	2006
Υπόλοιπο ενάρξεως χρήσεως	165.051	149.392
Αναμενόμενη απόδοση	6.623	7.116
Εισφορά Τραπέζης	-	15.093
Εισφορές εργαζομένων	1.032	1.110
Καταβληθείσες παροχές	(8.466)	(5.913)
Έξοδα	(68)	(75)
Αναλογιστικές ζημίες	(2.141)	(1.672)
Υπόλοιπο τέλους χρήσεως	162.031	165.051

Στα περιουσιακά στοιχεία του ταμείου περιλαμβάνονται καταθέσεις στην Alpha Bank ύψους € 35,1 εκατ., απαιτήσεις από Ε.Τ.Α.Τ. ποσού € 31,1 εκατ., ομόλογα Alpha Credit Group plc ποσού € 80,5 εκατ. και μετοχές Alpha Bank αξίας € 11,7 εκατ.

Η μεταβολή στην απαίτηση προέκυψε ως εξής:

Υπόλοιπο την 1.1.2006	(39.741)
Δεδουλευμένο έξοδο	2.799
Καταβληθείσες εισφορές	(15.093)
Υπόλοιπο την 31.12.2006	(52.035)
Υπόλοιπο την 1.1.2007	(52.035)
Δεδουλευμένο έξοδο	4.203
Καταβληθείσες εισφορές	-
Παροχές που καταβάλλονται απευθείας από την Τράπεζα	(1.357)
Υπόλοιπο την 31.12.2007	(49.189)

Οι βασικές αναλογιστικές υποθέσεις που χρησιμοποιήθηκαν ήταν οι εξής:

	31.12.2007	31.12.2006
Επιτόκιο προεξόφλησης	5,5%	5,5%
Αναμενόμενη απόδοση των περιουσιακών στοιχείων του Ταμείου	5,0%	5,5%
Μελλοντικές αυξήσεις μισθών	3,5%	3,5%

β) Ταμείο Ασφαλίσεως Προσωπικού Ιονικής και Λαϊκής Τραπέζης (ΤΑΠΙΛΤ - Κλάδος Πρόνοιας)

Το Ταμείο Ασφαλίσεως Προσωπικού Ιονικής και Λαϊκής Τραπέζης (ΤΑΠΙΛΤ - Κλάδος Πρόνοιας) χορηγεί εφάπαξ παροχές στο προσωπικό της Τραπέζης που προέρχεται από την πρώην Ιονική Τράπεζα.

Η Τράπεζα έχει εγγυηθεί την κάλυψη των ελλειμμάτων του Ταμείου αυτού μέχρι την αποχώρηση του τελευταίου εργαζομένου με βάση τους όρους που ίσχυαν την 6.5.2003.

Τα ποσά που αναγνωρίζονται στον Ισολογισμό έχουν ως εξής:

	31.12.2007	31.12.2006
Παρούσα αξία δεδουλευμένων υποχρεώσεων	74.737	63.458
Εύλογη αξία των περιουσιακών στοιχείων του Ταμείου	(64.006)	(61.202)
	10.731	2.256
Μη αναγνωρισθείσες αναλογιστικές ζημίες	(6.998)	(6.717)
Υποχρέωση(απαίτηση) στον ισολογισμό	3.733	(4.461)

Η απαίτηση της 31.12.2006 είχε συμψηφιστεί με τις λοιπές υποχρεώσεις καθορισμένων παροχών.

Τα ποσά που αναγνωρίζονται στα αποτελέσματα χρήσεως έχουν ως εξής:

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Τρέχον κόστος υπηρεσίας	255	449
Κόστος επιτοκίου	2.744	2.752
Αναμενόμενη απόδοση των περιουσιακών στοιχείων του Ταμείου	(2.508)	(2.766)
Αναλογιστικές ζημίες που αναγνωρίσθηκαν κατά τη διάρκεια της περιόδου	28	56
Κόστος υπηρεσίας παρελθόντων ετών	7.675	
Σύνολο (το οποίο περιλαμβάνεται στις αμοιβές και έξοδα προσωπικού)	**8.194**	**491**

Η μεταβολή στην παρούσα αξία των δεδουλευμένων υποχρεώσεων προέκυψε ως εξής:

	2007	2006
Υπόλοιπο ενάρξεως χρήσεως	**63.458**	**59.743**
Τρέχον κόστος υπηρεσίας	255	449
Κόστος επιτοκίου	2.744	2.752
Εισφορές εργαζομένων	3.061	2.442
Καταβληθείσες παροχές	(3.096)	(1.602)
Έξοδα	(85)	(326)
Κόστος υπηρεσίας παρελθόντων ετών	7.675	
Αναλογιστικές ζημίες	725	
Υπόλοιπο τέλους χρήσεως	**74.737**	**63.458**

Η μεταβολή στην εύλογη αξία των περιουσιακών στοιχείων του ταμείου προέκυψε ως εξής:

	2007	2006
Υπόλοιπο ενάρξεως χρήσεως	**61.202**	**58.068**
Αναμενόμενη απόδοση	2.508	2.766
Εισφορές εργαζομένων	3.061	2.442
Καταβληθείσες παροχές	(3.096)	(1.602)
Έξοδα	(85)	(326)
Αναλογιστικά κέρδη(ζημίες)	416	(146)
Υπόλοιπο τέλους χρήσεως	**64.006**	**61.202**

Η σύνθεση των περιουσιακών στοιχείων του Ταμείου έχει ως εξής:

Ακίνητα	983
Μετοχές	5.282
Αμοιβαία Κεφάλαια	208
Διαθέσιμα	56.843
Λοιποί άτοκοι λογαριασμοί	690
Σύνολο	**64.006**

Στα περιουσιακά στοιχεία του ταμείου συμπεριλαμβάνονται μετοχές Alpha Bank αξίας € 4 εκατ. και καταθέσεις στην Alpha Bank αξίας € 0,3 εκατ.

Η μεταβολή στην υποχρέωση προέκυψε ως εξής:

Υπόλοιπο την 1.1.2006	**(4.952)**
Δεδουλευμένο έξοδο	491
Καταβληθείσες εισφορές	-
Υπόλοιπο την 31.12.2006	**(4.461)**
Υπόλοιπο την 1.1.2007	**(4.461)**
Δεδουλευμένο έξοδο	8.194
Καταβληθείσες εισφορές	-
Υπόλοιπο την 31.12.2007	**3.733**

Οι βασικές αναλογιστικές υποθέσεις που χρησιμοποιήθηκαν ήταν οι εξής:

	31.12.2007	31.12.2006
Επιτόκιο προεξόφλησης	5,5%	5%
Αναμενόμενη απόδοση των περιουσιακών στοιχείων του Ταμείου	5%	5%
Μελλοντικές αυξήσεις μισθών	3,5%	3,5%

30. Λοιπές υποχρεώσεις

	31.12.2007	31.12.2006
Προμηθευτές	38.234	74.615
Έσοδα επομένων χρήσεων	3.752	30.495
Δεδουλευμένα έξοδα	41.183	28.846
Κρατήσεις και εισφορές υπέρ τρίτων	237.444	209.948
Υποχρεώσεις προς Ε.Τ.Α.Τ. *	565.263	-
Υποχρεώσεις από πιστωτικές κάρτες	226.982	207.517
Λοιπά	46.154	34.937
Σύνολο	**1.159.012**	**584.358**

* Με το άρθρο 10 του Ν.3620/2007, και την υποχρεωτική υπαγωγή στο Ενιαίο Ταμείο Ασφάλισης Τραπεζοϋπαλλήλων (Ε.Τ.Α.Τ.) των ασφαλισμένων και συνταξιούχων του Τ.Α.Π. από 1.1.2008 (σημείωση 29), η οικονομική επιβάρυνση για την Τράπεζα ανήλθε στο ποσό των € 543 εκατ., το οποίο θα καταβληθεί εντόκως σε δέκα ισόποσες ετήσιες δόσεις. Στο λογαριασμό περιλαμβάνεται το ανωτέρω ποσό και οι τόκοι για το έτος 2007.

31. Προβλέψεις

Υπόλοιπο 1.1.2006	**1.628**
Μεταβολές περιόδου 1.1-31.12.2006	
Προβλέψεις για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημείωση 9)	14.946
Λοιπές προβλέψεις σε βάρος των αποτελεσμάτων	1.469
Χρησιμοποιηθείσες προβλέψεις	(142)
Υπόλοιπο την 31.12.2006	**17.901**
Μεταβολές περιόδου 1.1-31.12.2007	
Προβλέψεις για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημείωση 9)	30.983
Αντιλογισμός προβλέψεων	(1.078)
Χρησιμοποιηθείσες προβλέψεις	(10)
Υπόλοιπο την 31.12.2007	**47.796**

Καθαρή Θέση

32. Μετοχικό κεφάλαιο

	Αριθμός μετοχών	Καταβεβλημένο Μετοχικό κεφάλαιο
Υπόλοιπο έναρξης (1 Ιανουαρίου 2006)	291.203.608	1.456.018
Δωρεάν διανομή 4 νέων μετοχών για κάθε 10 παλαιές με μείωση της ονομαστικής αξίας εκάστης μετοχής από € 5 σε €3,90 και κεφαλαιοποίηση φορολογηθέντων αποθεματικών παρελθουσών χρήσεων	116.481.444	133.954
Ενάσκηση δικαιωμάτων προαιρέσεως	336.950	1.314
Υπόλοιπο 31 Δεκεμβρίου 2006	**408.022.002**	**1.591.286**
Ενάσκηση δικαιωμάτων προαιρέσεως	2.954.650	11.523
Υπόλοιπο 31 Δεκεμβρίου 2007	**410.976.652**	**1.602.809**

Ο συνολικός αριθμός των κοινών ονομαστικών μετοχών στις 31 Δεκεμβρίου 2007 ανέρχεται σε 410.976.652 (31.12.2006: 408.022.002) ονομαστικής αξίας € 3,90 ανά μετοχή.

Κάθε μετοχή δίνει δικαίωμα μίας ψήφου στις συνελεύσεις των μετόχων της Τραπέζης.

Λεπτομέρειες για τα παρεχόμενα, από την Τράπεζα στα στελέχη της, δικαιώματα προαιρέσεως επί μετοχών της αναφέρονται στη σημείωση 42.

33. Διαφορά από έκδοση μετοχών υπέρ το άρτιο

Υπόλοιπο έναρξης (1 Ιανουαρίου 2006)	125.685
Διαφορά ενασκηθέντων δικαιωμάτων προαιρέσεως	2.276
Υπόλοιπο 31 Δεκεμβρίου 2006	**127.961**
Διαφορά ενασκηθέντων δικαιωμάτων προαιρέσεως	56.072
Υπόλοιπο 31 Δεκεμβρίου 2007	**184.033**

Κατά τη χρήση 2007 ενασκήθηκαν συνολικά 2.954.650 δικαιώματα προαιρέσεως, εκ των οποίων 1.830.945 ενασκήθηκαν με τιμή διαθέσεως € 20,61 και από τα οποία προέκυψε, λόγω διαφοράς μεταξύ της τιμής διαθέσεως και της ονομαστικής αξίας, πίστωση της διαφοράς από έκδοση μετοχών υπέρ το άρτιο κατά € 30.595.
Η επιπλέον πίστωση κατά € 25.477 προέκυψε, από μεταφορά του ειδικού αποθεματικού από αποτίμηση stock options, κατά την ενάσκηση των δικαιωμάτων προαιρέσεως εντός του έτους 2007.

34. Αποθεματικά

Τα υπόλοιπα των επιμέρους αποθεματικών έχουν ως εξής:

	31.12.2007	31.12.2006
Τακτικό αποθεματικό	336.180	282.780
Αποθεματικό διαθέσιμου προς πώληση χαρτοφυλακίου	(2.288)	(80.917)
Ειδικό αποθεματικό (από αποτίμηση stock options)	-	5.990
Σύνολο	**333.892**	**207.853**

Όπως προβλέπει το άρθρο 24 του Καταστατικού της Τραπέζης, από τα καθαρά κέρδη κάθε χρήσεως αφαιρείται ετησίως το 10%, τουλάχιστον, για το σχηματισμό τακτικού αποθεματικού. Ο σχηματισμός του τακτικού αποθεματικού παύει να είναι υποχρεωτικός, όταν το υπόλοιπό του φθάσει στο ήμισυ του μετοχικού κεφαλαίου. Σύμφωνα με το άρθρο 44 του Κ.Ν.2190/1920 το αποθεματικό αυτό χρησιμοποιείται αποκλειστικά για την κάλυψη του τυχόν χρεωστικού υπολοίπου του λογαριασμού "Αποτελέσματα εις νέον".

Λόγω ενασκήσεως από τους δικαιούχους, του συνόλου των χορηγηθέντων δικαιωμάτων προαιρέσεως, το συνολικό ποσό του σχηματισθέντος ειδικού αποθεματικού από αποτίμηση δικαιωμάτων προαιρέσεως, μεταφέρθηκε στον λογαριασμό «Διαφορά από έκδοση μετοχών υπέρ το άρτιο».

35. Αποτελέσματα εις νέον

α. Στο λογαριασμό αυτό περιλαμβάνονται και αποθεματικά, που σχηματίζονται από κέρδη εκ πωλήσεων μετοχών εισηγμένων στο Χρηματιστήριο Αθηνών ή σε αλλοδαπό χρηματιστήριο ή σε άλλο διεθνή αναγνωρισμένο χρηματιστηριακό θεσμό, καθώς και από αφορολόγητα έσοδα ή εισοδήματα φορολογούμενα με ειδικό τρόπο με εξάντληση της φορολογικής υποχρεώσεως, που δεν διανέμονται

Από τα αποθεματικά αυτά όσα είχαν σχηματιστεί μέχρι την 31.12.2005 έχουν φορολογηθεί.

Τα σχηματιζόμενα από τη χρήση 2007 και μετά υπόκεινται σε φορολογία με τον συντελεστή φορολογίας που ισχύει κάθε φορά για την Τράπεζα (Ν. 3634/2008).

Τα αποθεματικά που έχουν φορολογηθεί δύνανται, οποτεδήποτε, να διανεμηθούν ή να κεφαλαιοποιηθούν, χωρίς καμία περαιτέρω φορολογική επιβάρυνση.

β. Σύμφωνα με το άρθρο 3 παρ.1 του Α.Ν.148/1967, οι ανώνυμες εταιρίες υποχρεούνται, εκτός εάν η Γενική Συνέλευση των Μετόχων αποφασίσει διαφορετικά, να διανέμουν σε μετρητά, κάθε έτος, στους μετόχους ποσοστό τουλάχιστον 35% επί των καθαρών κερδών μετά την αφαίρεση του τακτικού αποθεματικού και ορισμένων κερδών από την εκποίηση μετοχών που περιγράφονται στην εν λόγω παράγραφο. Το καθαρό κέρδος που απομένει από την αποτίμηση χρηματοπιστωτικών μέσων στην εύλογη αξία τους μετά την αφαίρεση των ζημιών από την ίδια αιτία δεν λαμβάνεται υπόψη για τον υπολογισμό του υποχρεωτικού μερίσματος που προβλέπεται από την υφιστάμενη νομοθεσία.

Τα διανεμόμενα μερίσματα φορολογούνται στο όνομα της εταιρίας και έτσι δεν διενεργείται καμία κράτηση κατά την καταβολή τους στους μετόχους.

Η Τακτική Γενική Συνέλευση των μετόχων της Τραπέζης που πραγματοποιήθηκε στις 3 Απριλίου 2007, ενέκρινε την καταβολή μερίσματος για τη χρήση 2006 € 0,75 ανά μετοχή. Έτσι, στη χρήση 2007, το συνολικό μέρισμα ύψους € 304.421 έχει αφαιρεθεί από το λογαριασμό «Αποτελέσματα εις νέον».

Για τη χρήση που έληξε την 31 Δεκεμβρίου 2007 το Διοικητικό Συμβούλιο της Τραπέζης θα προτείνει στην Τακτική Γενική Συνέλευση των Μετόχων τη διανομή μερίσματος € 0,90 ανά μετοχή, έναντι € 0,75 της χρήσεως 2006.

36. Ίδιες μετοχές

Η Τράπεζα, δυνάμει των αποφάσεων των Τακτικών Γενικών Συνελεύσεων προηγουμένων χρήσεων για αγορά ιδίων μετοχών, με 31.12.2006 κατείχε 801.719 ίδιες μετοχές συνολικού κόστους € 14.465 που αντιστοιχούσαν σε ποσοστό 0,20% του μετοχικού κεφαλαίου.

Στη χρήση 2007, η Τράπεζα προέβη σε σταδιακές αγορές ιδίων μετοχών αποκτώντας συνολικά 13.674.907 ίδιες μετοχές συνολικού κόστους € 329.189 (ήτοι € 24,07 ανά μετοχή).

Την 1η Αυγούστου 2007 η Τράπεζα προέβη σε πώληση, μέσω ιδιωτικής τοποθετήσεως, 3.505.992 ιδίων μετοχών συνολικού κόστους € 77.689 (ήτοι € 22,16 ανά μετοχή), που αντιπροσώπευαν το 0,86% του μετοχικού της κεφαλαίου. Επίσης την 20η Δεκεμβρίου 2007, η Τράπεζα προέβη σε πώληση, μέσω ιδιωτικής τοποθετήσεως, 10.970.634 ιδίων μετοχών που αντιπροσώπευαν το 2,67% του μετοχικού της κεφαλαίου, συνολικού κόστους € 265.965 (ήτοι € 24,24 ανά μετοχή).

Το καθαρό εισπραχθέν ποσό από τις συνολικές πωλήσεις ιδιοκατεχόμενων μετοχών ανήλθε σε €340.655, οι δε ζημιές από την πώληση των ιδίων μετοχών ανήλθαν σε € 2.999 και καταχωρήθηκαν απευθείας στο λογαριασμό της Καθαρής Θέσεως «Αποτελέσματα εις νέον».
Την 31η Δεκεμβρίου 2007 η Τράπεζα δεν κατείχε ίδιες μετοχές.
Ο αριθμός των ιδίων μετοχών και το κόστος κτήσεώς τους αναλύονται ως εξής:

	Τεμάχια	Κόστος κτήσεως
Υπόλοιπο 1.1.2007	801.719	14.465
Αγορές 1.1-31.12.2007	13.674.907	329.189
Πωλήσεις 1.1-31.12.2007	(14.476.626)	(343.654)
Υπόλοιπο 31.12.2007	-	-

Πρόσθετες πληροφορίες

37. Ενδεχόμενες υποχρεώσεις και δεσμεύσεις

α) Νομικά θέματα

Υπάρχουν ορισμένες απαιτήσεις και δικαστικές αγωγές πελατών κατά της Τραπέζης, στα πλαίσια της συνήθους επιχειρηματικής δραστηριότητας. Δεν έχει σχηματισθεί καμία πρόβλεψη για τις περιπτώσεις αυτές διότι, σύμφωνα με γνωμάτευση της Διευθύνσεως Νομικών Υπηρεσιών, η οριστική διευθέτησή τους και οι πιθανές δικαστικές αποφάσεις δεν αναμένεται να έχουν σημαντική επίπτωση στην οικονομική θέση ή λειτουργία της Τραπέζης.

β) Φορολογικά θέματα

Η Τράπεζα έχει ελεγχθεί φορολογικά έως και τη χρήση 2005.

Επειδή ο φορολογικός έλεγχος ενδέχεται να μην αναγνωρίσει την παραγωγικότητα ορισμένων δαπανών, είναι πιθανόν να επιβληθούν κάποιοι επιπρόσθετοι φόροι για τις χρήσεις που δεν έχουν ελεγχθεί από τις φορολογικές αρχές.

γ) Λειτουργικές μισθώσεις

- Η Τράπεζα ως μισθώτρια

Οι υποχρεώσεις της από μισθώματα αφορούν κατά κύριο λόγο τα κτήρια που χρησιμοποιεί για τα υποκαταστήματα και τις άλλες μονάδες λειτουργίας της.

Η διάρκεια των επαγγελματικών συμβάσεων μίσθωσης ορίζεται δωδεκαετής με δυνατότητα ανανεώσεως ή παρατάσεως βάσει συμφωνίας των συμβαλλομένων μερών. Προβλέπεται ετήσια, τιμαριθμική συνήθως, αναπροσαρμογή των μισθωμάτων.

Πολιτική της Τραπέζης είναι να ανανεώνει τις συμβάσεις αυτές.

Οι ελάχιστες μελλοντικές καταβολές μισθωμάτων της Τραπέζης έχουν ως εξής:

	31.12.2007	31.12.2006
- εντός ενός έτους	25.410	22.601
- πέραν του έτους και μέχρι πέντε έτη	70.904	68.187
- πέραν των πέντε ετών	57.918	41.503
Σύνολο	154.232	132.291

Οι συνολικές δαπάνες της Τραπέζης για ενοίκια κτηρίων για το έτος 2007 ανήλθαν σε € 27.407 (2006 : € 23.552) και συμπεριλαμβάνονται στα «Γενικά διοικητικά έξοδα».

- Η Τράπεζα ως εκμισθώτρια

Οι απαιτήσεις της από μισθώματα αφορούν μισθώσεις κτηρίων ιδιοκτησίας της, σε εταιρίες του ομίλου και τρίτους.

Οι ελάχιστες μελλοντικές εισπράξεις μισθωμάτων έχουν ως εξής:

	31.12.2007	31.12.2006
- εντός ενός έτους	3.720	2.945
- πέραν του έτους και μέχρι πέντε έτη	10.307	8.988
- πέραν των πέντε ετών	7.218	4.805
Σύνολο	21.245	16.738

Τα συνολικά έσοδα από λειτουργικές μισθώσεις για το έτος 2007 ανήλθαν σε € 3.397 (2006 : € 2.999) και συμπεριλαμβάνονται στα «Λοιπά έσοδα».

δ) Εκτός ισολογισμού υποχρεώσεις

	31.12.2007	31.12.2006
Εγγυητικές επιστολές	5.453.629	4.325.763
Ενέγγυες πιστώσεις	82.857	223.582
Μη αντληθέντα πιστωτικά όρια	16.386.205	13.709.879
Εγγυήσεις ομολογιακών δανείων εκδόσεως θυγατρικών της Τραπέζης	20.485.817	15.143.455
Σύνολο	42.408.508	33.402.679

ε) Δεσμεύσεις στοιχείων ενεργητικού

	31.12.2007	31.12.2006
Δάνεια πελατών	800.490	-
Αξιόγραφα επενδυτικού χαρτοφυλακίου	160.000	585.000
Σύνολο	960.490	585.000

Η Τράπεζα έχει ενεχυριάσει δάνεια πελατών της στην Τράπεζα της Ελλάδος, βάσει της Πράξης του Συμβουλίου Νομισματικής Πολιτικής αριθ. 54/27.2.2004, όπως ισχύει μετά από την τροποποίησή της με την Πράξη του ιδίου συμβουλίου αριθ. 61/6.12.2006. Με την πράξη αυτή η Τράπεζα της Ελλάδος αποδέχεται, από την 1.1.2007, ως ασφάλειες για τη διενέργεια πράξεων νομισματικής πολιτικής και παροχής ενδοημερήσιας πίστωσης, μη εμπορεύσιμα περιουσιακά στοιχεία τα οποία δεν αποτελούν αντικείμενο διαπραγμάτευσης σε οργανωμένες αγορές και ικανοποιούν τους όρους και προϋποθέσεις που θέτει η παραπάνω πράξη.

Από τα δεσμευμένα αξιόγραφα του επενδυτικού χαρτοφυλακίου € 80.000 έχουν ενεχυριασθεί για άντληση κεφαλαίων και € 5.000 αφορούν τίτλους που έχουν δοθεί ως ενέχυρο για περιθώριο ασφάλισης στην Εταιρία Εκκαθάρισης Συναλλαγών επί παραγώγων (ΕΤΕΣΕΠ ΑΕ). Τα υπόλοιπα έχουν ενεχυριασθεί από την Τράπεζα της Ελλάδος, με σκοπό τη διευκόλυνση των διατραπεζικών συναλλαγών μέσω του συστήματος TARGET (Διευρωπαϊκό Σύστημα Διακανονισμού εντολών πληρωμών σε συνεχή χρόνο).

38. Πληροφόρηση κατά τομέα

α. Ανάλυση κατά επιχειρηματικό τομέα

(Ποσά σε εκατ. Ευρώ)

1.1-31.12.2007	Σύνολο	Λιανική Τραπεζική	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	Ν.Α. Ευρώπη	Λοιπά
Τόκοι	1.227,7	921,0	246,8	3,6	31,5	24,8	
Προμήθειες	321,9	162,7	89,7	51,8	11,9	5,8	
Λοιπά έσοδα	37,5	18,1	5,0	2,4	26,8	0,9	(15,7)
Σύνολο εσόδων	1.587,1	1.101,8	341,5	57,8	70,2	31,5	(15,7)
Έξοδα	(778,9)	(551,8)	(99,3)	(31,3)	(22,6)	(22,5)	(51,4)
Απομειώσεις	(194,6)	(115,7)	(78,9)				
Κέρδη προ φόρων	613,6	434,3	163,3	26,5	47,6	9,0	(67,1)
Ενεργητικό	54.039,1	19.696,4	16.858,3	181,5	14.327,2	1.051,2	1.924,5
Υποχρεώσεις	51.298,9	29.916,7	2.078,8	1.199,8	14.805,3	697,5	2.600,8
Κεφαλαιακές δαπάνες	98,6	72,7	17,0	1,3	1,2	6,4	
Αποσβέσεις	51,2	37,6	9,1	0,8	0,6	3,1	

1.1-31.12.2006	Σύνολο	Λιανική Τραπεζική	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	Ν.Α. Ευρώπη	Λοιπά
Τόκοι	1.140,9	847,4	229,9	2,9	44,7	16,0	
Προμήθειες	292,4	143,4	83,3	47,0	15,7	3,0	
Λοιπά έσοδα	189,5	11,2	2,7	0,9	22,5	0,9	151,3
Σύνολο εσόδων	1.622,8	1.002,0	315,9	50,8	82,9	19,9	151,3
Έξοδα	(687,3)	(507,8)	(90,7)	(27,9)	(18,8)	(11,5)	(30,6)
Απομειώσεις	(219,5)	(166,0)	(53,5)				
Κέρδη προ φόρων	716,0	328,2	171,7	22,9	64,1	8,4	120,7
Ενεργητικό	46.768,6	15.325,5	14.678,5	157,5	14.272,5	406,1	1.928,5
Υποχρεώσεις	44.332,8	24.699,8	2.276,0	772,2	13.915,9	406,6	2.262,3
Κεφαλαιακές δαπάνες	81,0	62,7	11,2	3,4	2,3	1,4	
Αποσβέσεις	40,4	30,0	6,6	0,9	0,4	2,5	

i. Λιανική Τραπεζική
Εντάσσονται όλοι οι Ιδιώτες (Πελάτες λιανικής τραπεζικής) της Τραπέζης, οι ελεύθεροι επαγγελματίες και οι μικρές και πολύ μικρές επιχειρήσεις.
Διαχειρίζεται, μέσω του εκτεταμένου δικτύου Καταστημάτων, όλα τα Καταθετικά Προϊόντα (Αποταμιευτικά / Ταμιευτηρίου, Προϊόντα Ρευστότητας / Όψεως, Επενδυτικά Προϊόντα / Προθεσμίας, Repos, Swaps), Χρηματοδοτικά Προϊόντα (Στεγαστικής, Καταναλωτικής, Επιχειρηματικής Πίστης, Εγγυητικές Επιστολές), καθώς και τις Χρεωστικές και Πιστωτικές Κάρτες των ανωτέρω πελατών.

ii. Corporate Banking
Εντάσσονται όλες οι συνεργαζόμενες Μεσαίες και Μεγάλες Επιχειρήσεις, οι Επιχειρήσεις με πολυεθνική επιχειρηματική δραστηριότητα, οι επιχειρήσεις που συνεργάζονται με την Διεύθυνση Μεγάλων Πελατών (Corporate), καθώς και οι επιχειρήσεις που ασχολούνται με την Ναυτιλία. Διαχειρίζεται τα προϊόντα Ρευστότητας, Επιχειρηματικής Πίστης καθώς και τις Εγγυητικές Επιστολές των ανωτέρω επιχειρήσεων.

iii. Asset Management / Insurance
Εντάσσεται μία μεγάλη γκάμα προϊόντων Διαχείρισης Χαρτοφυλακίου πελατών, μέσω των Κέντρων Private Bank της Τραπέζης.
Επίσης παρέχεται ευρύ φάσμα ασφαλιστικών προϊόντων, προς ιδιώτες και επιχειρήσεις.

iv. Investment Banking / Treasury
Περιλαμβάνει τις χρηματιστηριακές εργασίες, τις συμβουλευτικές και διαμεσολαβητικές υπηρεσίες που σχετίζονται με την κεφαλαιαγορά, καθώς και την επενδυτική τραπεζική που πραγματοποιούνται από την Τράπεζα. Περιλαμβάνει επίσης τη δραστηριότητα του Dealing Room στη Διατραπεζική Αγορά (FX Swaps, Ομόλογα, Futures, IRS , Διατραπεζικές τοποθετήσεις – Δανεισμούς κλπ.).
Σημειώνεται ότι για λόγους συγκρισιμότητας με το έτος 2007, ποσόν € 36,6 εκ. που αφορά χρηματοοικονομικά έσοδα, μεταφέρθηκε το έτος 2006 στα αποτελέσματα του οικείου τομέα, από τον τομέα «Λοιπά».

v. Ν.Α. Ευρώπη
Εντάσσονται τα Καταστήματα της Τραπέζης που δραστηριοποιούνται στο χώρο της Ν.Α. Ευρώπης.

vi. Λοιπά
Στον τομέα αυτό εντάσσονται έσοδα και έξοδα της Τραπέζης, που δεν σχετίζονται με την λειτουργική της δραστηριότητα, καθώς και το ποσοστό των εξόδων των διοικητικών υπηρεσιών, που επιμερίζονται στις εταιρίες του Ομίλου.

β. Ανάλυση κατά γεωγραφικό τομέα

(Ποσά σε εκατ. Ευρώ)

	1.1-31.12.2007		
	Σύνολο	**Ελλάδα**	**Λοιπές χώρες**
Τόκοι	1.227,7	1.201,1	26,6
Προμήθειες	321,9	315,7	6,2
Λοιπά έσοδα και χρηματοοικονομικά	37,5	36,0	1,5
Σύνολο εσόδων	1.587,1	1.552,8	34,3
Έξοδα	(778,9)	(753,7)	(25,2)
Απομειώσεις	(194,6)	(194,6)	-
Κέρδη προ φόρων	613,6	604,5	9,1
Ενεργητικό	54.039,1	52.607,2	1.431,9

	1.1-31.12.2006		
	Σύνολο	**Ελλάδα**	**Λοιπές χώρες**
Τόκοι	1.140,9	1.122,7	18,2
Προμήθειες	292,4	283,0	9,4
Λοιπά έσοδα και χρηματοοικονομικά	189,5	188,5	1,0
Σύνολο εσόδων	1.622,8	1.594,2	28,6
Έξοδα	(687,3)	(673,9)	(13,4)
Απομειώσεις	(219,5)	(219,5)	-
Κέρδη προ φόρων	716,0	700,8	15,2
Ενεργητικό	46.768,6	44.126,4	2.642,2

39. Διαχείριση κινδύνων

Η Τράπεζα έχει από καιρό θεσπίσει ένα συστηματικό και αυστηρό πλαίσιο διαχειρίσεως κινδύνων, όπου κεντρική θέση κατέχει η αξιόπιστη μέτρηση των χρηματοοικονομικών κινδύνων. Δεδομένης της συνέχειας και σταθερότητος των εργασιών της, έχει θέσει ως ύψιστο στόχο την εφαρμογή και την συνεχή βελτιστοποίηση του πλαισίου αυτού, με σκοπό την ελαχιστοποίηση των ενδεχόμενων αρνητικών συνεπειών των χρηματοοικονομικών κινδύνων στα αποτελέσματά της.

Το Διοικητικό Συμβούλιο της Τραπέζης έχει τη συνολική ευθύνη για την ανάπτυξη και την επίβλεψη του πλαισίου διαχειρίσεως κινδύνων. Έχει ορισθεί η Επιτροπή Διαχειρίσεως Κινδύνων, η οποία συνεδριάζει σε τριμηνιαία βάση και αναφέρεται στο Διοικητικό Συμβούλιο για τις δραστηριότητές της, και η οποία έχει την ευθύνη της εποπτείας και της ορθής εφαρμογής της πολιτικής διαχειρίσεως κινδύνων. Το πλαίσιο διαχειρίσεως κινδύνων και η αποτελεσματικότητα αυτού επαναξετάζονται σε τακτά χρονικά διαστήματα ώστε να είναι εναρμονισμένα με τις διεθνείς βέλτιστες πρακτικές και τις εποπτικές διατάξεις.

Στην Τράπεζα λειτουργούν Διευθύνσεις Διαχειρίσεως Κινδύνων, υπό τον Διευθυντή Εκτιμήσεως Κινδύνων Ομίλου, οι οποίες έχουν την ευθύνη για την άμεση υλοποίηση του πλαισίου διαχειρίσεως κινδύνων, σύμφωνα με τις κατευθύνσεις της Επιτροπής Διαχειρίσεως Κινδύνων.

39.1 Πιστωτικός κίνδυνος

Πιστωτικός κίνδυνος ορίζεται ως ο ενδεχόμενος κίνδυνος πραγματοποιήσεως χρηματοοικονομικής ζημίας για την Τράπεζα, που μπορεί να προκύψει από πιθανή αδυναμία των αντισυμβαλλομένων να εκπληρώσουν τις συμβατικές τους υποχρεώσεις. Ο πιστωτικός κίνδυνος αποτελεί την πιο σημαντική πηγή κινδύνου για την Τράπεζα και για τον λόγο αυτό πρωταρχικό μέλημα της Διοικήσεως είναι η συστηματική παρακολούθηση και διαχείρισή του.

Με στόχο την αποτελεσματική διαχείριση του πιστωτικού κινδύνου έχει δημιουργηθεί στην Τράπεζα συγκεκριμένο πλαίσιο μεθοδολογιών και συστημάτων για την μέτρηση του πιστωτικού κινδύνου, τα οποία διαρκώς εξελίσσονται, έτσι ώστε να παρέχεται η όσο το δυνατόν πιο έγκαιρη και αποτελεσματική υποστήριξη των επιχειρηματικών μονάδων στη λήψη αποφάσεων και να προλαμβάνονται τυχόν αρνητικές συνέπειες στα αποτελέσματα της Τραπέζης.

Κεντρικό άξονα στη μέτρηση του πιστωτικού κινδύνου αποτελούν τα συστήματα διαβαθμίσεως πιστωτικού κινδύνου των αντισυμβαλλομένων τα οποία χρησιμοποιούν τόσο ποσοτικά όσο και ποιοτικά κριτήρια αξιολογήσεως, σε συνδυασμό και με κριτήρια συναλλακτικής συμπεριφοράς, ώστε να εξάγονται στατιστικά διακριτές πιθανότητες αθετήσεως των πιστούχων. Τα υποδείγματα αυτά εξελίσσονται και εξειδικεύονται διαρκώς με απώτερο στόχο την ένταξη όλων των χαρτοφυλακίων πιστοδοτήσεων της Τραπέζης στη μέθοδο εσωτερικών διαβαθμίσεων του νέου πλαισίου απαιτήσεων της κεφαλαιακής επάρκειας. Η κλίμακα διαβαθμίσεως που χρησιμοποιείται αποτελείται από εννέα βασικές βαθμίδες. Συμπληρωματικά και επικουρικά γίνεται χρήση και των διαβαθμίσεων που παρέχουν οι Διεθνείς Οίκοι Πιστοληπτικής Αξιολογήσεως.

Παράλληλα αναπτύσσονται και υποδείγματα στατιστικού υπολογισμού της ενδεχομένης ζημίας σε περίπτωση αθετήσεως των αντισυμβαλλομένων των υποχρεώσεών τους προς την Τράπεζα (Loss given default), καθώς και του τελικού ποσού εκθέσεως (Exposure at default).

Η διαβάθμιση πιστωτικού κινδύνου είναι καθοριστικό στοιχείο για την θέσπιση των πιστοδοτικών ορίων και των εξασφαλίσεων των πιστούχων και ανανεώνεται συστηματικά σε τακτά χρονικά διαστήματα, από έξι μήνες έως ένα χρόνο, αναλόγως με την επικινδυνότητα των πιστούχων ή και με την έλευση νέων πληροφοριών ή γεγονότων που ενδεχομένως επιδρούν σημαντικά στην πιθανότητα αθετήσεως αυτών. Τα συστήματα διαβαθμίσεως υπόκεινται σε διαρκή ποιοτικό έλεγχο ώστε να διασφαλίζεται ανά πάσα στιγμή η προβλεπτική ικανότητά τους.

Επίσης διενεργούνται σε συστηματική βάση ασκήσεις προσομοιώσεως καταστάσεων κρίσεως, όπου διερευνάται η ενδεχόμενη επίπτωση στα χρηματοοικονομικά αποτελέσματα της Τραπέζης λόγω δυσμενών εξελίξεων τόσο στη συναλλακτική συμπεριφορά των πιστούχων, όσο και στο ευρύτερο οικονομικό περιβάλλον. Επίσης παρακολουθείται σε τακτή βάση η συγκέντρωση των κινδύνων στους μεγαλύτερους πιστούχους της Τραπέζης και ενημερώνεται η Διοίκηση και το Διοικητικό Συμβούλιο.

Η Τράπεζα εξετάζει συστηματικά αν υπάρχουν βάσιμες και αντικειμενικές ενδείξεις ότι μία απαίτηση έχει υποστεί απομείωση της αξίας της. Για τον υπολογισμό της απομειώσεως των δανείων διενεργείται σε κάθε ημερομηνία συντάξεως οικονομικών καταστάσεων έλεγχος απομειώσεως (Impairment test), σύμφωνα με τις γενικές αρχές και τη μεθοδολογία που περιγράφονται στο ΔΛΠ 39 και στις σχετικές με αυτό οδηγίες εφαρμογής. Ειδικότερα, η όλη διαδικασία περιλαμβάνει τα ακόλουθα βήματα:

α. Καθορισμό των συμβάντων που αποτελούν το έναυσμα για τη διενέργεια ελέγχου απομείωσης (trigger events)
β. Καθιέρωση κριτηρίων για τον έλεγχο σε ατομική βάση ή σε επίπεδο χαρτοφυλακίου
γ. Καθορισμό των χαρτοφυλακίων με κοινά χαρακτηριστικά κινδύνου
δ. Μεθοδολογία προσέγγισης των μελλοντικών ταμειακών ροών σε απομειούμενα δάνεια
ε. Εκτοκισμό απομειωμένων δανείων
ζ. Ανακτήσεις / εισπράξεις ποσών σε απομειωθέντα δάνεια

Στη σημείωση 1.12 «Απομείωση Δανείων» περιγράφονται αναλυτικά οι λογιστικές αρχές που ακολουθεί η Τράπεζα.

ΧΡΗΜΑΤΟΟΙΚΟΝΟΜΙΚΑ ΣΤΟΙΧΕΙΑ ΠΟΥ ΥΠΟΚΕΙΝΤΑΙ ΣΕ ΠΙΣΤΩΤΙΚΟ ΚΙΝΔΥΝΟ

	31.12.2007			31.12.2006		
	Αξία ανοιγμάτων προ απομειώσεων	Ποσό απομειώσεως	Καθαρή αξία ανοιγμάτων σε πιστωτικό κίνδυνο	Αξία ανοιγμάτων προ απομειώσεων	Ποσό απομειώσεως	Καθαρή αξία ανοιγμάτων σε πιστωτικό κίνδυνο
α. Πιστωτικός κίνδυνος ανοιγμάτων συσχετιζόμενος με εντός ισολογισμού στοιχεία:						
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	7.349.675		7.349.675	6.184.088		6.184.088
Δάνεια και απαιτήσεις κατά πελατών:						
Δάνεια προς ιδιώτες:						
- Στεγαστικά	9.741.095	51.641	9.689.454	6.176.640	44.533	6.132.107
- Καταναλωτικά	2.922.529	72.940	2.849.589	2.169.009	72.180	2.096.829
- Κάρτες	1.046.941	53.039	993.902	905.689	27.060	878.629
- Λοιπές χορηγήσεις	100.031		100.031	130.605		130.605
Σύνολο	13.810.596	177.620	13.632.976	11.381.943	143.773	11.238.170
Δάνεια προς επιχειρήσεις:						
- Εταιρίες	21.900.097	426.321	21.473.776	17.443.652	590.334	16.853.318
Λοιπές απαιτήσεις	166.342	5.220	161.122	151.423	5.220	146.203
	22.066.439	431.541	21.634.898	17.595.075	595.554	16.999.521
Σύνολο	35.877.035	609.161	35.267.874	28.977.018	739.327	28.237.691
Αξιόγραφα χαρτοφυλακίου συναλλαγών:						
- Χρεωστικοί τίτλοι (κρατικοί)	236.340		236.340	182.557		182.557
- Χρεωστικοί τίτλοι (λοιποί)	28.448		28.448	133.924		133.924
- Παράγωγα χρηματοοικονομικά μέσα	384.466		384.466	254.566		254.566
Σύνολο	649.254		649.254	571.047		571.047
Αξιόγραφα επενδυτικού χαρτοφυλακίου:						
- Διαθέσιμα προς πώληση (κρατικοί)	1.856.217		1.856.217	6.016.005		6.016.005
- Διαθέσιμα προς πώληση (λοιποί)	4.344.648		4.344.648	1.345.906		1.345.906
- Διαθέσιμα προς πώληση (Λοιποί τίτλοι μεταβλητής απόδοσης)	30.668		30.668	43.128		43.128
Σύνολο	6.231.533		6.231.533	7.405.039		7.405.039
Συνολική αξία εντός ισολογισμού στοιχείων που υπόκεινται σε πιστωτικό κίνδυνο (α)	50.107.497	609.161	49.498.336	43.137.192	739.327	42.397.865
Λοιπά εντός ισολογισμού στοιχεία που δεν υπόκεινται σε πιστωτικό κίνδυνο	4.540.800		4.540.800	4.370.747		4.370.747
Σύνολο Ενεργητικού	54.648.297	609.161	54.039.136	47.507.939	739.327	46.768.612
β. Πιστωτικός κίνδυνος ανοιγμάτων συσχετιζόμενος με εκτός ισολογισμού στοιχεία:						
Εγγυητικές επιστολές και ενέγγυες πιστώσεις	5.536.486	45.929	5.490.557	4.549.345	14.946	4.534.399
Μη αντληθέντα πιστωτικά όρια (1)	16.386.205		16.386.205	13.709.879		13.709.879
Εγγυήσεις ομολογιακών δανείων εκδόσεως θυγατρικών της Τραπέζης	20.485.817		20.485.817	15.143.455		15.143.455
Συνολική αξία εκτός ισολογισμού στοιχείων που υπόκεινται σε πιστωτικό κίνδυνο (β)	42.408.508	45.929	42.362.579	33.402.679	14.946	33.387.733
Συνολική αξία ανοιγμάτων που υπόκεινται σε πιστωτικό κίνδυνο (α+β)	92.516.005	655.090	91.860.915	76.539.871	754.273	75.785.598

(1) Στα μη αντληθέντα πιστωτικά όρια περιλαμβάνεται ποσό € 531 εκατ. (31.12.2006: € 257 εκατ.), που αφορά όρια που δεν μπορούν να ακυρωθούν (committed) σε περίπτωση που διαπιστωθεί πιθανή αδυναμία των αντισυμβαλλομένων να εκπληρώσουν τις συμβατικές τους υποχρεώσεις.

ΔΑΝΕΙΑ ΚΑΙ ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΕΛΑΤΩΝ - Ανάλυση καθυστερήσεων

	31.12.2007			
	Ενήμερα και μη απομειωμένα	Σε καθυστέρηση και μη απομειωμένα	Απομειωμένα	Σύνολο
Δάνεια και απαιτήσεις κατά ιδιωτών				
- Στεγαστικά				
Ενήμερα	8.486.531			8.486.531
Καθυστερημένα 1 - 90 ημέρες		997.867		997.867
Καθυστερημένα >90 ημέρες			256.697	256.697
	8.486.531	997.867	256.697	9.741.095
- Κάρτες, καταναλωτικά και λοιπές χορηγήσεις				
Ενήμερα	3.486.190			3.486.190
Καθυστερημένα 1 - 90 ημέρες		405.368		405.368
Καθυστερημένα >90 ημέρες			177.943	177.943
	3.486.190	405.368	177.943	4.069.501
Δάνεια και απαιτήσεις κατά επιχειρήσεων				
Ενήμερα	18.921.994		240.585	19.162.579
Καθυστερημένα 1 - 90 ημέρες		1.849.329	84.852	1.934.181
Καθυστερημένα >90 ημέρες		260.267	709.412	969.679
	18.921.994	2.109.596	1.034.849	22.066.439
Σύνολο Χαρτοφυλακίου				
Ενήμερα	30.894.715		240.585	31.135.300
Καθυστερημένα 1 - 90 ημέρες		3.252.564	84.852	3.337.416
Καθυστερημένα >90 ημέρες		260.267	1.144.052	1.404.319
Σύνολο	30.894.715	3.512.831	1.469.489	35.877.035

	31.12.2006			
	Ενήμερα και μη απομειωμένα	Σε καθυστέρηση και μη απομειωμένα	Απομειωμένα	Σύνολο
Δάνεια και απαιτήσεις κατά ιδιωτών				
- Στεγαστικά				
Ενήμερα	7.278.504			7.278.504
Καθυστερημένα 1 - 90 ημέρες		674.838		674.838
Καθυστερημένα >90 ημέρες			223.298	223.298
	7.278.504	674.838	223.298	8.176.640
- Κάρτες, καταναλωτικά και λοιπές χορηγήσεις				
Ενήμερα	2.804.888			2.804.888
Καθυστερημένα 1 - 90 ημέρες		262.826		262.826
Καθυστερημένα >90 ημέρες			137.589	137.589
	2.804.888	262.826	137.589	3.205.303
Δάνεια και απαιτήσεις κατά επιχειρήσεων				
Ενήμερα	14.540.630		270.746	14.811.376
Καθυστερημένα 1 - 90 ημέρες		1.626.566	128.802	1.755.368
Καθυστερημένα >90 ημέρες		208.862	819.469	1.028.331
	14.540.630	1.835.428	1.219.017	17.595.075
Σύνολο Χαρτοφυλακίου				
Ενήμερα	24.624.022		270.746	24.894.768
Καθυστερημένα 1 - 90 ημέρες		2.564.230	128.802	2.693.032
Καθυστερημένα >90 ημέρες		208.862	1.180.356	1.389.218
Σύνολο	24.624.022	2.773.092	1.579.904	28.977.018

ΔΑΝΕΙΑ ΚΑΙ ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΕΛΑΤΩΝ - Ενήμερα και μη απομειωμένα

	31.12.2007			
	Στεγαστικά	Κάρτες, καταναλωτικά και λοιπές χορηγήσεις	Επιχειρήσεις	Σύνολο
Χαμηλού κινδύνου	8.486.531	3.486.190	18.296.246	30.268.967
Υπό παρακολούθηση			625.748	625.748
Σύνολο	8.486.531	3.486.190	18.921.994	30.894.715

	31.12.2006			
	Στεγαστικά	Κάρτες, καταναλωτικά και λοιπές χορηγήσεις	Επιχειρήσεις	Σύνολο
Χαμηλού κινδύνου	7.278.504	2.804.888	13.954.183	24.037.575
Υπό παρακολούθηση			586.447	586.447
Σύνολο	7.278.504	2.804.888	14.540.630	24.624.022

Στην κατηγορία αυτή περιλαμβάνονται δάνεια στα οποία είχε παρουσιαστεί αδυναμία των πιστούχων να εκπληρώσουν τις συμβατικές τους υποχρεώσεις, έγινε ρύθμιση κατά τους τελευταίους 12 μήνες και τα οποία εξυπηρετούνται πλέον κανονικά. Τα δάνεια αυτά ανέρχονται σε ποσό € 46.665 κατά την 31.12.2007 (31.12.2006: € 69.245).

ΔΑΝΕΙΑ ΚΑΙ ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΕΛΑΤΩΝ - Σε καθυστέρηση και μη απομειωμένα

	31.12.2007			
	Στεγαστικά	Κάρτες, καταναλωτικά και λοιπές χορηγήσεις	Επιχειρήσεις	Σύνολο
Καθυστερημένα 1 - 90 ημέρες	997.867	405.368	1.849.329	3.252.564
Καθυστερημένα >90 ημέρες			260.267	260.267
Σύνολο	997.867	405.368	2.109.596	3.512.831
Εύλογη αξία εξασφαλίσεων	1.527.534	89.843	2.942.557	4.559.934

	31.12.2006			
	Στεγαστικά	Κάρτες, καταναλωτικά και λοιπές χορηγήσεις	Επιχειρήσεις	Σύνολο
Καθυστερημένα 1 - 90 ημέρες	674.838	262.826	1.626.566	2.564.230
Καθυστερημένα >90 ημέρες			208.862	208.862
Σύνολο	674.838	262.826	1.835.428	2.773.092
Εύλογη αξία εξασφαλίσεων	1.067.451	59.751	2.763.588	3.890.790

ΔΑΝΕΙΑ ΚΑΙ ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΕΛΑΤΩΝ - Απομειωμένα

	31.12.2007			
	Στεγαστικά	Κάρτες, καταναλωτικά και λοιπές χορηγήσεις	Επιχειρήσεις	Σύνολο
Αξία προ απομειώσεων	256.697	177.943	1.034.849	1.469.489
Συσσωρευμένες απομειώσεις	(51.641)	(125.979)	(431.541)	(609.161)
Τρέχουσα αξία	205.056	51.964	603.308	860.328
Εύλογη αξία εξασφαλίσεων	236.794	21.206	951.098	1.209.098

	31.12.2006			
	Στεγαστικά	Κάρτες, καταναλωτικά και λοιπές χορηγήσεις	Επιχειρήσεις	Σύνολο
Αξία προ απομειώσεων	223.298	137.589	1.219.017	1.579.904
Συσσωρευμένες απομειώσεις	(44.533)	(99.240)	(595.554)	(739.327)
Τρέχουσα αξία	178.765	38.349	623.464	840.578
Εύλογη αξία εξασφαλίσεων	199.577	11.349	1.101.406	1.312.332

ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΙΣΤΩΤΙΚΩΝ ΙΔΡΥΜΑΤΩΝ - ΠΑΡΑΓΩΓΑ ΚΑΙ ΧΡΕΩΣΤΙΚΟΙ ΤΙΤΛΟΙ

	31.12.2007				
	Απαιτήσεις κατά πιστωτικών ιδρυμάτων	Χρεωστικοί τίτλοι χαρτοφυλακίου συναλλαγών	Παράγωγα χρηματοοικονομικά μέσα	Διαθέσιμα προς πώληση	Σύνολο
AAA				81.305	81.305
AA- to AA+	400.905		266.664	10.000	677.569
A- to A+	5.497.986	246.148	54.622	5.274.148	11.072.904
Υποδεέστερα από A-	1.450.784	18.640	347	866.080	2.335.851
Μη διαβαθμισμένα			62.833		62.833
Σύνολο	7.349.675	264.788	384.466	6.231.533	14.230.462

	31.12.2006				
	Απαιτήσεις κατά πιστωτικών ιδρυμάτων	Χρεωστικοί τίτλοι χαρτοφυλακίου συναλλαγών	Παράγωγα χρηματοοικονομικά μέσα	Διαθέσιμα προς πώληση	Σύνολο
AAA		123.895		178.069	301.964
AA- to AA+	1.502.682	32.278	170.559	193.198	1.898.717
A- to A+	4.581.738	105.725	45.058	6.121.826	10.854.347
Υποδεέστερα από A-	99.668	54.583	13.492	911.046	1.079.689
Μη διαβαθμισμένα			25.457		25.457
Σύνολο	6.184.088	316.481	254.566	7.405.039	14.160.174

Τα παραπάνω στοιχεία δεν παρουσιάζουν καθυστερήσεις και δεν έχει προκύψει απομείωση της αξίας τους κατά τη διενέργεια σχετικού ελέγχου.

Στους παρακάτω πίνακες αναλύονται τα χρηματοοικονομικά στοιχεία που υπόκεινται σε πιστωτικό κίνδυνο, ανά κλάδο οικονομικής δραστηριότητας του αντισυμβαλλόμενου.

ΧΡΗΜΑΤΟΟΙΚΟΝΟΜΙΚΑ ΣΤΟΙΧΕΙΑ ΠΟΥ ΥΠΟΚΕΙΝΤΑΙ ΣΕ ΠΙΣΤΩΤΙΚΟ ΚΙΝΔΥΝΟ - Ανάλυση κατά κλάδο

31.12.2007

	Πιστωτικά ιδρύματα και λοιπές χρηματοοικονομικές υπηρεσίες	Βιομηχανία και βιοτεχνίες	Κατασκευαστικές τεχνικές και εκμετάλλευση ακίνητης περιουσίας	Χονδρικό και λιανικό εμπόριο	Δημόσιος τομέας/ κρατικοί τίτλοι	Μεταφορικές	Ναυτιλία	Τουριστικές-Ξενοδοχειακές	Λοιποί κλάδοι	Ιδιώτες	Σύνολο
Πιστωτικός κίνδυνος ανοιγμάτων συσχετιζόμενος με εντός ισολογισμού στοιχεία:											
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	7.349.675										7.349.675
Δάνεια και απαιτήσεις κατά πελατών:											
Δάνεια προς ιδιώτες:											
- Στεγαστικά										9.741.095	9.741.095
- Κάρτες και καταναλωτικά										3.969.470	3.969.470
- Λοιπές χορηγήσεις										100.031	100.031
Σύνολο										13.810.596	13.810.596
Δάνεια προς επιχειρήσεις και λοιπές απαιτήσεις	2.490.290	4.529.146	1.901.826	5.582.347	162.472	1.935.614	1.360.515	1.943.729	2.160.500		22.066.439
Σύνολο δανείων και απαιτήσεων κατά πελατών	2.490.290	4.529.146	1.901.826	5.582.347	162.472	1.935.614	1.360.515	1.943.729	2.160.500	13.810.596	35.877.035
Αξιόγραφα χαρτοφυλακίου συναλλαγών:											
- Χρεωστικοί τίτλοι					236.340				28.448		264.788
- Παράγωγα χρηματοοικονομικά μέσα	324.929								59.537		384.466
Σύνολο	324.929				236.340				87.985		649.254
Αξιόγραφα επενδυτικού χαρτοφυλακίου:											
- Διαθέσιμα προς πώληση	3.946.821	82.100		80.246	1.856.217				266.149		6.231.533
Συνολική αξία εντός ισολογισμού στοιχείων που υπόκεινται σε πιστωτικό κίνδυνο (α)	14.111.715	4.611.246	1.901.826	5.662.593	2.255.029	1.935.614	1.360.515	1.943.729	2.514.634	13.810.596	50.107.497
Λοιπά εντός ισολογισμού στοιχεία που δεν υπόκεινται σε πιστωτικό κίνδυνο									4.540.800		4.540.800
Σύνολο στοιχείων ενεργητικού	14.111.715	4.611.246	1.901.826	5.662.593	2.255.029	1.935.614	1.360.515	1.943.729	7.055.434	13.810.596	54.648.297
Πιστωτικός κίνδυνος ανοιγμάτων συσχετιζόμενος με εκτός ισολογισμού στοιχεία:											
Εγγυητικές επιστολές και ενέγγυες πιστώσεις	6.188	676.299	887.606	750.258	2.414	10.203	38.700	123.970	3.040.848		5.536.486
Μη ανληφθέντα πιστωτικά όρια									16.388.205		16.388.205
Εγγυήσεις ομολογιακών δανείων εκδόσεως θυγατρικών της Τραπέζης									20.485.817		20.485.817
Συνολική αξία εκτός ισολογισμού στοιχείων που υπόκεινται σε πιστωτικό κίνδυνο (β)	6.188	676.299	887.606	750.258	2.414	10.203	38.700	123.970	39.912.870		42.408.508
Συνολική αξία ανοιγμάτων που υπόκειται σε πιστωτικό κίνδυνο (α+β)	14.117.903	5.287.545	2.789.432	6.412.851	2.257.443	1.945.817	1.399.215	2.067.699	42.427.504	13.810.596	92.516.005

31.12.2006

	Πιστωτικά ιδρύματα και λοιπές χρηματοοικονομικές υπηρεσίες	Βιομηχανία και βιοτεχνίες	Κατασκευαστικές τεχνικές και εκμετάλλευση ακίνητης περιουσίας	Χονδρικό και λιανικό εμπόριο	Δημόσιος τομέας/ κρατικοί τίτλοι	Μεταφορικές	Ναυτιλία	Τουριστικές-Ξενοδοχειακές	Λοιποί κλάδοι	Ιδιώτες	Σύνολο
Πιστωτικός κίνδυνος ανοιγμάτων συσχετιζόμενος με εντός ισολογισμού στοιχεία:											
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	6.184.088										6.184.088
Δάνεια και απαιτήσεις κατά πελατών:											
Δάνεια προς ιδιώτες:											
- Στεγαστικά										8.176.640	8.176.640
- Κάρτες και καταναλωτικά										3.074.698	3.074.698
- Λοιπές χορηγήσεις										130.605	130.605
Σύνολο										11.381.943	11.381.943
Δάνεια προς επιχειρήσεις και λοιπές απαιτήσεις	1.569.952	4.195.980	1.510.836	4.953.365	231.133	1.034.767	777.908	1.673.743	1.647.391		17.595.075
Σύνολο δανείων και απαιτήσεων κατά πελατών	1.569.952	4.195.980	1.510.836	4.953.365	231.133	1.034.767	777.908	1.673.743	1.647.391	11.381.943	28.977.018
Αξιόγραφα χαρτοφυλακίου συναλλαγών:											
- Χρεωστικοί τίτλοι					221.300				95.181		316.481
- Παράγωγα χρηματοοικονομικά μέσα	205.100								49.466		254.566
Σύνολο	205.100				221.300				144.647		571.047
Αξιόγραφα επενδυτικού χαρτοφυλακίου											
- Διαθέσιμα προς πώληση	4.925.176				2.238.716				241.147		7.405.039
Συνολική αξία εντός ισολογισμού στοιχείων που υπόκεινται σε πιστωτικό κίνδυνο (α)	12.884.316	4.195.980	1.510.836	4.953.365	2.691.149	1.034.767	777.908	1.673.743	2.033.185	11.381.943	43.137.192
Λοιπά εντός ισολογισμού στοιχεία που δεν υπόκεινται σε πιστωτικό κίνδυνο									4.370.747	.	4.370.747
Σύνολο στοιχείων ενεργητικού	12.884.316	4.195.980	1.510.836	4.953.365	2.691.149	1.034.767	777.908	1.673.743	6.403.932	11.381.943	47.507.939
Πιστωτικός κίνδυνος ανοιγμάτων συσχετιζόμενος με εκτός ισολογισμού στοιχεία:											
Εγγυητικές επιστολές και ενέγγυες πιστώσεις	5.993	464.082	1.185.218	639.791	2.327	3.563	7.590	88.023	2.152.758		4.549.345
Μη αντληθέντα πιστωτικά όρια									13.709.879		13.709.879
Εγγυήσεις ομολογιακών δανείων εκδόσεως θυγατρικών της Τραπέζης									15.143.455		15.143.455
Συνολική αξία εκτός ισολογισμού στοιχείων που υπόκεινται σε πιστωτικό κίνδυνο (β)	5.993	464.082	1.185.218	639.791	2.327	3.563	7.590	88.023	31.006.092		33.402.679
Συνολική αξία ανοιγμάτων που υπόκεινται σε πιστωτικό κίνδυνο (α+β)	12.890.309	4.660.062	2.696.054	5.593.156	2.693.476	1.038.330	785.498	1.761.766	33.039.277	11.381.943	76.539.871

39.2 Κίνδυνος αγοράς

Κίνδυνος αγοράς είναι ο κίνδυνος ζημίας που προκύπτει από δυσμενείς εξελίξεις στην τιμή ή στη μεταβλητότητα που παρατηρούνται στις αγορές επιτοκίων, συναλλάγματος, μετοχών και εμπορευμάτων. Ζημίες είναι δυνατόν να προκύψουν και από το χαρτοφυλάκιο συναλλαγών και κατά τη διαχείριση των λοιπών χρηματοοικονομικών στοιχείων ενεργητικού και υποχρεώσεων.

I. Χαρτοφυλακίου συναλλαγών

Ο κίνδυνος αγοράς του χαρτοφυλακίου συναλλαγών μετράται, με τον υπολογισμό της Αξίας σε Κίνδυνο (Value at Risk - VaR). Η μεθοδολογία υπολογισμού της Αξίας σε Κίνδυνο που χρησιμοποιείται είναι η μέθοδος της ιστορικής προσομοιώσεως. Η Τράπεζα χρησιμοποιεί περίοδο διακρατήσεως μίας και δέκα ημερών, ανάλογα με τον χρόνο που απαιτείται για τη ρευστοποίηση του χαρτοφυλακίου.

Αξία σε Κίνδυνο 1 ημέρας, διάστημα εμπιστοσύνης 99% (ιστορικά στοιχεία 2 ετών)

	2007					2006
	Συναλλαγματικός κίνδυνος	Επιτοκιακός κίνδυνος	Κίνδυνος τιμής	Επίδραση αλληλο-συσχέτισης	Σύνολο	Σύνολο
31 Δεκεμβρίου	129.899	400.253	58.054	(257.415)	320.791	1.287.000
Μέση ημερησία Αξία (ετησίως)	363.901	818.897	564.707	(728.010)	1.019.495	2.087.632
Μέγιστη ημερησία Αξία (ετησίως)	1.039.112	2.345.212	1.266.372	(1.623.054)	3.027.642	4.640.487
Ελάχιστη ημερησία Αξία (ετησίως)	71.192	259.452	52.685	(160.290)	223.039	546.742

Για τη μέτρηση του κινδύνου αγοράς του χαρτοφυλακίου συναλλαγών, συμπληρωματικά με τον υπολογισμό της Αξίας σε Κίνδυνο, ελέγχεται η συμπεριφορά του σε υποθετικές μεταβολές των παραμέτρων αγοράς (σενάρια), καθώς και σε ακραίες μεταβολές τους που παρατηρήθηκαν στο παρελθόν (stress testing).

Στα πλαίσια της πολιτικής διαχειρίσεως χρηματοοικονομικών κινδύνων, από την Επιτροπή Διαχειρίσεως στοιχείων Ενεργητικού - Παθητικού (ALCO), έχουν θεσπιστεί όρια εκθέσεως και μεγίστης ζημίας (stop loss) στα διάφορα προϊόντα που απαρτίζουν το χαρτοφυλάκιο συναλλαγών.

Συγκεκριμένα έχουν θεσπιστεί όρια που αφορούν τους παρακάτω κινδύνους:

- Συναλλαγματικό κίνδυνο για θέσεις spot & forward
- Επιτοκιακό κίνδυνο για θέσεις ομολόγων, Interest Rate Swaps, Interest Futures, Interest Options
- Κίνδυνο τιμών για θέσεις μετοχών, Index Futures και options
- Πιστωτικό κίνδυνο για διατραπεζικές πράξεις, εταιρικά ομόλογα και κρατικά ομόλογα αναπτυσσομένων χωρών.

Οι θέσεις σε αυτά τα προϊόντα παρακολουθούνται κατά τη διάρκεια της ημέρας και ελέγχονται για το ποσοστό καλύψεως και τυχόν υπερβάσεις των εκάστοτε ορίων.

II. Λοιπών χρηματοοικονομικών στοιχείων ενεργητικού και υποχρεώσεων

Κίνδυνος αγοράς είναι δυνατόν να προκύψει, εκτός του χαρτοφυλακίου συναλλαγών, και από τη διάρθρωση των στοιχείων ενεργητικού-παθητικού του χαρτοφυλακίου χορηγήσεων και καταθέσεων της Τραπέζης. Ο κίνδυνος αυτός είναι συναλλαγματικός και επιτοκιακός.

α. Συναλλαγματικός κίνδυνος

Η Τράπεζα αναλαμβάνει κίνδυνο από τη διακύμανση των συναλλαγματικών ισοτιμιών.

Η Γενική Διεύθυνση καθορίζει όρια για την ανοικτή συναλλαγματική θέση -overnight- καθώς και για την ημερήσια ανοικτή συναλλαγματική θέση -daylight- τόσο για τη συνολική θέση όσο και ανά νόμισμα. Η συνολική θέση προκύπτει από την άθροιση της τρέχουσας θέσης από τα στοιχεία του ισολογισμού και της προθεσμιακής θέσης από τα παράγωγα προϊόντα, όπως παρατίθεται στους πίνακες που ακολουθούν.

	31.12.2007						
	USD	GBP	CHF	JPY	ΛΟΙΠΑ ΞΝ	ΕΥΡΩ	ΣΥΝΟΛΟ
ΕΝΕΡΓΗΤΙΚΟ							
Ταμείο και Διαθέσιμα σε Κεντρικές Τράπεζες	7.463	1.129	325	35	49.814	1.591.561	1.650.327
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	541.625	164.192	1.097.502	(4.112)	478.149	5.072.319	7.349.675
Αξιόγραφα χαρτοφυλακίου συναλλαγών	2.362				9.704	252.722	264.788
Παράγωγα χρηματοοικονομικά μέσα						384.466	384.466
Δάνεια και απαιτήσεις κατά πελατών	2.053.940	380.546	374.790	26.385	110.339	32.321.874	35.267.874
Αξιόγραφα επενδυτικού χαρτοφυλακίου -Διαθέσιμα προς πώληση	691.101				96.516	5.512.760	6.300.377
Επενδύσεις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες	2.953	57.403			290.662	1.275.082	1.626.100
Επενδύσεις σε ακίνητα						42.370	42.370
Ιδιοχρησιμοποιούμενα ενσώματα πάγια					18.925	584.906	603.831
Υπεραξία και λοιπά άυλα πάγια		365			1.024	54.447	55.836
Αναβαλλόμενες φορολογικές απαιτήσεις						158.160	158.160
Λοιπά στοιχεία ενεργητικού	5.299	763	250	1	3.275	271.038	280.626
Στοιχεία ενεργητικού προς πώληση						54.706	54.706
Σύνολο Ενεργητικού	3.304.743	604.398	1.472.867	22.309	1.058.408	47.576.411	54.039.136
ΥΠΟΧΡΕΩΣΕΙΣ							
Υποχρεώσεις προς πιστωτικά ιδρύματα και πελάτες	4.136.488	344.069	14.184	822.950	602.655	23.052.104	28.972.450
Παράγωγα χρηματοοικονομικά μέσα						383.129	383.129
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	264.010		91.723	183.704	379.613	19.602.926	20.521.976
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους						127.863	127.863
Αναβαλλόμενες φορολογικές υποχρεώσεις						82.960	82.960
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους						3.733	3.733
Λοιπές υποχρεώσεις	5.694	393	396	411	1.251	1.150.867	1.159.012
Προβλέψεις						47.796	47.796
Σύνολο Υποχρεώσεων	4.406.192	344.462	106.303	1.007.065	983.519	44.451.378	51.298.919
Συναλλαγματική Θέση Στοιχείων Ισολογισμού	(1.101.449)	259.936	1.366.564	(984.756)	74.889	3.125.033	2.740.217
Προθεσμιακή Συναλλαγματική Θέση Παραγώγων	1.123.294	(291.357)	(1.371.230)	979.824	(168.244)	(89.267)	183.020
Συνολική Συναλλαγματική Θέση	21.845	(31.421)	(4.666)	(4.932)	(93.355)	3.035.766	2.923.237
Μη αντληθέντα πιστωτικά όρια	95.061	25.667			10.668	16.254.809	16.386.205

	31.12.2006						
ΕΝΕΡΓΗΤΙΚΟ	USD	GBP	CHF	JPY	ΛΟΙΠΑ ΞΝ	ΕΥΡΩ	ΣΥΝΟΛΟ
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	5.806	956	211	27	18.067	1.452.608	1.477.675
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	1.008.124	1.245	449.365	16.203	(9.853)	4.719.004	6.184.088
Αξιόγραφα χαρτοφυλακίου συναλλαγών	129.992					216.215	346.207
Παράγωγα χρηματοοικονομικά μέσα						254.566	254.566
Δάνεια και απαιτήσεις κατά πελατών	1.278.103	198.334	157.417	25.168	71.783	26.506.886	28.237.691
Αξιόγραφα επενδυτικού χαρτοφυλακίου							
- Διαθέσιμα προς πώληση	408.561				60.548	6.993.279	7.462.388
Επενδύσεις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες	33.081	63.544			178.272	1.318.653	1.593.550
Επενδύσεις σε ακίνητα						42.006	42.006
Ιδιοχρησιμοποιούμενα ενσώματα πάγια					11.730	532.906	544.636
Υπεραξία και λοιπά άυλα πάγια					637	41.467	42.104
Αναβαλλόμενες φορολογικές απαιτήσεις						261.363	261.363
Λοιπά στοιχεία ενεργητικού	62	2.093	54	2	606	227.008	229.825
Στοιχεία ενεργητικού προς πώληση						92.513	92.513
Σύνολο Ενεργητικού	2.863.729	266.172	607.047	41.400	331.790	42.658.474	46.768.612
ΥΠΟΧΡΕΩΣΕΙΣ							
Υποχρεώσεις προς πιστωτικά ιδρύματα και πελάτες	2.577.113	300.548	18.216	430.560	472.216	23.796.007	27.594.660
Παράγωγα χρηματοοικονομικά μέσα						226.223	226.223
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	69.359			193.069	94.737	14.791.155	15.148.320
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους		16			33	110.053	110.102
Αναβαλλόμενες φορολογικές υποχρεώσεις						137.901	137.901
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους						513.311	513.311
Λοιπές υποχρεώσεις	659	591	205	431	395	582.077	584.358
Προβλέψεις						17.901	17.901
Σύνολο Υποχρεώσεων	2.647.131	301.155	18.421	624.060	567.381	40.174.628	44.332.776
Συναλλαγματική Θέση Στοιχείων Ισολογισμού	216.598	(34.983)	588.626	(582.660)	(235.591)	2.483.846	2.435.836
Προθεσμιακή Συναλλαγματική Θέση Παραγώγων	(198.128)	22.557	(591.154)	578.354	245.857	(70.486)	(13.000)
Συνολική Συναλλαγματική Θέση	18.470	(12.426)	(2.528)	(4.306)	10.266	2.413.360	2.422.836
Μη αντληθέντα πιστωτικά όρια	398				20.140	13.689.341	13.709.879

Η ανοικτή συναλλαγματική θέση της 31.12.2007 παρουσιάζει την ακόλουθη ευαισθησία:

Νόμισμα	**Σενάριο Μεταβολής Ισοτιμίας έναντι Ευρώ (%)**	**Επίπτωση επί καθαρών εσόδων προ φόρων**
USD	Ανατίμηση USD 5%	1.150
USD	Υποτίμηση USD 5%	(1.040)
GBP	Ανατίμηση GBP 5%	(1.654)
GBP	Υποτίμηση GBP 5%	1.496

Η υψηλή ανοικτή συναλλαγματική θέση στα λοιπά νομίσματα οφείλεται κυρίως στην συναλλαγματική θέση CYP / EUR η οποία λόγω της εισόδου της Κύπρου στη ζώνη του EUR, παύει να υφίσταται από 1.1.2008.

β. Επιτοκιακός κίνδυνος

Στα πλαίσια της ανάλυσης των στοιχείων ενεργητικού και υποχρεώσεων διενεργείται ανάλυση ληκτοτήτων (Gap Analysis). Τα στοιχεία αυτά ταξινομούνται σε χρονικές περιόδους (gaps) ανάλογα με το πότε επαναπροσδιορίζεται το επιτόκιό τους, για τα στοιχεία κυμαινομένου επιτοκίου, ή με το πότε λήγουν, για τα στοιχεία σταθερού επιτοκίου.

Ανάλυση ληκτότητας των στοιχείων ενεργητικού και υποχρεώσεων παρουσιάζεται κατωτέρω:

	31.12.2007							
	< 1 μηνός	1 έως 3 μήνες	3 έως 6 μήνες	6 έως 12 μήνες	1 έως 5 έτη	> 5 ετών	Μη επηρεαζόμενα στοιχεία	ΣΥΝΟΛΑ
ΕΝΕΡΓΗΤΙΚΟ								
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	1.273.667						376.660	1.650.327
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	4.278.703	1.619.996	500.885	364.180	579.007	6.904		7.349.675
Αξιόγραφα χαρτοφυλακίου συναλλαγών	2.147	1.296	24.326	1.114	44.081	191.824		264.788
Παράγωγα χρηματοοικονομικά μέσα	384.466							384.466
Δάνεια και απαιτήσεις κατά πελατών	20.098.772	4.919.167	3.089.640	951.173	6.028.332	180.790		35.267.874
Αξιόγραφα επενδυτικού χαρτοφυλακίου								
- Διαθέσιμα προς πώληση	3.021.988	955.633	1.775.414	116.317	101.335	260.718	68.972	6.300.377
Επενδύσεις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες							1.626.100	1.626.100
Επενδύσεις σε ακίνητα							42.370	42.370
Ιδιοχρησιμοποιούμενα ενσώματα πάγια							603.831	603.831
Υπεραξία και λοιπά άυλα πάγια							55.836	55.836
Αναβαλλόμενες φορολογικές απαιτήσεις							158.160	158.160
Λοιπά στοιχεία ενεργητικού							280.626	280.626
Στοιχεία ενεργητικού προς πώληση							54.706	54.706
Σύνολο Ενεργητικού	29.059.743	7.496.092	5.390.265	1.432.784	6.752.755	640.236	3.267.261	54.039.136
ΥΠΟΧΡΕΩΣΕΙΣ								
Υποχρεώσεις προς πιστωτικά ιδρύματα	3.531.555	1.520.321	557.671	27.884	131			5.637.562
Παράγωγα χρηματοοικονομικά μέσα	383.129							383.129
Υποχρεώσεις προς πελάτες	19.384.594	1.986.757	802.867	337.192	823.478			23.334.888
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	12.237.861	7.727.744	532.051	20.920	3.400			20.521.976
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους							127.863	127.863
Αναβαλλόμενες φορολογικές υποχρεώσεις							82.960	82.960
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους							3.733	3.733
Λοιπές υποχρεώσεις							1.159.012	1.159.012
Προβλέψεις							47.796	47.796
Σύνολο Υποχρεώσεων	35.537.139	11.234.822	1.892.589	385.996	827.009	-	1.421.364	51.298.919
ΚΑΘΑΡΗ ΘΕΣΗ								
Μετοχικό Κεφάλαιο							1.602.809	1.602.809
Διαφορά από έκδοση μετοχών υπέρ το άρτιο							184.033	184.033
Αποθεματικά							333.892	333.892
Αποτελέσματα εις νέον							619.483	619.483
Ίδιες μετοχές								
Σύνολο Καθαρής Θέσεως	-	-	-	-	-	-	2.740.217	2.740.217
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως	35.537.139	11.234.822	1.892.589	385.996	827.009	-	4.161.581	54.039.136
ΑΝΟΙΓΜΑ	(6.477.396)	(3.738.730)	3.497.676	1.046.788	5.925.746	640.236	(894.320)	
ΣΩΡΕΥΤΙΚΟ ΑΝΟΙΓΜΑ	(6.477.396)	(10.216.126)	(6.718.450)	(5.671.662)	254.084	894.320	-	

	31.12.2006							
	< 1 μηνός	1 έως 3 μήνες	3 έως 6 μήνες	6 έως 12 μήνες	1 έως 5 έτη	> 5 ετών	Μη επηρεαζό-μενα στοιχεία	ΣΥΝΟΛΑ
ΕΝΕΡΓΗΤΙΚΟ								
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	1.109.930						367.745	1.477.675
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	4.032.122	734.383	628.925	381.773	402.025	6.860		6.184.088
Αξιόγραφα χαρτοφυλακίου συναλλαγών	18.908	66.261	2.956	52.120	127.957	78.005		346.207
Παράγωγα χρηματοοικονομικά μέσα	254.566							254.566
Δάνεια και απαιτήσεις κατά πελατών	18.269.321	3.217.557	2.452.792	875.976	2.855.733	566.312		28.237.691
Αξιόγραφα επενδυτικού χαρτοφυλακίου								
- Διαθέσιμα προς πώληση	3.038	147.032	850.356	499.335	5.374.804	489.053	98.770	7.462.388
Επενδύσεις σε θυγατρικές, συγγενείς								
εταιρίες και κοινοπραξίες							1.593.550	1.593.550
Επενδύσεις σε ακίνητα							42.006	42.006
Ιδιοχρησιμοποιούμενα ενσώματα πάγια							544.636	544.636
Υπεραξία και λοιπά άυλα πάγια							42.104	42.104
Αναβαλλόμενες φορολογικές απαιτήσεις							261.363	261.363
Λοιπά στοιχεία ενεργητικού							229.825	229.825
Στοιχεία ενεργητικού προς πώληση							92.513	92.513
Σύνολο Ενεργητικού	23.687.885	4.165.233	3.933.029	1.809.204	8.760.519	1.140.230	3.272.512	46.768.612
ΥΠΟΧΡΕΩΣΕΙΣ								
Υποχρεώσεις προς πιστωτικά ιδρύματα	6.226.294	627.027	352.553	16.107	136			7.222.117
Παράγωγα χρηματοοικονομικά μέσα	226.223							226.223
Υποχρεώσεις προς πελάτες	18.276.461	682.260	371.685	272.860	2.640		766.637	20.372.543
Ομολογίες εκδόσεώς μας και λοιπές								
δανειακές υποχρεώσεις	8.054.298	6.946.671	129.631	17.720				15.148.320
Υποχρεώσεις για τρέχοντα φόρο								
εισοδήματος και λοιπούς φόρους							110.102	110.102
Αναβαλλόμενες φορολογικές υποχρεώσεις							137.901	137.901
Υποχρεώσεις καθορισμένων παροχών								
στους εργαζόμενους							513.311	513.311
Λοιπές υποχρεώσεις							584.358	584.358
Προβλέψεις							17.901	17.901
Σύνολο Υποχρεώσεων	32.783.276	8.255.958	853.869	306.687	2.776	-	2.130.210	44.332.776
ΚΑΘΑΡΗ ΘΕΣΗ								
Μετοχικό Κεφάλαιο							1.591.286	1.591.286
Διαφορά από έκδοση μετοχών υπέρ το άρτιο							127.961	127.961
Αποθεματικά							207.853	207.853
Αποτελέσματα εις νέον							523.201	523.201
Ίδιες μετοχές							(14.465)	(14.465)
Σύνολο Καθαρής Θέσεως	-	-	-	-	-	-	2.435.836	2.435.836
Σύνολο Υποχρεώσεων								
και Καθαρής Θέσεως	32.783.276	8.255.958	853.869	306.687	2.776	-	4.566.046	46.768.612
ΑΝΟΙΓΜΑ	(9.095.391)	(4.090.725)	3.079.160	1.502.517	8.757.743	1.140.230	(1.293.534)	
ΣΩΡΕΥΤΙΚΟ ΑΝΟΙΓΜΑ	(9.095.391)	(13.186.116)	(10.106.956)	(8.604.439)	153.304	1.293.534	-	

Από την Ανάλυση ληκτοτήτων και με την εφαρμογή εναλλακτικών σεναρίων μεταβολών των επιτοκίων της αγοράς ή και των βασικών επιτοκίων της Τραπέζης, υπολογίζεται άμεσα η αντίστοιχη μεταβολή στο καθαρό έσοδο τόκων καθώς και στην καθαρή θέση για τα Διαθέσιμα προς πώληση στοιχεία (Available for sale).

Νόμισμα	Σενάριο Μεταβολής Επιτοκίων (παράλληλη μετατόπιση καμπύλης αποδόσεων)	Ευαισθησία καθαρού εσόδου τόκων (για χρονική περίοδο ενός έτους)	Ευαισθησία καθαρής θέσης
EUR	+ 50 μ.β.	16.514	(9.902)
	- 50 μ.β.	(16.703)	10.093
USD	+ 50 μ.β.	(1.013)	(680)
	- 50 μ.β.	1.027	685
GBP	+ 50 μ.β.	412	(14)
	- 50 μ.β.	(409)	14

39.3 Κίνδυνος ρευστότητας

Η παρακολούθηση του κινδύνου ρευστότητας επικεντρώνεται στην ικανότητα της Τραπέζης να διατηρεί επαρκή ρευστότητα για την εκπλήρωση των συναλλακτικών της υποχρεώσεων. Το μεγαλύτερο μέρος του Ενεργητικού της Τραπέζης χρηματοδοτείται από πελατειακές καταθέσεις και ομόλογα εκδόσεως εταιριών του Ομίλου. Η χρηματοδότηση αυτή μπορεί να διαχωρισθεί σε δυο κατηγορίες:

α) Πελατειακές καταθέσεις για κάλυψη ταμειακών αναγκών
Οι καταθέσεις για σκοπούς καλύψεως ταμειακών αναγκών είναι οι καταθέσεις ταμιευτηρίου και όψεως. Παρ' όλο που οι καταθέσεις αυτές μπορούν να αποσυρθούν χωρίς προειδοποίηση εάν ζητηθεί, η διασπορά σε αριθμό και είδος καταθετών διασφαλίζει την απουσία σημαντικών απρόσμενων διακυμάνσεων. Έτσι αυτές οι καταθέσεις αποτελούν στην πλειοψηφία τους σταθερή καταθετική βάση.

β) Πελατειακές καταθέσεις και ομόλογα για επενδυτικούς σκοπούς
Οι πελατειακές καταθέσεις και ομόλογα για επενδυτικούς σκοπούς αφορούν τις προθεσμιακές πελατειακές καταθέσεις, τις πράξεις προσωρινής εκχωρήσεως με την πελατεία και την πώληση ομολόγων εκδόσεως εταιριών του Ομίλου.

Σύμφωνα με την Ανάλυση Ληκτοτήτων Ρευστότητας (Liquidity Gap Analysis), υπολογίζονται οι χρηματοροές που προκύπτουν από όλα τα στοιχεία ενεργητικού και υποχρεώσεων και ταξινομούνται σε χρονικές περιόδους, ανάλογα με το πότε πραγματοποιούνται, με εξαίρεση τα αξιόγραφα του χαρτοφυλακίου συναλλαγών και του διαθεσίμου προς πώληση. Ειδικά για αυτά τα χαρτοφυλάκια, τα οποία μπορούν να ρευστοποιηθούν εύκολα, κατανέμονται στην πρώτη περίοδο λαμβάνοντας υπόψη σχετικούς συντελεστές ρευστοποιησιμότητας (haircuts).

Παρατίθενται κατωτέρω πίνακες ρευστότητας:

	31.12.2007					
	< 1 μηνός	1 έως 3 μήνες	3 έως 6 μήνες	6 έως 12 μήνες	> 1 έτους	ΣΥΝΟΛΟ
ΕΝΕΡΓΗΤΙΚΟ						
Ταμείο και Διαθέσιμα σε Κεντρικές Τράπεζες	1.650.327					1.650.327
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	3.168.792	450.145	443.267	560.924	2.726.547	7.349.675
Αξιόγραφα χαρτοφυλακίου συναλλαγών						
-Ομόλογα	251.549				13.239	264.788
Παράγωγα χρηματοοικονομικά μέσα	384.466					384.466
Δάνεια και απαιτήσεις κατά πελατών	806.986	2.554.329	3.423.359	5.499.579	22.983.621	35.267.874
Αξιόγραφα επενδυτικού χαρτοφυλακίου						
-Ομόλογα διαθέσιμα προς πώληση	5.890.821				310.043	6.200.864
-Μετοχές διαθέσιμες προς πώληση	89.562				9.951	99.513
Επενδύσεις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες					1.626.100	1.626.100
Επενδύσεις σε ακίνητα					42.370	42.370
Ιδιοχρησιμοποιούμενα ενσώματα πάγια					603.831	603.831
Υπεραξία και λοιπά άυλα πάγια					55.836	55.836
Αναβαλλόμενες φορολογικές απαιτήσεις					158.160	158.160
Λοιπά στοιχεία Ενεργητικού	4.503		14.414	157.593	104.116	280.626
Στοιχεία ενεργητικού προς πώληση					54.706	54.706
Σύνολο Ενεργητικού	12.247.006	3.004.474	3.881.040	6.218.096	28.688.520	54.039.136
ΥΠΟΧΡΕΩΣΕΙΣ						
Υποχρεώσεις προς πιστωτικά ιδρύματα	3.526.414	1.051.730	551.096	32.385	475.937	5.637.562
Παράγωγα χρηματοοικονομικά μέσα	383.129					383.129
Υποχρεώσεις προς πελάτες	5.369.299	2.372.011	1.354.136	1.439.499	12.799.943	23.334.888
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	457.103	42.707	12.576	698.538	19.311.052	20.521.976
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	19.599		101.880	6.384		127.863
Αναβαλλόμενες φορολογικές υποχρεώσεις					82.960	82.960
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους					3.733	3.733
Λοιπές υποχρεώσεις	983.091	53.830	33.521	64.493	24.077	1.159.012
Προβλέψεις					47.796	47.796
Σύνολο Υποχρεώσεων	10.738.635	3.520.278	2.053.209	2.241.299	32.745.498	51.298.919
ΚΑΘΑΡΗ ΘΕΣΗ						
Σύνολο Καθαρής Θέσεως	-	-	-	-	2.740.217	2.740.217
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως	10.738.635	3.520.278	2.053.209	2.241.299	35.485.715	54.039.136
Άνοιγμα ρευστότητας	1.508.371	(515.804)	1.827.831	3.976.797	(6.797.195)	-

	31.12.2006					
	< 1 μηνός	1 έως 3 μήνες	3 έως 6 μήνες	6 έως 12 μήνες	> 1 έτους	ΣΥΝΟΛΟ
ΕΝΕΡΓΗΤΙΚΟ						
Ταμείο και διαθέσιμα						
σε Κεντρικές Τράπεζες	1.477.675					1.477.675
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	3.762.698	187.347	468.099	436.630	1.329.314	6.184.088
Αξιόγραφα χαρτοφυλακίου συναλλαγών						
- Ομόλογα	328.897				17.310	346.207
Παράγωγα χρηματοοικονομικά μέσα	254.566					254.566
Δάνεια και απαιτήσεις κατά πελατών	932.488	2.319.399	2.963.318	4.157.766	17.864.720	28.237.691
Αξιόγραφα επενδυτικού χαρτοφυλακίου						
- Ομόλογα Διαθέσιμα προς πώληση	6.993.815				368.096	7.361.911
- Μετοχές Διαθέσιμες προς πώληση	90.430				10.047	100.477
Επενδύσεις σε θυγατρικές, συγγενείς						
εταιρίες και κοινοπραξίες					1.593.550	1.593.550
Επενδύσεις σε ακίνητα					42.006	42.006
Ιδιοχρησιμοποιούμενα ενσώματα πάγια					544.636	544.636
Υπεραξία και λοιπά άυλα πάγια					42.104	42.104
Αναβαλλόμενες φορολογικές απαιτήσεις					261.363	261.363
Λοιπά στοιχεία ενεργητικού	2.601	-	14.675	160.812	51.737	229.825
Στοιχεία Ενεργητικού προς πώληση	-	-	-	-	92.513	92.513
Σύνολο Ενεργητικού	13.843.170	2.506.746	3.446.092	4.755.208	22.217.396	46.768.612
ΥΠΟΧΡΕΩΣΕΙΣ						
Υποχρεώσεις προς πιστωτικά ιδρύματα	6.072.559	330.524	340.796	15.648	462.590	7.222.117
Παράγωγα χρηματοοικονομικά μέσα	226.223					226.223
Υποχρεώσεις προς πελάτες	3.810.826	1.101.488	930.425	1.372.842	13.156.962	20.372.543
Ομολογίες εκδόσεώς μας						
και λοιπές δανειακές υποχρεώσεις	18.977	519.045	403.537	120.345	14.086.416	15.148.320
Υποχρεώσεις για τρέχοντα φόρο						
εισοδήματος και λοιπούς φόρους	14.547		95.555			110.102
Αναβαλλόμενες φορολογικές υποχρεώσεις					137.901	137.901
Υποχρεώσεις καθορισμένων παροχών						
στους εργαζόμενους					513.311	513.311
Λοιπές υποχρεώσεις	391.214	34.705	43.229	65.488	49.722	584.358
Προβλέψεις					17.901	17.901
Σύνολο Υποχρεώσεων	10.534.346	1.985.762	1.813.542	1.574.323	28.424.803	44.332.776
ΚΑΘΑΡΗ ΘΕΣΗ						
Σύνολο Καθαρής Θέσεως	-	-	-	-	2.435.836	2.435.836
Σύνολο Υποχρεώσεων						
και Καθαρής Θέσεως	10.534.346	1.985.762	1.813.542	1.574.323	30.860.639	46.768.612
Άνοιγμα ρευστότητας	3.308.824	520.984	1.632.550	3.180.885	(8.643.243)	-

Οι χρηματοροές των χρηματοοικονομικών υποχρεώσεων περιλαμβανομένων και των παραγώγων κατανέμονται σύμφωνα με τις εναπομένουσες ημερομηνίες λήξης. Σε αυτό προστίθενται και οι εκτιμώμενες πληρωμές τόκων. Οι υποχρεώσεις σε ξένο νόμισμα έχουν μετατραπεί σε ευρώ. Ειδικά για τα παράγωγα γίνεται ανάλυση σε εκροές και εισροές σύμφωνα με τους συμβατικούς τους όρους.

	31.12.2007						
	Σύνολο Ισολογισμού	Ονομαστικές εισροές/(εκροές) έως 1 μήνα	2 έως 3 μήνες	4 έως 6 μήνες	7 έως 12 μήνες	πέραν του έτους	ΣΥΝΟΛΟ
Υποχρεώσεις - μη παράγωγα							
Υποχρεώσεις προς πιστωτικά ιδρύματα	5.637.562	(3.529.678)	(1.063.807)	(569.914)	(47.470)	(521.350)	(5.732.219)
Υποχρεώσεις προς πελάτες	23.334.888	(5.307.148)	(2.390.802)	(1.498.454)	(1.564.664)	(12.794.445)	(23.555.513)
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	20.521.976	(484.301)	(213.314)	(218.814)	(1.063.621)	(23.435.353)	(25.415.403)
Λοιπές υποχρεώσεις	1.159.012	(983.089)	(53.830)	(33.521)	(64.493)	(24.079)	(1.159.012)
Παράγωγα χρηματοοικονομικά μέσα που αντισταθμίζουν στοιχεία παθητικού	103.670						
- Εκροές		(2.618)	(14.647)	(6.575)	(19.459)	(811.865)	(855.164)
- Εισροές		2.825	13.540	4.102	14.833	707.756	743.056
Παράγωγα χρηματοοικονομικά μέσα που αντισταθμίζουν στοιχεία ενεργητικού	44.160						
- Εκροές				(48.430)	(8.431)	(1.202.158)	(1.259.019)
- Εισροές		7.810	5.839	13.598	27.061	1.158.024	1.212.332
Παράγωγα χρηματοοικονομικά μέσα για εμπορικούς σκοπούς	235.299						
- Εκροές		(1.852.215)	(220.187)	(258.722)	(134.078)	(865.372)	(3.430.574)
- Εισροές		1.884.358	233.443	242.887	118.263	702.219	3.181.170
Σύνολο	51.036.567	(10.364.056)	(3.703.765)	(2.373.843)	(2.742.059)	(37.086.623)	(56.270.346)
Στοιχεία εκτός Ισολογισμού							
Αχρησιμοποίητα υπόλοιπα από συμβατικώς δοθέντα σε πελάτες εγκεκριμένα όρια δανείων		(531.063)					(531.063)
Χρηματοοικονομικές εξασφαλίσεις		(57.532)	(32.597)	(12.626)	(14.166)	(75.203)	(192.124)
Σύνολο στοιχείων εκτός Ισολογισμού		(588.595)	(32.597)	(12.626)	(14.166)	(75.203)	(723.187)

	31.12.2006						
	Σύνολο		Ονομαστικές εισροές/(εκροές)				
	Ισολογισμού	έως 1 μήνα	2 έως 3 μήνες	4 έως 6 μήνες	7 έως 12 μήνες	πέραν του έτους	ΣΥΝΟΛΟ
Υποχρεώσεις - μη παράγωγα							
Υποχρεώσεις προς πιστωτικά ιδρύματα	7.222.117	(6.063.028)	(340.464)	(357.585)	(359.322)	(166.667)	(7.287.066)
Υποχρεώσεις προς πελάτες	20.372.543	(3.829.071)	(1.079.468)	(1.004.839)	(1.468.135)	(13.083.223)	(20.464.736)
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	15.148.320	(81.320)	(685.097)	(716.850)	(409.122)	(18.269.340)	(20.161.729)
Λοιπές υποχρεώσεις	584.358	(391.214)	(34.705)	(43.229)	(65.488)	(49.722)	(584.358)
Παράγωγα χρηματοοικονομικά μέσα που αντισταθμίζουν στοιχεία παθητικού	58.193						
- Εκροές		(1.083)	(7.099)	(4.487)	(13.584)	(593.595)	(619.848)
- Εισροές		694	3.022	2.856	6.333	433.103	446.008
Παράγωγα χρηματοοικονομικά μέσα που αντισταθμίζουν στοιχεία ενεργητικού	1.263						
- Εκροές	-	-	-	(1.769)	(3.999)	(47.177)	(52.945)
- Εισροές		879	411	1.353	3.039	46.673	52.355
Παράγωγα χρηματοοικονομικά μέσα για εμπορικούς σκοπούς	166.767						
- Εκροές		(767.535)	(131.296)	(121.886)	(236.697)	(812.455)	(2.069.869)
- Εισροές		751.734	146.879	115.793	197.986	690.405	1.902.797
Σύνολο	43.553.561	(10.379.944)	(2.127.817)	(2.130.643)	(2.348.989)	(31.851.998)	(48.839.391)
Στοιχεία εκτός Ισολογισμού							
Αχρησιμοποίητα υπόλοιπα από συμβατικώς δοθέντα σε πελάτες εγκεκριμένα όρια δανείων		(257.332)					(257.332)
Χρηματοοικονομικές εξασφαλίσεις		(136.201)	(79.318)	(19.585)	(13.681)	(55.644)	(304.429)
Σύνολο στοιχείων εκτός Ισολογισμού		(393.533)	(79.318)	(19.585)	(13.681)	(55.644)	(561.761)

39.4 Εύλογες αξίες χρηματοοικονομικών στοιχείων Ενεργητικού και Υποχρεώσεων

Ο παρακάτω πίνακας παρουσιάζει τις λογιστικές και εύλογες αξίες χρηματοοικονομικών στοιχείων ενεργητικού και υποχρεώσεων που δεν απεικονίζονται στις οικονομικές καταστάσεις στις εύλογες αξίες. Για τα υπόλοιπα χρηματοοικονομικά στοιχεία ενεργητικού και υποχρεώσεων που εμφανίζονται στο αναπόσβεστο κόστος οι εύλογες αξίες δεν διαφέρουν ουσιωδώς από τις αντίστοιχες λογιστικές.

Η εύλογη αξία των δανείων υπολογίζεται με βάση την καμπύλη επιτοκίων της διατραπεζικής αγοράς και αφού προστεθεί το περιθώριο (spread) των χορηγήσεων για τον αντίστοιχο πιστωτικό κίνδυνο. Η εύλογη αξία των καταθέσεων υπολογίζεται με βάση την καμπύλη επιτοκίων της διατραπεζικής αγοράς και αφού αφαιρεθεί το περιθώριο του πελάτη (spread) ανάλογα με το είδος της κατάθεσης.
Και στις δύο παραπάνω περιπτώσεις οι μελλοντικές χρηματοροές προεξοφλούνται ανάλογα με τη διάρκειά τους με τα αντίστοιχα επιτόκια.

	31.12.2007	
	Λογιστική αξία	Εύλογη αξία
ΕΝΕΡΓΗΤΙΚΟ		
Δάνεια και απαιτήσεις κατά πελατών	35.267.874	35.318.333
ΥΠΟΧΡΕΩΣΕΙΣ		
Υποχρεώσεις προς πελάτες	23.334.888	23.334.077

40. Διαχείριση κεφαλαίων-Κεφαλαιακή Επάρκεια

Πολιτική της Τραπέζης είναι η διατήρηση μίας ισχυρής κεφαλαιακής βάσης προκειμένου να εξασφαλίζεται η ανάπτυξή της, και να διασφαλίζεται η εμπιστοσύνη των καταθετών, των μετόχων, των αγορών και των συναλλασσόμενων μερών.

Η μερισματική πολιτική εξετάζεται πάντα ώστε να επιτυγχάνεται η καλύτερη σχέση μεταξύ μίας ικανοποιητικής απόδοσης για τον μέτοχο και της ασφάλειας που προσφέρει μία ισχυρή κεφαλαιακή βάση.

Αυξήσεις μετοχικού κεφαλαίου διενεργούνται με απόφαση της Γενικής Συνελεύσεως, ή του Διοικητικού Συμβουλίου, σύμφωνα με το Καταστατικό ή τις εκάστοτε ισχύουσες διατάξεις.

Ειδικότερα, η Γενική Συνέλευση, δυνάμει της από 6 Ιουνίου 2006 αποφάσεώς της, εκχώρησε στο Διοικητικό Συμβούλιο, για χρονική περίοδο τεσσάρων (4) ετών, την εξουσία αυξήσεως του μετοχικού της κεφαλαίου κατά τα οριζόμενα και με τις προϋποθέσεις του άρθρου 13 του Ν.2190/1920.

Ίδιες μετοχές μπορεί να αποκτά κατά τους ορισμούς και υπό τις προϋποθέσεις του νόμου.

Η Τράπεζα αξιοποιεί όλες τις σύγχρονες μεθόδους διαχειρίσεως της κεφαλαιακής επάρκειας. Έχει προβεί σε εκδόσεις υβριδικών τίτλων και τίτλων μειωμένης εξασφαλίσεως που συνυπολογίζονται στα εποπτικά κεφάλαια. Η έκδοση των εν λόγω τίτλων προσθέτει αξία στον μέτοχο, δεδομένου ότι το κόστος τους είναι σημαντικά χαμηλότερο από αυτό του μετοχικού κεφαλαίου.

Η κεφαλαιακή της επάρκεια εποπτεύεται από την Τράπεζα της Ελλάδος, προς την οποία υποβάλλονται στοιχεία σε τριμηνιαία βάση.

Με Πράξη του Διοικητού της Τραπέζης της Ελλάδος διαμορφώνονται οι ελάχιστοι δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) που πρέπει να διαθέτει η Τράπεζα.

Ο δείκτης κεφαλαιακής επάρκειας συγκρίνει τα εποπτικά ίδια κεφάλαια της Τραπέζης με τους κινδύνους (σταθμισμένο Ενεργητικό) που αναλαμβάνει. Τα εποπτικά κεφάλαια περιλαμβάνουν τα κύρια βασικά κεφάλαια (μετοχικό κεφάλαιο, αποθεματικά, δικαιώματα μειοψηφίας), τα πρόσθετα βασικά κεφάλαια (υβριδικοί τίτλοι) και τα συμπληρωματικά κεφάλαια (τίτλοι μειωμένης εξασφαλίσεως, αποθεματικά αναπροσαρμογής ακινήτων). Το σταθμισμένο Ενεργητικό περιλαμβάνει τον πιστωτικό κίνδυνο του επενδυτικού χαρτοφυλακίου και τον κίνδυνο αγοράς του χαρτοφυλακίου συναλλαγών.

Οι διαμορφωθέντες δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) βρίσκονται σε πολύ υψηλότερα επίπεδα από τα ελάχιστα που απαιτεί η Πράξη του Διοικητού της Τραπέζης της Ελλάδος (4% και 8% αντιστοίχως) και δίδουν τη δυνατότητα στην Τράπεζα να αναπτύξει τις δραστηριότητές της σε όλους τους τομείς τα επόμενα έτη.

	ποσά σε εκατ. Ευρώ	
	31.12.2007	31.12.2006
Σταθμισμένο Ενεργητικό από Πιστωτικό Κίνδυνο	36.750	30.109
Σταθμισμένο Ενεργητικό από Κίνδυνο Αγοράς	740	641
Συνολικό σταθμισμένο Ενεργητικό	37.490	30.750
Κύρια Βασικά Κεφάλαια (Upper Tier I)	2.473	2.352
Βασικά Κεφάλαια (Tier I)	2.406	2.309
Συνολικά Εποπτικά Κεφάλαια (Tier I + Tier II)	4.455	4.080
Δείκτης Κύριων Βασικών Κεφαλαίων (Upper Tier I)	6,6%	7,6%
Δείκτης Βασικών Κεφαλαίων (Tier I)	6,4%	7,5%
Δείκτης Κεφαλαιακής Επάρκειας (Tier I + Tier II)	11,9%	13,3%

41. Συναλλαγές συνδεδεμένων μερών

Η Τράπεζα, στα πλαίσια των συνήθων επιχειρηματικών δραστηριοτήτων της, διενεργεί συναλλαγές και με συνδεδεμένα με αυτή μέρη. Οι συναλλαγές αυτές διενεργούνται με συνθήκες και όρους της αγοράς και εγκρίνονται από τα αρμόδια όργανα της Τραπέζης.

α. Τα υπόλοιπα των συναλλαγών της Τραπέζης, με μέλη του Διοικητικού της Συμβουλίου, και των πλησιεστέρων συγγενικών τους προσώπων, έχουν ως εξής:

	31.12.2007	31.12.2006
Δάνεια	38.649	2.148
Καταθέσεις	43.123	29.761
Εγγυητικές επιστολές	83	165

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Τόκοι και εξομοιούμενα έσοδα	432	36
Τόκοι και εξομοιούμενα έξοδα	1.131	749

β. Τα υπόλοιπα των συναλλαγών της Τραπέζης, με θυγατρικές και συγγενείς της εταιρίες και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα, έχουν ως εξής:

Ι. Θυγατρικές εταιρίες

	31.12.2007	31.12.2006
Ενεργητικό		
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	4.114.320	1.787.315
Αξιόγραφα χαρτοφυλακίου συναλλαγών	8.075	48.089
Παράγωγα χρηματοοικονομικά μέσα	2.003	113
Δάνεια και απαιτήσεις κατά πελατών	1.527.856	1.299.575
Αξιόγραφα διαθέσιμα προς πώληση	3.368.618	290.816
Σύνολο	9.020.872	3.425.908
Παθητικό		
Υποχρεώσεις προς πιστωτικά ιδρύματα	1.574.301	1.183.878
Υποχρεώσεις προς πελάτες	101.128	466.666
Παράγωγα χρηματοοικονομικά μέσα	87	634
Ομολογίες εκδόσεως μας και λοιπές δανειακές υποχρεώσεις	20.521.976	15.148.320
Λοιπές υποχρεώσεις	1.196	4.095
Σύνολο	22.198.688	16.803.593
Εγγυητικές επιστολές και λοιπές εγγυήσεις	1.001.394	84.063

	Από 1 Ιανουαρίου έως	
	31.12.2007	31.12.2006
Έσοδα		
Τόκοι και εξομοιούμενα έσοδα	247.092	102.598
Έσοδα από μερίσματα	43.915	50.921
Έσοδα από αμοιβές και προμήθειες	51.356	48.586
Λοιπά έσοδα	3.006	2.423
Σύνολο	345.369	204.528
Έξοδα		
Τόκοι και εξομοιούμενα έξοδα	923.556	489.609
Προμήθειες έξοδα	1.374	1.708
Γενικά διοικητικά έξοδα	13.169	20.008
Σύνολο	938.099	511.325

II. Συγγενείς εταιρίες

	31.12.2007	31.12.2006
Ενεργητικό		
Δάνεια και απαιτήσεις κατά πελατών	277	611
Σύνολο	277	611
Παθητικό		
Υποχρεώσεις προς πελάτες	26	5
Σύνολο	26	5

	Από 1 Ιανουαρίου έως	
Έσοδα	31.12.2007	31.12.2006
Τόκοι και εξομοιούμενα έσοδα	33	89
Έσοδα από μερίσματα	9	155
Λοιπά έσοδα	-	578
Σύνολο	42	822
Έξοδα		
Γενικά διοικητικά έξοδα	-	781
Σύνολο	-	781

γ. Οι αμοιβές των μελών του Διοικητικού Συμβουλίου και των Εντεταλμένων Γενικών Διευθυντών, οι οποίες επιβάρυναν τα αποτελέσματα της χρήσεως 2007 ανέρχονται σε € 19.590 (31.12.2006 € 5.622).

42. Χορήγηση δικαιωμάτων προαιρέσεως, επί μετοχών της Τραπέζης, στο προσωπικό

α) Η Γενική Συνέλευση των μετόχων της Τραπέζης της 11ης Απριλίου 2000 ενέκρινε για την πενταετία 2000-2004 τη διάθεση, σε ανώτερα στελέχη της Τραπέζης και του Ομίλου της, με κριτήριο την αποδοτικότητά τους, δικαιωμάτων προαιρέσεως (stock options) επί μετοχών μέχρι συνολικού αριθμού 0,5 % επί του ευρισκομένου σε κυκλοφορία αριθμού μετοχών με τιμή εξάσκησης (exercise price) την ονομαστική αξία της μετοχής. Στην περίπτωση μεταβολής της ονομαστικής αξίας της μετοχής ή του αριθμού των ευρισκομένων σε κυκλοφορία μετοχών, μετά την ημερομηνία εκχώρησης των δικαιωμάτων προαιρέσεως, αναπροσαρμόζεται ο αριθμός των εκχωρηθέντων δικαιωμάτων προκειμένου να μην μεταβληθεί η εύλογη αξία τους.

Η εξάσκησή τους γίνεται μετά την παρέλευση τριετίας από την ημερομηνία χορηγήσεώς τους και η Τράπεζα δεν έχει υποχρέωση να επαναγοράσει ή να διακανονίσει χρηματικώς τα εν λόγω δικαιώματα.

β) Η Γενική Συνέλευση των μετόχων της Τραπέζης της 24ης Μαΐου 2005 ενέκρινε νέο πρόγραμμα διαθέσεως δικαιωμάτων προαιρέσεως σε ανώτερα στελέχη της Τραπέζης και του Ομίλου της. Η διάρκεια του προγράμματος είναι πενταετής με λήξη τον Δεκέμβριο του 2009. Στα πλαίσια του προγράμματος, η Τράπεζα θα εκδίδει, κατόπιν ενασκήσεως των δικαιωμάτων προαιρέσεως, νέες μετοχές υπέρ των ληπτών, συνολικού αριθμού μη υπερβαίνοντος το 1% του αριθμού μετοχών της Τραπέζης. Οι λήπτες θα αποκτούν τις, κατ' ενάσκηση των δικαιωμάτων προαιρέσεως, εκδιδόμενες νέες μετοχές της Τραπέζης σε τιμή διαθέσεως η οποία, κατά το χρόνο ενασκήσεως, θα κυμαίνεται από την ονομαστική αξία αυτών έως το 80% της χρηματιστηριακής τιμής.

γ) Με τη δεύτερη, εξ αναβολής, Επαναληπτική Γενική Συνέλευση των Μετόχων της Alpha Bank που πραγματοποιήθηκε την 6.6.2006 εγκρίθηκε η θέσπιση πενταετούς προγράμματος διαθέσεως δικαιωμάτων προαιρέσεως σε στελέχη της Τραπέζης και συνδεδεμένων μεθ' αυτής εταιριών, που διαφέρει κατά τα εξής κύρια σημεία από το ισχύον:

i. ο μέγιστος αριθμός δικαιωμάτων που μπορεί να εγκριθεί θα αντιστοιχεί στο 5% του εκάστοτε εν κυκλοφορία αριθμού μετοχών της Τραπέζης
ii. οι δικαιούχοι είναι εκτελεστικά μέλη του Διοικητικού Συμβουλίου, διευθυντικά και λοιπά στελέχη της Τραπέζης και των συνδεδεμένων μεθ' αυτής εταιριών με την έννοια του άρθρου 42ε παρ. 5 κ.ν. 2190/1920
iii. η τιμή διαθέσεως ισοδυναμεί στο 90% τιμής που εμπίπτει εντός του εύρους τιμών που οριοθετείται μεταξύ της μέσης χρηματιστηριακής τιμής της μετοχής της Τραπέζης κατά το μήνα Δεκέμβριο και της αντιστοίχου κατά το ημερολογιακό μήνα που προηγείται, της αποφάσεως του Διοικητικού Συμβουλίου περί χορηγήσεως δικαιωμάτων προαιρέσεως.
iv. ο χρόνος ενασκήσεως διαφοροποιείται εις το ότι ήδη μετά την παρέλευση ενός έτους από την ημερομηνία χορηγήσεως των δικαιωμάτων και εφ' εξής κάθε χρόνο από τα επόμενα δύο έτη, δύναται να ενασκεί ο δικαιούχος έως και το 1/3 των συνολικά αναλογούντων σε αυτόν δικαιώματα προαιρέσεως. Υπό προϋποθέσεις, δύναται να μεταθέσει την ημερομηνία ενασκήσεως των δικαιωμάτων προαιρέσεως διαδοχικά σε επόμενα έτη, αλλά όχι πέραν της πενταετίας από την ημερομηνία χορηγήσεως.

Τέλος, εγκρίθηκε η τροποποίηση του υφισταμένου προγράμματος, ούτως ώστε η διάρκεια και οι δικαιούχοι να συμπίπτουν και στα δύο προγράμματα.

δ) Το Διοικητικό Συμβούλιο της Τραπέζης, κατά τις συνεδριάσεις του της 25ης Σεπτεμβρίου 2007 και 27ης Νοεμβρίου 2007, αποφάσισε την ενάσκηση όλων των δικαιωμάτων προαιρέσεως που χορηγήθηκαν βάσει των προγραμμάτων που αποφάσισαν οι Γενικές Συνελεύσεις της 11ης Απριλίου 2000 και της 9ης Απριλίου 2001 (πρόγραμμα ετών 2000-2004), της 24ης Μαΐου 2005 και της 6ης Ιουνίου 2006 (πρόγραμμα ετών 2005-2010) και της 6ης Ιουνίου 2006 (πρόγραμμα 2006-2010).

Συνέπεια της ενασκήσεως ήταν η αύξηση «τοις μετρητοίς» του μετοχικού κεφαλαίου της Τραπέζης κατά το συνολικό ποσό των € 11.523 με την έκδοση 2.954.650 νέων κοινών, άυλων ονομαστικών μετοχών ονομαστικής αξίας € 3,90 και τιμής διαθέσεως:

i. ίσης με την ονομαστική αξία της μετοχής, ήτοι € 3,90 προκειμένου για τα δικαιώματα των προγραμμάτων των ετών 2000-2004 και 2005-2010 και

ii. ίσης με € 20,61 προκειμένου για τα δικαιώματα του προγράμματος ετών 2006-2010. Η διαφορά μεταξύ της τιμής διαθέσεως και της ονομαστικής αξίας, ποσού € 30.595, καταχωρήθηκε στο λογαριασμό διαφορά από έκδοση μετοχών υπέρ το άρτιο.

Οι μεταβολές στον αριθμό των υφισταμένων δικαιωμάτων προαιρέσεως και στη μεσοσταθμική τιμή ενασκήσεως, αφού αναπροσαρμοστούν με βάση:

i. τις αυξήσεις του μετοχικού κεφαλαίου που αποφάσισαν οι Τακτικές Γενικές Συνελεύσεις της 30ης Μαρτίου 2004, της 19ης Απριλίου 2005 και της 18ης Απριλίου 2006.

ii. την ενάσκηση των δικαιωμάτων προαιρέσεως την 1η Δεκεμβρίου 2006 και

iii. την ενάσκηση των λοιπών δικαιωμάτων προαιρέσεως στη διάρκεια του έτους 2007 έχουν ως εξής:

	2007		2006	
	Μέση τιμή εξάσκησης ανά μετοχή	Εναπομένοντα δικαιώματα προαιρέσεως	Μέση τιμή εξάσκησης ανά μετοχή	Εναπομένοντα δικαιώματα προαιρέσεως
1 Ιανουαρίου	3,90	903.824	5,00	523.222
Χορηγηθέντα	18,95	2.037.310	3,90	521.027
Ακυρωθέντα	20,61	(3.970)	3,90	(21.979)
Εξασκηθέντα	14,255	(2.954.650)	3,90	(336.950)
Προσαρμογή	3,90	17.486	3,90	218.504
31 Δεκεμβρίου	-	-	3,90	903.824

43. Αποκτήσεις, πωλήσεις θυγατρικών και συγγενών εταιριών και λοιπά εταιρικά γεγονότα

α. Την 5.3.2007 η Τράπεζα υπέβαλε αίτημα για την εξαγορά του υπολοίπου των μετοχών της θυγατρικής της εταιρίας Alpha Leasing A.E. Η Επιτροπή Κεφαλαιαγοράς, στις 8.3.2007, ενέκρινε το αίτημα της Τραπέζης. Η Τράπεζα, εντός του μηνός Απριλίου 2007, εξασκώντας το σχετικό δικαίωμα εξαγοράς απέκτησε 95.773 μετοχές, ήτοι ποσοστό 0,24% επί του καταβεβλημένου μετοχικού κεφαλαίου και δικαιωμάτων ψήφου της Εταιρίας. Έτσι, ο αριθμός μετοχών και δικαιωμάτων ψήφου της Alpha Leasing A.E. που κατέχει πλέον η Τράπεζα ανέρχεται σε 39.585.000, ήτοι ποσοστό 100%. Ταυτόχρονα, η Επιτροπή Κεφαλαιαγοράς, κατόπιν σχετικού αιτήματος της Alpha Leasing A.E., ενέκρινε την 17.5.2007 τη διαγραφή των μετοχών της εταιρίας από το Χρηματιστήριο Αθηνών.

β. Την 13.3.2007 ολοκληρώθηκε η απόσχιση, από τον κλάδο ξενοδοχειακών επιχειρήσεων της θυγατρικής εταιρίας Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε., του τμήματος των επιχειρήσεων Ρόδου (Hilton Rhodes) και η αναδοχή του από την επίσης θυγατρική εταιρία Τουριστικά Θέρετρα Α.Ε.

γ. Την 21.3.2007 μεταβιβάστηκε ο κλάδος εκμεταλλεύσεως κυλικείου, της θυγατρικής εταιρίας Τουριστικά Θέρετρα Α.Ε., στην επίσης θυγατρική Καφέ Alpha A.E.

δ. Την 23.3.2007 ολοκληρώθηκε η μεταβίβαση των μετοχών της θυγατρικής εταιρίας Alpha Ασφαλιστική Α.Ε., από την θυγατρική εταιρία Alpha Group Investments Ltd, στη διεθνούς κύρους γαλλική ασφαλιστική εταιρία ΑΧΑ, τη μεγαλύτερη ασφαλιστική εταιρία στην Ευρώπη, έναντι τιμήματος € 255 εκατ. Ταυτόχρονα, υπεγράφη και τέθηκε σε εφαρμογή συμφωνία για την μακροχρόνια αποκλειστική συνεργασία των δύο μερών στη διάθεση ασφαλιστικών προϊόντων της ΑΧΑ μέσω του εκτεταμένου δικτύου Καταστημάτων της Alpha Bank.

ε. Την 29.3.2007 η θυγατρική εταιρία Alpha Αστικά Ακίνητα Α.Ε. ίδρυσε την εταιρία Alpha Immovables Bulgaria E.O.O.D με έδρα την Σόφια και αρχικό κεφάλαιο € 306 χιλ. Σκοπός της εταιρίας είναι η διαχείριση και εκμετάλλευση ακινήτων.

στ. Την 30.4.2007 η Τράπεζα απέκτησε συμμετοχή στη νεοϊδρυθείσα εταιρία Anadolu Alpha Gayrimenkul Ticaret Anonim Sirketi, με έδρα την Κωνσταντινούπολη, στην οποία συμμετέχει από κοινού με το Anadolu Group, με ποσοστό 50% έκαστος. Η εν λόγω εταιρία θα αποτελούσε το φορέα επενδύσεων στην Τουρκία.
Επειδή η σχετική αίτηση χορηγήσεως αδείας για την απόκτηση συμμετοχής στις τουρκικές εταιρίες Alternatifbank και Alternatiflease, δεν εγκρίθη από τις τουρκικές εποπτικές αρχές, η Alpha Bank και ο Όμιλος Anadolu τερμάτισαν, κοινή συναινέσει, τη μεταξύ των επιχειρηματική συμφωνία ελλείψη αντικειμένου.

ζ. Την 14.6.2007 ολοκληρώθηκε η σύσταση δύο νέων εταιριών, στις οποίες η Τράπεζα συμμετέχει με ποσοστό 99%, με τις επωνυμίες Ιονική Υποστηρικτικών Εργασιών Α.Ε. και Ιονική Επενδύσεων Α.Ε. και έδρα την Αθήνα. Σκοπός της πρώτης είναι η παροχή υποστηρικτικών υπηρεσιών προς την Τράπεζα και εταιρίες του Ομίλου, ενώ της δεύτερης η απόκτηση κινητών αξιών, συμμετοχών και λοιπών περιουσιακών στοιχείων. Το μετοχικό κεφάλαιο κάθε εταιρίας ανέρχεται σε € 60 χιλ.
Την 17.8.2007 η Τράπεζα συμμετείχε κατ' αναλογία σε αύξηση μετοχικού κεφαλαίου της Ιονικής Υποστηρικτικών Εργασιών Α.Ε. συνολικού ύψους € 500 χιλ.

η. Την 19.6.2007 η Τράπεζα απέκτησε το σύνολο των μετοχών της Κυπριακής εταιρίας Ionian Equity Participations Ltd. Το μετοχικό κεφάλαιο της εν λόγω εταιρίας ανέρχεται στο ποσό των CYP 1.000,.

θ. Την 19.6.2007 η Τράπεζα συμμετείχε στην αύξηση μετοχικού κεφαλαίου της εισηγμένης κατασκευαστικής εταιρίας ΑΕΓΕΚ Α.Ε. αποκτώντας 9.034.808 κοινές μετοχές της Εταιρίας, έναντι τιμής διαθέσεως ευρώ εξήντα λεπτά (€ 0,60) ανά μετοχή.

ι. Την 29.6.2007 ολοκληρώθηκε η μεταβίβαση του συνόλου των μετοχών της Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ. από την θυγατρική εταιρία Alpha Bank London Ltd στην Τράπεζα.

ια. Την 18.7.2007 η Τράπεζα προέβη στη μεταβίβαση του συνόλου των μετοχών που κατείχε στην Unisystems A.E. (ποσοστό 9,67%).

ιβ. Την 18.9.2007 η Τράπεζα συμμετείχε, κατά την αναλογία της, σε αύξηση μετοχικού κεφαλαίου της εταιρίας ALC Novelle Investments Ltd, καταβάλλοντας συνολικό ποσό € 20 χιλ. την οποία την 28.12.2007 εισέφερε στη θυγατρική εταιρία Ionian Equity Participations Ltd.

ιγ. Την 28.9.2007 η Τράπεζα συμμετείχε, κατά την αναλογία της σε αύξηση μετοχικού κεφαλαίου της εταιρίας A.P.E. Commercial Property A.E., καταβάλλοντας συνολικό ποσό € 541 χιλ.

ιδ. Την 27.11.2007, η θυγατρική Εταιρία Ιονική Επενδύσεων Α.Ε. μετονομάσθηκε σε A.P.E. Investment Property SA. Την 29.11.2007, η Τράπεζα προέβη στην μεταβίβαση ποσοστού 32,58% της A.P.E. Investment Property SA σε τρίτους. Εκ της πωλήσεως δεν προέκυψε αποτέλεσμα. Εν συνεχεία, την 21.12.2007 η A.P.E. Investment Property SA απέκτησε ποσοστό 90% της εταιρίας Αστακός Τέρμιναλ Α.Ε. και 50% της εταιρίας Άκαρπορτ Α.Ε. έναντι συνολικού τιμήματος € 125 εκατ.

ιε. Την 28.11.2007, η Τράπεζα συμμετείχε σε αύξηση μετοχικού κεφαλαίου της εταιρίας Ionian Equity Participation Ltd ποσού € 17.490 χιλ. μέσω εισφοράς μετοχών της ALC Novelle Investments Ltd και μεριδίων εταιριών επιχειρηματικών συμμετοχών στις οποίες συμμετέχει.

ιστ. Την 20.12.2007, ολοκληρώθηκε η σύσταση της ασφαλιστικής εταιρίας Alphalife Α.Α.Ε.Ζ., στην οποία η Τράπεζα συμμετέχει με ποσοστό 100%. Σκοπός της εταιρίας είναι η διενέργεια παντός κλάδου και πάσης φύσεως ασφαλίσεων Ζωής, η διενέργεια ασφαλίσεων στην Ελλάδα και το εξωτερικό, καθώς και κάθε συναφής, με την ιδιωτική ασφάλιση, εργασία. Το μετοχικό κεφάλαιο της εταιρίας ανέρχεται σε € 6.000 χιλ.

ιζ. Την 21.12.2007, η Τράπεζα προέβη σε αύξηση του μετοχικού κεφαλαίου, κατά € 1.047 χιλ., της κατά 100% θυγατρικής εταιρίας Alpha Finance US Corporation.

44. Γεγονότα μεταγενέστερα της ημερομηνίας συντάξεως των οικονομικών καταστάσεων

Δεν υφίστανται γεγονότα μεταγενέστερα της ημερομηνίας συντάξεως των οικονομικών καταστάσεων, για τα οποία επιβάλλεται αναφορά από τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης (Δ.Π.Χ.Π.).

Αθήναι, 26 Φεβρουαρίου 2008

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ Α.Δ.Τ. Χ 661480	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ Α.Δ.Τ. Ι 166670
Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ ΟΜΙΛΟΥ
ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ Α.Δ.Τ. Ν 308546	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ Α.Δ.Τ. ΑΒ 522299

Οι ανωτέρω οικονομικές καταστάσεις που αποτελούνται από 81 σελίδες, είναι αυτές που αναφέρονται στην έκθεση ελέγχου μας, με ημερομηνία 26.2.2008.

Αθήνα, 26 Φεβρουαρίου 2008

KPMG Ορκωτοί Ελεγκτές Α.Ε.

Μάριος Τ. Κυριάκου Ορκωτός Ελεγκτής Λογιστής ΑΜ ΣΟΕΛ 11121	Χαράλαμπος Γ. Συρούνης Ορκωτός Ελεγκτής Λογιστής ΑΜ ΣΟΕΛ 19071

Press Release

Full Year 2007 Results

Net Profits up 54% to Euro 850 million

Dividend up 20% to Euro 0.90 per share

On track to meet revised business plan targets

Strong financial performance

- Earnings per share grew by 50% to Euro 2.10 (2006: Euro 1.40) with return on equity at 28.1%.
- Robust capital adequacy with Tier I ratio at 9.6% and Total BIS ratio at 12.5%.
- Cost to income ratio at 45.8%, while expanding in Southeastern Europe at accelerated pace.

Healthy operating metrics

- Net loans grew rapidly by 30.6% to Euro 42.1 billion, with new loan balances of Euro 2.6 billion in the fourth quarter, of which Euro 1.2 billion Greece and Euro 1.2 billion SEE.
- Customer assets reached Euro 46.7 billion, with Euro 2.3 billion of deposits increase in the last quarter alone.
- Net interest income, net of impairment, grew by 18.5% while the margin expanded by 20 bps.
- Fee and commission income increased strongly by 16.1%.

Increased contribution from Southeastern Europe

- Profit before tax from organic expansion of our SEE activities reached Euro 117 million, up 67.3%.
- Southeastern European loan and deposit balances grew significantly by 88% and 46.4%, accounting for 18% and 15% of total loans and deposits respectively.
- Branch network at the end of 2007 amounted to 817 units in Greece and abroad.

"In 2007 we demonstrated our ability to expand our successful business model into Southeastern Europe, where our market share in loans at above seven percent confirms that we are reaching critical mass. We are confident of achieving the ambitious growth targets we set out in January at our Capital Markets Day in London. We are following with vigilance the turbulence in the global financial markets and are ready to take advantage of any change in circumstances."

Yannis S. Costopoulos, Chairman

"In the second half of 2007 we exceeded our expectations, delivering net profit of Euro 875 million[1] for the full year compared with our target of Euro 830 million. Our success is built on our quality brand and our strong commercial focus and is reflected in loan growth of 30% including new loan additions in SEE exceeding Euro 3.5 billion. We now have more than 3.5 million clients across the SEE region. We are pleased that despite the present economic conditions, our risk balanced growth has been acknowledged by Standard & Poor's which upgraded us to "A-". The improvement of our operating performance supports our strong commitment to deliver in 2008 according to our recently presented business plan."

Demetrios P. Mantzounis, Managing Director

[1] Adjusting for one-off fire donations (Euro 18.5 million after tax) and the newly introduced trading gains tax (Euro 6.4 million).

ALPHA BANK

KEY DEVELOPMENTS

- **Robust expansion in Southeastern Europe supported by accelerating maturity of our Network.**
  Our regional platform expanded in 2007 by 133 Branches reaching 403 units at the end of December, fully meeting our target. In 2007, lending growth increased by 126% in the Balkans and 58% in Cyprus, resulting in market share gains of 160 bps across the region as we reached an overall market share of 7.3% in SEE. New loan balances reached Euro 3.5 billion for the full year, of which Euro 1.2 billion in the fourth quarter alone, equaling the respective performance in Greece.

- **Continued focus on expanding in retail banking in Greece.**
  Retail lending expansion continued unabated, with consumer loans increasing by 34.8%, mortgages by 17.5%, and lending to very small businesses by 20.8%. These positive trends are underpinned by the opening of 20 new Branches in Greece during this year, while our plan calls for another 50 Branches to open in 2008.

- **Resilient funding platform.**
  Alpha Bank's reliable franchise and quality brand has proven most appealing to depositors: in the fourth quarter we managed to attract Euro 2.3 billion[2] of deposits (close to the amount of new loan balances over the same period) without cannibalising our money market funds, which increased by Euro 300 million in the same period, or significantly adjusting our pricing policy. Furthermore, we ended the year as a net lender in the interbank market by Euro 2.2 billion and so far in 2008 we have raised Euro 970 million in wholesale funding. As stated in our Q307 results, Alpha Bank has no direct investments in subprime mortgages or indirect exposure to that market via credit-linked instruments nor does it provide support to any conduit structure.

- **Standard & Poor's upgrades Alpha Bank rating to "A-"**
  Standard & Poor's has upgraded Alpha Bank's credit rating by taking into account the "implementation of initiatives to improve the Bank's underwriting and collection processes by taking a much more centralised and proactive approach" and has further commented that the "reserve coverage is adequate with further comfort derived from the Bank's strong earnings generation". (*Standard & Poor's report on Alpha Bank, 19 February 2008*).

- **Participation process in the State-sponsored auxiliary Pension Fund for Bank Employees (E.T.A.T.) concluded.**
  Law 3620/2007 ratified the cost for Alpha Bank to be admitted to E.T.A.T. to Euro 543 million, to be paid in ten annual instalments of Euro 67.3 million, broadly in line with our provision. This is an important development towards restoring a level playing field in the banking market through the gradual harmonisation of the non-salary employee cost.

- **Agenda 2010 delivery update.**
  Alpha Bank hosted its 4th Capital Markets Day on 16 January 2008 in London where we upgraded our business plan targets as follows:

  - Net profit in 2010 of at least Euro 1,400 million translating into 23% Earnings Per Share CAGR 2007-2010 (from 20%) and 30% Return on Equity (from 28%).
  - Increased SEE contribution in group earnings to 30% by 2010 (from 25%).
  - Accelerated loan growth, to produce risk weighted assets growth of 20% CAGR.
  - Interim net profit target for 2009 is set at Euro 1,150 million.

2007 DIVIDEND

In light of our sustainable profitability, the Board of Directors will propose to the Annual General Meeting of Shareholders a dividend of **Euro 0.90 per share** compared to Euro 0.75 last year, an increase of 20%. Based on the average share price of 2007, this represents a dividend yield of 3.8%.

---

[2] Deposits and retail targeted bonds to our customers

ALPHA BANK

SUMMARY PROFIT AND LOSS

(in Euro million)	2007	2006	% change
Operating Income *	**2,010.6**	**1,688.2**	**19.1%**
of which:			
Greece	1,672.3	1,447.5	15.5%
Southeastern Europe	318.4	223.6	42.4%
Operating Expenses	**1,025.3**	**887.5**	**15.5%**
of which:			
Greece	811.9	721.8	12.5%
Southeastern Europe	201.4	153.6	31.1%
Profit before Tax	**985.3**	**800.7**	**23.0%**
of which:			
Greece	860.5	725.7	18.6%
Southeastern Europe	117.1	70.0	67.3%
Net Profit	**850.0**	**551.9**	**54.0%**

* *Net of impairments*

BALANCE AND OFF-BALANCE SHEET HIGHLIGHTS

(in Euro million)	31.12.2007	31.12.2006	% change
Assets	**54,684**	**49,443**	**10.6%**
Equity	**3,371**	**2,742**	**22.9%**
Loans	**42,913**	**33,200**	**29.3%**
of which:			
Greece	33,962	28,454	19.4%
Southeastern Europe	7,573	4,029	88.0%
Customer assets	**46,682**	**41,170**	**13.4%**
Deposits	**34,665**	**31,015**	**11.8%**
of which:			
Greece	28,781	26,815	7.3%
Southeastern Europe	5,303	3,623	46.4%
Private Banking	**5,584**	**4,774**	**17.0%**
Mutual Funds	**5,456**	**4,201**	**29.9%**

Enquiries:

Alpha Bank

Marinos S. Yannopoulos, General Manager and C.F.O. Tel.: +30 210 326 2366

Michael Massourakis, Group Chief Economist Tel.: +30 210 326 2828

Vassilios Psaltis, Head of Group Investor Relations & Corporate Development Tel.: +30 210 326 4009

www.alpha.gr

Finsbury Group
Edward Simpkins/Matthew Newton Tel.: +44 207 351 2801

Results Calendar for 2008:

The new dates for the announcement of the first quarter, first half and nine months results of 2008 are the 27th of May, the 26th of August and the 25th of November respectively.

Athens, 26 February 2008

ALPHA BANK

2007 PERFORMANCE OVERVIEW

Net profit attributable to shareholders amounted to Euro 850 million, an increase of 54%. This is a record performance that demonstrates the robustness of our market position in Greece and the accelerated delivery of our Southeastern European platform. **Net interest income** reached Euro 1,605 million, an increase of 13.2%, translating into a noticeably improved risk-adjusted **net interest margin** of 2.7% (2.5% in 2006). This is on the back of strong loan growth in Greece and Southeastern Europe, a continuous shift of the asset mix towards higher-spread activities, and a widening of liability spreads. **Fee and commission income** advanced by 16.1% mainly due to the positive development in loan related charges (+16%), credit card commissions (+28%) and capital markets related fees (+36%). **Income from financial operations** stood at Euro 82.5 million, and **other income** at Euro 85 million.

We maintained our record of good cost control with a cost to income ratio of 45.8%. The **Operating costs** associated with our accelerated growth agenda increased by 15.5% to Euro 1,025 million, mainly due to a 10.7% increase in staff cost, which we see as important to retain and reward the best quality staff, and a 20.5% increase in general expenses. As a result of our expansion programme in Southeastern Europe our costs grew by 31%, mainly due to the accelerated roll-out of our Branch Network. We added 133 new Branches and 1,008 new staff during the year. The increase of our operating cost in Greece (+12%) was mainly affected by production-related expenses to support the rapid expansion of our retail business.

Loans and advances to customers (gross) expanded strongly to 29.3%, reaching Euro 42.9 billion, primarily due to a 19.4% volume increase in Greece, and an even stronger increase by 88% in our Southeastern European credit operations. Our growing geographic diversity is reflected in the fact that in 2007 new loan additions in SEE amounted to Euro 3,544 million, which corresponds to approximately two thirds of the new loan additions in Greece (Euro 5,508 million).

Credit costs as a percentage of average loans stood at 60 bps in 2007 vs 83 bps in 2006, confirming the trend towards a medium term target of 60 bps, supported mainly by the benign credit environment in Greece and in Cyprus and the early successes in our on-going efforts to reengineer our credit value chain, as evidenced recently by Standard & Poor's comments. Therefore, our NPL (Non-Performing Loans) ratio, under IFRS 7, reached 3.7% in December 2007, improving significantly from 5.1% a year earlier. **Allowances for impairment** reached Euro 841 million representing 2% of total loans outstanding, as we have written-off Euro 382 million in 2007, and covered 53% of NPLs. When collaterals are taken into account this ratio stands at 130%.

Customer assets grew by 13.4% to Euro 46.7 billion. In the fourth quarter alone, we have added Euro 2.3 billion of deposits without engaging into any particular pricing action or directing any customers' money market funds to deposits (we attracted Euro 300 million of money market funds q-o-q). **Deposits in Greece**, including Alpha Bank bonds placed with our retail customers, advanced to Euro 28.8 billion (up 7.3%). As our extensive branch network exceeded 400 Branches, **deposits in Southeastern Europe** grew by 46.4% to reach Euro 5.3 billion. We now have nation-wide coverage in the countries we operate in and increasingly see benefits from enhanced brand awareness. **Private banking** assets stood at Euro 5.6 billion, and **mutual funds** balances at Euro 5.5 billion.

BUSINESS UNIT ANALYSIS

CONSUMER AND SMALL BUSINESS BANKING

Retail Banking (in Euro million)	2007	2006	% change
Total Income	1,178.2	1,056.1	11.6%
Total Expenses	554.0	508.7	8.9%
Impairment Losses	115.7	166.1	(30.3%)
Profit Before Tax	508.4	381.3	33.4%
Return on Regulatory Capital	47.1%	42.2%	...
Risk Weighted Assets	13,500	11,300	19.5%
Cost / Income Ratio	47.0%	48.2%	...
Customer Financing (end-period)	18,444	15,545	18.6%

In 2007, profits before tax reached Euro 508.4 million, compared to Euro 381.3 million in 2006, an increase of 33.4%. **Mortgage credit** reached Euro 9.9 billion, up by 17.5%, as we consolidated our second position in the market, fending-off intense competitive pressures with regular product innovation. **Consumer credit** continued to excel as we intensified our marketing efforts to benefit from a mix of multiple distribution channels. In that context, **consumer loan** balances rose by 34.8% to Euro 3 billion, with new disbursements standing at Euro 1.8 billion (up 43%). **Credit cards** balances advanced by 16.4% reaching Euro 1.2 billion, driven by the increasing success of our proprietary multi-retailer "Bonus Card" loyalty programme. Moreover, **small business loans** (extended to companies with turnover below Euro 2.5 million or credit limits up to Euro 1 million) rose by 12.7%, while loans to **very small businesses** (defined as those with credit limits up to Euro 90,000) increased by 20.8%. We expect our performance in the area of small businesses to strengthen further as we sharpen our focus in this segment through dedicated product offerings, centralisation of credit approvals and back office operations in addition to the enhanced coverage of our branch network.

OPERATIONS IN SOUTHEASTERN EUROPE

Operations in Southeastern Europe (Euro million)	2007	2006	% change
Total Income	345.8	248.4	39.2%
Total Expenses	201.4	153.6	31.1%
Impairment Losses	27.4	24.8	10.2%
Profit Before Tax	117.1	70.0	67.3%
Return on Regulatory Capital	31.3%	25.5%	...
Risk Weighted Assets	4,669	3,427	36.2%
Cost / Income Ratio	58.2%	61.8%	....
Customer Financing (end-period)	7,573	4,029	88.0%
Customer deposits (end-period)	5,303	3,623	46.4%

Profits before tax grew impressively over the year to Euro 117.1 million, an increase of 67.3% brought about by our accelerated Branch opening programme and the rapid maturity of our existing Branches as we increase the network density in the various countries we operate. In January we announced enhanced targets for our Network in the SEE region with just over 1,000 Branches at the end of the decade, an increase of 240 over our previous number.

In **Cyprus**, our franchise delivered a Euro 71.9 million pre-tax profit, buoyed by our number three position in lending with a market share of 12.3% at end 2007, a gain of 2.1 percentage points over the year, and our fast improving position in the international banking segment. In the fourth quarter we added Euro 492 million of new loan balances to reach Euro 3.3 billion, and we have attracted Euro 412 million to reach Euro 3.1 billion in deposits.

In **Romania** our market share grew by 2.2 percentage points to 6.5% by the end of 2007. Whilst we remain vigilant to potential macro-economic imbalances in the Romanian economy, we are the most experienced foreign bank in the country and have the ability to respond effectively to adverse developments in market conditions. As part of our balanced approach to risk we have hedged all our capital exposure in the country since July 2007. During the year we increased our loan book to Euro 2.7 billion (+126%) by adding Euro 1.5 billion of new loans. Alpha Bank Romania became a top five player demonstrating the highest productivity among its peers, as expressed by the loans-per-branch ratio.

In **Bulgaria**, we doubled our Network to 80 Branches at the end of 2007. The intensification of our efforts to attain critical mass in Bulgaria has been rewarded by the doubling of our market share in 2007 to reach almost 3.5%, thus placing Alpha Bank as a top ten player in the country. Following recent management appointments we have deepened our organisational structure to handle the significant increase in business origination. Achieving nation-wide coverage allowed for the launch of a full-scale advertising campaign, the results of which are very encouraging: in the fourth quarter we sold 3,231consumer loans (up more than 300% q-o-q) and we reached 65,000 retail deposit accounts (up close to 50% q-o-q).

In **Serbia**, having successfully restructured Alpha Bank Srbija in less than two years from its acquisition, we are now well placed to further capitalise on our network of 130 Branches to service our 265,000 customers, 23,500 entrepreneurs and 12,500 corporate customers. Loans grew to Euro 595 million, up 78%, with business loans up by 89%.

In **Albania**, our network of 20 Branches delivered a pre-tax profit of Euro 13.1 million, mainly due to its focus in the retail market. Mortgage loans accounted for 42% of the portfolio and grew by 87% while deposits grew by 55%, delivering a loan-to-deposits ratio of 70%.

In **F.Y.R.O.M.** our footprint numbered 15 Branches at the end of December. Our loan balances increased by 79% in 2007, indicating our penetration potential. In that context we plan open another 25 branches by the end of the decade.

MEDIUM AND LARGE CORPORATES

Medium and Large Corporate (in Euro million)	2007	2006	% Change
Total Income	405.4	366.3	10.7%
Total Expenses	110.3	100.6	9.7%
Impairment Losses	84.0	63.1	33.2%
Profit Before Tax	211.0	202.6	4.2%
Return on Regulatory Capital	20.3%	21.5%	...
Risk Weighted Assets	13,017	11,795	10.4%
Cost / Income Ratio	27.2%	27.5%	...
Customer Financing (end-period)	15,518	12,909	20.2%

Profits before tax at Euro 211 million remained practically stable compared to last year. Operating income grew by 10.7%, supported by a 20% increase in loans despite moderate erosion in spreads in the nine months, which stabilised in the fourth quarter. Operating expenses increased by 9.7% as a result of the start-up costs relating to the recently established Business Centres. Results of the first full year of the pilot Business Centre are very encouraging as it exceeded its budget by 21% and managed to widen its spread by 10 bps.

ASSET MANAGEMENT

Asset Management (in Euro million)	2007	2006	% Change
Total Income	115.9	98.1	18.1%
Total Expenses	59.6	53.2	12.1%
Profit Before Tax	56.3	45.0	25.3%
Return on Regulatory Capital	114.2%	107.1%	...
Risk Weighted Assets	616	523	17.9%
Cost / Income Ratio	51.4%	54.2%	...
Customer Funds (end-period)	11,300	9,187	23.0%

Profits before tax increased by 25.3% to Euro 56.3 million and funds under management grew by 23% to Euro 11.3 billion, demonstrating our leading position in this field. For 2008 we are taking a fresh approach to asset gathering to leverage off our leading product proposition in mutual funds and insurance products. We expect further gains through our dedicated distribution to mass affluent customers via Alpha Prime and Alpha Private Bank.

Mutual funds reached Euro 5.5 billion at the end of December 2007, reflecting an overall market share of 23.1% and our number one position in domestic equity-related funds. During 2007 we undertook significant product development, to introduce a shipping and a real estate fund and the very first Greek ETF on the FTSE 20 Athens Index, which started trading at the end of January. Furthermore, **private banking** balances reached Euro 5.6 billion, registering an increase of 17% as we are intensifying our marketing efforts in the affluent segment.

Lastly, we made considerable inroads in **Bancassurance,** capitalising on our exclusive relationship with AXA. Leveraging on AXA's global product expertise, we have started the roll-out of an enhanced product offering. In 2007 we have doubled premium volume in bancassurance and early successes include the significant increase in insurance cross selling rates in consumer loans (72% in second half 2007 vs 45% in 2006) and in mortgages (30% in second half 2007 vs 6% in 2006).

ALPHA BANK

INVESTMENT BANKING AND TREASURY

Investment Banking and Treasury (in Euro million)	2007	2006	% change
Total Income	116.1	112.9	2.8%
Total Expenses	38.1	32.8	16.0%
Profit Before Tax	79.1	80.1	(1.4%)
Return on Regulatory Capital	24.3%	28.5%	...
Risk Weighted Assets	4,065	3,513	15.7%
Cost / Income Ratio	32.8%	29.0%	....

Profits before tax for the period amounted to Euro 79.1 million, of which Euro 30.1 million relate to the investment banking business, primarily from brokerage activity.

ALPHA BANK

ASSETS, LIABILITIES AND OFF-BALANCE SHEET ITEMS

(in Euro million)	Dec 2007	Sep 2007	June 2007	Mar 2007	Dec 2006	Dec 2007 / Dec 2006
Assets	54,684	51,244	52,211	52,177	49,443	10.6%
Loans (net)	42,072	39,375	36,590	33,848	32,223	30.6%
Securities	3,423	3,294	3,362	4,128	7,859	(56.4%)
Deposits	34,665	32,342	31,796	32,165	31,015	11.8%
Private Banking	5,584	5,573	5,624	4,990	4,774	17.0%
Mutual Funds	5,456	5,788	5,527	4,515	4,201	29.9%
Senior Debt	7,960	8,083	8,272	7,974	5,319	49.7%
Subordinated Debt	1,229	1,243	1,225	1,237	1,029	19.4%
Hybrid Capital	888	886	888	888	830	7.0%
Shareholders Equity	3,371	3,094	2,913	3,011	2,742	22.9%

INCOME STATEMENT

(in Euro million)	2007	2006	% change	Q4 2007	Q3 2007	Q2 2007	Q1 2007
Operating Income	2,237.3	1,942.2	*15.2%*	605.9	574.8	536.9	519.7
Net Interest Income	1,605.3	1,417.6	*13.2%*	437.1	415.7	390.3	362.1
Impairment losses	(226.7)	(254.0)	*(10.8%)*	(69.0)	(55.1)	(40.2)	(62.4)
Net Interest Income (net of impairment losses)	**1,378.6**	**1,163.6**	***18.5%***	**368.1**	**360.6**	**350.1**	**299.8**
Fee and commission income	464.6	400.1	*16.1%*	123.3	119.6	114.2	107.5
Income from financial operations	82.5	55.5	*48.7%*	23.7	18.2	10.7	29.9
Other income	84.9	68.9	*23.1%*	21.9	21.2	21.7	20.1
Operating Expenses	(1,025.3)	(887.5)	*15.5%*	(285.3)	(254.8)	(251.7)	(233.5)
Staff costs	(526.9)	(476.1)	*10.7%*	(136.2)	(132.0)	(131.4)	(127.3)
General expenses	(420.2)	(348.7)	*20.5%*	(125.9)	(102.8)	(102.1)	(89.3)
Depreciation and amortization expenses	(78.3)	(62.6)	*24.9%*	(23.2)	(19.9)	(18.2)	(16.9)
Profit before tax	985.2	800.7	*23.0%*	251.6	264.9	244.9	223.8
Income Tax	(208.2)	(175.4)	*18.7%*	(64.8)	(48.7)	(45.4)	(49.2)
Tax on Reserves	(6.4)	(73.9)	*(91.4%)*	(6.4)	0.0	0.0	0.0
Net Profit from continuing operations	770.7	551.4	*39.8%*	180.4	216.2	199.5	174.6
Profit from discontinued operations	80.4	2.7	...	0.0	0.0	(1.4)	81.8
Net Profit	850.0	551.9	*54.0%*	180.3	215.7	197.8	256.1
Recurring Profit (*)	794.5	623.2	*27.5%*				

RATIOS

	2007	2006	Q4 2007	Q3 2007	Q2 2007	Q1 2007
Net Interest Income (net of impairment losses) / Average Assets - MARGIN	2.7%	2.5%	2.8%	2.8%	2.7%	2.4%
Cost to Income Ratio	45.8%	45.7%	47.1%	44.3%	46.9%	44.9%
Return on Equity after tax and minorities -ROE	28.1%	23.8%	22.3%	28.7%	26.7%	35.6%
Capital Adequacy Ratio (Total)	12.5%	12.9%	12.5%	12.8%	13.2%	13.6%
Capital Adequacy Ratio (Tier I)	9.6%	10.2%	9.6%	9.8%	10.1%	10.3%

(*) Net Profit excluding income from sale of Alpha Insurance to AXA (€ 80m in 2007 and € 2.7m in 2006), impact from taxation of reserves (€ 6.5m in 2007 & € 73.9m in 2006) and donation to fire victims (€ 18.5m after tax in 2007)

BUSINESS VOLUMES

(in Euro million)	Dec 2007	Sep 2007	June 2007	Mar 2007	Dec 2006	Dec 2007 / Dec 2006
Customer Financing	42,913	40,297	37,487	34,817	33,200	*29.3%*
of which:						
Greece	*33,962*	*32,799*	*31,247*	*29,417*	*28,454*	*19.4%*
Mortgages	9,850	9,421	9,124	8,772	8,386	*17.5%*
Consumer Loans	2,985	2,786	2,595	2,371	2,215	*34.8%*
Credit Cards	1,202	1,119	1,064	1,041	1,033	*16.4%*
Small Business Loans	4,407	4,229	4,164	4,016	3,911	*12.7%*
of which:< €90,000 in limits	*1,163*	*1,105*	*1,074*	*1,016*	*963*	*20.8%*
Medium and Large Business Loans	15,518	15,244	14,300	13,217	12,909	*20.2%*
Southeastern Europe	*7,573*	*6,432*	*5,591*	*4,711*	*4,029*	*88.0%*
Mortgages	1,665	1,354	1,085	873	733	*127.3%*
Consumer Credit	789	641	531	457	392	*101.2%*
Business Loans	5,119	4,437	3,975	3,381	2,904	*76.2%*

Customer Assets	46,681	44,755	43,572	42,888	41,170	*13.4%*
of which:						
Deposits (Greece and Southeastern Europe)	34,084	31,729	31,162	31,545	30,438	*12.0%*
Greece	28,781	27,231	26,884	27,553	26,815	*7.3%*
Sight & Savings	14,439	14,465	14,578	14,512	14,654	*(1.5%)*
Time deposits & Alpha Bank Bonds	14,342	12,766	12,306	13,041	12,161	*17.9%*
Southeastern Europe	5,303	4,498	4,278	3,992	3,623	*46.4%*
Bond Sales	2,280	2,212	2,176	2,324	2,288	*(0.3%)*
Mutual Funds	5,456	5,766	5,527	4,515	4,201	*29.9%*
Portfolio Management	5,844	5,918	5,485	5,220	4,986	*17.2%*
of which: Private Banking	*5,584*	5,573	5,186	4,990	*4,774*	*17.0%*

ALPHA BANK

STANDALONE FIGURES ACCORDING TO LISTING RULE 23.77

amounts in thousands of Euro

	DECEMBER 31, 2007	DECEMBER 31, 2006
TURNOVER *	3.493.751	2.946.121
PROFIT OR LOSS BEFORE TAXATION	613.641	716.034
PROFIT OR LOSS AFTER TAXATION	457.006	502.293
DIVIDEND PROPOSED	369.879	
DIVIDEND PAID		304.421

* In accordance with IFRS

ALPHA BANK

ΣΥΝΟΠΤΙΚΑ ΟΙΚΟΝΟΜΙΚΑ ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ ΤΗΣ ΧΡΗΣΕΩΣ

από 1η Ιανουαρίου 2007 μέχρι 31η Δεκεμβρίου 2007

(Βάσει του ν. 2190, άρθρο 135 για χρηματοπιστωτικά ιδρύματα που συντάσσουν ετήσιες οικονομικές καταστάσεις κατά τα Δ.Π.Χ.Π.)

(Ποσά εκφρασμένα σε χιλιάδες Ευρώ)

Τα παρακάτω στοιχεία και πληροφορίες αποσκοπούν σε μια γενική ενημέρωση για την οικονομική κατάσταση και τα αποτελέσματα της Alpha Bank A.E. και του Ομίλου της. Ο αναγνώστης, που επιζητά να αποκτήσει ολοκληρωμένη εικόνα της οικονομικής θέσεως και των αποτελεσμάτων της, μπορεί να ανατρέξει στη διεύθυνση του διαδικτύου www.alpha.gr όπου αναρτώνται οι ετήσιες οικονομικές καταστάσεις, που προβλέπουν τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης, καθώς και η έκθεση ελέγχου των ορκωτών ελεγκτών.

ΣΤΟΙΧΕΙΑ ΤΗΣ ALPHA BANK

Έδρα	: Σταδίου 40 - 102 52 Αθήνα
ΑΡ Μ.Α.Ε.	: [illegible]
Αρμόδια εποπτική αρχή	: Τράπεζα της Ελλάδος, Υπουργείο Ανάπτυξης
Ημερομηνία εγκρίσεως των ετησίων Οικονομικών Καταστάσεων (από τις οποίες αντλήθηκαν τα συνοπτικά στοιχεία)	: 28 Φεβρουαρίου 2008
Ορκωτοί Ελεγκτές Λογιστές	: Μάριος Τ. Κυριακού (Α.Μ. ΣΟΕΛ 11121), Χαράλαμπος Γ. Συρούνης (Α.Μ. ΣΟΕΛ 19071)
Ελεγκτική Εταιρία	: KPMG Ορκωτοί Ελεγκτές Α.Ε.
Τύπος έκθεσης ελέγχου ελεγκτών	: Με σύμφωνη γνώμη
Διεύθυνση διαδικτύου Εταιρίας	: www.alpha.gr

ΣΥΝΘΕΣΗ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ:

ΠΡΟΕΔΡΟΣ (Εκτελεστικό μέλος)	: Γιάννης Σ. Κωστόπουλος
ΑΝΤΙΠΡΟΕΔΡΟΣ (Μη εκτελεστικό μέλος)	: Μηνάς Γ. Τάνες
ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ (Εκτελεστικό μέλος)	: Δημήτριος Π. Μαντζούνης
ΕΝΤΕΤΑΛΜΕΝΟΙ ΣΥΜΒΟΥΛΟΙ ΚΑΙ ΓΕΝΙΚΟΙ ΔΙΕΥΘΥΝΤΕΣ (Εκτελεστικά μέλη)	: Μάριος Σ. Γιαννόπουλος (CFO), Σπύρος Ν. Φιλάρετος, Αρτέμης Χ. Θεοδωρίδης
ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ	: Γεώργιος Ε. Αγουρίδης, Σοφία Γ. Ελευθερουδάκη, Παύλος Γ. Καραγεωργίου [illegible]
ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΑΝΕΞΑΡΤΗΤΑ ΜΕΛΗ	: [illegible]

ΣΤΟΙΧΕΙΑ ΙΣΟΛΟΓΙΣΜΟΥ

	Ενοποιημένα Στοιχεία		Στοιχεία Τραπέζης	
	31.12.2007	31.12.2006	31.12.2007	31.12.2006
ΕΝΕΡΓΗΤΙΚΟ				
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	3.383.912	2.676.792	1.850.327	1.477.675
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	3.808.889	4.828.712	7.349.675	8.184.089
Αξιόγραφα χαρτοφυλακίου συναλλαγών	388.047	305.891	284.798	348.207
Παράγωγα χρηματοοικονομικά μέσα	383.432	345.676	384.469	254.586
Δάνεια και απαιτήσεις κατά πελατών	42.077.071	32.223.034	35.287.874	29.237.881
Αξιόγραφα επενδυτικού χαρτοφυλακίου - Διαθέσιμα προς πώληση	3.158.861	7.552.802	6.300.377	7.482.386
Επενδύσεις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες	-	-	1.828.100	1.880.530
Επενδύσεις σε συγγενείς εταιρίες	6.220	4.091	-	-
Επενδύσεις σε ακίνητα	73.880	31.518	42.370	42.006
Ενσώματα πάγια	1.173.276	835.886	603.831	544.838
Υπεραξία και λοιπά άυλα πάγια	134.407	117.136	95.836	42.104
Αναβαλλόμενες φορολογικές απαιτήσεις	170.257	276.973	158.180	281.343
Λοιπά στοιχεία Ενεργητικού	366.179	308.844	780.625	228.825
	54.584.344	48.316.273	53.984.430	46.676.009
Στοιχεία Ενεργητικού προς πώληση	89.845	484.387	54.706	82.513
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ	54.684.229	48.790.660	54.039.136	46.758.612
ΥΠΟΧΡΕΩΣΕΙΣ				
Υποχρεώσεις προς πιστωτικά ιδρύματα	4.437.738	6.888.626	5.837.582	7.222.117
Παράγωγα χρηματοοικονομικά μέσα	384.138	234.576	383.129	228.223
Υποχρεώσεις προς πελάτες (συμπεριλαμβανομένων συναλλαγών διάθεσης μας)	34.865.158	31.014.884	23.324.889	20.372.943
Ομόλογες εκδόσεως μας διατεθειμένες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις	9.188.287	6.348.407	20.521.578	15.148.328
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	183.787	128.077	127.880	119.102
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΑΠΟΤΕΛΕΣΜΑΤΩΝ

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ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΤΑΜΕΙΑΚΩΝ ΡΟΩΝ

[illegible]

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΜΕΤΑΒΟΛΩΝ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ

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ΠΡΟΣΘΕΤΑ ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ

[illegible]

Αθήνα, 28 Φεβρουαρίου 2008

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ ΟΜΙΛΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ	ΜΑΡΙΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ
Α.Δ.Τ. Χ 681480	Α.Δ.Τ. Ι 166670	Α.Δ.Τ. Ν 308646	Α.Δ.Τ. ΑΒ 522299

ALPHA BANK

44 STADIOU STREET, GR - 102 52 ATHENS

CONDENSED FINANCIAL DATA AND INFORMATION

For the period from January 1, 2007 to December 31, 2007

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END